As filed with the Securities and Exchange Commission on May 5, 2026

Registration No. 333-294104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Columbia Financial, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6035	42-1991301
State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

19-01 Route 208 North

Fair Lawn, New Jersey 07410

(800) 522-4167

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. Kemly

President and Chief Executive Officer

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, New Jersey 07410

(800) 522-4167

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christina M. Gattuso, Esq.	Ned A. Quint, Esq.
Stephen F. Donahoe, Esq.	Scott A. Brown, Esq.
Kilpatrick Townsend & Stockton LLP	Luse Gorman, PC
701 Pennsylvania Avenue, NW, Suite 200	5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20004 (202) 508-5800	Washington, DC 20015 (202) 274-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this Joint Proxy Statement/Prospectus is subject to completion or amendment. A registration statement relating to the securities of Columbia Financial, Inc. to be issued has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Joint Proxy Statement/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED MAY 5, 2026

PROSPECTUS OF COLUMBIA FINANCIAL, INC. (A MARYLAND CORPORATION)

JOINT PROXY STATEMENT OF COLUMBIA FINANCIAL, INC. (A DELAWARE CORPORATION)

AND NORTHFIELD BANCORP, INC.

PROXY VOTE — YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Columbia Financial, Inc., a Delaware corporation (“Columbia Financial”), and Northfield Bancorp, Inc., a Delaware corporation (“Northfield Bancorp”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to, among other matters, (i) the proposed conversion of Columbia Financial from the partially public mutual holding company form of organization to the fully public stock holding company structure (the “Conversion”) and (ii) the proposed acquisition of Northfield Bancorp by Columbia Financial, Inc., a newly formed Maryland corporation (“Columbia Financial, Inc.”) that will become the parent holding company of Columbia Bank upon the completion of the Conversion. We are requesting that you take certain actions as a holder of Columbia Financial common stock or a holder of Northfield Bancorp common stock.

Columbia Financial is converting from the mutual holding company structure to the fully public ownership structure. Currently, Columbia Bank is a wholly owned subsidiary of Columbia Financial, and Columbia Bank MHC owns 73.1% of Columbia Financial’s common stock. The remaining 26.9% of Columbia Financial’s common stock is owned by public stockholders. As a result of the Conversion, Columbia Bank’s newly formed company, Columbia Financial, Inc., a Maryland corporation, will become the parent holding company of Columbia Bank. Each share of Columbia Financial common stock owned by the public will be exchanged for between 1.8729 and 2.5340 shares of common stock of Columbia Financial, Inc. so that Columbia Financial’s existing public stockholders will own approximately the same percentage of Columbia Financial, Inc. common stock as they owned of Columbia Financial’s common stock immediately before the Conversion.

Concurrently with the exchange offer, Columbia Financial, Inc. is offering up to 192,625,000 shares of common stock for sale on a best efforts basis, subject to certain conditions. Columbia Financial, Inc. must sell a minimum of 142,375,000 shares to complete the offering. All shares are offered at a price of $10.00 per share. The shares Columbia Financial, Inc. is offering represent the 73.1% ownership interest in Columbia Financial now owned by Columbia Bank MHC. Columbia Financial, Inc. is offering the shares of common stock in a “subscription offering” to eligible depositors and certain borrowers of Columbia Bank. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering,” with a preference given to Columbia Bank’s local communities and the stockholders of Columbia Financial. Columbia Financial, Inc. may also offer for sale shares of common stock not purchased in the subscription offering or the community offering in a firm commitment underwritten offering.

Columbia Financial, Inc. must sell a minimum of 142,375,000 shares to complete the offering. If subscriptions totaling at least 142,375,000 shares are not received in the subscription offering, then unsubscribed subscription offering shares may be issued to stockholders of Northfield Bancorp as merger consideration, provided that the total number of such unsubscribed shares issued to Northfield Bancorp stockholders is less than 50% of Columbia Financial, Inc.’s outstanding common stock immediately after the completion of the merger of Northfield Bancorp with and into Columbia Financial, Inc. Unsubscribed shares in the subscription offering may only be issued as merger consideration to Northfield Bancorp stockholders to achieve the minimum of the offering range.

Immediately after the Conversion is completed, Northfield Bancorp will merge with and into Columbia Financial, Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2026, by and among Columbia Financial, Columbia Financial, Inc., Columbia Bank MHC and Northfield Bancorp (the “Merger Agreement”). Under the Merger Agreement, Northfield Bancorp will merge with and into Columbia Financial, Inc., with Columbia Financial, Inc. continuing as the surviving corporation (the “Merger”). Immediately following the Merger, Northfield Bank, the wholly owned subsidiary of Northfield Bancorp, will merge with and into Columbia Bank, the wholly owned subsidiary of Columbia Financial, Inc., with Columbia Bank continuing as the surviving institution (the “Bank Merger”).

If the Merger is completed, each share of Northfield Bancorp’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger, will be converted, at the election of the holder, into the right to receive either shares of Columbia Financial, Inc. common stock or cash, as follows: (i) if the final independent valuation of Columbia Financial, Inc., immediately prior to the completion of the Conversion (the “Final Independent Valuation”), is less than $2.3 billion, 1.425 shares of Columbia Financial, Inc. common stock (the “Merger Exchange Ratio”) or $14.25 in cash (the “Per Share Cash Consideration”); (ii) if the Final Independent Valuation is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Columbia Financial, Inc. common stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Columbia Financial, Inc. and the Per Share Cash Consideration will be increased to $14.65. The “Final Independent Valuation” is also sometimes referred to herein as the “appraised full conversion value.” No more than 30% of the shares of Northfield Bancorp common stock issued and outstanding as of the effective time of the Merger (excluding shares of Northfield Bancorp common stock to be canceled as provided the Merger Agreement) will be converted into the aggregate cash consideration. As of the date of this document, the current appraised full conversion value of Columbia Financial, Inc. is $2.291 billion at the midpoint of the offering range.

The completion of the Merger is subject to the completion of the Conversion and the satisfaction of other closing conditions. However, the completion of the Conversion is not contingent on the completion of the Merger. In the event that the Merger Agreement is terminated, Columbia Financial may determine to terminate the Conversion or delay the Conversion. If Columbia Financial, Inc. determines to delay the Conversion, the timing and manner of the Conversion would be subject to significant modification and subscribers would have the right to modify or rescind their purchase orders.

The common stock of Columbia Financial is listed on the Nasdaq Global Select Market under the symbol “CLBK.” The common stock of Northfield Bancorp is listed on the Nasdaq Global Select Market under the symbol “NFBK.” Following the completion of the Conversion, the common stock of Columbia Financial, Inc. is expected to be listed on the Nasdaq Global Select Market under the symbol “CLBK.”

Based on the number of shares of Northfield Bancorp common stock outstanding and reserved for issuance as of April 27, 2026, Columbia Financial, Inc. expects to issue approximately 41,800,140 shares of Columbia Financial, Inc. common stock in the Merger, assuming the Final Independent Valuation is $2.291 billion (the amount of the current independent valuation as of the date of this document) and 30% of the aggregate merger consideration consists of cash. Following the completion of the Merger, under such circumstances, former holders of Northfield Bancorp common stock will own approximately 15.43% and existing holders of Columbia Financial, Inc. common stock (after giving effect to the Conversion) will own approximately 84.57% of the common stock of the surviving corporation at the midpoint of the offering range.

Columbia Financial will hold a virtual annual meeting of its stockholders (the “Columbia Financial Annual Meeting”) on June 25, 2026 at www.virtualshareholdermeeting.com/CLBK2026 at 10:00 a.m., Eastern Time. At the Columbia Financial Annual Meeting, in addition to other business, Columbia Financial will ask its stockholders to approve (i) the Conversion, (ii) the Merger Agreement, (iii) an informational proposal regarding a provision in Columbia Financial, Inc.’s articles of incorporation requiring a super-majority vote to approve certain amendments to Columbia Financial, Inc.’s articles of incorporation, (iv) an informational proposal regarding approval of a provision in Columbia Financial, Inc.’s articles of incorporation limiting the voting rights of shares beneficially owned in excess of 10% of Columbia Financial, Inc.’s outstanding voting stock, (v) the election of directors; (vi) the ratification of KPMG LLP as Columbia Financial’s independent registered public accounting firm for fiscal 2026; (vii) an advisory vote on the compensation of Columbia Financial’s named executive officers; (viii) an advisory vote on the frequency of the vote on the compensation of Columbia Financial’s named executive officers; and (ix) the adjournment of the Columbia Financial Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Columbia Financial Annual Meeting to approve the Conversion or the Merger. The approval of the Conversion by Columbia Financial’s stockholders is required to complete the Merger.

Northfield Bancorp will hold a virtual special meeting of its stockholders (the “Northfield Bancorp Special Meeting”) on June 25, 2026 at www.virtualshareholdermeeting.com/NFBK2026SM at 9:00 a.m., Eastern Time. At the Northfield Bancorp Special Meeting, in addition to other business, Northfield Bancorp will ask its stockholders to approve (i) the Merger Agreement; (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to the named executive officers of Northfield Bancorp in connection with the Merger; and (iii) the adjournment of the Northfield Bancorp Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Northfield Bancorp Special Meeting to approve the Merger.

Information about the Columbia Financial Annual Meeting, the Northfield Bancorp Special Meeting, the Conversion and the Merger is contained in the accompanying Joint Proxy Statement/Prospectus.

Each of the boards of directors of Columbia Financial and Northfield Bancorp unanimously recommends that holders of Columbia Financial common stock and Northfield Bancorp vote “FOR” each of the proposals to be considered at the respective stockholder meetings.

The accompanying Joint Proxy Statement/Prospectus provides you with detailed information about the Conversion, the Merger Agreement and the Merger. It also contains or references information about Columbia Financial, Columbia Financial, Inc., Northfield Bancorp and certain related matters. You are encouraged to read the accompanying Joint Proxy Statement/Prospectus carefully. In particular, you should read the section entitled “Risk Factors” beginning on page 35 for a discussion of the risks you should consider in evaluating the Conversion and the Merger and how they will affect you. You can also obtain information about Columbia Financial, Columbia Financial, Inc. and Northfield Bancorp from documents that have been filed with the Securities and Exchange Commission that are incorporated into this Joint Proxy Statement/Prospectus by reference.

We look forward to your participation in the annual meeting and the special meeting and we appreciate your continued support.

Thomas J. Kemly President and Chief Executive Officer Columbia Financial, Inc.	Steven M. Klein Chairman of the Board, President and Chief Executive Officer Northfield Bancorp, Inc.

The securities of Columbia Financial, Inc. to be issued in the Conversion and Merger are not deposits or savings accounts or other obligations of any bank or savings association subsidiary of Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Conversion or Merger described in this document or the Columbia Financial, Inc. securities to be issued in connection with the Conversion or Merger or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The accompanying Joint Proxy Statement/Prospectus is dated [●], 2026, and it is first being mailed or otherwise delivered to stockholders of Columbia Financial and Northfield Bancorp on or about [●], 2026.

ABOUT THIS DOCUMENT

This Joint Proxy Statement/Prospectus, which we also refer to as “this document,” forms part of a registration statement on Form S-4 (Registration Statement No. 333-294104) filed with the Securities and Exchange Commission (the “SEC”) by Columbia Financial, Inc., and constitutes a prospectus of Columbia Financial, Inc. under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Columbia Financial, Inc. securities to be issued to Northfield Bancorp stockholders, as required by the Merger Agreement. This document also constitutes a proxy statement for Columbia Financial and Northfield Bancorp. In addition, it constitutes a notice of meeting with respect to the annual meeting of stockholders of Columbia Financial and the special meeting of stockholders of Northfield Bancorp.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated as of [●], 2026. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to either Columbia Financial stockholders or Northfield Bancorp stockholders nor the issuance by Columbia Financial, Inc. of its common stock in connection with the Conversion or the Merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Columbia Financial, Inc. and Columbia Financial has been provided by Columbia Financial, Inc. and Columbia Financial, respectively, and information contained in this document regarding Northfield Bancorp has been provided by Northfield Bancorp.

COLUMBIA FINANCIAL, INC.

19-01 Route 208 North

Fair Lawn, New Jersey 07410

(800) 522-4167

Notice of Annual Meeting of Stockholders to be held on June 25, 2026

To the Stockholders of Columbia Financial, Inc.:

Columbia Financial, Inc., a Delaware corporation (“Columbia Financial”), will hold a virtual annual meeting of stockholders (the “Columbia Financial Annual Meeting”) on June 25, 2026 at www.virtualshareholdermeeting.com/CLBK2026. The meeting will begin at 10:00 a.m., Eastern time. At the Columbia Financial Annual Meeting, stockholders of Columbia Financial will consider and act on the following matters:

(1)

The approval of a plan of conversion and reorganization (the “Plan of Conversion”) pursuant to which: (A) Columbia Bank MHC, which currently owns 73.1% of the common stock of Columbia Financial, will merge with and into Columbia Financial, with Columbia Financial being the surviving entity; (B) Columbia Financial will merge with and into Columbia Financial, Inc., a Maryland corporation (“Columbia Financial, Inc.”), which was recently formed to be the holding company for Columbia Bank, with Columbia Financial, Inc. being the surviving entity; (C) the outstanding shares of Columbia Financial, other than those held by Columbia Bank MHC, will be converted into shares of common stock of Columbia Financial, Inc.; and (D) Columbia Financial, Inc. will offer shares of its common stock for sale in a subscription offering and, if necessary in a community offering and/or syndicated offering (the “Columbia Conversion Proposal”).

(2)

The approval of the Agreement and Plan of Merger, dated as of January 31, 2026, by and among Columbia Financial, Inc. (a Delaware corporation), Columbia Financial, Inc. (a Maryland corporation), Columbia Bank MHC and Northfield Bancorp, Inc. (the “Merger Agreement”) and the transactions contemplated thereby, including the issuance of shares of Columbia Financial, Inc. common stock as merger consideration (the “Columbia Merger Proposal”).

(3)

The approval of an informational proposal regarding approval of a provision in Columbia Financial, Inc.’s articles of incorporation (the “articles of incorporation”) requiring a super-majority vote to approve certain amendments to Columbia Financial, Inc.’s articles of incorporation (the “Columbia Super-Majority Proposal”).

(4)

The approval of an informational proposal regarding approval of a provision in Columbia Financial, Inc.’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Columbia Financial, Inc.’s outstanding voting stock (the “Columbia 10% Beneficial Owner Proposal”).

(5)	The election of three directors to serve for terms of three years each (the “Columbia Director Election Proposal”).

(6)	The ratification of the appointment of KPMG LLP as independent registered public accounting firm for the fiscal year ending December 31, 2026 (the “Columbia Auditor Ratification Proposal”).

(7)	The approval, on an advisory (non-binding) basis, of the compensation of Columbia Financial’s named executive officers (the “Columbia Say-on-Pay Proposal”).

(8)	The approval, on an advisory (non-binding) basis, of the frequency of the vote on the compensation of Columbia Financial’s named executive officers (the “Columbia Say-on-Pay Frequency Proposal”).

(9)

The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the annual meeting to approve the Columbia Conversion Proposal or the Columbia Merger Proposal (the “Columbia Adjournment Proposal”).

All of these items are described in more detail in the accompanying Joint Proxy Statement/Prospectus and its annexes. We urge you to read these materials carefully and in their entirety. The enclosed document forms a part of this notice.

The provisions of Columbia Financial, Inc.’s articles of incorporation, which are summarized as informational proposals 3 and 4 were approved as part of the process in which the board of directors of Columbia Financial approved the Plan of Conversion. These proposals are informational in nature only, because regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) governing mutual-to-stock conversions do not provide for votes on matters other than the Plan of Conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if the stockholders of Columbia Financial approve the Plan of Conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.

The Columbia Financial board of directors unanimously recommends that Columbia Financial stockholders vote “FOR” the Columbia Conversion Proposal, “FOR” the Columbia Merger Proposal, “FOR” the Columbia Super-

Majority Proposal, “FOR” the Columbia 10% Beneficial Owner Proposal, “FOR” the Columbia Director Election Proposal, “FOR” the Columbia Auditor Ratification Proposal, “FOR” the Columbia Say-on-Pay Proposal, for “ONE YEAR” for the Columbia Say-on-Pay Frequency Proposal and “FOR” the Columbia Adjournment Proposal.

Columbia Financial stockholders of record as of the close of business on April 30, 2026 are entitled to notice of, and to vote at, the Columbia Financial Annual Meeting and any adjournments or postponements of the Columbia Financial Annual Meeting.

Your vote is very important. We cannot complete the transactions contemplated by the Plan of Conversion and the Merger Agreement unless holders of Columbia Financial common stock approve the Columbia Conversion Proposal and the Columbia Merger Proposal. The affirmative vote of a majority of all the votes entitled to be cast at the Columbia Financial Annual Meeting by stockholders other than Columbia Bank MHC is required to approve the Columbia Conversion Proposal and the Columbia Merger Proposal. The Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Auditor Ratification Proposal, the Columbia Say-on-Pay Proposal and the Columbia Adjournment Proposal must each be approved by the affirmative vote of the majority of the votes cast at the Columbia Financial Annual Meeting. Directors are elected by a plurality of votes cast at the Columbia Financial Annual Meeting. For the Columbia Say-on-Pay Frequency Proposal, the choice of frequency that receives the highest votes will be considered the advisory vote of stockholders.

Each copy of the Joint Proxy Statement/Prospectus mailed to holders of Columbia Financial common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the Columbia Financial Annual Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

The Joint Proxy Statement/Prospectus of which this notice is part provides a detailed description of the Plan of Conversion, the Merger Agreement and the other matters to be considered at the Columbia Financial Annual Meeting. We encourage you to carefully read this Joint Proxy Statement/Prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.

If you have any questions regarding the accompanying Joint Proxy Statement/Prospectus, please contact The Laurel Hill Advisory Group, LLC, Columbia Financial’s proxy solicitor, by calling toll-free at (888) 742-1305 and (516) 933-3100 for banks and brokers.

By Order of the Board of Directors

Mayra L. Rinaldi
Executive Vice President, Corporate Governance and
Culture and Corporate Secretary

[●], 2026

NORTHFIELD BANCORP, INC.

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

(732) 499-7200

Notice of Special Meeting of Stockholders to be held on June 25, 2026

To the Stockholders of Northfield Bancorp, Inc.:

Northfield Bancorp, Inc., a Delaware corporation (“Northfield Bancorp”), will hold a virtual special meeting of stockholders (the “Northfield Bancorp Special Meeting”) on June 25, 2026. The meeting will begin at 9:00 a.m., Eastern time. You may participate in the Northfield Bancorp Special Meeting, submit questions, and vote online, until voting is closed, at www.virtualshareholdermeeting.com/NFBK2026SM.

At the Northfield Bancorp Special Meeting, stockholders of Northfield Bancorp will consider and act on the following matters:

(1)

The approval of the Agreement and Plan of Merger, dated as of January 31, 2026, by and among Columbia Financial, Inc. (a Delaware corporation), Columbia Financial, Inc. (a Maryland corporation), Columbia Bank MHC and Northfield Bancorp, Inc. (the “Merger Agreement”) and the transactions contemplated thereby (the “Northfield Merger Proposal”).

(2)

The approval, on an advisory (non-binding) basis, of the compensation that may become payable to the named executive officers of Northfield Bancorp in connection with the transactions contemplated by the Merger Agreement (the “Northfield Merger-Related Compensation Proposal”).

(3)

The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the Northfield Merger Proposal (the “Northfield Adjournment Proposal”).

All of these items are described in more detail in the accompanying Joint Proxy Statement/Prospectus and its annexes. We urge you to read these materials carefully and in their entirety. The enclosed document forms a part of this notice.

The Northfield Bancorp board of directors unanimously recommends that Northfield Bancorp stockholders vote “FOR” the Northfield Merger Proposal, “FOR” the Northfield Merger-Related Compensation Proposal and “FOR” the Northfield Adjournment Proposal.

Northfield Bancorp stockholders of record as of the close of business on April 27, 2026 are entitled to notice of, and to vote at, the Northfield Bancorp Special Meeting and any adjournments or postponements of the Northfield Bancorp Special Meeting.

Your vote is very important. We cannot complete the transactions contemplated by the Merger Agreement unless holders of Northfield Bancorp common stock approve the Northfield Merger Proposal. The affirmative vote of a majority of all the stock entitled to be voted at the Northfield Bancorp Special Meeting is required to approve the Northfield Merger Proposal. The Northfield Merger-Related Compensation Proposal and the Northfield Adjournment Proposal must each be approved by the affirmative vote of the majority of the votes cast at the Northfield Bancorp Special Meeting.

Each copy of the Joint Proxy Statement/Prospectus mailed to holders of Northfield Bancorp common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to virtually attend the Northfield Bancorp Special Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

The Joint Proxy Statement/Prospectus of which this notice is part provides a detailed description of the Merger Agreement and the other matters to be considered at the Northfield Bancorp Special Meeting. We encourage you to carefully read this Joint Proxy Statement/Prospectus (including the annexes thereto) and any other documents incorporated by reference herein in their entirety.

If you have any questions regarding the accompanying Joint Proxy Statement/Prospectus, please contact Lioness Consulting LLC, Northfield Bancorp’s proxy solicitor, by calling toll-free at (833) 820-9861, or by e-mail at NFBK@lionessconsultingllc.com.

By Order of the Board of Directors

Susan Aufiero-Peters, Esq.
Senior Vice President and Corporate Secretary

[●], 2026

ADDITIONAL INFORMATION

Columbia Financial, Columbia Financial, Inc. and Northfield Bancorp file annual, quarterly and current reports, proxy statements and other business and financial information electronically with the SEC, as applicable. You can obtain any of the documents filed with or furnished to the SEC by Columbia Financial or Northfield Bancorp at no cost from the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge from Columbia Financial by accessing Columbia Financial’s website at www.columbiabankonline.com under the “Investor Relations” tab, or from Northfield Bancorp by accessing Northfield Bancorp’s website at www.enorthfield.com under the “Investor Relations” tab. See “Where You Can Find More Information” on page 336.

You also may request orally or in writing copies of these documents at no cost by contacting the appropriate company at the following addresses:

Columbia Financial, Inc. 19-01 Route 208 North Fair Lawn, New Jersey 07410 Attention: Corporate Secretary Telephone: (833) 550-0717	Northfield Bancorp, Inc. 581 Main Street, Suite 810 Woodbridge, New Jersey 07095 Attention: Corporate Secretary Telephone: (732) 499-7200 (ext. 2540)

If you are a Columbia Financial stockholder or Northfield Bancorp stockholder and would like to request documents from Columbia Financial or Northfield Bancorp, please do so by [●], 2026 to receive them before the Columbia Financial Annual Meeting or the Northfield Bancorp Special Meeting.

The information on Columbia Financial’s and Northfield Bancorp’s websites is not part of this document. References to Columbia Financial’s and Northfield Bancorp’s websites in this document are intended to serve as textual references only.

Page
Stockholder Communications	336
Where You Can Find More Information	336
Index to Financial Statements of Columbia Financial	F-1
Index to Financial Statements of Northfield Bancorp	F-79

Annex A: Agreement and Plan of Merger, dated as of January 31, 2026, by and among Columbia Financial, Inc., a Delaware corporation, Columbia Financial, Inc., a Maryland corporation, Columbia Bank MHC and Northfield Bancorp, Inc.

A-1
Annex B: Opinion of Keefe, Bruyette & Woods, Inc.	B-1
Annex C: Opinion of Raymond James & Associates, Inc.	C-1

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the annual meeting of stockholders (the “Columbia Financial Annual Meeting”) of Columbia Financial, Inc., a Delaware corporation (“Columbia Financial”) and the special meeting of stockholders (the “Northfield Bancorp Special Meeting”) of Northfield Bancorp, Inc. (“Northfield Bancorp”). These questions and answers may not address all questions that may be important to you as a Columbia Financial or Northfield Bancorp stockholder. To more fully understand the Conversion, the Merger, the Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting, you should read this entire Joint Proxy Statement/Prospectus, including the materials attached as annexes, as well as the documents that have been incorporated by reference into this Joint Proxy Statement/Prospectus.

The Proxy Vote

Q:	Why am I receiving this Joint Proxy Statement/Prospectus?

A:

You are receiving this Joint Proxy Statement/Prospectus because you are a stockholder of either Columbia Financial or Northfield Bancorp. This Joint Proxy Statement/Prospectus relates to, among other matters, (i) the proposed conversion of Columbia Financial from the partially public mutual holding company form of organization to the fully public stock holding company structure (the “Conversion”) pursuant to the terms of a plan of conversion and reorganization (the “Plan of Conversion”) and (ii) the proposed acquisition of Northfield Bancorp by Columbia Financial, Inc., a newly formed Maryland corporation (“Columbia Financial, Inc.”) that will become the parent holding company of Columbia Bank upon the completion of the Conversion. We are requesting that you take certain actions as a holder of Columbia Financial common stock or a holder of Northfield Bancorp common stock.

Columbia Financial is converting from the mutual holding company structure to the fully public ownership structure. Currently, Columbia Bank is a wholly owned subsidiary of Columbia Financial, and Columbia Bank MHC owns 73.1% of Columbia Financial’s common stock. The remaining 26.9% of Columbia Financial’s common stock is owned by public stockholders. As a result of the Conversion, Columbia Bank’s newly formed company, Columbia Financial, Inc., a Maryland corporation, will become the parent holding company of Columbia Bank. Each share of Columbia Financial common stock owned by the public will be exchanged for between 1.8729 and 2.5340 shares of common stock of Columbia Financial, Inc. so that Columbia Financial’s existing public stockholders will own approximately the same percentage of Columbia Financial, Inc. common stock as they owned of Columbia Financial’s common stock immediately before the Conversion.

Concurrently with the exchange offer, Columbia Financial, Inc. is offering up to 192,625,000 shares of common stock for sale on a best efforts basis, subject to certain conditions. All shares are offered at a price of $10.00 per share. The shares Columbia Financial, Inc. is offering represent the 73.1% ownership interest in Columbia Financial now owned by Columbia Bank MHC. Columbia Financial, Inc. is offering the shares of common stock in a “subscription offering” to eligible depositors and certain borrowers of Columbia Bank. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering,” with a preference given to Columbia Bank’s local communities and the stockholders of Columbia Financial. Columbia Financial, Inc. may also offer for sale shares of common stock not purchased in the subscription offering or the community offering in a firm commitment underwritten offering.

Columbia Financial, Inc. must sell a minimum of 142,375,000 shares to complete the offering. If subscriptions totaling at least 142,375,000 shares are not received in the subscription offering, then unsubscribed subscription offering shares may be issued to stockholders of Northfield Bancorp as merger consideration, or in any other manner that facilitates the completion of the Merger, provided that the total number of such unsubscribed shares issued to Northfield Bancorp stockholders is less than 50% of Columbia Financial, Inc.’s outstanding common stock immediately after the completion of the Merger. Unsubscribed shares in the subscription offering may only be issued as merger consideration to Northfield Bancorp stockholders to achieve the minimum of the offering range.

Immediately after the Conversion is completed, Northfield Bancorp will merge with and into Columbia Financial, Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2026, by and among Columbia Financial, Columbia Financial, Inc., Columbia Bank MHC and Northfield Bancorp (the “Merger Agreement”). Under the Merger Agreement, Northfield Bancorp will merge with and into Columbia Financial, Inc., with Columbia Financial, Inc. continuing as the surviving corporation (the “Merger”). Immediately following the Merger, Northfield Bank, the wholly owned subsidiary of Northfield Bancorp, will merge with and into Columbia Bank, the wholly owned subsidiary of Columbia Financial, Inc., with Columbia Bank continuing as the surviving institution (the “Bank Merger”).

The completion of the Merger is subject to the completion of the Conversion and the satisfaction of other closing conditions. However, the completion of the Conversion is not contingent on the completion of the Merger. In the event that the Merger Agreement is terminated, Columbia Financial may determine to terminate the Conversion or delay the Conversion. If Columbia Financial, Inc. determines to delay the Conversion, the timing and manner of the Conversion would be subject to significant modification and subscribers would have the right to modify or rescind their purchase orders.

Columbia Financial will hold the Columbia Financial Annual Meeting on June 25, 2026 at www.virtualshareholdermeeting.com/CLBK2026 at 10:00 a.m., Eastern Time. At the Columbia Financial Annual Meeting, in addition to other business, Columbia Financial will ask its stockholders to approve (i) the Plan of Conversion (the “Columbia Conversion Proposal”), (ii) the Merger Agreement and the consummation of the transactions contemplated thereby, including the issuance of shares of Columbia Financial, Inc. common stock as merger consideration (the “Columbia Merger Proposal”), (iii) an informational proposal regarding a provision in Columbia Financial, Inc.’s articles of incorporation requiring a super-majority vote to approve certain amendments to Columbia Financial, Inc.’s articles of incorporation (the “Columbia Super-Majority Proposal”), (iv) an informational proposal regarding approval of a provision in Columbia Financial, Inc.’s articles of incorporation limiting the voting rights of shares beneficially owned in excess of 10% of Columbia Financial, Inc.’s outstanding voting stock (the “Columbia 10% Beneficial Owner Proposal”), (v) the election of directors (the “Columbia Director Election Proposal”), (vi) the ratification of KPMG LLP as Columbia Financial’s independent registered public accounting firm for fiscal 2026 (the “Columbia Auditor Ratification Proposal”), (vii) an advisory vote on the compensation of Columbia Financial’s named executive officers (the “Columbia Say-on-Pay Proposal”), (viii) an advisory vote on the frequency of the vote on the compensation of Columbia Financial’s named executive officers (the “Columbia Say-on-Pay Frequency Proposal”) and (ix) the adjournment of the Columbia Financial Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Columbia Financial Annual Meeting to approve the Plan of Conversion or the Merger Agreement (the “Columbia Adjournment Proposal”). The approval of the Plan of Conversion and the Merger Agreement by Columbia Financial’s stockholders is required to complete the Merger.

Northfield Bancorp will hold the Northfield Bancorp Special Meeting on June 25, 2026 at www.virtualshareholdermeeting.com/NFBK2026SM at 9:00 a.m., Eastern Time. At the Northfield Bancorp Special Meeting, in addition to other business, Northfield Bancorp will ask its stockholders to approve (i) the Merger Agreement (the “Northfield Merger Proposal”); (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may become payable to the named executive officers of Northfield Bancorp in connection with the Merger (the “Northfield Merger-Related Compensation Proposal”); and (iii) the adjournment of the Northfield Bancorp Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Northfield Bancorp Special Meeting to approve the Merger (the “Northfield Adjournment Proposal”).

The Columbia Financial board of directors unanimously recommends that Columbia Financial stockholders vote “FOR” the Columbia Conversion Proposal, “FOR” the Columbia Merger Proposal, “FOR” the Columbia Super-Majority Proposal, “FOR” the Columbia 10% Beneficial Owner Proposal, “FOR” the Columbia Director Election Proposal, “FOR” the Columbia Auditor Ratification Proposal, “FOR” the Columbia Say-on-Pay Proposal, for “ONE YEAR” for the Columbia Say-on-Pay Frequency Proposal and “FOR” the Columbia Adjournment Proposal.

The Northfield Bancorp board of directors unanimously recommends that Northfield Bancorp stockholders vote “FOR” the Northfield Merger Proposal, “FOR” the Northfield Merger-Related Compensation Proposal and “FOR” the Northfield Adjournment Proposal.

YOUR VOTE IS IMPORTANT. WE CANNOT COMPLETE THE CONVERSION AND MERGER UNLESS THE STOCKHOLDERS OF COLUMBIA FINANCIAL APPROVE THE PLAN OF CONVERSION AND THE MERGER AGREEMENT AND THE STOCKHOLDERS OF NORTHFIELD BANCORP APPROVE THE MERGER AGREEMENT.

The Conversion

Q:	What is the Conversion and the related offering?

A:

Columbia Financial is converting from a partially-public mutual holding company structure to a fully-public stock holding company ownership structure. Currently, Columbia Bank MHC owns 73.1% of Columbia Financial’s common stock. The remaining 26.9% of Columbia Financial’s common stock is owned by public stockholders. As a result of the Conversion, Columbia Financial, Inc. will become the parent of Columbia Bank.

Shares of common stock of Columbia Financial, Inc., representing the 73.1% ownership interest of Columbia Bank MHC in Columbia Financial, are being offered for sale to eligible depositors and borrowers of Columbia Bank and, possibly, to the public. At the completion of the Conversion and related offering, public stockholders of Columbia Financial will exchange their shares of Columbia Financial common stock for shares of common stock of Columbia Financial, Inc.

After the Conversion and offering are completed, Columbia Bank will be a wholly-owned subsidiary of Columbia Financial, Inc., 100% of the common stock of Columbia Financial, Inc. will be owned by public stockholders, and Columbia Financial will have completed the transition from partial to fully-public ownership. As a result of the Conversion and offering, Columbia Financial and Columbia Bank MHC will cease to exist.

See the section of this Joint Proxy Statement/Prospectus captioned “Description of the Conversion” for more information about the Conversion and offering.

Q:	What are the reasons for the Conversion and stock offering?

A:

The primary reasons for the Conversion and offering are to (i) facilitate the acquisition of Northfield Bancorp by Columbia Financial, Inc.; (ii) enhance stockholder returns through higher earnings and more flexible capital management strategies; (iii) strengthen Columbia Financial, Inc.’s capital position with the additional capital it will raise in the offering to support its planned growth; (iv) eliminate the current limitations imposed by the mutual holding company structure on dividend payments and make it less costly for Columbia Financial, Inc. to pay dividends; (v) transition Columbia Financial to a more familiar and flexible organizational structure and create a more liquid and active market for shares of Columbia Financial, Inc. common stock; and (vi) facilitate future mergers and acquisitions (although Columbia Financial, Inc. does not currently have any understandings or agreements regarding any specific acquisition transaction other than the Merger).

Q:	I currently own shares of Columbia Financial common stock. What will happen to my shares as a result of the Conversion?

A:

At the completion of the Conversion, your shares of Columbia Financial common stock will be canceled and exchanged for shares of common stock of Columbia Financial, Inc., a newly formed Maryland corporation. The number of shares you will receive will be based on an exchange ratio (the “Conversion Exchange Ratio”), determined as of the completion of the Conversion and offering, that is intended to result in Columbia Financial’s existing public stockholders owning approximately 26.9% of Columbia Financial, Inc.’s common stock, which is the same percentage of Columbia Financial common stock currently owned by existing public stockholders as adjusted to reflect the assets of Columbia Bank MHC.

Q:	Does the Conversion Exchange Ratio depend on the market price of Columbia Financial common stock?

A:

No, the Conversion Exchange Ratio will not be based on the market price of Columbia Financial common stock. Therefore, changes in the price of Columbia Financial common stock between now and the completion of the Conversion and offering will not affect the calculation of the Conversion Exchange Ratio.

Q:	How will the actual Conversion Exchange Ratio be determined?

A:

Because the purpose of the Conversion Exchange Ratio is to maintain the ownership percentage of the existing public stockholders of Columbia Financial, the actual Conversion Exchange Ratio will depend on the number of shares of Columbia Financial, Inc.’s common stock sold in the offering and, therefore, cannot be determined until the completion of the Conversion and offering.

Q:	How many shares of Columbia Financial, Inc. will stockholders of Columbia Financial receive in the Conversion exchange?

A:

Holders of Columbia Financial common stock will receive between 1.8729 and 2.5340 shares of Columbia Financial, Inc. common stock for each share of Columbia Financial common stock they own on the date of the completion of the Conversion and offering. For example, if you own 100 shares of Columbia Financial common stock, and the Conversion Exchange Ratio is 2.2035 (at the midpoint of the offering range), you will receive 220 shares of Columbia Financial, Inc. common stock and $3.50 in cash, the value of the fractional share, based on the $10.00 per share purchase price in the offering. Stockholders who hold shares in street name at a brokerage firm or are held in book-entry form by Columbia Financial’s transfer agent will receive these funds in their accounts. Stockholders who hold stock certificates will receive a check in the mail.

Q:	Should I submit my Columbia Financial stock certificates now?

A:

No. If you hold a stock certificate for Columbia Financial common stock, instructions for exchanging your certificate will be sent to you after completion of the Conversion and offering. Until you submit the transmittal form and certificate, you will not receive your new certificate and check for cash in lieu of fractional shares, if any. If your shares are held in street name at a brokerage firm, the share exchange will occur automatically upon completion of the conversion and offering, without any action on your part. Please do not send in your stock certificate until you receive a transmittal form and instructions.

Q:	When does Columbia Financial expect to complete the Conversion?

A:

Columbia Financial expects to complete the Conversion early in the third quarter of 2026; however, there is no assurance as to when or if the Conversion will be completed. Prior to the consummation of the Conversion, the stockholders of Columbia Financial and the members of Columbia Bank MHC must approve the Conversion and other conditions to the consummation of the Conversion must be satisfied.

Q:	Is the completion of the Conversion contingent upon the completion of the Merger?

While the completion of the Merger is subject to the completion of the Conversion, and the satisfaction of other closing conditions, the completion of the Conversion is not contingent on the completion of the Merger. In the event that the Merger Agreement is terminated, Columbia Financial may determine to terminate the Conversion or delay the Conversion. If Columbia Financial determines to delay the Conversion, the timing and manner of the Conversion would be subject to significant modification and subscribers would have the right to modify or rescind their purchase orders.

Q:	What are the material U.S. federal income tax consequences of the Conversion to Columbia Financial stockholders?

A:

As a general matter, for U.S. federal and state income tax purposes, the Conversion is not expected to be a taxable transaction to (i) Columbia Financial, Inc., (ii) existing stockholders of Columbia Financial that receive Columbia Financial, Inc. common stock in exchange for their Columbia Financial common stock or (iii) persons who receive or exercise subscription rights. Existing stockholders of Columbia Financial who receive cash in lieu of a fractional share interest in Columbia Financial, Inc. are expected to recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Q:	Do stockholders of Columbia Financial have dissenters’ and appraisal rights in connection with the Conversion and offering?

A:	No. Stockholders of Columbia Financial do not have dissenters’ rights in connection with the Conversion and offering.

Q:	May I place an order to purchase shares in the offering, in addition to the shares I will receive in exchange for my shares of Columbia Financial common stock?

A:

Eligible depositors and borrowers of Columbia Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be made available for sale to the public in a community offering and/or a firm commitment offering. If you would like to receive a prospectus and stock order form, please call Columbia Financial, Inc.’s Stock Information Center at [●] from 10:00 a.m. to 4:00 p.m., Eastern time, Monday through Friday. The Stock Information Center will be closed weekends and bank holidays.

Order forms, along with full payment, must be received (not postmarked) no later than 2:00 p.m., Eastern time, on June 16, 2026.

The Merger

Q:	What will happen in the Merger?

A:

The Merger will be completed immediately after the completion of the Conversion. In the Merger, Northfield Bancorp will merge with and into Columbia Financial, Inc., with Columbia Financial, Inc. continuing as the surviving corporation. Immediately following the Merger, Northfield Bank, the wholly owned subsidiary of Northfield Bancorp, will merge with and into Columbia Bank, the wholly owned subsidiary of Columbia Financial, Inc., with Columbia Bank continuing as the surviving institution (the “Bank Merger”). The completion of the Merger is subject to the completion of the Conversion and the satisfaction of other closing conditions.

After the completion of the Merger, (i) Northfield Bancorp will no longer be a public company and will cease to exist, (ii) Northfield Bancorp common stock will be delisted from the Nasdaq Stock Market and will cease to be publicly traded, and (iii) Northfield Bancorp common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the Merger, Columbia Financial, Inc. stockholders (including stockholders who purchased shares of Columbia Financial, Inc. common stock in the Conversion offering) will continue to own their existing shares of Columbia Financial, Inc. common stock.

See the section of this Joint Proxy Statement/Prospectus captioned “Description of the Merger” for more information about the Merger and the Merger Agreement. A copy of the Merger Agreement is also included as Annex A to this Joint Proxy Statement/Prospectus. You should read the Merger Agreement carefully and in its entirety.

Q:	What will Northfield Bancorp stockholders receive in the Merger?

If the Merger is completed, each share of Northfield Bancorp’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger, will be converted, at the election of the holder, into the right to receive either shares of Columbia Financial, Inc. common stock or cash, as follows: (i) if the final independent valuation of Columbia Financial, Inc., immediately prior to the completion of the Conversion (the “Final Independent Valuation”), is less than $2.3 billion, 1.425 shares of Columbia Financial, Inc. common stock (the “Merger Exchange Ratio”) or $14.25 in cash (the “Per Share Cash Consideration”); (ii) if the Final Independent Valuation is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Columbia Financial, Inc. common stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Columbia Financial, Inc. and the Per Share Cash Consideration will be increased to $14.65. The “Final Independent Valuation” is also sometimes referred to herein as the “appraised full conversion value.” No more than 30% of the shares of Northfield Bancorp common stock issued and outstanding as of the effective time of the Merger (excluding shares of Northfield Bancorp common stock to be canceled as provided the Merger Agreement) will be converted into the aggregate cash consideration. As of the date of this document, the current appraised full conversion value of Columbia Financial, Inc. is $2.291 billion at the midpoint of the offering range.

Q:	What will Columbia Financial, Inc. stockholders receive in the Merger?

A:

In the Merger, Columbia Financial, Inc. stockholders will not receive any consideration, and their shares of Columbia Financial, Inc. common stock will remain outstanding and will constitute shares of Columbia Financial, Inc. common stock following the completion of the Merger. Following the completion of the Conversion and Merger, the common stock of Columbia Financial, Inc. is expected to be listed on the Nasdaq Global Select Market under the symbol “CLBK.”

Q:	What equity stake will Columbia Financial, Inc. and Northfield Bancorp stockholders hold in the surviving corporation immediately following the Merger?

Based on the number of shares of Northfield Bancorp common stock outstanding and reserved for issuance as of April 27, 2026, Columbia Financial, Inc. expects to issue approximately 41,800,140 shares of Columbia Financial, Inc. common stock in the Merger, assuming the Final Independent Valuation is $2,291 billion (the amount of the current independent valuation as of the date of this document) and 30% of the aggregate merger consideration consists of cash. Following the completion of the Merger, under such circumstances, former holders of Northfield Bancorp common stock will own approximately 15.43% and existing holders of Columbia Financial, Inc. common stock (after giving effect to the Conversion) will own approximately 84.57% of the common stock of the surviving corporation at the midpoint of the offering range.

Q:	How will the Merger affect Northfield Bancorp equity awards?

A:

Immediately prior to the effective time of the Merger, each outstanding unvested share of Northfield Bancorp restricted stock that is subject to time-based vesting (the “Northfield Bancorp Restricted Stock”) will fully vest and be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement. Additionally, immediately prior to the effective time of the Merger, each outstanding unvested performance-based restricted stock unit with respect to Northfield Bancorp common stock (the “Northfield Bancorp PSRUs”) will fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter, and will be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement. Columbia Financial, Inc. will not assume any Northfield Bancorp Restricted Stock or Northfield Bancorp PSRUs in connection with the Merger.

At the effective time of the Merger, each outstanding Northfield Bancorp stock option, whether vested or unvested, will fully vest and be converted automatically into an option to purchase shares of Columbia Financial, Inc. common stock and will continue to be subject to the same terms and conditions as applied to the Northfield Bancorp stock option immediately prior to the effective time of the Merger. The number of shares of Columbia Financial, Inc. common stock subject to each assumed Northfield Bancorp stock option will be equal to the number of shares of Northfield Bancorp common stock subject to the stock option immediately prior to the effective time of the Merger, multiplied by the Merger Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each assumed Northfield Bancorp stock option will also be adjusted by dividing the per share exercise price of the stock option by the Merger Exchange Ratio, rounded up to the nearest cent.

Q:	What are the material U.S. federal income tax consequences of the Merger to Northfield Bancorp stockholders?

A:

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes, and each of Columbia Financial’s and Northfield Bancorp’s obligations to complete the Merger is conditioned on the receipt of a legal opinion to the effect that the Merger will so qualify. Assuming the Merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in the section entitled “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger,” Northfield Bancorp stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Northfield Bancorp common stock for Columbia Financial, Inc. common stock in the Merger, except for any gain or loss that may result from the receipt of the Per Share Cash Consideration or cash in lieu of a fractional share of Columbia Financial, Inc. common stock.

The tax consequences of the Merger to a particular Northfield Bancorp stockholder will depend in part on such stockholder’s individual circumstances. Accordingly, each Northfield Bancorp stockholder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the Merger to such stockholder, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

For further information concerning the U.S. federal income tax consequences of the Merger, see the section of this Joint Proxy Statement/Prospectus captioned “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	When do Columbia Financial, Inc. and Northfield Bancorp expect to complete the Merger?

A:

The parties expect to complete the Merger early in the third quarter of 2026; however, there is no assurance as to when or if the Merger will be completed. The completion of the Merger is subject to the completion of the Conversion and the satisfaction of other closing conditions. Prior to the consummation of the Merger, the stockholders of Columbia Financial must approve the Columbia Conversion Proposal and the Columbia Merger Proposal, the stockholders of Northfield Bancorp must approve the Northfield Merger Proposal, and other conditions to the consummation of the Merger must be satisfied.

Q:	Is the completion of the Merger contingent upon the completion of the Conversion?

Yes, the completion of the Merger is subject to the completion of the Conversion and the satisfaction of other closing conditions.

Q:	What are the conditions to complete the Merger?

A:

The obligations of Columbia Financial, Inc. and Northfield Bancorp to complete the Merger are subject to (i) the approval of the Merger Agreement by the stockholders of each of Columbia Financial and Northfield Bancorp, (ii) the authorization for listing on the Nasdaq Global Select Market of the shares of Columbia Financial, Inc. common stock that will be issued as merger consideration; (iii) the receipt or provision of all non-governmental notices, consents or waivers by non-governmental third parties, except as would not reasonably be expected to have a material adverse effect on Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp; (iv) the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, and the absence of any stop order by the SEC suspending such effectiveness; (v) the receipt of all required regulatory approvals, in each case without the imposition of any materially burdensome regulatory condition; (vi) no order, injunction or decree issued by any court or governmental entity or other legal restraint or prohibition preventing the completion of the Merger or the Bank Merger; (vii) the deposit of cash and certificates representing sufficient shares of Columbia Financial, Inc. common stock sufficient to pay the merger consideration; (viii) approval of the Conversion by the stockholders of Columbia Financial and by the members of Columbia Bank MHC, (ix) the completion of the Conversion; (x) the absence of any event that, individually or in the aggregate, has had or will reasonably be likely to have a material adverse effect on Northfield Bancorp or any of its subsidiaries; (xi) the accuracy of the representations and warranties of Columbia Financial, Columbia Financial, Inc., Columbia Bank MHC (together, the “Columbia Parties”) and Northfield Bancorp contained in the Merger Agreement, both as of the date of the Merger Agreement and as of the closing of the Merger, subject to the materiality standards provided for in the Merger Agreement; (xii) the performance in all material respects by each of the Columbia Parties and Northfield Bancorp of their respective obligations, covenants and agreements required to be performed under the Merger Agreement; and (xiii) the receipt by each of the parties of an opinion of legal counsel that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Q:	If the Merger is completed, when can Northfield Bancorp stockholders expect to receive the merger consideration?

A:

Promptly following the completion of the Merger, the exchange agent will send each former Northfield Bancorp stockholder of record instructions detailing how such stockholders can exchange their shares of Northfield Bancorp common stock for the merger consideration.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, Northfield Bancorp stockholders will not receive any consideration for their shares of Northfield Bancorp common stock in connection with the Merger. Instead, Northfield Bancorp will remain an independent public company and Northfield Bancorp common stock will continue to be listed and traded on the Nasdaq Global Select Market. In addition, if the Merger Agreement is terminated under certain circumstances, a termination fee will be payable by either Columbia Financial or Northfield Bancorp, as applicable. For further information, see the section of this Joint Proxy Statement/Prospectus captioned “Description of the Merger—Termination Fee.”

Q:	Do stockholders of Northfield Bancorp have dissenters’ and appraisal rights in connection with the Merger?

A:

Under Section 262 of the Delaware General Corporation Law, holders of shares of Northfield Bancorp common stock may have the right to obtain an appraisal of the value of their shares of Northfield Bancorp common stock in connection with the Merger. To perfect appraisal rights, a Northfield Bancorp stockholder must not vote for the approval of the Merger Agreement and must strictly comply with all of the procedures required under Delaware law. Failure to strictly comply with Section 262 of the Delaware General Corporation Law may result in termination or waiver of appraisal rights.

Q:	Do stockholders of Columbia Financial have dissenters’ and appraisal rights in connection with the Merger?

A:	No. Stockholders of Columbia Financial do not have dissenters’ rights in connection with the Merger.

The Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting

Q:	When and where will the Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting take place?

A:	The Columbia Financial Annual Meeting will be held on June 25, 2026 at www.virtualshareholdermeeting.com/CLBK2026 at 10:00 a.m., Eastern time.

The Northfield Bancorp Special Meeting will be held on June 25, 2026 at www.virtualshareholdermeeting.com/NFBK2026SM at 9:00 a.m., Eastern time.

Q:	What matters will be considered at the Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting?

A:	At the Columbia Financial Annual Meeting, Columbia Financial stockholders will be asked to consider and vote on the following proposals:

•	Columbia Financial Proposal No. 1: The Columbia Conversion Proposal;

•	Columbia Financial Proposal No. 2: The Columbia Merger Proposal;

•	Columbia Financial Proposal No. 3: The Columbia Super-Majority Proposal;

•	Columbia Financial Proposal No. 4: The Columbia 10% Beneficial Owner Proposal;

•	Columbia Financial Proposal No. 5: The Columbia Director Election Proposal;

•	Columbia Financial Proposal No. 6: The Columbia Auditor Ratification Proposal;

•	Columbia Financial Proposal No. 7: The Columbia Say-on-Pay Proposal;

•	Columbia Financial Proposal No. 8: The Columbia Say-on-Pay Frequency Proposal; and

•	Columbia Financial Proposal No. 9: The Columbia Adjournment Proposal.

At the Northfield Bancorp Special Meeting, Northfield Bancorp stockholders will be asked to consider and vote on the following proposals:

•	Northfield Bancorp Proposal No. 1: The Northfield Merger Proposal;

•	Northfield Bancorp Proposal No. 2: The Northfield Merger-Related Compensation Proposal; and

•	Northfield Bancorp Proposal No. 3: The Northfield Adjournment Proposal.

In order to complete the Merger, among other things, Columbia Financial stockholders must approve the Columbia Conversion Proposal and the Columbia Merger Proposal, and Northfield Bancorp stockholders must approve the Northfield Merger Proposal.

None of the approvals of the Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Director Election Proposal, the Columbia Auditor Ratification Proposal, the Columbia Say-on-Pay Proposal, the Columbia Say-on-Pay Frequency Proposal, the Columbia Adjournment Proposal, the Northfield Merger-Related Compensation Proposal or the Northfield Adjournment Proposal is a condition to the obligation of the Columbia Parties or Northfield Bancorp to complete the Merger.

Q:	How does the Columbia Financial board of directors recommend that I vote at the Columbia Financial Annual Meeting?

A:

The Columbia Financial board of directors unanimously recommends that Columbia Financial stockholders vote “FOR” the Columbia Conversion Proposal, “FOR” the Columbia Merger Proposal, “FOR” the Columbia Super-Majority Proposal, “FOR” the Columbia 10% Beneficial Owner Proposal, “FOR” the Columbia Director Election Proposal, “FOR” the Columbia Auditor Ratification Proposal, “FOR” the Columbia Say-on-Pay Proposal, for “ONE YEAR” for the Columbia Say-on-Pay Frequency Proposal and “FOR” the Columbia Adjournment Proposal.

Q:	How does the Northfield Bancorp board of directors recommend that I vote at the Northfield Bancorp Special Meeting?

A:

The Northfield Bancorp board of directors unanimously recommends that Northfield Bancorp stockholders vote “FOR” the Northfield Merger Proposal, “FOR” the Northfield Merger-Related Compensation Proposal and “FOR” the Northfield Adjournment Proposal.

Certain of Northfield Bancorp’s officers and directors have financial interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Northfield Bancorp stockholders. These interests are described in more detail in the section of this Joint Proxy Statement/Prospectus captioned “Description of the Merger—Interests of Northfield Bancorp’s Directors and Executive Officers in the Merger.”

Q:	Who is entitled to vote at the Columbia Financial Annual Meeting?

A:

The holders of record of Columbia Financial common stock at the close of business on April 30, 2026, which is the date the Columbia Financial board of directors has fixed as the record date for the Columbia Financial Annual Meeting (the “Columbia Financial record date”) are entitled to vote at the Columbia Financial Annual Meeting.

Columbia Financial stockholders are entitled to one vote for each share of Columbia Financial common stock held as of the Columbia Financial record date. As of the close of business on the Columbia Financial record date, there were 104,142,951 outstanding shares of Columbia Financial common stock, including 76,016,524 shares held by Columbia Bank MHC.

Attendance at the Columbia Financial Annual Meeting is not required to vote. See below and the section of this Joint Proxy Statement/Prospectus captioned “Annual Meeting of Columbia Financial Stockholders—How to Vote” for instructions on how to vote your shares of Columbia Financial common stock.

Q:	Who is entitled to vote at the Northfield Bancorp Special Meeting?

A:

The holders of record of Northfield Bancorp common stock at the close of business on April 27, 2026, which is the date the Northfield Bancorp board of directors has fixed as the record date for the Northfield Bancorp Special Meeting (the “Northfield Bancorp record date”) are entitled to vote at the Northfield Bancorp Special Meeting.

Northfield Bancorp stockholders are entitled to one vote for each share of Northfield Bancorp common stock held as of the Northfield Bancorp record date. As of the close of business on the Northfield Bancorp record date, there were 41,763,852 outstanding shares of Northfield common stock.

Attendance at the Northfield Bancorp Special Meeting is not required to vote. See below and the section of this Joint Proxy Statement/Prospectus captioned “Special Meeting of Northfield Stockholders—How to Vote” for instructions on how to vote your shares of Northfield Bancorp common stock.

Q:	What constitutes a quorum for the Columbia Financial Annual Meeting?

A:

A quorum, consisting of the holders of a majority of all the shares of Columbia Financial common stock entitled to vote at the Columbia Financial Annual Meeting, must be present in person or by proxy before any action may be taken at the Columbia Financial Annual Meeting. Once a share of Columbia Financial common stock is represented at the Columbia Financial Annual Meeting, it will be counted for the purpose of determining a quorum not only at the Columbia Financial Annual Meeting but also at any adjournment or postponement of the Columbia Financial Annual Meeting. In the event that a quorum is not present at the Columbia Financial Annual Meeting, it is expected that the Columbia Financial Annual Meeting will be adjourned or postponed. Abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast on a proposal, but abstentions and broker non-votes will be treated as present for quorum purposes.

Q:	What constitutes a quorum for the Northfield Bancorp Special Meeting?

A:

A quorum, consisting of the holders of a majority of all the shares of Northfield Bancorp common stock entitled to vote at the Northfield Bancorp Special Meeting, must be present in person or by proxy before any action may be taken at the Northfield Bancorp Special Meeting. Once a share of Northfield Bancorp common stock is represented at the Northfield Bancorp Special Meeting, it will be counted for the purpose of determining a quorum not only at the Northfield Bancorp Special Meeting but also at any adjournment or postponement of the Northfield Bancorp Special Meeting. In the event that a quorum is not present at the Northfield Bancorp Special Meeting, it is expected that the Northfield Bancorp Special Meeting will be adjourned or postponed. Abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast on a proposal, but abstentions will be treated as present for quorum purposes.

Q:	What vote is required for the approval of each proposal at the Columbia Financial Annual Meeting?

A:

Columbia Financial Proposal No. 1: The Columbia Conversion Proposal. Approval of the Columbia Conversion Proposal requires the affirmative vote of (i) two-thirds of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, including shares held by Columbia Bank MHC, and (ii) a majority of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, excluding shares held by Columbia Bank MHC. If you fail to submit a proxy or to vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the Columbia Conversion Proposal, it will have the same effect as a vote “AGAINST” such proposal.

Columbia Financial Proposal No. 2: The Columbia Merger Proposal. Approval of the Columbia Merger Proposal requires the affirmative vote of (i) two-thirds of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, including shares held by Columbia Bank MHC, and (ii) a majority of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, excluding shares held by Columbia Bank MHC. If you fail to submit a proxy or to vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the Columbia Merger Proposal, it will have the same effect as a vote “AGAINST” such proposal.

Columbia Financial Proposal No. 3: The Columbia Super-Majority Proposal. Approval of the informational Columbia Super-Majority Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting. If you fail to submit a proxy or vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Columbia Super-Majority Proposal, it will have no effect on such proposal.

Columbia Financial Proposal No. 4: The Columbia 10% Beneficial Owner Proposal. Approval of the informational Columbia 10% Beneficial Owner Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting. If you fail to submit a proxy or vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Columbia 10% Beneficial Owner Proposal, it will have no effect on such proposal.

Columbia Financial Proposal No. 5: The Columbia Director Election Proposal. Directors will be elected by a plurality of the votes cast at the Columbia Financial Annual Meeting. If you fail to submit a proxy or vote in person at the

Columbia Financial Annual Meeting or fail to instruct your bank, broker or other nominee with respect to the Columbia Financial Director Election Proposal, it will have no effect on such proposal.

Columbia Financial Proposal No. 6: The Columbia Auditor Ratification Proposal. Approval of the Columbia Auditor Ratification Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting. If you fail to submit a proxy or vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Columbia Auditor Ratification Proposal, it will have no effect on such proposal.

Columbia Financial Proposal No. 7: The Columbia Say-on-Pay Proposal. Approval of the non-binding, advisory Columbia Say-on-Pay Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting. If you fail to submit a proxy or vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Columbia Say-on-Pay Proposal, it will have no effect on such proposal.

Columbia Financial Proposal No. 8: The Columbia Say-on-Pay Frequency Proposal. This non-binding, advisory proposal will be decided by the vote of a majority of the votes cast at the Columbia Financial Annual Meeting. Stockholders may vote for the frequency of “ONE YEAR,” “TWO YEARS,” or “THREE YEARS” or may “ABSTAIN.” Because this proposal has three choices, it is possible that no choice will receive a majority of the votes cast. Under such circumstances, the Columbia Financial board of directors will consider the choice that receives the highest number of votes as the choice supported by stockholders. If you fail to submit a proxy or vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Columbia Say-on-Pay Frequency Proposal, it will have no effect on such proposal.

Columbia Financial Proposal No. 9: The Columbia Adjournment Proposal. Approval of the Columbia Adjournment Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting. If you fail to submit a proxy or vote in person at the Columbia Financial Annual Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Columbia Adjournment Proposal, it will have no effect on such proposal.

It is anticipated that Columbia Bank MHC, the majority stockholder of Columbia Financial, will vote all of its shares in accordance with the recommendation of the Columbia Financial board of directors with respect to all proposals and director nominees to be presented at the Columbia Financial Annual Meeting. In addition, the Columbia Bank Foundation, in accordance with its governing documents, must vote all the shares of Columbia Financial in the same proportion as shares are voted by all other stockholders.

The certificate of incorporation of Columbia Financial provides that record holders of Columbia Financial’s common stock who beneficially own, either directly or indirectly, in excess of 10% of Columbia Financial’s outstanding shares are not entitled to any vote with respect to those shares held in excess of the 10% limit. This provision does not apply to shares held by Columbia Bank MHC.

Q:	What vote is required for the approval of each proposal at the Northfield Bancorp Special Meeting?

A:

Northfield Bancorp Proposal No. 1: The Northfield Merger Proposal: Approval of the Northfield Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Northfield Bancorp common stock entitled to vote on the proposal. If you fail to submit a proxy or to vote in person at the Northfield Bancorp Special Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non-vote) with respect to the Northfield Merger Proposal, it will have the same effect as a vote “AGAINST” such proposal.

Northfield Bancorp Proposal No. 2: The Northfield Merger-Related Compensation Proposal. Approval of the non-binding, advisory Northfield Merger-Related Compensation Proposal requires the affirmative vote of a majority of the votes cast at the Northfield Bancorp Special Meeting. If you fail to submit a proxy or to vote in person at the Northfield Bancorp Special Meeting, mark “ABSTAIN” on your proxy or submit as a broker non-vote with respect to the Northfield Merger-Related Compensation Proposal, it will have no effect on such proposal.

Northfield Bancorp Proposal No. 3: The Northfield Adjournment Proposal. Approval of the Northfield Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the Northfield Bancorp Special Meeting. If a quorum is present at the Northfield Bancorp Special Meeting, if you fail to submit a proxy or to vote in person at the Northfield Bancorp Special Meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or submit as a broker non-vote with respect to the Northfield Adjournment Proposal, it will have no effect on such proposal.

The certificate of incorporation of Northfield Bancorp provides that, subject to certain exceptions, shares of Northfield Bancorp common stock that are beneficially owned by a person who beneficially owns in excess of 10% of the outstanding shares of Northfield Bancorp are not entitled to vote any of the shares held in excess of the 10% limit.

Q:	Why am I being asked to consider and vote on the Northfield Merger-Related Compensation Proposal?

A:

Under SEC rules, Northfield Bancorp is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Northfield Bancorp’s named executive officers that is based on or otherwise relates to the Merger, or “golden parachute” compensation.

Q:	What will happen if Northfield Bancorp stockholders do not approve the Northfield Merger-Related Compensation Proposal?

A:

The vote with respect to the Northfield Merger-Related Compensation Proposal is an advisory vote and will not be binding on Northfield Bancorp or the Northfield Bancorp board of directors. Therefore, if the Northfield Merger Proposal is approved by Northfield Bancorp stockholders, the compensation described in the Northfield Merger-Related Compensation Proposal could still be paid to the Northfield Bancorp named executive officers, if and to the extent required or allowed under applicable law, even if Northfield Bancorp stockholders do not approve the Northfield Merger-Related Compensation Proposal.

Q:	What if I hold shares in both Columbia Financial and Northfield Bancorp?

A:

If you hold shares of both Columbia Financial common stock and Northfield Bancorp common stock, you will receive separate packages of proxy materials. A vote cast as a Columbia Financial stockholder will not count as a vote cast as a Northfield Bancorp stockholder, and a vote cast as a Northfield Bancorp stockholder will not count as a vote cast as a Columbia Financial stockholder. Therefore, please submit separate proxies for your shares of Columbia Financial common stock and your shares of Northfield Bancorp common stock.

Q:	How can I vote my shares without attending the Columbia Financial Annual Meeting or the Northfield Bancorp Special Meeting?

A:

Whether you hold your shares directly as the record holder of Columbia Financial common stock or Northfield Bancorp common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Columbia Financial Annual Meeting or the Northfield Bancorp Special Meeting, as applicable. If you are a record holder of Columbia Financial common stock or Northfield Bancorp common stock, you can vote your shares by proxy via the Internet, by mobile device or by mail by following the instructions provided in the enclosed proxy card. If your shares are held in “street name” and you wish to vote at the Columbia Financial Annual Meeting or the Northfield Bancorp Special Meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the Columbia Financial Annual Meeting or the Northfield Bancorp Special Meeting. If you hold shares beneficially in “street name” as a beneficial owner of Columbia Financial common stock or Northfield Bancorp common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Columbia Financial and Northfield Bancorp recommend that you vote your shares in advance so that your vote will be counted if you later decide not to or become unable to attend the respective stockholder meeting.

Additional information on voting procedures can be found under the sections of this Joint Proxy Statement/Prospectus captioned “Annual Meeting of Columbia Financial Stockholders—How to Vote” and “Special Meeting of Northfield Bancorp Stockholders—How to Vote.”

Q:	What do I need to do now?

A:

Read and consider the information contained in this Joint Proxy Statement/Prospectus, including the Annexes, carefully and then please submit as soon as possible either your Columbia Financial proxy, in the case of Columbia Financial stockholders, or your Northfield Bancorp proxy, in the case of Northfield Bancorp stockholders.

Q:	If my shares of Columbia Financial common stock or Northfield Bancorp common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:

No. Your bank, broker or other nominee will not be able to vote shares held by it in street name on your behalf without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides to you. Please check the voting instructions form used by your bank, broker or other nominee.

Q:	What is a broker non-vote?

A:

A “broker non-vote” occurs when a broker, bank or other nominee holding shares on your behalf does not receive voting instructions from you. If that happens, the broker, bank or other nominee may vote those shares only on matters deemed

“routine” under the rules of the NYSE, which govern the use of broker non-votes at the Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting despite the fact that Columbia Financial and Northfield Bancorp are both listed on the Nasdaq Global Select Market. On non-routine matters, the broker, bank or other nominee cannot vote those shares unless they receive voting instructions from the beneficial owner. A “broker non-vote” occurs when a broker has not received voting instructions and either declines to exercise its discretionary authority to vote on routine matters or is barred from doing so because the matter is non-routine. The Northfield Merger Proposal, the Northfield Merger-Related Compensation Proposal, and the Northfield Adjournment Proposal are considered to be “non-routine” under NYSE rules such that your broker, bank or other agent may not vote your shares on those proposals in the absence of your voting instructions. The Columbia Conversion Proposal, the Columbia Merger Proposal, the Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Director Election Proposal, the Columbia Say-on-Pay Proposal, the Columbia Say-on-Pay Frequency Proposal and the Columbia Adjournment Proposal are considered to be “non-routine” under NYSE rules such that your broker, bank or other agent may not vote your shares on those proposals in the absence of your voting instructions. The Columbia Auditor Ratification Proposal is considered to be “routine” matters, such that your broker, bank or other agent may vote your shares in its discretion in the absence of your voting instructions.

Q:	What if I abstain from voting or fail to instruct my bank, broker or other nominee?

A:

For the purposes of the Columbia Financial Annual Meeting, an abstention occurs when a Columbia Financial stockholder attends the Columbia Financial Annual Meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. In the event that a quorum is present, abstentions and broker non-votes of shares of Columbia Financial common stock will have the same effect as a vote “AGAINST” the Columbia Conversion Proposal and the Columbia Merger Proposal. Abstentions and broker non-votes of shares of Columbia Financial common stock will not have any effect on the approval of the Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Director Election Proposal, the Columbia Auditor Ratification Proposal, the Columbia Say-on-Pay Proposal, the Columbia Say-on-Pay Frequency Proposal or the Columbia Adjournment Proposal.

For purposes of the Northfield Bancorp Special Meeting, an abstention occurs when a Northfield Bancorp stockholder attends the Northfield Bancorp Special Meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. In the event that a quorum is present, abstentions and broker non-votes of shares of Northfield Bancorp common stock will have the same effect as a vote “AGAINST” the Northfield Merger Proposal. Abstentions and broker non-votes of shares of Northfield Bancorp common stock will not have any effect on the approval of the Northfield Merger-Related Compensation Proposal or the Northfield Adjournment Proposal at the Northfield Bancorp Special Meeting.

Q:	Why is my vote important?

A:

The Conversion and Merger cannot be completed unless Columbia Financial stockholders approve the Columbia Conversion Proposal and the Columbia Merger Proposal, and Northfield Bancorp stockholders approve the Northfield Merger Proposal, which are the only applicable Columbia Financial and Northfield Bancorp stockholder proposals necessary to complete the Conversion and the Merger.

Information about the Columbia Financial Annual Meeting, the Northfield Bancorp Special Meeting, the Conversion and the Merger, as well as other matters to be considered by stockholders of each of Columbia Financial and Northfield Bancorp, is contained in this document.

Q:	What if I am a record holder and I do not indicate a decision with respect to the matters required to be voted on?

A:

If you are a record holder of Columbia Financial common stock or Northfield Bancorp common stock and you returned a signed proxy card without indicating how to vote on any particular proposal, the shares of Columbia Financial common stock represented by your proxy will be voted as recommended by the Columbia Financial board of directors with respect to such proposals, or the shares of Northfield Bancorp common stock represented by your proxy will be voted as recommended by the Northfield Bancorp board of directors with respect to such proposals, as the case may be.

Q:	Can I change my vote?

A:	Yes. You may revoke your proxy at any time before it is exercised.

Columbia Financial stockholders that are stockholders of record must give written notice of revocation to the Corporate Secretary of Columbia Financial, submit another properly signed proxy with a more recent date, vote again via the Internet or by telephone, or vote at the Columbia Financial Annual Meeting. Please note that simply participating in the Columbia Financial Annual Meeting in person without voting will not revoke your proxy.

You may revoke a proxy for shares held by a bank, broker, or other nominee by submitting new voting instructions to the bank, broker, or other nominee or, if you have obtained a legal proxy from the bank, broker, or other nominee giving you the right to vote the shares at the Columbia Financial Annual Meeting, by following the voting instructions provided in the legal proxy.

Northfield Bancorp stockholders that are stockholders of record must file a written revocation with the Corporate Secretary of Northfield Bancorp, submit a new proxy by telephone or the Internet, or submit a new proxy card after the time and date of the previously submitted proxy card, or virtually attend the Northfield Bancorp Special Meeting and vote at the Northfield Bancorp Special Meeting. Simply virtually attending the Northfield Bancorp Special Meeting without voting will not revoke a Northfield Bancorp proxy.

If you have instructed a bank, broker or other nominee to vote your shares of Northfield Bancorp common stock, you must follow directions received from the bank, broker or other nominee to change his or her vote. Revocation of a proxy or a later-dated proxy received by Northfield Bancorp after the vote will not affect the vote. Virtual attendance at the Northfield Bancorp Special Meeting will not, in and of itself, constitute revocation of a proxy.

Q:

Will Columbia Financial be required to submit the Columbia Merger Proposal to its stockholders even if the Columbia Financial board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the Merger Agreement is terminated before the Columbia Financial Annual Meeting, Columbia Financial is required to submit the Columbia Merger Proposal to Columbia Financial stockholders even if the Columbia Financial board of directors has withdrawn, modified or qualified its recommendation.

Q:

Will Northfield Bancorp be required to submit the Northfield Merger Proposal to its stockholders even if the Northfield Bancorp board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the Merger Agreement is terminated before the Northfield Bancorp Special Meeting, Northfield Bancorp is required to submit the Northfield Merger Proposal to Northfield Bancorp stockholders even if the Northfield Bancorp board of directors has withdrawn, modified or qualified its recommendation.

Q:	Are there any risks that should be considered in deciding whether to vote for the matters required to be voted on by the respective stockholders of Columbia Financial and Northfield Bancorp?

A:

Yes. The section of this Joint Proxy Statement/Prospectus captioned “Risk Factors” sets forth a number of risk factors that Columbia Financial stockholders and Northfield Bancorp stockholders should consider carefully.

Q:	What happens if I sell my shares after the applicable record date but before the Columbia Financial Annual Meeting or Northfield Bancorp Special Meeting, as applicable?

A:

Each of the Columbia Financial record date and the Northfield Bancorp record date is earlier than the date of the Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting, as applicable, and earlier than the date that the Conversion and the Merger are expected to be completed. If you sell or otherwise transfer your shares of Columbia Financial common stock or Northfield Bancorp common stock, as applicable, after the applicable record date but before the date of the applicable stockholder meeting, you will retain your right to vote at such stockholder meeting (provided that such shares remain outstanding on the date of such stockholder meeting), but, with respect to Northfield Bancorp common stock, you will not have the right to receive the merger consideration to be received by Northfield Bancorp stockholders in connection with the Merger. In order to receive the merger consideration, you must hold your shares of Northfield Bancorp common stock through the completion of the Merger.

Q:	What should I do if I receive more than one set of voting materials for the same stockholder meeting?

A:

If you are a beneficial owner and hold shares of Columbia Financial common stock or Northfield Bancorp common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Columbia Financial common stock or Northfield Bancorp common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this Joint Proxy Statement/Prospectus in order to ensure that all of your shares of Columbia Financial common stock or Northfield Bancorp common stock are voted.

Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Additional Questions

Q:	Where can I find more information about Columbia Financial and Northfield Bancorp?

A:

You can find more information about Columbia Financial and Northfield Bancorp from the various sources described under the section of this Joint Proxy Statement/Prospectus captioned “Where You Can Find More Information.”

Q:	Whom should I call if I have questions?

A:

If you are a Columbia Financial stockholder and have any questions concerning the Conversion, the Merger or this Joint Proxy Statement/Prospectus, would like additional copies of this Joint Proxy Statement/Prospectus or need help voting your shares of Columbia Financial common stock, please contact Columbia Financial’s proxy solicitor, The Laurel Hill Advisory Group, LLC (“Laurel Hill”), by calling toll-free at (888) 742-1305 and (516) 933-3100 for banks and brokers.

If you are a Northfield Bancorp stockholder and have any questions concerning the Merger or this Joint Proxy Statement/Prospectus, would like additional copies of this Joint Proxy Statement/Prospectus or need help voting your shares of Northfield Bancorp common stock, please contact Northfield Bancorp’s proxy solicitor, Lioness Consulting LLC, by calling toll-free at (833) 820-9861, or by e-mail at NFBK@lionessconsultingllc.com.

If you would like to receive a prospectus and stock order form for the Conversion offering, please call Columbia Financial, Inc.’s Stock Information Center at [●] from 10:00 a.m. to 4:00 p.m., Eastern time, Monday through Friday. The Stock Information Center will be closed weekends and bank holidays.

SUMMARY

This summary highlights selected information in this document and may not contain all of the information important to you. To understand the Conversion and the Merger more fully, you should read this entire document carefully, including the annexes and the documents attached to or incorporated by reference into this document. In this summary, the terms “we,” “us” and “our” refer to Columbia Financial and its consolidated subsidiaries or its successor Columbia Financial, Inc., Columbia Bank MHC and Columbia Bank unless the context requires otherwise.

The Companies

Information About the Companies

Columbia Financial, Inc. (a Delaware corporation)

Columbia Financial, Inc. (a Maryland corporation)

Columbia Bank MHC

Columbia Bank

19-01 Route 208 North

Fair Lawn, New Jersey 07410

Columbia Financial, a Delaware corporation, is the mid-tier stock holding company of Columbia Bank, a federally chartered stock savings bank that has elected to operate as a “covered savings association” under the rules and regulations of the Office of the Comptroller of the Currency (the “OCC”). Columbia Financial was organized in March 1997 in connection with the mutual holding company reorganization of Columbia Bank. Columbia Bank MHC, the parent mutual holding company of Columbia Bank, was also organized in 1997 under the laws of the United States. In connection with the reorganization, Columbia Financial became the wholly owned subsidiary of Columbia Bank MHC. Columbia Financial currently owns all of the outstanding shares of common stock of Columbia Bank.

Columbia Bank is a federally chartered savings bank founded in 1927 that operates 70 full-service banking offices and offers traditional financial services to consumers and businesses in its market area. Columbia Bank serves the financial needs of its depositors and the local community as a community-minded, customer service-focused institution. Columbia Bank offers traditional financial services to businesses and consumers in its market areas. Columbia Bank attracts deposits from the general public and uses those funds to originate a variety of loans, including multi-family and commercial real estate loans, commercial business loans, one-to-four family real estate loans, construction loans, home equity loans and advances, and other consumer loans. Columbia Bank offers title insurance through its wholly-owned subsidiary, First Jersey Title Services, Inc., In addition, Columbia Insurance Services, Inc. (formerly known as “RSI Insurance Agency, Inc.”), a wholly-owned subsidiary of Columbia Bank, is a full-service insurance agency that offers a broad range of insurance products and investment solutions, including personal and business lines of insurance, to customers that are primarily New Jersey residents. Wealth management services are also offered through a third-party relationship.

Columbia Financial, Inc. is a newly formed Maryland corporation. Following the completion of the Conversion, Columbia Financial, Inc. will become the publicly-traded savings and loan holding company for Columbia Bank. Shares of Columbia Financial, Inc.’s common stock are expected to trade on the Nasdaq Global Select Market under the symbol “CLBK” upon the completion of the Conversion.

Columbia Bank’s website address is www.columbiabankonline.com. Information on Columbia Bank’s website should not be considered a part of this document.

Northfield Bancorp, Inc.

Northfield Bank

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

Northfield Bancorp, a Delaware corporation was organized in 2010 and is the holding company for Northfield Bank. Northfield Bank was organized in 1887 and is a federally chartered savings bank. Northfield Bank conducts business from its operations center located in Woodbridge, New Jersey, its home office located at a branch in Staten Island, New York, and its 37 additional branch offices located in Staten Island, Brooklyn, and the New Jersey counties of Hunterdon, Mercer, Middlesex, and Union. Northfield Bank also offers select loan and deposit products through the internet.

Northfield Bank’s principal business consists of originating multifamily and commercial real estate loans, construction and land loans, commercial and industrial loans, home equity loans and lines of credit, and one- to four-family residential real estate loans. From time to time Northfield Bank will also purchase loan participations and pools of loans. Northfield Bank also purchases investment securities, including mortgage-backed securities and corporate bonds, and, to a lesser extent, deposit funds in other financial institutions, including the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York. Northfield Bank offers a variety of deposit accounts, including transaction accounts, savings accounts, including passbook, statement, money market savings and certificate of deposit accounts, all of which are Northfield Bank’s primary source of funds for its lending and investing activities. Northfield Bank also borrows funds, principally through Federal Home Loan Bank of New York advances, repurchase agreements and wholesale deposits with brokers. Northfield Bank owns 100% of NSB Services Corp., which, in turn, owns 100% of the voting common stock of a real estate investment trust, NSB Realty Trust, which holds primarily mortgage loans.

Northfield Bank’s website address is www.enorthfield.com. Information on Northfield Bank’s website should not be considered a part of this document.

The Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting

The Columbia Financial Annual Meeting (page [●])

The Columbia Financial Annual Meeting will be held on June 25, 2026 at www.virtualshareholdermeeting.com/CLBK2026 at 10:00 a.m., Eastern time.

At the Columbia Financial Annual Meeting, Columbia Financial stockholders will be asked to vote on the Columbia Conversion Proposal, the Columbia Merger Proposal, the Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Director Election Proposal, the Columbia Auditor Ratification Proposal, the Columbia Say-on-Pay Proposal and the Columbia Say-on-Pay Frequency Proposal, and may be asked to vote on the Columbia Adjournment Proposal if there are not sufficient votes at the Columbia Financial Annual Meeting to approve the Columbia Conversion Proposal or the Columbia Merger Proposal.

Only Columbia Financial stockholders of record as of the close of business on April 30, 2026 are entitled to notice of, and to vote at, the Columbia Financial Annual Meeting and any adjournments or postponements of the Columbia Financial Annual Meeting. As of April 30, 2026, the record date for the Columbia Financial Annual Meeting, there were 104,142,951 shares of Columbia Financial common stock outstanding, including 76,016,524 shares owned by Columbia Bank MHC.

The affirmative vote of a majority of all the votes entitled to be cast at the Columbia Financial Annual Meeting by stockholders other than Columbia Bank MHC is required to approve the Columbia Conversion Proposal and the Columbia Merger Proposal. The Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Auditor Ratification Proposal, the Columbia Say-on-Pay Proposal and the Columbia Adjournment Proposal must each be approved by the affirmative vote of the majority of the votes cast at the Columbia Financial Annual Meeting. Directors will be elected by a plurality of votes cast at the Columbia Financial Annual Meeting. For the Columbia Say-on-Pay Frequency Proposal, the choice of frequency that receives the highest votes will be considered the advisory vote of stockholders.

The Northfield Bancorp Special Meeting (page [●])

The Northfield Bancorp Special Meeting will be held on June 25, 2026 at www.virtualshareholdermeeting.com/NFBK2026SM at 9:00 a.m., Eastern time.

At the Northfield Bancorp Special Meeting, Northfield Bancorp stockholders will be asked to vote on the Northfield Merger Proposal, the Northfield Merger-Related Compensation Proposal, and may be asked to vote on the Northfield Adjournment Proposal if there are not sufficient votes at the Northfield Bancorp Special Meeting to approve the Northfield Merger Proposal.

Only Northfield Bancorp stockholders of record as of the close of business on April 27, 2026 are entitled to notice of, and to vote at, the Northfield Bancorp Special Meeting and any adjournments or postponements of the Northfield Bancorp Special Meeting. As of April 27, 2026, the record date for the Northfield Bancorp Special Meeting, there were 41,763,852 shares of Northfield Bancorp common stock outstanding.

Approval of the Northfield Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Northfield Bancorp common stock entitled to vote on the proposal. Approval of the Northfield Merger-Related Compensation Proposal and the Northfield Adjournment Proposal requires the affirmative vote of a majority of all of the stock entitled to be voted at the Northfield Bancorp Special Meeting.

The Conversion

Description of the Conversion (page [●])

Columbia Bank has been organized in the mutual holding company structure since 1997. The following diagram shows our current organizational structure, reflecting ownership percentages as of December 31, 2025:

The “second-step” conversion process that Columbia Financial is now undertaking involves a series of transactions by which Columbia Financial will convert its organization from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of Columbia Bank’s common stock will be owned by Columbia Financial, Inc. and all of Columbia Financial, Inc.’s common stock will be owned by the public. Upon completion of the Conversion and offering, Columbia Financial and Columbia Bank MHC will cease to exist.

As part of the Conversion, Columbia Financial, Inc. is offering for sale shares of common stock representing the 73.1% ownership interest of Columbia Financial that is currently held by Columbia Bank MHC. At the conclusion of the Conversion and offering, existing public stockholders of Columbia Financial will receive shares of common stock of Columbia Financial, Inc. in exchange for their existing shares of common stock of Columbia Financial, based upon an exchange ratio of 1.8729 to 2.5340 at the minimum and maximum of the offering range, respectively. The actual exchange ratio will be determined at the conclusion of the Conversion and the offering based on the total number of shares sold in the offering and is intended to result in Columbia Financial’s existing public stockholders owning approximately the same percentage interest, 26.9% of Columbia Financial, Inc. common stock as they currently own of Columbia Financial common stock, without giving effect to cash paid in lieu of issuing fractional shares or shares that existing stockholders may purchase in the offering or shares issued in the Northfield Bancorp acquisition. For more information, see “— The Exchange of Existing Shares of Columbia Financial Common Stock.”

After the Conversion and offering, and completion of the Merger, our ownership structure will be as follows:

The normal business operations of Columbia Bank will continue without interruption during the Conversion and offering. The executive officers and the directors who will serve on the boards of directors of Columbia Financial and Columbia Bank following Columbia Financial’s 2026 annual meeting of stockholders will serve as executive officers and directors of Columbia Financial, Inc. and Columbia Bank following completion of the Conversion.

Immediately following the completion of the Conversion, Northfield Bancorp will merge with and into Columbia Financial, Inc. and Northfield Bank will merge with and into Columbia Bank. Prior to the effective time of the Merger Columbia Financial, Inc. will increase the size of its board of directors by four members (to 13 directors). As of the effective time of the Merger, the board of directors of Columbia Financial, Inc. will be comprised of the nine legacy Columbia Financial directors and four members of the Northfield Bancorp board of directors selected by Columbia Financial, one of whom shall be Steven M. Klein. In addition, at the effective time of the Merger, Steven M. Klein will serve as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank.

Reasons for the Conversion and Offering (page [●])

Columbia Financial’s primary reasons for the Conversion and offering are as follows:

•

Facilitate our acquisition of Northfield Bancorp. The stock holding company structure enables us to acquire Northfield Bancorp through a combination of common stock and cash consideration, which is not possible in our current mutual holding company form of organization.

•	To enhance stockholder returns through higher earnings and more flexible capital management strategies.

•

To pay dividends on our common stock. The stock holding company structure will eliminate the current limitations imposed by the mutual holding company structure on dividend payments and make it less costly for us to pay dividends.

•

Strengthen our capital position with the additional capital we will raise in the offering to support our planned growth. A strong capital position is essential to achieving our long-term objectives of growing Columbia Bank and building stockholder value. While Columbia Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support our planned growth in accordance with our strategic plan.

•

Transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors and enhance the liquidity of our common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies. The stock holding company structure will also give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans or arrangements for any such offerings.

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transactions, other than our pending merger with Northfield Bancorp, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions and/or financial services companies as opportunities arise.

Conditions to Completing the Conversion and Offering (page [●])

Columbia Financial cannot complete the Conversion and offering unless:

•	we sell at least the minimum number of shares offered (after giving effect to the adjusted minimum of the offering range, if applicable);

•	we receive the approval of the Federal Reserve Board to complete the Conversion and offering and to acquire Columbia Bank in connection with the Conversion and offering;

•	the Plan of Conversion is approved by at least a majority of votes eligible to be cast by members of Columbia Bank MHC;

•	the Plan of Conversion is approved by at least two-thirds of the outstanding shares of Columbia Financial, including shares held by Columbia Bank MHC; and

•	the Plan of Conversion is approved by at least a majority of the votes eligible to be cast by stockholders of Columbia Financial, excluding shares held by Columbia Bank MHC.

Columbia Bank MHC, which owns 73.1% of the outstanding shares of Columbia Financial, intends to vote these shares in favor of the Plan of Conversion. This would guarantee that the Plan of Conversion is approved by at least two-thirds of the outstanding shares of Columbia Financial, including shares held by Columbia Bank MHC. In addition, as of April 30, 2026, directors and executive officers of Columbia Financial and their associates beneficially owned 3,904,821 shares of Columbia Financial, or 3.75% of the outstanding shares of Columbia Financial, and they intend to vote those shares in favor of the plan of conversion.

In addition, each of the directors of Columbia Financial has entered into a support agreement pursuant to which, among other things, each such director has agreed, subject to the terms of the support agreement, to vote the shares of Columbia Financial common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Plan of Conversion. As of April 30, 2026, the members of the board of directors of Columbia Financial owned and held the sole dispositive and voting power over 1,195,072 shares of Columbia Financial common stock.

In the event that the Merger with Northfield Bancorp is terminated, Columbia Financial may determine to terminate the Conversion or delay the Conversion. If it determines to delay the Conversion, the timing and manner of the conversion would be subject to significant modification and subscribers would have the right to modify or rescind their purchase orders.

The Exchange of Existing Shares of Columbia Financial Common Stock (page [●])

If you are a stockholder of Columbia Financial on the date the Conversion and offering are completed, your existing shares will be canceled and exchanged for shares of Columbia Financial, Inc. The number of shares you will receive will be based on an exchange ratio determined as of the completion of the Conversion and offering. The following table shows how the exchange ratio will adjust, based on the appraised value of Columbia Financial as of February 2, 2026, and assuming public stockholders of Columbia Financial own 26.9% of Columbia Financial common stock immediately prior to the completion of the Conversion. The table also shows how many shares of Columbia Financial, Inc., a hypothetical owner of Columbia Financial common stock, would receive in the exchange for 100 shares of common stock owned at the completion of the Conversion, depending on the number of shares issued in the offering. Information is presented at the adjusted minimum, which reflects the discretionary issuance of shares to Northfield Bancorp stockholders, and at the minimum, midpoint and maximum of the offering range.

	Shares to be Sold in the Offering			Shares to be Exchanged for Existing Shares of Columbia Financial		Total Shares of Common Stock Issued in the Exchange and Sold in the Offering(1)	Minority Stockholder Exchange Ratio	Equivalent per Share Value(2)	Shares to be Received for 100 Existing Shares(3)
	Amount		Percent	Amount	Percent
Adjusted Minimum	142,375,000	(4)	73.1%	52,382,845	26.9%	194,757,845	1.8729	$18.73	187
Minimum	142,375,000		73.1%	52,382,845	26.9%	194,757,845	1.8729	$18.73	187
Midpoint	167,500,000		73.1%	61,626,877	26.9%	229,126,877	2.2035	$22.04	220
Maximum	192,625,000		73.1%	70,870,908	26.9%	263,495,908	2.5340	$25.34	253

(1)

Represents the appraised full conversion appraised value of Columbia Financial of $1.948 billion at the adjusted minimum and the minimum, $2.291 billion at the midpoint and $2.635 billion at the maximum based on an offering price of $10.00 per share.

(2)

Represents the value of shares of Columbia Financial, Inc. common stock received in the Conversion by a holder of one share of Columbia Financial common stock at the exchange ratio, assuming a market price of  $10.00 per share.

(3)	Cash will be paid instead of issuing any fractional shares.
(4)

Includes 41,800,140 shares that may be issued as merger consideration to meet the minimum offering requirement, assuming 70% of the merger consideration is in stock, and which will be considered shares sold in the community offering for purposes of the offering range.

No fractional shares of Columbia Financial, Inc. common stock will be issued in the Conversion and offering. For each fractional share that would otherwise be issued, Columbia Financial, Inc. will pay cash in an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share offering price.

Effect of the Conversion on Stockholders of Columbia Financial (page [●])

The following table shows the total number of shares of Columbia Financial, Inc. common stock that will be outstanding after the completion of the offering, the exchange of shares of Columbia Financial for shares of Columbia Financial, Inc. and the completion of the Merger with Northfield Bancorp, assuming that 70% of Northfield Bancorp’s outstanding shares of common stock are exchanged for shares of Columbia Financial, Inc. common stock and 30% of Northfield Bancorp’s outstanding shares of common stock are exchanged for cash in the Merger. Information is presented at the adjusted minimum, minimum, midpoint and maximum of the offering range. Information presented at the adjusted minimum assumes 41,800,140 shares will be issued as merger consideration.

	Columbia Financial, Inc. Shares Issued in the Merger		Columbia Financial, Inc. Shares Sold in the Offering		Columbia Financial, Inc. Exchange Shares Issued to Minority Stockholders		Columbia Financial, Inc. Shares Outstanding
	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding
Adjusted Minimum	41,800,140	21.46%	100,574,860	51.64%	52,382,845	26.90%	194,757,845	100.00%
Minimum	41,800,140	17.67%	142,375,000	60.19%	52,382,845	22.14%	236,557,985	100.00%
Midpoint	41,800,140	15.43%	167,500,000	61.82%	61,626,877	22.75%	270,927,017	100.00%
Maximum	42,973,477	14.02%	192,625,000	62.85%	70,870,908	23.12%	306,469,385	100.00%

The following table shows the total number of shares of Columbia Financial, Inc. common stock that will be outstanding after the completion of the offering, the exchange of shares of Columbia Financial for shares of Columbia Financial, Inc. and the completion of the Merger with Northfield Bancorp, assuming that 100% of Northfield Bancorp’s outstanding shares of common stock are exchanged for shares of Columbia Financial, Inc. common stock in the Merger. Information is presented at the adjusted minimum, minimum, midpoint and maximum of the offering range. Information presented at the adjusted minimum assumes 59,714,485, shares will be issued as merger consideration.

	Columbia Financial, Inc. Shares Issued in the Merger		Columbia Financial, Inc. Shares Sold in the Offering		Columbia Financial, Inc. Exchange Shares Issued to Minority Stockholders		Columbia Financial, Inc. Shares Outstanding
	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding
Adjusted Minimum	59,714,485	30.66%	82,660,515	42.44%	52,382,845	26.90%	194,757,845	100.00%
Minimum	59,714,485	23.47%	142,375,000	55.95%	52,382,845	20.58%	254,472,330	100.00%
Midpoint	59,714,485	20.67%	167,500,000	57.99%	61,626,877	21.34%	288,841,362	100.00%
Maximum	61,390,681	18.90%	192,625,000	59.29%	70,870,908	21.81%	324,886,589	100.00%

How Columbia Financial Determined the Offering Range and Exchange Ratio (page [●])

Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the Conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Federal Reserve Board, a valuation range is established that ranges from 15% below to 15% above this pro forma market value. Columbia Financial has retained RP Financial, LC. (“RP Financial”), which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has indicated that in its valuation as of February 2, 2026, the pro forma market value of Columbia Financial’s common stock (taking into account the acquisition of Northfield Bancorp) was $2.7 billion, resulting in a range from $2.4 billion at the minimum to $3.1 billion at the maximum. Based on this independent valuation, Columbia Financial, Inc. is selling the number of shares representing the 73.1% of outstanding Columbia Financial common stock currently owned by Columbia Bank MHC. This results in an offering range of  $1.4 billion to $1.9 billion, with a midpoint of  $1.7 billion. The appraised full conversion value (offering shares and exchange shares) ranges from $1.9 billion to $2.6 billion, with the midpoint of $2.291 billion.

RP Financial will receive fees totaling $625,000 for its appraisal report, plus $25,000 for any appraisal updates (of which there will be at least one) and reimbursement of out-of-pocket expenses.

In preparing its appraisal, RP Financial considered the information in this document, including our financial statements. RP Financial also considered the following factors, among others:

•	the trading market for Columbia Financial common stock and securities of comparable institutions and general conditions in the market for such securities;

•

our historical and projected operating results and financial condition and that of Northfield Bancorp, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of non-interest income, and the amount of non-interest expense;

•

the economic, demographic and competitive characteristics of our post-Merger market area, including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, and deposit market share;

•

a comparative evaluation of our pro forma operating and financial statistics with those of other similarly-situated, publicly-traded banks and bank holding companies and savings and loan holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure; and

•

the effect of the capital raised in this offering and the effect of our Merger with Northfield Bancorp on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering, and the estimated impact on consolidated equity and earnings resulting from adoption of the proposed employee stock benefit plans.

RP Financial considered adjustments to the pro forma market value based on a comparison of Columbia Financial with a peer group of publicly traded bank holding companies and savings and loan holding companies that RP Financial considered comparable to Columbia Financial under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly-traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on an exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for Columbia Financial were all fully-converted stock institutions or commercial banks that were not subject to an actual or rumored acquisition and that had been in fully-converted form for at least one year. In addition, RP Financial limited the peer group companies to institutions located in the Mid-Atlantic with assets between $7.0 billion and $25.0 billion, tangible equity-to-assets ratios of greater than 8.0%, and positive core earnings. The peer group companies included companies with:

•	average assets of $12.7 billion;

•	average non-performing assets of 0.54% of total assets;

•	average loans of 75.7% of total assets;

•	average tangible equity of 9.0% of total assets; and

•	average core income of 0.97% of average assets.

The appraisal was based in part upon the financial condition and results of operations, the effect of the additional capital that will be raised from the sale of common stock in this offering and the effect of the Merger and an analysis of a peer group of 12 publicly traded bank and thrift holding companies that RP Financial considered comparable to Columbia Financial. The appraisal peer group consists of the companies listed below. Total assets are as of December 31, 2025.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets (in millions)
CNB Financial Corp. (CCNE)	NASDAQ	Clearfield, PA	$8,396
ConnectOne Bancorp, Inc. (CNOB)	NASDAQ	Englewood Cliffs, NJ	$14,003
Dime Community Bancshares, Inc. (DCOM)	NASDAQ	Hauppauge, NY	$15,342
First Commonwealth Financial Corp. (FCF)	NYSE	Indiana, PA	$12,343
Kearny Financial Corp. (KRNY)	NASDAQ	Fairfield, NJ	$7,261
NBT Bancorp, Inc. (NBTB)	NASDAQ	Norwich, NY	$15,995
Peapack-Gladstone Financial Corp. (PGC)	NASDAQ	Bedminster, NJ	$7,526
Provident Financial Services, Inc. (PFS)	NYSE	Jersey City, NJ	$24,981
S&T Bancorp, Inc. (STBA)	NASDAQ	Indiana, PA	$9,871
Tompkins Financial Corporation (TMP)	NYSEAM	Ithaca, NY	$8,668
Univest Financial Corp. (UVSP)	NASDAQ	Souderton, PA	$8,437
WSFS Financial Corp. (WSFS)	NASDAQ	Wilmington, DE	$21,314

RP Financial considered adjustments to the pro forma market value based on a comparison of Columbia Financial with the peer group. RP Financial advised the board of directors that the valuation analysis took into consideration that relative to the peer group a slight downward adjustment was applied for profitability, growth and viability of earnings. Additionally, RP Financial made slight upward adjustments for Columbia Financial’s financial condition and asset growth in comparison to the peer group’s characteristics for those valuation parameters. RP Financial made no adjustments for primary market area, dividends, liquidity of the shares, marketing of the issue, management and the effect of government regulations and regulatory reform.

The downward adjustment applied for profitability, growth and viability of earnings took into consideration Columbia Financial’s lower pro forma core earnings, based on Columbia Financial’s lower pro forma returns on average assets and average equity. The upward adjustment applied for financial condition was due to Columbia Financial’s more favorable credit quality measures and stronger pro forma capital position. The upward adjustment applied for asset growth was due to Columbia Financial’s stronger pro forma asset growth as the result of the acquisition of Northfield Bancorp and greater leverage capacity as the result of the capital that will be raised in the offering.

Four measures that some investors use to analyze whether a stock might be a good investment are the ratios of the offering price to the issuer’s “book value” and “tangible book value” and the ratios of the offering price to the issuer’s earnings and “core earnings.” RP Financial considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference in value between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. For purposes of the appraisal, core earnings is defined as net earnings after taxes, excluding the after-tax portion of income from non-recurring items.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2025. Stock prices are as of February 2, 2026 as reflected in the appraisal report.

	Price to Core Earnings Multiple(1)		Price to Book Value Ratio	Price to Tangible Book Value Ratio
Columbia Financial (pro forma):
Adjusted Minimum	18.30	x	79.30%	85.98%
Minimum	20.06		82.24	88.03
Midpoint	22.06		87.03	92.76
Maximum	24.04		91.74	97.28
Peer group companies as of February 2, 2026:
Average	12.81	x	107.09%	136.39%
Median	12.28		107.53	132.17

(1)

Price to core earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of  “core” or recurring earnings on a trailing twelve-month basis through December 31, 2025. These ratios are different than presented in “Pro Forma Data.”

Compared to the average pricing ratios of the peer group, at the maximum of the offering range, our common stock would be priced at a premium of 87.7% to the peer group on a price-to-core earnings basis, a discount of 14.3% to the peer group on a price-to-book basis and a discount of 28.7% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings basis but less expensive than the peer group on a book value basis and a tangible book value basis.

Compared to the average pricing ratios of the peer group, at the minimum of the offering range, our common stock would be priced at a premium of 56.6% to the peer group on a price-to-core earnings basis, a discount of 23.2% to the peer group on a price-to-book basis and a discount of 35.5% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings basis and less expensive than the peer group on a book value and tangible book value basis.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of  $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the Plan of Conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Based upon the appraised full conversion value and the offering range, each existing stockholder of Columbia Financial will receive between 1.8729 shares and 2.5340 shares of Columbia Financial, Inc. common stock for each current share of Columbia Financial common stock they own, with 2.2035 shares at the midpoint. Based upon this exchange ratio, Columbia Financial, Inc. expects to issue between 52,382,845 shares and 70,870,908 shares of Columbia Financial, Inc. common stock to the holders of Columbia Financial common stock outstanding immediately before the completion of the Conversion and offering. If Columbia Financial, Inc. does not receive orders for at least 142,375,000 shares in the subscription and community offerings, then, in Columbia Financial, Inc.’s sole discretion, to complete the offering, up to 41,800,140 of the shares issued to the stockholders of Northfield Bancorp in the community offering, assuming 70% of the merger consideration is paid in stock, can be applied to the minimum number of shares required to complete the offering. If Columbia Financial, Inc. applies the 41,800,140 shares issued to the stockholders of Northfield Bancorp, then the minimum number of shares that Columbia Financial, Inc. must sell for cash in the subscription and community offerings is 100,574,860.

Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other institutions that comprise our peer group, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The independent appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock in the offering.

How Columbia Financial, Inc. Intends to Use the Proceeds of the Offering (page [●])

The following table summarizes Columbia Financial, Inc. intends to use the proceeds of the offering, based on the sale of shares at the adjusted minimum, minimum midpoint and maximum of the offering range. The table below assumes the merger consideration for the acquisition of Northfield Bancorp includes 30% cash with the remainder of the consideration in common stock of Columbia Financial, Inc.

	Adjusted Minimum 142,375,000 Shares at $10.00 per share(1)	Minimum 142,375,000 Shares at $10.00 per share	Midpoint 167,500,000 Shares at $10.00 Per share	Maximum 192,625,000 Shares at $10.00 per share
	(In thousands)
Gross offering proceeds	$1,423,750	$1,423,750	$1,675,000	$1,926,250
Less: offering expenses	(39,779)	(36,311)	(38,623)	(43,070)

Net offering proceeds	1,383,971	1,387,439	1,636,377	1,883,180
Less: merger shares used to complete the offering	(418,001)	—	—	—
Net cash proceeds	965,970	1,387,439	1,636,377	1,883,180
Less:
Proceeds contributed to Columbia Bank	(482,985)	(693,720)	(818,189)	(941,590)
Proceeds used for loan to employee stock ownership plan	(42,713)	(42,713)	(50,250)	(57,788)
Cash merger consideration	(179,143)	(179,143)	(179,143)	(184,172)

Proceeds remaining for Columbia Financial, Inc.	$261,129	$471,863	$588,795	$699,630

(1)

The number of shares of Columbia Financial, Inc. sold for cash at the adjusted minimum the offering will vary depending on the amount of the merger consideration that is paid in shares of Columbia Financial, Inc. This column assumes that 70% of the merger consideration will be shares of Columbia Financial, Inc., which would result in 100,574,860 shares that would need to be sold in the offering to satisfy the minimum offering requirement. If instead, 100% of the merger consideration is paid in shares of Columbia Financial, Inc., the number of shares required to be sold for cash to satisfy the minimum offering requirement would decrease at the adjusted minimum from 100,574,860 shares to 82,660,515 shares and the resulting net cash proceeds would be less than the amount shown in the table above.

Initially, Columbia Financial, Inc. intends to invest the proceeds of the offering in short-term investments and to fund the cash consideration in the Merger. In the future, Columbia Financial, Inc. may use the funds it retains to invest in securities, pay cash dividends, repurchase shares of its common stock (subject to regulatory restrictions), or for general corporate purposes. Columbia Bank intends to use the portion of the proceeds that it receives to fund new loans, to invest in securities or for general corporate purposes. However, Columbia Bank has not allocated specific dollar amounts to any particular area of its loan portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand. Columbia Financial, Inc. and Columbia Bank may also use the proceeds of the offering to acquire other financial services companies or branches or open de novo branches as opportunities arise, primarily in or adjacent to our combined market areas following completion of the Merger, although there are no specific understandings or agreements to do so at this time.

Purchases by Columbia Financial Directors and Executive Officers of Columbia Financial (page [●])

Columbia Financial expects that its directors and executive officers, together with their associates, will subscribe for approximately 422,500 shares, which is 0.3% of the shares offered at the midpoint of the offering. Columbia

Financial’s directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of Columbia Bank’s depositors, Columbia Financial’s directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in the Plan of Conversion. Purchases by Columbia Financial’s directors and executive officers will count towards the minimum number of shares we must sell to close the offering. Following the Conversion and offering, and including shares received in exchange for shares of Columbia Financial, Columbia Financial’s directors and executive officers, together with their associates, are expected to own 4.799.406 shares of Columbia Financial, Inc. common stock, which would equal 2.1% of Columbia Financial, Inc.’s outstanding shares if 167,500,000 shares are sold at the midpoint of the offering range.

Market for Columbia Financial, Inc.’s Common Stock (page [●])

Columbia Financial’s common stock is currently listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “CLBK.” We expect the shares of Columbia Financial, Inc. common stock will continue to be listed on the Nasdaq under the symbol “CLBK” upon the completion of the Conversion. Once shares of the common stock begin trading, you may contact a stockbroker to buy or sell shares. Persons purchasing the common stock in the offering may not be able to sell their shares at or above the $10.00 offering price. Brokerage firms typically charge commissions related to the purchase or sale of securities.

Columbia Financial, Inc.’s Dividend Policy (page [●])

Columbia Financial has not historically paid dividends to its minority stockholders because of Federal Reserve Board regulations and policies that substantially restrict non-grandfathered mutual holding companies, such as Columbia Bank MHC, from waiving dividends declared by its stock holding company.

After the completion of the Conversion and offering, Columbia Financial, Inc. intends to pay cash dividends on a quarterly basis. Initially, Columbia Financial, Inc. expects the quarterly dividends to be $0.05 per share, which equals $0.20 per share on an annualized basis and a 2.0% yield based on a price of $10.00 per share. The initial dividend and continued payment of dividends will depend on a number of factors, including Columbia Financial, Inc.’s financial condition and results of operations, tax considerations, capital requirements, alternative uses for capital, the number of shares issued in the offering, industry standards and economic conditions.

Columbia Financial, Inc. cannot guarantee that it will pay dividends or that, if paid, it will not reduce or eliminate dividends in the future. See “Dividend Policy of Columbia Financial, Inc.” for additional information.

Benefits of the Conversion to Management (page [●])

Columbia Financial, Inc. will recognize additional compensation expense related to the expanded employee stock ownership plan and the intended new equity incentive plan. The actual expense will depend on the market value of Columbia Financial, Inc.’s common stock and will increase if the value of its common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the intended new equity incentive plan would have been $11.7 million for the year ended December 31, 2025 on an after-tax basis, assuming shares had been sold at the maximum of the offering range. If awards under the intended new equity incentive plan are funded from authorized but unissued stock, your ownership interest would be diluted by up to approximately 5.16%. See “Pro Forma Data” for an illustration of the effects of each of these plans.

Employee Stock Ownership Plan. In connection with Columbia Bank’s reorganization to the mutual holding company structure in 2018, Columbia Bank’s employee stock ownership plan purchased 4,542,855 shares of Columbia Financial common stock using funds borrowed from Columbia Financial. As of December 31, 2025, the balance of the loan from Columbia Financial to the employee stock ownership plan was $32.7 million.

Columbia Bank’s existing employee stock ownership plan intends to purchase an amount of shares equal to 3.0% of the shares sold in the offering. The plan will use the proceeds from a 25-year loan from Columbia Financial, Inc. to purchase these shares. Columbia Financial, Inc. may purchase shares of common stock in the open market following the offering to fund all or a portion of the intended purchases, subject to Federal Reserve Board approval. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants based on an individual’s compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the plan. Columbia Financial, Inc. will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

New Equity Incentive Plan. Columbia Financial, Inc. intends to implement a new equity incentive plan no earlier than six months after completion of the Conversion and offering. We will submit this plan to our stockholders for their approval. Under this plan, we may grant stock options in an amount up to 6.20% of the number of shares sold in the offering and restricted stock awards or restricted stock units in an amount up to 2.45% of the shares sold in the offering. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. Shares of restricted stock and/or restricted stock units will be awarded at no cost to the recipient. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. The new equity incentive plan may award a greater number of options and restricted stock if the plan is adopted after one year from the date of the completion of the Conversion. We have not yet determined the number of shares that would be reserved for issuance under this plan. The new equity incentive plan will comply with all applicable Federal Reserve Board regulations.

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards/restricted stock units and stock options that are expected to be available under the new equity incentive plan (assuming the equity incentive plan is implemented within one year following the completion of the Conversion).

	Number of Shares to be Granted or Purchased
	At the Maximum of the Offering Range(1)	As a Percentage of Common Stock to be Issued in the Offering	Dilution Resulting from the Issuance of Shares for Stock Benefit Plans	Total Estimated Value at Maximum of Offering Range (in thousands)
Employee stock ownership plan(2)	5,778,750	3.00%	NM	$57,788
Restricted stock(3)	4,719,313	2.45	1.52%	$47,193
Stock options(4)	11,942,750	6.20	3.75%	$41,441

Total	22,440,813	11.65%	5.16%	$146,422

(1)	At the maximum of the offering range, Columbia Financial, Inc. will sell 192,625,000 shares.
(2)	No dilution is reflected for the employee stock ownership plan because these shares are assumed to be purchased in the offering at the offering price of $10.00 per share.
(3)

The actual value of restricted stock awards will be determined based on their fair market value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00.

(4)	Assumes the value of a stock option is $3.20, which was determined using the Black-Scholes option pricing formula. See “Pro Forma Data.”

Columbia Financial, Inc. intends to fund its plans through open market purchases, as opposed to new issuances of authorized common stock. Federal Reserve Board regulations do not permit Columbia Financial, Inc. to repurchase its shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or, with prior regulatory approval, under extraordinary circumstances.

The following table presents information regarding Columbia Bank’s existing employee stock ownership plan and additional shares to be purchased by Columbia Bank’s employee stock ownership plan. The table below assumes that 306,469,385 shares are outstanding after the offering, and the Merger, which includes the sale of 192,625,000 shares in the offering at the maximum of the offering range, the issuance of 70,870,908 shares in exchange for shares of Columbia Financial using an exchange ratio of 2.5340 and the issuance of 42,973,477 shares to Northfield Bancorp stockholders in the Merger. It is also assumed that the value of the stock is $10.00 per share.

	Eligible Participants	Number of Shares at Maximum of Offering Range	Estimated Value of Shares	Percentage of Shares Outstanding after the Conversion and Offering
	Employees
Employee Stock Ownership Plan:
Shares purchased in 2018 offering(1)		11,511,595	$115,115,950	3.76%
Shares to be purchased in this offering		5,778,750	57,787,500	1.89

Total		17,290,345	$172,903,450	5.64%

(1)

Represents 4,542,855 shares purchased in Columbia Financial’s 2018 minority stock offering, as adjusted for the 2.5340 exchange ratio at the maximum of the offering range. As of December 31, 2025, approximately 1,511,000 of these shares had been allocated to the accounts of participants and approximately 2,793,000 shares remain unallocated.

Dissenters’ Rights (page [●])

Stockholders of Columbia Financial do not have dissenters’ rights in connection with the Conversion and offering.

Differences in Stockholder Rights (page [●])

As a result of the Conversion, existing stockholders of Columbia Financial will become stockholders of Columbia Financial, Inc. The rights of stockholders of Columbia Financial, Inc. will be less than the rights stockholders currently have. The decrease in stockholder rights results from differences between the articles of incorporation and bylaws of Columbia Financial, Inc. and the articles of incorporation and bylaws of Columbia Financial and from distinctions between Maryland and Delaware law. The differences in stockholder rights under the articles of incorporation and bylaws of Columbia Financial, Inc. are not mandated by Maryland law but have been chosen by the board of directors of Columbia Financial, Inc. as being in the best interests of the corporation and all of its stockholders. However, the provisions in Columbia Financial, Inc.’s articles of incorporation and bylaws may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult.

The differences in stockholder rights include the following:

•	super-majority voting requirements for certain business combinations and changes to some provisions of the articles of incorporation and bylaws;

•	limitations on the right to vote shares;

•	a majority of stockholders required to call special meetings of stockholders; and

•	greater lead time required for stockholders to submit business proposals or director nominations.

Tax Consequences (page [●])

As a general matter, for U.S. federal and state income tax purposes, the Conversion is not expected to be a taxable transaction to (i) Columbia Financial, Inc., (ii) existing stockholders of Columbia Financial that receive Columbia Financial, Inc. common stock in exchange for their Columbia Financial common stock or (iii) persons that receive or exercise subscription rights. Existing stockholders of Columbia Financial that receive cash in lieu of a fractional share interest in Columbia Financial, Inc. are expected to recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share. Kilpatrick Townsend & Stockton LLP and Crowe LLP are expected to issue us opinions to this effect, which are summarized under “Description of the Plan of Conversion — Material U.S. Income Tax Consequences of the Conversion.”

The Merger

The Merger and the Merger Agreement (page [●])

The merger of Northfield Bancorp with and into Columbia Financial, Inc. is governed by the Merger Agreement. The Merger Agreement provides that if all of the conditions are satisfied or waived, Northfield Bancorp will merge with and into Columbia Financial, Inc., with Columbia Financial, Inc. continuing as the surviving corporation. Immediately following the Merger, Northfield Bank, the wholly owned subsidiary of Northfield Bancorp, will merge with and into Columbia Bank, the wholly owned subsidiary of Columbia Financial, Inc., with Columbia Bank continuing as the surviving institution (the “Bank Merger”). The completion of the Merger is subject to the completion of the Conversion and the satisfaction of other closing conditions. We encourage you to read the Merger Agreement in its entirety, which is included as Annex A to this document.

Merger Consideration (page [●])

If the Merger is completed, each share of Northfield Bancorp’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger, will be converted, at the election of the holder, into the right to receive either shares of Columbia Financial, Inc. common stock or cash, as follows: (i) if the Final Independent Valuation of Columbia Financial, is less than $2.3 billion, 1.425 shares of Columbia Financial, Inc. common stock or $14.25 in cash; (ii) if the Final Independent Valuation of Columbia Financial, Inc. is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Columbia Financial, Inc. common stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation of Columbia Financial, Inc. is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Columbia Financial, Inc. and the Per Share Cash Consideration will be increased to $14.65. The “Final Independent Valuation” is also sometimes referred to herein as the “appraised full conversion value.” No more than 30% of the shares of Northfield Bancorp common stock issued and outstanding as of the effective time of the Merger (excluding shares of Northfield Bancorp common stock to be canceled as provided the Merger Agreement) will be converted into the aggregate cash consideration. As of the date of this document, the current appraised full conversion value of Columbia Financial, Inc. is $2.291 billion at the midpoint of the offering range.

Market Price and Share Information (page [●])

The following table shows the closing price per share of Columbia Financial common stock, the closing price per share of Northfield Bancorp common stock and the equivalent price per share of Northfield Bancorp common stock, giving effect to the Merger, on January 30, 2026, which is the last day on which shares of each of Columbia Financial common stock and Northfield Bancorp common stock traded preceding the public announcement of the proposed Merger, and on April 30, 2026, the most recent practicable date before the mailing of this document. The implied value of one share of Northfield Bancorp common stock is computed by multiplying the price of a share of Northfield Bancorp common stock by a Merger Exchange Ratio of 1.425. See “Description of the Merger — Consideration to be Received in the Merger.”

	Columbia Financial Common Stock	Northfield Bancorp Common Stock	Implied Value of One Share of Northfield Bancorp Common Stock
January 30, 2026	$16.27	$12.32	$14.25
April 30, 2026	$19.23	$13.95	$14.25

Treatment of Northfield Bancorp Equity Awards (page [●])

Immediately prior to the effective time of the Merger, each outstanding unvested share of Northfield Bancorp Restricted Stock that is subject to time-based vesting will fully vest and be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement. Additionally, (i) immediately prior to the effective time of the Merger, each outstanding unvested Northfield Bancorp PSRU will fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter, and will be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement, and (ii) in connection with the Merger, Northfield Bancorp granted cash-settled restricted stock units (the “Northfield Bancorp Cash-Settled RSUs”). The grants of Northfield Bancorp Cash-Settled RSUs to executives are subject to a three-year vesting schedule, with the awards vesting ratably each year, grants to non-employee directors are subject to a one-year cliff vesting schedule, and in the event of a termination without cause, a termination for good reason, death or disability prior to February 4, 2027, the awards that are scheduled to otherwise vest on February 4, 2027 will automatically vest. Columbia Financial, Inc. will not assume any Northfield Bancorp Restricted Stock or Northfield Bancorp PSRUs in connection with the Merger.

At the effective time of the Merger, each outstanding Northfield Bancorp stock option, whether vested or unvested, will fully vest and be converted automatically into an option to purchase shares of Columbia Financial, Inc. common stock and will continue to be subject to the same terms and conditions as applied to the Northfield Bancorp stock option immediately prior to the effective time of the Merger. The number of shares of Columbia Financial, Inc. common stock subject to each assumed Northfield Bancorp stock option will be equal to the number of shares of Northfield Bancorp common stock subject to the stock option immediately prior to the effective time of the Merger, multiplied by the Merger Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each assumed Northfield Bancorp stock option will also be adjusted by dividing the per share exercise price of the stock option by the Merger Exchange Ratio, rounded up to the nearest cent.

Columbia Financial’s Reasons for the Merger; Recommendation of the Columbia Financial Board of Directors (page [●])

The Columbia Financial board of directors has unanimously (i) determined that the Merger Agreement and the Merger contemplated thereby are in the best interest of Columbia Financial and its stockholders and (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the issuance of shares of Columbia Financial, Inc. common stock as merger consideration, as well as the Conversion. The Columbia Financial board of directors unanimously recommends that Columbia Financial stockholders vote “FOR” the Columbia Conversion Proposal, “FOR” the Columbia Merger Proposal, and “FOR” the Columbia Adjournment Proposal, if necessary. In reaching this decision, Columbia Financial’s board of directors considered a variety of factors, which are described in the section entitled “Description of the Merger—Columbia Financial’s Reasons for the Merger; Recommendation of Columbia Financial’s Board of Directors.” Completion of the Merger is conditioned upon approval by Columbia Financial stockholders of the Columbia Conversion Proposal and the Columbia Merger Proposal. Completion of the Merger is not conditioned upon approval of the Columbia Adjournment Proposal or the other matters to be voted upon at the Columbia Financial Annual Meeting.

In addition, the Columbia Financial board of directors recommends that Columbia Financial stockholders vote “FOR” the Columbia Super-Majority Proposal, “FOR” the Columbia 10% Beneficial Owner Proposal, “FOR” the Columbia Director Election Proposal, “FOR” the Columbia Auditor Ratification Proposal, “FOR” the Columbia Say-on-Pay Proposal and for “ONE YEAR” for the Columbia Say-on-Pay Frequency Proposal.

Northfield Bancorp’s Reasons for the Merger; Recommendation of the Northfield Bancorp Board of Directors (page [●])

The Northfield Bancorp board of directors has unanimously (i) determined that the Merger Agreement and the Merger contemplated thereby is in the best interest of Northfield Bancorp and its stockholders, and (ii) approved and declared advisable the Merger Agreement, the Merger, and the other actions contemplated by the Merger Agreement. The Northfield Bancorp board of directors unanimously recommends that Northfield Bancorp stockholders vote “FOR” the Northfield Merger Proposal, “FOR” the Northfield Merger-Related Compensation Proposal, and “FOR” the Northfield Adjournment Proposal, if necessary. In reaching this decision, Northfield Bancorp’s board of directors considered a variety of factors, which are described in the section entitled “Description of the Merger—Northfield Bancorp’s Reasons for the Merger; Recommendation of the Northfield Bancorp’s Board of Directors.” Completion of the Merger is conditioned upon approval by Northfield Bancorp stockholders of the Northfield Merger Proposal. Completion of the Merger is not conditioned upon approval of the Northfield Merger-Related Compensation Proposal or the Northfield Adjournment Proposal.

Opinion of Columbia Financial’s Financial Advisor (page [●])

In connection with the Merger, Keefe, Bruyette & Woods, Inc. (“KBW”), as financial advisor to Columbia Financial in connection with the Merger, delivered a written opinion, dated January 31, 2026, to the Columbia Financial board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Columbia Financial, Inc. of the aggregate merger consideration in the Merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this Joint Proxy Statement/Prospectus.

The opinion was for the information of, and was directed to, the Columbia Financial board of directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of Columbia Financial to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the Columbia Financial board of directors in connection with the Merger, and it does not constitute a recommendation to any stockholder of Columbia Financial or any other entity as to how to vote or act in connection with the Merger or any other matter (including, with respect to holders of Northfield Bancorp common stock, what election any such stockholder should make with respect to the Merger Exchange Ratio or the Per Share Cash Consideration).

Opinion of Northfield Bancorp’s Financial Advisor (page [●])

At the January 31, 2026 meeting of the Northfield Bancorp board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’s opinion, subsequently confirmed in writing and dated January 31, 2026, to the Northfield Bancorp board of directors (in its capacity as such), as to the fairness, as of such date, from a financial point of view, to the Northfield Bancorp stockholders of the consideration to be received by such holders in the Merger pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated January 31, 2026, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James, is attached as Annex C to this Joint Proxy Statement/Prospectus. Raymond James provided its opinion for the information and assistance of the Northfield Bancorp board of directors (in its capacity as such) in connection with, and for purposes of, its consideration of the financial terms of the Merger and its opinion only addresses whether the consideration to be received by the Northfield Bancorp stockholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders as of the date of the Raymond James opinion. The opinion of Raymond James did not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby, the underlying business decision of Northfield Bancorp to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Northfield Bancorp, or any other transaction in which Northfield Bancorp might engage.

The summary of the opinion is qualified in its entirety by reference to the full text of the opinion. Northfield Bancorp stockholders are urged to read the entire opinion carefully in connection with their consideration of the Merger Agreement and the Merger. Neither the Raymond James opinion nor the summary of its opinion and the related analyses set forth in this Joint Proxy Statement/Prospectus is intended to be or constitute advice or a recommendation to the Northfield Bancorp board of directors or any Northfield Bancorp stockholder as to how the Northfield Bancorp board of directors, such stockholder or any other person should vote or otherwise act with respect to the Merger or any other matter. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger.

Directors and Executive Officers of the Surviving Corporation (page [●])

Board of Directors. Prior to the effective time of the Merger, Columbia Financial, Inc. will increase the full board of directors of the surviving corporation at the effective time by four members (for a total of 13 directors). As of the effective time of the Merger, the board of directors of Columbia Financial, Inc. will be comprised of nine Columbia Financial directors and four members of the Northfield Bancorp board of directors selected by Columbia Financial, one of whom shall be Steven M. Klein. In addition, effective as of the effective time of the Bank Merger, each of the four Northfield Bancorp directors appointed to the Columbia Financial, Inc. board of directors will also be appointed to the Columbia Bank board of directors. Each director of Northfield Bancorp who is appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank will serve on each such board of directors for at least four years from the effective time of the Merger.

Executive Officers. Following the completion of the Merger and the Bank Merger, the executive officers of Columbia Financial, Inc. and Columbia Bank will continue in office in the positions in which they served immediately prior to the effective time of the Merger. In addition, upon the effective time of the Merger, Steven M. Klein, the President and Chief Executive Officer of Northfield Bancorp and Northfield Bank, will be appointed as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank.

For a more information, see “Description of the Merger—Directors and Executive Officers of the Surviving Corporation.”

Interests of Columbia Financial’s Directors and Executive Officers in the Merger (page [●])

In considering the recommendation of the board of directors of Columbia Financial to approve the Merger Agreement, you should be aware that Columbia Financial’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Columbia Financial stockholders generally and that may create potential conflicts of interest. The board of directors of Columbia Financial was aware of these interests and considered them, among other matters, in approving the Merger Agreement and related transactions. These interests include that nine Columbia Financial directors will continue to serve on the board of directors of Columbia Financial, Inc. and Columbia Bank following the effective time of the Merger, as further described in “Description of the Merger—Interests of Columbia Financial’s Directors and Executive Officers in the Merger.”

Interests of Northfield Bancorp’s Directors and Executive Officers in the Merger (page [●])

In considering the recommendation of the board of directors of Northfield Bancorp to approve the Merger Agreement, you should be aware that Northfield Bancorp’s directors and executive officers have employment and other compensation agreements or plans that give them financial interests in the Merger that are different from, or in addition to, the interests of Northfield Bancorp stockholders generally and that may create potential conflicts of interest. The board of directors of Northfield Bancorp was aware of these interests and considered them, among other matters, in approving the Merger Agreement and related transactions. These interests include:

•

Northfield Bank has entered into settlement agreements with each of Steven M. Klein, William R. Jacobs, David V. Fasanella, Robin Lefkowitz and Vickie Tomasello, pursuant to which each executive’s employment agreement with Northfield Bank will be terminated as of the effective time of the Merger in exchange for a lump sum payment to be made at the closing of the Merger;

•

Columbia Financial, Inc. and Columbia Bank have entered into an employment agreement with Steven M. Klein, to be effective as of the effective time of the Merger, in connection with his appointment as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank following the completion of the Merger and the Bank Merger;

•

In connection with the Merger, Northfield Bancorp granted the Northfield Bancorp Cash-Settled RSUs on February 4, 2026. The Northfield Bancorp Grants of Cash-Settled RSUs to executives are subject to a three-year vesting schedule, with the awards vesting ratably each year, grants to non-employee directors are subject to a one-year cliff vesting schedule, and in the event of a termination without cause, a termination for good reason, death or disability prior to February 4, 2027, the awards that are scheduled to otherwise vest on February 4, 2027 will automatically vest;

•

Each outstanding unvested share of Northfield Bancorp Restricted Stock that is subject to time-based vesting will become fully vested at closing of the Merger and will be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement;

•

Each outstanding unvested Northfield Bancorp PSRU will fully vest at the closing of the Merger, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter, and will be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement;

•

At the effective time of the Merger, each outstanding Northfield Bancorp stock option, whether vested or unvested, will fully vest and be converted automatically into an option to purchase shares of Columbia Financial, Inc. common stock, as adjusted for the Merger Exchange Ratio, as set forth in the Merger Agreement;

•	At the effective time of the Merger, four Northfield Bancorp directors, including Steven M. Klein, will be appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank; and

•	Northfield Bancorp’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement.

For a more complete description of these interests, see “Description of the Merger—Interests of Northfield Bancorp’s Directors and Executive Officers in the Merger.”

Regulatory Approvals (page [●])

Subject to the terms of the Merger Agreement, the parties have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The requisite regulatory approvals include, among other things, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the Merger and the approval of the OCC for the Bank Merger. The completion of the Merger is also subject to the completion of the Conversion, which must be approved by the Federal Reserve Board. Columbia Financial, Columbia Bank MHC and Columbia Financial, Inc. have filed the required applications for approval of the Merger and the Conversion with the Federal Reserve Board and Columbia Bank has filed the required application for approval of the Bank Merger with the OCC. While the parties do not know of any reason why they would not obtain the requisite regulatory approvals in a timely manner, the parties cannot be certain when or if they will receive the regulatory approvals, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the Merger, the Conversion or the Bank Merger.

Conditions to Completing the Merger (page [●])

The completion of the Merger is subject to the fulfillment of a number of closing conditions, including:

•	the completion of the Conversion (including the approval of the Conversion by the stockholders of Columbia Financial and by the members of Columbia Bank MHC);

•	the approval of the Merger Agreement by the stockholders of each of Columbia Financial and Northfield Bancorp;

•	the authorization for listing on the Nasdaq Global Select Market of the shares of Columbia Financial, Inc. common stock that will be issued as merger consideration;

•

the receipt or provision of all non-governmental notices, consents or waivers by non-governmental third parties, except as would not reasonably be expected to have a material adverse effect on Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp;

•	the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, and the absence of any stop order by the SEC suspending such effectiveness;

•	the receipt of all required regulatory approvals, in each case without the imposition of any materially burdensome regulatory condition;

•	no order, injunction or decree issued by any court or governmental entity or other legal restraint or prohibition preventing the completion of the Merger or the Bank Merger;

•	the deposit of cash and certificates representing sufficient shares of Columbia Financial, Inc. common stock sufficient to pay the merger consideration;

•	the absence of any event that, individually or in the aggregate, has had or will reasonably be likely to have a material adverse effect on Northfield Bancorp or any of its subsidiaries;

•

the accuracy of the representations and warranties of the Columbia Parties and Northfield Bancorp contained in the Merger Agreement, both as of the date of the Merger Agreement and as of the closing of the Merger, subject to the materiality standards provided for in the Merger Agreement;

•

the performance in all material respects by each of the Columbia Parties and Northfield Bancorp of their respective obligations, covenants and agreements required to be performed under the Merger Agreement; and

•	the receipt by each of the parties of an opinion of legal counsel that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Terminating the Merger Agreement (page [●])

The Merger Agreement may be terminated by mutual written consent of Columbia Financial and Northfield Bancorp at any time prior to the completion of the Merger. Additionally, subject to conditions and circumstances described in the Merger Agreement, either Columbia Financial or Northfield Bancorp may terminate the Merger Agreement as follows:

•

by either party (i) for failure to receive any required regulatory approval, (ii) if the Merger has not been completed by January 31, 2027; (iii) if the other party breaches its representations, warranties or obligations under the Merger Agreement and the breach that cannot be cured, in all cases if the party seeking to terminate the Merger Agreement is not responsible for the circumstances giving rise to termination;

•	by either party, if the Merger is not approved by either of Columbia Financial’s or Northfield Bancorp’s stockholders;

•

by Columbia Financial, if, prior to the receipt of Northfield Bancorp stockholder approval, (i) Northfield Bancorp or the Northfield Bancorp board of directors withholds, withdraws, modifies or qualifies its recommendation in favor of the Northfield Merger Proposal or (ii) Northfield Bancorp or the Northfield Bancorp board of directors breaches in any material respect its obligations related to calling, giving notice of, and commencing the Northfield Bancorp stockholder meeting or its “no-shop” obligations related to third party acquisition proposals under the Merger Agreement;

•

by Northfield Bancorp if, prior to the receipt of Columbia Financial stockholder approval, (i) Columbia Financial or the Columbia Financial board of directors withholds, withdraws, modifies or qualifies its recommendation in favor of the Columbia Merger Proposal or (ii) Columbia Financial or the Columbia Financial board of directors breaches in any material respect its obligations related to calling, giving notice of, and commencing the Columbia Financial stockholder meeting;

•	by either party, if Columbia Financial is unable to complete the Conversion on or before January 31, 2027; or

•

by Northfield Bancorp or Columbia Financial, if (i) the midpoint of the valuation range included in the Final Independent Valuation has decreased by 20% or more from the preliminary midpoint of the valuation range (the “Preliminary Midpoint”) provided by the independent appraiser at the time of the first public announcement of the Merger and (ii) Columbia Financial and Northfield Bancorp are unable to agree on a mutually acceptable adjustment to the amount of the merger consideration taking into account such decrease from the Preliminary Midpoint.

Termination Fee (page [●])

If the Merger Agreement is terminated under certain circumstances, a termination fee of $23.7 million will be payable by either Northfield Bancorp or Columbia Financial, as applicable. In addition, if the Merger Agreement is terminated under certain other circumstances, a termination fee of $6.0 million will be payable by Columbia Financial. See “Description of the Merger— Termination Fee” for a description of the circumstances under which a termination fee is payable. The termination fee could discourage other companies from seeking to acquire either Northfield Bancorp or Columbia Financial.

Support Agreements (page [●])

Concurrently with the execution and delivery of the Merger Agreement, each of the members of the board of directors of Northfield Bancorp entered into a support agreement pursuant to which, among other things, each of the members of the board of directors of Northfield Bancorp agreed, subject to the terms of the support agreement, to (i) vote the shares of Northfield Bancorp common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Northfield Merger Proposal, and against any competing transaction and (ii) not transfer any such shares of Northfield Bancorp common stock prior to the Northfield Bancorp Special Meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of the termination of the Merger Agreement or the effective time. As of April 27, 2026, the record date for the Northfield Bancorp Special Meeting, the members of the board of directors of Northfield Bancorp owned and held the sole dispositive and voting power over shares of Northfield Bancorp common stock representing approximately 4.0% of the voting power represented by all issued and outstanding shares of Northfield Bancorp common stock. A copy of the support agreement is included as an exhibit to the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

In addition, concurrently with the execution and delivery of the Merger Agreement, each of the members of the board of directors of Columbia Financial entered into a support agreement pursuant to which, among other things, each of the members of the board of directors of Columbia Financial agreed, subject to the terms of the support agreement, to (i) vote the shares of Columbia Financial common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Columbia Merger Proposal, and against any competing transaction, and in favor of the approval of the Columbia Conversion Proposal and (ii) not transfer any such shares of Columbia Financial common stock prior to the Columbia Financial Annual Meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of the termination of the Merger Agreement or the effective time. As of April 30, 2026, the record date for the Columbia Financial Annual Meeting, the members of the board of directors of Columbia Financial owned and held the sole dispositive and voting power over shares of Columbia Financial common stock representing approximately 1.1% of the voting power represented by all issued and outstanding shares of Columbia Financial common stock. A copy of the support agreement is included as an exhibit to the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

Comparison of Rights of Northfield Bancorp and Columbia Financial, Inc. Stockholders (page [●])

Upon the completion of the Merger, holders of Northfield Bancorp common stock who receive shares of Columbia Financial, Inc. common stock as merger consideration will become holders of Columbia Financial, Inc. common stock and their rights as stockholders will be governed by Maryland law and the governing documents of Columbia Financial, Inc. The rights of Northfield Bancorp stockholders will change as a result of the Merger due to differences in Columbia Financial’s and Northfield Bancorp’s governing law and documents. See “Comparison of Stockholders Rights of Columbia Financial, Inc. and Northfield Bancorp” for a summary of the material differences between the respective rights of Columbia Financial, Inc. stockholders and Northfield Bancorp stockholders.

Dissenters’ Appraisal Rights (page [●])

Under Section 262 of the Delaware General Corporation Law, holders of shares of Northfield Bancorp common stock have the right to obtain an appraisal of the value of their shares of Northfield Bancorp common stock in connection with the Merger. To perfect appraisal rights, a Northfield Bancorp stockholder must not vote for the approval of the Merger Agreement and must strictly comply with all of the procedures required under Delaware law. Failure to strictly comply with Section 262 of the Delaware General Corporation Law may result in termination or waiver of appraisal rights. See “Description of the Merger—Dissenters’ Rights” for more information.

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

The Merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, U.S. Holders (defined in the section entitled “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize any gain or loss on the exchange of shares of Northfield common stock solely for shares of Columbia Financial, Inc. common stock. However, a U.S. Holder generally will be subject to U.S. federal income tax on cash received as cash consideration in the Merger or in lieu of any fractional share of Columbia Financial, Inc. common stock that a holder would otherwise be entitled to receive.

This tax treatment may not apply to all U.S. Holders. Determining the actual tax consequences of the Merger to U.S. Holders can be complicated and will depend on your particular circumstances. U.S. Holders should consult their own tax advisor for a full understanding of the Merger’s tax consequences that are particular to each stockholder.

To review the material U.S. federal income tax consequences of the Merger to U.S. Holders in greater detail, please see the section entitled “Description of the Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Risk Factors

You should consider all the information contained in or incorporated by reference into this document in deciding how to vote for the proposals presented in the document. In particular, you should consider the factors described under “Risk Factors.”

RISK FACTORS

In deciding how to vote, you should consider carefully all of the information included in this document and its Annexes, as well as the following risk factors. In this section of the Joint Proxy Statement/Prospectus, the terms “we,” “us” and “our” refer to Columbia Financial and its consolidated subsidiaries or its successor Columbia Financial, Inc., Columbia Bank MHC and Columbia Bank unless the context requires otherwise.

Risk Factor Summary

Merger Risks:

•	If the Conversion is not consummated, the Merger will not take place.

•	If the Merger with Northfield Bancorp does not occur, the Conversion and offering would be delayed or terminated.

•	The dilution caused by the issuance of shares of Columbia Financial, Inc.’s common stock in connection with the Merger may adversely affect the market price of Columbia Financial, Inc.’s common stock.

•

Combining Columbia Financial, Inc. and Northfield Bancorp may be more difficult, costly or time consuming than expected, and Columbia Financial, Inc. may not realize the anticipated benefits of the acquisition.

•

Columbia Financial has incurred, and Columbia Financial, Inc. following the closing of the Merger, will incur significant transaction and transaction-related costs in connection with the transactions contemplated by the Merger Agreement.

•

Regulatory approvals for the Merger may not be received, may take longer than expected or may impose conditions that are not currently anticipated or that could have an adverse effect on Columbia Financial, Inc. following the closing.

•

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could cause the results of Columbia Financial to be adversely affected, the stock prices of Columbia Financial to decline or have a material and adverse effect on the stock price of Columbia Financial and its results of operations.

•

The market price for Columbia Financial, Inc. common stock following the closing of the Merger may be affected by factors different from those that historically have affected or currently affect Columbia Financial common stock.

•	The future results of Columbia Financial, Inc. following the closing of the Merger may suffer if Columbia Financial, Inc. does not effectively manage its expanded operations.

•	Columbia Financial will be subject to business uncertainties and contractual restrictions while the Merger is pending.

•	Holders of Columbia Financial common stock will have a reduced ownership and voting interest in the surviving corporation after the Merger and will exercise less influence over management.

•

The merger will not be completed unless important conditions are satisfied or waived, including approval of the merger by Northfield Bancorp stockholders, approval of the Merger and the Conversion by Columbia Financial stockholders, and approval of the Conversion by the members of Columbia Bank MHC.

•	Litigation against Columbia Financial or Northfield Bancorp, or the members of Columbia Financial’s or Northfield Bancorp’s board of directors, could prevent or delay the completion of the Merger.

•

The unaudited pro forma condensed combined financial information included in this Joint Proxy Statement/Prospectus is preliminary and the actual financial condition and results of operations of the surviving corporation after the Merger may differ materially.

Lending Activities Risks:

•	Our multifamily and commercial real estate lending practices expose us to increased lending risks and related loan losses.

•	Imposition of limits by the bank regulators on commercial and multifamily real estate lending activities could curtail our growth and adversely affect our earnings.

•	Our origination of construction loans exposes us to increased lending risks.

•	Our concentration of residential mortgage loans exposes us to increased lending risks.

•	Our commercial business lending activities expose us to additional lending risks.

•	If our allowance for credit losses is not sufficient to cover actual loan losses, our results of operations would be negatively affected.

•	The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the New Jersey, metropolitan New York and Philadelphia economies.

•	Economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

•	Northfield Bancorp’s New York multifamily loan portfolio may continue to be adversely affected by changes in legislation or regulation.

Growth Strategies Risks:

•

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

•	We are subject to certain risks in connection with our strategy of growing through mergers and acquisitions.

•	We may be required to write down goodwill and other acquisition-related identifiable intangible assets.

General Business and Industry Risks:

•	Ineffective liquidity management could adversely affect our financial results and condition.

•	Changes in interest rates or the shape of the yield curve may hurt our profits and asset values and our strategies for managing interest rate risk may not be effective.

•	The fair value of our investments has declined materially in the past and could decline further due to a variety of factors.

•	Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive and destabilizing deposit outflows.

•	Municipal deposits are an important source of funds for us and a reduced level of such deposits may hurt our profits.

•

We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

•	Security breaches and cybersecurity threats could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

•	We must keep pace with technological change to remain competitive.

•	Our business may be materially affected by the emergence of disruptive new technologies or approaches enabled by the rapid pace of innovation unfolding in the artificial intelligence space.

•	Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

•	The building of market share through our branch office strategy, and our ability to achieve profitability on new branch offices, may increase our expenses and negatively affect our earnings.

•	Strong competition within our market area could hurt our profits and slow growth.

•	Acts of terrorism and other external events could impact our ability to conduct business.

•	Climate change, severe weather, global pandemics, natural disasters, and other external events could significantly impact our business.

•

Rapidly evolving economic, social and political conditions or civil unrest in the United States may affect the markets in which we operate, our customers, our ability to provide customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

•	Regulation of the financial services industry is intense, and we may be adversely affected by changes in laws and regulations.

•	We may be unable to disclose some regulatory restrictions or limitations on our operations imposed by our regulators, even if material to our business.

•	As a larger financial institution, we are subject to additional regulation and increased supervision.

•	We face significant legal risks, both from regulatory investigations and proceedings, and from potential private actions brought against us.

•

Our ability to manage reputational risk is critical to attracting and maintaining customers, investors and employees and to the success of our business, and the failure to do so may materially adversely affect our performance.

•	We are subject to environmental, social and governance risks that could adversely affect our reputation and the trading price of our common stock.

Offering Risks:

•	The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

•	Various factors may have an adverse effect on our financial performance.

•	Our return on equity may be low following the offering, which could negatively affect the trading price of our shares of common stock.

•	Our stock-based benefit plans will increase our expenses and reduce our income.

•	The implementation of stock-based benefit plans may dilute your ownership interest.

•

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the Conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

•	Various factors may make takeover attempts more difficult to achieve.

•

Our bylaws provide that, subject to limited exceptions, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

•	The market price of our stock value may be negatively affected by applicable regulations that restrict stock repurchases by Columbia Financial, Inc.

•	You may not revoke your decision to purchase shares of Columbia Financial, Inc. common stock in the subscription or community offerings after you send us your order.

•	The distribution of subscription rights could have adverse income tax consequences.

Tax Risks:

•	Recent rulings from the U.S. Supreme Court could result in material changes to U.S. federal income tax regulatory authority and administrative interpretations of established rules.

Conversion Share Exchange Risks:

•	The market value of Columbia Financial, Inc. common stock received in the Conversion share exchange may be less than the market value of Columbia Financial common stock exchanged.

Risks Related to the Merger

If the Conversion is not consummated, the Merger will not take place.

The completion of the Merger depends upon Columbia Financial’s successful conversion from the mutual holding company form of organization to stock form of organization. The Conversion requires stockholder and member approvals as well as the approval of the federal banking regulatory authorities, one or more of which we may not obtain in a timely manner, or at all. The Conversion also depends upon the successful implementation of our Plan of Conversion as described in the section entitled “Description of the Conversion.” If Columbia Financial is unable to consummate the Conversion, the Merger will not take place. Columbia Financial’s failure to acquire Northfield Bancorp could effect its ability to generate profits and grow its franchise, which could have a material adverse affect on its pro forma results of operations and financial condition if it determines to terminate the Conversion.

If the Merger does not occur, the Conversion and offering would be delayed or terminated.

We anticipate simultaneously completing the Conversion, the offering and the Merger in the third quarter of 2026. At this time, we are not aware of any circumstances that are likely to cause the acquisition not to occur. However, certain conditions to the Merger have not yet been satisfied, including regulatory approvals and stockholder approvals. Also, a material adverse change in Northfield Bancorp may preclude consummation of the Merger. If the Merger were not to occur, Columbia Financial may terminate the Conversion or delay the Conversion. If Columbia Financial were to delay the Conversion, the timing and manner of the Conversion would be subject to significant modification in the event the Merger was terminated. The offering documents would be revised and subscribers in the Conversion offering would be re-solicited with an amended proxy statement and prospectus. As a result, if Columbia Financial were to proceed with the Conversion without the Merger, the Conversion and the offering would be delayed.

The dilution caused by the issuance of shares of Columbia Financial, Inc.’s common stock in connection with the Merger may adversely affect the market price of Columbia Financial, Inc.’s common stock.

The dilution caused by the issuance of the new shares of Columbia Financial, Inc. common stock to Northfield Bancorp stockholders in connection with the payment of the merger consideration may result in fluctuations in the market price of Columbia Financial, Inc. common stock, including a stock price decrease, following the closing of the Conversion.

Combining Columbia Financial, Inc. and Northfield Bancorp may be more difficult, costly or time consuming than expected, and Columbia Financial, Inc. may not realize the anticipated benefits of the acquisition.

A successful integration of Northfield Bancorp’s business with Columbia Financial, Inc.’s business will depend substantially on the ability to consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. Columbia Financial, Inc. may not be able to combine each company’s business without encountering difficulties that could adversely affect the ability to maintain relationships with existing clients, customers, depositors and employees, such as:

•	the loss of key employees;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	loan and deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	additional costs or unexpected problems with operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, systems, sites or personnel, which could divert resources from regular banking operations.

Any disruption to the businesses could cause customers to remove their accounts and move their business to a competing financial institution. Integration efforts between the two companies may also divert management attention and resources. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the successful integration of Columbia Financial, Inc. and Northfield Bancorp.

Further, Columbia Financial, Inc. and Northfield Bancorp entered into the Merger Agreement with the expectation that the acquisition of Northfield Bancorp by Columbia Financial, Inc. will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the surviving corporation, cross selling opportunities, technological efficiencies, cost savings and operating efficiencies. Achieving the anticipated benefits of the transactions contemplated by the Merger Agreement is subject to a number of uncertainties, including whether the integration is completed in an efficient, effective and timely manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits on the anticipated timeframe, or at all, could result in a reduction in the price of Columbia Financial, Inc.’s common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially and adversely affect Columbia Financial, Inc.’s business, financial condition and operating results. Additionally, upon consummation of the transactions contemplated by the Merger Agreement, Columbia Financial, Inc. will make fair value estimates of certain assets and liabilities in recording the acquisition. Actual values of these assets and liabilities could differ from such estimates, which could result in Columbia Financial, Inc. not achieving the anticipated benefits of the acquisition. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Columbia Financial and Northfield Bancorp have incurred, and Columbia Financial, Inc. following the closing of the Merger, will incur significant transaction and transaction-related costs in connection with the transactions contemplated by the Merger Agreement.

Columbia Financial and Northfield Bancorp have incurred, and Columbia Financial and Northfield Bancorp expect to incur, significant non-recurring costs associated with combining the operations of Columbia Financial, Inc. and Northfield Bancorp. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employment-related costs, public company filing fees and other regulatory fees, printing costs and other related costs. We also will incur significant costs relating to contract termination fees for vendor contracts currently utilized by Northfield Bancorp in its operations. Columbia Financial and Northfield Bancorp have begun collecting information in order to formulate detailed integration plans to deliver anticipated cost savings; however, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. Additional unanticipated costs may be incurred in the integration of the businesses of Columbia Financial and Northfield Bancorp, and there are many factors beyond Columbia Financial’s, Columbia Financial, Inc.’s and Northfield Bancorp’s control that could affect the total amount or timing of integration costs. Although Columbia Financial and Northfield Bancorp expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not the Merger is consummated, Columbia Financial and Northfield Bancorp will incur substantial expenses in pursuing the Merger and may adversely impact Columbia Financial’s, Columbia Financial, Inc.’s and Northfield Bancorp’s earnings. The completion of the Merger is conditioned upon customary closing conditions, including the receipt of required governmental authorizations, consents, orders and approvals, including approval by certain federal banking regulators and required approvals from the stockholders of Columbia Financial and Northfield Bancorp. Columbia Financial and Northfield Bancorp intend to pursue all required approvals in accordance with the Merger Agreement. However, these approvals could be delayed or not obtained at all, and there can be no assurance that such approvals will be obtained without additional cost, on the anticipated timeframe, or at all.

Regulatory approvals for the Merger and the Bank Merger may not be received, may take longer than expected or may impose conditions that are not currently anticipated or that could have an adverse effect on Columbia Financial, Inc. following the closing.

Before the Merger and the Bank Merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, regulatory authorities consider a variety of factors, including the regulatory standing of each party. These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in any party’s regulatory standing or any other factors considered by regulators in granting such approvals, governmental, political or community group inquiries, investigations or opposition; changes in legislation or the political environment, including as a result of changes of the U.S. executive administration, or Congressional leadership and regulatory agency leadership.

Even if the approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the surviving corporation’s business or require changes to the terms of the transactions contemplated by the Merger Agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Merger Agreement, imposing additional material costs on or materially limiting the revenues of Columbia Financial, Inc. following the closing of the Merger or will otherwise reduce the anticipated benefits of the Merger and the Bank Merger. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the Merger and the Bank Merger. Additionally, the completion of the Merger is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of the Merger and the Bank Merger.

Despite the parties’ expected commitment to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the Merger Agreement, neither party is required under the terms of the Merger Agreement to take any action, commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals, that would reasonably be expected to have a material adverse effect on Columbia Financial and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative only to the size of Northfield Bancorp and its subsidiaries, taken as a whole, without Columbia Financial and its subsidiaries).

Certain of Columbia Financial’s and Northfield Bancorp’s directors and executive officers may have interests in the Merger that may differ from, or be in addition to, the interests of holders of Columbia Financial common stock and holders of Northfield Bancorp common stock generally.

Holders of Columbia Financial common stock and holders of Northfield Bancorp common stock should be aware that some of Columbia Financial’s and Northfield Bancorp’s directors and executive officers may have interests in the Merger and have arrangements that are different from, or in addition to, those of holders of Columbia Financial common stock and holders of Northfield Bancorp common stock generally. These interests and arrangements may create potential conflicts of interest. The Columbia Financial board of directors and the Northfield Bancorp board of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending that Columbia Financial stockholders vote to approve the Columbia Merger Proposal and Northfield Bancorp stockholders vote to approve the Northfield Merger Proposal, as applicable. For a more complete description of these interests, please see the sections entitled “Description of the Merger—Interests of Columbia Financial’s Directors and Executive Officers in the Merger” and “Description of the Merger—Interests of Northfield Bancorp’s Directors and Executive Officers in the Merger.”

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. Such failure to complete the Merger could cause the results of Columbia Financial and Northfield Bancorp to be adversely affected, the stock prices of Columbia Financial and Northfield Bancorp to decline or have a material and adverse effect on the stock prices of Columbia Financial and Northfield Bancorp and each party’s results of operations.

If the Merger is not completed for any reason, including as a result of Columbia Financial, Inc.’s failure to complete the Conversion, the failure of Columbia Financial’s stockholders to approve the Columbia Merger Proposal or the Columbia Conversion Proposal, or the failure of Northfield Bancorp’s stockholders to approve the Northfield Merger Proposal, there may be various adverse consequences and Columbia Financial and/or Northfield Bancorp may experience negative reactions from the financial markets and from each party’s respective customers and employees. Certain costs related to the transactions contemplated by the Merger Agreement, such as legal, accounting and certain financial advisory fees, must be paid even if the Merger is not completed. Moreover, Columbia Financial or Northfield Bancorp may be required to pay a termination fee to the other party upon a termination of the Merger Agreement in certain circumstances. In addition, if the Merger is not completed, whether because of the failure to receive required regulatory approvals in a timely fashion or because one of the parties has breached its obligations in a way that permits termination of the Merger Agreement, or for any other reason, Columbia Financial’s and Northfield Bancorp’s stock prices may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

The market price for Columbia Financial, Inc. common stock following the closing of the Merger may be affected by factors different from those that historically have affected or currently affect Columbia Financial common stock and Northfield Bancorp common stock.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, holders of Northfield Bancorp common stock will receive shares of Columbia Financial, Inc. common stock as merger consideration. Columbia Financial, Inc.’s business and financial position will differ from the business and financial position of Columbia Financial and Northfield Bancorp before the completion of the Merger and, accordingly, the results of operations of Columbia Financial, Inc. will be affected by some factors that are different from those currently affecting Columbia Financial’s results of operations and those currently affecting the results of operations of Northfield Bancorp. Accordingly, the market price and performance of the surviving corporation’s common stock is likely to be different from the performance of Columbia Financial common stock or Northfield Bancorp common stock in the absence of the Merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Columbia Financial common stock or Northfield Bancorp common stock, regardless of actual operating performance.

The future results of Columbia Financial, Inc. following the closing of the Merger may suffer if Columbia Financial, Inc. does not effectively manage its expanded operations.

Following the completion of the Merger, the size of the business of Columbia Financial, Inc. will increase significantly beyond the current size of either Columbia Financial’s or Northfield Bancorp’s business. Columbia Financial, Inc.’s future success will depend, in part, upon its ability to manage this expanded business, including its expansion into the Staten Island and Brooklyn markets currently served by Northfield Bancorp, which may pose challenges for management, including challenges related to the management and monitoring of new operations and markets, as well as associated increased costs and complexity. Columbia Financial, Inc. may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business.

Columbia Financial and Northfield Bancorp will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Columbia Financial and Northfield Bancorp. These uncertainties may impair Columbia Financial’s and Northfield Bancorp’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Columbia Financial and Northfield Bancorp to seek to change existing business relationships with Columbia Financial and Northfield Bancorp. In addition, subject to certain exceptions, Northfield Bancorp has agreed to operate its business in the ordinary course consistent with past practice in all material respects prior to the effective time of the Merger, and Northfield Bancorp has agreed not to take certain actions, which could cause Northfield Bancorp to be unable to pursue other beneficial opportunities that may arise prior to the completion of the Merger.

The shares of Columbia Financial, Inc. common stock to be received by holders of Northfield Bancorp common stock as the merger consideration will have different rights from the shares of Northfield Bancorp common stock.

Upon the completion of the Merger, holders of Northfield Bancorp common stock who receive shares of Columbia Financial, Inc. common stock as merger consideration will become holders of Columbia Financial, Inc. common stock and their rights as stockholders will be governed by Maryland law and the governing documents of Columbia Financial, Inc. See “Description of Columbia Financial, Inc. Capital Stock” and “Comparison of Stockholders’ Rights of Columbia Financial, Inc. and Northfield Bancorp.” In addition, Northfield Bancorp has historically paid a quarterly cash dividend to stockholders of Northfield Bancorp. After the completion of the Conversion, the offering and the Merger, Columbia Financial, Inc. intends to pay cash dividends on a quarterly basis, but Columbia Financial, Inc. cannot guarantee that it will pay dividends or that, if paid, it will not reduce or eliminate dividends in the future.

Holders of Columbia Financial common stock and Northfield Bancorp common stock will have a reduced ownership and voting interest in the surviving corporation after the merger and will exercise less influence over management.

Holders of Columbia Financial common stock and Northfield Bancorp common stock currently have the right to vote in the election of the board of directors and on other matters affecting Columbia Financial and Northfield Bancorp, respectively. When the Merger is completed, each holder of Northfield Bancorp common stock who receives shares of Columbia Financial, Inc. common stock will become a holder of common stock of the surviving corporation, with a percentage ownership that is smaller than such holder’s percentage ownership of Northfield Bancorp. Based on the number of shares of Northfield Bancorp common stock outstanding and reserved for issuance as of April 27, 2026, Columbia Financial, Inc. expects to issue approximately 41,800,140 shares of Columbia Financial, Inc. common stock in the Merger, assuming the Final Independent Valuation is $2.291 billion (the amount of the current independent valuation as of the date of this document) and 30% of the aggregate merger consideration consists of cash. Following the completion of the Merger, under such circumstances, former holders of Northfield Bancorp common stock will own approximately 15.43% and existing holders of Columbia Financial, Inc. common stock (after giving effect to the Conversion) will own approximately 84.57% of the common stock of the surviving corporation at the midpoint of the offering range. Additionally, Steven M. Klein and three other legacy Northfield Bancorp directors will join the Columbia Financial, Inc. board of directors as of the effective time of the Merger, and the Columbia Financial, Inc. board of directors, which currently consists of nine directors, will be expanded to 13 directors. Because of this, holders of Northfield Bancorp common stock and Columbia Financial common stock may have less influence on the management and policies of the surviving corporation than they now have on the management and policies of Northfield Bancorp and Columbia Financial, respectively.

The Merger Agreement limits Northfield Bancorp’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Northfield Bancorp.

The Merger Agreement contains a “no shop” covenant that restricts Northfield Bancorp’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill, or similar agreement (or any confidentiality, standstill or similar provision of any other contract) or, unless the Merger Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.

The Merger Agreement further provides that, during the 12-month period following the termination of the Merger Agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, Northfield Bancorp may be required to pay a termination fee of $23.7 million to Columbia Financial. See the “Description of the Merger Agreement—Termination Fee.”

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Northfield Bancorp from considering or proposing that acquisition.

The Merger will not be completed unless important conditions are satisfied or waived, including approval of the Northfield Merger Proposal by Northfield Bancorp stockholders, the approval of the Columbia Merger Proposal and the Columbia Conversion Proposal by Columbia Financial stockholders and the approval of the Conversion by the members of Columbia Bank MHC.

Specified conditions set forth in the Merger Agreement must be satisfied or waived to complete the Merger. If the conditions are not satisfied or, subject to applicable law, waived, the Merger will not occur or will be delayed and each of Columbia Financial or Northfield Bancorp may lose some or all of the intended benefits of the Merger. The obligations of Columbia Financial, Inc. and Northfield Bancorp to complete the Merger are subject to (i) the approval of the Merger Agreement by the stockholders of each of Columbia Financial and Northfield Bancorp, (ii) the authorization for listing on the Nasdaq Global Select Market of the shares of Columbia Financial, Inc. common stock that will be issued as merger consideration; (iii) the receipt or provision of all non-governmental notices, consents or waivers by non-governmental third parties, except as would not reasonably be expected to have a material adverse effect on Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp; (iv) the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, and the absence of any stop order by the SEC suspending such effectiveness; (v) the receipt of all required regulatory approvals, in each case without the imposition of any materially burdensome regulatory condition; (vi) no order, injunction or decree issued by any court or governmental entity or other legal restraint or prohibition preventing the completion of the Merger or the Bank Merger; (vii) the deposit of cash and certificates representing sufficient shares of Columbia Financial, Inc. common stock sufficient to pay the merger consideration; (viii) approval of the Conversion by the stockholders of Columbia Financial and by the members of Columbia Bank MHC, (ix) the completion of the Conversion; (x) the absence of any event that, individually or in the aggregate, has had or will reasonably be likely to have a material adverse effect on Northfield Bancorp or any of its subsidiaries; (xi) the accuracy of the representations and warranties of Columbia Financial, Inc., Columbia Financial and Northfield Bancorp contained in the Merger Agreement, both as of the date of the Merger Agreement and as of the closing of the Merger, subject to the materiality standards provided for in the Merger Agreement; (xii) the performance in all material respects by each of the Columbia Parties and Northfield Bancorp of their respective obligations, covenants and agreements required to be performed under the Merger Agreement; and (xiii) the receipt by each of the parties of an opinion of legal counsel that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Litigation against Columbia Financial or Northfield Bancorp, or the members of Columbia Financial’s or Northfield Bancorp’s board of directors, could prevent or delay the completion of the Merger.

Columbia Financial stockholders or Northfield Bancorp stockholders may file lawsuits against Columbia Financial, Northfield Bancorp, and/or the boards of directors of either company in connection with the Merger. Such legal proceedings could delay or prevent the Merger from being completed in a timely manner. The existence of litigation related to the Merger could affect the likelihood of obtaining the required regulatory and stockholders’ approvals. Moreover, any litigation could be time-consuming and expensive and could divert the attention of Columbia Financial’s and Northfield Bancorp’s management attention away from their regular business and their focus on a successful integration of the two companies. Any lawsuit adversely resolved against Columbia Financial, Northfield Bancorp or members of their respective boards of directors could have a material adverse effect on each company’s business, financial condition and results of operations.

Moreover, one of the conditions to the completion of the Merger is the absence of any restraining order, injunction or decree issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, and that no governmental authority or regulatory authority of competent jurisdiction shall have enacted, promulgated or enforced any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by the Merger Agreement or making the Merger illegal. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed or any regulatory proceeding and a claimant secures injunctive or other relief or a governmental authority issues an order or other directive restricting, prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement (including the Merger), then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

The unaudited pro forma condensed combined financial information included in this Joint Proxy Statement/Prospectus is preliminary and the actual financial condition and results of operations of the surviving corporation after the Merger may differ materially.

The unaudited pro forma condensed combined financial information in this Joint Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of what the surviving corporation’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Northfield Bancorp identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this Joint Proxy Statement/Prospectus are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of Northfield Bancorp as of the date of the completion of the Merger. Such estimates may also be impacted by, among other things, changes in interest rates before the completion of the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this Joint Proxy Statement/Prospectus. For more information, see “Pro Forma Data.”

Neither of the opinions regarding the fairness, from a financial point of view, of the aggregate merger consideration delivered to the Northfield Bancorp board of directors or the Columbia Financial board of directors prior to the signing of the Merger Agreement reflect any changes in circumstances since the date on which such opinions were delivered.

The opinion, dated January 31, 2026, rendered by Raymond James, financial advisor to Northfield Bancorp, to the Northfield Bancorp board of directors, and the opinion, dated January 31, 2026, rendered by KBW, as financial advisor to Columbia Financial in connection with the Merger, to the Columbia Financial board of directors, were based upon the prospective financial information and other information made available to such financial advisors as of the date of each respective opinion. Neither opinion reflects any changes that may occur or may have occurred after the date on which each opinion was delivered, including changes to the operations and prospects of Northfield Bancorp or Columbia Financial, changes in general market and economic conditions, or other changes which may be beyond the control of Northfield Bancorp and Columbia Financial. Any such changes may alter the relative value of Northfield Bancorp or Columbia Financial or the prices of shares of Northfield Bancorp common stock or Columbia Financial common stock by the time the Merger is completed. The opinions do not speak as of the date the Merger will be completed or as of any date other than the date of each respective opinion. For a description of the opinion that the Northfield Bancorp board of directors received from Northfield Bancorp’s financial advisor, please see “Description of the Merger—Opinion of Northfield Bancorp’s Financial Advisor.” For a description of the opinion that the Columbia Financial board of directors received from Columbia Financial’s financial advisor, please see “Description of the Merger—Opinion of Columbia Financial’s Financial Advisor.”

Risks Related to Columbia Financial’s Lending Activities

Our multifamily and commercial real estate lending practices expose us to increased lending risks and related loan losses.

At December 31, 2025, our multifamily and commercial real estate loan portfolios totaled $4.2 billion, or 50.9% of our total loan portfolio. Our current business strategy is to continue our originations of multifamily and commercial real estate loans. These loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the income stream of the borrowers. These loans involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. Further, we may increase our loans to individual borrowers, which would result in larger loan balances. To the extent that borrowers have more than one multifamily or commercial real estate loan outstanding, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. Moreover, if loans that are collateralized by multifamily or commercial real estate properties become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for credit losses and adversely affect our earnings and financial condition.

Imposition of limits by the bank regulators on commercial and multifamily real estate lending activities could curtail our growth and adversely affect our earnings.

The OCC, the Federal Deposit Insurance Corporation (the “FDIC”) and the Federal Reserve Board (collectively, the “Agencies”) previously issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” (the “CRE Guidance”). Although the CRE Guidance does not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by approximately 50% during the preceding 36 months. The balance of these real estate loans represented 350.9% of Columbia Bank’s total risk-based capital at December 31, 2025, and our commercial real estate loan portfolio increased by 4.5% during the preceding 36 months.

In 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the “2015 Statement”). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the OCC, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, for reasons noted above or otherwise, our earnings would be adversely affected.

Following completion of the Merger, on a pro forma basis, at December 31, 2025, commercial real estate loans would represent approximately 269% and 212% of Columbia Bank’s total risk-based capital at the adjusted minimum and midpoint of the offering range, respectively.

Our origination of construction loans exposes us to increased lending risks.

We originate commercial construction loans, including speculative construction loans, primarily to professional builders for the construction and acquisition of personal residences, apartment buildings, retail, industrial/warehouse, office buildings and special purpose facilities. Speculative construction loans are loans made to builders who have not identified a buyer for the completed property at the time of loan origination. At December 31, 2025, $469.4 million, or 5.7%, of our loan portfolio, consisted of construction loans, of which $218.4 million or 46.5% consisted of speculative construction loans. In addition, we originate residential construction loans primarily on a construction-to-permanent basis with such loans converting to an amortizing loan following the completion of the construction phase. Our construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. In addition, with respect to speculative construction loans, repayment often depends on the successful construction or development and ultimate sale of the property and, possibly, unrelated cash needs of the borrowers. Further, construction costs may exceed original estimates as a result of increased materials, labor or other costs. Construction loans also often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness.

Our concentration of residential mortgage loans exposes us to increased lending risks.

At December 31, 2025, $2.6 billion or 31.0%, of our loan portfolio was secured by one-to-four family real estate, a significant majority of which is located in the State of New Jersey, and to a lesser extent New York and Pennsylvania. One-to-four family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values as a result of a downturn in the local housing market or in the markets in neighboring states in which we originate residential mortgage loans could reduce the value of the real estate collateral securing these types of loans. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Our commercial business lending activities expose us to additional lending risks.

We make commercial business loans in our market area to a variety of professionals, sole proprietorships, partnerships and corporations. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise, may fluctuate in value and may depend on the borrower’s ability to collect receivables. We have increased our focus on commercial business lending in recent years and intend to continue to focus on this type of lending in the future.

If our allowance for credit losses is not sufficient to cover actual loan losses, our results of operations would be negatively affected.

In determining the amount of the allowance for credit losses, we evaluate loans individually and establish credit loss allowances for specifically identified impairments. For loans not individually analyzed, we estimate losses and establish reserves based on reasonable and supportable forecasts and adjustments for qualitative factors. If the assumptions used in our calculated methodology are inaccurate, our allowance of credit losses may not be sufficient to cover losses inherent in our loan portfolio, which may require additions to our allowance and may decrease our net income. Our emphasis on commercial loan growth and on increasing our portfolio, as well as any future credit deterioration, will require us to increase our allowance further in the future.

In addition, our banking regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses. Any increase in our allowance for credit losses or loan charge-offs as required by regulatory authorities may have a material adverse effect on our results of operations and financial condition.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the New Jersey and metropolitan New York and Philadelphia economies.

While there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is comprised of loans secured by property located throughout New Jersey and in metropolitan New York and Philadelphia. In addition, following the completion of our merger with Northfield Bancorp, a significant portion of the combined company’s loan portfolio will also be comprised of loans secured by property located in Staten Island and Brooklyn. This makes us vulnerable to a downturn in the regional economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in regional real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in regional economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for credit losses, which in turn could necessitate an increase in our provision for credit losses and a resulting reduction to our earnings and capital.

Economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and securities, and our ongoing operations, costs and profitability. Further, declines in real estate values and sales volumes and elevated unemployment levels may result in higher loan delinquencies, increases in our non-performing and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations. Reduction in problem assets can be slow, and the process can be exacerbated by the condition of the properties securing non-performing loans and lengthy foreclosure processes. To the extent that we must work through the resolution of assets, economic problems may cause us to incur losses and adversely affect our capital, liquidity, and financial condition.

Northfield Bancorp’s New York multifamily loan portfolio may continue to be adversely affected by changes in legislation or regulation.

At the effective time of the Merger, we will acquire Northfield Bancorp and its loan portfolio. At December 31, 2025, Northfield Bancorp had approximately $418.8 million of New York multifamily loans that have some form of rent stabilization or rent control. Pro forma for the Merger, this portfolio will initially represent 3.5% of our total loan portfolio. In 2019, the New York State legislature passed the Housing Stability and Tenant Protection Act of 2019, impacting about one million rent regulated apartment units. Among other things, the legislation: (i) curtails rent increases from material capital improvements and individual apartment improvements; (ii) all but eliminates the ability for apartments to exit rent regulation; (iii) does away with vacancy decontrol and high-income deregulation; and (iv) repealed the 20% vacancy bonus. This legislation generally limits a landlord’s ability to increase rents on rent-regulated apartments and makes it more difficult to convert rent regulated apartments to market rate apartments. For example, the New York City Rent Guidelines Board established that on certain apartments, for a one-year lease beginning on or after September 30, 2024, the maximum rent increase is 3.0%, even when the overall inflation rate has increased at a higher rate.

The recent election of Zohran Mamdani as Mayor of New York City introduces potential policy changes that could affect the city’s multifamily housing market. The administration has expressed support for rent freezes and expanded tenant protections, which, if enacted, may reduce rental income and property values across multifamily properties. These market dynamics could adversely impact the credit quality of our borrowers. Lower property cash flows may impair borrowers’ ability to service existing debt. In addition, a sustained decline in collateral values could elevate loan-to-value ratios and reduce recovery prospects in the event of foreclosure.

Risks Related to Columbia Financial’s Growth Strategies

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets and deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available, or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and that require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening new branches or deploying new services.

We are subject to certain risks in connection with our strategy of growing through mergers and acquisitions.

Mergers and acquisitions are currently a component of our business model and growth strategy. Since 2019, we have acquired Atlantic Stewardship Bank, Roselle Bank, Freehold Bank and RSI Bank. It is possible that we could acquire other banking institutions following our acquisition of Northfield Bancorp, other financial services companies or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, stockholder approvals. Our inability to engage in an acquisition or merger for any of these reasons could have an adverse impact on the implementation of our business strategies. Furthermore, mergers and acquisitions involve a number of risks and challenges, including (1) our ability to achieve planned synergies and to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations; (2) the integration process could adversely affect our ability to maintain relationships with existing customers; (3) the diversion of management’s attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial results and (4) our ability to identify potential asset quality issues or contingent liabilities during the due diligence process.

We may be required to write down goodwill and other acquisition-related identifiable intangible assets.

When we acquire a business, a portion of the purchase price of the acquisition typically is allocated to goodwill and other identifiable intangible assets. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired determines the amount of the purchase price that is allocated to goodwill acquired. As of December 31, 2025, goodwill and other identifiable intangible assets were $117.7 million. Under current accounting guidance, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these assets. We conduct an annual review to determine whether goodwill and other identifiable intangible assets are impaired. We conduct a quarterly review for indicators of impairment of goodwill and other identifiable intangible assets. Our management recently completed these reviews and concluded that no impairment charge was necessary for the year ended December 31, 2025. We cannot provide assurance whether we will be required to take an impairment charge in the future. Any impairment charge would have a negative effect on our stockholders’ equity and financial results and may cause a decline in our stock price.

Risks Related to Columbia Financial’s Business and Industry Generally

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Changes in interest rates or the shape of the yield curve may hurt our profits and asset values and our strategies for managing interest rate risk may not be effective.

We are subject to significant interest rate risk as a financial institution with a high percentage of fixed rate loans and certificates of deposit on our balance sheet. Our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted-average yield earned on our interest-earning assets and the weighted-average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) our ability to originate loans; (2) the value of our interest-earning assets and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay their loans, particularly adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control.

The fair value of our investments has declined materially in the past and could decline further due to a variety of factors.

Most of our investment securities portfolio is designated as available-for-sale. Accordingly, unrealized gains and losses, net of tax, in the estimated fair value of the available-for-sale portfolio is recorded as other comprehensive income, a separate component of stockholders’ equity. Due to increases in interest rates in 2022 and 2023, the fair value of our investment portfolio declined, causing a corresponding decline in stockholders’ equity. Future increases in interest rates could lead to a corresponding decline in stockholders’ equity. Management believes that several factors will affect the fair values of the investment portfolio, including, but not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve. In addition, any adverse development in the factors used to assess credit related impairment could require us to recognize an impairment in the value of our investment securities portfolio, which could have an adverse effect on our results of operations in future periods

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive and destabilizing deposit outflows.

In 2023, Silicon Valley Bank and Signature Bank experienced large deposit outflows coupled with insufficient liquidity to meet withdrawal demands, resulting in the institutions being placed into Federal Deposit Insurance Corporation (“FDIC”) receivership. Additionally, in 2023, First Republic Bank experienced similar circumstances which resulted in the institution being placed in FDIC receivership. In the aftermath of these events, there has been substantial market disruption and concerns that diminished depositor confidence could spread across the banking industry, leading to deposit outflows that could destabilize other institutions. To strengthen public confidence in the banking system, the FDIC took action to protect funds held in uninsured deposit accounts at Silicon Valley Bank and Signature Bank following the placement of those institutions into receivership. However, the FDIC has not committed to protecting uninsured deposits in other institutions that experience outsized withdrawal demands. At December 31, 2025, the aggregate amount of our uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $3.3 billion. This amount included municipal deposits of $944.6 million, which are collateralized, and intercompany deposits of $42.6 million. At December 31, 2025, we had approximately $3.1 billion in available liquidity, including $340.8 million in cash and cash equivalents, which was sufficient to cover the majority of our uninsured deposits. Notwithstanding our significant liquidity, large deposit outflows could adversely affect our financial condition and results of operations and could result in the closure of Columbia Bank. Furthermore, the recent bank failures may result in strengthening of capital and liquidity rules which, if the revised rules apply to us, could adversely affect our financial condition and results of operations.

Municipal deposits are an important source of funds for us and a reduced level of such deposits may hurt our profits.

Municipal deposits are an important source of funds for our lending and investment activities. At December 31, 2025, $1.0 billion, or 11.6% of our total deposits were comprised of municipal deposits, including public funds deposits from local government entities primarily domiciled in the State of New Jersey. Given our use of these high-average balance municipal deposits as a source of funds, our inability to retain such funds could have an adverse effect on our liquidity. In addition, our municipal deposits are primarily demand deposit accounts or short-term deposits and therefore are more sensitive to changes in interest rates. If we are forced to pay higher rates on our municipal deposits to retain those funds, or if we are unable to retain those funds and we are forced to turn to borrowing sources for our lending and investment activities, the interest expense associated with such borrowings may be higher than the rates we are paying on our municipal deposits, which could adversely affect our net income. On a pro forma basis, following our acquisition of Northfield Bancorp, our combined municipal deposits would be $2.0 billion, or approximately 16.1% of our total deposits, at December 31, 2025.

We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

Our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities.

Security breaches and cybersecurity threats could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations.

While we have established policies and procedures to prevent or limit the impact of cyber attacks, there can be no assurance that such events will not occur or will be adequately addressed if they do. In addition, we also outsource certain cybersecurity functions, such as penetration testing to third party service providers, and the failure of these service providers to adequately perform such functions could increase our exposure to security breaches and cybersecurity threats. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other malicious code and cyber attacks that could have an impact on information security. Any such breach or attacks could compromise our networks and the information stored could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our financial condition and results of operations.

We must keep pace with technological change to remain competitive.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available, as well as related essential personnel. In addition, technology has lowered barriers to entry into the financial services market and made it possible for financial technology companies and other non-bank entities to offer financial products and services traditionally provided by banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Our business may be materially affected by the emergence of disruptive new technologies or approaches enabled by the rapid pace of innovation unfolding in the artificial intelligence space.

The safe and responsible integration of artificial intelligence, or “AI,” functionality as it rapidly evolves presents emerging ethical and legal challenges, and the use of such technologies may result in diminished brand trust and reputational harm. As with many innovations, AI presents risks and challenges that could significantly disrupt our business model. In addition, the use of AI by bad actors presents increasingly complex and sophisticated security threats to our confidential customer and employee data as well as confidential data of our company, and we must make additional efforts to maintain network security.

The regulatory landscape surrounding AI technologies is evolving, and the ways in which these technologies will be regulated by governmental authorities, self-regulatory institutions, or other regulatory authorities remains uncertain and may be inconsistent from jurisdiction to jurisdiction. Certain jurisdictions in which we operate are considering or have proposed or enacted legislation and policies regulating AI and non-personal data. Such regulations may result in operational costs to modify, maintain, or align our business practices, or constrain our ability to develop, deploy, or maintain these technologies.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or outside persons, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulations, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Although our control testing has not identified any significant deficiencies in our internal control system, a breakdown in our internal control system, improper operation of our systems or improper employee actions could result in material financial loss to us, the imposition of regulatory action, and damage to our reputation.

The building of market share through our branch office strategy, and our ability to achieve profitability on new branch offices, may increase our expenses and negatively affect our earnings.

We believe there are branch expansion opportunities within our market area and adjacent markets, including other states, and we will seek to grow our deposit base by adding branches to our existing branch network. There are considerable costs involved in opening branch offices, especially in light of the capabilities needed to compete in today’s environment. Moreover, new branch offices generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, new branch offices could negatively impact our earnings and may do so for some period of time. Our investments in products and services, and the related personnel required to implement new policies and procedures, take time to earn returns and can be expected to negatively impact our earnings for the foreseeable future. The profitability of our expansion strategy will depend on whether the income that we generate from the new branch offices will offset the increased expenses resulting from operating these branch offices.

Strong competition within our market area could hurt our profits and slow growth.

Our profitability depends upon our continued ability to compete successfully in our market area. We face intense competition both in making loans and attracting deposits. We continue to face stiff competition for one-to-four family residential loans from other financial service providers, including large national residential lenders and local community banks. Other competitors for one-to-four family residential loans include credit unions and mortgage brokers which keep overhead costs and mortgage rates down by selling loans and not holding or servicing them. Our competitors for commercial real estate and multifamily loans include other community banks, commercial lenders and insurance companies, some of which are larger than us and have greater resources and lending limits than we have and offer services that we do not provide, along with government agencies such as the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association (“Fannie Mae”) and the Government National Mortgage Association (“Ginnie Mae”). Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to remain strong in the future.

In addition, competition with non-banks, including technology companies, to provide financial products and services is intensifying. In particular, the activity of fintechs has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. Federal and state bank regulatory agencies have demonstrated a willingness to charter non-traditional bank charter applicants, such as fintechs, which increases competition in the industry. In addition, other fintechs, through commercials relationships with existing banks, in effect offer deposit products to their customers under current and proposed interagency guidelines on third-party relationships. In addition to fintechs, the large technology companies have begun to make efforts toward providing financial services directly to their customers and are expected to continue to explore new ways to do so. Many of these companies, including our competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical locations and regulatory compliance costs. Some of these companies also have greater resources to invest in technological improvements than we currently have.

Acts of terrorism and other external events could impact our ability to conduct business.

Financial institutions have been and continue to be targets of terrorist threats aimed at compromising operating and communication systems. Additionally, the metropolitan New York area and northern New Jersey remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. The occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Climate change, severe weather, global pandemics, natural disasters, and other external events could significantly impact our business.

Natural disasters, including severe weather events, global pandemics, and other adverse external events could have a significant impact on our ability to conduct business or upon third parties who perform operational services for us. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in lost revenue, or cause us to incur additional expenses.

Rapidly evolving economic, social and political conditions or civil unrest in the United States, may affect the markets in which we operate, our customers, our ability to provide customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption or destruction in the markets in which we operate, regardless of cause, including tariffs, government shutdowns, war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including storms, or other events beyond our control. Such events can increase levels of political and economic unpredictability, result in property damage and business closures within our markets and increase the volatility of the financial markets. Any of these effects could have a material and adverse impact on our business and results of operations. These events also pose significant risks to Columbia Financial’s personnel and to physical facilities, transportation and operations, which could materially adversely affect Columbia Financial’s financial results.

Regulation of the financial services industry is intense, and we may be adversely affected by changes in laws and regulations.

We are subject to extensive government regulation, supervision and examination. Such regulation, supervision and examination govern the activities in which we may engage and are intended primarily for the protection of the federal deposit insurance fund and Columbia Bank’s depositors. Any future legislative or regulatory changes could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices and potentially expose us to additional costs, liabilities, enforcement action and reputational risk. Federal regulatory agencies also have the ability to take strong supervisory actions against financial institutions that have experienced increased loan production and losses and other underwriting weaknesses or have compliance weaknesses. These actions include entering into formal or informal written agreements and cease and desist orders that place certain limitations on their operations, and/or they can impose fines. If we were to become subject to a regulatory action, such action could negatively impact our ability to execute our business plan, and result in operational restrictions, as well as our ability to grow, pay dividends, repurchase stock or engage in mergers and acquisitions. See “—Regulation and Supervision — Federal Banking Regulations-Capital Requirements” for a discussion of regulatory capital requirements.

We may be unable to disclose some regulatory restrictions or limitations on our operations imposed by our regulators, even if material to our business.

As part of our regular examination process, our regulators may advise us to operate under various restrictions as a prudential matter. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any such nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may not be able to publicly disclose these matters, even if material to our business.

As a larger financial institution, we are subject to additional regulation and increased supervision.

Columbia Financial’s assets totaled $11.0 billion as of December 31, 2025. Financial institutions with assets in excess of $10 billion are subject to requirements imposed by the Dodd-Frank Act and its implementing regulations including being subject to the examination authority of the Consumer Financial Protection Bureau to assess our compliance with federal consumer financial laws, the imposition of higher FDIC premiums, reduced debit card interchange fees, and enhanced risk management frameworks, all of which increase operating costs and reduce earnings. We have been subject to such requirements since 2022.

As we continue to grow in size through our acquisition of Northfield Bancorp and through organic growth, we can expect greater regulatory scrutiny and expectations requiring us to invest significant management attention and make additional investments in staff and other resources to comply with applicable regulatory expectations. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations may have on us, these changes could be material. The increased regulatory costs resulting from Columbia Financial being a larger financial institution may negatively impact Columbia Financial’s revenue and earnings.

Changes resulting from updated regulations and laws could include increased regulatory oversight, higher capital requirements or changes in the way regulatory capital is calculated, and the impositions of additional restrictions through regulatory changes or supervisory or enforcement activities, each of which could have a material impact on our business.

We face significant legal risks, both from regulatory investigations and proceedings, and from potential private actions brought against us.

As a financial services company, many aspects of our business involve substantial risk of legal liability. From time to time, customers and others make claims and take legal action pertaining to the performance of our responsibilities. In addition, at any given time, we are involved in a number of legal and regulatory examinations and investigations as a part of reviews conducted by regulators and other parties, which may involve banking, securities, consumer protection, employment, tort, and numerous other laws and regulations. Whether customer claims or legal and/or regulatory action related to the performance of our responsibilities are founded or unfounded, they may result in significant expenses, attention from management and financial liability, even if they are resolved in a manner favorable to us. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. There is no assurance that litigation with private parties will not increase in the future. In addition, regulatory actions or investigations may result in judgments, settlements, fines, penalties or other results adverse to us, which could materially adversely affect our business, financial condition or results of operations, or cause reputational harm to us.

Our ability to manage reputational risk is critical to attracting and maintaining customers, investors and employees and to the success of our business, and the failure to do so may materially adversely affect our performance.

As a bank with strong local and community relationships, our reputation is a valuable component of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities in our market area. We strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or by events beyond our control, our business and operating results may be adversely affected.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, the perception of unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity breaches and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, all of which could adversely affect our operating results.

Social media may exacerbate the risk of negative publicity, including by amplifying and accelerating the dissemination of rumors and disinformation. The Financial Stability Board, an international body that monitors and makes recommendations about the global financial system, released a report in October 2024 acknowledging the potential for social media to facilitate or accelerate deposit runs through the propagation of information, including rumors or false information. In its report, the Financial Stability Board noted that the repetition of information in social media, which users experience through the re-posting or liking of other individuals’ posts, can reinforce a message and may make the message more believable.

We are subject to environmental, social and governance risks that could adversely affect our reputation and the trading price of our common stock.

We are subject to a variety of environmental, social and governance risks that arise out of the set of concerns that together comprise what have become commonly known as “ESG matters.” Risks arising from ESG matters may adversely affect, among other things, our reputation and the trading price of our common stock.

We have multiple stakeholders, among them stockholders, customers, employees, federal and state regulatory authorities, and political entities. Often those stakeholders have differing, and sometimes conflicting, priorities and expectations regarding ESG issues. In addition, certain federal and state laws and regulations related to ESG issues may include provisions that conflict with other laws and regulations, which may increase our costs or limit our ability to conduct business in certain jurisdictions. For example, there is an increasing number of state-level anti-ESG initiatives in the U.S. that may conflict with other regulatory requirements or our various stakeholders’ expectations. In addition, beginning in 2025, corporate diversity, equity and inclusion practices have come under increasing scrutiny and the current Administration issued a number of executive orders, including orders focused on affirmative action programs of federal contractors, which indicate increased scrutiny of diversity, equity and inclusion initiatives at private, non-governmental entities, including publicly traded companies.

The federal executive branch agencies are expected to continue their focus on such programs and policies, including to further define what may constitute an “illegal” program or policy. Such divergent, sometimes conflicting views on ESG-related matters increase the risk that any action or lack thereof by us on such matters will be perceived negatively by some stakeholders. Failing to comply with expectations and standards from investors, customers, regulators, policymakers and other stakeholders regarding ESG-related issues, or taking action in conflict with one or another of those stakeholders’ expectations, could also lead to loss of business, adverse publicity, an adverse impact on our reputation, customer complaints, or public protests.

Any adverse publicity or adverse impact on our reputation in connection with ESG, any shifts in investing priorities among investors, or any loss of business resulting from any of the foregoing, may result in adverse effects on the trading price of our common stock and/or our business, operations and earnings.

Risks Related to the Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to material change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new federal and/or state laws and regulations, investor perceptions of Columbia Financial, Inc., our success after the Merger in integrating the business of Northfield Bancorp, and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Various factors may have an adverse effect on our financial performance.

We intend to contribute 50% of the net proceeds from the offering to Columbia Bank’s capital. The remaining net proceeds from the offering will be used in part to fund a loan to employee stock ownership plan to finance its purchase of shares in the offering (or possibly, after the offering, in open market purchases), approximately $179.1 million will be used to finance the cash portion of the merger consideration at the midpoint of the offering range, and the balance will be retained by Columbia Financial, Inc. We may use the remaining net proceeds to invest in short-term investments and for general corporate purposes, including, subject to regulatory limitations, the repurchase of shares of common stock and the payment of dividends. Columbia Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. Except as noted in this Joint Proxy Statement/Prospectus we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long we will be required to reinvest the net proceeds. Our failure to utilize these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity may be low following the offering, which could negatively affect the trading price of our shares of common stock.

Net income divided by average stockholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity may be low until we are able to leverage the additional capital we receive from the offering. Our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to adopt after the offering. Until we can increase our net interest income and non-interest income, achieve cost efficiency in the Merger and leverage the capital raised in the offering, we expect our return on equity to be low, which may reduce the market price of our shares of common stock.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the Conversion and the offering, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the new stock-based benefit plans. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted under the plans, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. In the event we adopt stock-based benefit plans within 12 months following the Conversion, the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under such plans would be limited to 2.45% and 6.20%, respectively, of the total shares of our common stock sold in the offering. If we award restricted shares of common stock or grant options in excess of these amounts under stock-based benefit plans adopted more than 12 months after the completion of the Conversion, our costs would increase further.

In addition, we will recognize compensation expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize compensation expense for restricted stock awards and stock options over the vesting period of awards made to recipients. We anticipate that in the first full fiscal year following the offering, our incremental compensation expense for employee stock ownership plan (“ESOP”) shares purchased in the offering and for our new stock-based benefit plans will significantly increase our overall compensation expense as compared to 2025. For further discussion of our proposed stock-based plans, please refer to the section of this Joint Proxy Statement/ Prospectus titled “Executive and Director Compensation—Benefits to be Considered Following Completion of the Offering.”

The implementation of stock-based benefit plans may dilute your ownership interest.

One or more new stock-based benefit plans that we adopt following the offering may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. Although our intention is to fund the new stock-based benefit plans through open market purchases, stockholders would experience a 5.16% dilution in ownership interest at the maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in amounts equal to 6.20% and 2.45%, respectively, of the shares sold in the offering. In the event we adopt the plans more than 12 months following the Conversion, new stock-based benefit plans would not be subject to these limitations, and stockholders could experience greater dilution.

Although the implementation of new stock-based benefit plans would be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by banks and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more new stock-based benefit plans. Stock-based benefit plans adopted more than 12 months following the completion of the Conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

We currently expect that the number of shares available for grants of common stock and stock options will not exceed 2.45% and 6.20%, respectively, of the number of shares of common stock sold in the offering, regardless of when those plans are adopted. If, however, we adopt stock-based benefit plans more than 12 months following the completion of the offering, we would be permitted under applicable regulations to adopt equity plans under which we could grant shares of common stock or stock options exceeding these amounts. If we adopt stock-based benefit plans that provide for awards in excess of these amounts, our expenses associated with those plans would exceed the amounts estimated in the section of this Joint Proxy Statement/Prospectus titled “Pro Forma Data.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in the section of this Joint Proxy Statement/Prospectus titled “Executive and Director Compensation — Benefits to be Considered Following Completion of the Offering.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of incorporation and bylaws and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Columbia Financial, Inc. without our board of directors’ approval. Under regulations applicable to the Conversion, for a period of three years following completion of the Conversion, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without the prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must obtain the approval of the Federal Reserve Board before acquiring control of a savings and loan company. There are also provisions in our articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors, including through our employee stock ownership plan, and other factors may make it more difficult for companies or persons to acquire control of Columbia Financial, Inc. without the consent of our board of directors. Taken as a whole, these statutory provisions and provisions in our articles of incorporation and bylaws could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of Columbia Financial, Inc.”

Our bylaws provide that, subject to limited exceptions, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

The bylaws of Columbia Financial, Inc. provide that, unless Columbia Financial, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Columbia Financial, Inc. (ii) any action asserting a claim of breach of a fiduciary duty owed to Columbia Financial, Inc.’s or Columbia Financial, Inc.’s stockholders, by any director, officer or other employee of Columbia Financial, Inc. (iii) any action asserting a claim arising pursuant to any provision of Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Maryland. This exclusive forum provision does not apply to claims arising under the federal securities laws. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it believes is more favorable for disputes with Columbia Financial, Inc. and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

The market price of our stock value may be negatively affected by applicable regulations that restrict stock repurchases by Columbia Financial, Inc.

Applicable regulations restrict us from repurchasing our shares of common stock during the first year following the offering except to fund the grants of restricted stock under the stock-based incentive plan or unless extraordinary circumstances exist and may limit us from repurchasing our shares of common stock during the first three years following the offering. Stock repurchases are a capital management tool that can enhance the value of a company’s stock, and our inability to repurchase our shares of common stock during the first year following the offering and any limitations on our ability to repurchase our shares of common stock during the first three years following the offering may negatively affect our stock price.

You may not revoke your decision to purchase shares of Columbia Financial, Inc. common stock in the subscription or community offerings after you send us your order.

Funds submitted or withdrawals authorized in connection with the purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the offering, including any extension of the expiration date. Because completion of the offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, among other factors, there may be one or more delays in completing the offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, significantly modified, or extended beyond July 31, 2026, or the number of shares to be sold in the offering is increased to more than 192,625,000 shares or decreased to fewer than 142,375,000 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors and certain borrowers of Columbia Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received a letter from RP Financial, our independent appraiser, which states its belief, without having undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service, that as a factual matter the subscription rights will have no ascertainable market value; however, such letter is not binding on the Internal Revenue Service.

Risks Related to Tax Matters

Recent rulings from the U.S. Supreme Court could result in material changes to U.S. federal income tax regulatory authority and administrative interpretations of established rules.

The Supreme Court’s decision in Loper Bright Enterprises v. Raimondo could significantly impact the U.S. Treasury Department’s (“Treasury”) and Internal Revenue Service’s (“IRS”) authority to interpret the Code and issue tax regulations. This may affect: (i) the validity and enforceability of existing Treasury Regulations, particularly where Congressional authorization is not explicit; (ii) the deference courts give to IRS interpretations, revenue rulings, notices, and other administrative guidance; (iii) treatment of tax positions previously taken based on Treasury Regulations or IRS guidance; (iv) the IRS’s ability to adopt new interpretations or create new rules without specific statutory authorization; (v) the continued validity of tax planning strategies that rely on Treasury Regulations; and (vi) the level of certainty available through IRS private letter rulings and other administrative determinations. Any judicial reexamination of Treasury and IRS authority could result in increased tax uncertainty and compliance costs, the need to reevaluate and potentially restructure existing arrangements, greater risk of challenge to tax positions based on regulatory interpretations, reduced availability of administrative guidance and different courts reaching inconsistent conclusions about regulatory validity. Any such change could materially affect the intended U.S. federal income tax treatment of the Conversion or the Merger.

Risks Related to the Conversion Share Exchange

The market value of Columbia Financial, Inc. common stock received in the Conversion share exchange may be less than the market value of Columbia Financial common stock exchanged.

The number of shares of Columbia Financial, Inc. common stock you receive in the Conversion will be based on the Conversion Exchange Ratio that will be determined as of the date of completion of the Conversion and offering. The

Conversion Exchange Ratio will be based on the percentage of Columbia Financial common stock held by the public before the completion of the conversion and offering, the Final Independent Valuation of Columbia Financial, Inc. common stock prepared by RP Financial, LC., which will take into consideration the Merger with Northfield Bancorp, and the number of shares of common stock sold in the Conversion offering. The Conversion Exchange Ratio will ensure that existing public stockholders of Columbia Financial common stock will own approximately the same percentage of Columbia Financial, Inc. common stock after the conversion and offering as they owned of Columbia Financial common stock immediately before the completion of the Conversion and offering, exclusive of the effect of their purchase of additional shares in the Conversion offering and the receipt of cash in lieu of fractional shares. The Conversion Exchange Ratio will not depend on the market price of Columbia Financial common stock.

The exchange ratio ranges from a minimum of 1.8729 to a maximum of 2.5340 shares of Columbia Financial, Inc. common stock per share of Columbia Financial common stock. Shares of Columbia Financial, Inc. common stock issued in the share exchange will have an initial value of  $10.00 per share. Depending on the Conversion Exchange Ratio and the market value of Columbia Financial common stock at the time of the exchange, the initial market value of the Columbia Financial, Inc. common stock that you receive in the share exchange could be less than the market value of the Columbia Financial common stock that you currently own. See “Description of the Conversion—Share Exchange Ratio for Current Stockholders.”

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Joint Proxy Statement/Prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and securities portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among other things, the following factors:

•	failure to complete the Conversion;

•	failure to successfully integrate our business with that of Northfield Bancorp, or to integrate them in a timely manner;

•	failure to achieve anticipated cost savings, or to achieve cost savings in a timely manner;

•	costs, customer loss and business disruption in connection with the acquisition or the integration of our companies that may be greater than expected;

•	failure to receive governmental approvals without adverse regulatory conditions;

•	failure to obtain required stockholder and member approvals;

•	general economic conditions, either nationally or in our market area, that are worse than expected, including recessionary conditions;

•	changes in the interest rate environment that reduce our net interest margin, reduce the fair value of financial instruments or reduce the demand for our loan products;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	changes in the quality and composition of our loan or securities portfolios;

•	changes in real estate market values in our market area;

•	decreased demand for loan products, deposit flows, competition, or demand for financial services in our market area;

•

major catastrophes such as earthquakes, floods or other natural or human disasters and pandemics and infectious disease outbreaks, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on us and our customers and other constituencies;

•

legislative or regulatory changes that adversely affect our business or changes in the monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	the effect of the imposition of tariffs and any retaliatory responses;

•	the impact of any federal government shutdowns;

•	the effect of war, terrorism, riots, civil insurrection or social unrest, or other events beyond our control;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to grow our franchise through acquisitions and to successfully integrate any acquired entities;

•

technological changes that may be more difficult or expensive than expected, and our inability to respond to emerging technological trends in a timely manner could have a negative impact on our revenue;

•	success or consummation of new business initiatives may be more difficult or expensive than expected;

•	adverse changes in the securities markets;

•	cyber attacks, computer viruses and other technological risks that may breach the security of our systems and allow unauthorized access to confidential information;

•	the inability of third party service providers to perform;

•	the impact of legal, judicial and regulatory proceedings or investigations, and

•

changes in accounting policies and practices, as may be adopted by bank regulatory agencies or the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission.

Any of the forward-looking statements that we make in this Joint Proxy Statement/Prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statements can be guaranteed. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Further information on other factors that could affect us are included in the section captioned “Risk Factors.”

ANNUAL MEETING OF COLUMBIA FINANCIAL STOCKHOLDERS

This document is being provided to holders of Columbia Financial common stock as Columbia Financial’s proxy statement in connection with the solicitation of proxies by and on behalf of Columbia Financial’s board of directors to be voted at the Columbia Financial Annual Meeting and at any adjournment or postponement of the Columbia Financial Annual Meeting.

Date, Time and Place of Meeting

The Columbia Financial Annual Meeting will be held on June 25, 2026 at www.virtualshareholdermeeting.com/CLBK2026 at 10:00 a.m., Eastern time.

Purpose of the Meeting

At the Columbia Financial Annual Meeting, Columbia Financial’s stockholders will be asked to consider and vote on the following matters:

•	The Columbia Conversion Proposal;

•	The Columbia Merger Proposal;

•	The Columbia Super-Majority Proposal;

•	The Columbia 10% Beneficial Owner Proposal;

•	The Columbia Director Election Proposal;

•	The Columbia Auditor Ratification Proposal;

•	The Columbia Say-on-Pay Proposal;

•	The Columbia Say-on-Pay Frequency Proposal; and

•	The Columbia Adjournment Proposal.

Who Can Vote at the Meeting

The holders of record of Columbia Financial common stock at the close of business on April 30, 2026, which is the date the Columbia Financial board of directors has fixed as the record date for the Columbia Financial Annual Meeting (the “Columbia Financial record date”) are entitled to vote at the Columbia Financial Annual Meeting.

Columbia Financial stockholders are entitled to one vote for each share of Columbia Financial common stock held as of the Columbia Financial record date. As of the close of business on the Columbia Financial record date, there were 104,142,951 outstanding shares of Columbia Financial common stock, including 76,016,524 shares held by Columbia Bank MHC.

The certificate of incorporation of Columbia Financial provides that record holders of Columbia Financial’s common stock who beneficially own, either directly or indirectly, in excess of 10% of Columbia Financial’s outstanding shares are not entitled to any vote with respect to those shares held in excess of the 10% limit. This provision does not apply to shares held by Columbia Bank MHC.

How to Vote

You may vote in person or by proxy at the Columbia Financial Annual Meeting. To ensure your representation at the Columbia Financial Annual Meeting, Columbia Financial recommends that you vote by proxy even if you plan to attend the Columbia Financial Annual Meeting. You can always change your vote at the Columbia Financial Annual Meeting.

If you are a “stockholder of record,” you can vote your shares:

•

By Internet: You may vote via the Internet by following the instructions on your proxy card. The website for Internet voting is printed on your proxy card. Please have your proxy card in hand. Internet voting is available 24 hours per day until 11:59 p.m., Eastern time, on June 24, 2026 for shares held directly and 11:59 p.m., Eastern time, on June 18, 2026 for shares held in a plan. You will receive a series of instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card.

•

By Telephone: You may vote by telephone by calling the toll-free number listed on your proxy card. Telephone voting is available 24 hours per day until 11:59 p.m., Eastern time, on June 24, 2026 for shares held directly and 11:59 p.m., Eastern time, on June 18, 2026 for shares held in a plan. When you call, please have your proxy card in hand. You will receive a series of voice instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.

•	By Mail: If you would like to vote by mail, upon receipt of the proxy card, please mark, sign and date your proxy card and return it promptly, in the postage-paid envelope provided.

•

At the Annual Meeting: If you are a stockholder of record and attend the Columbia Financial Annual Meeting, you may vote at the Columbia Financial Annual Meeting at the designated time during the meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the Internet or by telephone.

Columbia Financial stockholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote virtually at the Columbia Financial Annual Meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the Columbia Financial Annual Meeting.

If you are a holder of record of Columbia Financial common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the holder of record of your shares of Columbia Financial common stock and submit your proxy without specifying a voting instruction, your shares of Columbia Financial common stock will be voted “FOR” the Columbia Conversion Proposal, “FOR” the Columbia Merger Proposal, “FOR” the Columbia Super-Majority Proposal, “FOR” the Columbia 10% Beneficial Owner Proposal, “FOR” the Columbia Director Election Proposal, “FOR” the Columbia Auditor Ratification Proposal, “FOR” the Columbia Say-on-Pay Proposal, for “ONE YEAR” for the Columbia Say-on-Pay Frequency Proposal and “FOR” the Columbia Adjournment Proposal. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

Quorum

The presence, in person or by proxy, of holders of a majority of all of the shares of Columbia Financial common stock entitled to vote at the Columbia Financial Annual Meeting constitute a quorum for the transaction of business at the Columbia Financial Annual Meeting. Each share of common stock entitled to vote on the record date is entitled to one vote on each matter properly submitted at the Columbia Financial Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present for the transaction of business at the Columbia Financial Annual Meeting.

Vote Required

•

Approval of the Columbia Conversion Proposal requires the affirmative vote of (i) two-thirds of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, including shares held by Columbia Bank MHC, and (ii) a majority of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, excluding shares held by Columbia Bank MHC.

•

Approval of the Columbia Merger Proposal requires the affirmative vote of (i) two-thirds of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, including shares held by Columbia Bank MHC, and (ii) a majority of the outstanding shares of Columbia Financial common stock entitled to vote on the proposal, excluding shares held by Columbia Bank MHC.

•	Approval of the non-binding, advisory Columbia Super-Majority Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting.

•	Approval of the non-binding, advisory Columbia 10% Beneficial Owner Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting.

•	Columbia Financial directors will be elected by a plurality of the votes cast at the Columbia Financial Annual Meeting.

•	Approval of the Columbia Auditor Ratification Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting.

•	Approval of the non-binding, advisory Columbia Say-on-Pay Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting.

•

The non-binding, advisory Columbia Say-on-Pay Frequency Proposal will be decided by the vote of a majority of the votes cast at the Columbia Financial Annual Meeting. Stockholders may vote for the frequency of “ONE YEAR,” “TWO YEARS,” or “THREE YEARS” or may “ABSTAIN.”

•	Approval of the Columbia Adjournment Proposal requires the affirmative vote of majority of the votes cast at the Columbia Financial Annual Meeting.

It is anticipated that Columbia Bank MHC, the majority stockholder of Columbia Financial, will vote all of its shares in accordance with the recommendation of the Columbia Financial board of directors with respect to all proposals and director nominees to be presented at the Columbia Financial Annual Meeting. In addition, the Columbia Bank Foundation, in accordance with its governing documents, must vote all the shares of Columbia Financial in the same proportion as shares are voted by all other stockholders. Because Columbia Bank MHC owns a majority of the outstanding shares of Columbia Financial common stock, the shares voted by Columbia Bank MHC at the Columbia Financial Annual Meeting will control the outcome of all proposals to be presented at the Columbia Financial Annual Meeting, other than the Columbia Conversion Proposal and the Columbia Merger Proposal.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, each of the members of the board of directors of Columbia Financial entered into a support agreement pursuant to which, among other things, each of the members of the board of directors of Columbia Financial agreed, subject to the terms of the support agreement, to (i) vote the shares of Columbia Financial common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Columbia Merger Proposal, and against any competing transaction, and in favor of the approval of the Columbia Conversion Proposal and (ii) not transfer any such shares of Columbia Financial common stock prior to the Columbia Financial Annual Meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of the termination of the Merger Agreement or the effective time. As of April 30, 2026, the record date for the Columbia Financial Annual Meeting, the members of the board of directors of Columbia Financial owned and held the sole dispositive and voting power over shares of Columbia Financial common stock representing approximately 1.1% of the voting power represented by all issued and outstanding shares of Columbia Financial common stock. A copy of the support agreement is included as an exhibit to the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

Abstentions and Broker Non-Votes

A “broker non-vote” occurs when a broker, bank or other nominee holding shares on your behalf does not receive voting instructions from you. If that happens, the broker, bank or other nominee may vote those shares only on matters deemed “routine” under the rules of the NYSE, which govern the use of broker non-votes at the Columbia Financial Annual Meeting despite the fact that Columbia Financial is listed on the Nasdaq Global Select Market. On non-routine matters, the broker, bank or other nominee cannot vote those shares unless they receive voting instructions from the beneficial owner. A “broker non-vote” occurs when a broker has not received voting instructions and either declines to exercise its discretionary authority to vote on routine matters or is barred from doing so because the matter is non-routine. The Columbia Conversion Proposal, the Columbia Merger Proposal, the Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Director Election Proposal, the Columbia Say-on-Pay Proposal, the Columbia Say-on-Pay Frequency Proposal and the Columbia Adjournment Proposal are considered to be “non-routine” under NYSE rules such that your broker, bank or other agent may not vote your shares on those proposals in the absence of your voting instructions. The Columbia Auditor Ratification Proposal is considered to be a “routine” matter, such that your broker, bank or other agent may vote your shares in its discretion in the absence of your voting instructions.

For the purposes of the Columbia Financial Annual Meeting, an abstention occurs when a Columbia Financial stockholder attends the Columbia Financial Annual Meeting and does not vote or returns a proxy with an “ABSTAIN” instruction.

In the event that a quorum is present, abstentions and broker non-votes of shares of Columbia Financial common stock will have the same effect as a vote “AGAINST” the Columbia Conversion Proposal and the Columbia Merger Proposal. Abstentions and broker non-votes of shares of Columbia Financial common stock will not have any effect on the approval of the Columbia Super-Majority Proposal, the Columbia 10% Beneficial Owner Proposal, the Columbia Director Election Proposal, the Columbia Auditor Ratification Proposal, the Columbia Say-on-Pay Proposal, the Columbia Say-on-Pay Frequency Proposal or the Columbia Adjournment Proposal.

Revocation of Proxies

You may revoke your proxy at any time before it is to be voted at the Columbia Financial Annual Meeting by:

•	filing with the Corporate Secretary of Columbia Financial a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•

voting again via the Internet or by telephone not later than 11:59 p.m., Eastern time, on June 24, 2026 for shares held directly and 11:59 p.m., Eastern time, on June 18, 2026 for shares held in a plan; or

•	voting at the Columbia Financial Annual Meeting.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the Columbia Financial Annual Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, New Jersey 07410

Attention: Mayra L. Rinaldi, Corporate Secretary

Solicitation of Proxies

Columbia Financial will pay for the solicitation of proxies from Columbia Financial stockholders. In addition to soliciting proxies by mail, Laurel Hill, a proxy solicitation firm, will assist Columbia Financial in soliciting proxies for the Columbia Financial Annual Meeting. Columbia Financial will pay Laurel Hill a $7,500 fee, in addition to out-of-pocket expenses. Additionally, directors, officers and employees of Columbia Financial may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Columbia Financial will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of Columbia Financial common stock and obtaining their voting instructions.

Other Matters to Come Before the Columbia Financial Annual Meeting

Columbia Financial management knows of no other business to be presented at the Columbia Financial Annual Meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of Columbia Financial’s board of directors.

Questions and Additional Information

If a Columbia Financial stockholder has questions about the Merger, or the process for voting, or if additional copies of this document or a replacement proxy card are needed, please contact Columbia Financial’s proxy solicitor, Laurel Hill, by calling toll-free at (888) 742-1305 and (516) 933-3100 for banks and brokers.

COLUMBIA FINANCIAL PROPOSAL NO. 1:

THE COLUMBIA CONVERSION PROPOSAL

At the Columbia Financial Annual Meeting, Columbia Financial stockholders will consider and vote on a proposal to approve the Plan of Conversion and the Conversion. A detailed description of the Plan of Conversion and the Conversion is included in the section of this Joint Proxy Statement/Prospectus captioned “Description of the Conversion.”

After careful consideration, the Columbia Financial board of directors, by a unanimous vote of all directors, approved the Plan of Conversion and determined that the Plan of Conversion and the transactions contemplated thereby, including the Conversion and related offering, is advisable and in the best interests of Columbia Financial and Columbia Financial’s stockholders.

The approval of the Columbia Conversion Proposal by the stockholders of Columbia Financial is a condition to the completion of both the Conversion and the Merger.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA CONVERSION PROPOSAL

COLUMBIA FINANCIAL PROPOSAL NO. 2:

THE COLUMBIA MERGER PROPOSAL

At the Columbia Financial Annual Meeting, Columbia Financial stockholders will consider and vote on a proposal to approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, the Bank Merger and the issuance of shares of Columbia Financial, Inc. common stock as merger consideration. A detailed description of the Merger and the Merger Agreement, including each party’s reasons for the Merger, is included in the section of this Joint Proxy Statement/Prospectus captioned “Description of the Merger.” A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex A.

After careful consideration, the Columbia Financial board of directors, by a unanimous vote of all directors, approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, the Bank Merger and the issuance of shares of Columbia Financial, Inc. common stock as merger consideration, is advisable and in the best interests of Columbia Financial and Columbia Financial’s stockholders. See “Description of the Merger—Columbia Financial’s Reasons for the Merger; Recommendation of the Columbia Financial Board of Directors” for a more detailed discussion of the Columbia Financial board of directors’ recommendation.

The approval of the Columbia Merger Proposal by the stockholders of Columbia Financial is a condition to the completion of the Merger.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA MERGER PROPOSAL

COLUMBIA FINANCIAL PROPOSAL NO. 3:

THE COLUMBIA SUPER-MAJORITY PROPOSAL

By its approval of the Plan of Conversion, the board of directors of Columbia Financial has approved the non-binding informational Columbia Super-Majority Proposal, which relates to provisions included in the articles of incorporation of Columbia Financial, Inc. This informational proposal is discussed more in detail below.

As a result of the Conversion, the public stockholders of Columbia Financial, whose rights are presently governed by the certificate of incorporation and bylaws of Columbia Financial, will become stockholders of Columbia Financial, Inc., whose rights will be governed by the articles of incorporation and bylaws of Columbia Financial, Inc. The following informational proposal addresses certain material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the certificate of incorporation of Columbia Financial and the articles of incorporation of Columbia Financial, Inc. See “Where You Can Find More Information” for procedures for obtaining a copy of those documents.

The provisions of Columbia Financial, Inc.’s articles of incorporation which are summarized below were approved as part of the process in which the board of directors of Columbia Financial approved the Plan of Conversion. The Columbia Super-Majority Proposal is informational in nature only, because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the Plan of Conversion. Columbia Financial’s stockholders are not being asked to approve this informational proposal at the Columbia Financial Annual Meeting. While Columbia Financial is asking you to vote with respect to each of the informational proposal set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders of Columbia Financial approve the Columbia Conversion Proposal, regardless of whether stockholders of Columbia Financial vote to approve the Columbia Super-Majority Proposal. The provisions of Columbia Financial, Inc.’s articles of incorporation which are summarized in this informational proposal may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Columbia Financial, Inc., if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

The Columbia Super-Majority Proposal

No amendment of the articles of incorporation of Columbia Financial, Inc. may be made unless it is first proposed by the board of directors, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of Columbia Financial, Inc. generally may be amended by the holders of a majority of the shares entitled to vote, provided that any amendment of Section C of Article Sixth (limitation on common stock voting rights), Section B of Article Seventh (classification of board of directors), Sections F and J of Article Eighth (amendment of bylaws and elimination of director and officer liability) and Article Tenth (amendment of certain provisions of the Articles), must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the stockholders to the fullest extent allowed under Maryland law.

These limitations on amendments to specified provisions of Columbia Financial, Inc.’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of stockholders to amend those provisions, Columbia Bank MHC, as the holder of a majority of the outstanding shares of Columbia Financial, currently can effectively block any stockholder proposed change to the articles of incorporation.

This provision in Columbia Financial, Inc.’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Columbia Financial, Inc. and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA SUPER-MAJORITY PROPOSAL

COLUMBIA FINANCIAL PROPOSAL NO. 4:

THE COLUMBIA 10% BENEFICIAL OWNER PROPOSAL

By its approval of the Plan of Conversion, the board of directors of Columbia Financial has approved the non-binding informational Columbia 10% Beneficial Owner Proposal, which relates to provisions included in the articles of incorporation of Columbia Financial, Inc. This informational proposal is discussed more in detail below.

As a result of the Conversion, the public stockholders of Columbia Financial, whose rights are presently governed by the certificate of incorporation and bylaws of Columbia Financial, will become stockholders of Columbia Financial, Inc., whose rights will be governed by the articles of incorporation and bylaws of Columbia Financial, Inc. The following informational proposal addresses certain material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the certificate of incorporation of Columbia Financial and the articles of incorporation of Columbia Financial, Inc. See “Where You Can Find More Information” for procedures for obtaining a copy of those documents.

The provisions of Columbia Financial, Inc.’s articles of incorporation which are summarized below were approved as part of the process in which the board of directors of Columbia Financial approved the Plan of Conversion. The Columbia 10% Beneficial Owner Proposal is informational in nature only, because the Federal Reserve Board’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the Plan of Conversion. Columbia Financial’s stockholders are not being asked to approve this informational proposal at the Columbia Financial Annual Meeting. While Columbia Financial is asking you to vote with respect to each of the informational proposal set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders of Columbia Financial approve the Columbia Conversion Proposal, regardless of whether stockholders of Columbia Financial vote to approve the Columbia 10% Beneficial Owner Proposal. The provisions of Columbia Financial, Inc.’s articles of incorporation which are summarized in this informational proposal may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Columbia Financial, Inc., if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

The Columbia 10% Beneficial Owner Proposal

The articles of incorporation of Columbia Financial, Inc. provide that in no event shall any person who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter (the “10% limit”) be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. This 10% limit restriction does not apply if the beneficial owner’s ownership of shares in excess of the 10% limit was approved by a majority of unaffiliated directors. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (1) have the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options and (2) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by Columbia Financial, Inc. to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to:

•	Any director or officer acting solely in their capacities as directors and officers; or

•	Any employee benefit plans of Columbia Financial, Inc. or any subsidiary or a trustee of a plan.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA 10% BENEFICIAL OWNER PROPOSAL

COLUMBIA FINANCIAL PROPOSAL NO. 5:

THE COLUMBIA DIRECTOR ELECTION PROPOSAL

The board of directors of Columbia Financial is presently composed of nine members. The board of directors is divided into three classes, each with three-year staggered terms, with approximately one-third of the directors elected each year. In accordance with our articles of incorporation, Columbia Financial, Inc.’s staggered board will be fully declassified over a six-year period and beginning with our 2032 annual meeting, at which time all directors will stand for annual election.

At the Columbia Financial Annual Meeting, stockholders of Columbia Financial will elect three directors to each serve a term of three years. Two of Columbia Financial’s incumbent directors — Paul Van Ostenbridge, who announced his retirement from the board of directors in January 2026, and Daria S. Torres — are not standing for reelection at the Columbia Financial Annual Meeting. The board of directors of Columbia Financial thanks each of Mr. Van Ostenbridge and Ms. Torres for their leadership and years of service to Columbia Financial and Columbia Bank.

The Nominating/Corporate Governance Committee recommended to the board of directors the nominees for election at the Columbia Financial Annual Meeting. The board of directors accepted the recommendation and the nominees for election at the Columbia Financial Annual Meeting to serve a three-year term are Dennis E. Gibney, Robert Van Dyk and James H. Wainwright. Mr. Van Dyk is a current director of Columbia Financial and Columbia Bank. Mr. Wainwright is a current director of Columbia Bank and, as of the date of this Joint Proxy Statement/Prospectus, Mr. Gibney will be a director of Columbia Bank.

Mr. Van Dyk is independent under the current listing standards of the Nasdaq Stock Market, Inc. The Nominating/Corporate Governance Committee determined that Mr. Gibney, who is the First Senior Executive Vice President, Chief Banking Officer of Columbia Financial and Columbia Bank, and Mr. Wainwright, a current director of Columbia Bank and the former President and Chief Executive Officer of Freehold Bank, which was merged into Columbia Bank in October 2024, are not independent under the listing standards of the Nasdaq Stock Market, Inc. A majority of Columbia Financial’s board of directors is independent as required under the Nasdaq listing standards. In determining the independence of its directors, the board of directors considered transactions, relationships or arrangements between Columbia Financial, Columbia Bank and their directors that are not required to be disclosed in this Joint Proxy Statement/Prospectus under the heading “Management of Columbia Financial, Inc.—Transactions with Related Persons.”

Information regarding the nominees and the continuing directors of Columbia Financial, Inc. is provided below. Unless otherwise stated, each director has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2025. There are no family relationships among the directors, nominees, or executive officers. The indicated period of service as a director includes service as a director of Columbia Financial, Inc., Columbia Financial and Columbia Bank.

Unless you indicate on your proxy card that your shares should not be voted for certain directors, the board of directors intends that the proxies solicited by it will be voted for the election of all of the board’s nominees. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the board of directors. Alternatively, the board of directors may adopt a resolution to reduce the size of the board. At this time, the board of directors knows of no reason why any nominee might be unable to serve.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE ELECTION OF ALL OF THE NOMINEES

Board Nominees for Terms Ending in 2029

Dennis E. Gibney — Mr. Gibney serves as the First Senior Executive Vice President, Chief Banking Officer of Columbia Financial, Inc. and Columbia Bank. Mr. Gibney was appointed as Executive Vice President and Chief Financial Officer of Columbia Financial and Columbia Bank in 2014 and was subsequently designated as Senior Executive Vice President in May 2025. Mr. Gibney was appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank in 2026. Mr. Gibney has extensive experience in financial matters, strategic planning and mergers and acquisitions all of which affords the board of directors with valuable insight regarding the business and operations of Columbia Financial, Inc. and Columbia Bank. Age 52.

Robert Van Dyk — Mr. Van Dyk is the President and Chief Executive Officer of Van Dyk Health Care, a health care services company, since 1994 and the President and Chief Executive Officer of two other hospitals since 1980. He serves on many charitable and civic organizations, including colleges, universities, hospitals, religious organizations and foundations within the communities that Columbia Bank serves. In addition, Mr. Van Dyk has been actively involved in various organizations for the past 20 years, and he served as Chairman of the Board of two separate national health care organizations. Mr. Van Dyk has served on the board of directors since 2003. Mr. Van Dyk’s strong business background, as well as his experience and expertise with respect to regulated industries, provides the board of directors with invaluable insight into the needs of the local communities that Columbia Bank serves. Age 73.

James H. Wainwright — Mr. Wainwright was appointed to the board of directors of Columbia Bank on October 5, 2024. Mr. Wainwright is the former president and chief executive officer of Freehold Bank and served as the chief financial officer from 2010 to 2013. Mr. Wainwright has over 30 years of senior executive management, financial operations, investment and asset/liability management, and regulatory experience for leading institutions in New Jersey. He has memberships with the following organization: New Jersey Banking Association, New Jersey Community Bankers Association, Downtown Freehold Association, New Jersey Bankers Mutual Savings Bank, Financial Managers Society, Northern New Jersey Bankers Association, and South Jersey Bankers Association. Mr. Wainwright was appointed to the board of directors of Columbia Financial, Inc. in 2026 and has served on the board of directors of Columbia Bank since 2024. Mr. Wainwright’s experience as a former chief executive officer of a financial institution and as a board member of Columbia Bank along with his knowledge of local communities provides the board of directors with valuable insights into the operational and business of Columbia Financial, Inc. and Columbia Bank. Mr. Wainwright holds a B.A. in Accounting and Business Administration with a concentration in Management. Age 64.

Directors with Terms Ending in 2027

Noel R. Holland — Mr. Holland was a partner in the law firm of Andersen & Holland, located in Midland Park, New Jersey, from January 1976 until his retirement in 2017. Mr. Holland’s expertise as a partner in a law firm, and his real estate transactional experience and involvement in business and civic organizations in the communities Columbia Bank serves, provide the board of directors with valuable insight. Mr. Holland has served on the board of directors since 1995. Mr. Holland’s years of providing legal counsel and operating a law office position him well to continue to serve as a director of a public company. Age 75.

Lucy Sorrentini — Ms. Sorrentini is a Strategy Consultant and Certified Executive Coach and the Founder and CEO of Impact Consulting, LLC, a woman and minority-owned human capital and organizational development consulting firm headquartered in New York. Prior to starting her own firm, Ms. Sorrentini was a Member of the Global Human Resources Executive Team and Chief Diversity and Inclusion Officer at Booz Allen Hamilton. Ms. Sorrentini also serves as the Chair and Strategic Advisor of the New York Women’s Foundation’s Latina Philanthropy Circle, Girls Incorporated and the Acceleration Project. Ms. Sorrentini has served on the board of directors since 2020. Ms. Sorrentini’s extensive experience with respect to human capital strategy, and human resources, provides the board of directors with valuable insight into the operational and business needs of Columbia Financial and Columbia Bank. Age 61.

Michael Massood — Mr. Massood is President of Massood & Company, P.A., CPAs, a certified public accounting firm. As a certified public accountant, Mr. Massood provides the board of directors with critical experience regarding accounting and financial matters. Mr. Massood has served on the board of directors since 2003. Mr. Massood’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities Columbia Bank serves affords the board of directors valuable insight regarding the business and operation of Columbia Bank. Age 72.

Directors with Terms Ending in 2028

Thomas J. Kemly — Mr. Kemly was appointed President and Chief Executive Officer of Columbia Bank in 2012 and has served as board member since 2006. He has since led Columbia Bank on a steady growth trajectory by spearheading organic growth, Columbia Financial, Inc.’s IPO and strategic acquisitions. With over 40 years of experience, Mr. Kemly has been an active and influential figure in banking. Most recently, Mr. Kemly was elected to the Federal Home Loan Bank of New York’s board of directors and was named to the Power 100 List by NJBIZ, a statewide business publication. Mr. Kemly’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities Columbia Bank serves affords the board of directors valuable insight regarding the business and operation of Columbia Bank. Mr. Kemly’s knowledge of Columbia Financial’s and Columbia Bank’s business and history, combined with his success and strategic vision, position him well to continue to serve as our President and Chief Executive Officer. Age 67.

James M. Kuiken — Mr. Kuiken has served as the Director of Operations of Roche Molecular Systems, Inc., a company that develops, manufactures and supplies diagnostic and blood screening test products, since April 2014. Prior to that time, Mr. Kuiken served in various other capacities at Roche Molecular Systems, Inc. Mr. Kuiken has served on the board of directors since 2020. Mr. Kuiken’s extensive experience with respect to operational matters at a large multinational corporation provides the board of directors with valuable insight into the operational and business needs of Columbia Financial and Columbia Bank. Age 55.

Elizabeth E. Randall — Ms. Randall recently served for the last 14 years as the Commissioner of the Bergen County Improvement Authority and currently serves as a member of the audit committee of the New Jersey Municipal Excess Liability Insurance Fund. From 2004 to 2006, Ms. Randall served on the Bergen County Board of Chosen Freeholders. Prior to that, Ms. Randall served as the New Jersey Commissioner of Banking and Insurance. Ms. Randall also served as a member of the board of directors of the YWCA of Northern New Jersey. Ms. Randall has served on the board of directors since 2003. Ms. Randall’s service as an elected and appointed government official, as well as her prior bank regulatory experience, provides the board of directors with invaluable insight into the needs of the local communities that Columbia Bank serves. Age 72.

COLUMBIA FINANCIAL PROPOSAL NO. 6:

THE COLUMBIA AUDITOR RATIFICATION PROPOSAL

The audit committee of the Columbia Financial board of directors has appointed KPMG LLP as Columbia Financial’s independent registered public accounting firm for the fiscal year ending December 31, 2026, subject to ratification by the stockholders of Columbia Financial. A representative of KPMG LLP is expected to be present at the Columbia Financial Annual Meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by the stockholders of Columbia Financial at the Columbia Financial Annual Meeting, the audit committee may consider other independent registered public accounting firms. In addition, if the ratification of the independent registered public accounting firm is approved by the stockholders of Columbia Financial at the Columbia Financial Annual Meeting, the audit committee may also consider other independent registered public accounting firms in the future if it determines that such consideration is in the best interests of Columbia Financial and its stockholders.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA AUDITOR RATIFICATION PROPOSAL

Audit and Non-Audit Fees

The following table sets forth the fees billed to Columbia Financial for the years ending December 31, 2025 and December 31, 2024 for services provided by KPMG LLP.

	2025	2024
Audit Fees (1)	$1,195,000	$1,250,000
Audit-Related Fees (2)	65,000	65,000
Tax Fees	—	—
All Other Fees	—	—

(1)	Includes fees for performance of the audit and review of consolidated financial statements and fees relating to the review of public filings.
(2)	Audit-related services consist of fees incurred related to HUD and USAP audits.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The audit committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the audit committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the independent registered public accounting firm does not provide any non-audit services to Columbia Financial that are prohibited by law or regulation.

In addition, the audit committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

Any proposed specific engagement may be presented to the audit committee for consideration at its next regular meeting or, if earlier consideration is required, to the audit committee or one or more of its members. The member or members to whom such authority is delegated shall report any specific approval of services at the next regular meeting of the audit committee. The Audit Committee will regularly review summary reports detailing all services being provided to Columbia Financial by its independent registered public accounting firm.

During the years ended December 31, 2025 and 2024, all services were approved, in advance, by the audit committee in compliance with these procedures.

Audit Committee Report

Columbia Financial’s management is responsible for Columbia Financial’s internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of Columbia Financial’s consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The audit committee oversees Columbia Financial’s internal control over financial reporting on behalf of the board of directors of Columbia Financial.

In this context, the audit committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the audit committee that Columbia Financial’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The audit committee discussed with the independent registered public accounting firm all communications required by generally accepted accounting standards.

In addition, the audit committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent registered public accounting firm the accounting firm’s independence from Columbia Financial and its management. In concluding that the accounting firm is independent, the audit committee considered, among other factors, whether the non-audit services provided by the independent registered public accounting firm were compatible with their independence.

The audit committee discussed with Columbia Financial’s independent registered public accounting firm the overall scope and plans for their audit. The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of Columbia Financial’s internal control over financial reporting, and the overall quality of Columbia Financial’s financial reporting process.

In performing all of these functions, the audit committee acts only in an oversight capacity. In its oversight role, the audit committee relies on the work and assurances of Columbia Financial’s management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, expresses an opinion on the conformity of Columbia Financial’s financial statements to generally accepted accounting principles. The audit committee’s oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

Furthermore, the audit committee’s considerations and discussions with management and the independent registered public accounting firm do not assure that Columbia Financial’s financial statements are presented in accordance with generally accepted accounting principles, that the audit of Columbia Financial’s consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that Columbia Financial’s independent registered public accounting firm is in fact “independent.”

In relying on the reviews and discussions referred to above, the audit committee recommended to the Columbia Financial board of directors, and the board of directors has approved, that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC. The audit committee has appointed, subject to stockholder ratification, the selection of Columbia Financial’s independent registered public accounting firm for the fiscal year ended December 31, 2026.

Audit Committee of Columbia Financial

Michael Massood (Chair)

Noel R. Holland

James M. Kuiken

Lucy Sorrentini

Daria S. Torres

COLUMBIA FINANCIAL PROPOSAL NO. 7:

THE COLUMBIA SAY-ON-PAY PROPOSAL

In accordance with Section 14A of the Exchange Act, Columbia Financial stockholders are being given the opportunity to vote on an advisory (non-binding) resolution at the Columbia Financial Annual Meeting to approve Columbia Financial’s executive compensation as described in the Compensation Discussion and Analysis, compensation tables and narrative discussion of named executive officer compensation included in the section of this Joint Proxy Statement/Prospectus captioned “Management of Columbia Financial, Inc.” This proposal, commonly known as a “say-on-pay” proposal, gives stockholders the opportunity to endorse or not endorse Columbia Financial’s executive pay program.

The purpose of Columbia Financial’s compensation policies and procedures is to attract and retain experienced, highly qualified executives critical to Columbia Financial’s long-term success and enhancement of stockholder value. The Columbia Financial board of directors believes Columbia Financial’s compensation policies and procedures achieve this objective, and therefore recommend stockholders vote “FOR” the proposal.

“RESOLVED, that the compensation paid to Columbia Financial’s named executive officers, as disclosed pursuant to Item 402 of the SEC’s Regulation S-K in included in this Joint Proxy Statement/Prospectus, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.”

This is an advisory vote only, and neither Columbia Financial nor the Columbia Financial board of directors will be bound to take action based upon the outcome. The compensation committee of Columbia Financial’s board of directors will consider the vote of the stockholders when considering future executive compensation arrangements.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA SAY-ON-PAY PROPOSAL

COLUMBIA FINANCIAL PROPOSAL NO. 8:

THE COLUMBIA SAY-ON-PAY FREQUENCY PROPOSAL

In accordance with Section 14A of the Exchange Act, Columbia Financial stockholders are being given the opportunity to vote on an advisory (non-binding) proposal at the Columbia Financial Annual Meeting to approve the frequency of the stockholder vote to approve the compensation of Columbia Financial’s named executive officers. The Columbia board of directors previously recommended, and the stockholders of Columbia Financial elected to have, the “say on pay” proposal submitted annually.

The Columbia Financial board of directors is asking the stockholders of Columbia Financial to indicate their preferred voting frequency of either every one, two or three years. The Columbia Financial board of directors has determined that an annual “say-on-pay” vote will allow stockholders to provide timely, direct input on Columbia Financial’s executive compensation philosophy, policies and practices as disclosed in the proxy statement each year, and recommends that stockholders select a frequency of every one year. As an advisory vote, the results of the vote on this proposal are not binding on the Columbia Financial board of directors.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE FOR “ONE YEAR” FOR THE COLUMBIA SAY-ON-PAY FREQUENCY PROPOSAL

COLUMBIA FINANCIAL PROPOSAL NO. 9:

THE COLUMBIA ADJOURNMENT PROPOSAL

If there are insufficient proxies at the time of the Columbia Financial Annual Meeting to approve the Columbia Conversion Proposal or the Columbia Merger Proposal, stockholders of Columbia Financial may be asked to vote on a proposal to adjourn the Columbia Financial Annual Meeting to a later date to allow additional time to solicit additional proxies. Columbia Financial’s board of directors does not currently intend to propose adjournment at the Columbia Financial Annual Meeting if there are sufficient votes to approve the Columbia Conversion Proposal and the Columbia Merger Proposal.

THE COLUMBIA FINANCIAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE COLUMBIA ADJOURNMENT PROPOSAL

SPECIAL MEETING OF NORTHFIELD BANCORP STOCKHOLDERS

This document is being provided to holders of Northfield Bancorp common stock as Northfield Bancorp’s proxy statement in connection with the solicitation of proxies by and on behalf of Northfield Bancorp’s board of directors to be voted at the Northfield Bancorp Special Meeting and at any adjournment or postponement of the Northfield Bancorp Special Meeting.

Date, Time and Place of Meeting

The Northfield Bancorp Special Meeting will be held virtually on June 25, 2026 at www.virtualshareholdermeeting.com/NFBK2026SM at 9:00 a.m., Eastern time.

Purpose of the Meeting

At the Northfield Bancorp Special Meeting, Northfield Bancorp’s stockholders will be asked to consider and vote on the following matters:

•	The Northfield Merger Proposal;

•	The Northfield Merger-Related Compensation Proposal; and

•	The Northfield Adjournment Proposal.

Who Can Vote at the Meeting

The holders of record of Northfield Bancorp common stock at the close of business on April 27, 2026, which is the date the Northfield Bancorp board of directors has fixed as the record date for the Northfield Bancorp Special Meeting (the “Northfield Bancorp record date”) are entitled to vote at the Northfield Bancorp Special Meeting.

Northfield Bancorp stockholders are entitled to one vote for each share of Northfield Bancorp common stock held as of the Northfield Bancorp record date. As of the close of business on the Northfield Bancorp record date, there were 41,763,852 outstanding shares of Northfield Bancorp common stock.

The certificate of incorporation of Northfield Bancorp provides that, subject to certain exceptions, shares of Northfield Bancorp common stock that are beneficially owned by a person who beneficially owns in excess of 10% of the outstanding shares of Northfield Bancorp are not entitled to vote any of the shares held in excess of the 10% limit.

How to Vote

You may vote virtually or by proxy at the Northfield Bancorp Special Meeting. To ensure your representation at the Northfield Bancorp Special Meeting, Northfield Bancorp recommends that you vote by proxy even if you plan to virtually attend the Northfield Bancorp Special Meeting. You can always change your vote at the Northfield Bancorp Special Meeting.

If you are a “stockholder of record,” you can vote your shares:

•

By Internet: You may vote via the Internet by following the instructions on your proxy card. The website for Internet voting is printed on your proxy card. Please have your proxy card in hand. Internet voting is available 24 hours per day until 11:59 p.m., Eastern time, on June 24, 2026. You will receive a series of instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card.

•

By Telephone: You may vote by telephone by calling the toll-free number listed on your proxy card. Telephone voting is available 24 hours per day until 11:59 p.m., Eastern time, on June 24, 2026. When you call, please have your proxy card in hand. You will receive a series of voice instructions that will allow you to vote your shares of common stock. You will also be given the opportunity to confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.

•	By Mail: If you would like to vote by mail, upon receipt of the proxy card, please mark, sign and date your proxy card and return it promptly, in the postage-paid envelope provided.

•

At the Special Meeting: If you are a stockholder of record and virtually attend the Northfield Bancorp Special Meeting, you may vote at the Northfield Bancorp Special Meeting at the designated time during the meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the Internet or by telephone.

Northfield Bancorp stockholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote virtually at the Northfield Bancorp Special Meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the Northfield Bancorp Special Meeting.

If you are a holder of record of Northfield Bancorp common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the holder of record of your shares of Northfield Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of Northfield Bancorp common stock will be voted “FOR” the Northfield Merger Proposal, “FOR” the Northfield Merger-Related Compensation Proposal and “FOR” the Northfield Adjournment Proposal. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

If you participate in the Northfield Bank Employee Stock Ownership Plan (the “Northfield Bank ESOP”) or if you hold Northfield Bancorp common stock through the Northfield Bank Employee Savings Plan (the “Northfield Bank 401(k) Plan”), you will receive a Vote Authorization Form for the plans that reflect all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the Northfield Bank ESOP, the Northfield Bank ESOP Trustee votes all shares held by the Northfield Bank ESOP, but each Northfield Bank ESOP participant may direct the Northfield Bank ESOP Trustee how to vote the shares of common stock allocated to his or her account. The Northfield Bank ESOP Trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of Northfield Bancorp common stock held by the Northfield Bank ESOP and allocated shares for which no voting instructions are received or an instruction to “abstain” is received, in the same proportion as shares for which it has received timely voting instructions. Under the terms of the Northfield Bank 401(k) Plan, a participant is entitled to provide voting instructions to the Northfield Bank 401(k) Plan Trustee for all shares credited to his or her Northfield Bank 401(k) Plan account and held in the Northfield Bancorp, Inc. Stock Fund. Shares for which no voting instructions are given or for which instructions were not timely received will be voted by the Northfield Bank 401(k) Plan Trustee in the same proportion as shares for which voting instructions were received. The deadline for returning your Northfield Bank ESOP and Northfield Bank 401(k) Plan voting instructions is 11:59 p.m. Eastern Time on June 18, 2026. Northfield Bank ESOP and Northfield Bank 401(k) Plan participants will not be able to vote their shares held in the plans at the Northfield Bancorp Meeting.

Quorum

The presence, in person or by proxy, of holders of a majority of all of the shares of Northfield Bancorp common stock entitled to vote at the Northfield Bancorp Special Meeting constitute a quorum for the transaction of business at the Northfield Bancorp Special Meeting. Each share of common stock entitled to vote on the record date is entitled to one vote on each matter properly submitted at the Northfield Bancorp Special Meeting. Abstentions will be counted for purposes of determining whether a quorum is present for the transaction of business at the Northfield Bancorp Special Meeting.

Vote Required

•	Approval of the Northfield Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Northfield Bancorp common stock entitled to vote on the proposal.

•	Approval of the non-binding, advisory Northfield Merger-Related Compensation Proposal requires the affirmative vote of majority of the votes cast at the Northfield Bancorp Special Meeting.

•	Approval of the Northfield Adjournment Proposal requires the affirmative vote of majority of the votes cast at the Northfield Bancorp Special Meeting.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, each of the members of the board of directors of Northfield Bancorp entered into a support agreement pursuant to which, among other things, each of the members of the board of directors of Northfield Bancorp agreed, subject to the terms of the support agreement, to (i) vote the shares of Northfield Bancorp common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Northfield Merger Proposal, and against any competing transaction and (ii) not transfer any such shares of Northfield Bancorp common stock prior to the Northfield Bancorp Special Meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of the termination of the Merger Agreement or the effective time. As of April 27, 2026, the record date for the Northfield Bancorp Special Meeting, the members of the board of directors of Northfield Bancorp owned and held the sole dispositive and voting power over shares of Northfield Bancorp common stock representing approximately 4.0% of the voting power represented by all issued and outstanding shares of Northfield Bancorp common stock. A copy of the support agreement is included as an exhibit to the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

Abstentions and Broker Non-Votes

A “broker non-vote” occurs when a broker, bank or other nominee holding shares on your behalf does not receive voting instructions from you. If that happens, the broker, bank or other nominee may vote those shares only on matters deemed “routine” under the rules of the NYSE, which govern the use of broker non-votes at the Northfield Bancorp Special Meeting despite the fact that Northfield Bancorp is listed on the Nasdaq Global Select Market. On non-routine matters, the broker, bank or other nominee cannot vote those shares unless they receive voting instructions from the beneficial owner. A “broker non-vote” occurs when a broker has not received voting instructions and either declines to exercise its discretionary authority to vote on routine matters or is barred from doing so because the matter is non-routine. The Northfield Merger Proposal, the Northfield Merger-Related Compensation Proposal and the Northfield Adjournment Proposal are considered to be “non-routine” under NYSE rules such that your broker, bank or other agent may not vote your shares on those proposals in the absence of your voting instructions.

For the purposes of the Northfield Bancorp Special Meeting, an abstention occurs when a Northfield Bancorp stockholder attends the Northfield Bancorp Special Meeting and does not vote or returns a proxy with an “ABSTAIN” instruction.

In the event that a quorum is present, abstentions and broker non-votes of shares of Northfield Bancorp common stock will have the same effect as a vote “AGAINST” the Northfield Merger Proposal. Abstentions and broker non-votes of shares of Northfield Bancorp common stock will not have any effect on the approval of the Northfield Merger-Related Compensation Proposal or the Northfield Adjournment Proposal.

Revocation of Proxies

You may revoke your proxy at any time before it is to be voted at the Northfield Bancorp Special Meeting by:

•	filing with the Corporate Secretary of Northfield Bancorp a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•	voting again via the Internet or by telephone not later than 11:59 p.m., Eastern time, on June 24, 2026; or

•	voting at the Northfield Bancorp Special Meeting.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Virtual attendance at the Northfield Bancorp Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Northfield Bancorp, Inc.

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

Attention: Susan Aufiero-Peters, Esq., Corporate Secretary

Solicitation of Proxies

Northfield Bancorp will pay for the solicitation of proxies from Northfield Bancorp stockholders. In addition to soliciting proxies by mail, Lioness Consulting LLC, a proxy solicitation firm, will assist Northfield Bancorp in soliciting proxies for the Northfield Bancorp Special Meeting. Northfield Bancorp will pay Lioness Consulting LLC a $10,000 fee, in addition to out-of-pocket expenses. Additionally, directors, officers and employees of Northfield Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Northfield Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of Northfield Bancorp common stock and obtaining their voting instructions.

Other Matters to Come Before the Northfield Bancorp Special Meeting

Northfield Bancorp’s management knows of no other business to be presented at the Northfield Bancorp Special Meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of Northfield Bancorp’s board of directors.

Questions and Additional Information

If a Northfield Bancorp stockholder has questions about the Merger, or the process for voting, or if additional copies of this document or a replacement proxy card are needed, please contact Northfield Bancorp’s proxy solicitor, Lioness Consulting LLC by calling toll-free at (833) 820-9861, or by e-mail at NFBK@lionessconsultingllc.com.

NORTHFIELD BANCORP PROPOSAL NO. 1:

THE NORTHFIELD MERGER PROPOSAL

At the Northfield Bancorp Special Meeting, Northfield Bancorp stockholders will consider and vote on a proposal to approve the Merger Agreement, including the Merger. A detailed description of the Merger and the Merger Agreement, including each party’s reasons for the Merger, is included in the section of this Joint Proxy Statement/Prospectus captioned “Description of the Merger.” A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex A.

After careful consideration, the Northfield Bancorp board of directors, by a unanimous vote of all directors, approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Bank Merger, is advisable and in the best interests of Northfield Bancorp and Northfield Bancorp’s stockholders. See “Description of the Merger—Northfield Bancorp’s Reasons for the Merger; Recommendation of the Northfield Bancorp Board of Directors” for a more detailed discussion of the Columbia Financial board of directors’ recommendation.

The approval of the Northfield Merger Proposal by the stockholders of Northfield Bancorp is a condition to the completion of the Merger.

THE NORTHFIELD BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE NORTHFIELD MERGER PROPOSAL

NORTHFIELD BANCORP PROPOSAL NO. 2:

THE NORTHFIELD MERGER-RELATED COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Northfield Bancorp’s board of directors is providing Northfield Bancorp stockholders with the opportunity to cast a non-binding advisory vote on the compensation that may be paid or become payable to Northfield Bancorp’s named executive officers, as summarized in the table under the caption “Description of the Merger — Interests of Northfield Bancorp’s Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to Northfield Bancorp’s Named Executive Officers” in this Joint Proxy Statement/Prospectus.

Accordingly, at the Northfield Bancorp Special Meeting, Northfield Bancorp is asking its stockholders to approve, on a non-binding advisory basis, the following resolution:

“RESOLVED, that the compensation that will or paid or may become payable to the Northfield Bancorp named executive officers in connection with the merger, as disclosed in the table under the caption “Description of the Merger — Interests of Northfield Bancorp’s Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to Northfield Bancorp’s Named Executive Officers” in the Joint Proxy Statement/Prospectus in accordance with Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The advisory vote on the Northfield Merger-Related Compensation Proposal is a vote separate and distinct from the vote on Northfield Merger Proposal. Because the vote is advisory in nature only, it will not be binding on Northfield Bancorp, regardless of whether the Northfield Merger Proposal is approved. Accordingly, as the compensation to be paid in connection with the Merger is a contractual obligation to the named executive officers of Northfield Bancorp, regardless of the outcome of this advisory vote, such compensation will be payable if the Merger Agreement is adopted and the Merger is completed, subject only to the contractual conditions applicable to such payment.

THE NORTHFIELD BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE NORTHFIELD MERGER-RELATED COMPENSATION PROPOSAL

NORTHFIELD BANCORP PROPOSAL NO. 3:

THE NORTHFIELD ADJOURNMENT PROPOSAL

If there are insufficient proxies at the time of the Northfield Bancorp Special Meeting to approve the Northfield Merger Proposal, stockholders of Northfield Bancorp may be asked to vote on a proposal to adjourn the Northfield Bancorp Special Meeting to a later date to allow additional time to solicit additional proxies. Northfield Bancorp’s board of directors does not currently intend to propose adjournment at the Northfield Bancorp Special Meeting if there are sufficient votes to approve the Northfield Merger Proposal.

THE NORTHFIELD BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE “FOR” THE APPROVAL OF THE NORTHFIELD ADJOURNMENT PROPOSAL

DESCRIPTION OF THE CONVERSION

The Conversion is being conducted pursuant to a Plan of Conversion approved by the boards of directors of Columbia Bank MHC, Columbia Financial and Columbia Bank. The Federal Reserve Board has conditionally approved the application that includes the Plan of Conversion; however, such approval does not constitute a recommendation or endorsement of the Plan of Conversion by the Federal Reserve Board. In this section of the Joint Proxy Statement/Prospectus, the terms “we,” “us” and “our” refer to Columbia Financial and its consolidated subsidiaries or its successor Columbia Financial, Inc., Columbia Bank MHC and Columbia Bank unless the context requires otherwise.

General

On January 31, 2026, the boards of directors of Columbia Bank MHC, Columbia Financial and Columbia Bank unanimously adopted the Plan of Conversion. Under the Plan of Conversion, Columbia Financial will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of Columbia Financial, Inc., a newly formed Maryland corporation. Current stockholders of Columbia Financial, other than Columbia Bank MHC, will receive shares of Columbia Financial, Inc. common stock in exchange for their shares Columbia Financial common stock. Following Conversion and related offering, Columbia Financial and Columbia Bank MHC will no longer exist.

The conversion to a stock holding company structure also includes the offering by Columbia Financial, Inc. of its common stock to eligible depositors and certain borrowers of Columbia Bank in a subscription offering and to members of the general public through a community offering. Columbia Financial, Inc. also may offer for sale shares of common stock not purchased in the subscription offering or the community offering in a firm commitment underwritten offering. The amount of capital being raised in the offering is based on an independent valuation of Columbia Financial, Inc. Most of the terms of the offering are required by the regulations of the Federal Reserve Board.

Consummation of the Conversion and offering requires the approval of the Federal Reserve Board. In addition, pursuant to Federal Reserve Board regulations, consummation of the Conversion and offering is conditioned upon the approval of the Plan of Conversion by (1) at least a majority of the total number of votes eligible to be cast by members of Columbia Bank MHC, (2) the holders of at least two-thirds of the shares of Columbia Financial common stock eligible to vote, including shares held by Columbia Bank MHC, and (3) the holders of at least a majority of the outstanding shares of common stock of Columbia Financial, excluding shares held by Columbia Bank MHC.

The Federal Reserve Board approved the application that includes the Plan of Conversion, subject to, among other things, approval of the Plan of Conversion by Columbia Bank MHC’s members and Columbia Financial’s stockholders.

The following is a brief summary of the pertinent aspects of the Conversion and related offering. A copy of Plan of Conversion is available from Columbia Bank upon request and is available for inspection at the offices of Columbia Bank and at the Federal Reserve Board. The Plan of Conversion is also filed as an exhibit to the Registration Statement on Form S-4, of which this Joint Proxy Statement/Prospectus forms a part, that Columbia Financial, Inc. has filed with the SEC. See “Where You Can Find More Information.”

Reasons for the Conversion and Offering

Columbia Financial’s primary reasons for converting to the fully public stock form of ownership and undertaking the offering are as follows:

•

Facilitate our acquisition of Northfield Bancorp. The stock holding company structure enables us to acquire Northfield Bancorp through a combination of common stock and cash consideration, which is not possible in our current mutual holding company form of organization.

•	To enhance stockholder returns through higher earnings and more flexible capital management strategies.

•

To pay dividends on our common stock. The stock holding company structure will eliminate the current limitations imposed by the mutual holding company structure on dividend payments and make it less costly for us to pay dividends.

•

Strengthen our capital position with the additional capital we will raise in the offering to support our planned growth. A strong capital position is essential to achieving our long-term objectives of growing Columbia Bank and building stockholder value. While Columbia Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support our planned growth.

•

Transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors and enhance the liquidity of our common stock. The stock holding company structure will also give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans or arrangements for any such offerings.

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transactions, other than our pending merger with Northfield Bancorp, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions and/or financial services companies as opportunities arise.

Description of the Conversion

The “second-step” conversion process that Columbia Financial now undertaking involves a series of transactions by which Columbia Financial will convert its organization from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of Columbia Bank’s common stock will be owned by Columbia Financial, Inc. and all of Columbia Financial, Inc.’s common stock will be owned by the public. Upon completion of the Conversion and offering, Columbia Financial and Columbia Bank MHC will cease to exist.

As part of the Conversion, Columbia Financial, Inc. is offering for sale shares of common stock representing the 73.1% ownership interest of Columbia Financial that is currently held by Columbia Bank MHC. At the conclusion of the Conversion and offering, existing public stockholders of Columbia Financial will receive shares of common stock of Columbia Financial, Inc. in exchange for their existing shares of common stock of Columbia Financial, based upon an exchange ratio of 1.8729 to 2.5340 at the minimum and maximum of the offering range, respectively. The actual exchange ratio will be determined at the conclusion of the Conversion and the offering based on the total number of shares sold in the offering and is intended to result in Columbia Financial’s existing public stockholders owning approximately the same percentage interest, 26.9% of Columbia Financial, Inc. common stock as they currently own of Columbia Financial common stock, without giving effect to cash paid in lieu of issuing fractional shares or shares that existing stockholders may purchase in the offering or shares issued in the Northfield Bancorp acquisition. For more information, see “— The Exchange of Existing Shares of Columbia Financial Common Stock.”

The normal business operations of Columbia Bank will continue without interruption during the Conversion and offering. The executive officers and the directors who will serve on the boards of directors of Columbia Financial and Columbia Bank following Columbia Financial’s 2026 annual meeting of stockholders will serve as executive officers and directors of Columbia Financial, Inc. and Columbia Bank following completion of the Conversion.

Immediately following the completion of the Conversion, Northfield Bancorp will merge with and into Columbia Financial, Inc. and Northfield Bank will merge with and into Columbia Bank. Prior to the effective time of the Merger Columbia Financial, Inc. will increase the size of its board of directors by four members (to 13 directors). As of the effective time of the Merger, the board of directors of Columbia Financial, Inc. will be comprised of the nine legacy Columbia Financial directors and four members of the Northfield Bancorp board of directors selected by Columbia Financial, one of whom shall be Steven M. Klein. In addition, at the effective time of the Merger, Steven M. Klein will serve as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank.

Conversion Exchange Ratio for Current Stockholders of Columbia Financial

At the completion of the Conversion, each publicly held share of Columbia Financial common stock will be converted automatically into the right to receive a number of shares of Columbia Financial, Inc. common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Columbia Financial, Inc. after the Conversion as they held in Columbia Financial immediately prior to the Conversion, exclusive of their purchase of additional shares of common stock in the offering, their receipt of cash in lieu of fractional exchange shares and the issuance of shares of common stock to stockholders of Northfield Bancorp, adjusted downward to reflect certain assets held by Columbia Bank MHC. The exchange ratio will not depend on the market value of Columbia Financial common stock. The exchange ratio will be based on the percentage of Columbia Financial common stock held by the public, the independent valuation of Columbia Financial prepared by RP Financial and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 1.8729 shares for each publicly held share of Columbia Financial at the minimum of the offering range to 2.5340 shares for each publicly held share of Columbia Financial at the maximum of the offering range.

The following table shows the exchange ratio, based on the appraised full conversion value of Columbia Financial as of February 2, 2026, assuming public stockholders of Columbia Financial own 73.1% of Columbia Financial common stock prior to the completion of the Conversion. The table also shows how many shares of Columbia Financial, Inc. a hypothetical owner of Columbia Financial common stock would receive in the exchange for 100 shares of common stock owned at the completion of the Conversion, depending on the number of shares issued in the offering.

	Shares to be Sold in the Offering			Shares to be Exchanged for Existing Shares of Columbia Financial		Total Shares of Common Stock Issued in the Exchange and Sold in the Offering	Minority Stockholder Exchange Ratio	Equivalent per Share Value(1)	Shares to be Received for 100 Existing Shares(2)
	Amount		Percent	Amount	Percent
Adjusted Minimum	142,375,000	(3)	73.1%	52,382,845	26.9%	194,757,845	1.8729	$18.73	187
Minimum	142,375,000		73.1%	52,382,845	26.9%	194,757,845	1.8729	$18.73	187
Midpoint	167,500,000		73.1%	61,626,877	26.9%	229,126,877	2.2035	$22.04	220
Maximum	192,625,000		73.1%	70,870,908	26.9%	263,495,908	2.5340	$25.34	253

(1)

Represents the value of shares of Columbia Financial, Inc. common stock received in the Conversion by a holder of one share of Columbia Financial common stock at the exchange ratio, assuming a market price of  $10.00 per share.

(2)	Cash will be paid instead of issuing any fractional shares.
(3)

Assumes that 41,800,140 shares included in the adjusted minimum will be issued as merger consideration and which will be considered shares sold in the community offering for purposes of the minimum offering requirement.

Shares Outstanding at Completion of the Offering

The following table shows the total number of shares of Columbia Financial, Inc. common stock that will be outstanding after the completion of the offering, the exchange of shares of Columbia Financial for shares of Columbia Financial, Inc. and the completion of the Merger, assuming that 70% of Northfield Bancorp’s outstanding shares of common stock are exchanged for shares of Columbia Financial, Inc. common stock and 30% of Northfield Bancorp’s outstanding shares of common stock are exchanged for cash in the Merger. Information is presented at the adjusted minimum, minimum, midpoint and maximum of the offering range. At the adjusted minimum, it is assumed that 41,800,140 shares issued as merger consideration are used to satisfy the minimum offering requirement.

	Columbia Financial, Inc. Shares Issued in the Merger		Columbia Financial, Inc. Shares Sold in the Offering		Columbia Financial, Inc. Exchange Shares Issued to Minority Stockholders		Columbia Financial, Inc. Shares Outstanding
	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding
Adjusted Minimum	41,800,140	21.46%	100,574,860	51.64%	52,382,845	26.90%	194,757,845	100.00%
Minimum	41,800,140	17.67%	142,375,000	60.19%	52,382,845	22.14%	236,557,985	100.00%
Midpoint	41,800,140	15.43%	167,500,000	61.82%	61,626,877	22.75%	270,927,017	100.00%
Maximum	42,973,477	14.02%	192,625,000	62.85%	70,870,908	23.12%	306,469,385	100.00%

The following table shows the total number of shares of Columbia Financial, Inc. common stock that will be outstanding after the completion of the offering, the exchange of shares of Columbia Financial for shares of Columbia Financial, Inc. and the completion of the Merger, assuming that 100% of Northfield Bancorp’s outstanding shares of common stock are exchanged for shares of Columbia Financial, Inc. common stock in the Merger. Information is presented at the adjusted minimum, minimum, midpoint and maximum of the offering range. At the adjusted minimum, it is assumed that 59,714,485 shares issued as merger consideration are used to satisfy the minimum offering requirement.

	Columbia Financial, Inc. Shares Issued in the Merger		Columbia Financial, Inc. Shares Sold in the Offering		Columbia Financial, Inc. Exchange Shares Issued to Minority Stockholders		Columbia Financial, Inc. Shares Outstanding
	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding	Number	Percent of Shares Outstanding
Adjusted Minimum	59,714,485	30.66%	82,660,515	42.44%	52,382,845	26.90%	194,757,845	100.00%
Minimum	59,714,485	23.47%	142,375,000	55.95%	52,382,845	20.58%	254,472,330	100.00%
Midpoint	59,714,485	20.67%	167,500,000	57.99%	61,626,877	21.34%	288,841,362	100.00%
Maximum	61,390,681	18.90%	192,625,000	59.29%	70,870,908	21.81%	324,886,589	100.00%

The actual percentage of merger consideration that will be paid in shares of Columbia Financial, Inc. will depend on market conditions and the elections made by Northfield Bancorp shareholders.

Effect of Columbia Bank MHC’s Assets on Minority Stock Ownership

In the exchange, the public stockholders of Columbia Financial will receive shares of common stock of Columbia Financial, Inc. in exchange for their shares of common stock of Columbia Financial pursuant to an exchange ratio that is designed to provide, subject to adjustment, existing public stockholders with approximately the same ownership percentage of the common stock of Columbia Financial, Inc. after the Conversion as their ownership percentage in Columbia Financial immediately prior to the Conversion, without giving effect to new shares purchased in the offering, shares issued in the acquisition of Northfield Bancorp or cash paid in lieu of any fractional shares. However, under Federal Reserve regulations the exchange ratio is required to be adjusted to reflect assets held by Columbia Bank MHC (other than shares of stock of Columbia Financial) at the completion of the Conversion, which assets currently consist of a de minimis amount of cash. Columbia Bank MHC had net assets of $86,000 as of December 31, 2025, not including its ownership of Columbia Financial common stock. Based on this de minimis amount, RP Financial concluded that no adjustment to the exchange ratio is required.

How Columbia Financial, Inc. Determined the Offering Range and $10.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma market value after the Conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an appraisal by an independent party experienced and expert in corporate appraisals. Columbia Financial has retained RP Financial, LC, which is experienced in the evaluation and appraisal of business entities, to prepare the appraisal. RP Financial will receive fees totaling $625,000 for its appraisal report, plus $25,000 for each appraisal update (of which there will be at least one more) and reasonable out-of-pocket expenses. Columbia Financial has agreed to indemnify RP Financial under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering.

RP Financial prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial undertook substantial investigations to learn about our business and operations. Columbia Financial supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed Columbia Bank MHC’s conversion application as filed with the Federal Reserve Board and Columbia Financial, Inc.’s registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial visited our facilities and had discussions with our management. RP Financial did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial in connection with its appraisal.

In connection with its appraisal, RP Financial reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that RP Financial deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the offering;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

RP Financial’s independent valuation also utilized certain assumptions as to the pro forma earnings of Columbia Financial after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of Columbia Financial, Inc., including the employee stock ownership plan and the new equity incentive plan. The employee stock ownership plans and new equity incentive plan are assumed to purchase 3.0% and 2.45%, respectively, of the shares of Columbia Financial, Inc. common stock sold in the offering. The new equity incentive plan is also assumed to grant options to purchase 6.20% of the shares of Columbia Financial, Inc. common stock sold in the offering. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

Consistent with Federal Reserve Board appraisal guidelines, RP Financial applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between Columbia Financial and the peer group.

In applying each of the valuation methods, RP Financial considered adjustments to the pro forma market value based on a comparison of Columbia Financial with the peer group. RP Financial advised the Board of Directors that the valuation analysis took into consideration that relative to the peer group a slight downward adjustment was applied for profitability, growth and viability of earnings. Additionally, RP Financial made slight upward adjustments for Columbia Financial’s financial condition and asset growth in comparison to the peer group’s characteristics for those valuation parameters. RP Financial made no adjustments for primary market area, dividends, liquidity of the shares, marketing of the issue, management and the effect of government regulations and regulatory reform.

The downward adjustment applied for profitability, growth and viability of earnings took into consideration Columbia Financial’s lower pro forma core earnings, based on Columbia Financial’s lower pro forma returns on average assets and average equity. The upward adjustment applied for financial condition was due to Columbia Financial’s more favorable credit quality measures and stronger pro forma capital position. The upward adjustment applied for asset growth was due to Columbia Financial’s stronger pro forma asset growth as the result of the acquisition of Northfield Bancorp and greater leverage capacity as the result of the capital that will be raised in the offering.

The peer group is comprised of publicly-traded thrifts and commercial banks all selected based on asset size, market area and operating strategy. In preparing its appraisal, RP Financial placed emphasis on the price-to-earnings and the price-to-book approaches and placed lesser emphasis on the price-to-assets approach in estimating pro forma market value. The peer group consisted of ten publicly traded, fully converted thrifts or thrift holding companies based in the Mid-Atlantic regions of the United States with assets between $7.0 billion and $25.0 billion. The peer group included companies with:

•	average assets of $12.7 billion;

•	average non-performing assets of 0.54% of total assets;

•	average loans of 75.7% of total assets;

•	average tangible equity of 9.0% of total assets; and

•	average core income of 0.97% of average assets.

The appraisal peer group consists of the companies listed below. Total assets are as of December 31, 2025.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets (in millions)
CNB Financial Corp. (CCNE)	NASDAQ	Clearfield, PA	$8,396
ConnectOne Bancorp, Inc. (CNOB)	NASDAQ	Englewood Cliffs, NJ	$14,003
Dime Community Bancshares, Inc. (DCOM)	NASDAQ	Hauppauge, NY	$15,342
First Commonwealth Financial Corp. (FCF)	NYSE	Indiana, PA	$12,343
Kearny Financial Corp. (KRNY)	NASDAQ	Fairfield, NJ	$7,261
NBT Bancorp, Inc. (NBTB)	NASDAQ	Norwich, NY	$15,995
Peapack-Gladstone Financial Corp. (PGC)	NASDAQ	Bedminster, NJ	$7,526
Provident Financial Services, Inc. (PFS)	NYSE	Jersey City, NJ	$24,981
S&T Bancorp, Inc. (STBA)	NASDAQ	Indiana, PA	$9,871
Tompkins Financial Corporation (TMP)	NYSEAM	Ithaca, NY	$8,668
Univest Financial Corp. (UVSP)	NASDAQ	Souderton, PA	$8,437
WSFS Financial Corp. (WSFS)	NASDAQ	Wilmington, DE	$21,314

In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained RP Financial, which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has indicated that in its valuation as of February 2, 2026, the pro forma market value of Columbia Financial’s common stock (taking into account the acquisition of Northfield Bancorp) was $2.7 billion, resulting in a range from $2.4 billion at the minimum to $3.1 billion at the maximum. The appraised full conversion value (offering shares and exchange shares) ranges from $1.9 billion to $2.6 billion, with the midpoint of $2.291 billion. Based on this valuation of the appraised full conversion value, we are selling the number of shares representing the 73.1% of Columbia Financial currently owned by Columbia Bank MHC. This results in an offering range of  $1.4 billion to $1.9 billion, with a midpoint of  $1.7 billion.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2025. Stock prices are as of February 2, 2026 as reflected in the appraisal report.

	Price to Core Earnings Multiple(1)		Price to Book Value Ratio	Price to Tangible Book Value Ratio
Columbia Financial (pro forma):
Adjusted Minimum	18.30	x	79.30%	85.98%
Minimum	20.06		82.24	88.03
Midpoint	22.06		87.03	92.76
Maximum	24.04		91.74	97.28
Peer group companies as of February 2, 2026:
Average	12.81	x	107.09%	136.39%
Median	12.28		107.53	132.17

(1)

Price to core earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of  “core” or recurring earnings on a trailing twelve-month basis through December 31, 2025. These ratios are different than presented in “Pro Forma Data.”

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of  $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the Plan of Conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established that the exchange ratio would range from a minimum of 1.8729 to a maximum of 2.5340 shares of Columbia Financial, Inc. common stock for each current share of Columbia Financial common stock, with a midpoint of 2.2035. Based upon this exchange ratio, we expect to issue between 52,382,845 and 70,870,908 shares of Columbia Financial, Inc. common stock to the holders of Columbia Financial common stock, other than Columbia Bank MHC, outstanding immediately before the completion of the Conversion and offering.

Our board of directors considered the appraisal when recommending that stockholders of Columbia Financial and members of Columbia Bank MHC approve the Plan of Conversion. However, our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Federal Reserve Board, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

No shares will be sold unless RP Financial confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, a new offering range may be set, in which case all funds would be promptly returned and holds on funds authorized for withdrawal from deposit accounts will be released and all subscribers would be given the opportunity to place a new order. If the offering is terminated, all subscriptions will be canceled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If RP Financial establishes a new valuation range, it must be approved by the Federal Reserve Board.

In formulating its appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of RP Financial, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Subscription Offering and Subscription Rights

Under the Plan of Conversion, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with aggregate balances of $50.00 or more on deposit at Columbia Bank (“qualifying deposits”) as of the close of business on December 31, 2024;

2.	Our tax-qualified employee benefit plans;

3.	Persons with aggregate balances of $50.00 or more on deposit at Columbia Bank as of the close of business on April 30, 2026; and

4.

Columbia Bank’s depositors as of the close of business on April 30, 2026 who are not eligible under categories 1 or 3 above and borrowers of Columbia Bank as of November 14, 1995 whose borrowings remained outstanding on April 30, 2026.

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and the maximum purchase limitation set forth in the Plan of Conversion. See “Description of the Conversion — Limitations on Purchases of Shares.”

Purchase of Shares

Eligible depositors and certain borrowers of Columbia Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be made available for sale to the public in a community offering and/or firm commitment underwritten offering. Columbia Financial stockholders have a preference in the community offering after orders submitted by residents of our communities. If you would like to receive a prospectus and stock order form, please call our Stock Information Center at [●] from 10:00 a.m. to 4:00 p.m., Eastern time, Monday through Friday. The Stock Information Center will be closed weekends and bank holidays.

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained KBW, which is a broker-dealer registered with the Financial Industry Regulatory Authority. KBW will assist us on a best efforts basis in the subscription and community offerings by:

•	providing advice on the financial and securities market implications of the Conversion;

•	advising management with any contemplated simultaneous acquisition in conjunction with the offering;

•	assisting in structuring the offerings, including developing and assisting in implementing a marketing strategy for the offerings;

•	serving as sole lead left bookrunning manager for the subscription and community offerings and lead left book running manager for any underwritten offering;

•	reviewing all offering documents, including this prospectus, stock order forms and related offering materials;

•	assisting Columbia Financial in preparing for and scheduling meetings with potential investors and other broker-dealers in connection with the offering;

•	assisting us in the drafting and distribution of press releases as required or appropriate in connection with the offering;

•	meeting with our board of directors and/or our management to discuss any of the above services; and

•	performing such other financial advisory and investment banking services in connection with the Conversion and the offering as may be agreed upon by KBW and Columbia Financial.

For these services, KBW will receive a fee equal to (i) 1.0% of the aggregate purchase price of the shares sold in the subscription offering (excluding shares purchased by or on behalf of any of our directors, officers or employees or members of their immediate families and shares purchased by any employee benefit plan established for the benefit of our directors, officers and employees) and (ii) 2.0% of the aggregate purchase price of the shares sold in the community offering, including any merger shares issued to achieve the adjusted minimum of the offering range (together, the “Success Fee”). KBW also received a non-refundable cash fee in an amount of $250,000, which has been paid in full as of the date of this prospectus and which will be credit against the Success Fee. Additionally, if, as a result of any resolicitation of subscribers undertaken by the Company in connection with a subscription offering, KBW reasonably determines that it is required or requested to provide significant services, KBW will be entitled to additional compensation for such services not to exceed $250,000. KBW has further agreed to provide general financial advisory assistance to the Company that is not in the context of any contemplated transaction, for a period of three years following the commencement of sales of the Offering.

Firm Commitment Underwritten Offering. If any shares of common stock remain unsold after the completion of the subscription offering and any community offering, at the request of Columbia Financial, KBW will seek to form a syndicate of registered broker-dealers to undertake a firm commitment underwritten offering. In the event of a firm commitment underwritten offering with transaction proceeds less than $300 million, the underwriters will receive an underwriting discount not to exceed 5% of the aggregate purchase price of the shares of common stock sold in the firm commitment underwritten offering. In the event of a firm commitment underwritten offering with transaction proceeds between $300 million and $500 million, the underwriters will receive an underwriting discount not to exceed 4% of the aggregate purchase price of the shares of common stock sold in the firm commitment underwritten offering. In the event of a firm commitment underwritten offering with transaction proceeds between $500 million and $700 million, the underwriters will receive an underwriting discount not to exceed 3.5% of the aggregate purchase price of the shares of common stock sold in the firm commitment underwritten offering. In the event of a firm commitment underwritten offering with transaction proceeds greater than $700 million, the underwriters will receive an underwriting discount not to exceed 3.15% of the aggregate purchase price of the shares of common stock sold in the firm commitment underwritten offering.

Expenses. KBW, and to the extent a firm commitment offering is conducted, the other broker-dealers or underwriters participating in such offering, will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with its services as marketing agent, regardless of whether the subscription, community and/or firm commitment offerings are consummated, not to exceed $200,000 without our prior approval. In addition, KBW will also be reimbursed for fees and expenses of its counsel not to exceed $300,000. In the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited to a delay in the offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering documents), such expense cap may be increased by an additional an amount not to exceed an additional $50,000 in the case of additional out-of-pocket expenses of KBW and an additional $100,000 in the case of additional fees and expenses of KBW’s legal counsel. In no event shall out-of-pocket expenses, including fees and expenses of counsel, exceed $650,000.

Records Management

We have also engaged KBW as records agent in connection with the Conversion and the subscription and community offerings. In its role as records agent, KBW will assist us in the offering by:

•	consolidating accounts and vote calculations;

•	designing and preparing proxy forms and stock order forms;

•	providing subscription services and organizing and supervising our stock information center;

•	providing proxy and ballot tabulation services for the special meeting of members, including acting as or supporting the inspector of election; and

•	providing necessary subscription services to distribute, collect and tabulate stock orders in the offerings.

KBW will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with its services as records agent, not to exceed $50,000 without our prior approval.

Indemnity

We will indemnify KBW against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended, as well as certain other claims and litigation arising out of KBW’s engagement with respect to the Conversion.

Book Entry Delivery

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings or in the firm commitment offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the Conversion and offering. We expect trading in the stock to begin on the day of the completion of the Conversion and offering or the next business day. The Conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described above in “— Conditions to Completing the Conversion and Offering.” It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Effect of Conversion on Depositors and Borrowers

Continuity. The Conversion will not affect the normal business of Columbia Bank of accepting deposits and making loans. Columbia Bank will continue to be a federal savings bank and will continue to be regulated by the Federal Deposit Insurance Corporation and the New York State Department of Financial Services. After the Conversion, Columbia Bank will continue to offer its existing services to depositors, borrowers and other customers. The directors of Columbia Financial serving at the time of the Conversion will be the directors of Columbia Financial, Inc. upon the completion of the Conversion.

Effect on Deposit Accounts. Pursuant to the Plan of Conversion, each depositor of Columbia Bank at the time of the Conversion will automatically continue as a depositor after the Conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the Conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the Conversion. Depositors will continue to hold their existing certificates, statements and other evidences of their accounts.

Effect on Loans. No loan outstanding from Columbia Bank will be affected by the Conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the Conversion.

Effect on Voting Rights of Members. At present, all depositors and certain borrowers of Columbia Bank have voting rights in Columbia Bank MHC as to all matters requiring member approval. Upon completion of the conversion, these customers will cease to be members of Columbia Bank MHC and will no longer have voting rights. Upon completion of the Conversion, all voting rights in Columbia Bank will be vested in Columbia Financial, Inc. as the sole stockholder of Columbia Bank. The stockholders of Columbia Financial, Inc. will possess exclusive voting rights with respect to Columbia Financial, Inc. common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the Conversion and an opinion of our tax advisor with regard to the state income tax consequences of the Conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Columbia Bank MHC, Columbia Financial, Columbia Bank, the public stockholders of Columbia Financial (except for cash paid for fractional shares), eligible account holders, supplemental eligible account holders or other members. See “— Material U.S Income Tax Consequences of the Conversion.”

Effect on Liquidation Rights. Each depositor in Columbia Bank has both a deposit account in Columbia Bank and a pro rata ownership interest in the net worth of Columbia Bank MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest may only be realized in the event of a complete liquidation of Columbia Bank MHC and Columbia Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account receives a pro rata ownership interest in Columbia Bank MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her deposit account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Columbia Bank MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock depository institution that is a subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable only in the unlikely event that Columbia Bank MHC and Columbia Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Columbia Bank MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the Plan of Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidation accounts maintained by Columbia Financial, Inc. and Columbia Bank in an aggregate amount equal to

(i) Columbia Bank MHC’s ownership interest in Columbia Financial’s total stockholders’ equity as of the date of the latest statement of financial condition included in this Joint Proxy Statement/Prospectus, plus (ii) the value of the net assets of Columbia Bank MHC as of the date of the latest statement of financial condition of Columbia Bank MHC prior to the consummation of the Conversion (excluding its ownership of Columbia Financial). Columbia Financial, Inc. and Columbia Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Columbia Bank after the Conversion. The liquidation accounts are intended to preserve for Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with Columbia Bank a liquidation interest in the residual net worth, if any, of Columbia Financial, Inc. or Columbia Bank (after the payment of all creditors, including depositors to the full extent of their deposit accounts) in the event of a liquidation of  (a) Columbia Financial, Inc. and Columbia Bank or (b) Columbia Bank. See “— Liquidation Rights.” In connection with the Merger, Columbia Financial, Inc. will assume the liquidation account of Northfield Bancorp.

Liquidation Rights

Liquidation Prior to the Conversion. In the unlikely event that Columbia Bank MHC is liquidated prior to the conversion, all claims of creditors of Columbia Bank MHC would be paid first. Thereafter, if there were any assets of Columbia Bank MHC remaining, these assets would be distributed to depositors of Columbia Bank pro rata based on the value of their accounts in Columbia Bank.

Liquidation Following the Conversion. The plan of conversion provides for the establishment, upon the completion of the Conversion, of a liquidation account by Columbia Financial, Inc. for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Columbia Bank MHC’s ownership interest in Columbia Financial’s total stockholders’ equity as of the date of the latest statement of financial condition contained in this Joint Proxy Statement/Prospectus plus (ii) the value of the net assets of Columbia Bank MHC as of the date of the latest statement of financial condition of Columbia Bank MHC prior to the consummation of the Conversion (excluding its ownership of Columbia Financial). The Plan of Conversion also provides for the establishment of a parallel liquidation account in Columbia Bank to support the Columbia Financial, Inc. liquidation account in the event Columbia Financial, Inc. does not have sufficient assets to fund its obligations under the Columbia Financial, Inc. liquidation account.

In the unlikely event that Columbia Bank were to liquidate after the Conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Columbia Financial, Inc., a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Columbia Bank or Columbia Financial, Inc. above that amount.

The liquidation account established by Columbia Financial, Inc. is intended to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Columbia Bank MHC) after the conversion in the event of a complete liquidation of Columbia Financial, Inc. and Columbia Bank or a liquidation solely of Columbia Bank. Specifically, in the unlikely event that either (i) Columbia Bank or (ii) Columbia Financial, Inc. and Columbia Bank were to liquidate after the Conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of December 31, 2024 and March 31, 2026 of their interests in the liquidation account maintained by Columbia Financial, Inc. Also, in a complete liquidation of both entities, or of Columbia Bank only, when Columbia Financial, Inc. has insufficient assets (other than the stock of Columbia Bank) to fund the liquidation account distribution owed to Eligible Account Holders, and Columbia Bank has positive net worth, then Columbia Bank will immediately make a distribution to fund Columbia Financial, Inc.’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Columbia Financial, Inc. as adjusted from time to time pursuant to the Plan of Conversion and federal regulations. If Columbia Financial, Inc. is completely liquidated or sold apart from a sale or liquidation of Columbia Bank, then the Columbia Financial, Inc. liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Columbia Bank liquidation account, subject to the same rights and terms as the Columbia Financial, Inc. liquidation account.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which Columbia Financial, Inc. or Columbia Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of  $50.00 or more held in

Columbia Bank on December 31, 2024 or March 31, 2026, respectively, equal to the proportion that the balance of such account holder’s deposit account on December 31, 2024 or March 31, 2026, respectively, bears to the balance of all deposit accounts of all Eligible Account Holders and Supplemental Eligible Account Holders in Columbia Bank on such dates.

If, however, on any annual closing date commencing after the effective date of the Conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2024 or March 31, 2026 or any other annual closing date, then the liquidation account as well as the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositors. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

We will also be assuming the Northfield Bancorp and Northfield Bank liquidation accounts in connection with the acquisition.

Material U.S. Income Tax Consequences of the Conversion

The following discussion sets forth certain material U.S. federal income tax consequences of the Conversion and offering. This discussion does not address any tax consequences arising under the laws of any state, local, non-U.S. or U.S. federal tax laws other than U.S. federal income tax laws. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial decisions, administrative rulings, current administrative interpretations and official pronouncements of the IRS in effect on the date of this document, all of which may change (including as a result of the Supreme Court’s ruling in Loper Bright v. Raimondo), possibly retroactively, and materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

Completion of the Conversion and offering is subject to the receipt of tax opinions of counsel or a tax advisor with respect to the U.S. federal and state income tax consequences of the Conversion and offering to Columbia Bank MHC, Columbia Financial, Columbia Financial, Inc., Columbia Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. Unlike a private letter ruling, a tax opinion of counsel or a tax advisor is not binding on the IRS or any state taxing authority, and those authorities may disagree with the opinion. In the event of a disagreement, there can be no assurance that Columbia Financial, Inc. or Columbia Bank would prevail in a judicial proceeding. The IRS has issued favorable rulings for transactions substantially similar to the proposed Conversion and offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the Conversion and offering.

Columbia Bank MHC, Columbia Financial, Columbia Financial, Inc. and Columbia Bank have received opinions of counsel, Kilpatrick Townsend & Stockton LLP, regarding the material U.S. federal income tax consequences of the conversion and stock offering, as further detailed below. The opinions assume that the Conversion and offering will be completed according to the terms of the Plan of Conversion, the description of the conversion and stock offering set forth in plan of conversion and the Registration Statement on Form S-1 is accurate and that the parties will report the transaction in a manner consistent with the opinion. The tax opinions rely on the facts as stated in the Plan of Conversion, the Registration Statement on Form S-4 (of which this Joint Proxy Statement/Prospectus is a part) and certain other documents, including the letters from RP Financial that are further described below. In rendering the tax opinions, counsel relied on representations of Columbia Financial, Columbia Bank MHC, Columbia Bank and Columbia Financial, Inc. as of the effective time of the Conversion (and assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification).

The opinions of Kilpatrick Townsend & Stockton LLP regarding the material U.S. federal income tax consequences of the Conversion and offering include the following information.

1.	The merger of Columbia Bank MHC with and into Columbia Financial will qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Columbia Bank MHC for liquidation interests in Columbia Financial will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Treasury Regulations.

3.

None of Columbia Bank MHC, Columbia Financial, Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the transfer of the assets of Columbia Bank MHC to Columbia Financial and the assumption by Columbia Financial of Columbia Bank MHC’s liabilities, if any, in constructive exchange for liquidation interests in Columbia Financial.

4.

The basis of the assets of Columbia Bank MHC and the holding period of such assets to be received by Columbia Financial will be the same as the basis and holding period of such assets in Columbia Bank MHC immediately before the exchange.

5.

The merger of Columbia Financial with and into Columbia Financial, Inc. will qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Columbia Financial nor Columbia Financial, Inc. will recognize gain or loss as a result of such merger.

6.

The basis of the assets of Columbia Financial and the holding period of such assets to be received by Columbia Financial, Inc. will be the same as the basis and holding period of such assets in Columbia Financial immediately before the exchange.

7.

Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Columbia Financial for interests in the Liquidation Account.

8.

The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Columbia Financial for interests in the Liquidation Account will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Treasury Regulations.

9.

Each stockholder’s aggregate basis in shares of Columbia Financial, Inc. common stock (including fractional share interests paid in cash) received in the exchange will be the same as the aggregate basis of Columbia Financial common stock surrendered in the exchange.

10.

Each stockholder’s holding period in his or her Columbia Financial, Inc. common stock received in the exchange will include the period during which the Columbia Financial common stock surrendered was held, provided that the Columbia Financial common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

11.

Except with respect to cash received in lieu of fractional shares, current stockholders of Columbia Financial will not recognize any gain or loss upon their exchange of Columbia Financial common stock for Columbia Financial, Inc. common stock.

12.

Cash received by any current stockholder of Columbia Financial in lieu of a fractional share interest in shares of Columbia Financial, Inc. common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Columbia Financial, Inc. common stock that such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.

It is more likely than not that the fair market value of the non-transferable subscription rights to purchase Columbia Financial, Inc. common stock is zero. Accordingly, it is more likely than not that Eligible Account Holders, Supplemental Eligible Account Holders or Other Members will not (i) recognize any gain or loss upon distribution to them of nontransferable subscription rights to purchase shares of Columbia Financial, Inc. common stock or (ii) realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.

It is more likely than not that the fair market value of the benefit provided by the Bank Liquidation Account supporting the payment of the Liquidation Account in the event Columbia Financial, Inc. lacks sufficient net assets or in the event that Columbia Financial, Inc. or Columbia Bank were to liquidate after the Conversion (including a liquidation of Columbia Bank following a purchase and assumption transaction with a credit union) is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Bank Liquidation Account as of the effective date of the merger of Columbia Financial with and into Columbia Financial, Inc.

15.

It is more likely than not that the basis of the shares of Columbia Financial, Inc. common stock purchased in the offering by the exercise of non-transferable subscription rights will be the purchase price. The holding period of the Columbia Financial, Inc. common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by Columbia Financial, Inc. on the receipt of money in exchange for Columbia Financial, Inc. common stock sold in the offering.

We believe that the U.S. federal income tax opinions summarized above address all material U.S. federal income tax consequences that are generally applicable to Columbia Bank MHC, Columbia Financial, Columbia Financial, Inc.,

Columbia Bank and persons receiving subscription rights and stockholders of Columbia Financial, Inc. With respect to items 13 and 15 above, Kilpatrick Townsend & Stockton LLP noted and relied on the facts that the subscription rights will be granted at no cost to the recipients and that the subscription rights are legally non-transferable, of short duration and provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering and firm commitment underwriting offering. Kilpatrick Townsend & Stockton relied on a letter issued by RP Financial that the subscription rights have no ascertainable fair market value and the fact that the IRS has not in the past concluded that subscription rights have value. As a result Kilpatrick Townsend & Stockton LLP believes that it is more likely than not that the non-transferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the non-transferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members (in certain cases, whether or not the rights are exercised) in an amount equal to the ascertainable value, and we could recognize gain on the distribution of such rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 14 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to such interest in a liquidation account (other than in the case of the purchase of assets and assumption of liabilities of a holding company and subsidiary bank, which comprises only a few of the hundreds of transactions involving mergers, acquisitions, and purchases of banks every year); (ii) the interests in the Liquidation Account and the Bank Liquidation Account are not transferable; (iii) the amounts due under the Liquidation Account with respect to each Eligible Account Holder will be reduced as their deposits in Columbia Bank are reduced; and (iv) a Bank Liquidation Account payment obligation arises only if Columbia Financial, Inc. lacks sufficient assets to fund the Liquidation Account or if Columbia Financial, Inc. enters into a transaction to transfer Columbia Bank’s assets and liabilities to a credit union.

In addition, the opinion by Kilpatrick Townsend and Stockton LLP is based on a letter issued by RP Financial stating its belief that the benefit provided by the Bank Liquidation Account supporting the payment of the Liquidation Account does not have any economic value at the time of the merger of Columbia Financial with and into Columbia Financial, Inc. or upon the completion of the Conversion, including in the event that (i) Columbia Financial, Inc. lacks sufficient net assets or (ii) Columbia Financial, Inc. or Columbia Bank enters into a transaction to transfer Columbia Bank’s assets and liabilities to a credit union. As a result, Kilpatrick Townsend & Stockton LLP believes it is more likely than not that such rights in the Bank Liquidation Account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the Conversion.

We have also received an opinion from Crowe LLP that the New Jersey state income tax consequences of the Conversion are consistent with the U.S. federal income tax consequences.

The U.S. federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to Columbia Financial, Inc.’s registration statement.

The preceding discussion is a summary of certain material U.S. federal income tax consequences of the Conversion and offering under current law and does not purport to be tax advice or a complete analysis, a complete analysis or a discussion of all U.S. federal income tax consequences. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are urged to consult their own tax advisors as to the particular tax consequences to them of the Conversion and offering, including the application and effect of U.S. federal, state, local, non-U.S. and other tax laws and any proposed change to any applicable tax law. Tax matters are very complicated, and accordingly, we strongly urge you to consult with a tax advisor to determine the particular U.S. federal, state, local, non-U.S. income and other tax consequences to you of the Conversion and offering.

Interpretation, Amendment and Termination

All interpretations of the Plan of Conversion by the board of directors of Columbia Financial will be final, subject to the authority of the Federal Reserve Board. The Plan of Conversion provides that, if deemed necessary or desirable by the board of directors of Columbia Financial, the Plan of Conversion may be substantively amended by a majority vote of the board of directors of Columbia Financial as a result of comments from regulatory authorities or otherwise, at any time before the submission of proxy materials to the members of Columbia Bank MHC and stockholders of Columbia Financial. Amendment of the Plan of Conversion thereafter requires a majority vote of the board of directors of Columbia Financial, with the concurrence of the Federal Reserve Board. The Plan of Conversion may be terminated by a majority vote of the board of directors of Columbia Financial at any time before the earlier of the date of the Columbia Financial Annual Meeting and the date of the special meeting of members of Columbia Bank MHC, and may be terminated by the board of directors of Columbia Financial at any time thereafter with the concurrence of the Federal Reserve Board.

DESCRIPTION OF THE MERGER

The following summary of the Merger Agreement and the Merger is qualified by reference to the complete text of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this document and is incorporated by reference into this document. You should read the Merger Agreement completely and carefully as it, rather than this description, is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about the Columbia Parties and Northfield Bancorp contained in this Joint Proxy Statement/Prospectus or in the public reports of Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp filed with the SEC may supplement, update or modify the factual disclosures about the Columbia Parties and Northfield Bancorp contained in the Merger Agreement. The Merger Agreement contains representations and warranties by the Columbia Parties, on the one hand, and by Northfield Bancorp, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the Merger Agreement by the Columbia Parties and Northfield Bancorp were qualified and subject to important limitations agreed to by the Columbia Parties and Northfield Bancorp in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules the Columbia Parties and Northfield Bancorp each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Joint Proxy Statement/Prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Columbia Parties and Northfield Bancorp at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this Joint Proxy Statement/Prospectus. Please see the section entitled “Where You Can Find More Information.”

General

Under the Merger Agreement, Northfield Bancorp will merge with and into Columbia Financial, Inc., with Columbia Financial, Inc. continuing as the surviving corporation. Immediately following the Merger, Northfield Bank, the wholly-owned subsidiary of Northfield Bancorp, will merge with and into Columbia Bank, which will be the wholly-owned subsidiary of Columbia Financial, Inc. upon the effective time of the Conversion, with Columbia Bank continuing as the surviving institution.

Consideration to be Received in the Merger

If the Merger is completed, each share of Northfield Bancorp’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger, will be converted, at the election of the holder, into the right to receive either shares of Columbia Financial, Inc. common stock or cash, as follows: (i) if the Final Independent Valuation of Columbia Financial, is less than $2.3 billion, 1.425 shares of Columbia Financial, Inc. common stock or $14.25 in cash; (ii) if the Final Independent Valuation of Columbia Financial, Inc. is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Columbia Financial, Inc. common stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation of Columbia Financial, Inc. is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Columbia Financial, Inc. and the Per Share Cash Consideration will be increased to $14.65. The “Final Independent Valuation” is also sometimes referred to herein as the “appraised full conversion value.” No more than 30% of the shares of Northfield Bancorp common stock issued and outstanding as of the effective time of the Merger (excluding shares of Northfield Bancorp common stock to be canceled as provided the Merger Agreement) will be converted into the aggregate cash consideration. As of the date of this document, the current appraised full conversion value of Columbia Financial, Inc. is $2.291 billion at the midpoint of the offering range.

Columbia Financial, Inc. will not issue any fractional shares of Columbia Financial, Inc. common stock in the Merger. Columbia Financial, Inc. will pay to each former Northfield Bancorp stockholder who holds fractional shares an amount in cash determined by multiplying the Per Share Cash Consideration by the fraction of a share of Columbia Financial, Inc. common stock that such former Northfield Bancorp stockholder would otherwise be entitled to receive.

Election of Cash or Stock Consideration

If you own shares of Northfield Bancorp common stock, you have received or will soon receive under separate cover an election form that you may use to indicate whether your preference is to receive cash or shares of Columbia Financial, Inc. common stock in exchange for your shares of Northfield Bancorp common stock. The election deadline (the “Election Deadline”) will be 5:00 p.m., Eastern time, on a date that will be approximately five business days prior to the date the Merger is completed, with the exact date to be announced by a press release that will be issued by Columbia Financial, Inc. and Northfield Bancorp 10 to 20 business days prior to the Election Deadline. To make an election, a holder of Northfield Bancorp common stock must submit a properly completed election form and return it, together with all stock certificates, so that the form and certificates are actually received by the exchange agent at or before the Election Deadline in accordance with the instructions on the election form. If your shares are held in a brokerage account, or “street name,” you will not need to submit certificates. Follow the written instructions from your broker regarding making your election. Northfield Bancorp stockholders will be unable to sell their shares of Northfield Bancorp common stock from the time when the election is made until the time the Merger is completed.

Under the Merger Agreement, if Northfield Bancorp stockholders elect to receive more cash than Columbia Financial, Inc. has agreed to issue in the Merger, then (i) all Northfield Bancorp stockholders who elect to receive shares of Columbia Financial, Inc. common stock will receive shares of Columbia Financial, Inc. common stock as merger consideration and (ii) all Northfield Bancorp stockholders who elect to receive cash will receive a number of shares of Columbia Financial, Inc. common stock equal to the product obtained by multiplying (x) the number of cash election shares held by such Northfield Bancorp stockholder by (y) a fraction, the numerator of which is the amount by which the total cash election shares exceed the total cash conversion number and the denominator of which is the total number of cash election shares elected by Northfield Bancorp stockholders, with the remaining number of such Northfield Bancorp stockholder’s cash election shares converted into the right to receive the cash consideration in the Merger.

Non-Election Shares

Northfield Bancorp stockholders who make no election to receive cash or shares of Columbia Financial, Inc. common stock in the Merger, and Northfield Bancorp stockholders who do not make a valid election, will be deemed not to have made an election. Stockholders not making an election may be paid in cash or shares of Columbia Financial, Inc. common stock, or a combination thereof, as determined in the sole discretion of Columbia Financial, Inc., subject to the election and proration procedures set forth in the Merger Agreement.

Post-Acquisition Business Strategy

We believe that we will be well-positioned to pursue our key business strategies following the acquisition of Northfield Bancorp. Highlights of our business strategy are:

•	Increasing our earnings by growing our balance sheet with increased emphasis on commercial business lending and core deposits.

We intend to continue growing our balance sheet through organic growth of loans and deposits. We expect this growth to increase revenue at a faster rate than expenses, resulting in increased earnings.

We have a diversified loan portfolio, which includes commercial real estate and multifamily loans, residential mortgage loans, residential and commercial construction loans, commercial business loans and consumer loans, including home equity loans and advances. We expect that commercial business loan growth will outpace other types of lending as a result of the hiring of additional commercial lenders and business development officers to expand our commercial borrower base.

Management will focus on growing core deposits through new customer acquisition and by deepening existing customer relationships. These strategies are expected to enhance our net interest margin under the current rate environment. Excess liquidity generated by the capital raised in the offering will initially be invested in securities, and we expect to deploy a portion of these funds into loans over time.

•	Employing a stockholder-focused management of capital.

Maintaining a strong capital base is critical to support our long-range business plan; however, we expect to have a high level of capital following completion of the merger and offering. Consequently, we intend to manage our capital position through asset growth, and the use of appropriate capital management tools, consistent with applicable regulations and policies and subject to market conditions. Under current federal regulations, subject to limited exceptions, we may not repurchase shares of our common stock during the first year following the completion of the offering.

Following the completion of the offering, our board of directors will have the authority to declare dividends on shares of our common stock and expects to pay dividends in the future, subject to statutory and regulatory requirements and other considerations.

•	Expanding our franchise through de novo branching, branch acquisitions and the possible acquisition of other financial institutions and/or financial services companies.

We believe there are branch expansion opportunities within our market area and adjacent markets, including other states, and we intend to grow our deposit base by adding branches to our branch network. In addition to deposit generation, our branch network also supports the generation of consumer and home equity loans and advances. While we are aware of the industry-wide branch consolidation trends, driven by lower transaction volumes, we believe that selectively expanding our network is necessary to attract new customers, fill in gaps in our existing footprint and enter adjacent markets. We believe that new smaller, more cost-efficient branch designs are appropriate for the expected transaction volumes.

Our growth strategy also includes the potential acquisition of other financial institutions. Since our initial minority offering, we have acquired four financial institutions, excluding the pending merger with Northfield. However, there is no guarantee that we will be successful in executing our acquisition strategy. While we continue to explore and evaluate acquisition opportunities, we currently have no understandings or agreements with respect to any branch acquisitions or acquisitions of other financial institutions and/or financial services companies.

•	Maintaining asset quality through the application of a prudent, disciplined approach to credit risk as part of an overall risk management program.

We employ a conservative, analytical approach to asset selection that has been tested across multiple business and interest rate cycles. This approach applies to both our investment portfolio, comprised primarily of liquid, low credit-risk, government agency-backed securities, and our loan portfolio. Our loan portfolio is subject to independent internal and external reviews, to validate adherence to policies and to identify and mitigate potential interest rate and credit risks. We utilize management information systems that provide regular insight into the level and direction of credit risk, across loan portfolio segments, including borrower- and industry-specific concentrations. We maintain limits on concentration risk, including limits on the ratio of commercial real estate and construction loan portfolios to capital. We have developed reporting, analytics and stress testing processes that we believe provide effective oversight at higher concentration levels.

We also employ pricing and risk management tools to ensure we are appropriately compensated for the risks inherent in our lending products and specific transactions. Our loan pricing model quantifies the credit and interest rate risks embedded in new loan originations and establishes target return thresholds.

We operate Risk Committees at both the management and board levels that oversee changes in the level and direction of risk. These committees review our Key Risk Indicators, which incorporate data from our Asset/Liability Committee, loan portfolio credit metrics, stress testing, cyber-risk and treasury risk (investment and funding) metrics.

•	Enhancing our technology infrastructure to broaden our product capabilities and improve product delivery and efficiency.

We have embraced many of the recent technological advancements in the banking industry, which we believe allow us to better leverage our employees by enabling them to focus on developing customer relationships, efficiently generating retail deposits, expanding the suite of products offered to customers, and competing more effectively as we grow. We continue to further enhance our digital delivery channels, both online and mobile, to deliver appealing products and services and to meet evolving customer expectations.

We also seek to implement tools that improve employee efficiency. We have deployed automated processes to eliminate certain manual tasks, enhancing both efficiency and accuracy. In addition, we are implementing artificial intelligence tools within our commercial loan underwriting process to reduce the time needed to research loan transactions and spread financial statements. We intend to evaluate additional artificial intelligence opportunities while maintaining a disciplined and responsible approach supported by appropriate governance, risk management, and data controls.

We expect continued investments in scalable technology capabilities that enhance competitive positioning, improve operational efficiency, strengthen risk management and resilience, and support long-term growth.

•	Focusing on an enhanced customer experience and continued customer satisfaction.

Columbia Bank focuses on customer experience by closely monitoring multiple feedback channels, including customer surveys, call insights, complaints and support case volume. A dedicated Client Experience Team reviews this information regularly and works with business lines to address issues, improve processes, and maintain consistent service standards. Strategic investments are centered on expanding digital banking tools, strengthening the product set, and enhancing delivery channels to meet customer needs efficiently. Columbia Bank also continues to invest in experienced front-line professionals and modernized banking facilities to ensure strong service execution across all touchpoints. This disciplined approach supports high service quality, sustained customer satisfaction, and a strong competitive position in the market.

•	Increasing fee income through continued growth of fee-based activities.

We intend to focus on growing our title insurance and insurance businesses, expanding the scope of our wealth management services, and enhancing our treasury services in order to increase revenue generated from our fee-based businesses.

We currently offer title insurance services through our title insurance agency, property and casualty insurance through our insurance agency, and wealth management services through a third-party networking arrangement. To expand these offerings, we have pursued acquisitions in recent years, including the purchase of the Jeanne S. Frey Insurance Agency book of business, and we expect to continue pursuing acquisitions of fee-based businesses following the offering. We may also consider the acquisition of other fee-based businesses such as specialty lending companies. While we continue to explore and evaluate potential acquisition opportunities, we currently have no understandings or agreements with respect to any such acquisitions.

Columbia Bank currently plans to sell a portion of its available for sale investments, not expected to exceed $400 million of Columbia Bank’s lower-yielding mortgage-backed securities, during the third quarter of 2026 following the completion of the conversion and the acquisition of Northfield Bancorp. The sale of the securities, when combined with merger expenses, is currently expected to result in a net loss for the third quarter, the amount of which will not be ascertainable until the sale of the securities occurs. We do not anticipate that the sale of any such securities will have a material effect on our financial condition given the significant amount of new capital we will raise in connection with the conversion. In addition, the securities restructuring transaction will enable Columbia Bank to reinvest the proceeds from the sale into higher-yielding assets, which we believe will improve future earnings and interest-rate risk, and improve balance sheet flexibility in the future.

See “Business of Columbia Financial and Columbia Bank” and “Business of Northfield Bancorp and Northfield Bank” for a further discussion of our business strategy.

Background of the Merger

The management and board of directors of each of Columbia Financial and Northfield Bancorp (which we refer to in this section as the “Columbia Financial board” and the “Northfield Bancorp board”, respectively) regularly review and assess the performance, strategy, competitive position, opportunities and prospects of their respective companies in light of the then-current business, interest rate, economic and regulatory environments, as well as developments in the financial sector and the opportunities and challenges facing participants in the sector, in each case with the goal of enhancing stockholder values for their respective stockholders and delivering the best possible products and services to their respective customers and communities. These reviews have included periodic consideration of, and discussions with other companies regarding, potential strategic alternatives, including business combinations, acquisitions and dispositions to further the strategic objectives of each such company, as well as remaining independent companies. As part of these reviews, each of Steven M. Klein, the Chairman, President and Chief Executive Officer of Northfield Bancorp, and Thomas J. Kemly, the President and Chief Executive Officer of Columbia Financial, have had, from time to time, informal discussions with each other, as well as with the chief executive officers of other financial institutions, regarding trends and developments, and, on occasion, strategic alternatives available to their respective companies, including potential business combinations and other strategic transactions. Each of Columbia Financial and Northfield Bancorp have also consulted periodically with representatives of nationally recognized investment banking firms with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters.

In December 2024, Mr. Klein held discussions at a banking conference with the chief executive officer of a bank holding company headquartered in New York (“Company A”). The discussions included considerations of a possible combination between Company A and Northfield Bancorp. No pricing or deal terms for a potential transaction were discussed. Mr. Klein reported the results of this discussion to the Northfield Bancorp board of directors at a subsequent board meeting.

Mr. Klein and the chief executive officer of Company A held telephone discussions over the next few weeks. Mr. Klein then met with the chief executive officer of Company A on January 7, 2025. The discussion included considerations related to the pricing of a recently announced merger transaction. Mr. Klein reported the results of these discussions to the Northfield board of directors at a subsequent board meeting.

Mr. Kemly and Mr. Klein have known each other professionally for many years, and they have served together on the board of directors of the Federal Home Loan Bank of New York since Mr. Klein’s appointment to the board in July 2024. On April 4, 2025, Mr. Kemly reached out to Mr. Klein to schedule an appointment to discuss a possible business combination between the two parties. The parties agreed to meet in June 2025.

During this same time period, conversations continued between Mr. Klein and the chief executive officer of Company A. In April 2025, a representative of a nationally recognized investment banking firm with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters, who had discussions with Company A, reached out to Mr. Klein to model a potential transaction with Company A based upon a verbal indication from Company A to purchase Northfield Bancorp at a price of $12.29 per share, or approximately 78% of Northfield’s reported tangible book value at the time of the proposal.

On April 29, 2025, the Columbia Financial board held a special board meeting with executive management to review the market for mutual to stock conversions and consider potential strategies to deploy the capital raised. Further, the merger market was discussed along with the potential benefits of executing a simultaneous merger and second step conversion. Potential merger partners were reviewed and discussed with executive management, including Northfield Bancorp. The Columbia Financial board directed management to stay abreast of market conditions and explore conversations with potential merger partners.

At a board meeting held May 22, 2025, the Northfield Bancorp board met with representatives of the nationally recognized investment banking firm to discuss a proposed transaction with Company A. The Northfield Bancorp board considered Company A’s indication of $12.29 per share of Northfield Bancorp common stock as well as information related to a potential pricing range of between $10.29 and $12.84 per share of Northfield Bancorp common stock. The board reviewed valuation and other financial summaries of Northfield Bancorp and Company A, both on a standalone and a combined basis. The Northfield Bancorp board discussed recent financial institution merger and acquisition activity, as well as other potential partners for Northfield Bancorp, both on a regional and local basis. Following these discussions, the Northfield Bancorp board determined to discontinue discussions with Company A, and instead to focus on other strategic opportunities.

Messrs. Klein and Kemly met on June 13, 2025, and discussed various topics, including the current banking market, the economy, Northfield Bancorp’s future plans and Mr. Klein’s personal plans. Mr. Kemly discussed Columbia Financial’s future plans, including consideration of a second-step conversion and the benefits and considerations of an acquisition of another financial institution in connection with such a transaction. No pricing or other deal terms for a potential transaction were discussed. Mr. Klein reported the results of this discussion to the Northfield Bancorp board of directors at a subsequent board meeting.

Messrs. Klein and Kemly met on July 2, 2025, continuing discussions regarding a potential second-step conversion by Columbia Financial in connection with a simultaneous acquisition of another financial institution, such as Northfield Bancorp. Mr. Kemly raised certain concerns of the Columbia Financial board with respect to Northfield Bancorp’s commercial real estate exposure related to its multifamily loan portfolio secured by rent-regulated properties in New York City, as well as organizational cultural considerations of both parties. Mr. Klein expressed his interest in serving as chief executive officer in the combined company if a business combination of the two companies were to occur. Mr. Kemly noted that Columbia Financial was actively in the process of completing an internal executive succession plan and that he would have to discuss with the Columbia Financial board Mr. Klein’s interest. Mr. Klein also expressed an interest in meeting with the Columbia Financial’s Chairman of the Board, Noel Holland, in order for Mr. Holland to get to know Mr. Klein better and to discuss, among other things, the organizational culture and the multifamily loan portfolio of Northfield Bancorp secured by rent-regulated properties and Mr. Klein’s interest in being a part of the executive management team of the combined company. No pricing or other deal terms for a potential transaction were discussed. Mr. Klein reported the results of this discussion to the Northfield Bancorp board of directors at a subsequent board meeting. Mr. Kemly updated Mr. Holland and the Columbia Financial board on his meeting with Mr. Klein.

In early July 2025, on behalf of Columbia Financial and as a follow up to discussions held earlier in the year, Kilpatrick Townsend provided materials to the Federal Reserve Bank of Philadelphia regarding precedential simultaneous conversion /acquisition transactions that had been approved by the banking regulators. Later that month, representatives of Kilpatrick Townsend met virtually with the applications staff of the Federal Reserve Bank of Philadelphia to discuss the materials submitted and reported the results of those discussions to Columbia Financial.

On August 13, 2025, Mr. Klein met with Messrs. Kemly and Holland The discussion focused on Northfield Bank’s culture and its New York market and the business strategy and management philosophy of each company. The parties also discussed the governance and leadership matters in connection with a possible business combination during which Mr. Klein noted that Northfield Bancorp would expect a number of board seats on the Columbia Financial and Columbia Bank boards of directors commensurate with the ownership structure of the combined entity and suggested at least four board seats. No pricing or other deal terms for a potential transaction were discussed. Mr. Klein reported the results of this discussion to the Northfield Bancorp board at a subsequent board meeting. Mr. Holland and Mr. Kemly reported to the Columbia Financial board the discussions with Mr. Klein.

On August 26, 2025, a special committee of the Columbia Financial board met to discuss executive succession planning. At that meeting, the special committee discussed Mr. Klein’s interest in becoming chief executive officer in a business combination of the two companies, Columbia Financial’s current executive succession plan, and a potential position for Mr. Klein at Columbia Financial, including potentially serving as a board member of Columbia Financial.

On that same date, Messrs. Kemly and Klein met for a dinner meeting. Mr. Klein had previously provided Mr. Kemly with detailed information regarding Northfield Bancorp’s commercial real estate portfolio, including its multifamily loan portfolio secured by rent-regulated properties in New York City. During this meeting, various topics were discussed, including an in-depth discussion regarding Northfield Bank’s multifamily loan portfolio secured by rent-regulated properties in New York City, the profiles of the Northfield Bancorp board members, and potential for a leadership role for Mr. Klein in the combined company. No pricing or other deal terms for a potential transaction were discussed. Mr. Klein reported the results of this discussion to the Northfield Bancorp board at a subsequent board meeting.

From September 3 to September 4, 2025, the senior executive management team of Columbia Financial held in-depth market intelligence review and meetings with industry experts discussing the commercial real estate market in New York City and valuations of rent-regulated multifamily properties in New York City and projections relating to such market.

On September 6, 2025, executive management of Columbia Financial met with representatives of KBW to discuss preliminary financial considerations should Columbia Financial decide to pursue a business combination with Northfield Bancorp.

On September 8, 2025, Mr. Holland and Mr. Kemly had a dinner meeting to discuss pursuing a potential business combination with Northfield Bancorp and potential concerns of the Columbia Financial board relating to such combination. Items discussed at the meeting included Northfield Bancorp’s multifamily loan portfolio secured by rent-regulated properties in New York City, the culture of the two companies, information on Northfield’s history of regulatory compliance, considerations with respect to the addition of Northfield Bancorp board members to the Columbia Financial board, and Columbia Financial’s executive succession plan. Mr. Holland and Mr. Kemly also discussed at length plans for an off-site meeting of the Columbia Financial board if Columbia Financial wanted to continue to pursue a business combination with Northfield Bancorp, with a key focus of such meeting to include a discussion of the New York City commercial real estate market and Northfield’s commercial real estate loan portfolio, and in particular, and its multifamily loans secured by rent-regulated multifamily properties in New York City, among the other matters discussed during the meeting.

On September 9, 2025 Messrs. Klein and Kemly spoke and discussed various topics, including the intention of the Columbia Financial board to maintain its existing chief executive officer succession plan with an internal candidate expected to be selected among the senior executive team as the eventual successor to Mr. Kemly. Mr. Kemly described a number of possible executive roles for Mr. Klein in a combined company. No pricing or other deal terms for a potential transaction were discussed. Mr. Klein reported the results of this discussion to the Northfield Bancorp board at a subsequent board meeting.

On September 15, 2025, Messrs. Klein, Kemly and Dennis Gibney, who then was serving as Senior Executive Vice President and Chief Financial Officer of Columbia Financial, met and discussed the respective business models of Columbia Financial and Northfield Bancorp and the potential business model of a combined organization. Mr. Gibney discussed the mechanics of a proposed acquisition in connection with a second-step conversion, including an estimated value of the combined company and a hypothetical price of $13.50 per share as the merger consideration. The parties also discussed Northfield Bancorp’s loan portfolio, with a focus on its multifamily loans secured by rent-regulated properties in New York City, business development concepts, business strategy and Columbia Financial’s executive management team. In addition, the parties discussed the timing of further board education and discussions regarding a potential business combination. Mr. Klein reported the results of this discussion to the Northfield Bancorp board at a subsequent board meeting. Mr. Kemly reported the results of this discussion to the Columbia Financial Board at a subsequent meeting.

On September 23, 2025, Messrs. Klein and Kemly spoke prior to the upcoming Northfield Bancorp board retreat to discuss the potential business combination. No price or other deal terms were discussed during this telephone conversation.

On September 25, 2025, Messrs. Kemly and Holland met and at that meeting Mr. Kemly updated Mr. Holland on his recent discussions with Mr. Klein regarding the potential business combination, with a focus on board composition, Northfield Bancorp’s New York City multifamily loan portfolio secured by rent-regulated properties, its culture and history of regulatory compliance and pricing.

On September 26, 2025, the Northfield Bancorp board met for a strategic retreat and received presentations from industry experts on a wide range of topics including the state of community banking, economic indicators, the mergers and acquisitions landscape and opportunities that might arise during the upcoming year. These presentations included a discussion of certain recent merger and acquisition transactions, as well as the potential impact on Northfield Bank from a competitive view. As part of this retreat, the Northfield Bancorp board and executive management team met with special legal counsel, Luse Gorman, PC (“Luse Gorman”). The Northfield Bancorp board also discussed with Luse Gorman the board’s fiduciary duties in general, as well as in a merger transaction. Luse Gorman reviewed various topics relating to a hypothetical second-step conversion and simultaneous acquisition transaction, including the timeline for such a transaction, the required regulatory, stockholder and depositor approvals, and the risks involved as compared to a merger without a financing contingency.

On September 29, 2025, the Compensation Committee of the Columbia Financial board met to discuss a potential role for Mr. Klein if a business combination with Northfield Bancorp was to occur in light of Columbia Financial’s executive succession plan. A special board meeting was held this same day. At this meeting, representatives of KBW provided a market overview and an overview of Columbia Financial’s preliminary financial model with respect to a potential acquisition of Northfield Bancorp by Columbia Financial, assuming a concurrent second-step conversion. Mr. Kemly and Mr. Gibney updated the board on their September 15th meeting with Mr. Klein. Further discussion was held on the potential acquisition of Northfield Bancorp.

On September 30, 2025, an executive session of the Columbia Financial board was held, without executive management present. Several board members expressed concern about the risks associated with Northfield Bancorp’s multifamily loan portfolio secured by rent-regulated properties in New York City, the need for additional information on Northfield Bancorp’s regulatory compliance, Columbia’s cultural preparation for expansion and current and potential New York City laws and regulations relating to rent-regulated properties in New York City. Primarily due to concerns about those risks and the need for further diligence, the board members concluded they did not want to take any action to move forward on the potential business combination at this time but would consider the potential acquisition at the October 2025 off-site meeting.

On October 6, 2025, Mr. Kemly discussed with Mr. Klein the current timeline for the Columbia Financial board to meet and discuss the benefits and considerations of a second-step conversion, including with a possible acquisition. Mr. Kemly also reiterated the concerns of the Columbia Financial board with respect to Northfield Bancorp’s multifamily portfolio secured by rent-regulated properties in New York City and the desire of the board to have a better understanding of Northfield Bancorp’s culture and regulatory compliance. Mr. Kemly also discussed with Mr. Klein his potential role in the combined company if a transaction were to occur as well as the current executive succession plan of Columbia Financial. Mr. Kemly advised Mr. Klein that the potential transaction would be discussed in detail at the upcoming offsite meeting of the Columbia Financial board and that a decision would be made at that meeting as to whether to pursue the second-step conversion and the potential transaction and, if so, proposed pricing and other terms of a potential transaction. However, no pricing or other terms were discussed between Messrs. Klein and Kemly. Mr. Klein reported the results of these discussions to the Northfield board of directors at a subsequent board meeting.

On October 6, 2025, Columbia Bank held its semi-annual commercial real estate credit risk review meeting, which was attended by several board members given the ongoing discussions regarding a potential acquisition of Northfield Bancorp. At the meeting, an update was provided on the New York City commercial real estate market along with other related topics.

On October 8, 2025, the special committee of the Columbia Financial board met to discuss further Columbia Financial’s executive succession plan, the structure of its senior executive management team and potential changes to that structure if a business combination were to occur.

The Columbia Financial board and executive management team held off-site meetings in Washington, DC from October 19 to October 24, 2025. On October 20, 2025, Kilpatrick Townsend reviewed with the Columbia Financial board its fiduciary responsibilities with respect to execution of Columbia Financial’s strategic plan and when considering a potential acquisition.

On October 22, 2025, representatives of RP Financial made a presentation to the Columbia Financial board and executive management team as to a potential valuation of Columbia Financial in the event it pursued a second-step conversion. Following that presentation, representatives of Kilpatrick Townsend reviewed the process for a second-step conversion, including the regulatory considerations related to an acquisition of another financial institution in connection with such a conversion and also reviewed the merger process and the board’s fiduciary responsibilities in connection with a potential acquisition. Representatives of KBW discussed capital deployment in connection with a second-step conversion, the current market for bank mergers and acquisitions and certain potential acquisitions, including a potential business combination with Northfield Bancorp.

At a board meeting held October 22, 2025, Northfield Bancorp’s board of directors discussed the benefits and considerations of engaging an advisor expert in mergers and acquisitions, including with respect to mutual-to-stock conversion transactions, and, after considering two such possible advisors, approved Mr. Klein to contact Raymond James, a nationally recognized investment banking firm with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters, to act as Northfield’s financial advisor in connection with a transaction with Columbia. The board of directors also authorized Mr. Klein and Director Frank P. Patafio to negotiate the terms and conditions of an engagement letter with Raymond James.

The Columbia Financial board met on October 23, 2025 to discuss the Northfield Bancorp potential transaction. At that meeting, and after considering the information provided at the October 22nd meeting the board determined that Columbia Financial should make an offer to Northfield Bancorp and that the merger consideration should be in the range of $12.50 to $13.00 per share. The Columbia Financial board agreed that the proposed offer would include a number of board seats commensurate with the ultimate ownership of Northfield Bancorp in the combined entity. A discussion was also held regarding the role of Mr. Klein in the combined entity. At the conclusion of the meeting, the board authorized executive management to offer between $12.50 and $13.00 per share as the merger consideration, to include a commitment for a number of board seats commensurate with the ownership of Northfield Bancorp in the combined entity and to offer Mr. Klein an executive position, the title for such position and responsibilities to be determined at a later date, and a board seat in the combined company. Kilpatrick Townsend was asked to prepare an indication of interest that reflected the terms discussed and agreed to by the Columbia Financial board.

Messrs. Klein and Kemly spoke on October 24, 2025 during which Mr. Kemly advised Mr. Klein that Columbia Financial was preparing an indication of interest letter and expected to send it to Northfield Bancorp the following week. Over the course of the next several days, Messrs. Kemly and Gibney worked with the assistance of Kilpatrick Townsend and KBW to prepare the indication of interest letter.

On October 27, 2025, the special committee of the Columbia Financial board met to further discuss the potential composition of the executive management team, the future organization chart taking into account the potential business combination, and the executive succession plan of Columbia Financial.

On October 29, 2025. Mr. Kemly called Mr. Klein and indicated his intention to send a draft non-binding indication of interest to Mr. Klein that day. Mr. Kemly further indicated that the price to be paid for each share of Northfield Bancorp common stock was expected to be between $12.50 and $13.00. Mr. Kemly indicated that combined board representation would be proportionate to the pro forma ownership of Northfield Bancorp stockholders in the combined company, with the expectation that Mr. Klein be one of the directors. Mr. Klein would serve as a key member of management in a role to be agreed to by Mr. Klein and Columbia Financial in the future. Mr. Klein reported the results of these discussions to the Northfield Bancorp board of directors at a subsequent board meeting.

On October 29, 2025, Columbia Financial provided to Northfield Bancorp a non-binding indication of interest letter (“IOI”). The IOI proposed a total consideration of 75% stock and 25% cash valued between $12.50 and $13.00 per share of Northfield Bancorp common stock. The stock component would consist of a fixed exchange ratio. The IOI indicated that Columbia Financial and Columbia Bank would add a number of Northfield Bancorp directors relative to Northfield Bancorp’s resultant ownership of the combined entity, one of which would be Mr. Klein. The IOI indicated Columbia’s intention to honor all existing employment agreements, change in control or severance agreements and severance plans of Northfield Bancorp, provided that any payments due could be handled in a tax efficient manner. The IOI further indicated Columbia’s intention to retain Mr. Klein as a key member of Columbia’s senior executive management team in a position to be determined in consultation with Mr. Klein and Columbia’s board of directors. As part of Columbia’s due diligence, Columbia Financial would meet with other members of Northfield Bancorp’s executive management team to determine whether there would be an opportunity for any such individual to continue with the combined entity. The IOI provided for an initial 45-day period for exclusive negotiations between Columbia Financial and Northfield Bancorp. The IOI included a mutual confidentiality agreement. The confidentiality agreement did not include any standstill provisions applicable to Northfield Bancorp or Columbia Financial (i.e., the agreement did not contain “don’t ask, don’t waive” provisions with respect to acquisition proposals between Northfield Bancorp and Columbia Financial).

On October 29, 2025, Mr. Klein contacted a representative of Raymond James to discuss an opportunity Northfield Bancorp was evaluating, without initially naming Columbia Financial as the potential partner. Subsequent to executing a non-disclosure agreement, Mr. Klein provided Raymond James with a copy of the IOI. Mr. Klein, in consultation with Mr. Patafio and legal counsel, then negotiated the terms and conditions of an engagement letter with Raymond James.

At a board meeting held November 19, 2025, Northfield Bancorp’s board authorized the Risk Committee, consisting of Directors Patafio (Chair), Annette Catino, John Connors, Paul Stahlin, and Rachana Kulkarni, to review and evaluate the proposed transaction with Columbia, including evaluating the IOI received from Columbia, and to engage Raymond James as Northfield Bancorp’s investment banker. Lead Director Timothy Harrison also participated in all Risk Committee meetings pertaining to the evaluation of the proposed transaction with Columbia.

On November 20, 2025, Mr. Klein executed an engagement letter between Northfield Bancorp and Raymond James, whereby Raymond James would provide Northfield Bancorp investment banking advisory services, on an exclusive basis, with respect to a merger transaction with Columbia.

On November 22, 2025, Mr. Klein and Director Patafio met with representatives of Raymond James to discuss the terms of the IOI.

The Risk Committee of Northfield Bancorp, with the assistance of Mr. Klein and Director Harrison, met with representatives of Raymond James on November 23, 2025 and November 24, 2025, to evaluate the terms of the IOI. The Risk Committee reviewed with Raymond James financial and other information relating to Columbia, as well as Columbia Financial and Northfield Bancorp on a combined basis, the potential upside value for, and operating metrics of, the combined company as compared to peer performance and the financial terms of the transaction as compared to comparable recent transactions. Following these discussions, the Risk Committee recommended to the Northfield Bancorp board that Northfield Bancorp request the following from Columbia: the type of consideration be all stock; the price per share be $15.00; a commitment from Columbia Financial to pay a dividend following the completion of the transaction; that the number of board seats to be provided to Northfield directors be four, including Mr. Klein; and the appointment of Mr. Klein as chief executive officer of the combined organization, including the specific date such appointment would be effective.

On November 23, 2025, KBW reviewed with the Columbia Financial executive management team the preliminary feedback received from Raymond James on the IOI.

On November 24, 2025, Columbia Financial held a special board meeting at which Mr. Kemly provided an update to the Columbia Financial board on the transaction and pricing changes requested by Northfield Bancorp and its request that Mr. Klein serve as chief executive officer of the combined company.

At a board meeting held November 25, 2025, the Northfield Bancorp board met, with representatives of Raymond James and Luse Gorman in attendance, to discuss the recommendations of the Risk Committee. Director Patafio reviewed the discussions of the Risk Committee that had been held with Raymond James, and the board of directors considered each of the Risk Committee’s recommendations individually. The board of directors reviewed financial metrics for the proposed transaction at various pricing levels in an all-stock transaction, as well as projected financial metrics for the combined company at the closing of the transaction. As part of this discussion, the board reviewed other potential partners for Northfield Bancorp, including six companies identified by Raymond James as having the most potential interest in pursuing a transaction with Northfield Bancorp, financial metrics of these companies, and a capacity-to-pay analysis, including at prices per share comparable to that being considered by the board of directors with respect to a transaction with Columbia Financial. Raymond James informed the board that the capacity to pay a certain price does not necessarily indicate a willingness to pay that price. Specifically, it was noted that one of these six potential partners had announced the proposed acquisition of another financial institution on November 24, 2025. The pricing of that announced acquisition on a price-to-tangible-book value basis equated to a $12.50 price per share of Northfield Bancorp common stock. It was further noted that each of the remaining partners identified as having the most potential interest, when combined with Northfield Bancorp, would have a commercial real estate concentration in excess of regulatory guidance. The Northfield Bancorp board also considered the forms of consideration that might be paid by the six potential partners identified, and the price to tangible book value of their stock. However, a combination with Columbia Financial would result in a company with a commercial real estate concentration well below regulatory guidance, enabling the combined company to continue to grow the commercial loan portfolio with which both institutions have considerable experience.

Following these discussions, the Northfield Bancorp board voted to instruct Raymond James to communicate Northfield Bancorp’s position to KBW with respect to the recommendations of the Risk Committee. Following this meeting, on November 25, 2025, representatives of Raymond James communicated Northfield Bancorp’s position to representatives of KBW.

On November 28, 2025, Columbia Financial held a special board meeting at which executive management presented revisions to the initial offer, which included changes to the price and the consideration mix, Columbia Financial’s intent with respect to dividend payment following the conversion, the number of board seats requested by Northfield Bancorp, and the position for Mr. Klein in the combined organization. Representatives of KBW and Kilpatrick Townsend were in attendance at that meeting. On the same date, Columbia Financial’s executive management consulted with RP Financial on appraisal matters regarding the potential simultaneous second-step conversion and merger with Northfield Bancorp.

On November 29, 2025, at a special board meeting, the Columbia Financial board approved an increase in the merger consideration to $13.50, which would be comprised of 85% stock consideration and 15% cash consideration; to provide for four board seats for legacy Northfield Bancorp directors; and to appoint Mr. Klein as a member of Columbia Financial’s senior executive management team.

Based upon the provision of the IOI indicating that Mr. Klein’s position with the combined company would be determined in consultation between Columbia Financial and Mr. Klein, and following discussions between Messrs. Klein and Kemly, on November 30, 2025, Mr. Klein provided Mr. Kemly an outline of proposed terms for Mr. Klein’s employment as a senior executive and chief operating officer of Columbia Financial following the completion of the proposed transaction, which terms included title and responsibilities, compensation, and additional information with respect to a form of employment agreement and benefits.

On December 3, 2025, the Columbia Financial board held a special board meeting to further discuss the pricing of the transaction and Mr. Klein’s employment proposal. At that meeting, the board authorized the submission of a revised IOI to Northfield Bancorp which increased the price to be paid per share of Northfield Bancorp common stock to $13.50, if the final appraised value of Columbia Financial at the completion of its second-step conversion was less than $2.3 billion, which would increase to $14.00 if the final appraised value of Columbia Financial was equal to or greater than $2.3 billion. The revised IOI further offered consideration of 100% stock, with stockholders of Northfield Bancorp being able to elect to receive cash consideration of up to 15% of the total consideration. The revised IOI specified that the board of the combined entity would include four members from Northfield Bancorp’s board, including Mr. Klein. The IOI indicated that Mr. Klein would be a key member of Columbia Financial’s senior executive management team in a position to be determined. The revised IOI also indicated that it was the intention of Columbia Financial to begin paying a cash dividend following the completion of its second-step conversion.

The Northfield Bancorp board met with representatives of Raymond James and Luse Gorman at a meeting held December 4, 2025. The board reviewed the terms of the revised IOI. Representatives of Raymond James noted that, in addition to the information included in the IOI, Raymond James had been informed by KBW on behalf of Columbia Financial that Mr. Klein would serve as chief operating officer of the combined organization, and that Columbia Financial was committed to paying a dividend following the completion of the transaction. The board discussed the proposed pricing in detail, including consideration of the combined organization’s strategic positioning in the marketplace and the benefits and limitations of Northfield Bancorp’s stand-alone operations. Following these discussions, the board instructed Raymond James to request a price of $14.50 per share of Northfield Bancorp common stock up to a final appraised value of Columbia Financial in its second-step conversion of $2.3 billion, with graduated price protection as Columbia’s final appraised value increased. The board also instructed Raymond James to request that up to $0.50 of the consideration could consist of a special dividend to be paid by Northfield Bancorp to its stockholders immediately prior to the completion of the transaction.

On December 9, 2025, the Columbia Financial board held a special board meeting, at which representatives of KBW and Kilpatrick Townsend were in attendance. Mr. Kemly reviewed with the board members the history of the communications with Northfield Bancorp and the negotiations on pricing, number of board seats and Mr. Klein’s position and compensation with the combined company, among other things. Mr. Gibney discussed the impact of increasing the merger consideration, potential cost savings and related matters. KBW reviewed the potential financial impact of changes in the proposed merger consideration. Following discussion, the Columbia Financial board decided to revise the IOI to the price per share to $14.25 subject to adjustment depending on the final appraised value in the second-step conversion, and to provide for up to 30% of the merger consideration to be cash. Columbia Financial directed KBW to verbally advise Raymond James of the changes and, if the changes were acceptable by Northfield Bancorp, a revised IOI would be sent.

On December 9, 2025, on behalf of Columbia Financial, KBW verbally provided revisions to the IOI to Raymond James, including a $14.25 price per share of Northfield Bancorp common stock, which would increase to $14.50 per share if Columbia Financial’s final appraised value in its second-step conversion was equal to or greater than $2.3 billion but less than $2.6 billion, and to $14.65 per share if Columbia Financial’s final appraised value was equal to or greater than $2.6 billion. The consideration would be 100% stock, with stockholders of Northfield Bancorp being able to elect to receive cash consideration of up to 30% of the total consideration, and up to $0.50 of the consideration could consist of a special dividend to be paid by Northfield Bancorp to its stockholders immediately prior to the completion of the transaction, reducing the per share price by an amount equal to the per share special dividend.

The Northfield Bancorp board met with representatives of Raymond James and Luse Gorman at a meeting held December 10, 2025, to review the terms that had been provided to Raymond James. The board determined not to request that a portion of the consideration be paid as a special cash dividend in light of the cash election option. The board reviewed the financial and other terms of the proposal in detail, including the upside potential of the value of the combined company as compared to a transaction with other companies whose stocks were trading at higher values. The board considered a potential timeframe for the transaction with Columbia Financial, including risks related to regulatory approvals, stockholder and depositor approvals, and the successful completion of Columbia Financial’s related offering. The board instructed Raymond James to request a written IOI reflecting the terms that had been provided verbally, and authorized Mr. Klein to execute the IOI if it accurately included such terms.

Columbia Financial provided Mr. Klein a revised IOI on December 11, 2025, and Mr. Klein executed the IOI on December 12, 2025.

Thereafter and continuing until the Merger Agreement was executed, Columbia Financial and Northfield Bancorp performed mutual due diligence reviews, including through documents provided in electronic data rooms and through a series of due diligence meetings covering relevant topics. Northfield Bancorp and Columbia Financial established virtual data rooms on December 17, 2025, and December 22, 2025, respectively, containing information about each party to facilitate the due diligence process. The Columbia Financial board and the Northfield Bancorp board continued to receive periodic updates from the companies’ respective management and advisors on matters related to the proposed merger transaction and the parties’ mutual due diligence process throughout this period.

On December 18, 2025, Messrs. Kemly and Gibney and Kilpatrick Townsend met virtually with the Federal Reserve Bank of Philadelphia to discuss the terms of the IOI with respect to its proposed acquisition of Northfield Bancorp in connection with a second-step conversion. Mr. Kemly had previously notified the OCC of the potential transaction and updated the OCC earlier that week that the IOI was accepted by Northfield Bancorp.

On December 19, 2025, Luse Gorman sent to Kilpatrick Townsend via email a list of items that Northfield Bancorp requested be included in the Merger Agreement, which list was provided to Columbia Financial. The items primarily concerned employee-related matters, including the treatment of executive employment and change in control agreements, the terms of Mr. Klein’s employment agreement, as well as an advisory board for those Northfield Bancorp directors that are not selected to serve on the Columbia Financial board and the effect of the acquisition on Northfield Bank Foundation.

On January 7, 2025, the parties conducted mutual due diligence at an offsite location. In attendance at the diligence meeting were senior executive officers from Columbia Financial and Northfield Bancorp, Raymond James, KBW, Kilpatrick Townsend, Luse Gorman, and RP Financial. Further diligence meetings were held over the course of the next several weeks between Columbia Financial and Northfield Bancorp to discuss operations, integration, employees and related matters. Additional in-person due diligence meetings were conducted by the parties during the month of January.

On January 8, 2026, Kilpatrick Townsend distributed a draft of the Merger Agreement to Luse Gorman. Throughout January 2026, the parties negotiated the Merger Agreement and ancillary documents, including the distribution of revised drafts of the Merger Agreement, a new employment agreement for Mr. Klein and settlement agreements for all executive officers, conducted continuing document due diligence and prepared disclosure schedules.

At a special meeting held on January 21, 2026, the Northfield Bancorp board reviewed with Luse Gorman and Raymond James the Merger Agreement (copies of which were previously provided to the board of directors) and received a report as to the status of the transaction, including due diligence. The board of directors reviewed in detail the pricing and other financial terms of the proposed Merger Agreement. Legal counsel again discussed Northfield Bancorp’s board’s fiduciary duties in connection with the proposed transaction. The board reviewed the voting agreement that they would be expected to execute, and discussed the proposed executive compensation arrangements for Mr. Klein and Northfield Bancorp’s other executive officers, with Mr. Klein and other executive officers excused for that portion of the discussion. The board also discussed that, on December 29, 2025, an additional potential acquirer for Northfield Bancorp, as previously discussed with the Northfield Bancorp board, announced the proposed acquisition of another financial institution. The pricing of that acquisition on a price-to-tangible-book value basis equated to a $12.98 price per share of Northfield Bancorp common stock.

On January 21, 2026, Columbia Financial’s Compensation Committee met to discuss the employment arrangements for Mr. Klein, including his position with the combined organization and areas of responsibility, compensation and benefits as well as his existing employment agreement with Northfield Bancorp and the change in control payments under that agreement.

On January 23, 2026, Columbia Financial’s board of directors met in a special meeting at which representatives of KBW and Kilpatrick Townsend were in attendance. The Compensation Committee reported to the board its discussions and recommendations regarding Mr. Klein’s employment arrangement with Columbia Financial and Columbia Bank and Mr. Kemly provided an update on considerations related to the other members of the Northfield Bancorp executive team, including possible positions with the combined organization. Members of the executive team provided updates on from the ongoing diligence with a focus on the Northfield loan portfolio and the credit mark on the portfolio, expansion into the Staten Island market, the Northfield Bank Foundation and cost savings in connection with the Merger.

On January 26, 2026, Kilpatrick Townsend distributed to Northfield Bancorp’s counsel a preliminary draft of an employment agreement to be entered into between Columbia Financial and Mr. Klein, to be effective at the closing of the transaction, as well as a settlement agreement that would terminate Mr. Klein’s existing employment agreement with Northfield Bancorp, also to be effective at the closing of the transaction. The proposed employment agreement would be similar to those entered into between Columbia Financial and its executive officers other than the Columbia Financial Chief Executive Officer.

On January 27, 2026, Messrs. Klein and Kemly met virtually to discuss open items in the Merger Agreement relating to employee matters and Mr. Klein’s employment arrangements. Also in attendance at that meeting were representatives of Kilpatrick Townsend and Luse Gorman.

At a regular board meeting held on January 28, 2026, representatives of Kilpatrick Townsend, representatives of KBW and Messrs. Kemly and Gibney reviewed with the board of directors the Merger Agreement (copies of which were previously provided to the board members) and discussed changes from the prior version of the Merger Agreement, including changes relating to Mr. Klein’s employment agreement. Kilpatrick Townsend also reviewed with the board members the plan of conversion and reorganization for the second-step conversion, the articles of incorporation and bylaws for the new Maryland corporation to be formed in connection with the conversion and related documents. Kilpatrick Townsend discussed again the fiduciary responsibility of the board in connection with the acquisition transaction.

At a regular meeting held on January 28, 2026, the Northfield Bancorp board reviewed with Luse Gorman and Raymond James the Merger Agreement (copies of which were previously provided to the board of directors) and discussed revisions compared to the previous version reviewed by the board of directors. The board of directors reviewed in detail the pricing and other financial terms of the proposed Merger Agreement. Legal counsel again discussed Northfield Bancorp’s board’s fiduciary duties in connection with the proposed transaction. The board of directors again discussed the proposed executive compensation arrangements for Mr. Klein and Northfield Bancorp’s other executive officers, with Mr. Klein and other executive officers excused for that portion of the discussion.

At a special meeting held on January 31, 2026, the boards of directors of Columbia Financial, Inc., Columbia Financial, Columbia Bank MHC and Columbia Bank met with representatives of KBW and Kilpatrick Townsend in attendance. Before the meeting, the boards of directors had been provided with the proposed Merger Agreement and financial presentation materials from KBW and the proposed plan of conversion for the second-step conversion and related ancillary documents for both. The boards reviewed in detail the pricing and other financial terms of the proposed Merger Agreement. At this meeting, KBW reviewed the financial aspects of the proposed Merger and rendered to the Columbia Financial board of an opinion, which was initially verbally rendered and confirmed in a written opinion dated January 31, 2026, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed Merger was fair, from a financial point of view, to Columbia Financial, Inc. All questions posed by the directors were answered by management, representatives of KBW or Kilpatrick Townsend, as appropriate. Kilpatrick Townsend also discussed the proposed resolutions regarding the proposed Merger that the members of the boards would be requested to approve, as well as the proposed resolutions regarding the conversion transaction that the boards would be requested to approve. After considering the proposed Merger Agreement, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the boards of directors, the Columbia Financial board voted unanimously to approve the Merger Agreement with Northfield Bancorp substantially in the form presented, and voted unanimously to approve the plan of conversion and ancillary documents. Following this vote, and after considering the proposed Merger Agreement and plan of conversion, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the boards of directors, the boards of directors voted unanimously to approve the Merger Agreement in substantially the form presented, to approve the plan of conversion, to recommend that Columbia Financial stockholders vote to approve the Merger Agreement and the Merger, and to authorize management, with the assistance of counsel, to finalize and execute the Merger Agreement and all related documents and to file the required applications with the bank regulators for the acquisition. The Columbia Financial board also voted unanimously to approve the plan of conversion in substantially the form presented, to recommend that the depositor members of Columbia Bank MHC vote to approve the conversion, to recommend that Columbia Financial stockholders vote to approve the conversion, and to authorize management, with the assistance of counsel, to finalize the plan of conversion and all related documents.

At a special meeting held on January 31, 2026, the boards of directors of Northfield Bancorp and Northfield Bank met with representatives of Raymond James and Luse Gorman in attendance, to review the final Merger Agreement and ancillary documents, and to consider the approval of the Merger Agreement and the transactions contemplated by it. Before the meeting, the boards of directors had been provided the proposed Merger Agreement and a financial presentation prepared by Raymond James. The boards reviewed in detail the pricing and other financial terms of the proposed Merger Agreement. Legal counsel again discussed Northfield Bancorp’s board’s fiduciary duties in connection with the proposed transaction. At this meeting, Raymond James reviewed the financial aspects of the proposed Merger and rendered to the Northfield Bancorp board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated January 31, 2026, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James as set forth in its opinion, the merger consideration in the proposed Merger was fair, from a financial point of view, to the holders of Northfield Bancorp common stock. All questions posed by the directors were answered by management, representatives of Raymond James or Luse Gorman, as appropriate. Luse Gorman also discussed the proposed resolutions regarding the proposed Merger that the independent members of the boards (all directors except for Mr. Klein) would be requested to approve, as well as the proposed resolutions regarding the proposed Merger that the full boards would be requested to approve. After considering the proposed Merger Agreement, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the boards of directors, the independent members of the boards of directors voted unanimously to approve the Merger Agreement with Columbia Financial and Columbia Bank in substantially the form presented, and with Mr. Klein and other members of management excused, voted unanimously to approve the executive compensation arrangements for Mr. Klein. Following this vote, and after considering the proposed Merger Agreement, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the boards of directors, the boards of directors voted unanimously to approve the Merger Agreement in substantially the form presented, to approve the executive compensation arrangements for senior executive officers, including Mr. Klein, to recommend that Northfield Bancorp stockholders vote to approve the Merger Agreement and the Merger, and to authorize management, with the assistance of counsel, to finalize and execute the Merger Agreement and all related documents.

On January 31, 2026, Northfield Bancorp and Columbia Financial executed the Merger Agreement and, prior to the opening of the stock market on February 2, 2026, issued a joint press release to publicly announce the execution of the Merger Agreement. In connection with the issuance of the press release, Columbia Financial also announced the adoption of the Plan of Conversion.

Northfield Bancorp’s Reasons for the Merger

After careful consideration, the Northfield Bancorp board, at a meeting held on January 31, 2026, unanimously (1) determined that the Merger is in the best interests of Northfield Bancorp and its stockholders and (2) approved and adopted the Merger Agreement and the transactions contemplated thereby.

In reaching its decision on the Merger Agreement, the Merger and other matters contemplated by the Merger Agreement, the Northfield Bancorp board, in consultation with Northfield Bancorp’s executive management, as well as with Northfield Bancorp’s legal and financial advisors, considered a number of factors, including, but not limited to, the following:

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each of Northfield Bancorp’s, Columbia Financial’s and the combined company’s business, operations, financial condition, regulatory capital, loan concentrations, asset quality, earnings, risk management, and prospects;

•	that Columbia Financial’s business, operations, products, services, and risk profile complement those of Northfield Bancorp, its communities, and the businesses and residents thereof;

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each of Northfield Bancorp’s, Columbia Financial’s and the combined company’s commitment to supporting underserved businesses and residents of our communities, including a lending, investing and serving the banking, affordable housing, education, and financial literacy needs of our communities;

•	the rationale for the Merger, including that the combined company will be competitively positioned to capitalize on market opportunities throughout attractive portions of New York and New Jersey;

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the Northfield Bancorp board’s belief that Columbia Financial’s markets and prospects, and the synergies potentially available in the Merger, would significantly improve the combined company’s market position, increase scale to enhance efficiencies and leverage investments in people and technology, and provide greater diversity and growth of revenue growth opportunities, which would potentially create superior future earnings and prospects for the combined company compared to Northfield Bancorp’s earnings and prospects on a stand-alone basis;

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the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint, including the additional capital to be raised by Columbia Financial in its offering and the pro forma level of commercial real estate loans as a percentage of capital on a combined basis;

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the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environment, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Northfield Bancorp’s potential growth, development, financial results and strategic options both with and without the Merger;

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the complementary nature of the cultures and operational philosophies of the two companies, including with respect to their community banking business model, strategic focus, client service, credit cultures, risk profiles and community commitment, and the Northfield Bancorp board’s belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

•	the strengthened ability to recruit and retain top talent across the combined markets;

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the anticipated pro forma financial impact of the Merger on the combined company, including the expected positive impact on financial metrics, including earnings per share, and the expectation that the tangible book value per share dilution from the Merger would be earned back within a reasonable period following closing;

•	the potential for appreciation in the stock price of Columbia Financial common stock since the shares to be issued in the Merger were at a discount to its peers and a discount to tangible book value;

•	the expectation of significant efficiencies, including cost savings, resulting from the Merger;

•	the Northfield Bancorp board’s review and discussions with Northfield Bancorp’s senior management concerning Northfield Bancorp’s due diligence examination of Columbia Financial;

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that up to 100% of the merger consideration can be in Columbia Financial common stock, which offers all Northfield Bancorp stockholders the opportunity to participate as stockholders of Columbia Financial in the future earnings and performance of the combined company;

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assuming Columbia Financial closed its offering at the minimum of the offering range, that Northfield Bancorp stockholders would own approximately 23% of the combined enterprise following completion of the Merger;

•	that up to 30% of the merger consideration can be comprised of cash, which provides Northfield Bancorp stockholders the opportunity for certainty of value;

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that the exchange ratio would increase depending on the amount of stock Columbia Financial sells in its offering, which the Northfield Bancorp board believed was important to compensate for the decreasing discount of the Columbia Financial stock in relation to tangible book value at higher points in the offering range;

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the intention for the Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes, thereby affording holders of Northfield Bancorp common stock the opportunity to exchange their shares for shares of Columbia Financial common stock on a tax-free basis;

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the merger consideration offered by Columbia Financial, which represented a 17.3% premium over the closing price of Northfield Bancorp common stock on January 29, 2026, 0.86x Northfield Bancorp’s tangible book value per share and 11.9x of its consensus estimated 2026 earnings per share;

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the enhanced potential for liquidity to Northfield Bancorp stockholders given the increased market capitalization of the combined company from $508 million on January 29, 2026, the latest practicable day before the announcement of the Merger, to approximately $2.59 billion on a pro forma basis also as of such date after giving effect to the Merger with Columbia Financial assuming the closing of the Columbia Financial offering at the minimum of the offering range;

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the fact that current directors of Northfield Bancorp would be provided four seats on the boards of each of Columbia Financial, Inc. and Columbia Bank, including one seat for President and Chief Executive Officer Steven Klein;

•	that Mr. Klein’s executive position in the combined company would provide continuity of Northfield Bancorp management with respect to future operations;

•	Columbia Financial’s intention to begin paying a cash dividend following the completion of the transaction;

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the opinion, dated January 31, 2026, of Raymond James to the Northfield Bancorp board, to the effect that, subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Raymond James in connection with the preparation of its opinion, the merger consideration to be received by the holders of Northfield Bancorp common stock was fair, from a financial point of view, to such holders as more fully described under the section of this Joint Proxy Statement/Prospectus entitled “The Merger —Opinion of Northfield Bancorp’s Financial Advisor”;

•	the fact that Northfield Bancorp stockholders would be entitled to dissenters’ rights in connection with the Merger;

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the Northfield Bancorp board’s review with Northfield Bancorp’s legal counsel of the material terms of the Merger Agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions;

•	the Northfield Bancorp board’s expectation that the requisite regulatory approvals could be obtained in a timely fashion;

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under the terms of the Merger Agreement, the ability of the Northfield Bancorp board to withhold, withdraw, modify or qualify its recommendation to the Northfield Bancorp stockholders, including submitting the Merger Agreement for stockholder approval without any recommendation, if it determines in good faith, after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor, that recommending or continuing to recommend approval of the Merger Agreement to Northfield Bancorp stockholders would more likely than not result in a violation of its fiduciary duties under applicable law;

•	that the Merger Agreement includes a requirement for Columbia Financial to pay Northfield Bancorp a termination fee of $6.0 million in certain circumstances;

•	the effects of the Merger on Northfield Bancorp’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Columbia Financial;

•	that Northfield Bancorp stockholders will have the opportunity to vote to approve the Merger; and

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the Northfield Bancorp board’s view that the combined company would allow for greater career mobility and growth opportunities for its employees, as well as enhanced recruiting and succession planning abilities.

The Northfield Bancorp board also considered potential risks related to the Merger but concluded that the anticipated benefits of the Merger were likely to outweigh these risks. These potential risks include:

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the enhanced regulatory and other approvals required in connection with the Merger as compared to a merger without a concurrent conversion and offering and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;

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the costs to be incurred in connection with the Merger and the integration of Columbia Financial’s business and Northfield Bancorp’s business, and the possibility that the Merger and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

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the possibility that the anticipated benefits of the Merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Northfield Bancorp and Columbia Financial operate businesses;

•	the possibility of encountering difficulties in successfully integrating Northfield Bancorp’s and Columbia Financial’s businesses, operations and workforce;

•	the risk of losing key Northfield Bancorp or Columbia Financial employees or customers during the pendency of the Merger and thereafter;

•	certain anticipated Merger-related costs, which could also be higher than expected;

•	the possible diversion of management attention and resources from the operation of Northfield Bancorp’s business towards the completion of the Merger and the integration of the two companies;

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the restrictions on the conduct of Northfield Bancorp’s business during the period between execution of the Merger Agreement and the consummation of the Merger, which could potentially delay or prevent Northfield Bancorp from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the Merger;

•	the potential effect of the Merger on Northfield Bancorp’s overall business, including its relationships with customers, employees, suppliers and regulators;

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that the Merger Agreement contains certain restrictions on the ability of Northfield Bancorp to solicit proposals for alternative transactions or engage in discussions regarding such proposals, including the requirement for Northfield Bancorp to pay Columbia Financial a termination fee of $23.7 million in certain circumstances;

•	the potential for legal claims challenging the Merger; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement About Forward-Looking Statements” of this Joint Proxy Statement/ Prospectus.

The foregoing discussion of the information and factors considered by the Northfield Bancorp board is not intended to be exhaustive, but includes the material factors considered by the Northfield Bancorp board. In reaching its decision to approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Northfield Bancorp board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Northfield Bancorp board considered all these factors as a whole, including through its discussions with Northfield Bancorp’s management and financial and legal advisors, in evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

For the reasons set forth above, the Northfield Bancorp board determined that the Merger Agreement and the Merger are in the best interests of Northfield Bancorp and its stockholders. The Northfield Bancorp board unanimously recommends that Northfield Bancorp stockholders vote “FOR” approval of the Merger Agreement.

It should be noted that this explanation of the reasoning of the Northfield Bancorp board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this Joint Proxy Statement/Prospectus titled “Risk Factors” and “Cautionary Statement Forward-Looking Statements.”

Opinion of Northfield Bancorp’s Financial Advisor

Northfield Bancorp retained Raymond James as financial advisor on November 20, 2025. Raymond James is a globally-recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to its engagement, the Northfield Bancorp board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the Northfield Bancorp stockholders of the consideration to be received by such holders in the Merger pursuant to the Merger Agreement.

At the January 31, 2026 meeting of the Northfield Bancorp board of directors, representatives of Raymond James rendered Raymond James’s opinion, subsequently confirmed in writing and dated January 31, 2026, to the Northfield Bancorp board of directors (in its capacity as such), as to the fairness, as of such date, from a financial point of view, to the Northfield Bancorp stockholders of the consideration to be received by such holders in the Merger pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Raymond James in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex C to this Joint Proxy Statement/ Prospectus. The summary of the opinion of Raymond James set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Northfield Bancorp stockholders are urged to read the entire opinion carefully in connection with their consideration of the Merger Agreement and the Merger. The opinion of Raymond James speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger.

Raymond James provided its opinion for the information of the Northfield Bancorp board of directors (in its capacity as such) in connection with, and for purposes of, its consideration of the Merger and its opinion only addresses whether the merger consideration to be received by Northfield Bancorp stockholders in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Merger contemplated thereby, the underlying business decision of Northfield Bancorp to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Northfield Bancorp, or any other transaction in which Northfield Bancorp might engage. The Raymond James opinion does not constitute a recommendation to the Northfield Bancorp board of directors or to any Northfield Bancorp stockholder as to how the Northfield Bancorp board of directors, such stockholder or any other person should vote or otherwise act with respect to the Merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Northfield Bancorp common stock or Columbia Financial common stock following the announcement of the Merger or Columbia Financial, Inc. common stock following the consummation of the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Northfield Bancorp, Columbia Financial or Columbia Financial, Inc. at that time. Raymond James’s opinion was approved by Raymond James’s fairness opinion committee.

In connection with its review of the proposed Merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed a draft of the Merger Agreement dated as of January 30, 2026;

•	reviewed a draft of the Plan of Conversion and Reorganization of Columbia Bank MHC dated as of January 30, 2026;

•	reviewed a preliminary draft of the Independent Valuation dated as of January 22, 2026;

•

reviewed certain information related to the historical condition and prospects of Northfield Bancorp and Columbia Financial, as made available to Raymond James by or on behalf of Northfield Bancorp, including, but not limited Bancorp to, financial projections for Northfield Bancorp that were prepared using financial projections for the year ended December 31, 2026 prepared by the management of Northfield Bancorp with further years extrapolated based on appropriate growth rates, which were reviewed and approved for Raymond James’s use by the management of Northfield Bancorp (the “Projections”);

•

reviewed Northfield Bancorp’s and Columbia Financial’s audited financial statements for the years ended December 31, 2022, December 31, 2023 and December 31, 2024 and unaudited financial statements for the twelve-month period ended December 31, 2025;

•

reviewed certain of Northfield Bancorp’s and Columbia Financial’s recent public filings and certain other publicly available information regarding Northfield Bancorp and Columbia Financial that Raymond James deemed to be relevant;

•	reviewed the financial and operating performance of Northfield Bancorp and Columbia Financial and those of other selected public companies that Raymond James deemed to be relevant;

•	considered certain publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the then-current and historical market prices for shares of Northfield Bancorp common stock and the then-current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•

received a certificate addressed to Raymond James from the Chief Financial Officer of Northfield Bancorp regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of Northfield Bancorp; and

•

discussed with members of the senior management of Northfield Bancorp and Columbia Financial certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry including, but not limited to, the past and then-current business operations of Northfield Bancorp and Columbia Financial, respectively, and the financial condition and future prospects and operations of Northfield Bancorp and Columbia Financial, respectively.

With Northfield Bancorp’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information that was available to Raymond James from public sources, supplied by or on behalf of Northfield Bancorp or Columbia Financial or otherwise reviewed by or discussed with Raymond James. Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Northfield Bancorp or Columbia Financial was a party or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Northfield Bancorp or Columbia Financial was a party or may become subject. With Northfield Bancorp’s consent, Raymond James’s opinion made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertions. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Northfield Bancorp or Columbia Financial. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Northfield Bancorp’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of Northfield Bancorp, and Raymond James relied upon Northfield Bancorp to advise Raymond James promptly if any information previously provided became inaccurate, misleading or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James assumed that the final form of the Merger Agreement would be substantially similar to the draft reviewed by Raymond

James, and that the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Merger, Northfield Bancorp or Columbia Financial that would be material to its analyses or opinion.

The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of January 30, 2026, and any material change in such circumstances and conditions would require a reevaluation of the Raymond James opinion, which Raymond James is under no obligation to undertake. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Northfield Bancorp or Columbia Financial since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect. As the Northfield Bancorp board of directors was aware, the credit, financial and stock markets had been experiencing, and do experience, volatility from time to time and Raymond James expressed no opinion or view as to any potential effects of such volatility on the Merger, Northfield Bancorp or Columbia Financial. The Raymond James opinion did not purport to address any potential, or actual developments in any such credit, financial and stock markets on the merger consideration after January 31, 2026, and any such developments may affect the conclusions Raymond James reached in its opinion, which Raymond James is under no obligation to update, reaffirm, or revise.

Raymond James expressed no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. Raymond James provided advice to the Northfield Bancorp board of directors with respect to the proposed Merger. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. Raymond James did not solicit indications of interest with respect to a transaction involving Northfield Bancorp nor did Raymond James advise Northfield Bancorp with respect to its strategic alternatives. Raymond James’s opinion did not express any opinion as to the likely trading range of the shares of Northfield Bancorp common stock or Columbia Financial common stock following the announcement of the Merger or Columbia Financial, Inc. common stock following the consummation of the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Northfield Bancorp, Columbia Financial or Columbia Financial, Inc. at that time. The Raymond James opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by the Northfield Bancorp stockholders as of the date of the Raymond James opinion.

Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Northfield Bancorp board of directors to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Northfield Bancorp, on the fact that Northfield Bancorp was assisted by legal, accounting, regulatory and tax advisors, and, with the consent of Northfield Bancorp, relied upon and assumed the accuracy and completeness of the assessments by Northfield Bancorp and its advisors, as to all legal, accounting and tax matters with respect to Northfield Bancorp and the Merger, including, without limitation, that the Merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Raymond James is not an expert in generally accepted accounting principles in the United States (GAAP) in general and also specifically regarding the evaluation of allowances for credit losses and Raymond James did not independently verify such allowances or review or examine any individual loan or credit files. Raymond James assumed, with Northfield Bancorp’s consent, that the allowance for credit losses (i) set forth in the respective financial statements of Northfield Bancorp and Columbia Financial were adequate to cover such losses, (ii) would be adequate on a pro forma basis for the combined entity and (iii) complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements.

In formulating its opinion, Raymond James considered what Raymond James understood to be the Merger consideration to be received by Northfield Bancorp stockholders, and Raymond James did not consider, and did not express an opinion on, the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of Northfield Bancorp’s officers, directors or employees) or class of such persons, whether relative to the consideration received by the holders of Northfield Bancorp common stock or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Northfield Bancorp, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (ii) the fairness of the Merger to any one class or group of Northfield Bancorp’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Northfield Bancorp’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger among or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Merger on the solvency or viability of Northfield Bancorp or Columbia Financial or the ability of Northfield Bancorp or Columbia Financial to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Northfield Bancorp board of directors at its meeting on January 31, 2026, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Northfield Bancorp or the contemplated Merger. For purposes of its opinion, with Northfield Bancorp’s consent, Raymond James assumed that the Merger consideration to be received by the holders of Northfield Bancorp common stock was $14.25 per share. The summary below is not a complete description of all the analyses underlying the Raymond James opinion or the presentation made by Raymond James to the Northfield Bancorp board of directors, but is a summary of the material financial analyses performed and presented by Raymond James. The summary includes information presented in tabular format. To fully understand the material financial analyses reviewed by Raymond James, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of such material financial analyses.

Selected Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant in its professional judgment for its analysis. Raymond James selected certain bank and thrift companies that: (i) were headquartered in New Jersey or New York; (ii) had total assets between $2.0 billion and $10.0 billion; (iii) had a last twelve months core return on average assets less than 1.15% as shown by S&P Global Market Intelligence; (iv) had NPAs/assets less than 2.00%; (v) had a commercial real estate concentration ratio greater than 350%; and (vi) was traded on either the Nasdaq or the New York Stock Exchange. The aforementioned financial characteristics were shown for the bank subsidiary if consolidated data was unavailable, and the financial characteristics were based on the most recent period reported as of December 31, 2025, if available, otherwise for the period reported as of September 30, 2025. The selected group excluded (i) companies that were targets of announced mergers and acquisitions and (ii) mutual holding companies. No company used in the analysis described below is identical or directly comparable to Northfield Bancorp. The following selected companies were deemed relevant by Raymond James:

• Metropolitan Bank Holding Corp. (NY)	• Ponce Financial Group, Inc. (NY)

• Kearny Financial Corp. (NJ)	• Chemung Financial Corporation (NY)

• Peapack-Gladstone Financial Corporation (NJ)	• Hanover Bancorp, Inc. (NY)

• First Bank (NJ)	• Princeton Bancorp, Inc. (NJ)

Raymond James calculated various financial multiples for each selected public company, including the closing price per share on January 30, 2025, compared to: (i) tangible book value (“TBV”) per share; (ii) last twelve months core earnings per share (“LTM Core EPS”) as calculated by S&P Global Market Intelligence; (iii) estimated 2026 earnings per share (“2026 EPS”) based on consensus analyst estimates as shown by S&P Global Market Intelligence; and (iv) estimated 2027 earnings per share (“2027 EPS”) based on consensus analyst estimates as shown by S&P Global Market Intelligence. The estimates published by Wall Street research analysts were not prepared in connection with the Merger or at the request of Raymond James and may not prove to be accurate. Raymond James reviewed the minimum, 25th percentile, mean, median, 75th percentile and the maximum relative valuation multiples of the selected public companies and compared them to the corresponding valuation multiples for Northfield Bancorp implied by the merger consideration. The results of the selected companies’ analysis are summarized below:

	Columbia Financial / Northfield Bancorp	Selected Companies Analysis
		Minimum	25th Pctl.	Mean	Median	75th Pctl.	Maximum
Price / TBV per share	86%	78%	95%	106%	101%	126%	128%
Price / LTM Core EPS	13.7x	9.3x	12.1x	13.6x	14.4x	15.1x	17.5x
Price / 2026 EPS	11.9x	8.4x	8.7x	9.7x	9.1x	10.0x	12.9x
Price / 2027 EPS	10.6x	6.9x	7.8x	8.5x	8.1x	8.8x	11.8x

Taking into account the results of the selected companies analysis, Raymond James applied the minimum, 25th percentile, mean, median, 75th percentile and the maximum of the price to tangible book value per share ratio, LTM Core EPS, 2026 EPS and 2027 EPS multiples to the corresponding financial data for Northfield Bancorp. Raymond James then compared those implied values to $14.25, the value attributed to the per share merger consideration for the purposes of the Raymond James opinion. The results of this analysis are summarized below:

	Implied Per Share Consideration
	Minimum	25th Pctl.	Mean	Median	75th Pctl.	Maximum
Price / TBV per share	$12.95	$15.71	$17.53	$16.74	$20.79	$21.12
Price / LTM Core EPS	$9.69	$12.58	$14.17	$14.97	$15.70	$18.25
Price / 2026 EPS	$10.12	$10.39	$11.66	$10.92	$12.05	$15.49
Price / 2027 EPS	$9.36	$10.50	$11.48	$10.97	$11.84	$15.95

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Northfield Bancorp based on the Projections. Raymond James calculated projected free cash flows to maintain a CRE concentration ratio of 400%, which projected free cash flows were $38.5 million for 2025, $59.9 million for 2026, $21.0 million for 2027, $21.7 million for 2028, $22.3 million for 2029 and $23.0 million for 2030. Consistent with the periods included in the Projections, Raymond James used estimated calendar year 2031 as the final year for the analysis and applied multiples, ranging from 8.0x to 10.0x, to estimated calendar year 2031 adjusted earnings to derive a range of estimated terminal values for Northfield Bancorp in 2030. The projected free cash flows and terminal values were discounted to present value using rates ranging from 11.7% to 13.7%. The discount rate range was chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Northfield Bancorp common stock. The results of the discounted cash flow analysis indicated a range of values for Northfield Bancorp from $10.42 per share to $13.05 per share, which Raymond James compared to $14.25, the per share value of the merger consideration for the purposes of the Raymond James opinion. The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates, and the results are not necessarily indicative of actual value or future results.

Selected Transactions Analysis. Raymond James reviewed certain publicly available information relating to selected transactions announced since January 1, 2024 involving targets that: (i) were headquartered in the Mid-Atlantic (Delaware, District of Columbia, Maryland, New Jersey, New York and Pennsylvania) and New England (Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont); (ii) had total assets between $2.0 billion and $10.0 billion; (iii) had a last twelve months core return on average assets less than 1.15% as shown by S&P Global Market Intelligence; and (iv) had NPAs/assets less than 2.00%. The selected group excluded mergers of equals transactions. Financial data for the selected targets was based on the most recent period reported prior to announcement of the respective transaction. No transaction used in the analysis described below is identical or directly comparable to the contemplated Merger. The selected transactions (with respective transaction announcement dates shown) used in the analysis included:

•	Acquisition of Flushing Financial Corp. by OceanFirst Financial Corp. (12/29/25)

•	Acquisition of Blue Foundry Bancorp by Fulton Financial Corp. (11/24/25)

•	Acquisition of HarborOne Bancorp, Inc. by Eastern Bankshares, Inc. (4/24/25)

•	Acquisition of ESSA Bancorp, Inc. by CNB Financial Corp. (1/10/25)

•	Acquisition of Penns Woods Bancorp, Inc. by Northwest Bancshares, Inc. (12/17/24)

•	Acquisition of Enterprise Bancorp, Inc. by Independent Bank Corp. (12/09/24)

•	Acquisition of Evans Bancorp, Inc. by NBT Bancorp Inc. (9/09/24)

•	Acquisition of The First of Long Island Corp. by ConnectOne Bancorp, Inc. (9/05/24)

Raymond James examined valuation multiples of transaction value compared to the target companies’ (i) most recent quarter end tangible book value (“TBV”) per share as shown by S&P Global Market Intelligence; (ii) last twelve months core earnings per share (“LTM Core EPS”) as shown by S&P Global Market Intelligence; (iii) current fiscal year earnings per share (“Current FY EPS”); and (iv) next fiscal year earnings per share (“Next FY EPS”). Forward net income estimates for the Current FY EPS and Next FY EPS multiples were based on consensus analyst estimates as shown by S&P Global Market Intelligence. The estimates published by Wall Street research analysts for the companies involved in the selected transaction analysis were not prepared in connection with the Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the minimum, 25th percentile, mean, median, 75th percentile and maximum relative valuation multiples of the selected transactions.

	Columbia Financial / Northfield Bancorp	Selected Transaction Multiples
		Minimum	25th Pctl.	Mean	Median	75th Pctl.	Maximum
Price / TBV per share	86%	75%	79%	107%	95%	137%	156%
Price / LTM Core EPS	13.7x	12.3x	12.9x	14.6x	14.0x	15.9x	18.4x
Price / 2026 EPS	11.9x	13.5x	14.1x	16.8x	14.6x	17.2x	24.5x
Price / 2027 EPS	10.6x	10.6x	10.7x	12.9x	11.3x	13.4x	18.3x

Furthermore, Raymond James applied the minimum, 25th percentile, mean, median, 75th percentile and maximum relative valuation multiples of the selected transactions to Northfield Bancorp’s tangible book value per share, last twelve months core net income, current fiscal year earnings per share and forward fiscal year earnings per share. Raymond James then compared those implied values to $14.25, the value attributed to the per share merger consideration for the purposes of the Raymond James opinion. The results of this analysis are summarized below:

	Implied Per Share Consideration
	Minimum	25th Pctl.	Mean	Median	75th Pctl.	Maximum
Price / TBV per share	$12.33	$13.07	$17.68	$15.72	$22.60	$25.69
Price / LTM Core EPS	$12.85	$13.47	$15.24	$14.54	$16.53	$19.21
Price / Current FY EPS	$16.16	$16.95	$20.12	$17.47	$20.64	$29.39
Price / Next FY EPS	$14.32	$14.51	$17.37	$15.21	$18.08	$24.72

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to the significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Northfield Bancorp.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Northfield Bancorp. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Northfield Bancorp board of directors (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the Northfield Bancorp stockholders of the consideration to be received by such holders in the Merger pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Northfield Bancorp board of directors in making its determination to approve the Merger. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the Northfield Bancorp board of directors’ or Northfield Bancorp management’s views with respect to Northfield Bancorp, Columbia Financial or the Merger.

For its services as financial advisor to Northfield Bancorp in connection with the Merger, Northfield Bancorp has agreed to pay Raymond James a transaction fee of $6.4 million, $1.0 million of which was due and payable upon the rendering of Raymond James’s opinion (regardless of the conclusion reached in the opinion) and the remainder of which will be paid upon, and subject to, consummation of the Merger. Northfield Bancorp has also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Northfield Bancorp and Columbia Financial for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In the two-year period preceding the date of its opinion letter, Raymond James engaged in certain fixed income trading activity with Columbia Bank, a subsidiary of Columbia Financial, for which it received compensation of approximately $80,000. In the two-year period preceding the date of its opinion letter, Raymond James did not receive any fees from Northfield Bancorp. Raymond James did not provide any other investment banking services to Northfield Bancorp in the two-year period preceding the date of its opinion letter, nor had Raymond James provided any investment banking services to Columbia Financial in the two-year period preceding the date of its opinion letter. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to Northfield Bancorp and/or Columbia Financial or other participants in the Merger in the future, for which Raymond James may receive compensation.

Columbia Financial’s Reasons for the Merger

After careful consideration, the board of directors of Columbia Financial, at a special meeting on January 31, 2026, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Columbia Financial, Inc. common stock in connection with the Merger, are advisable and fair to and in the best interests of Columbia Financial and its stockholders, (ii) approved and adopted the Merger Agreement, and the transactions contemplated thereby (including the Merger and the issuance of shares of Columbia Financial, Inc. in connection with the Merger) and (iii) recommended the approval by Columbia Financial stockholders of the Columbia Merger Proposal.

In reaching this decision, the Columbia Financial board of directors evaluated the Merger Agreement, the Merger and the other matters contemplated by the Merger Agreement in consultation with Columbia Financial’s senior management, as well as with Columbia Financial’s legal and financial advisors, and considered a number of factors, including the following:

•	each of Columbia Financial’s and Northfield Bancorp’s business, operations, financial condition, asset quality, earnings and prospects;

•

the strategic fit of the business lines and the operating philosophies of the two institutions, including that Columbia Financial’s and Northfield Bancorp’s respective businesses, operations and risk profiles complement each other;

•

the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on Columbia Financial’s potential growth, development, productivity and strategic options both with and without the Merger;

•

the expanded possibilities for growth that would be available to Columbia Financial, given its expanded suite of product offerings, larger capital and deposit base, and broader footprint in New Jersey and the greater New York City metropolitan area;

•

the compatibility of Columbia Financial’s and Northfield Bancorp’s cultures and values, including their conservative risk management and compliance cultures and shared commitment to customer service, employee experience, community reinvestment, active community involvement, and environmental, social and governance efforts;

•	the compatibility of Columbia Financial’s and Northfield Bancorp’s credit philosophies;

•

the complementary nature of Columbia Financial’s and Northfield Bancorp’s products, customers and footprints, which Columbia Financial believes should provide the opportunity to mitigate risks, generate additional capital and increase potential returns;

•

the benefits and opportunities Northfield Bancorp will bring to Columbia Financial, including enhanced scale, which will improve the ability of the surviving corporation to attract and retain customers and talent;

•

the benefits and opportunities Columbia Financial will bring to Northfield Bancorp, including enhanced scale and product offerings, which will improve the ability of the surviving corporation to attract and retain customers and talent;

•

its views with respect to the strategic alternatives potentially available to Columbia Financial, including focusing exclusively on organic growth, pursuing other acquisitions and pursuing transformative transactions (including large acquisitions);

•

the fact that the Merger would combine two strong banking franchises with over $18 billion in assets, resulting in a combined company that is the third largest bank headquartered in New Jersey by market share;

•

the expectation that the transaction will be generally tax-free for U.S. federal income tax purposes to stockholders of Northfield Bancorp who receive shares of Columbia Financial, Inc. as merger consideration;

•

the anticipated pro forma financial impact of the Merger on Columbia Financial, including tangible book value dilution that has the potential to be earned back following completion of the Merger, as well as the positive impact on earnings, earnings per share, return on equity, asset quality, balance sheet diversity, funding costs and potential capital generation;

•

the expectation of cost synergies resulting from the Merger, which will enable, among other things, increased spending on technology that will enhance the existing strong risk management systems utilized by Columbia Financial and Northfield Bancorp and deliver more innovative digital products and better service to the surviving corporation’s customers and employees;

•

Columbia Financial’s past record of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of Columbia Financial’s management and infrastructure, which can be leveraged to successfully complete the integration process;

•

its review and discussions with Columbia Financial’s senior management concerning Columbia Financial’s due diligence examination of Northfield Bancorp, including with respect to, among other areas, its operations, financial condition, credit quality, loan portfolio and legal and regulatory compliance programs and prospects;

•	its expectation that Columbia Financial, Inc. stockholders will own approximately 84.6% of the surviving corporation’s common stock, based on the Preliminary Midpoint;

•

the opinion, dated January 31, 2026, of KBW to Columbia Financial’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Columbia Financial, Inc. of the aggregate merger consideration in the Merger, as more fully described below under “Description of the Merger—Opinion of Columbia Financial’s Financial Advisor”;

•

its review with Columbia Financial’s outside legal counsel of the material terms of the Merger Agreement, including the representations, covenants, transaction protection and termination provisions, tax treatment and closing conditions;

•	its expectation that the requisite regulatory approvals for the Merger and the Bank Merger could be obtained in a timely fashion;

•	the fact that Columbia Financial stockholders will have the opportunity to vote to approve the Columbia Merger Proposal and the Columbia Conversion Proposal;

•

the fact that nine of 13 total directors of the surviving corporation will be members of the Columbia Financial board of directors, and that all Columbia Financial directors as of the effective time of the Merger will continue as directors of the surviving corporation; and

•	the fact that all of Columbia Financial’s senior executive management team will continue in their current roles with the surviving corporation following the completion of the Merger.

The Columbia Financial board of directors also considered the potential risks related to the proposed transaction. The board concluded that the anticipated benefits of acquiring Northfield Bancorp were likely to outweigh these risks substantially. These potential risks included:

•

the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where Columbia Financial and Northfield Bancorp operate businesses;

•

the costs to be incurred in connection with the Merger and the integration of Northfield Bancorp’s business into Columbia Financial’s and the possibility that the proposed transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•

the possibility that the anticipated pro forma impact of the Merger on Columbia Financial will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions, including as a result of sustained market volatility or significant changes in interest rates;

•	the impact of anticipated purchase accounting adjustments on the anticipated pro forma tangible book value and regulatory capital levels of Columbia Financial and Columbia Bank;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Columbia Financial and Northfield Bancorp;

•	the risk of losing key Columbia Financial or Northfield Bancorp employees during the pendency of the Merger and following the completion of the Merger;

•	the possible diversion of management focus and resources from the operation of Columbia Financial’s business while working to implement the proposed transaction and integrate the two companies;

•

the risk that the regulatory and other approvals required in connection with the Merger, including regulatory and other approvals for the Conversion, may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Columbia Financial, Inc. following the completion of the Merger;

•	the ownership dilution caused by Columbia Financial’s issuance of additional shares of its capital stock in connection with the proposed transaction;

•	the potential for legal claims challenging the Merger; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement About Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Columbia Financial board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Columbia Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, including through its discussions with, and questioning of, Columbia Financial’s management and Columbia Financial’s outside financial and legal advisors, and overall considered the factors to support its determination.

For the reasons set forth above, the Columbia Financial board of directors determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are advisable and fair to and in the best interests of Columbia Financial and its stockholders.

Certain of Columbia Financial’s directors and executive officers have other interests in the Merger that are different from, or in addition to, those of Columbia Financial stockholders generally, as discussed under the caption “Description of the Merger—Interests of Columbia Financial’s Directors and Executive Officers in the Merger.” The Columbia Financial board of directors was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to Columbia Financial stockholders.

It should be noted that this explanation of the reasoning of the Columbia Financial board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section captioned “Cautionary Statement About Forward-Looking Statements.”

Accordingly, the Columbia Financial board of directors unanimously recommends that Columbia Financial stockholders vote “FOR” the Columbia Conversion Proposal, “FOR” the Columbia Merger Proposal and “FOR” the Columbia Adjournment Proposal.

Opinion of Columbia Financial’s Financial Advisor

Columbia Financial engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to Columbia Financial as financial advisor to Columbia Financial in connection with the Merger, including an opinion to the Columbia Financial board of directors as to the fairness, from a financial point of view, to Columbia Financial, Inc. of the aggregate merger consideration in the proposed Merger. Columbia Financial selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Columbia Financial board held on January 31, 2026 at which the Columbia Financial board evaluated the proposed Merger. At this meeting, KBW reviewed the financial aspects of the proposed Merger and rendered an opinion to the Columbia Financial board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the aggregate merger consideration in the proposed Merger was fair, from a financial point of view, to Columbia Financial, Inc. The Columbia Financial board approved the Merger Agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Columbia Financial board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, of the aggregate merger consideration in the proposed Merger to Columbia Financial, Inc. It did not address the underlying business decision of Columbia Financial to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the Columbia Financial board in connection with the Merger, and it does not constitute a recommendation to any stockholder of Columbia Financial or any other entity as to how to vote or act in connection with the Merger or any other matter (including, with respect to holders of Northfield Bancorp common stock, what election any such stockholder should make with respect to the Merger Exchange Ratio or the Per Share Cash Consideration), nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

At the direction of Columbia Financial and without independent verification, KBW relied upon and assumed for purposes of its analyses and opinion, that the Final Independent Valuation would be approximately $2.291 billion based on the Preliminary Midpoint and, as such, less than $2.3 billion and that 30% of the total number of shares of Northfield Bancorp common stock would be converted into the Per Share Cash Consideration of $14.25 and 70% of the total number of shares of Northfield Bancorp common stock would be converted into the Merger Exchange Ratio of 1.425 shares of Columbia Financial, Inc. common stock. At the direction of Columbia Financial and without independent verification, based on the Preliminary Midpoint, KBW relied upon and assumed for purposes of its analyses and opinion, that the exchange ratio in the Conversion would be 2.2035 shares of Columbia Financial, Inc. common stock for each share of common stock of Columbia Financial held by Columbia Financial common stockholders (other than Columbia Bank MHC) and that the Columbia Financial, Inc. common stock offerings in connection with the Conversion would result in gross proceeds of approximately $1.675 billion.

In connection with this opinion, KBW has reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Columbia Financial and Northfield Bancorp and bearing upon the Merger, including among other things, the following:

•	the execution version of the Merger Agreement dated as of January 31, 2026;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Columbia Financial;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Columbia Financial;

•	certain draft unaudited financial results for the fiscal quarter ended December 31, 2025 of Columbia Financial (provided by Columbia Financial);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Northfield Bancorp;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Northfield Bancorp;

•	certain draft unaudited financial results for the fiscal quarter ended December 31, 2025 of Northfield Bancorp (provided by Northfield Bancorp);

•

certain regulatory filings of Columbia Financial and Northfield Bancorp and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 and the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025;

•	certain other interim reports and other communications of Columbia Financial and Northfield Bancorp to their respective stockholders; and

•

other financial information concerning the respective businesses and operations of Columbia Financial and Northfield Bancorp furnished to KBW by Columbia Financial and Northfield Bancorp or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Columbia Financial and Northfield Bancorp;

•	the assets and liabilities of Columbia Financial and Northfield Bancorp;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•

a comparison of certain financial and stock market information of Columbia Financial and Northfield Bancorp with similar information for certain other companies, the securities of which are publicly traded;

•

publicly available consensus “street estimates” of Northfield Bancorp, as well as assumed Northfield Bancorp long-term growth rates provided to KBW by Northfield Bancorp management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Columbia Financial management and with the consent of the Columbia Financial board;

•

publicly available consensus “street estimates” of Columbia Financial as well as adjustments thereto provided to KBW by Columbia Financial management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Columbia Financial board;

•

pro forma financial data of Columbia Financial, Inc. as of or for the period ended December 31, 2025, as adjusted for the Conversion and related Columbia Financial, Inc. common stock offerings, that was prepared by Columbia Financial management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Columbia Financial board; and

•

estimates regarding certain pro forma financial effects of the Merger on Columbia Financial, Inc. (including without limitation the cost savings expected to result or be derived from the Merger) that were prepared by Columbia Financial management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Columbia Financial board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the respective managements of Columbia Financial and Northfield Bancorp regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. At the direction of Columbia Financial, KBW used and relied on the Conversion Price Per Share (as defined in the Merger Agreement) of $10.00.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied, with the consent of Columbia Financial, upon Northfield Bancorp management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Northfield Bancorp and the assumed Northfield Bancorp long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Northfield Bancorp referred to above that such estimates were consistent with, the best currently available estimates and judgments of Northfield Bancorp management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied upon Columbia Financial management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Columbia Financial, the adjustments thereto, and the estimates regarding certain pro forma financial effects of the Merger on Columbia Financial, Inc. (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Columbia Financial referred to above that such estimates were consistent with, the best currently available estimates and judgments of Columbia Financial management and that the forecasts, projections and estimates reflected in such information (as adjusted by Columbia Financial management in the case of the publicly available consensus “street estimates” of Columbia Financial) would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Columbia Financial and Northfield Bancorp referred to above, was based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the managements of Columbia Financial and Northfield Bancorp and with the consent of the Columbia Financial board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Columbia Financial or Northfield Bancorp since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses and KBW assumed, without independent verification and with Columbia Financial’s consent, that the aggregate allowances for credit losses for each of Columbia Financial and Northfield Bancorp are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Columbia Financial or Northfield Bancorp, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Columbia Financial or Northfield Bancorp under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Columbia Financial and Northfield Bancorp of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

that the Merger and any related transactions (including, without limitation, the Bank Merger, the Conversion and related Columbia Financial, Inc. common stock offerings) would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the execution version reviewed by KBW and referred to above), with no adjustments to the aggregate merger consideration (including the stock or cash components thereof) and with no other consideration or payments in respect of Northfield Bancorp common stock;

•	that the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;

•	that each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions would be satisfied without any waivers or modifications to the Merger Agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Columbia Financial, Columbia Financial, Inc., Northfield Bancorp or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger.

KBW assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Columbia Financial that Columbia Financial relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Columbia Financial, Columbia Financial, Inc., Northfield Bancorp, the Merger and any related transaction, and the Merger Agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the aggregate merger consideration in the Merger to Columbia Financial, Inc. KBW expressed no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger, the Conversion and related Columbia Financial, Inc. Common Stock offerings), including without limitation, the form or structure of the Merger (including the form of aggregate merger consideration or the allocation thereof between stock and cash) or any related transaction, the treatment of the stockholders of Columbia Financial and the members of Columbia Bank MHC in the Conversion, any consequences of the Merger or any related transaction to Columbia Financial, Columbia Financial, Inc., their respective stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, charitable foundation or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any related transaction, or otherwise. KBW’s opinion is necessarily based upon conditions as they exist and can be evaluated on the date of the opinion and the information made available to KBW through the date of the opinion. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. Developments subsequent to the date of KBW’s opinion may have affected, and developments may affect the conclusion reached in KBW’s opinion and that KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW expressed no view or opinion as to any appraisal value obtained by Columbia Financial, Columbia Bank MHC or Columbia Financial, Inc. that is used in connection with the Conversion or related Columbia Financial, Inc. common stock offerings or as to any differences between the Final Independent Valuation (and the resulting aggregate stock consideration and cash consideration in the Merger) and the amounts thereof that have been directed to assume for purposes of the analyses and its opinion. KBW’s opinion does not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Columbia Financial to engage in the Merger or enter into the Merger Agreement;

•	the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Columbia Financial or the Columbia Financial board;

•

any business, operational or other plans with respect to Northfield Bancorp or the pro forma entity that may be currently contemplated by Columbia Financial or the Columbia Financial board or that may be implemented by Columbia Financial or the Columbia Financial board subsequent to the closing of the Merger;

•

the fairness of the amount or nature of any compensation to any of Columbia Financial’s or Columbia Financial, Inc.’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Columbia Financial, Inc. common stock or the stockholders of Columbia Financial or relative to the aggregate merger consideration;

•

the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Columbia Financial, Columbia Financial, Inc., Northfield Bancorp or any other party to any transaction contemplated by the Merger Agreement;

•

any election by holders of Northfield Bancorp common stock to receive the Per Share Cash Consideration or the Merger Exchange Ratio, or the actual allocation among such holders between cash and stock (including, without limitation, any reallocation thereof as a result of proration or otherwise pursuant to the Merger Agreement) or the relative fairness of the Merger Exchange Ratio and the Per Share Cash Consideration in the Merger;

•

what the Final Independent Valuation (and the resulting aggregate stock consideration and cash consideration in the Merger) actually would be and whether Columbia Financial, Inc. would have sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration at the closing of the Merger;

•	the actual value of Columbia Financial, Inc. common stock to be issued in connection with the Merger;

•

the prices, trading range or volume at which Columbia Financial common stock or Northfield Bancorp common stock would trade following the public announcement of the Merger or the prices, trading range or volume at which Columbia Financial, Inc. common stock would trade following the consummation of the Merger;

•	any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Merger Agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Columbia Financial, Columbia Financial, Inc., Northfield Bancorp, any of their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger, the Conversion and related Columbia Financial, Inc. common stock offerings), including whether or not the Merger and the Bank Merger would each qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Columbia Financial and Northfield Bancorp. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Columbia Financial board in making its determination to approve the Merger Agreement and the proposed Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Columbia Financial board with respect to the fairness of the aggregate merger consideration. The type and amount of consideration payable in the proposed Merger were determined through negotiation between Columbia Financial and Northfield Bancorp and the decision of Columbia Financial to enter into the Merger Agreement was solely that of the Columbia Financial board.

The following is a summary of the material financial analyses presented by KBW to the Columbia Financial board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Columbia Financial board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an indicative transaction value for the proposed Merger of $14.25 per outstanding share of Northfield Bancorp common stock, or approximately $596.6 million in the aggregate, based on the Per Share Cash Consideration of $14.25 and the Merger Exchange Ratio of 1.425 shares of Columbia Financial, Inc. common stock (assuming the Final Independent Valuation would be approximately $2.291 billion based on the Preliminary Midpoint, and, as such, less than $2.3 billion) and the Conversion Price Per Share of $10.00. In addition to the financial analyses described below, KBW reviewed with the Columbia Financial board of directors for informational purposes, among other things, an implied transaction multiple for the proposed Merger (based on the implied transaction value for the proposed Merger of $14.25 per outstanding share of Northfield Bancorp common stock) of 11.9x Northfield Bancorp’s estimated 2026 earnings per share (“EPS”) using publicly available consensus “street estimates” of Northfield Bancorp.

Columbia Financial Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Columbia Financial to 11 selected major exchange-traded banks and thrifts headquartered in the Mid-Atlantic and Northeast regions of the United States with total assets between $8 billion and $20 billion and a most recent quarter nonperforming assets / total assets ratio less than 1.00%. Merger targets, mutual holding companies and Puerto Rican banks were excluded from the selected companies. KBW also reviewed certain illustrative financial condition and valuation metrics of Columbia Financial fully converted into Columbia Financial, Inc. as of December 31, 2025 (“Columbia Financial Fully Converted”) based on the Preliminary Midpoint.

The selected companies were as follows (shown by column in descending order of total assets):

Community Financial System, Inc.	S&T Bancorp, Inc.
NBT Bancorp Inc.	Amalgamated Financial Corp.
Dime Community Bancshares, Inc.	Tompkins Financial Corporation
OceanFirst Financial Corp.	Univest Financial Corporation
ConnectOne Bancorp, Inc.	CNB Financial Corporation
First Commonwealth Financial Corporation

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available or as of the end of such periods and market price information as of January 30, 2026. KBW also used 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for Columbia Financial (as adjusted by Columbia Financial management in the case of 2026 and 2027 EPS estimates for Columbia Financial Fully Converted) and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Columbia Financial’s historical financial statements, or the data presented under the section “Description of the Merger— Opinion of Northfield Bancorp’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Columbia Financial and the selected companies:

	Columbia		Selected Companies
					25th	75th
	Financial		Average	Median	Percentile	Percentile
MRQ Core Return on Average Assets(1)	0.59%		1.21%	1.26%	0.96%	1.42%
MRQ Core Return on Average Tangible Common Equity(1)	6.3%		14.2%	14.0%	11.1%	16.6%
MRQ Net Interest Margin	2.36%		3.51%	3.44%	3.21%	3.79%
MRQ Fee Income / Revenue Ratio(2)	13.0%		16.9%	13.6%	9.2%	22.5%
MRQ Efficiency Ratio	68.1	%(3)	56.9%	58.2%	61.1%	53.3%

(1)

Based on core income after taxes and before extraordinary items, excluding gain on sale of securities, amortization and impairment of intangibles, and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gains / (losses) on sale of securities.
(3)	Excluded gains (losses) on sale of securities and merger-related expenses.

KBW’s analysis also showed the following concerning the financial condition of Columbia Financial and the selected companies and also certain corresponding metrics for Columbia Financial Fully Converted:

		Columbia Financial Fully Converted(1)	Selected Companies
	Columbia Financial		Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	9.6%	21.0%	8.9%	8.8%	8.2%	9.5%
Leverage Ratio	10.3%	21.5%	9.9%	9.5%	9.3%	10.2%
CET1 Ratio	14.0%	33.5%	12.3%	12.1%	11.4%	13.3%
Total Capital Ratio	15.0%	34.5%	14.8%	14.6%	14.1%	15.8%
Loans / Deposits	98.2%		89.8%	92.4%	84.8%	99.2%
Loan Loss Reserves / Loans	0.82%		1.07%	1.15%	0.90%	1.23%
Nonperforming Assets / Assets	0.34%		0.43%	0.34%	0.53%	0.33%
MRQ Net Charge-Offs / Average Loans	0.03%		0.23%	0.17%	0.32%	0.09%

(1)

Based on pro forma financial data of Columbia Financial, Inc. as of December 31, 2025, as adjusted for the Conversion and related Columbia Financial, Inc. common stock offerings, provided by Columbia Financial management. At the direction of Columbia Financial, based on the Preliminary Midpoint, KBW assumed that the exchange ratio in the Conversion would be 2.2035 shares of Columbia Financial, Inc. common stock for each share of common stock of Columbia Financial held by Columbia Financial common stockholders (other than Columbia Bank MHC) and that the Columbia Financial, Inc. common stock offerings in connection with the Conversion would result in gross proceeds of approximately $1.675 billion.

In addition, KBW’s analysis showed the following concerning the market performance of Columbia Financial and the selected companies and also certain corresponding metrics for Columbia Financial Fully Converted based on the Conversion Price Per Share of $10.00 and using publicly available consensus “street estimates” of Columbia Financial as adjusted by Columbia Financial management:

		Columbia Financial Fully Converted(1)	Selected Companies
	Columbia Financial		Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	9.1%		7.1%	8.0%	5.1%	10.7%
One-Year Total Return	9.1%		10.7%	11.6%	9.1%	14.7%
Year-To-Date Stock Price Change	4.7%		8.1%	7.0%	5.2%	9.6%
Stock Price / Tangible Book Value per Share	1.62x	0.89x	1.49x	1.33x	1.20x	1.55x
Stock Price / 2026 Estimated EPS	23.6x	20.1x	10.2x	10.2x	9.5x	10.8x
Stock Price / 2027 Estimated EPS	19.1x	19.2x	9.1x	9.2x	7.7x	9.9x
Dividend Yield	—		3.0%	3.0%	2.7%	3.3%
LTM Dividend Payout	—		38.6%	41.3%	28.5%	44.3%

(1)

At the direction of Columbia Financial, based on the Preliminary Midpoint, KBW assumed that the exchange ratio in the Conversion would be 2.2035 shares of Columbia Financial, Inc. common stock for each share of common stock of Columbia Financial held by Columbia Financial common stockholders (other than Columbia Bank MHC) and that the Columbia Financial, Inc. common stock offerings in connection with the Conversion would result in gross proceeds of approximately $1.675 billion.

No company used as a comparison in the above selected companies analysis is identical to Columbia Financial or Columbia Financial Fully Converted. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Northfield Bancorp Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Northfield Bancorp to 11 selected major exchange-traded banks and thrifts headquartered in New Jersey, Connecticut or the New York City MSA with total assets between $2.0 billion and $10.0 billion and MRQ core return on average assets less than 2.00%. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows (shown by column in descending order of total assets):

Amalgamated Financial Corp.	BCB Bancorp, Inc.
Metropolitan Bank Holding Corp.	Ponce Financial Group, Inc.
Kearny Financial Corp.	Unity Bancorp, Inc.
Peapack-Gladstone Financial Corporation	Hanover Bancorp, Inc.
First Bank	Princeton Bancorp, Inc.
Bankwell Financial Group, Inc.

To perform this analysis, KBW used profitability and other financial information for the MRQ or LTM periods available or as of the end of such periods and market price information as of January 30, 2026. KBW also used 2026 and 2027 EPS estimates taken from publicly available consensus “street estimates” for Northfield Bancorp and the selected companies. Where consolidated holding company level financial data for Northfield Bancorp and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Data necessary to calculate CET1 Ratio and Total Capital Ratio was not available for Northfield Bancorp due to utilization of Community Bank Leverage Ratio (CBLR) framework. Certain financial data presented in the tables below may not correspond to the data presented in Northfield Bancorp’s historical financial statements, or the data presented under the section “Description of the Merger—Opinion of Northfield Bancorp’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Northfield Bancorp and the selected companies:

			Selected Companies
	Northfield Bancorp		Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	0.95	%(3)	0.94%	1.12%	0.58%	1.24%
MRQ Core Return on Average Tangible Common Equity(1)	7.8	%(3)	9.7%	12.3%	7.1%	13.4%
MRQ Net Interest Margin	2.70%		3.44%	3.57%	3.06%	3.72%
MRQ Fee Income / Revenue Ratio(2)	11.3%		10.8%	9.8%	7.9%	12.0%
MRQ Efficiency Ratio	50.9	%(3)	57.1%	54.1%	64.2%	50.7%

(1)

Based on core income after taxes and before extraordinary items, excluding gain on sale of securities, amortization and impairment of intangibles, and nonrecurring items as defined by S&P Global Market Intelligence.

(2)	Excluded gains / (losses) on sale of securities.
(3)	Adjusted to exclude goodwill impairment charge incurred by Northfield Bancorp in the fourth fiscal quarter of 2025.

KBW’s analysis also showed the following concerning the financial condition of Northfield Bancorp (to the extent available) and the selected companies:

		Selected Companies
	Northfield Bancorp	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	12.0%	9.3%	8.9%	8.5%	9.9%
Leverage Ratio	12.1%	10.5%	9.5%	9.3%	10.4%
CET1 Ratio	—	12.2%	12.9%	10.5%	13.8%
Total Capital Ratio	—	15.0%	14.0%	13.2%	15.9%
Loans / Deposits	96.0%	98.5%	100.2%	93.7%	102.4%
Loan Loss Reserves / Loans	0.99%	1.14%	1.14%	1.03%	1.25%
Nonperforming Assets / Assets	0.28%	0.81%	0.72%	0.87%	0.54%
MRQ Net Charge-Offs / Average Loans	0.04%	0.48%	0.13%	0.36%	0.01%

In addition, KBW’s analysis showed the following concerning the market performance of Northfield Bancorp and the selected companies (excluding the impact of the LTM dividend payout ratio for one of the selected companies, which ratio was considered to be not meaningful because it was greater than 100.0%):

		Selected Companies
	Northfield Bancorp	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	6.9%	13.1%	13.2%	4.4%	19.6%
One-Year Total Return	12.1%	15.8%	15.9%	5.6%	23.2%
Year-To-Date Stock Price Change	7.8%	7.0%	4.4%	2.0%	9.5%
Stock Price / Tangible Book Value per Share	0.75x	1.09x	1.05x	0.93x	1.28x
Stock Price / 2026 Estimated EPS	10.3x	9.5x	9.3x	8.8x	9.5x
Stock Price / 2027 Estimated EPS	9.1x	8.3x	8.4x	7.7x	8.7x
Dividend Yield	4.2%	2.8%	1.7%	1.2%	3.4%
LTM Dividend Payout(1)	52.0%(2)	29.7%	19.9%	12.1%	40.0%

(1)	One of the selected companies did not pay dividends.
(2)	Adjusted to exclude goodwill impairment charge incurred by Northfield Bancorp in the fourth fiscal quarter 2025.

No company used as a comparison in the above selected companies analysis is identical to Northfield Bancorp. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 27 selected U.S. bank transactions announced since January 1, 2024 with announced deal values between $250 million and $1 billion. Transactions with non-bank buyers and transactions with reverse merger structures were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
OceanFirst Financial Corp.	Flushing Financial Corporation
Burke & Herbert Financial Services Corp.	LINKBANCORP, Inc.
CVB Financial Corp.	Heritage Commerce Corp
Associated Banc-Corp	American National Bank
Park National Corporation	First Citizens Bancshares, Inc.
FirstSun Capital Bancorp	First Foundation Inc.
Nicolet Bankshares, Inc.	MidWestOne Financial Group, Inc.
Farmers National Banc Corp.	Middlefield Banc Corp.
Prosperity Bancshares, Inc.	Southwest Bancshares, Inc.
National Bank Holdings Corporation	Vista Bancshares Inc.
TowneBank	Dogwood State Bank
Prosperity Bancshares, Inc.	American Bank Holding Corporation
Glacier Bancorp, Inc.	Guaranty Bancshares, Inc.
First Financial Bancorp.	Westfield Bancorp
Commerce Bancshares, Inc.	FineMark Holdings, Inc.
Seacoast Banking Corporation of Florida	Villages Bancorporation, Inc.
Eastern Bankshares, Inc.	HarborOne Bancorp, Inc.
FB Financial Corporation	Southern States Bancshares, Inc.
Northwest Bancshares, Inc.	Penns Woods Bancorp, Inc.
Independent Bank Corp.	Enterprise Bancorp, Inc.
EverBank Financial Corp	Sterling Bank and Trust, FSB
ConnectOne Bancorp, Inc.	The First of Long Island Corporation
First Busey Corporation	CrossFirst Bankshares, Inc.
German American Bancorp, Inc.	Heartland BancCorp
WesBanco, Inc.	Premier Financial Corp.
United Bankshares, Inc.	Piedmont Bancorp, Inc.
Wintrust Financial Corporation	Macatawa Bank Corporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or public investor presentations filed by the transaction parties, the one-year forward EPS estimates for the acquired company at the announcement of the respective selected transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•

Price per common share to core tangible book value per share of the acquired company (calculated as standalone transaction value adjusted to exclude excess tangible common equity divided by core tangible common equity; excess tangible common equity calculated based on maintaining a tangible common equity to tangible assets ratio of 9.00%);

•

Core deposit premium of the acquired company (calculated as diluted transaction value less tangible common equity as a percentage of core deposits (total deposits less time deposits greater than $100,000));

•

Price per common share to estimated EPS of the acquired company for the first full fiscal year after the announcement of the respective selected transaction, referred to as FWD EPS, in the 24 selected transactions in which FWD EPS for the acquired company was available at announcement from consensus “street estimates” or public investor presentations filed by the transaction parties; and

•

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income).

The resulting transaction multiples and core deposit premiums for the selected transactions were compared with the corresponding transaction multiples and core deposit premiums for the proposed Merger based on the indicative transaction value for the proposed Merger of $14.25 per outstanding share of Northfield Bancorp common stock and using historical financial information for Northfield Bancorp as of or for the 12-month period ended December 31, 2025 and Northfield Bancorp’s 2027 EPS estimate taken from publicly available consensus “street estimates” for Northfield Bancorp.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples of five of the selected transactions, which multiples were considered not meaningful because they were less than 0.0x or greater than 30.0x):

	Columbia Financial / Northfield Bancorp	Selected Transactions
		25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	0.86x	1.35x	1.53x	1.46x	1.62x
Price / Core Tangible Book Value Per Share	0.82x	1.35x	1.51x	1.44x	1.63x
Core Deposit Premium	(2.6%)	4.3%	6.4%	5.8%	8.4%
Price / FWD EPS	10.6x	10.7x	11.5x	12.0x	12.5x
Price / LTM EPS	14.5x(1)	12.3x	13.5x	13.7x	15.3x

(1)	Adjusted to exclude goodwill impairment charge incurred by Northfield Bancorp in the fourth fiscal quarter 2025.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Northfield Bancorp or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Columbia Financial, Inc. (or Columbia Financial where indicated) and Northfield Bancorp to various pro forma balance sheet and income statement items and the combined market capitalization of the companies. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) pro forma balance sheet data of Columbia Financial, Inc. as of December 31, 2025, based on the Preliminary Midpoint and as adjusted for the Conversion and related Columbia Financial, Inc. common stock offerings, provided by Columbia Financial management (or, where applicable, balance sheet data for Columbia Financial as of December 31, 2025 provided by Columbia Financial) and balance sheet data for Northfield Bancorp as of December 31, 2025 provided by Northfield Bancorp, (ii) publicly available consensus “street estimates” of Columbia Financial, certain adjustments to the Columbia Financial “street estimates” provided by Columbia Financial management and publicly available consensus “street estimates” of Northfield Bancorp; and (iii) market price information as of January 30, 2026. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the respective implied pro forma ownership percentages of Columbia Financial stockholders and Northfield Bancorp stockholders in the combined company based on a Merger Exchange Ratio of 1.425 shares of Columbia

Financial, Inc. common stock at a 70% stock / 30% cash aggregate merger consideration mix and also assuming 100% stock consideration for illustrative purposes:

	Columbia Financial, Inc. (1) / Columbia Financial % of Total	Northfield Bancorp % of Total
Ownership:
Ownership at 1.425x Merger Exchange Ratio (70.0% stock / 30.0% cash)	84.6%	15.4%
Ownership at 1.425x Merger Exchange Ratio (100% stock)	79.3%	20.7%
Balance Sheet:
Assets	68.6%	31.4%
Gross Loans Held For Investment	68.3%	31.7%
Deposits	67.8%	32.2%
Tangible Common Equity (Columbia Financial Excl. the Conversion)	60.2%	39.8%
Tangible Common Equity	79.1%	20.9%
Income Statement:
2026 Estimated Earnings	68.9%	31.1%
2027 Estimated Earnings	66.2%	33.8%
Market Information:
Pre-Transaction Market Capitalization	81.6%	18.4%

(1)

Unless otherwise indicated, at the direction of Columbia Financial, based on the Preliminary Midpoint, assumed that the Columbia Financial, Inc. common stock offerings in connection with the Conversion would result in gross proceeds of approximately $1,675 million.

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Columbia Financial, Inc. and Northfield Bancorp. Using (i) closing balance sheet estimates assumed as of June 30, 2026 for Columbia Financial, Inc. and Northfield Bancorp taken from publicly available consensus “street estimates” of Columbia Financial as adjusted by Columbia Financial management and publicly available consensus “street estimates” of Northfield Bancorp, (ii) publicly available 2026 and 2027 EPS consensus “street estimates” for Columbia Financial, certain adjustments to the Columbia Financial “street estimates” provided by Columbia Financial management and publicly available 2026 and 2027 EPS consensus “street estimates” of Northfield Bancorp, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the Merger as well as certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Columbia Financial management, KBW analyzed the potential financial impact of the Merger on certain projected financial results of Columbia Financial, Inc. This analysis indicated the Merger could be accretive to Columbia Financial, Inc.’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to Columbia Financial, Inc.’s estimated tangible book value per share at closing assumed as of June 30, 2026. The analysis indicated that, pro forma for the Merger, each of Columbia Financial, Inc.’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio, and Total Risk-based Capital Ratio at closing assumed as of June 30, 2026 could be lower and that Columbia Financial, Inc.’s Regulatory CRE / Total Capital Ratio at closing assumed as of June 30, 2026 could be higher. For all of the above analysis, the actual results achieved by Columbia Financial following the Merger may vary from the projected results, and the variations may be material.

Northfield Bancorp Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Northfield Bancorp to estimate a range for the implied equity value of Northfield Bancorp, taking into account the cost savings expected to result from the Merger, certain earnings adjustments related to the impact of the Durbin Amendment on the combined company and the tax dis-synergy from the elimination of Northfield Bancorp’s REIT tax structure, and the assumed merger-related restructuring charge. In this analysis, KBW used publicly available consensus “street estimates” of Northfield Bancorp, assumed long-term growth rates for Northfield Bancorp provided by Northfield Bancorp management, and assumptions regarding cost savings, earnings adjustments and the merger-related restructuring charge provided by Columbia Financial management, and KBW assumed discount rates ranging from 11.5% to 15.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Northfield Bancorp could generate over the period from June 30, 2026 through December 31, 2030, and (ii) the present value of Northfield Bancorp’s implied terminal value at the end of such period, in each case applying estimated cost savings, earnings adjustments related to the impact of the Durbin Amendment on the combined company and the tax dis-synergy from the elimination of Northfield Bancorp’s REIT tax structure, and the assumed merger-related restructuring charge, where applicable. KBW assumed that Northfield Bancorp would target a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Northfield Bancorp, KBW applied a range of 7.5x to 9.5x Northfield Bancorp’s estimated 2031 earnings (inclusive of estimated cost savings and earnings adjustments related to the impact of the Durbin Amendment on the combined company and the tax dis-synergy from the elimination of Northfield Bancorp’s REIT tax structure). This dividend discount model analysis resulted in a range of implied values per share of Northfield Bancorp common stock, taking into account the cost savings expected to result from the Merger, certain earnings adjustments related to the impact of the Durbin Amendment on the combined company and the tax dis-synergy from the elimination of Northfield Bancorp’s REIT tax structure, and the assumed merger-related restructuring charge, of $18.50 to $23.57.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Northfield Bancorp or the combined company.

Miscellaneous. KBW acted as financial advisor to Columbia Financial in connection with the proposed Merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between Northfield Bancorp and each of KBW and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Columbia Financial and Northfield Bancorp. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Columbia Financial or Northfield Bancorp for its and their own accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Columbia Financial or Northfield Bancorp. Such positions currently include an individual position in shares of Columbia Financial and Northfield Bancorp held by a family member of a senior member of the KBW advisory team providing services to Columbia Financial in connection with the proposed Merger.

Pursuant to the KBW engagement agreement, Columbia Financial has agreed to pay KBW a cash fee equal to $6,000,000, $1,000,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the proposed Merger. Columbia Financial also has agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith.

KBW is acting as financial advisor to Columbia Bank MHC, Columbia Financial and Columbia Bank in connection with the Conversion, will act as conversion agent and data processing records agent to Columbia Bank MHC, Columbia Financial, Columbia Bank and Columbia Financial, Inc. in connection with the Conversion and as bookrunning manager for related Columbia Financial, Inc. common stock offerings and will receive compensation for such services, a significant portion of which is contingent upon the successful completion of the Conversion and related Columbia Financial, Inc. common stock offerings. Other than in connection with the Merger, the Conversion and related Columbia Financial, Inc. common stock offerings, in the two years preceding the date of the opinion, KBW did not provide investment banking or financial advisory services to Columbia Financial or Columbia Bank MHC. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Northfield Bancorp. KBW may in the future provide investment banking and financial advisory services to Columbia Financial, Columbia Bank MHC, Columbia Financial, Inc. or Northfield Bancorp and receive compensation for such services.

Unaudited Prospective Financial Information of Northfield Bancorp

Neither Columbia Financial nor Northfield Bancorp as a matter of course makes public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Northfield Bancorp is including in this document certain unaudited prospective financial information that was made available by Northfield Bancorp to Raymond James in connection with the Merger as described below. The inclusion of this information should not be regarded as an indication that any of Northfield Bancorp, Columbia Financial, Raymond James or KBW, or their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Northfield Bancorp’s business, all of which are difficult to predict and many of which are beyond each party’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. No assurance can be given that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Northfield Bancorp’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement About Forward-Looking Statements” of this document.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with generally accepted accounting principles, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled generally accepted accounting principles measures in each party’s historical generally accepted accounting principles financial statements. Neither Columbia Financial’s nor Northfield Bancorp’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained in this document, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not consider any circumstances, transactions or events occurring after the date it was prepared. No assurance can be given that, had the unaudited prospective financial information been prepared as of the date of this document, similar estimates and assumptions would be used. Neither Northfield Bancorp nor Columbia Financial intends to, and each party disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not consider the possible financial and other effects on either Northfield Bancorp or Columbia Financial, as applicable, of the Merger and does not attempt to predict or suggest future results of the surviving corporation after giving effect to the Merger. The unaudited prospective financial information does not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Merger, the potential synergies that may be achieved by the surviving corporation as a result of the Merger, the effect on either Northfield Bancorp or Columbia Financial, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the unaudited prospective financial information does not consider the effect on either Northfield Bancorp or Columbia Financial, as applicable, of any possible failure of the Mergers to occur. By inclusion of the unaudited prospective financial information in this document, none of Northfield Bancorp, Columbia Financial, Raymond James, KBW or their respective affiliates, associates, officers, directors, advisors, agents or other representatives makes any representation to any stockholder of Northfield Bancorp, stockholder of Columbia Financial or any other person regarding Northfield Bancorp’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this document should not be deemed an admission or representation by Northfield Bancorp or Columbia Financial that it is viewed as material information, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote to approve the Merger, but is being provided solely because it was made available by Northfield Bancorp or Columbia Financial, in connection with the Merger as described below.

In light of the foregoing, and considering that the annual meeting and special meeting of Northfield Bancorp’s and Columbia Financial’s stockholders will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place unwarranted reliance on such information, and Northfield Bancorp and Columbia Financial urge all stockholders to review Northfield Bancorp’s financial statements and other information contained elsewhere in this document for a description of Northfield Bancorp’s businesses and reported financial results as filed with the SEC.

Certain Stand-Alone Northfield Bancorp Prospective Financial Information used by Raymond James. The following table presents the estimates for Northfield Bancorp’s net income for the periods presented that were approved for Raymond James’s use by the management of Northfield Bancorp in the financial analyses performed in connection with Raymond James’s opinion as described in “The Merger— Opinion of Northfield Bancorp’s Financial Advisor.”

	At or for the 12 Months Ended December 31,
(Dollars in millions)	2026	2027	2028	2029	2030	2031
Net income	$57.1	$60.0	$63.0	$66.1	$69.5	$72.9

The net income projections reflected 2026 estimated net income as provided by the management of Northfield Bancorp with a 5% growth rate thereafter.

Northfield Bancorp Equity Awards

Immediately prior to the effective time of the Merger, each outstanding unvested share of Northfield Bancorp Restricted Stock that is subject to time-based vesting will fully vest and be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement. Additionally, immediately prior to the effective time of the Merger, each outstanding unvested Northfield Bancorp SRU will fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter, and will be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement. Columbia Financial, Inc. will not assume any Northfield Bancorp Restricted Stock or Northfield Bancorp PSRUs in connection with the Merger.

At the effective time of the Merger, each outstanding Northfield Bancorp stock option, whether vested or unvested, will fully vest and be converted automatically into an option to purchase shares of Columbia Financial, Inc. common stock and will continue to be subject to the same terms and conditions as applied to the Northfield Bancorp stock option immediately prior to the effective time of the Merger. The number of shares of Columbia Financial, Inc. common stock subject to each assumed Northfield Bancorp stock option will be equal to the number of shares of Northfield Bancorp common stock subject to the stock option immediately prior to the effective time of the Merger, multiplied by the Merger Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each assumed Northfield Bancorp stock option will also be adjusted by dividing the per share exercise price of the stock option by the Merger Exchange Ratio, rounded up to the nearest cent.

Material U.S. Federal Income Tax Consequences of the Merger

General. The following discussion sets forth certain material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Northfield Bancorp common stock that exchange their shares of Northfield Bancorp common stock for the Merger Consideration. This discussion does not address any tax consequences arising under the laws of any state, locality, foreign jurisdiction or U.S. federal tax laws other than U.S. federal income tax laws. This discussion is based upon Code, the regulations of the Treasury promulgated pursuant to the Code (the “Treasury Regulations”), judicial decisions, administrative rulings, current administrative interpretations and official pronouncements of the IRS in effect on the date of this document, all of which may change (including as a result of the Supreme Court’s ruling in Loper Bright v. Raimondo), possibly retroactively, and affect materially and adversely the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not address any tax consequences of the Merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Northfield Bancorp common stock that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

This discussion assumes that the U.S. Holders hold their shares of Northfield Bancorp common stock as a capital asset within the meaning of Section 1221 of the Code, which generally means as property held for investment. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their investments or particular tax circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan;

•	an individual retirement or other tax-deferred account;

•	an investor in an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who may be subject to the alternative minimum tax provisions of the Code;

•

a U.S. Holder who holds Northfield Bancorp options or who has received Northfield Bancorp common stock through the exercise of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan;

•	a person who has a functional currency for tax purposes (as defined in Section 985 of the Code) other than the U.S. dollar;

•	a non-U.S. Holder;

•	a government or agency or instrumentality of a government or agency; or

•	a U.S. Holder who holds Northfield Bancorp common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

If a partnership (including an entity or other arrangement that is treated as a partnership for U.S. federal income tax purposes) holds Northfield Bancorp common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the Merges applicable to them.

This discussion is not intended to be tax advice to any particular U.S. Holder. Tax matters regarding the Merger are complicated, and the tax consequences of the Merger to you will depend on your particular situation. U.S. Holders are urged to consult their tax advisors as to the U.S. federal income (including the alternative minimum tax) tax consequences of the Merger, as well as the effects of U.S. federal estate, state, local, and other federal non-income and non-U.S. tax laws and of the changes in such laws.

It is a condition to the closing of the Merger that Columbia Financial receive the opinion of its legal counsel, Kilpatrick Townsend & Stockton LLP, and Northfield Bancorp receive the opinion of its legal counsel, Luse Gorman, PC, each dated as of the effective time of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of Columbia Financial and Northfield Bancorp), the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinions will assume that the Merger will be completed according to the terms of the Merger Agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinions will rely on the facts as stated in the Merger Agreement, the Registration Statement on Form S-4 (of which this Joint Proxy Statement/Prospectus is a part) and certain other documents. In rendering the tax opinions, counsel will rely on representations of Columbia Financial and Northfield Bancorp, to be updated as of the effective time of the Merger (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). The tax opinions will represent counsels’ best legal judgement but are not binding on the IRS or any court. Columbia Financial and Northfield Bancorp have not sought and will not seek any ruling from the IRS regarding any matters relating to the Merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could be adversely affected.

Presuming that the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, each of Columbia Financial, Inc. and Northfield Bancorp will be a party to such reorganization and subject to the limitations and qualifications described in this discussion, the material U.S. federal income tax consequences of the Merger are generally expected to be as follows:

Exchange of Northfield Bancorp Common Stock Solely for Cash. The exchange of shares of Northfield Bancorp common stock solely for cash generally will result in the recognition of gain or loss equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the shares of Northfield Bancorp common stock surrendered in exchange for the cash. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the Northfield Bancorp common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Northfield Bancorp common stock at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Northfield Bancorp common stock. In certain circumstances, if a U.S. Holder actually or constructively owns Northfield Bancorp common stock after the transactions, the cash consideration received could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. Holder may have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. Holder, including the application of certain constructive ownership rules, U.S. Holders that actually or constructively own Northfield Bancorp common stock at the effective time of the Merger should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances. U.S. Holders electing to receive solely cash consideration in the transactions may be subject to proration (as described in the sections titled “Description of the Merger—Consideration to be Received in the Merger” and “—Election of Stock or Cash Consideration”), which may result in the receipt of a portion of the merger consideration in the form of Columbia Financial, Inc. common stock, in addition to cash. See “— Exchange of Northfield Bancorp Common Stock for Cash and Columbia Financial, Inc. Common Stock” below for a general description of the U.S. federal income tax considerations to U.S. Holders of the receipt of stock consideration and cash consideration.

Exchange of Northfield Bancorp Common Stock Solely for Columbia Financial, Inc. Common Stock. If, pursuant to the transactions, a U.S. Holder exchanges all of the U.S. Holders shares of Northfield Bancorp common stock solely for shares of Columbia Financial, Inc. common stock, that U.S. Holder generally will not recognize any gain or loss, except with respect to cash received in lieu of a fractional share of Columbia Financial, Inc. common stock (as discussed below in “— Cash in Lieu of a Fractional Shares”). The aggregate adjusted tax basis in the shares of Columbia Financial, Inc. common stock received in the transactions (including fractional shares deemed received and redeemed as described below in “—Cash in Lieu of a Fractional Shares”) will be equal to the aggregate adjusted tax basis of the shares of Northfield Bancorp common stock surrendered in exchange for Columbia Financial, Inc. common stock, and the holding period of the shares of Columbia Financial, Inc. common stock received in the transactions (including fractional shares deemed received and redeemed as described below in “—Cash in Lieu of a Fractional Shares”) will include the holding period of the shares of Northfield Bancorp common stock surrendered in exchange for Columbia Financial, Inc. common stock. If a U.S. Holder acquired different blocks of shares of Northfield Bancorp common stock at different times or different prices, such U.S. Holder should consult the U.S. Holder’s tax advisor as to the determination of the tax bases and holding periods of the Columbia Financial, Inc. common stock received in the transactions.

U.S. Holders electing to receive solely stock consideration in the transactions may be subject to proration (as described in the sections titled “Description of the Merger—Consideration to be Received in the Merger” and “—Election of Stock or Cash Consideration”) which may result in the receipt of a portion of the merger consideration in cash consideration, in addition to the stock consideration. See below “—Exchange of Northfield Bancorp Common Stock for Cash and Columbia Financial, Inc. Common Stock” for a general description of the U.S. federal income tax considerations to U.S. Holders of the receipt of stock consideration and cash consideration.

Exchange of Northfield Bancorp Common Stock for Cash and Columbia Financial, Inc. Common Stock. A U.S. Holder who receives a combination of Columbia Financial, Inc. common stock and cash (other than cash in lieu of a fractional share of Columbia Financial, Inc. common stock) pursuant to the transactions generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the sum of the amount of the cash (other than cash in lieu of a fractional share of Columbia Financial, Inc. common stock) and the fair market value of the Columbia Financial, Inc. common stock received, minus that U.S. Holder’s adjusted tax basis in his, her or its shares of Northfield Bancorp common stock surrendered in exchange for shares of Columbia Financial, Inc., common stock and (ii) the amount of cash received.

If a U.S. Holder acquired different blocks of shares of Northfield Bancorp common stock at different times or different prices, any gain or loss may be determined separately for each block of shares and such U.S. Holder’s basis and holding period in its shares of Columbia Financial, Inc. common stock may be determined with reference to each block of shares of

Northfield Bancorp common stock. Any such U.S. Holder should consult the U.S. Holder’s tax advisor regarding the manner in which the cash consideration and stock consideration should be allocated among different blocks of shares of Northfield Bancorp common stock surrendered, including the ability to identify specific shares of Northfield Bancorp common stock exchanged for the cash consideration, and the determination of the tax bases and holding periods of the shares of Columbia Financial, Inc. common stock received.

Any recognized gain generally will be long-term capital gain if the U.S. Holder’s holding period with respect to the shares of Northfield Bancorp common stock surrendered in the exchange is more than one year at the effective time. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. In certain circumstances, if a U.S. Holder actually or constructively owns Northfield Bancorp common stock at the effective time of the Merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon the particular circumstances of a U.S. Holder, including the application of certain constructive ownership rules, U.S. Holders that actually or constructively own Northfield Bancorp common stock at the effective time of the Merger should consult their tax advisors regarding the potential application of the these rules to their particular circumstances.

The aggregate tax basis of the Columbia Financial, Inc. common stock received in the transaction (including fractional shares deemed received and redeemed as described below in “—Cash in Lieu of a Fractional Shares”) will be equal to the aggregate adjusted tax basis of the shares of Northfield Bancorp common stock surrendered in the exchange, reduced by the amount of cash consideration received by the U.S. Holder (excluding any cash in lieu of a fractional share) and increased by the amount of gain (regardless of whether such gain is classified as capital gain or dividend income, as discussed above, but excluding any gain recognized with respect to cash in lieu of a fractional share), if any, recognized by the U.S. Holder in the exchange. The holding period of Columbia Financial, Inc. common stock received in the transactions (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Northfield Bancorp common stock surrendered in the exchange.

Cash in Lieu of Fractional Shares. Northfield Bancorp stockholders who receive cash in lieu of a fractional share of Columbia Financial, Inc. common stock in the Merger generally will be treated as having received such fractional share in the Merger and then having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the basis in the fractional share (determined as set forth above). Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the stockholder’s holding period for such fractional share (including the holding period of the shares of Northfield Bancorp common stock surrendered in exchange for the fractional share) exceeds one year at the effective time of the Merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding. Payments of cash (including cash in lieu of a fractional share, if any) to a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) unless such holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes such holder’s taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such holder’s federal income tax liability provided that the holder timely furnishes the required information to the IRS.

Reporting Requirements. U.S. Holders who receive Columbia Financial common stock pursuant to the Merger will be required to retain records pertaining to the Merger. Any U.S. Holder who is required to file a U.S. federal income tax return and that, immediately before the Merger, holds at least 5% (by vote or value) of the outstanding Northfield Bancorp common stock, or securities of Northfield Bancorp with a basis for federal income tax purposes of at least $1 million, will be required to file with the holder’s U.S. federal income tax return for the year in which the Merger take place a statement in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the Northfield Bancorp common stock surrendered and the fair market value of the Columbia Financial common stock and cash received in the Merger. U.S. Holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the Merger.

The preceding discussion is a summary of certain material U.S. federal income tax consequences of the Merger to a U.S. Holder and does not address all potential tax consequences that apply or that may vary with, or are contingent on, individual circumstances, and should not be construed as tax advice. Moreover, the discussion does not address any U.S. federal (including estate tax and alternative minimum tax) non-income tax or any foreign, state or local tax consequences of the Merger. Tax matters are very complicated and, accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the Merger.

Regulatory Approvals

Subject to the terms of the Merger Agreement, the parties have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The requisite regulatory approvals include, among other things, the approval of the Federal Reserve Board for the Merger and the approval of the OCC for the Bank Merger. The completion of the Merger is also subject to the completion of the Conversion, which must be approved by the Federal Reserve Board. Columbia Financial, Columbia Bank MHC and Columbia Financial, Inc. have filed the required applications for approval of the Merger and the Conversion with the Federal Reserve Board and Columbia Bank has filed the required application for approval of the Bank Merger with the OCC. While the parties do not know of any reason why they would not obtain the requisite regulatory approvals in a timely manner, the parties cannot be certain when or if they will receive the regulatory approvals, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the Merger, the Conversion or the Bank Merger.

Interests of Columbia Financial’s Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of Columbia Financial to approve the Merger Agreement, you should be aware that Columbia Financial’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Columbia Financial stockholders generally and that may create potential conflicts of interest. The board of directors of Columbia Financial was aware of these interests and considered them, among other matters, in approving the Merger Agreement and related transactions. These interests include that nine Columbia Financial directors will continue to serve on the board of directors of Columbia Financial, Inc. and Columbia Bank following the effective time of the Merger.

Interests of Northfield Bancorp’s Directors and Executive Directors in the Merger

In considering the recommendation of the board of directors of Northfield Bancorp to approve the Merger Agreement, you should be aware that Northfield Bancorp’s directors and executive officers have employment and other compensation agreements or plans that give them financial interests in the merger that are different from, or in addition to, the interests of Northfield Bancorp stockholders generally, which are described below.

For the purposes of this disclosure, the executive officers of Northfield Bancorp are:

Name	Position
Steven M. Klein	Chairman, President and Chief Executive Officer

William R. Jacobs	Executive Vice President and Chief Financial Officer

Daivd V. Fasanella	Executive Vice President and Chief Lending Officer

Robin Lefkowitz	Executive Vice President and Chief Branch Administration, Deposit Operations and Business Development Officer

Vickie Tomasello	Executive Vice President and Chief Risk Officer

Northfield Bancorp’s current non-employee directors are Annette Catino, Gil Chapman, John P. Connors Jr., Timothy C. Harrison, Karen J. Kessler, Rachana A. Kulkarni, Frank P. Patafio and Paul V. Stahlin.

Treatment of Unvested Northfield Bancorp Restricted Stock Awards and Northfield Bancorp PSRUs

Immediately prior to the effective time of the Merger, each outstanding unvested share of Northfield Bancorp Restricted Stock that is subject to time-based vesting will fully vest and be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement. Additionally, (i) immediately prior to the effective time of the Merger, each outstanding unvested Northfield Bancorp PSRU will fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter, and will be treated as an issued and outstanding share of Northfield Bancorp common stock for purposes of receiving the merger consideration set forth in the Merger Agreement, and (ii) in connection with the Merger, Northfield Bancorp granted the Northfield Bancorp Cash-Settled RSUs. The grants of Northfield Bancorp Cash-Settled RSUs to executives are subject to a three-year vesting schedule, with the awards vesting ratably each year, grants to non-employee directors are subject to a one-year cliff vesting schedule, and in the event of a termination without cause, a termination for good reason, death or disability prior to February 4, 2027, the awards that are scheduled to otherwise vest on February 4, 2027 will automatically vest. Columbia Financial, Inc. will not assume any Northfield Bancorp Restricted Stock or Northfield Bancorp PSRUs in connection with the Merger.

The table below summarizes the number of unvested Northfield Bancorp Restricted Stock awards and unvested Northfield Bancorp PSRUs held by Northfield Bancorp’s executive officers and non-employee directors as of February 24, 2026, and the estimated aggregate value of such Northfield Bancorp Restricted Stock awards and Northfield Bancorp PSRUs, calculated based on the average closing market price of Northfield Bancorp common stock over the five business day period commencing on January 31, 2026, or $13.71.

Name	Number of Unvested Time-Based Northfield Bancorp Restricted Stock Awards (#)	Estimated Value of Unvested Time-Based Northfield Bancorp Restricted Stock Awards ($)	Number of Unvested Northfield Bancorp PSRU Awards (#)	Estimated Value of Unvested Northfield Bancorp PSRU Awards ($)
Executive Officers:
Steven M. Klein	21,626	296,492	40,642	557,202
William R. Jacobs	9,150	125,447	17,538	240,446
David V. Fasanella	8,677	118,962	16,630	227,997
Robin Lefkowitz	7,605	104,265	14,557	199,576
Vickie Tomasello	7,326	100,439	14,040	192,488
Non-Employee Directors:
Annette Catino	—	—	—	—
Gil Chapman	—	—	—	—
John P. Connors, Jr.	—	—	—	—
Timothy C. Harrison	—	—	—	—
Karen J. Kessler	—	—	—	—
Rachana A. Kulkarni	—	—	—	—
Frank P. Patafio	—	—	—	—
Paul V. Stahlin	—	—	—	—

Treatment of Northfield Bancorp Stock Options

At the effective time of the Merger, each outstanding Northfield Bancorp stock option, whether vested or unvested, will fully vest and be converted automatically into an option to purchase shares of Columbia Financial, Inc. common stock and will continue to be subject to the same terms and conditions as applied to the Northfield Bancorp stock option immediately prior to the effective time of the Merger. The number of shares of Columbia Financial, Inc. common stock subject to each assumed Northfield Bancorp stock option will be equal to the number of shares of Northfield Bancorp common stock subject to the stock option immediately prior to the effective time of the Merger, multiplied by the Merger Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each assumed Northfield Bancorp stock option will also be adjusted by dividing the per share exercise price of the stock option by the Merger Exchange Ratio, rounded up to the nearest cent.

Settlement Agreements with Executive Officers

On January 31, 2026, and in connection with the Merger, Northfield Bancorp and Northfield Bank entered into a settlement agreement with each of Steven Klein, William R. Jacobs, David V. Fasanella, Robin Lefkowitz and Vickie Tomasello. The settlement agreements provide that effective as the closing of the Merger, the executives’ employment agreements will be terminated, and the executives will not be entitled to any further payments thereunder. Further, Mr. Klein will be subject to non-competition and non-solicitation provisions for a period of two years following his termination of employment from Columbia Financial, Inc. and/or Columbia Bank. In consideration for entering into the settlement agreements, Mr. Klein, Mr. Jacobs, Mr. Fasanella, Ms. Lefkowitz, and Ms. Tomasello will receive lump sum payments of $5,740,307 for Mr. Klein, $1,495,734 for Mr. Jacobs, $1,414,980 for Mr. Fasanella, $1,304,747 for Ms. Lefkowitz, and $1,131,597 for Ms. Tomasello, with such amounts subject to reduction to the extent necessary to ensure an excise tax is not imposed by Sections 280G and 4999 of the Code, as amended, less required tax withholdings, payable on, or immediately prior to, the closing of the Merger.

2026 Equity Awards

On February 4, 2026, and in connection with the Merger, William R. Jacobs, David V. Fasanella, Robin Lefkowitz and Vickie Tomasello were granted equity awards under Northfield Bancorp’s 2019 Equity Incentive Plan, with all such awards in the form of time-based restricted stock units vesting in cash equally over a three-year period beginning on the first anniversary of the award and in the event of an executive officer’s termination without cause, a termination for good reason, death or disability prior to February 4, 2027, the awards that are otherwise scheduled to vest on February 4, 2027 will automatically vest. The value of the equity awards upon grant totaled $217,500, $206,250, $190,000 and $177,500 for Mr. Jacobs, Mr. Fasanella, Ms. Lefkowitz and Ms. Tomasello, respectively.

On February 4, 2026, and in connection with the Merger, each non-employee director of Northfield Bancorp was granted equity awards under Northfield Bancorp’s 2019 Equity Incentive Plan, with all such awards in the form of time-based restricted stock units to be settled in cash with a one-year cliff vesting schedule, and in the event of a non-employee director’s involuntary termination of service, death or disability, the awards will automatically vest. The value of the equity awards upon grant totaled $60,000 for each non-employee director.

Employment Agreement with Steven M. Klein

On January 31, 2026, Columbia Financial, Inc. and Columbia Bank entered into a two-year employment with Steven M. Klein, to be effective upon the effective time of the Merger, pursuant to which Mr. Klein will serve as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank following the completion of the Merger. The board of directors of Columbia Financial, Inc. may extend the terms of the employment agreement with Mr. Klein annually for another twelve-month period unless Mr. Klein gives notice of non-renewal at least 60 days prior to such extension. The employment agreement provides that Mr. Klein will receive an initial base salary of $580,000, to be reviewed annually by the compensation committee of the board of directors of Columbia Financial, Inc. and Columbia Bank, and will be eligible to participate in the short-term and long-term incentive compensation plans of Columbia Bank.

Under the employment agreement, if Mr. Klein’s employment is terminated by Columbia Financial, Inc. or Columbia Bank during the term of the agreement, without cause, including a resignation for good reason (as defined in the agreement), but excluding termination for cause or due to death, disability, retirement, Mr. Klein would be entitled to a payment equal to two times of the sum of his annual base salary. Mr. Klein would also be entitled to receive any unpaid annual bonus for the prior fiscal year, which would be calculated by taking into account the degree of achievement of the applicable objective performance goals for the preceding fiscal year, in a lump sum payment.

Under the employment agreement, if Mr. Klein’s employment is terminated during the term of the agreement by Columbia Financial, Inc. or Columbia Bank without cause, including a resignation for good reason (as defined in the agreement), within 24 months after a change in control (as also defined in the agreement), Mr. Klein would be entitled to a payment equal to a multiple of three times of the sum of: (i) his annual base salary (or his base salary in effect immediately before the change in control, if higher) plus (ii) his annual target bonus (or his target bonus in effect immediately before the change in control, if higher).

Under the employment agreement, if Mr. Klein’s employment terminates as a result of disability, the agreement will terminate and Mr. Klein will receive an amount equal to one times the sum of his base salary and target bonus in effect on the termination date less the amount expected to be paid to Mr. Klein under the Columbia Bank long term disability plan, payable as salary continuation in substantially equal installments over a 12-month period.

Membership on the Board of Directors

Prior to the effective time of the Merger, Columbia Financial, Inc. will increase the full board of directors of the surviving corporation at the effective time by four members (for a total of 13 directors). As of the effective time of the Merger, the board of directors of Columbia Financial, Inc. will be comprised of nine Columbia Financial directors and four members of the Northfield Bancorp board of directors selected by Columbia Financial, one of whom shall be Steven M. Klein. In addition, effective as of the effective time of the Bank Merger, each of the four Northfield Bancorp directors appointed to the Columbia Financial, Inc. board of directors will also be appointed to the Columbia Bank board of directors. Each director of Northfield Bancorp who is appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank will serve on each such board of directors for at least four years from the effective time of the Merger.

Continued Indemnification of Northfield Bancorp’s Directors and Officers

From and after the effective time of the Merger, Columbia Financial, Inc. will indemnify and hold harmless, and will advance expenses as incurred, in each case to the fullest extent (subject to applicable law) such persons are indemnified as of the date of the Merger Agreement by Northfield Bancorp pursuant to Northfield Bancorp’s governing or organizational documents and any indemnification agreements in existence as of the date of the Merger Agreement, each present and former director or officer of Northfield Bancorp and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time of the Merger, arising out of the fact that such person is or was a director or officer of Northfield Bancorp or any of its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time of the Merger, including matters, acts or omissions occurring in connection with the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement; provided, that in the case of advancement of expenses, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

In addition, for a period of six years after the effective time of the Merger, Columbia Financial, Inc. will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Northfield Bancorp (provided, that the Columbia Financial, Inc. may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former directors and officers of Northfield Bancorp or any of its subsidiaries arising from facts or events which occurred at or before the effective time of the Merger (including the approval of the transactions contemplated by the Merger Agreement); provided, however, that Columbia Financial, Inc. will not be obligated to expend, on an aggregate basis, an amount in excess of 250% of the current annual premium paid as of the date of the Merger Agreement by Northfield Bancorp for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Columbia Financial, Inc. will cause to be maintained policies of insurance which, in Columbia Financial, Inc.’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Columbia Financial or Northfield Bancorp, in consultation with, but only upon the consent of Columbia Financial, may (and at the request of Columbia Financial, Northfield Bancorp will use its reasonable best efforts to) obtain at or prior to the effective time of the Merger a six-year “tail” policy under Northfield Bancorp’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

Quantification of Potential Payments and Benefits to Northfield Bancorp’s Named Executive Officers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each named executive officer of Northfield Bancorp that is based on, or otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Northfield Bancorp’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of Northfield Bancorp common stock, as described in the section entitled “Northfield Bancorp Proposal No. 2—The Northfield Merger-Related Compensation Proposal.”

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Northfield Bancorp’s named executive officers would receive, assuming that (i) the Merger is completed on April 30, 2026 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) the relevant share price per share of Northfield Bancorp common stock is $13.71, which is the average closing market price of Northfield Bancorp common stock over the five business day period following the first public announcement of the Merger on February 2, 2026; (iii) each of Northfield Bancorp’s named executive officers experiences a qualifying termination of employment at the effective time of the Merger; (iv) the unvested Northfield Bancorp Restricted Stock awards outstanding as of February 24, 2026 accelerate and vest in exchange for merger consideration as described in the section entitled “—Treatment of Northfield Bancorp Restricted Stock Awards and Northfield Bancorp PSRUs”; and (v) no named executive officer receives any additional or retention, equity or incentive award grants after February 24, 2026 and on or prior to the effective time of the Merger.

The calculations in the table do not include amounts that Northfield Bancorp’s named executive officers were already entitled to receive or vested in as of the date of this Joint Proxy Statement/Prospectus. The calculations in the table also do not include compensation actions that may occur after the effective time of the Merger, such as any retention payments or new equity awards that will be granted by the resulting company after the closing of the Merger. In addition, these amounts do not attempt to forecast any additional equity or incentive award grants, issuances or forfeitures that may occur after February 24, 2026 and prior to the completion of the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)	Total ($)(3)
Steven M. Klein	5,740,307	876,218	—	6,616,525
William R. Jacobs	1,495,734	448,149	—	1,943,883
David V. Fasanella	1,414,980	424,960	—	1,839,940
Robin Lefkowitz	1,304,747	375,277	—	1,680,024
Vickie Tomasello	1,131,597	359,907	—	1,491,504

(1)

Cash. The cash payments will be paid in exchange for the termination of each executive’s employment agreement as provided in each executive’s settlement agreement. In addition, for Mr. Klein only, the cash payment includes a payment in the amount of $2,900,000 in exchange for a two-year non-competition and non-solicitation restriction.

(2)

Equity. Represents the estimated value of merger consideration payable with respect to unvested Northfield Bancorp Restricted Stock awards, Northfield Bancorp PSRUs and Northfield Bancorp Cash-Settled RSUs. Payments with respect to unvested Northfield Bancorp Restricted Stock awards and Northfield Bancorp PSRUs will be “single-trigger” payments that will become payable solely by reason of the Merger, subject to each named executive officer’s continued employment through the closing of the Merger, and payments with respect to Cash-Settled RSUs will be “double trigger” payments that will become payable only if there is a qualifying termination of employment of each named executive officer’s employment. The estimated value of unvested Northfield Bancorp Restricted Stock Awards, Northfield Bancorp PSRUs and Northfield Bancorp Cash-Settled RSUs held by the named executive officers as of February 24, 2026 is set forth below.

Name	Value of Unvested Time-Based Northfield Bancorp Restricted Stock Awards ($)	Value of Unvested Northfield Bancorp PSRUs ($)	Value of Unvested Northfield Bancorp Cash-Settled RSUs($)	Total ($)
Steven M. Klein	319,017	557,202	—	876,218
William R. Jacobs	135,095	240,446	72,608	448,149
David V. Fasanella	128,111	227,997	68,852	424,960
Robin Lefkowitz	112,278	199,576	63,422	375,277
Vickie Tomasello	108,164	192,488	59,255	359,907

(3)

To the extent that the named executive officers would be subject to penalties under Sections 280G and 4999 of the Code, each named executive officer’s settlement agreement provides that such payments and benefits shall be reduced to the greatest amount which does not result in any penalties under Sections 280G and 4999 of the Code. The estimated value of each named executive officer’s payments and benefits do not take into account such reductions.

Employee Matters

The Merger Agreement provides that each individual who is employed by Northfield Bancorp, or any subsidiary of Northfield Bancorp, as of immediately prior to the effective time of the Merger, and continues to be actively employed by Columbia Financial, Inc. (or any affiliate thereof) after the effective time of the Merger (each, a “Continuing Employee”), shall be employed under the following terms: (i) the 2026 base compensation paid to the Continuing Employee for the job offered by Columbia Financial, Inc. will equal the base compensation paid to Columbia Financial, Inc. employees serving in the same or a similar position to job offered to the Continuing Employee and with similar skill sets for the job offered as of the effective time of the merger; and (ii) for 2026, the target cash incentive opportunity (as a percentage of base salary) for the Continuing Employee for the period beginning on the effective time of the Merger and ending at the end of the Columbia 2026 fiscal year will be equal to the Northfield Bancorp 2026 target cash incentive opportunity (as a percentage of base compensation), provided, however, that all performance metrics and weightings will be determined by Columbia Financial, Inc. and set forth in a Columbia Financial, Inc. scorecard, consistent with the terms and conditions of Columbia Financial’s Performance Annual Incentive Plan (the “Columbia PAIP”). Effective January 1, 2027, such Continuing Employees will participate in the Columbia PAIP at such target levels, performance metrics and weightings as approved in the 2027 Columbia PAIP.

In the event (i) Columbia Financial, Inc. terminates the employment (other than for circumstances reasonably constituting cause as determined by Columbia Financial, Inc., in its sole discretion) of any Continuing Employee within six months of the Merger’s closing date; (ii) a Northfield Bank employee is not offered employment with Columbia Bank on or before the closing date for the Merger; or (iii) a Northfield Bank employee is offered employment with Columbia Bank, but does not accept the employment because (a) the base compensation offered is less than the base compensation the Northfield Bank employee was receiving as of the closing date for the Merger; or (b) the Northfield Bank employee’s offer of employment is for a job located more than 35 miles from the principal location in which the Northfield Bank employee was working as of the closing date for the Merger, the affected employee (other than employees of Northfield Bancorp or Northfield Bank who are subject to an employment, change of control, severance agreement or similar agreement or to the Employee Recognition and Retention Plan (the “ERRP”)) shall be eligible for severance benefits as follows: (x) two weeks’ base compensation for each full year of continuous service with Northfield Bancorp (pro rata for a partial year of service), with a minimum severance benefit of four weeks’ base compensation and a maximum severance benefit of 26 weeks’ base compensation; or (y) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Columbia Financial, Inc. or its successor; provided, however, that Columbia Financial’s obligation to pay severance to any Continuing Employee pursuant to the foregoing shall be expressly conditioned on the receipt by Columbia Financial of a separation and release agreement, and such release shall not be revoked in accordance with its terms.

As promptly as practicable after the effective time of the Merger, Columbia Financial will provide Continuing Employees the opportunity to participate in the employee benefit plans sponsored by Columbia Financial, Inc. for similarly-situated employees, provided, however, that for this purpose, Columbia Financial or Columbia Financial, Inc. employee benefit plans shall not include change in control, retention, defined benefit, pension, nonqualified deferred compensation or retiree medical or life insurance benefit plans. Notwithstanding the foregoing, no coverage of any of Continuing Employees or their dependents shall terminate under any Northfield Bancorp health and welfare plans prior to December 31, 2026, and Continuing Employees shall be entitled to participate in such Northfield Bancorp health and welfare plans, under their existing terms as of the date of the Merger Agreement, through December 31, 2026, after which time Continuing Employees and their dependents, as applicable, become eligible to participate in the Columbia Financial, Inc. group health plans (including dental and vision), programs and benefits common to all similarly-situated employees of Columbia Financial, Inc. and its subsidiaries and their dependents, so that no Continuing Employee will experience a gap in coverage. Except as provided in the Merger Agreement, Columbia Financial, Inc. will cause each employee benefit plan or program of Columbia Financial, Inc. in which Continuing Employees are eligible to participate, including without limitation Columbia Bank’s 401(k) Plan and excluding any Columbia plan frozen to new participants, to take into account for purposes of eligibility and vesting under the employee benefit plans and programs of Columbia Financial, Inc. (but not for purposes of benefit accrual) the service of such employees with Northfield Bancorp and its subsidiaries. Service vesting shall not be recognized: (i) for purposes of the six-month waiting period for eligibility under the Columbia Bank ESOP or for the Columbia Bank Employee Stock Ownership Plan (the “Columbia Bank ESOP”) allocations; or (ii) to the extent that such recognition would result in a duplication of benefits under any of Columbia Financial’s benefit plans or programs.

Except as set forth in the Merger Agreement, upon request by Columbia Financial in writing, at least 20 days prior to the closing date for the Merger, Northfield Bancorp and its subsidiaries will cooperate in good faith with Columbia Financial to amend, freeze, terminate or modify any Northfield Bancorp benefit plan or program to the extent and in the manner determined by Columbia, in consultation with Northfield Bancorp, effective upon the closing date (or at such different time mutually agreed to by the parties) and consistent with applicable law. Notwithstanding the foregoing, Columbia Financial has agreed not to terminate Northfield Bank’s non-qualified deferred compensation plan and will assume the plan and administer the plan in accordance with its terms and any participant elections thereunder.

On the fifth business day prior to the closing of the Merger, subject to the occurrence of the closing of the Merger, Northfield Bancorp’s board of directors will terminate the Northfield Bank ESOP (the “Northfield ESOP Termination Date”). Prior to the Northfield ESOP Termination Date, Northfield Bancorp’s board of directors will adopt an amendment to the Northfield Bank ESOP that provides for the following: (i) all plan accounts shall be fully vested and 100% non-forfeitable as of the Northfield ESOP Termination Date, (ii) no new participants or former participants shall be admitted to the Northfield Bank ESOP on or after the Northfield ESOP Termination Date, (iii) all outstanding indebtedness of the Northfield Bank ESOP shall be repaid by delivering a sufficient number of unallocated shares of Northfield Bancorp common stock to Northfield Bancorp, at least five business days prior to the effective time of the Merger, (iv) the balance of the unallocated shares and any other unallocated assets remaining in the trust for the Northfield Bank ESOP, after repayment of the Northfield Bank ESOP loan, shall be allocated as earnings to the accounts of the Northfield Bank ESOP participants who are employed as of the Northfield ESOP Termination Date based upon their respective account balances under the Northfield Bank ESOP as of the Northfield ESOP Termination Date, and (v) all remaining shares of Northfield Bancorp common stock held by the Northfield Bank ESOP shall be converted into the right to receive the aggregate amount of merger consideration that participants in Northfield Bank ESOP are entitled to receive and distributed to participants in the Northfield Bank ESOP as soon as practicable after the effective time of the Merger in accordance with the terms of the Northfield Bank ESOP. Promptly following the closing of the Merger, the account balances in the Northfield Bank ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. If requested by Columbia Financial, Inc., in its sole discretion, Northfield Bancorp will prepare and file with the IRS an application for a favorable determination letter upon termination (Form 5310) of the Northfield Bank ESOP.

Unless otherwise determined by Columbia Financial, Inc. prior to the of the closing date of the Merger, at least five business days prior to the closing date of the Merger, the board of directors of Northfield Bank shall adopt a resolution (i) terminating Northfield Bank’s 401(k) Plan effective as of a date preceding the effective date of the Merger, and (ii) approving the adoption of any amendments to Northfield Bank’s 401(k) Plan sufficient to terminate Northfield Bank’s 401(k) Plan and to provide for distributions necessary to comply with all applicable laws. Except as set forth in the Merger Agreement, Columbia Financial will take all commercially reasonable steps necessary or appropriate to accept eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code) from Continuing Employee participants in an amount equal to the eligible rollover distribution portion of the account balance distributed to the participant from Northfield Bank’s 401(k) Plan (including any outstanding participant loans). All Continuing Employees eligible to participate in Columbia Bank’s 401(k) Plan will commence participation in Columbia Bank’s 401(k) Plan following the closing date of the Merger, subject to the provisions of Columbia Bank’s 401(k) Plan.

Directors and Executive Officers of the Surviving Corporation

The composition of the surviving corporation’s board of directors and executive management at the effective time of the Merger will be as follows:

Board of Directors. Prior to the effective time of the Merger, Columbia Financial, Inc. will increase the full board of directors of the surviving corporation at the effective time by four members (for a total of 13 directors). As of the effective time of the Merger, the board of directors of Columbia Financial, Inc. will be comprised of nine Columbia Financial directors and four members of the Northfield Bancorp board of directors selected by Columbia Financial, one of whom shall be Steven M. Klein. In addition, effective as of the effective time of the Bank Merger, each of the four Northfield Bancorp directors appointed to the Columbia Financial, Inc. board of directors will also be appointed to the Columbia Bank board of directors. Each director of Northfield Bancorp who is appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank will serve on each such board of directors for at least four years from the effective time of the Merger.

Executive Officers. Following the completion of the Merger and the Bank Merger, the executive officers of Columbia Financial, Inc. and Columbia Bank will continue in office in the positions in which they served immediately prior to the effective time of the Merger. In addition, upon the effective time of the Merger, Steven M. Klein, the President and Chief Executive Officer of Northfield Bancorp and Northfield Bank, will be appointed as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank.

Conduct of Business Before the Merger

General

The Merger Agreement provides for general operational restrictions on Northfield Bancorp through the effective time of the Merger, which include: (i) a general obligation for Northfield Bancorp to conduct its business in the ordinary course and consistent with past practice in all material respects; (ii) an undertaking by Northfield Bancorp to use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships; and (iii) an agreement by Northfield Bancorp not to take any action that would reasonably be expected to (i) adversely affect or delay the ability of any party to obtain any regulatory approval needed to complete the transactions contemplated by the Merger Agreement (including the Conversion) or (ii) adversely affect Northfield Bancorp’s ability to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement (including the Conversion) on a timely basis.

In addition, under the Merger Agreement, the Columbia Parties may not (i) adjust, split, combine or reclassify its capital stock or make, declare or pay any dividend or distribution on its common stock, (ii) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede (a) the Merger of the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (b) the Merger Agreement from qualifying as a plan of reorganization for purposes of Sections 354 and 361 of the Code, (iii) amend the certificate of incorporation, articles of incorporation, charter, bylaws or comparable governing documents of any of the Columbia Parties in a manner that would materially and adversely affect the holders of Northfield Bancorp or Columbia Financial common stock, or (iv) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII of the Merger Agreement not being satisfied or that is intended or would reasonably be expected to result in a material delay in the ability of the Columbia Parties or Northfield Bancorp to perform any of their obligations under the Merger Agreement on a timely basis or a material delay in their ability to obtain any necessary governmental approvals.

Specific Operational Limitations on Northfield Bancorp

Under the Merger Agreement, Northfield Bancorp has agreed that, until the completion of the Merger, it will not take any of the following actions without the prior written consent of Columbia Financial:

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(i) incur any indebtedness for borrowed money in excess of $10,000,000 other than (A) federal funds borrowings, Federal Home Loan Bank borrowings, Federal Reserve Bank borrowings, or borrowings from correspondent banks, in each case with a maturity not in excess of six months and in the ordinary course of business consistent with past practice, (B) deposits, or other customary banking products such as letters of credit, in each case, in the ordinary course of business consistent with past practice and (C) indebtedness of Northfield Bancorp or any of its wholly owned subsidiaries to Northfield Bancorp or any of its wholly owned subsidiaries; provided that (I) such indebtedness is on customary and reasonable market terms, (II) except for federal funds borrowings, Federal Home Loan Bank borrowings, Federal Reserve Bank borrowings, or borrowings from correspondent banks, such indebtedness is prepayable or redeemable at any time (subject to customary notice requirements, without premium or penalty), (III) the performance of the Merger Agreement or the consummation of the transactions contemplated thereby shall not result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under, or any loss of a material benefit of Northfield Bancorp or any of its subsidiaries under, or result in the creation of any lien upon any of the assets of Northfield Bancorp or any of its subsidiaries under such indebtedness, or would reasonably be expected to require the preparation or delivery of separate financial statements of Northfield Bancorp, the surviving corporation or their respective subsidiaries and (IV) such indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities, or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock of Northfield Bancorp (or any shares thereof);

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Northfield Bancorp securities or securities of Northfield Bancorp subsidiaries except, in each case, (A) regular quarterly cash dividends at a rate not in excess of the amounts agreed upon by the parties and with record and payment dates consistent with past practice (and corresponding dividends or dividend equivalents in respect of Northfield Bancorp equity awards), (B) dividends paid by any wholly owned subsidiaries of Northfield Bancorp or (C) the acceptance of shares of Northfield Bancorp common stock as payment for the exercise price of Northfield Bancorp stock options or for the withholding of taxes incurred in connection with the vesting or settlement of Northfield Bancorp equity awards, in each case, outstanding as of, and in accordance with the terms of such awards as of, the date of the Merger Agreement or granted after the date of the Merger Agreement to the extent expressly agreed to by the parties;

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grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any Northfield Bancorp securities under a Northfield Bancorp equity plan or otherwise;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Northfield Bancorp securities or securities of Northfield Bancorp subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Northfield Bancorp securities or securities of Northfield Bancorp subsidiaries, except pursuant to the exercise of Northfield Bancorp stock options or the vesting or settlement of any Northfield Bancorp equity awards outstanding as of, and in accordance with the terms of such awards as of, the date of the Merger Agreement;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) in the ordinary course of business consistent with past practice (including the sale, transfer and disposal of other real estate owned or non-performing notes with respect to loans) or (ii) pursuant to contracts or agreements in force at the date of the Merger Agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquire (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned subsidiary of Northfield Bancorp;

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in each case except for transactions in the ordinary course of business consistent with past practice and any transaction that individually is less than $200,000, (i) terminate, materially amend, renegotiate, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, any material contract of Northfield Bancorp, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Northfield Bancorp, or (ii) enter into any contract that would constitute a material Northfield Bancorp contract, except in each case of the foregoing clause (i) or (ii), for transactions in the ordinary course of business consistent with past practice;

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except as required by the terms of any Northfield Bancorp benefit plan in effect as of the date of the Merger Agreement or as agreed to by the parties, (i) enter into, adopt, amend or terminate any employment agreement, offer letter, retention agreement, change in control or transaction bonus agreement, severance agreement or similar plan, program, agreement or arrangement, other than entering into offer letters to fill vacancies arising due to the promotion of an employee or the termination of employment of any employee who is not a Key Employee (as defined below) that do not contain severance or change in control provisions (with standard terms) in accordance with Subsection (viii) below and in the ordinary course of business consistent with past practice; (ii) enter into, adopt, materially amend or terminate any employee benefit plan or any collective bargaining agreement, (iii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iv) pay or award, or accelerate the vesting of, any non-equity bonuses or incentive compensation, (v) grant or accelerate the vesting or payment of any equity or equity-based compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any employee with the title of Senior Vice President or above (a “Key Employee”), other than for cause or take any action which would entitle a Key Employee to resign with “good reason” or similar term of import, (viii) hire any employees, other than to fill vacancies arising due to the promotion of an employee or termination of employment of any employee who was not a Key Employee or (ix) engage in any reduction in force, group termination, furlough or similar action with respect to any employees;

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settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate that is not material to Northfield Bancorp, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede (i) the Merger of the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) the Merger Agreement from qualifying as a plan of reorganization for purposes of Sections 354 and 361 of the Code

•	amend the certificate of incorporation, bylaws or comparable governing documents of Northfield Bancorp or its subsidiaries;

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materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

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implement or adopt any change in its accounting principles, practices, methods or systems and internal accounting controls or disclosure controls, other than as may be required by GAAP or applicable law, regulation or policies imposed by any governmental entity or as requested by an applicable bank regulatory agency;

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enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and practices and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

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make or acquire (other than the purchase of residential one- to four-family loans with balances of up to $5,000,000 in the ordinary course of business, provided that no single loan balance exceeds $2,000,000) any new loan or issue a commitment (including a letter of credit), other than with respect to a loan for which a commitment has been issued as of the date of the Merger Agreement, for any new loan or renew or extend an existing commitment for any loan, or amend or modify in any material respect any loan, (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral), except (i) loans for which a commitment to make or acquire was entered into prior to the date of the Merger Agreement; (ii) loans or commitments for (A) secured commercial real estate loans with a principal balance less than $20,000,000; (B) commercial and industrial loans with a principal balance of less than $7,500,000; (C) construction loans with a principal balance of less than $10,000,000; (D) residential one- to four-family loans with a principal balance of less than $3,000,000; and (E) loans secured by a guaranty of the United States Small Business Administration with a principal balance of less than $5,000,000; provided in each case that such loan was originated in compliance in all material respects with Northfield Bank’s underwriting policy and related loan policies in effect as of the date of the Merger Agreement, including pursuant to an exception to such underwriting policy and related loan policies that is reasonable in light of the underwriting of the borrower for such loan or commitment (provided that this exception shall not permit Northfield Bancorp or its subsidiaries to acquire any such loans), and (iii) amendments or modifications of any existing loan in compliance in all material respects with Northfield Bank’s underwriting policy and related loan policies in effect as of the date of the Merger Agreement without utilization of any of the exceptions provided in such underwriting policy and related loan policies; provided, however, that if Northfield Bancorp seeks Columbia Financial’s prior written consent pursuant to make or acquire a loan as set forth above, and Columbia Financial does not respond to a written request that is directed to the attention of its Chief Credit Officer within five business days of having received such request together with the relevant loan package, such non-response shall be deemed to constitute consent;

•	make any new loans to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Northfield Bancorp or its subsidiaries;

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cancel, compromise, waive, or release any material loans, except for (i) sales of loans in the ordinary course of business consistent with past practice, or (ii) as expressly required by the terms of any Northfield Bancorp contract in force at the date of the Merger Agreement;

•	enter into any securitizations of any loans or create any special purpose funding or variable interest entity;

•	make, or commit to make, any capital expenditures that exceed the amounts set forth in Northfield Bancorp’s 2026 capital expenditure budget as previously provided to Columbia Financial;

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(i) purchase any securities (other than investment securities in the ordinary course of business consistent with past practice which do not exceed 15 years in maturity and which do not have a premium of greater than 102%) or make any acquisition of or investment in, either by purchase of stock, mutual funds (with the exception of trading securities utilized to fund deferred compensation plans), or other securities or equity interests, contributions to capital, asset transfers, purchase of any assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice), any person other than Northfield Bank, or otherwise acquire direct or indirect control over any person, or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization, recapitalization or complete or partial liquidation or dissolution (other than consolidations, mergers or reorganizations solely among wholly owned subsidiaries of Northfield Bancorp), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

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(i) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or (ii) make any application to open, relocate or close any branch or other facility;

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except for on-exclusive licenses and the expiration of intellectual property in the ordinary course of business consistent with past practice, sell, assign, dispose of, abandon, allow to expire, license or transfer any material intellectual property of Northfield Bancorp or its subsidiaries;

•	materially reduce the amount of insurance coverage currently in place or fail to renew or replace any existing insurance policies;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

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take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Sections 7.1 or Section 7.2 of the Merger Agreement not being satisfied by January 31, 2027, or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by the Merger Agreement (including the Bank Merger); or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions set forth above.

Additional Covenants of the Columbia Parties and Northfield Bancorp in the Merger Agreement

Agreement Not to Solicit Other Proposals

Under the Merger Agreement, Northfield Bancorp will not, and will cause each of its subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with, any person relating to any acquisition proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of such provisions of the merger agreement), (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract), or (v) unless the Merger Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal. For purposes of the Merger Agreement, an “acquisition proposal” means, with respect to Northfield Bancorp, other than the transactions contemplated by the Merger Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Northfield Bancorp and its subsidiaries or 25% or more of any class of equity or voting securities Northfield Bancorp or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Northfield Bancorp, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of Northfield Bancorp or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Northfield Bancorp or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, 25% or more of any class of equity or voting securities of Northfield Bancorp or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Northfield Bancorp.

In the event that after the date of the Merger Agreement and prior to the receipt of the requisite vote of Northfield Bancorp stockholder to approve the Merger Agreement, Northfield Bancorp receives an unsolicited bona fide written acquisition proposal that did not result from or arise in connection with a breach of its obligations relating to non-solicitation of acquisition proposals, it may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the acquisition proposal if the Northfield Bancorp board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to the Merger Agreement, such party provides such information to the other party and enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Columbia Financial and Northfield Bancorp, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Northfield Bancorp or otherwise prevent Northfield Bancorp from providing any information to Columbia Financial in accordance with the Merger Agreement or otherwise comply with its obligations under the Merger Agreement.

Northfield Bancorp will, and will cause its representatives to, (i) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the Merger Agreement with any person other than Columbia Financial with respect to any acquisition proposal and (y) request the prompt return or destruction of all confidential information previously furnished to any person (other than the parties hereto and its representatives) that has made or indicated an intention to make an acquisition proposal. Northfield Bancorp will promptly (within 24 hours) advise the Columbia Parties following receipt of any acquisition proposal or any request for nonpublic information or any other inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the Columbia Parties with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the Columbia Parties apprised promptly (and in any event within 24 hours) of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. Northfield Bancorp will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Nothing contained in the Merger Agreement will prevent Northfield Bancorp or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the Merger Agreement.

Stockholder Meetings

Under the Merger Agreement, the Columbia Financial board of directors and the Northfield Bancorp board of directors much each recommend that their respective stockholders adopt and approve the Merger Agreement and the transactions contemplated by the Merger Agreement (each such recommendation, a “Board Recommendation”).

Except as provided for in the Merger Agreement, each of Columbia Financial and Northfield Bancorp and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party its respective Board Recommendation; (ii) fail to make its respective Board Recommendation in the joint proxy statement/prospectus mailed to stockholders; (iii) adopt, approve or publicly recommend, or propose to approve or recommend, any third party acquisition proposal; (iv) adopt, approve, recommend or endorse a third party acquisition proposal or publicly announce an intention to adopt, approve, recommend or endorse a third party acquisition proposal, (v) fail to publicly and without qualification (A) recommend against any third party acquisition proposal or (B) reaffirm its applicable Board Recommendation, in each case within 10 business days (or such fewer number of days as remains prior to the respective stockholder meetings, as applicable) after a third party acquisition proposal is made public or any request by the other party to do so, or (vi) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”).

Notwithstanding the foregoing, before the respective stockholders of Columbia Financial or Northfield Bancorp approve the Merger Agreement, the Columbia Financial board of directors or the Northfield Bancorp board of directors, as applicable, may effect a Recommendation Change, but only if, such board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Board Recommendation, and (i) provides the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (ii) at the end of such notice period, takes into account any amendment or modification to the Merger Agreement proposed by the other party and, after receiving the advice of its outside counsel and its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Board Recommendation.

Unless the Merger Agreement is terminated in accordance with its terms, the Columbia Financial Annual Meeting and the Northfield Bancorp Special Meeting will be convened, and the Merger Agreement will be submitted to a vote of Columbia Financial and Northfield Bancorp stockholders, as applicable, regardless of a Recommendation Change by either Columbia Financial or Northfield Bancorp.

Undertaking and Completion of the Conversion

Under the Merger Agreement, commencing promptly after the date of the Merger Agreement, the Columbia Parties will use reasonable best efforts to, and will take all reasonable steps necessary, to effect the Conversion on a timely basis, including filing all required regulatory applications in connection with the Conversion and, upon the receipt of all required regulatory approvals required for the Conversion, submitting the Plan of Conversion to the stockholders of Columbia Financial and the members of Columbia Bank MHC for approval. If any shares of Columbia Financial, Inc. common stock that are offered for sale in the subscription offering that is conducted as part of the Conversion offering remain unsold then, at Columbia Financial’s discretion, such shares may be issued to Northfield Bancorp stockholders as part of the merger consideration, if necessary to complete the Conversion, in accordance with the Plan of Conversion.

Notwithstanding any other provision of Merger Agreement, in the event that the midpoint of the valuation range included in the Final Independent Valuation decreases by 20% or more from the Preliminary Midpoint, (i) Columbia Financial may, in its sole discretion after consultation with its financial advisor, delay the Conversion offering (provided, however, that such delayed Conversion offering must close no later than January 31, 2027); or (ii) the parties will engage in good faith negotiations to adjust the amount of the merger consideration to be paid under the Merger Agreement, taking into account such decrease from the Preliminary Midpoint.

Northfield Bank Foundation

Pursuant to the certificate of incorporation of the Northfield Bank Foundation, Columbia Financial, Inc. will become the sole member of the Northfield Bank Foundation upon the completion of the Merger and, as such, will be entitled to appoint the directors who shall serve on the board of directors of the Northfield Bank Foundation. The Merger Agreement provides that Columbia Financial, Inc. will appoint the four Northfield Bancorp directors who are appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank pursuant to the Merger Agreement to serve on the board of directors of the Northfield Bank Foundation following the effective time of the Merger.

Certain Other Covenants

The Merger Agreement also contains other agreements relating to the conduct of the Columbia Parties and Northfield Bancorp before consummation of the Merger, including the following:

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the Columbia Parties and Northfield Bancorp will provide each other access during normal business hours to their respective properties, books, contracts, commitments, personnel, information technology systems and records and will make available other reports as may be reasonably requested;

•

the Columbia Parties and Northfield Bancorp will each promptly advise the other of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on it or its subsidiaries, or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in the Merger Agreement;

•

the Columbia Parties and Northfield Bancorp will give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by the Merger Agreement, and Northfield Bancorp will give the Columbia Parties the opportunity to participate (at the Columbia Parties’ expense) in the defense or settlement of any such litigation;

•

from and after the effective time of the Merger, Columbia Financial, Inc. will indemnify and hold harmless, and will advance expenses as incurred, in each case to the fullest extent (subject to applicable law) such persons are indemnified as of the date of the Merger Agreement by Northfield Bancorp pursuant to Northfield Bancorp’s governing or organizational documents and any indemnification agreements in existence as of the date of the Merger Agreement, each present and former director or officer of Northfield Bancorp and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time of the Merger, arising out of the fact that such person is or was a director or officer of Northfield Bancorp or any of its subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the effective time of the Merger, including matters, acts or omissions occurring in connection with the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement; provided, that in the case of advancement of expenses, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

for a period of six years after the effective time of the Merger, Columbia Financial, Inc. will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Northfield Bancorp (provided, that the Columbia Financial, Inc. may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former directors and officers of Northfield Bancorp or any of its subsidiaries arising from facts or events which occurred at or before the effective time of the Merger (including the approval of the transactions contemplated by the Merger Agreement); provided, however, that Columbia Financial, Inc. will not be obligated to expend, on an aggregate basis, an amount in excess of 250% of the current annual premium paid as of the date of the Merger Agreement by Northfield Bancorp for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Columbia Financial, Inc. will cause to be maintained policies of insurance which, in Columbia Financial, Inc.’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Columbia Financial or Northfield Bancorp, in consultation with, but only upon the consent of Columbia Financial, may (and at the request of Columbia Financial, Northfield Bancorp will use its reasonable best efforts to) obtain at or prior to the effective time of the Merger a six-year “tail” policy under Northfield Bancorp’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap;

•	neither party will take any action that would cause any takeover restriction to become applicable to the Merger; and

•	as of the consummation of the Merger, Columbia Financial, Inc. will assume the payment and other obligations associated with Northfield Bancorp’s subordinated debt securities.

Representations and Warranties Made by the Columbia Parties and Northfield Bancorp in the Merger Agreement

Each of the Columbia Parties and Northfield Bancorp have made certain customary representations and warranties to each other in the Merger Agreement relating to their businesses. The representations and warranties contained in the Merger Agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed to by the Columbia Parties or Northfield Bancorp, including being qualified by confidential disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

Each of the Columbia Parties and Northfield Bancorp has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization, qualification and the organizational structure;

•	capitalization, including total outstanding shares and classes of stock;

•

authority relative to the execution and delivery of the Merger Agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the Merger;

•	governmental filings and consents necessary to complete the Merger;

•	the timely filing of regulatory and securities reports;

•	financial statements;

•	brokers’ fees;

•	the absence of any event or action that would, or reasonably be expected to, constitute a material adverse effect;

•	legal proceedings;

•	tax matters;

•	employee and employee benefit matters;

•	compliance with applicable laws;

•	material contracts and leases;

•	agreements with regulatory agencies;

•	environmental matters;

•	investment securities;

•	ownership of real property;

•	intellectual property;

•	loan portfolio matters;

•	insurance coverage;

•	anti-takeover provisions;

•	reorganizations;

•	the opinion of the party’s financial advisor;

•	risk management infrastructures;

•	information security; and

•	deposit matters.

The full text of such covenants, representations and warranties of each of the Columbia Parties and Northfield Bancorp are set forth in the Merger Agreement. Such covenants, representations and warranties will expire upon the completion of the Merger, except for those covenants and agreements in the Merger Agreement which by their terms apply in whole or in part after the completion of the Merger.

Conditions to Completing the Merger

The completion of the Merger is subject to the fulfillment of a number of closing conditions, including:

•	the completion of the Conversion (including the approval of the Conversion by the stockholders of Columbia Financial and by the members of Columbia Bank MHC);

•	the approval of the Merger Agreement by the stockholders of each of Columbia Financial and Northfield Bancorp;

•	the authorization for listing on the Nasdaq Global Select Market of the shares of Columbia Financial, Inc. common stock that will be issued as merger consideration;

•

the receipt or provision of all non-governmental notices, consents or waivers by non-governmental third parties, except as would not reasonably be expected to have a material adverse effect on Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp;

•	the effectiveness of the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, and the absence of any stop order by the SEC suspending such effectiveness;

•	the receipt of all required regulatory approvals, in each case without the imposition of any materially burdensome regulatory condition;

•	no order, injunction or decree issued by any court or governmental entity or other legal restraint or prohibition preventing the completion of the Merger or the Bank Merger;

•	the deposit of cash and certificates representing sufficient shares of Columbia Financial, Inc. common stock sufficient to pay the merger consideration;

•	the absence of any event that, individually or in the aggregate, has had or will reasonably be likely to have a material adverse effect on Northfield Bancorp or any of its subsidiaries;

•

the accuracy of the representations and warranties of the Columbia Parties and Northfield Bancorp contained in the Merger Agreement, both as of the date of the Merger Agreement and as of the closing of the Merger, subject to the materiality standards provided for in the Merger Agreement;

•

the performance in all material respects by each of the Columbia Parties and Northfield Bancorp of their respective obligations, covenants and agreements required to be performed under the Merger Agreement; and

•	the receipt by each of the parties of an opinion of legal counsel that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The Columbia Parties and Northfield Bancorp cannot guarantee that all of the conditions to the Merger will be satisfied or waived by the party permitted to do so.

Terminating the Merger Agreement

The Merger Agreement may be terminated by mutual written consent of Columbia Financial and Northfield Bancorp at any time prior to the completion of the Merger. Additionally, subject to conditions and circumstances described in the Merger Agreement, either Columbia Financial or Northfield Bancorp may terminate the Merger Agreement as follows:

•

by either party (i) for failure to receive any required regulatory approval, (ii) if the Merger has not been completed by January 31, 2027; (iii) if the other party breaches its representations, warranties or obligations under the Merger Agreement and the breach that cannot be cured, in all cases if the party seeking to terminate the Merger Agreement is not responsible for the circumstances giving rise to termination;

•	by either party, if the Merger is not approved by either of Columbia Financial’s or Northfield Bancorp’s stockholders;

•

by Columbia Financial, if, prior to the receipt of Northfield Bancorp stockholder approval, (i) Northfield Bancorp or the Northfield Bancorp board of directors withholds, withdraws, modifies or qualifies its recommendation in favor of the Northfield Merger Proposal or (ii) Northfield Bancorp or the Northfield Bancorp board of directors breaches in any material respect its obligations related to calling, giving notice of, and commencing the Northfield Bancorp stockholder meeting or its “no-shop” obligations related to third party acquisition proposals under the Merger Agreement;

•

by Northfield Bancorp if, prior to the receipt of Columbia Financial stockholder approval, (i) Columbia Financial or the Columbia Financial board of directors withholds, withdraws, modifies or qualifies its recommendation in favor of the Columbia Merger Proposal or (ii) Columbia Financial or the Columbia Financial board of directors breaches in any material respect its obligations related to calling, giving notice of, and commencing the Columbia Financial stockholder meeting;

•	by either party, if Columbia Financial is unable to complete the Conversion on or before January 31, 2027; or

•

by either party, if (i) the midpoint of the valuation range included in the Final Independent Valuation has decreased by 20% or more from the Preliminary Midpoint provided by the independent appraiser at the time of the first public announcement of the Merger and (ii) Columbia Financial and Northfield Bancorp are unable to agree on a mutually acceptable adjustment to the amount of the merger consideration taking into account such decrease from the Preliminary Midpoint.

Termination Fee

The Merger Agreement requires Northfield Bancorp to pay Columbia Financial at $23.7 million termination fee if:

•

the Merger Agreement is terminated by Columbia Financial because, prior to the receipt of Northfield Bancorp stockholder approval of the Merger Agreement, (i) Northfield Bancorp or the Northfield Bancorp board of directors makes a Recommendation Change or (ii) Northfield Bancorp or the Northfield Bancorp board of directors breaches in any material respect its obligations related to calling, giving notice of, and commencing the Northfield Bancorp stockholder meeting or its “no-shop” obligations related to third party acquisition proposals under the Merger Agreement;

•

the Merger Agreement is terminated by Columbia Financial or Northfield Bancorp due to the failure to obtain the approval of Northfield Bancorp’s stockholders or the failure to complete the merger by January 31, 2027 and (i) a third party acquisition proposal with respect to Northfield Bancorp has been publicly announced, disclosed or otherwise communicated to Northfield Bancorp prior to the Northfield Bancorp stockholder meeting and not withdrawn at least two business days before the Northfield Bancorp stockholder meeting, and (ii) within 12 months of termination of the Merger Agreement, Northfield Bancorp shall have (A) recommended to its stockholders or consummated or consummated a transaction qualifying as a third party acquisition proposal under the Merger Agreement or (B) entered into a definitive agreement with respect to a third party acquisition proposal; and

•

the Merger Agreement is terminated by Columbia Financial as a result of a breach by Northfield Bancorp and (i) a third party acquisition proposal with respect to Northfield Bancorp has been publicly announced, disclosed or otherwise communicated to Northfield Bancorp prior to any breach by Northfield Bancorp of any representation, warranty, covenant or other agreement giving rise to such termination by Columbia Financial or during the cure period provided therefor and not withdrawn at least two business days before the breach or cure period and (ii) within 12 months of such termination, Northfield Bancorp shall have (A) consummated a transaction qualifying as a third party acquisition proposal under the Merger Agreement or (B) entered into a definitive agreement with respect to a third party acquisition proposal.

The Merger Agreement also requires the payment of a $23.7 million termination fee by Columbia Financial to Northfield Bancorp if, prior to the receipt of Columbia Financial stockholder approval of the Merger Agreement, (i) Columbia Financial or the Columbia board of directors makes a Recommendation Change or (ii) Columbia Financial or the Columbia Financial board of directors breaches in any material respect its obligations related to calling, giving notice of, and commencing the Columbia Financial stockholder meeting.

In addition, the Merger Agreement requires the payment of a $6.0 million termination fee by Columbia Financial to Northfield Bancorp in the event the Merger Agreement is terminated by Northfield Bancorp or Columbia Financial because (i) the midpoint of the valuation range included in the Final Independent Valuation has decreased by 20% or more from the Preliminary Midpoint and Columbia Financial and Northfield Bancorp are unable to agree on a mutually acceptable adjustment to the amount of the merger consideration or (ii) Columbia is unable to complete the Conversion by January 31, 2027.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, each of the members of the board of directors of Northfield Bancorp entered into a support agreement pursuant to which, among other things, each of the members of the board of directors of Northfield Bancorp agreed, subject to the terms of the support agreement, to (i) vote the shares of Northfield Bancorp common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Northfield Merger Proposal, and against any competing transaction and (ii) not transfer any such shares of Northfield Bancorp common stock prior to the Northfield Bancorp Special Meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of the termination of the Merger Agreement or the effective time. As of April 27, 2026, the record date for the Northfield Bancorp Special Meeting, the members of the board of directors of Northfield Bancorp owned and held the sole dispositive and voting power over shares of Northfield Bancorp common stock representing approximately 4.0% of the voting power represented by all issued and outstanding shares of Northfield Bancorp common stock. A copy of the support agreement is included as an exhibit to the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

In addition, concurrently with the execution and delivery of the Merger Agreement, each of the members of the board of directors of Columbia Financial entered into a support agreement pursuant to which, among other things, each of the members of the board of directors of Columbia Financial agreed, subject to the terms of the support agreement, to (i) vote the shares of Columbia Financial common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Columbia Merger Proposal, and against any competing transaction, and in favor of the approval of the Columbia Conversion Proposal and (ii) not transfer any such shares of Columbia Financial common stock prior to the Columbia Financial Annual Meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of the termination of the Merger Agreement or the effective time. As of April 30, 2026, the record date for the Columbia Financial Annual Meeting, the members of the board of directors of Columbia Financial owned and held the sole dispositive and voting power over shares of Columbia Financial common stock representing approximately 1.1% of the voting power represented by all issued and outstanding shares of Columbia Financial common stock. A copy of the support agreement is included as an exhibit to the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

Expenses

Each of the Columbia Parties and Northfield Bancorp will pay its own costs and expenses incurred in connection with the Merger, other than the costs and expenses of printing and mailing this document, which will be shared equally by Columbia Financial and Northfield Bancorp.

Changing the Terms of the Merger Agreement

Subject to compliance with applicable law, the Merger Agreement may be amended by the parties at any time before or after the receipt of the stockholder votes; provided, that after the receipt of the stockholder votes, there may not be, without further approval of the stockholders of Columbia Financial or the stockholders of Northfield Bancorp, as applicable, any amendment of the Merger Agreement that requires such further approval under applicable law.

Dissenters’ Appraisal Rights

General

Stockholders of a corporation that is proposing to merge with another entity are sometimes entitled, under relevant state laws, to appraisal or dissenters’ rights in connection with the proposed merger. This right generally confers on stockholders who oppose a merger or the consideration to be received in a merger the right to receive, instead of the consideration being offered in the merger, the fair value of their shares as determined in a judicial appraisal proceeding.

Northfield Bancorp stockholders are entitled to appraisal rights in connection with the Merger under Delaware law.

Under the Delaware General Corporation Law, if a stockholder does not wish to accept the merger consideration for each share of Northfield Bancorp common stock that he or she owns in accordance with the Merger Agreement, the stockholder (i) must deliver a written demand for appraisal of such shares before the vote on the Northfield Merger Proposal at the Northfield Bancorp Special Meeting in accordance with the requirements of Section 262 of the Delaware General Corporation Law and (ii) must not vote in favor of the Northfield Merger Proposal (which means that you must vote against the Northfield Merger Proposal or abstain from voting on the Northfield Merger Proposal, because a proxy executed in blank that does not contain voting instructions will, unless revoked, be voted in favor of the approval of the Northfield Merger Proposal). A Northfield Bancorp stockholder who has taken all steps required to perfect his or her appraisal rights under Delaware law may elect to have his or her shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the judicially determined “fair value” of such shares of Northfield Bancorp common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the Court of Chancery, provided that the stockholder complies with the provisions of Section 262 of the Delaware General Corporation Law. Failure to strictly comply with these procedures will result in the loss of appraisal rights.

A copy of Section 262 of the Delaware General Corporation Law may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law and any amendments thereto after the date of this Joint Proxy Statement/Prospectus.

If you are a Northfield Bancorp stockholder, you should read Section 262 of the Delaware General Corporation Law in its entirety for a more complete description of your appraisal rights under Delaware law.

All references in this summary to a “stockholder” are to a record holder of the shares of Northfield Bancorp common stock as of the close of business April 27, 2026, the record date for the Northfield Bancorp Special Meeting. Only a holder of record of shares of Northfield Bancorp common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares that are held in “street name” or otherwise held of record in the name of another person, such as a broker or nominee, and who desires to seek appraisal of his or her shares, is responsible for ensuring that a demand for appraisal is made by the record holder and must act promptly to cause the record holder to properly follow the steps summarized below in a timely manner to exercise whatever appraisal rights the record owner may have.

Notice by Northfield Bancorp of Appraisal Rights

Under Section 262 of the Delaware General Corporation Law, where a merger is to be submitted for approval and adoption at a meeting of stockholders, the corporation submitting the proposed merger for approval at the meeting must notify each of the stockholders entitled to appraisal rights that such appraisal rights are available. Such notice must be given by the corporation to its stockholders entitled to appraisal rights not less than 20 days prior to the meeting at which the merger proposal will be submitted to the stockholders for a vote, and such notice must include a copy of Section 262 of the Delaware General Corporation Law. This document constitutes notice to the holders of shares of Northfield Bancorp common stock that appraisal rights are available.

Perfection of Appraisal Rights

If you are a stockholder of Northfield Bancorp, to perfect appraisal rights under Section 262 of the Delaware General Corporation Law, you must:

•	hold your shares of Northfield Bancorp common stock on the date of the making of the demand for appraisal;

•

continuously hold your shares of Northfield Bancorp common stock through the effective date of the Merger (a stockholder who is the record holder of shares of Northfield Bancorp common stock on the date the written demand for appraisal is made, but who subsequently transfers shares prior to the completion of the Merger, will lose any right to appraisal in respect of those shares);

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deliver to Northfield Bancorp a written demand for appraisal of your shares of Northfield Bancorp common stock before the taking of the vote on the Northfield Merger Proposal at the Northfield Bancorp Special Meeting, which demand must reasonably inform Northfield Bancorp of your identity and that you intend to demand the appraisal of your shares; and

•

not vote in favor of the Northfield Merger Proposal (which means that you must vote against the Northfield Merger Proposal or abstain from voting on the Northfield Merger Proposal, because a proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the Northfield Merger Proposal).

The written demand or appraisal must be separate from any proxy or vote in person against or abstaining from the Northfield Merger Proposal. A proxy vote, or vote in person, against the Northfield Merger Proposal will not, in and of itself, constitute a demand for appraisal.

A demand for appraisal should be executed by or on behalf of the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates and must state that such person intends thereby to demand appraisal of such holder’s shares of Northfield Bancorp common stock in connection with the Merger. If the shares of Northfield Bancorp common stock for which appraisal rights are available are owned of record in a fiduciary capacity, for example by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if those shares are owned of record by more than one owner, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record. The agent, however, must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner.

A record holder of Northfield Bancorp common stock who holds shares as a broker or nominee for several beneficial owners for which appraisal rights are available may exercise appraisal rights with respect to shares held for one or more beneficial owners, while not exercising these rights with respect to the shares held for other beneficial owners. In such case, the written demand should set forth the number of shares for which appraisal rights are available and are being sought. When no number of shares of Northfield Bancorp common stock for which appraisal rights are available is expressly mentioned, the demand will be presumed to cover all the shares in brokerage accounts or other nominee forms held by such record holder. If your shares of Northfield Bancorp common stock are held in street name and you wish to dissent from the Merger, you are urged to consult with your broker to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal must be mailed or delivered to Northfield Bancorp at the address below, or be delivered to the Corporate Secretary of Northfield Bancorp at the Northfield Bancorp Special Meeting prior to the vote on the Northfield Merger Proposal:

Northfield Bancorp, Inc.

581 Main Street, Suite 810

Woodbridge, New Jersey 07095

Attention: Susan Aufiero-Peters, Esq., Corporate Secretary

Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of such rights. If any Northfield Bancorp stockholder who demands appraisal for his or her shares of Northfield Bancorp common stock under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the Delaware General Corporation Law, the shares of Northfield Bancorp common stock of that stockholder will be converted into the right to receive the merger consideration in accordance with the Merger Agreement.

Notice of the Closing of the Merger to Northfield Bancorp Stockholders Who Have Perfected Appraisal Rights

Within 10 days after the effective date of the Merger, Columbia Financial, Inc., as the surviving corporation, will notify each Northfield Bancorp stockholder who has properly asserted appraisal rights under Section 262 of the Delaware General Corporation Law, and who has not voted in favor of the Northfield Merger Proposal, of the date the Merger became effective.

Filing a Petition for Appraisal; Request for Information

Within 120 days after the effective date of the Merger, any Northfield Bancorp stockholder who has complied with the statutory requirements summarized above, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Northfield Bancorp common stock that are entitled to appraisal rights. Additionally, within 120 days after the effective date of the Merger, any Northfield Bancorp stockholder that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Columbia Financial, Inc., as the surviving corporation, a statement setting forth the aggregate number of shares of Northfield Bancorp common stock not voted in favor of the Northfield Merger Proposal and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. These statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by Columbia Financial, Inc., or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the Delaware General Corporation Law, whichever is later.

Appraisal Proceeding in the Delaware Court of Chancery

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon Columbia Financial, Inc., as the surviving corporation, Columbia Financial, Inc. will then be obligated within 20 days of service to file with the Delaware Register in Chancery a list containing the names and addresses of all the Northfield Bancorp stockholders who have demanded appraisal of their shares of Northfield Bancorp common stock and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders by the Register in Chancery, as required under Section 262 of the Delaware General Corporation Law, the Delaware Court of Chancery may conduct a hearing on such petition to determine those Northfield Bancorp stockholders entitled to appraisal rights. The Court of Chancery may require the stockholders who demanded appraisal of their shares of Northfield Bancorp common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceeding. If Northfield Bancorp stockholder fails to comply, the Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the Merger, the shares of Northfield Bancorp’s common stock continue to be listed on a national securities exchange, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Northfield Bancorp common stock or (ii) the value of the consideration provided in the Merger for such total number of shares exceeds $1,000,000.

After determining which stockholders are entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares of Northfield Bancorp common stock, taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the first effective time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the final surviving company may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue after such payment only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares of Northfield Bancorp common stock as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the transaction which throw any light on future prospects of the merged corporation. Section 262 of the Delaware General Corporation Law provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the [transaction]”. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the Delaware General Corporation Law to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the [transaction] and not the product of speculation, may be considered”. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The fair value of their shares as determined under Section 262 of the Delaware General Corporation Law could be greater than, the same as, or less than the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the Delaware General Corporation Law, the “fair value” of a share of Endo common stock is less than the transaction consideration. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a transaction is not an opinion as to, and does not in any manner address, fair value under Section 262 of the Delaware General Corporation Law.

In addition, Delaware courts have decided that a stockholder’s statutory appraisal remedy may not be a dissenter’s exclusive remedy, depending on the factual circumstances. In such cases, additional remedies may be available to dissenting stockholders that could result in a recovery that is different than the appraised value of the shares of Northfield Bancorp common stock.

The costs of the appraisal action may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable. The court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

Withdrawal of Appraisal Demand

At any time within 60 days after the effective date of the Merger, any Northfield Bancorp stockholder will have the right to withdraw his or her demand for appraisal and to accept the merger consideration for each share of Northfield Bancorp common stock that they own in accordance with the terms of the Merger Agreement. After this period, a stockholder may withdraw his or her demand for appraisal only with the written consent of Northfield Bancorp. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Court of Chancery, which may be conditioned on such terms as the court deems just.

No Right to Vote Appraisal Shares or Receive Dividends or Distributions on Appraisal Shares

Any holder of shares of Northfield Bancorp common stock for which appraisal rights are available that has duly demanded an appraisal in compliance with Section 262 of the Delaware General Corporation Law and which demand has not been effectively withdrawn will not, after the effective time of the Merger, be entitled to vote those shares for which he or she seeks appraisal for any purpose or be entitled to the payment of dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of those shares as of a record date prior to the effective time of the Merger.

Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event a stockholder will be entitled to retain the shares following the effective time of the Merger. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, all Northfield Bancorp stockholders who are considering exercising appraisal rights should consult with their own legal advisors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF COLUMBIA FINANCIAL AND SUBSIDIARIES

The summary financial information presented below is derived in part from Columbia Financial’s consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is derived in part from the audited consolidated financial statements that appear in this Joint Proxy Statement/Prospectus. The information at December 31, 2023, 2022 and 2021, and for the years ended December 31, 2022 and 2021, is derived in part from our audited financial statements that do not appear in this Joint Proxy Statement/Prospectus. The information presented below reflects Columbia Financial on a consolidated basis and does not include the financial condition, results of operations or other data of Columbia Bank MHC.

	At and For the Year Ended December 31,
	2025	2024	2023	2022	2021
	(Dollars in thousands, except share and per share data)
Financial Condition Data:
Total assets	$11,018,793	$10,475,493	$10,645,568	$10,408,169	$9,224,097
Total and cash equivalents	340,806	289,223	423,249	179,228	70,963
Debt securities available-for-sale	1,122,017	1,025,946	1,093,557	1,328,634	1,703,847
Debt securities held-to-maturity	396,233	392,840	401,154	421,523	429,734
Equity securities	6,802	6,673	4,079	3,384	2,710
Loans receivable, net	8,224,809	7,856,970	7,819,441	7,624,761	6,297,912
Deposits	8,444,079	8,096,149	7,846,556	8,001,159	7,570,216
Federal Home Loan Bank advances	64,604	60,387	81,022	58,114	23,141
Stockholders’ equity	1,160,728	1,080,376	1,040,335	1,053,595	1,079,081

Operating Data:
Interest income	470,951	451,426	394,978	309,670	270,150
Interest expense	249,317	273,444	189,102	42,893	37,016
Net interest income	221,634	177,982	205,876	266,777	233,134
Provision for (reversal of) credit losses	9,822	14,451	4,787	5,485	(9,953)
Net interest income after provision for (reversal of) credit losses	211,812	163,531	201,089	261,292	243,087
Non-interest income	37,069	1,894	27,379	30,400	38,831
Non-interest expense	180,982	181,335	182,417	174,816	155,737
Income (loss) before income tax expense (benefit)	67,989	(15,910)	46,051	116,876	126,181
Income tax expense (benefit)	16,223	(4,257)	9,965	30,703	34,132
Net income (loss)	51,766	(11,653)	36,086	86,173	92,049
Weighted average common shares outstanding — basic	101,810,752	101,676,758	102,656,388	105,580,823	104,156,112
Weighted average common shares outstanding — diluted	101,810,752	101,839,507	102,894,969	106,193,161	104,156,112

	At and For the Year Ended December 31,
	2025	2024	2023	2022	2021
Performance Ratios:
Return on average assets	0.48%	(0.11)%	0.35%	0.88%	1.01%
Return on average equity	4.63	(1.11)	3.29	8.09	8.98
Interest rate spread(1)	1.63	1.17	1.62	2.82	2.62
Net interest margin(2)	2.24	1.82	2.16	2.98	2.76
Non-interest expense to average assets	1.70	1.73	1.80	1.74	1.71
Efficiency ratio(3)	69.92	100.81	78.20	58.63	57.26
Average interest-earning assets/average interest-bearing liabilities	124.37	124.02	125.32	130.79	133.17
Average equity to average assets	10.37	9.88	10.59	10.93	11.26

Capital Ratios:(4)
Total capital (to risk-weighted assets)	14.09	14.41	14.02	14.12	15.39
Tier 1 capital (to risk-weighted assets)	13.20	13.56	13.22	13.32	14.38
Common equity Tier 1 capital (to risk-weighted assets)	13.20	13.56	13.22	13.32	14.38
Core (Tier 1) capital (to adjusted total assets)	9.67	9.64	9.48	9.74	9.80

	At and For the Year Ended December 31,
	2025	2024	2023	2022	2021
Asset Quality Ratios:
Allowance for loan losses as a percent of gross loans	0.82%	0.76%	0.70%	0.69%	0.99%
Allowance for loan losses as a percent of non-performing loans	176.84	276.29	436.65	785.64	1,591.50
Net charge-offs to average outstanding loans during the period	0.07	0.07	0.01	—	0.03
Non-performing loans as a percent of gross loans(5)	0.46	0.28	0.16	0.09	0.06
Non-performing assets as a percent of total assets(5)	0.34	0.22	0.12	0.06	0.04
Other Data:
Number of offices	71	69	67	67	64

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Ratios are for Columbia Bank.
(5)	Non-performing loans include loans on non-accrual, accruing loans past due 90 days or more and non-performing assets include non-performing loans and other real estate owned.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF NORTHFIELD BANCORP AND SUBSIDIARIES

The summary financial information presented below is derived in part from Northfield Bancorp’s consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-79. The information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is derived in part from the audited consolidated financial statements of Northfield Bancorp that appear in this Joint Proxy Statement/Prospectus. The information at December 31, 2023, 2022 and 2021, and for the years ended December 31, 2022 and 2021, is derived in part from audited financial statements of Northfield Bancorp that do not appear in this Joint Proxy Statement/Prospectus.

	At December 31,
	2025	2024	2023	2022	2021
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$5,754,010	$5,666,378	$5,598,396	$5,601,293	$5,430,542
Cash and cash equivalents	163,951	167,744	229,506	45,799	91,068
Trading securities	15,215	13,884	12,549	10,751	13,461
Debt securities available-for-sale, at estimated fair value	1,412,419	1,100,817	795,464	952,173	1,208,237
Debt securities held-to-maturity, at amortized cost	8,339	9,303	9,866	10,760	5,283
Equity securities	5,000	14,261	10,629	10,443	5,342
Loans held-for-sale	—	4,897	—	—	—
Loans held-for-investment, net	3,856,773	4,022,224	4,203,654	4,243,693	3,806,617
Allowance for credit losses	(38,144)	(35,183)	(37,535)	(42,617)	(38,973)

Net loans held-for-investment	3,818,629	3,987,041	4,166,119	4,201,076	3,767,644
Bank-owned life insurance	182,828	175,759	171,543	167,912	164,500
Federal Home Loan Bank of New York stock, at cost	46,568	35,894	39,667	30,382	22,336
Operating lease right-of-use assets	25,789	27,771	30,202	34,288	33,943
Goodwill	—	41,012	41,012	41,012	41,012
Total liabilities	5,063,951	4,961,682	4,898,951	4,899,903	4,690,659
Deposits	4,015,809	4,138,477	3,878,435	4,150,219	4,169,334
Borrowed funds	900,216	666,402	859,272	583,859	421,755
Subordinated debentures, net of issuance costs	61,665	61,442	61,219	60,996	—
Operating lease liabilities	29,643	32,209	35,205	39,790	39,851
Total stockholders’ equity	690,059	704,696	699,445	701,390	739,883

	Years Ended December 31,
	2025	2024	2023	2022	2021
	(Dollars in thousands, except share and per share data)
Selected Operating Data:
Interest income	$249,096	$237,908	$208,795	$179,688	$172,298
Interest expense	111,730	123,423	84,128	21,382	16,649

Net interest income before provision for credit losses	137,366	114,485	124,667	158,306	155,649
Provision (benefit) for credit losses	7,402	4,281	1,353	4,482	(6,184)

Net interest income after provision for credit losses	129,964	110,204	123,314	153,824	161,833
Non-interest income	16,950	16,822	11,896	7,983	14,453
Non-interest expense	129,863	86,525	83,450	76,948	79,159

Income before income taxes	17,051	40,501	51,760	84,859	97,127
Income tax expense	16,255	10,556	14,091	23,740	26,473

Net income	$796	$29,945	$37,669	$61,119	$70,654

Net income per common share — basic	$0.02	$0.72	$0.86	$1.32	$1.46
Net income per common share — diluted	$0.02	$0.72	$0.86	$1.32	$1.45
Weighted average basic shares outstanding	40,116,839	41,567,370	43,560,844	46,234,122	48,416,495
Weighted average diluted shares outstanding	40,173,403	41,628,660	43,638,616	46,438,119	48,754,263

	At or For the Years Ended December 31,
	2025	2024	2023	2022	2021
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)(1)(2)(3)(4)(5)	0.01%	0.52%	0.68%	1.09%	1.29%
Return on equity (ratio of net income to average equity)(1)(2)(3)(4)(5)	0.11	4.30	5.45	8.57	9.42
Interest rate spread(6)	1.92	1.45	1.82	2.82	2.89
Net interest margin(7)	2.55	2.10	2.35	2.97	3.01
Dividend payout ratio(8)	NM	72.89	60.51	39.48	34.39
Efficiency ratio(9)(10)	84.15	65.90	61.11	46.27	46.54
Non-interest expense to average total assets	2.29	1.51	1.50	1.38	1.44
Average interest-earning assets to average interest-bearing liabilities	130.14	128.77	133.01	137.82	135.63
Average equity to average total assets	12.57	12.14	12.44	12.75	13.69
Asset Quality Ratios:
Non-performing assets to total assets	0.28	0.36	0.20	0.18	0.15
Non-performing loans to total loans(11)(12)	0.42	0.51	0.27	0.24	0.21
Allowance for credit losses to total non-performing loans(13)	236.42	227.72	328.30	416.26	486.80
Allowance for credit losses to total loans held-for-investment, net(14)	0.99	0.87	0.89	1.00	1.02
Capital Ratio:
Tier 1 capital (to adjusted assets)	12.24	12.11	12.58	12.64	12.93
Other Data:
Number of full service offices	37	37	39	38	38
Full time equivalent employees	372	359	401	400	385

(1)	The year ended December 31, 2025, included a $41.0 million non-cash, non-tax deductible goodwill impairment charge and $580,000 additional tax expense related to options that expired in May 2025.
(2)

The year ended December 31, 2024, included a $2.4 million, after tax, gain on the sale of property, $795,000 additional tax expense related to options that expired in June 2024, and $492,000, after tax, of severance costs.

(3)	The year ended December 31, 2023, included $317,000, after tax, of severance costs and $96,000, after tax, of gains on loans sold.
(4)

The year ended December 31, 2022, includes $925,000, after tax, of net interest income generated from accelerated accretion of fees related to the forgiveness of PPP loans and $326,000, after-tax, in gains on loans sold.

(5)

The year ended December 31, 2021, includes: (i) $4.0 million, after tax, of net interest income generated from accelerated accretion of fees related to the forgiveness of PPP loans; (ii) $1.4 million, after tax, of accretable income related to the payoff of PCD loans; (iii) $1.0 million, after tax, in gains on loans sold; and (iv) $677,000 of tax-exempt income from bank-owned life insurance proceeds in excess of the cash surrender value of the policies.

(6)	The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average costs of interest-bearing liabilities.
(7)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(8)	Dividend payout ratio is calculated as total dividends declared for the year divided by net income for the year.
(9)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(10)

The year ended December 31, 2025, included a $41.0 million non-cash, non-tax deductible goodwill impairment charge. The year ended December 31, 2024, included a $3.4 million, pre-tax, gain on the sale of property, and $683,000, pre-tax, of severance expense. The year ended December 31, 2023, includes $440,000, pre-tax, of severance expense.

(11)

Non-performing loans consist of non-accruing loans and loans 90 days or more past due and still accruing (excluding PCD loans), included in total loans held-for-investment, net, and non-performing loans held-for-sale, included in loans held-for-sale.

(12)	Includes originated loans held-for-investment, PCD loans, acquired loans, and loans held-for-sale.
(13)	Excludes non-performing loans held-for-sale.
(14)	Includes originated loans held-for-investment, PCD loans and acquired loans (and related allowance for credit losses).

RECENT DEVELOPMENTS OF COLUMBIA FINANCIAL

The summary financial information presented below is derived in part from Columbia Financial’s consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information as of December 31, 2025 is derived in part from the audited consolidated financial statements that appear in this joint proxy statement/prospectus. The financial condition data at March 31, 2026 and the operating data for the three months ended March 31, 2026 and 2025 are not audited but, in the opinion of management, reflects all adjustments necessary for a fair presentation. All such adjustments are normal and recurring and are the only adjustments reflected in the financial data presented below. The information presented below reflects Columbia Financial on a consolidated basis and does not include the financial condition, results of operations or other data of Columbia Bank MHC. KPMG LLP has not audited or reviewed the following financial condition and operating data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

	At March 31, 2026	At December 31, 2025
	(Unaudited)
	(In thousands)
Selected Financial Condition Data:
Total assets	$11,010,507	$11,018,793
Cash and cash equivalents	276,947	340,806
Debt securities available for sale	1,198,870	1,122,017
Debt securities held to maturity	377,847	396,233
Loans receivable, net	8,190,917	8,224,809
Deposits	8,372,014	8,444,079
Borrowings	1,243,462	1,183,472
Stockholders’ equity	1,173,722	1,160,728

	For the Three Months Ended March 31,
	2026	2025
	(Unaudited)
	(In thousands)
Selected Operating Data:
Interest income	$118,871	$112,163
Interest expense	58,480	61,838
Net interest income	60,391	50,325
Provision for credit losses	956	2,933
Net interest income after provision for credit losses	59,435	47,392
Non-interest income	6,747	8,471
Non-interest expense	47,487	43,845
Income before income tax expense	18,695	12,018
Income tax expense	5,596	3,118
Net income	13,099	8,900

Weighted average shares outstanding – basic	101,266,942	101,816,716
Weighted average shares outstanding – diluted	101,453,090	101,816,716

	At or For the Three Months Ended March 31,
	2026	2025
	(Unaudited)
Performance Ratios:
Return on average assets	0.48%	0.34%
Return on average equity	4.55	3.31
Interest rate spread(1)	1.84	1.48
Net interest margin(2)	2.42	2.11
Non-interest expense to average assets	1.75	1.68
Efficiency ratio(3)	70.73	74.57
Average interest-earning assets to average interest-bearing liabilities	124.59	123.96
Average equity to average assets	10.58	10.33

Capital Ratios:(4)
Total capital (to risk-weighted assets)	15.14	14.12
Tier 1 capital (to risk-weighted assets)	14.23	13.30
Common equity Tier 1 capital (to risk-weighted assets)	14.14	13.21
Core (Tier 1) capital (to adjusted total assets)	10.40	10.29

Asset Quality Ratios:
Allowance for loan losses as a percent of gross loans	0.84	0.78
Allowance for loan losses as a percent of non-performing loans	166.19	249.57
Net (recoveries) charge-offs to average outstanding loans during the period	(0.03)	0.04
Non-performing loans as a percent of total gross loans(5)	0.50	0.31
Non-performing assets as a percent of total assets(5)	0.43	0.25

Other Data:
Number of offices	70	69
Number of full-time equivalent employees	785	738

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Ratios are for Columbia Bank.
(5)	Non-performing loans include loans on non-accrual, accruing loans past due 90 days or more. Non-performing assets include non-performing loans and other real estate owned.

Comparison of Financial Condition at March 31, 2026 and December 31, 2025

Total assets decreased $8.3 million, or 0.1%, with a balance of $11.0 billion at both March 31, 2026 and December 31, 2025. The decrease in total assets was primarily attributable to decreases in cash and cash equivalents of $63.9 million, debt securities held to maturity of $18.4 million, and loans receivable, net, of $33.9 million, partially offset by an increase in debt securities available for sale of $76.9 million, an increase in Federal Home Loan Bank and Federal Reserve Bank stock of $18.3 million and an increase in other real estate owned of $5.9 million, representing one non-performing construction loan transferred to other real estate owned in March 2026.

Cash and cash equivalents decreased $63.9 million, or 18.7%, to $276.9 million at March 31, 2026 from $340.8 million at December 31, 2025. The decrease was primarily attributable to purchases of securities of $138.2 million, the purchase of Federal Reserve Bank of New York Stock, the origination of loans receivable, and a decrease in total deposits of $72.1 million, partially offset by principal repayments on securities of $20.9 million, calls and maturities on securities of $54.9 million, repayments on loans receivable and an increase in borrowings of $60.0 million.

Debt securities available for sale increased $76.9 million, or 6.8%, to $1.2 billion at March 31, 2026 from $1.1 billion at December 31, 2025. The increase was attributable to purchases of securities of $138.2 million, consisting primarily of U.S. government obligations and mortgage-backed securities, partially offset by an increase in the gross unrealized loss on securities of $4.8 million, calls and maturities on securities of $40.0 million, and repayments on securities of $17.1 million.

Debt securities held to maturity decreased $18.4 million, or 4.6%, to $377.8 million at March 31, 2026 from $396.2 million at December 31, 2025. The decrease was primarily attributable to maturities on securities of $14.9 million and repayments on securities of $3.8 million.

Loans receivable, net, decreased $33.9 million, or 0.4%, with a balance of $8.2 billion at both March 31, 2026 and December 31, 2025. One-to-four family loans, multifamily loans, commercial real estate loans, commercial business loans, and home equity loans and advances decreased $14.7 million, $8.4 million, $40.3 million, $14.5 million, and $5.6 million, respectively, partially offset by an increase in construction loans of $51.3 million. The allowance for credit losses for loans increased $1.6 million to $68.8 million at March 31, 2026 from $67.2 million at December 31, 2025, primarily due to an increase in qualitative loss rates based on the evaluation of current and projected economic conditions.

Total liabilities decreased $21.3 million, or 0.2%, to $9.8 billion at March 31, 2026 from $9.9 billion at December 31, 2025. The decrease was primarily attributable to a decrease in total deposits of $72.1 million, or 0.9%, and a decrease in accrued expenses and other liabilities of $11.3 million, partially offset by an increase in borrowings of $60.0 million, or 5.1%. The decrease in total deposits primarily consisted of decreases in non-interest-bearing demand deposits, interest-bearing demand deposits and money market accounts of $9.4 million, $102.9 million, and $13.8 million, respectively, partially offset by increases in savings and club accounts and certificates of deposits of $1.6 million and $52.4 million, respectively. The decrease in accrued expenses and other liabilities related to the payout of benefit related accrued expenses coupled with a decrease in outstanding checks. The $60.0 million increase in borrowings was driven by a net increase in short-term borrowings of $35.0 million, coupled with new long-term borrowings of $40.0 million, partially offset by repayments of $15.0 million in maturing long-term borrowings.

Total stockholders’ equity increased $13.0 million, or 1.1%, with a balance of $1.2 billion at both March 31, 2026 and December 31, 2025, primarily attributable to net income of $13.1 million.

Comparison of Operating Results for the Three Months Ended March 31, 2026 and March 31, 2025

General. Net income of $13.1 million was recorded for the quarter ended March 31, 2026, an increase of $4.2 million, compared to net income of $8.9 million for the quarter ended March 31, 2025. The increase in net income was primarily attributable to a $10.1 million increase in net interest income, and a $2.0 million decrease in provision for credit losses, partially offset by a $1.7 million decrease in non-interest income, a $3.6 million increase in non-interest expense, and a $2.5 million increase in income tax expense.

Interest Income. Total interest income was $118.9 million for the quarter ended March 31, 2026, an increase of $6.7 million, or 5.98%, from $112.1 million for the quarter ended March 31, 2025. The increase in interest income was primarily due to an increase in the average balance of loans and securities coupled with an increase in average yields on loans. The average yield on loans for the quarter ended March 31, 2026 increased 12 basis points to 5.01%, as compared to 4.89% for the quarter ended March 31, 2025. The average yield on securities for the quarter ended March 31, 2026 decreased 7 basis points to 3.38%, as compared to 3.45% for the quarter ended March 31, 2025. Interest income on securities increased due to an increase in the average balance of securities which more than offset a decrease in the average yield. The average yield on other interest-earning assets for the quarter ended March 31, 2026 decreased 97 basis points to 4.78%, as compared to 5.75% for the quarter ended March 31, 2025, mainly due to a 165 basis point decrease in the dividend rate received on Federal Home Loan Bank stock.

Interest Expense. Total interest expense was $58.5 million for the quarter ended March 31, 2026, a decrease of $3.4 million, or 5.4%, from $61.8 million for the quarter ended March 31, 2025. The decrease in interest expense was primarily attributable to a 30 basis point decrease in the average cost of interest-bearing deposits coupled with a 32 basis point decrease in the average cost of borrowings, partially offset by an increase in both the average balance of interest-bearing deposits and borrowings. Interest expense on deposits decreased $3.8 million, or 7.6% due to the decrease in the average cost of deposits. Interest expense on borrowings increased $476,000, or 4.1%, for the quarter ended March 31, 2026 as compared to the quarter ended March 31, 2025, due to the increase in the average balance of borrowings, which more than offset the decrease in the average cost.

Provision for Credit Losses. The provision for credit losses for the quarter ended March 31, 2026 was $1.0 million, a decrease of $2.0 million, or 67.4%, from $2.9 million for the quarter ended March 31, 2025. The decrease in provision for credit losses was primarily attributable to a decrease in net charge-offs, with net recoveries on loans of $604,000 for the quarter ended March 31, 2026, as compared to net charge-offs on loans of $857,000 for the quarter ended March 31, 2025, and a decrease in the balance of loans receivable.

Non-Interest Income. Non-interest income was $6.7 million for the quarter ended March 31, 2026, a decrease of $1.7 million, or 20.4%, from $8.5 million for the quarter ended March 31, 2025. The decrease was primarily attributable to a decrease in the change in fair value of equity securities of $1.5 million, and a decrease of $379,000 in other non-interest income, mainly related to interest rate swaps.

Non-Interest Expense. Non-interest expense was $47.5 million for the quarter ended March 31, 2026, an increase of $3.6 million, or 8.3%, from $43.8 million for the quarter ended March 31, 2025. The increase was primarily attributable to an increase in compensation and employee benefits expense of $2.5 million, and an increase in merger-related expenses of $1.8 million, partially offset by a decrease of $1.1 million in professional fees. The increase in compensation and employee benefits expense was due to normal annual increases and an increase in the number of employees.

Income Tax Expense. Income tax expense was $5.6 million for the quarter ended March 31, 2026, an increase of $2.5 million, as compared to income tax expense of $3.1 million for the quarter ended March 31, 2025, mainly due to higher pre-tax income. Columbia Financial’s effective tax rate was 29.9% and 25.9% for the quarters ended March 31, 2026 and 2025, respectively. The increase in the 2026 effective tax rate was due to the 2026 period including non-deductible merger-related expenses.

Asset Quality

Columbia Financial’s non-performing loans at March 31, 2026 totaled $41.4 million, or 0.50% of total gross loans, as compared to $38.0 million, or 0.46% of total gross loans, at December 31, 2025. The $3.4 million increase in non-performing loans was primarily attributable to one $10.6 million commercial real estate loan on a six-story mixed use building which includes apartments and commercial/storage space designated as non-performing during the 2026 period, partially offset by a decrease in non-performing commercial business loans of $1.6 million, and a decrease in non-performing construction loans of $5.9 million. The decrease in non-performing construction loans was due to one loan secured by a mixed use five-story building with both commercial space and apartments, being transferred to other real estate owned in March 2026.

	At March 31, 2026	At December 31, 2025
	(In thousands)
Non-accrual loans:
One-to-four family	$9,330	$9,787
Multifamily	—	—
Commercial real estate	16,962	5,766
Construction	—	5,923
Commercial business loans	14,250	15,281
Home Equity loans and advances	833	1,243

Total non-accrual loans	$41,375	$38,000

RECENT DEVELOPMENTS OF NORTHFIELD BANCORP

The summary financial information presented below is derived in part from Northfield Bancorp’s consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-79. The financial condition data at December 31, 2025 are derived from the audited consolidated financial statements of Northfield Bancorp included elsewhere in this joint proxy statement/prospectus. The financial condition data at March 31, 2026 and the operating data for the three months ended March 31, 2026 and 2025 are not audited but, in the opinion of management, reflects all adjustments necessary for a fair presentation. All such adjustments are normal and recurring and are the only adjustments reflected in the financial data presented below. Crowe LLP has not audited or reviewed the following financial condition and operating data. Accordingly, Crowe LLP does not express an opinion or any other form of assurance with respect thereto.

	At March 31, 2026	At December 31, 2025
	(Unaudited)
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$5,735,202	$5,754,010
Cash and cash equivalents	239,607	163,951
Trading securities	13,831	15,215
Debt securities available-for-sale, at estimated fair value	1,378,502	1,412,419
Debt securities held-to-maturity, at amortized cost	8,278	8,339
Equity securities	5,000	5,000
Loans held-for-investment, net	3,807,957	3,856,773
Allowance for credit losses	(37,034)	(38,144)

Net loans held-for-investment	3,770,923	3,818,629
Bank-owned life insurance	184,718	182,828
Federal Home Loan Bank of New York stock, at cost	42,195	46,568
Operating lease right-of-use assets	24,588	25,789
Total liabilities	5,040,512	5,063,951
Deposits	4,088,617	4,015,809
Borrowed funds	802,185	900,216
Subordinated debentures, net of issuance costs	61,721	61,665
Operating lease liabilities	28,348	29,643
Total stockholders’ equity	694,690	690,059

	For the Three Months Ended March 31,
	2026	2025
	(Unaudited)
	(Dollars in thousands, except share and per share data)
Selected Operating Data:
Interest income	$62,908	$60,092
Interest expense	25,945	28,301
Net interest income before provision for credit losses	36,963	31,791
Provision for credit losses	247	2,582

Net interest income after provision for credit losses	36,716	29,209
Non-interest income	3,412	3,022
Non-interest expense	23,259	21,435

Income before income taxes	16,869	10,796
Income tax expense	5,026	2,920
Net income	$11,843	$7,876
Net income per common share – basic	$0.30	$0.19
Net income per common share – diluted	$0.30	$0.19
Weighted average basis shares outstanding	39,785,507	40,864,529
Weighted average diluted shares outstanding	39,922,591	40,922,829

	At or For the Three Months Ended March 31,
	2026	2025
	(Unaudited)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)(1)	0.85%	0.56%
Return on equity (ratio of net income to average equity)(1)	6.93	4.52
Interest rate spread(2)	2.17	1.76
Net interest margin(1)(3)	2.76	2.38
Dividend payout ratio(4)	44.59	68.40
Efficiency ratio(5)	57.61	61.57
Non-interest expense to average total assets(1)	1.66	1.53
Average interest-earning assets to average interest-bearing liabilities	130.15	129.42
Average equity to average total assets	12.20	12.43

Asset Quality Ratios:
Non-performing assets to total assets	0.37	0.34
Non-performing loans to total loans(6)(7)	0.56	0.48
Allowance for credit losses to total non-performing loans(8)	172.93	242.73
Allowance for credit losses to total loans held-for-investment, net(9)	0.97	0.87

Capital Ratio:
Northfield Bank Community Bank Leverage Ratio (CBLR)	13.08	12.62
Northfield Bancorp CBLR	12,34	12.08

Other Data:
Number of full service offices	37	37
Full-time equivalent employees	369	371

(1)	Annualized
(2)	The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average costs of interest-bearing liabilities.
(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4)	Dividend payout ratio is calculated as total dividends declared for the year divided by net income for the period.
(5)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(6)

Non-performing loans consist of non-accruing loans and loans 90 days or more past due and still accruing (excluding PCD loans), included in total loans held-for-investment, net, and non-performing loans held-for-sale, included in loans held-for-sale.

(7)	Includes originated loans held-for-investment, PCD loans, acquired loans, and loans held-for-sale.
(8)	Excludes non-performing loans held-for-sale.
(9)	Includes originated loans held-for-investment, PCD loans and acquired loans (and related allowance for credit losses).

Comparison of Financial Condition at March 31, 2026 and December 31, 2025

Total assets decreased by $18.8 million, or 0.3%, to $5.74 billion at March 31, 2026, from $5.75 billion at December 31, 2025. The decrease was primarily due to decreases in loans held-for-investment, net, of $48.8 million, or 1.3%, available-for-sale debt securities of $33.9 million, or 2.4%, other assets of $7.1 million, or 20.2%, and Federal Home Loan Bank of New York stock of $4.4 million, or 9.4%, partially offset by an increase in cash and cash equivalents of $75.7 million, or 46.1%.

Cash and cash equivalents increased by $75.7 million, or 46.1%, to $239.6 million at March 31, 2026, from $164.0 million at December 31, 2025. Balances fluctuate based on the timing of receipt of security and loan repayments and the redeployment of cash into higher-yielding assets such as loans and securities, or the funding of deposit outflows or borrowing maturities.

Loans held-for-investment, net, decreased by $48.8 million, or 1.3%, to $3.81 billion at March 31, 2026 from $3.86 billion at December 31, 2025, primarily due to a decrease in multifamily real estate loans. The decrease in multifamily loan balances reflects our continued strategic focus on managing concentration risk within our commercial and multifamily real estate loan portfolios, while maintaining disciplined loan pricing. Multifamily loans decreased $47.3 million, or 2.0%, to $2.31 billion at March 31, 2026 from $2.36 billion at December 31, 2025. Commercial real estate loans decreased

$9.8 million, or 1.1%, to $901.6 million at March 31, 2026 from $911.4 million at December 31, 2025. Home equity and lines of credit decreased $2.9 million, or 1.4%, to $195.7 million at March 31, 2026 from $198.6 million at December 31, 2025. One-to-four family residential loans decreased $901,000, or 0.5%, to $164.2 million at March 31, 2026 from $165.1 million at December 31, 2025. Partially offsetting these decreases were increases in commercial and industrial loans of $6.8 million, or 4.1%, to $173.0 million at March 31, 2026 from $166.2 million at December 31, 2025, as a result of an increase in originations related to new lenders. Construction and land loans increased $5.6 million, or 12.7%, to $50.2 million at March 31, 2026 from $44.5 million at December 31, 2025, primarily attributable to advances on existing loans.

Our available-for-sale debt securities portfolio decreased by $33.9 million, or 2.4%, to $1.38 billion at March 31, 2026, from $1.41 billion at December 31, 2025. The decrease was primarily attributable to paydowns and maturities. At March 31, 2026, $1.33 billion of the portfolio consisted of residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. In addition, we held $47.8 million in corporate bonds, substantially all of which were investment grade, $614,000 in municipal bonds and $540,000 in U.S. Government agency securities at March 31, 2026. Unrealized losses, net of tax, on available-for-sale debt securities and held-to-maturity securities approximated $10.8 million and $244,000, respectively, at March 31, 2026, and $10.5 million and $206,000, respectively, at December 31, 2025.

Equity securities were $5.0 million at both March 31, 2026 and December 31, 2025, respectively. Equity securities are comprised of an investment in a Small Business Administration Loan Fund. This investment is utilized by Northfield Bank as part of its Community Reinvestment Act program.

Other assets decreased by $7.1 million, or 20.2%, to $28.1 million at March 31, 2026, from $35.2 million at December 31, 2025. The decrease was primarily attributable to a decrease in tax assets (deferred and receivables) and proceeds due from broker.

Total liabilities decreased $23.4 million, or 0.5%, to $5.04 billion at March 31, 2026, from $5.06 billion at December 31, 2025. The decrease was primarily attributable to a decrease in borrowings of $98.0 million, partially offset by an increase in deposits of $72.8 million. We routinely utilize brokered deposits and borrowed funds to manage interest rate risk, the cost of interest-bearing liabilities, and funding needs related to loan originations and deposit activity.

Deposits, excluding brokered deposits, increased $83.3 million, or 2.1%, to $4.06 billion at March 31, 2026 as compared to $3.98 billion at December 31, 2025. The increase in deposits, excluding brokered deposits, was primarily attributable to an increase of $99.8 million in transaction accounts and $13.7 million in savings accounts, partially offset by decreases of $20.1 million in time deposits, and $10.1 million in money market accounts. Growth in transaction and savings accounts was primarily the result of our focus on growing low/no cost checking deposits. We do not to compete with high rate time deposits offered by competitors, which accounted for the decrease in that product category.

Borrowed funds decreased to $863.9 million at March 31, 2026, from $961.9 million at December 31, 2025. The decrease in borrowings was primarily due to a $40.0 million decrease in borrowings under an overnight line of credit, and a $58.0 million decrease in other borrowings. We were able to reduce our reliance on borrowings due to an increase in deposits. Management utilizes borrowings to mitigate interest rate risk, for short-term liquidity, and to a lesser extent from time to time, as part of leverage strategies.

Total stockholders’ equity increased by $4.6 million to $694.7 million at March 31, 2026, from $690.1 million at December 31, 2025. The increase was attributable to net income of $11.8 million for the three months ended March 31, 2026, and a $500,000 increase in equity award activity, partially offset by $5.3 million in dividend payments, and a $2.4 million increase in accumulated other comprehensive loss associated with a decrease in the estimated fair value of our debt securities available-for-sale portfolio.

Comparison of Operating Results for the Three Months Ended March 31, 2026 and March 31, 2025

General. Net income was $11.8 million and $7.9 million for the three months ended March 31, 2026 and March 31, 2025, respectively. Significant variances from the comparable prior year period are as follows: a $5.2 million increase in net interest income, a $2.3 million decrease in the provision for credit losses on loans, a $390,000 increase in non-interest income, a $1.8 million increase in non-interest expense, and a $2.1 million increase in income tax expense.

Net Interest Income. Net interest income for the three months ended March 31, 2026, increased $5.2 million, or 16.3%, to $37.0 million, from $31.8 million for the three months ended March 31, 2025, due to a $2.8 million increase in interest income and a $2.4 million decrease in interest expense. The increase in interest income was primarily due to a 19 basis point increase in the yield on interest-earning assets, which increased to 4.69% for the three months ended March 31, 2026, from

4.50% for the three months ended March 31, 2025, due to higher yields on loans and mortgage-backed securities, and a $27.1 million, or 0.5%, increase in the average balance of interest-earning assets. The increase in the average balance of interest-earning assets was primarily due to increases in the average balance of mortgage-backed securities of $218.6 million and the average balance of interest-earning deposits in financial institutions of $52.4 million, partially offset by decreases in the average balance of loans of $180.4 million and the average balance of other securities of $67.4 million. The decrease in interest expense was primarily due to a decrease in the cost of interest-bearing liabilities, which decreased by 22 basis points to 2.52% for the three months ended March 31, 2026, from 2.74% for the three months ended March 31, 2025, and a decrease in the average balance of interest-bearing liabilities of $2.4 million, or 0.1%. The decrease in the cost of interest-bearing liabilities was driven primarily by a 34 basis point decrease in the cost of interest-bearing deposits to 2.17% from 2.51%, attributable to a shift to lower cost deposit sources such as negotiable orders of withdrawal and savings accounts, partially offset by an 11 basis point increase in the cost of borrowed funds to 3.78% from 3.67%, attributable to increased utilization of short-term Federal Home Loan Bank advances. The average balance of interest-bearing liabilities decreased primarily due to an $84.5 million, or 2.5%, decrease in the average balance of interest-bearing deposits, primarily in certificates of deposit, partially offset by an $82.0 million, or 11.8%, increase in the average balance of borrowed funds.

Net interest margin increased by 38 basis points to 2.76% for the three months ended March 31, 2026, from 2.38% for the three months ended March 31, 2025. The increase in net interest margin was primarily due to higher yields on loans and mortgage-backed securities, coupled with a decrease in the cost of interest-bearing liabilities. We accreted interest income related to purchased credit-deteriorated (“PCD”) loans of $224,000 for the three months ended March 31, 2026, as compared to $223,000 for the three months ended March 31, 2025. Net interest income for the three months ended March 31, 2026, also included loan prepayment income of $74,000 as compared to $245,000 for the three months ended March 31, 2025.

Provision for Credit Losses. The provision for credit losses on loans decreased by $2.3 million to $247,000 for the three months ended March 31, 2026, compared to $2.6 million for the three months ended March 31, 2025, primarily due to a decrease in general reserves, partially offset by an increase in specific reserves. The decrease in general reserves was related to a decline in loan balances and lower net charge-offs, partially offset by an increase in qualitative reserves in our multifamily portfolio. The increase in specific reserves was related to one collateral-dependent commercial real estate loan. Net charge-offs were $1.4 million for the three months ended March 31, 2026, as compared to $2.8 million for the three months ended March 31, 2025, and included charge-offs of $1.3 million and $2.4 million on small business unsecured commercial and industrial loans for the three months ended March 31, 2026 and 2025, respectively. Management continues to closely monitor the small business unsecured commercial and industrial loan portfolio, which totaled $17.6 million at March 31, 2026.

Non-interest Income. Non-interest income increased by $390,000, or 12.9%, to $3.4 million for the three months ended March 31, 2026, compared to $3.0 million for the three months ended March 31, 2025. The increase was primarily due to an increase in income on bank-owned life insurance of $252,000 and an $89,000 increase in fees and service charges for customer services.

Non-interest Expense. Non-interest expense increased by $1.8 million, or 8.5%, to $23.3 million for the three months ended March 31, 2026, compared to $21.4 million for the three months ended March 31, 2025. The increase was primarily due to a $1.7 million increase in merger expenses related to the pending merger with Columbia Financial, Inc., and an $898,000 increase in employee compensation and benefits, primarily due to higher salary expense related to annual merit increases. Partially offsetting the increases were a $381,000 decrease in professional fees, primarily attributable to lower outsourced consulting and recruitment fees, a $170,000 decrease in credit loss expense/(benefit) for off-balance sheet exposure, and a $143,000 decrease in other non-interest expense. The decrease in credit loss expense/(benefit) for off-balance sheet exposure was due to a benefit of $67,000 recorded during the three months ended March 31, 2026, as compared to a provision of $103,000 recorded during the three months ended March 31, 2025, due to a decrease in the pipeline of loans committed and awaiting closing.

Income Tax Expense. We recorded income tax expense of $5.0 million for the three months ended March 31, 2026, compared to $2.9 million for the three months ended March 31, 2025. The effective tax rate for the three months ended March 31, 2026, was 29.8% compared to 27.0% for the three months ended March 31, 2025.

Asset Quality. Non-performing loans at March 31, 2026 totaled $21.4 million, or 0.56% of total loans, as compared to $16.1 million, or 0.42% of total loans, at December 31, 2025. The increase was primarily due to an increase in non-accrual commercial mortgage loans, primarily due to one loan with an outstanding balance of $6.5 million that was placed on non-accrual as it was 90 days past due at March 31, 2026. As of March 31, 2026, the loan is considered well secured by collateral property in New York with an appraised value of $13.1 million and is in the process of collection.

	At March 31,	At December 31,
	2026	2025
	(In thousands)
Non-accrual loans:
Held-for-investment
Real estate loans:
Multifamily	$3,230	$3,688
Commercial mortgage	11,485	5,012
Home equity and lines of credit	1,752	1,778
Commercial and industrial	4,494	4,732

Total non-accrual loans	$20,961	$15,210

HOW COLUMBIA FINANCIAL, INC. INTENDS TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $966.0 million and $1.9 billion. See the section of this Joint Proxy Statement/Prospectus entitled “Pro Forma Data” for the assumptions used to arrive at these amounts.

We intend to distribute the net proceeds as follows:

	Adjusted Minimum of Offering Range		Minimum of Offering Range		Midpoint of Offering Range		Maximum of the Range
	142,375,000		142,375,000		167,500,000		192,625,000
	Shares at $10.00 Per Share	Percent of Net Proceeds	Shares at $10.00 Per Share	Percent of Net Proceeds	Shares at $10.00 Per Share	Percent of Net Proceeds	Shares at $10.00 Per Share	Percent of Net Proceeds
Gross offering proceeds	$1,423,750		$1,423,750		$1,675,000		$1,926,250
Less: offering expenses	(39,779)		(36,311)		(38,623)		(43,070)
Net offering proceeds	1,383,971		1,387,439		1,636,377		1,883,180
Merger shares used to complete offering(1)	(418,001)		—		—		—

Net cash proceeds	965,970	100.00%	1,387,439	100.00%	1,636,377	100.00%	1,883,180	100.00%
Less:
Proceeds contributed to Columbia Bank	(482,985)	50.00%	(693,720)	50.00%	(818,189)	50.00%	(941,590)	50.00%
Proceeds used for loan to employee stock ownership plan	(42,713)	4.42%	(42,713)	3.08%	(50,250)	3.07%	(57,788)	3.07%
Cash merger consideration(2)	(179,143)	18.55%	(179,143)	12.91%	(179,143)	10.95%	(184,172)	9.78%

Proceeds remaining for Columbia Financial, Inc.	$261,128	27.03%	$471,863	34.01%	$588,795	35.98%	$699,630	37.15%

(1)

The number of shares of Columbia Financial, Inc. sold for cash at the adjusted minimum the offering will vary depending on the amount of the merger consideration that is paid in shares of Columbia Financial, Inc. This column assumes that 70% of the merger consideration will be shares of Columbia Financial, Inc., which would result in 100,574,860 shares that would need to be sold in the offering to satisfy the minimum offering requirement. If instead, 100% of the merger consideration is paid in shares of Columbia Financial, Inc., the number of shares required to be sold for cash to satisfy the minimum offering requirement would decrease at the adjusted minimum from 100,574,860 shares to 82,660,515 shares and the resulting net cash proceeds would be less than the amount shown in the table above. See “Description of the Conversion – Shares Outstanding at Completion of Offering.”

(2)

We intend to contribute 50.0% of the net cash proceeds to Columbia Bank and, assuming 30% of the merger consideration is in cash, an additional $179.1 million will be used to fund the cash portion of the merger consideration at the adjusted minimum, minimum, and midpoint of the offering range and $184.2 million at the maximum of the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Columbia Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if more than 30% of the shares are sold in a firm commitment underwritten offering.

We initially intend to invest the proceeds retained from the offering at Columbia Financial, Inc. after financing the cash portion of the merger consideration to acquire Northfield Bancorp in short-term investments, such as U.S. treasury and government agency securities, government agency mortgage-backed securities and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and Columbia Financial, Inc.’s liquidity requirements. In the future, Columbia Financial, Inc. may liquidate its investments and use those funds:

•	to pay dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•

to finance the possible acquisition of financial institutions or other businesses that are related to banking as opportunities arise, primarily in or adjacent to our existing market areas, although we do not currently have any agreements or understandings regarding any specific acquisition transaction other than our pending merger with Northfield Bancorp; and

•	for other general corporate purposes, including to support our business strategies and contributing additional capital to Columbia Bank.

See “Dividend Policy of Columbia Financial, Inc.” for a discussion of Columbia Financial, Inc.’s expected dividend policy following the completion of the Conversion. Under current federal regulations, Columbia Financial, Inc. is not permitted to repurchase shares of its common stock during the first year following the completion of the Conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund the granting of restricted stock awards (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Columbia Bank may use the net proceeds it receives from the offering:

•	to fund new loans;

•	to enhance existing products and services and to support growth;

•	to invest in investment-grade securities;

•	for the possible future expansion of our branch office network by establishing or acquiring additional branch offices;

•	for the possible acquisition of fee-based businesses; and

•	for other general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness and availability of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

Our return on equity may be low until we are able to effectively reinvest the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors — Risks Related to the Offering — Our return on equity may be low following the offering, which could negatively affect the trading price of our shares of common stock.”

DIVIDEND POLICY OF COLUMBIA FINANCIAL, INC.

Columbia Financial has not paid dividends to its minority stockholders due to restrictions contained in Federal Reserve Board regulations applicable to mutual holding companies.

After the completion of the Conversion and offering, Columbia Financial, Inc. intends to pay cash dividends on a quarterly basis. Initially, Columbia Financial, Inc. expects the quarterly dividends to be $0.05 per share, which equals $0.20 per share on an annualized basis and a 2.0% yield based on a price of $10.00 per share. The initial dividend and continued payment of dividends will depend on a number of factors, including Columbia Financial, Inc.’s financial condition and results of operations, tax considerations, capital requirements, alternative uses for capital, the number of shares issued in the offering, industry standards and economic conditions.

There can be no assurance that Columbia Financial, Inc. will pay dividends in the future, or that any such dividends will not be reduced or eliminated in the future.

Columbia Financial, Inc. will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by Columbia Financial, Inc. in connection with the Conversion. The source of dividends will depend on the net proceeds retained by Columbia Financial, Inc. and earnings thereon, and dividends from Columbia Bank. In addition, Columbia Financial, Inc. will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. Maryland law generally limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Under OCC regulations, capital distributions by federal savings associations generally include cash dividends and other transactions charged to the capital account of a federal savings association. A federal savings association must file an application with the OCC for approval of the capital distribution if the total capital distributions for the applicable calendar year exceeds the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years that is still available for dividend; the institution would not be at least adequately capitalized following the distribution; the distribution would violate any applicable statute, regulation, written agreement or regulatory condition; or the institution is not eligible for expedited review of its filings (i.e., generally, institutions that do not have safety and soundness, compliance and Community Reinvestment Act ratings in the top two categories or that fail a capital requirement).

Pursuant to Federal Reserve Board regulations, Columbia Financial, Inc. may not make a distribution that would constitute a return of capital during the three years following the completion of the Conversion and offering.

MARKET FOR THE COMMON STOCK

Columbia Financial’s common stock is listed on the Nasdaq Global Select Market under the symbol “CLBK.” Upon completion of the Conversion, the shares of common stock of Columbia Financial, Inc. will be exchanged for the existing shares of Columbia Financial and are expected to be listed on the Nasdaq Global Select Market under the symbol “CLBK.”

As of the close of business on April 30, 2026 there were 104,142,951 shares of Columbia Financial common stock outstanding, including 28,126,427 publicly held shares (shares held by stockholders other than Columbia Bank MHC), and on that date Columbia Financial had approximately 3,038 stockholders of record.

As of February 25, 2026 Columbia Financial had approximately 26 registered market makers in its common stock. Keefe, Bruyette & Woods, Inc., Piper Sandler & Co. and Brean Capital, LLC have advised us that they intend to make a market in Columbia Financial, Inc.’s common stock following the offering, but none of them is under any obligation to do so.

On January 30, 2026, the business day immediately preceding the public announcement of the Conversion and the acquisition of Northfield Bancorp, and on April 30, 2026, the date of this Joint Proxy Statement/Prospectus the closing prices of Columbia Financial common stock as reported on the Nasdaq Global Select Market were $16.27 per share and $19.23 per share, respectively. On the effective date of the Conversion, all publicly held shares of Columbia Financial common stock, including shares of common stock held by Columbia Financial’s officers and directors, will be converted automatically into and become the right to receive a number of shares of Columbia Financial, Inc. common stock determined pursuant to the exchange ratio. See “Description of the Conversion — Share Exchange Ratio for Current Stockholders.”

Persons purchasing the common stock may not be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should recognize that there are risks involved in their investment.

CAPITALIZATION

The following table presents the historical capitalization of Columbia Financial and Northfield Bancorp at December 31, 2025 and the capitalization of Columbia Financial, Inc. after giving effect to the receipt of the offering proceeds and the proposed Merger (referred to as “pro forma” information). The table depicts adjustments to capitalization resulting first from the offering and then from the proposed Merger only at the minimum of the offering range and then depicts Columbia Financial, Inc.’s capitalization following the offering and the proposed Merger at the adjusted minimum, minimum, midpoint and maximum of the offering range. The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and the Proposed Merger.”

							Pro Forma Capitalization Based Upon the Sale of
(Dollars in thousands)	Columbia Financial, Inc.	Offering Adjustments: 142,375,000 at Minimum of Offering Range	Columbia Financial, Inc. Post-offering	Northfield Bancorp	ESOP Adjustment	Merger Adjustments	Adjusted Minimum 142,375,000 Shares at $10.00 per share	Minimum 142,375,000 Shares at $10.00 per share	Midpoint 167,500,000 Shares at $10.00 per share	Maximum 192,625,000 Shares at $10.00 per Share
Deposits(1)	$8,444,079	$—	$8,444,079	$4,015,809	$—	$(1,362)	$12,458,526	$12,458,526	$12,458,526	$12,458,526
Borrowings	1,183,472	—	1,183,472	961,881	—	151	2,145,504	2,145,504	2,145,504	2,145,506

Total deposits and borrowed funds	$9,627,551	$—	$9,627,551	$4,977,690	$—	$(1,211)	$14,604,030	$14,604,030	$14,604,030	$14,604,030

Stockholders’ equity:
Preferred stock	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Common stock(2)	1,316	632	1,948	648	7,481	(648)	1,948	2,366	2,709	3,065
Additional paid-in capital	806,581	489,205	1,295,786	592,473	(3,905)	(181,953)	1,713,787	2,134,838	2,383,433	2,624,997
Retained earnings	933,717	—	933,717	420,405	—	(427,904)	922,313	922,313	922,313	922,313
Accumulated other comprehensive income (loss)	(75,972)	—	(75,972)	(4,220)	—	4,220	(75,972)	(75,972)	(75,972)	(75,972)
Less: treasury stock	(476,133)	476,133	—	(307,519)	—	307,519	—	—	—	—
Less: common stock owned by employee stock ownership plan	(27,935)	—	(27,935)	—	—	—	(27,935)	(27,935)	(27,935)	(27,935)
Less: common stock acquired by employee stock ownership plan(3)	—	(42,713)	(42,713)	(11,728)	11,728	—	(42,713)	(42,713)	(50,250)	(57,788)
Less: common stock held by Rabbi Trust	(3,479)	—	(3,479)	—	—	—	(3,479)	(3,479)	(3,479)	(3,479)
Less: common stock acquired by restricted stock-based benefit plan(4)	—	(34,882)	(34,882)	—	—	—	(34,882)	(34,882)	(41,038)	(47,193)
Less: deferred compensation obligation	2,633	—	2,633	—	—	—	2,633	2,633	2,633	2,633

Total stockholders’ equity	$1,160,728	$888,375	$2,049,103	$690,059	$15,304	$(298,766)	$2,455,700	$2,877,170	$3,112,415	$3,340,642

							Pro Forma Capitalization Based Upon the Sale of
(Dollars in thousands)	Columbia Financial, Inc.	Offering Adjustments: 142,375,000 at Minimum of Offering Range	Columbia Financial, Inc. Post-offering	Northfield Bancorp	ESOP Adjustment	Merger Adjustments	Adjusted Minimum 142,375,000 Shares at $10.00 per share	Minimum 142,375,000 Shares at $10.00 per share	Midpoint 167,500,000 Shares at $10.00 per share	Maximum 192,625,000 Shares at $10.00 per Share
Proforma shares outstanding:
Shares offered for sale in the second step conversion	—	100,574,860	100,574,860	—	—	—	100,574,860	142,375,000	167,500,000	192,625,000
Exchange shares issued to Columbia Financial stockholders	—	52,382,845	52,382,845	—	—	—	52,382,845	52,382,845	61,626,877	70,870,908
Shares issued to stockholders of Northfield Bancorp in the offering(5)	—	41,800,140	41,800,140	—	—	—	41,800,140	—	—	—
Shares issued to stockholders of Northfield Bancorp	—	—	—	—	—	—	—	41,800,140	41,800,140	42,973,477
Total shares outstanding		194,757,845	194,757,845	—	—	—	194,757,845	236,557,985	270,972,017	306,469,385
Total stockholders’ equity as a percentage of pro forma total assets	10.53%	—	17.21%	11.99%	—	—	14.13%	16.17%	17.26%	18.29%
Tangible stockholders’ equity as a percentage of pro forma tangible assets	9.57%	—	16.38%	11.99%	—	—	13.18%	15.26%	16.37%	17.43%

(1)	Does not reflect withdrawals from deposit accounts Columbia Bank to purchase common stock in the offering. These withdrawals will reduce pro forma deposits by the amounts of the withdrawals.
(2)

No effect has been given to the issuance of additional shares of common stock pursuant to the exercise of options under a stock-based benefit plan. If the plan is implemented within the first year after the closing of the offering, an amount up to 6.20% of the shares of common stock of Columbia Financial, Inc. offered in the offering will be reserved for issuance upon the exercise of options under the plans.

(3)

Assumes that 3.0% of the shares of common stock of Columbia Financial, Inc. offered in the offering will be acquired by the employee stock ownership plan financed by a loan from Columbia Financial, Inc. the loan will be repaid principally from Columbia Bank’s contributions to the employee stock ownership plan. Since Columbia Financial, Inc. will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Columbia Financial, Inc.’s consolidated balance sheet. Accordingly, the number of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(4)

Assumes a number of shares of common stock equal to 2.45% of the shares of common stock of Columbia Financial, Inc. offered in the offering and at the completion of the offering will be purchased for grant by a stock-based benefit plan. The funds to be used by such plan to purchase shares will be provided by Columbia Financial, Inc. The dollar amount of common stock to be purchased is based on the $10.00 per share offering price and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the offering price. Columbia Financial, Inc. will accrue compensation expense to reflect the vesting of shares granted pursuant to such stock-based benefit plan and will credit capital in an amount equal to the charge to operations. Implementation of such plan will require stockholder approval.

(5)	Assumes 41,800,140 shares of Columbia Financial, Inc. are issued as merger consideration at the adjusted minimum.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2025, Columbia Financial and Columbia Bank exceeded all regulatory capital requirements. The following tables presents Columbia Financial’s regulatory capital position relative to the regulatory capital requirements at December 31, 2025, on a historical basis, Columbia Financial, Inc.’s regulatory capital position relative to the regulatory capital requirements at December 31, 2025, on a pro forma basis, and Columbia Bank’s regulatory capital position relative to the regulatory capital requirements at December 31, 2025, on a historical and a pro forma basis, with each pro forma basis assuming completion of the proposed Merger and the offering. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “How Columbia Financial, Inc. Intends to Use the Proceeds of the Offering,” “Capitalization” and “Pro Forma Unaudited Condensed Consolidated Financial Statements Giving Effect to the Conversion and Proposed Merger.” For a discussion of the capital standards applicable to Columbia Financial, Columbia Bank, Northfield Bancorp and Northfield Bank, see “Regulation and Supervision — Federal Banking Regulations.”

			Pro forma (giving effect to the offering and acquisition) at December 31, 2025
(Dollars in thousands)	Columbia Financial		Adjusted Minimum of Offering Range 142,375,000 Shares at $10.00 per share(2)		Minimum of Offering Range 142,375,000 Shares at $10.00 per share(2)		Midpoint of Offering Range 167,500,000 Shares at $10.00 per share(2)		Maximum of Offering Range 192,625,000 Shares at $10.00 per share(2)
	Amount	Percent of Assets(1)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
Capital under generally accepted accounting principals	$1,160,728	10.53%	$2,490,582	14.30%	$2,912,052	16.33%	$3,153,453	17.45%	$3,387,835	18.50%
Common equity Tier 1 risk- based capital	$1,117,785	13.94	$2,394,156	19.08%	$2,815,625	22.29%	$3,057,026	24.11%	$3,291,408	25.87%
Common equity Tier 1 risk- based requirement	521,223	6.50	815,569	6.50	821,048	6.50	824,186	6.50	826,979	6.50%

Excess	$596,562	7.44%	$1,578,587	12.58%	$1,994,578	15.79%	$2,232,840	17.61%	$2,464,429	19.37%

Tier 1 risk-based capital	$1,125,002	14.03%	$2,401,373	19.14%	$2,822,842	22.35%	$3,064,243	24.17%	$3,298,625	25.93%
Tier 1 risk-based requirement	641,506	8.00	1,003,777	8.00	1,010,520	8.00	1,014,383	8.00	1,017,820	8.00%

Excess	$483,496	6.03%	$1,397,596	11.14%	$1,812,322	14.35%	$2,049,861	16.17%	$2,280,805	17.93%

Total risk-based capital	$1,196,057	14.92%	$2,472,428	19.71%	$2,893,897	22.91%	$3,135,298	24.73%	$3,369,680	26.49%
Total risk-based requirement	801,882	10.00	1,254,721	10.00	1,263,150	10.00	1,267,978	10.00	1,272,275	10.00%

Excess	$394,175	4.92%	$1,217,707	9.71%	$1,630,747	12.91%	$1,867,320	14.73%	$2,097,405	16.49%

Tier 1 leverage capital	$1,125,002	10.27%	$2,401,373	13.95%	$2,822,842	16.01%	$3,064,243	17.15%	$3,298,625	18.22%
Tier 1 leverage capital requirement	547,576	5.00	860,457	5.00	881,531	5.00	893,601	5.00	905,320	5.00

Excess	$577,426	5.27%	$1,540,915	8.95%	$1,941,311	11.01%	$2,170,642	12.15%	$2,393,305	13.22%

(1)	Shown as a percent of assets under generally accepted accounting principles and total assets for leverage ratio and risk-based ratio requirements.

(2)	Reconciliation of capital adjustment for Columbia Financial:

(In thousands)	Adjusted Minimum	Minimum	Midpoint	Maximum
Gross offering proceeds	$1,423,750	$1,423,750	$1,675,000	$1,926,250
Less: fair value of offering shares issued to Northfield Bancorp stockholders(a)	(418,001)	—	—	—
Less: fair value of shares acquired by ESOP	(42,713)	(42,713)	(50,250)	(57,788)
Less: offering expenses	(39,779)	(36,311)	(38,623)	(43,070)

Net conversion proceeds	923,257	1,344,726	1,586,127	1,825,392
Disallowed tangible assets as adjusted minimum
Less: increase in disallowed intangible assets relative to level at adjusted minimum	—	—	—	(14,047)

Increase in Tier 1 capital	$923,257	$1,344,726	$1,586,127	$1,811,345

Net increase in GAAP assets	$923,257	$1,344,726	$1,586,127	$1,825,302
Net increase in leverage assets	$923,257	$1,344,726	$1,586,127	$1,825,302
Net increase risk-based assets(b)	$184,651	$268,945	$317,225	$365,078
Total disallowed intangible assets	$172,392	$172,392	$172,392	$172,392

(a)	Assumes 41,800,140 shares of Columbia Financial, Inc. are issued as merger consideration at the adjusted minimum.
(b)	Assumes proceeds initial invested in assets with 20% risk weight.

			Pro forma (giving effect to the offering and acquisition) at December 31, 2025
(Dollars in thousands)	Columbia Bank		Adjusted Minimum of Offering Range 142,375,000 Shares at $10.00 per share(2)		Minimum of Offering Range 142,375,000 Shares at $10.00 per share(2)		Midpoint of Offering Range 167,500,000 Shares at $10.00 per share(2)		Maximum of Offering Range 192,625,000 Shares at $10.00 per share(2)
	Amount	Percent of Assets(1)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
Capital under generally accepted accounting principals	$1,102,652	10.01%	$2,162,626	11.96%	$2,373,361	12.97%	$2,490,293	13.52%	$2,606,302	14.05%
Common equity Tier 1 risk- based capital	$1,058,518	13.20%	$2,065,008	16.53%	$2,275,743	18.15%	$2,392,675	19.05%	$2,508,684	19.93%
Common equity Tier 1 risk- based requirement	521,247	6.50	812,201	6.50	814,941	6.50	816,559	6.50	818,172	6.50%

Excess	$537,271	6.70%	$1,252,807	10.03%	$1,460,802	11.65%	$1,576,116	12.55%	$1,690,512	13.43%

Tier 1 risk-based capital	$1,058,518	13.20%	$2,065,008	16.53%	$2,275,743	18.15%	$2,392,675	19.05%	$2,508,684	19.93%
Tier 1 risk-based requirement	641,534	8.00	999,632	8.00	1,003,004	8.00	1,004,995	8.00	1,006,981	8.00%

Excess	$416,984	5.20%	$1,065,376	8.53%	$1,272,739	10.15%	$1,387,680	11.05%	$1,501,703	11.93%

Total risk-based capital	$1,129,573	14.09%	$2,136,063	17.09%	$2,346,798	18.72%	$2,463,730	19.61%	$2,579,739	20.49%
Total risk-based requirement	801,918	10.00	1,249,540	10.00	1,253,755	10.00	1,256,244	10.00	1,258,727	10.00%

Excess	$327,655	4.09%	$886,523	7.09%	$1,093,043	8.72%	$1,207,486	9.61%	$1,321,012	10.49%

Tier 1 leverage capital	$1,058,518	9.67%	$2,065,008	12.18%	$2,275,743	13.26%	$2,392,675	13.84%	$2,508,684	14.41%
Tier 1 leverage capital requirement	547,536	5.00	847,364	5.00	857,901	5.00	864,124	5.00	870,302	5.00%

Excess	$510,982	4.67%	$1,217,644	7.18%	$1,417,842	8.26%	$1,528,551	8.84%	$1,638,382	9.41%

(1)	Shown as a percent of assets under generally accepted accounting principles and total assets for leverage ratio and risk-based ratio requirements.

(2)	Reconciliation of capital adjustment for Columbia Bank:

(In thousands)	Adjusted Minimum	Minimum	Midpoint	Maximum
Gross offering proceeds	$1,423,750	$1,423,750	$1,675,000	$1,926,250
Less: fair value of offering shares issued to Northfield Bancorp stockholders(a)	(418,001)	—	—	—
Less: offering expenses	(39,779)	(36,311)	(38,623)	(43,070)

Net conversion proceeds	965,970	1,387,439	1,636,377	1,883,180
Equity adjustments
Infused into Columbia Bank (50% of net proceeds)	482,985	693,720	818,189	941,590
Less: ESOP adjustment at bank	(42,713)	(42,713)	(50,250)	(57,788)

Net increase from offering	440,272	651,007	767,939	883,802
Increase in GAAP capital	440,272	651,007	767,939	883,802
Less: increase in disallowed intangible assets relative to level at adjusted minimum	—	—	—	(14,047)

Increase in Tier 1 capital	$440,272	$651,007	$767,939	$869,755

Net increase in GAAP assets	$482,985	$693,720	$818,189	$941,590
Net increase in leverage assets	$482,985	$693,720	$818,189	$941,590
Net increase risk-based assets(b)	$96,597	$138,744	$163,638	$188,318
Total disallowed intangible assets	$172,392	$172,392	$172,392	$172,392

(a)	Assumes 41,800,140 shares of Columbia Financial, Inc. are issued as merger consideration at the adjusted minimum.
(b)	Assumes proceeds initial invested in assets with 20% risk weight.

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS GIVING EFFECT TO THE CONVERSION AND PROPOSED MERGER

The following pro forma unaudited condensed consolidated statements of financial condition and the pro forma unaudited condensed consolidated statements of income give effect to the proposed offering and the proposed Merger, based on the assumptions set forth below. As a result, the pro forma data assumes the completion of the offering and the proposed Merger. The condensed pro forma unaudited consolidated financial statements are based, in part, on the audited consolidated financial statements of Columbia Financial for the year ended December 31, 2025 and Northfield Bancorp for the year ended December 31, 2025, respectively. The proforma unaudited condensed consolidated financial statements give effect to the offering at historical cost and the proposed Merger using the purchase method of accounting as required by accounting principles generally accepted in the United States of America.

The pro forma adjustments in the tables assume the sale of 167,500,000 shares in the offering, which is the midpoint of the offering range, the issuance of 61,626,877 shares to Columbia Financial’s public stockholders, the issuance of 41,800,140 shares to Northfield Bancorp common stockholders in the Merger, and that Northfield Bancorp stockholders will receive $179,143,450 in cash for their shares of Northfield Bancorp. For a more detailed discussion of how many shares will be issued in connection with the offering, see “Description of The Conversion — Shares Outstanding at Completion of the Offering.”

Pro Forma Unaudited Condensed Consolidated Statement of Financial Condition

As of the Year Ended December 31, 2025

for Historical Data

(In thousands)	Columbia Historical Financial	Offering Adjustments(1)		Columbia Financial Pro Forma as Converted	Northfield Bancorp Historical	ESOP Adjustment(2)		Merger Adjustments(3)		Columbia Financial Pro Forma
	(Dollars in Thousands)
Assets
Cash and due from banks	$340,695	$1,545,089	(4)	$1,885,784	$12,051	$13,860	(10)	$(221,398	)(11)	$1,690,297
Interest-earning and short-term investments	111	—		111	151,900	—		—		152,011
Trading securities	—	—		—	15,215	—		—		15,215
Debt securities available for sale	1,122,017	—		1,122,017	1,412,419	—		—		2,534,436
Debt securities held to maturity	396,233	—		396,233	8,339	—		(348	)(12)	404,257
Equity securities at fair value	6,802	—		6,802	5,000	—		—		11,802
Federal Home Loan Bank stock, at cost	64,604	—		64,604	46,568	—		—		111,172
Loans receivable net	8,224,809	—		8,224,809	3,818,629	—		(180,110	)(13)	11,863,328
Accrued interest receivable	41,490	—		41,490	20,118	—		—		61,608
Office properties and equipment & ROU asset, net	82,985	—		82,985	45,727	—		—		128,712
Bank-owned life insurance	283,094	—		283,094	182,828	—		—		465,922
Goodwill	110,715	—		110,715	—	—		—	(14)	110,715
Core deposit intangible	6,946	—		6,946	—	—		73,265	(15)	80,211
Other assets	338,292	—		338,292	35,216	1,444	(10)	28,615	(16)	403,567

Total assets	$11,018,793	$1,545,089		$12,563,882	$5,754,010	$15,304		$(299,977)		$18,033,220

Liabilities
Deposits	$8,444,079	$—		$8,444,079	$4,015,809	$—		$(1,362	)(17)	$12,458,526
Borrowings	1,183,472	—	(5)	1,183,472	961,881	—		151	(18)	2,145,504
Advance payments by borrowers for taxes and insurance	45,792	—		45,792	20,276	—		—		66,068
Accrued interest and other liabilities	184,722	—		184,722	65,985	—		—		250,707

Total liabilities	9,858,065	—		9,858,065	5,063,951	—		(1,211)		14,920,805

Stockholders’ equity
Common stock	1,316	975	(6)	2,291	648	—		(230	)(19)	2,709
Additional paid in capital	806,581	1,159,269	(7)	1,965,850	592,473	7,481		(182,371	)(19)	2,383,433
Retained earnings	933,717	—		933,717	420,405	(3,905	)(10)	(427,904	)(20)	922,313
Accumulated other comprehensive loss	(75,972)	—		(75,972)	(4,220)	—		4,220	(19)	(75,972)
Treasury stock, at cost	(476,133)	476,133	(7)	—	(307,519)	—		307,519	(19)	—
Employee stock ownership plan	(27,935)	(50,250	)(8)	(78,185)	(11,728)	11,728	(10)	—		(78,185)
Stock held by Rabbi Trust	(3,479)	(41,038	)(9)	(44,517)	—	—		—		(44,517)
Deferred compensation obligation	2,633	—		2,633	—	—		—		2,633

Total equity	1,160,728	1,545,089		2,705,817	690,059	15,304		(298,766)		3,112,415

Total liabilities and equity	$11,018,793	$1,545,089		$12,563,882	$5,754,010	$15,304		$(299,977)		$18,033,220

(1)

Shows the effect of the second-step conversion of Columbia Financial, assuming gross proceeds of $1.675 billion at the midpoint of the valuation range, offering expenses of $38.6 million, extension of a second loan to the Columbia Bank ESOP and establishment of a stock-based benefit plan that will acquire 3.0% and 2.45% of total shares sold in the offering, respectively. The Columbia Bank ESOP will purchase its shares in the offering and possibly in open market purchases. The Columbia Bank ESOP will purchase shares in the open market after receiving stockholder approval to adopt the plan. Open market purchases by the Columbia Bank ESOP and stock-based benefit plan are assumed at $10.00 per share.

(2)	Impact of terminating the Northfield Bank ESOP at closing assuming an acquisition price of $14.25 in cash and stock merger consideration.
(3)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Northfield Bancorp for a price of $14.25 in cash and stock merger consideration.

(4)	Calculated as follows (in thousands):

Gross proceeds of offering	$1,675,000
Estimated expenses	(38,623)
Common stock acquired by ESOP	(50,250)
Common stock acquired by stock-based benefit plan	(41,038)

Pro forma adjustment	$1,545,089

(5)	The ESOP loan is funded internally with a loan from Columbia Financial, thus no borrowing liability is recorded on the consolidated balance sheet of Columbia Financial.
(6)	Par value $0.01 per share on shares issued by Columbia Financial, Inc. in the second step conversion offering (in thousands).

Total shares issued in second-step conversion (including exchange shares issued to Columbia Financial public stockholders)	229,126,877
Par Value of $0.01 per share	$2,291
Less: Historical Par Value	(1,316)

Pro forma Adjustment	$975

(7)	Calculated as follows (in thousands):

Net cash proceeds of second-step conversion	$1,634,086
Less: Eliminate treasury stock balance	(476,133)
Plus: Historical par value	1,316

Pro forma adjustment	$1,159,269

(8)	Contra-equity account established to reflect the obligation to repay the loan to the ESOP.
(9)	Contra-equity account established to reflect the stock-based benefit plan.
(10)	Reflects the termination of the Northfield Bancorp ESOP (in thousands).

Adjustment to assets
Cash received from termination of ESOP at closing	$13,860
Deferred tax asset recorded with the compensation expense of termination of the ESOP	1,444

Net impact to total assets	$15,304

Adjustments to stockholders’ equity
Compensation expense to record after-tax expense of ESOP termination	$(3,905)
Plus: Addition to paid-in capital	7,481
Plus: Elimination of ESOP contra-equity account	11,728

Net impact to stockholders’ equity	$15,304

(11)

Includes the cash consideration paid to stockholders of Northfield Bancorp assuming 30% of the merger consideration is paid in cash, non-tax deductible transaction expenses and tax deductible transaction expenses (in thousands).

Cash merger consideration	$179,143
Columbia merger costs expenses (after tax)	35,904
Northfield Bancorp merger costs included in goodwill (after tax)	6,351

Total cash adjustment	$221,398

(12)	Reflects the fair value adjustments on held-to-maturity investments.
(13)

Reflects the reversal of the December 31, 2025 allowance for credit losses of Northfield Bancorp and a fair value adjustment applied to the acquired loans (in thousands). The fair value adjustment includes a credit component and a yield component. The credit component includes the estimated credit losses embedded in the acquired loans as of December 31, 2025. The yield component reflects the differences between market and portfolio yields as of December 31, 2025. The fair value adjustment attributable to the yield component will be accreted into income over the lives of the related loans.

Reversal of Northfield Bancorp allowances	$38,144
Fair value adjustment — yield component	(137,254)
Fair value adjustment — credit component	(81,000)

Pro forma adjustment	$(180,110)

(14)	Based on the transaction characteristics, Columbia Financial, Inc. will record a bargain purchase gain (no goodwill) calculated as follows (in thousands, except share amounts):

	Adjustments to Net Assets Acquired	Estimate of Bargain Purchase Gain
Purchase price per share		$14.25
Number of Northfield shares acquired		41,904,902
Purchase price, net		$597,145
Acquired stockholders’ equity	$690,059
Plus: After tax impact of ESOP termination	15,304
Northfield merger costs (after-tax)	(6,351)
Taxable purchase accounting adjustments:
Fair value adjustment for held-to-maturity investments	(348)
Fair value adjustment for acquired loans (yield)	(137,254)
Fair value adjustment for acquired loans (credit)	(81,000)
Reverse allowance for credit losses	38,144
Core deposit intangible adjustment	73,265
Fair value adjustment for acquired CDs	1,362
Fair value adjustment for acquired borrowed funds	379
Fair value adjustment for acquired subordinated debt	(228)
Tax effect at the marginal tax rate at 27%	28,615

Less: fair value of net assets		621,645

Pro forma goodwill/(negative goodwill)		$(24,500)
Bargain purchase gain recorded to retained earnings on recognition of negative goodwill		$24,500

(15)

Core deposit intangible asset representing the economic value of the acquired Northfield Bancorp core deposit base, calculated as the present value benefit of funding operations with the acquired core deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense over the estimated life of the core deposit base.

(16)	Deferred tax entry consists of fair value adjustment at a 27% effective tax rate.
(17)

Fair value adjustment to reflect the difference between portfolio costs and market rates as of December 31, 2025 for time deposits acquired in the merger. Yield adjustment is estimated using present value analysis and the fair value adjustment is amortized into expense over the lives of the related time deposits.

(18)

Fair value adjustment to reflect the difference between portfolio costs and market rates as of December 31, 2025 for borrowed funds acquired in the merger (in thousands). Yield adjustment is estimated using present value analysis and the fair value adjustment is amortized into expense over the lives of the related time deposits.

Record fair value adjustment on borrowed funds	$379
Record fair value adjustment on subordinated debt	(228)

Net adjustment to borrowed funds	$151

(19)	Adjustment to eliminate the historical Northfield Bancorp capital account entries and additional paid in capital from stock issued as merger consideration (in thousands).

Adjustment to common stock
Eliminate Northfield Bancorp’s historical paid in capital	$(648)
Paid in capital on shares issued as merger consideration	418

Net adjustment to common stock		$(230)
Adjustment to paid in capital
Eliminate Northfield Bancorp’s historical common stock	$(592,473)
Plus: Value of stock issued as merger consideration to Northfield Bancorp(a)	418,001
Less: Paid in capital from termination of Northfield Bancorp ESOP	(7,481)
Less: Amounts ascribed to paid in capital (see adjustment above)	(418)

Net adjustment to paid in capital		$(182,371)
Adjustment to eliminate Northfield Bancorp’s accumulated other comprehensive loss		$4,220
Adjustment to eliminate Northfield Bancorp’s Treasury stock, at cost		$307,519

(a)	Assumes 70% of the merger consideration is paid in shares of Columbia Financial, Inc.

(20)	Adjustments to retained earnings as follows (in thousands):

Eliminate historical Northfield Bancorp retained earnings	$(420,405)
Eliminate retained earnings from Northfield Bank ESOP termination	3,905
Record bargain purchase gain realized by Columbia Financial	24,500
Record Columbia Financial after tax merger costs	(35,904)

Net adjustment to retained earnings	$(427,904)

Pro Forma Unaudited Condensed Consolidated Statement of Income

For the Year Ended December 31, 2025

for Historical Data

	Columbia Historical Financial	Offering Adjustments(1)		Columbia Financial Pro Forma as Converted	Northfield Bancorp Historical(3)	Merger Adjustments(4)		Columbia Financial Pro Forma
	(Dollars in thousands)
Interest and dividend income	$470,951	$—		$470,951	$249,096	$35,533	(5)	$755,580
Interest expense	(249,317)	—		(249,317)	(111,730)	(417	)(6)	(361,464)

Net interest income	221,634	—		221,634	137,366	35,116		394,116
Provision for loan losses	(9,822)	—		(9,822)	(7,402)	—		(17,224)

Net interest income after provision for loan losses	211,812	—		211,812	129,964	35,116		376,892
Noninterest income	37,069	—		37,069	16,950	(942	)(7)	53,077
Noninterest expense	(180,892)	(2,010	)(2)	(182,902)	(129,863)	(12,147	)(8)	(324,912)

Income before income taxes	67,989	2,010		65,979	17,051	22,027		105,057
Income tax expense	(16,223)	543		(15,680)	(16,255)	(6,052	)(9)	(37,987)

Net income	$51,766	$(1,467)		$50,299	$796	$15,975		$67,070

Basic shares outstanding	101,810,752	—		224,339,992		—		261,316,132
Diluted shares outstanding	101,810,752	—		224,339,992		—		261,316,132
Basic EPS(9)	$0.51	$—		$0.22	$0.02	$—		$0.26
Diluted EPS(9)	$0.51	$—		$0.22	$0.02	$—		$0.26

(1)

Shows the effect of the second-step conversion of Columbia Financial, assuming gross proceeds of $1.675 billion, at the midpoint of the offering range, offering expenses of $38.6 million, and extension of a second loan to the Columbia Bank ESOP, which will acquire 3.0% of the offering. The Columbia Bank ESOP will purchase shares in the offering and in open market purchases. The loan taken out by the Columbia Bank ESOP will be amortized over 25 years on a straight-line basis. The ESOP expense shown reflects the estimated amortization expense on a pretax basis for the period shown. Columbia Financial, Inc. also intends to adopt a stock-based benefit plan that will purchase 2.45% of the offering. The stock-based benefit plan will purchase shares in the open market after receiving stockholder approval. Open market purchases are assumed at $10 per share. Columbia Financial, Inc. also intends to adopt a stock option plan that will include 6.20% of the offering plus foundation shares issued in the transaction Pursuant to an application of the Black-Scholes option pricing model, the stock options are assumed to have a value of $3.20 per option. The option value is assumed to be expensed over the seven-year vesting period for the options and 25% of the option expense is assumed to be deductible for income tax purposes. The stock option plan is subject to stockholder approval. Adjustments to record estimated stock-based benefit plan expense, stock option plan expense, and interest income to be earned on net proceeds of the offering will be recorded as incurred. Since these estimates are speculative, they are not reflected in the calculations of pro forma income. The estimated interest income, assuming net cash proceeds of $1.545 billion from the offering are invested at an average pre-tax yield of 3.73% for the year ended December 31, 2025 would be approximately $57.6 million on a pre-tax basis. The yield utilized approximates the yield on a five-year U.S. Treasury security as of December 31, 2025. The estimated expense for the stock-based benefit plan assuming gross proceeds of $1.675 billion is $5.9 million pretax for the year ended December 31, 2025. The estimated expense for the stock option plan assuming gross proceeds of $1.675 billion is $5.1 million pre-tax for the year ended December 31, 2025. The ESOP loan is amortized over 25 years on a straight-line basis assumed marginal rate of 27.0%. No expenses are included for merger-related charges, all of which are one-time expenses.

(2)

ESOP loan with a balance of $50.25 million and an amortization period of 25 years, straight line. ESOP loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for Columbia Financial. ESOP expense thus reflects only the amortization of principal for the period shown.

(3)	Northfield Bancorp’s historical earnings includes a non-cash goodwill impairment charge of $41.0 million.
(4)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Northfield Bancorp for a price of $14.25 in cash and stock.
(5)

Adjustment to interest income is the accretion of the fair value adjustment on the Northfield Bancorp loans and investments resulting from acquisition accounting. Interest income to be foregone as a result of funding the cash portion of the merger consideration and expenses of the acquisition will be recorded as incurred. Because they are non-recurring, these expenses are not reflected in the pro forma income statements. The estimated reduction in interest income assuming funding requirements of $207.5 million for the merger and related expenses, assuming such cash costs were funded with investments yielding 3.73% for the year ended December 31, 2025 would be approximately $7.7 million. The interest cost approximates the yield on the five-year U.S. Treasury security as of December 31, 2025.

(6)	Adjustment to interest expense is the amortization of the fair value adjustment on deposits and borrowed funds.
(7)	Reduction of fee income as Northfield Bancorp historical fee income is limited by the Durbin Amendment limitations on fee income.
(8)

Adjustment to non-interest expense is the amortization of the core deposit intangible over 10 years using the sum of the years’ digits amortization method net of a $1.174 million annual pre-tax reduction in Northfield Bank ESOP expense resulting from the termination of the Northfield Bank ESOP.

(9)

Assumes a marginal tax rate of 27.0% on pre-tax income. The adjustment also includes the estimated impact of the loss of a portion of the real estate investment trust tax benefit realized by Northfield Bancorp on a historical basis owing to the increase in total assets in excess of $8 billion estimated to equal $0.144 million annually on a pre-tax basis.

PRO FORMA DATA

The following table illustrates the pro forma impact of the Conversion and offering on our net income and stockholders’ equity based on the sale of common stock at the adjusted minimum, minimum, the midpoint and the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions, although actual expenses may vary from these estimates:

•

The pro forma data incorporates the following assumptions as to the sale of stock in the subscription, community and firm commitment underwritten offerings as a percentage of the total stock sold in the offerings.

	Shares Sold in the Offering
Shares Sold	Adjusted Minimum	Minimum	Midpoint	Maximum
Shares sold to insiders and benefit plans(1)	3.18%	3.18%	3.15%	3.13%
Subscription offering(2)	37.47%	61.82%	61.85%	61.87%
Community offering(3)	29.36%	5.00%	5.00%	5.00%
Firm commitment underwritten offering	30.00%	30.00%	30.00%	30.00%

Total common shares issued in the offering(3)	100.00%	100.00%	100.00%	100.00%

(1)	Includes shares sold to the employee stock ownership plan, tax-qualified or stock-based compensation plans or to our officers, directors and employees or members of their immediate families.
(2)	Excludes shares sold to insiders and benefit plans as described in footnote (1).
(3)	Includes 41,800,140 merger shares issued to Northfield Bancorp stockholders at the adjusted minimum of the offering range.

•

Our employee stock ownership plan will purchase a number of shares equal to 3.0% of the shares sold in the offering with a loan from Columbia Financial, Inc. that will be repaid in equal installments over 25 years.

•

We will pay Keefe, Bruyette & Woods, Inc. a success fee equal to 1.0% of the aggregate amount of common stock sold in the subscription offering, except that no fee will be paid with respect to shares purchased by our employee stock ownership plan, tax-qualified or stock based compensation plans or similar and by our officers, directors and employees or members of their immediate families and we will pay a fee equal to 2.0% of the aggregate purchase price of common stock sold in the community offering, including any merger shares issued in connection with the adjusted minimum.

•

We will pay Keefe, Bruyette & Woods, Inc. and others participating in the syndicate of registered broker dealers who sell stock in a firm commitment underwritten offering a fee as a percentage of the gross proceeds of stock sold in the firm commitment underwritten offering equal to 5.0% if the transaction proceeds are less than $300 million, 4.0% if the transaction proceeds is between $300 million and $500 million, 3.5% if the transaction proceeds are between $500 million and $700 million, and 3.15% if the transaction proceeds are in excess of $700 million.

•	Total expenses of the offering, excluding selling agent commissions and expenses, will be approximately $8.45 million.

We calculated pro forma consolidated net income for the year ended December 31, 2025 as if the estimated net investable proceeds had been invested at an assumed interest rate of 3.73% (2.72% on an after-tax basis using an assumed tax rate of 27%). This represents the yield on the five-year United States Treasury Note at December 31, 2025 which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal banking regulators.

We calculated historical and pro forma per share amounts by dividing historical and pro forma consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We computed per share amounts as if the shares of common stock were outstanding at the beginning of the period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma table gives effect to the implementation of a new stock-based benefit plan. We have assumed that the stock-based benefit plan will acquire for restricted stock awards a number of shares of common stock equal to 2.45% of the shares of common stock sold in the offering at the same price for which they were sold in the offering. We have assumed that awards of common stock granted under such plan will vest ratably over a seven-year period.

We also have assumed that options will be granted under stock-based benefit plan to acquire shares of common stock equal to 6.20% of the shares of common stock sold in the offering. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over seven years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.20 for each option.

As discussed under “How Columbia Financial, Inc. Intends to Use the Proceeds of the Offering,” we intend to contribute 50% of the net offering proceeds to Columbia Bank, and we will retain the remainder of the net proceeds from the offering. We will use a portion of the proceeds we retain to fund a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts to purchase shares of common stock in the offering;

•	our results of operations after the offering; or

•	changes in the market price of the shares of common stock after the offering.

The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Columbia Bank, to the tax effect of the recapture of the bad debt reserve. See “Description of the Conversion — Liquidation Rights.”

	At or for the Year Ended December 31, 2025 Based upon the Sale at $10.00 Per Share of
(Dollars in thousands)	Adjusted Minimum 142,375,000 Shares	Minimum 142,375,000 Shares	Midpoint 167,500,000 Shares	Maximum 192,625,000 Shares
Gross proceeds of offering	$1,423,750	$1,423,750	$1,675,000	$1,926,250
Plus: market value of shares issued in the exchange	523,828	523,828	616,269	708,709
Plus: fair value of shares issued in merger	418,001	418,001	418,001	429,735
Less: fair value of offering shares issued to Northfield Bancorp stockholders	(418,001)	—	—	—

Pro forma value including merger shares	$1,947,578	$2,365,580	$2,709,270	$3,064,694

Gross proceeds of offering	$1,423,750	$1,423,750	$1,675,000	$1,926,250
Less: estimated expenses	(39,779)	(36,311)	(38,623)	(43,070)
Less: fair value of offering shares issued to Northfield Bancorp stockholders	(418,001)	—	—	—

Estimated net proceeds	965,970	1,387,439	1,636,377	1,883,180

Less: common stock acquired by employee stock ownership plan(1)	(42,712)	(42,712)	(50,250)	(57,788)
Less: common stock to be acquired by stock-based benefit plan(2)	(34,882)	(34,882)	(41,038)	(47,193)

Net investable proceeds from offering	$888,376	$1,309,845	$1,545,089	$1,778,199

Funds required to effect the merger	$(207,538)	$(207,538)	$(207,538)	$(212,567)
Consolidated pro forma net income
Pro forma net income
Historical Columbia Financial	$51,766	$51,766	$51,766	$51,766
Pro forma income on net investable proceeds	24,190	35,666	42,071	48,419
Pro forma impact of funding the merger	(5,651)	(5,651)	(5,651)	(5,788)
Pro forma employee stock ownership plan adjustments(1)	(1,247)	(1,247)	(1,467)	(1,687)
Pro forma restricted stock award expense(2)	(3,638)	(3,638)	(4,280)	(4,922)
Pro forma stock option expense(3)	(3,763)	(3,763)	(4,427)	(5,091)
Estimated merger adjustments	16,771	16,771	16,771	16,771

Pro forma net income	$78,428	$89,904	$94,783	$99,468

	At or for the Year Ended December 31, 2025 Based upon the Sale at $10.00 Per Share of
(Dollars in thousands)	Adjusted Minimum 142,375,000 Shares	Minimum 142,375,000 Shares	Midpoint 167,500,000 Shares	Maximum 192,625,000 Shares
Pro forma net income per share
Historical Columbia Financial	$0.28	$0.23	$0.21	$0.19
Pro forma income on net investable proceeds	0.13	0.16	0.16	0.16
Pro forma impact of funding the merger	(0.03)	(0.02)	(0.02)	(0.02)
Pro forma employee stock ownership plan adjustments(1)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma restricted stock award expense(2)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma stock option expense(3)	(0.02)	(0.02)	(0.02)	(0.02)
Estimated merger adjustments	0.09	0.07	0.06	0.06

Pro forma net income	$0.42	$0.39	$0.36	$0.34

Offering price as a multiple of proforma net income per share	23.81x	25.64x	27.78x	29.41x

Number of shares used to calculate pro forma net income per share(4)(5)(6)	186,580,957	228,381,097	261,316,132	295,414,323

	At or for the Year Ended December 31, 2025 Based upon the Sale at $10.00 Per Share of
(Dollars in thousands)	Adjusted Minimum 142,375,000 Shares	Minimum 142,375,000 Shares	Midpoint 167,500,000 Shares	Maximum 192,625,000 Shares
Pro forma stockholders’ equity:
Historical Columbia Financial	$1,160,728	$1,160,728	$1,160,728	$1,160,728
Estimated net proceeds	965,970	1,387,439	1,636,377	1,883,180
Less: common stock acquired by employee stock ownership plan(1)	(42,712)	(42,712)	(50,250)	(57,788)
Less: common stock acquired by stock-based benefit plan(2)	(34,882)	(34,882)	(41,038)	(47,193)
Estimated merger adjustments	406,598	406,598	406,598	401,715

Pro forma stockholders’ equity	2,455,701	2,877,170	3,112,415	3,340,642
Intangible assets	(190,926)	(190,926)	(190,926)	(190,926)

Pro forma tangible stockholders’ equity	$2,264,776	$2,686,245	$2,921,489	$3,149,716

Pro forma stockholders’ equity per share:
Historical Columbia Financial	$5.96	$4.90	$4.29	$3.79
Estimated net proceeds	4.96	5.87	6.04	6.14
Less: common stock acquired by employee ownership plan(1)	(0.22)	(0.18)	(0.19)	(0.19)
Less: common stock acquired by stock-based benefit plan(2)	(0.18)	(0.15)	(0.15)	(0.15)
Estimated merger adjustments	2.09	1.72	1.50	1.31

Pro forma stockholders’ equity per share	12.61	12.16	11.49	10.90
Intangible assets	(0.98)	(0.80)	(0.71)	(0.62)

Pro forma tangible stockholders’ equity per share	$11.63	$11.36	$10.78	$10.28

Offering price as a percentage of pro forma equity per share	79.30%	82.24%	87.03%	91.74%
Offering price as a percentage of pro forma tangible equity per share	85.98%	88.03%	92.76%	97.28%
Shares used for pro forma stockholders’ equity per share(4)(5)(6)	194,757,845	236,557,985	270,927,017	306,469,385

(1)

Assumes that 3.0% of the shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Columbia Financial, Inc. Columbia Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Columbia Bank’s total annual payments on the employee stock ownership plan debt are based upon 25 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40, “Compensation — Stock Compensation — Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Columbia Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 27.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. In accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for net income per share calculations.

(2)

Assumes that a new stock-based benefit plan purchases an aggregate number of shares of common stock equal to 2.45% of the shares to be sold in the offering. Stockholder approval of the plan and purchases by the plan may not occur earlier than six months after the completion of the Conversion. The shares may be acquired directly from Columbia Financial, Inc. or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of seven years. The funds to be used to purchase the shares will be provided by Columbia Financial, Inc. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 14.29% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2025, and (iii) the plan expense reflects an effective tax rate of 27%. Assuming stockholder approval of the stock-based benefit plan and that shares of common stock (equal to 2.45% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 1.76%, 1.45%, 1.49% and 1.52% at the adjusted minimum, minimum, midpoint and maximum of the offering range, respectively.

(3)

Assumes that options are granted under a new stock-based benefit plan to acquire an aggregate number of shares of common stock equal to 6.20% of the shares to be sold in the offering. Stockholder approval of the plan may not occur earlier than six months after the completion of the Conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.20 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a seven-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 27%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 4.34%, 3.60%, 3.69% and 3.75% at the adjusted minimum, minimum, midpoint and maximum of the offering range, respectively.

(4)

Per share figures include publicly held shares of Columbia Financial common stock that will be exchanged for shares of Columbia Financial, Inc. common stock in the Conversion. See “Description of the Conversion — Share Exchange Ratio for Current Stockholders.” Per share figures also include shares issued to Northfield Bancorp stockholders who elect to receive Columbia Financial stock as merger consideration. Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares of Columbia Financial and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares that have not been committed for release during the year. See note (1) above. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(5)

Per share figures include publicly held shares of Columbia Financial common stock that will be exchanged for shares of Columbia Financial, Inc. common stock in the Conversion as well as shares issued to Northfield Bancorp stockholders who elect to receive Columbia Financial, Inc. stock as merger consideration. Stockholders’ equity per share calculations are based upon the sum of: (i) the number of shares assumed to be sold in the offering, and (ii) shares to be issued in exchange for publicly held shares of Columbia Financial at the adjusted minimum, minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.8729, 1.8729, 2.2035, and 2.5340 at the adjusted minimum, minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.
(6)

The foregoing tabular presentation assumes that Northfield Bancorp stockholders elect to receive 70% of the merger consideration in the form of Columbia Financial common stock. Assuming Northfield Bancorp stockholders elect to receive 100% of the merger consideration in the form of Columbia Financial common stock, the proforma price-to-earnings, price-to book value and price-to-tangible book value ratios would be as follows at the adjusted minimum, minimum, midpoint and maximum of the offering range:

	Adjusted Minimum	Minimum	Midpoint	Maximum
Offering price as a multiple of pro forma net income per share	23.81x	26.32x	27.78x	30.30x
Offering price as a percentage of pro forma equity per share	79.37%	83.26%	87.72%	92.17%
Offering price as a percentage of pro forma tangible equity per share	86.06%	88.81%	93.20%	97.47%

BUSINESS OF COLUMBIA FINANCIAL AND COLUMBIA BANK

General

Columbia Financial is a Delaware corporation that was organized in 1997 in connection with the mutual holding company reorganization of Columbia Bank. Columbia Financial is the holding company of Columbia Bank, which is a federal savings bank. Columbia Bank MHC was also organized in March 1997 under the laws of the United States. In connection with the reorganization, Columbia Financial became the wholly-owned subsidiary of Columbia Bank MHC.

Columbia Bank was founded in 1927. Columbia Bank has elected and has received regulatory approval to operate as a “covered savings association” pursuant to the Home Owners’ Loan Act, as amended, and the regulations of the OCC promulgated thereunder. A covered savings association generally has the same rights and privileges as a national bank, and is subject to the same duties, restrictions, penalties, liabilities, conditions, and limitations that would apply to a national bank. Management believes that the key benefits of Columbia Bank’s election to operate as a covered savings association include the elimination of the requirement to meet the qualified thrift lender test and that Columbia Bank is no longer subject to the limits on an aggregate amount of commercial loans that are applicable to savings associations.

We serve the financial needs of our depositors and the local community as a community-minded, customer service-focused institutions. We offer traditional financial services to businesses and consumers in our market areas. We attract deposits from the general public and use those funds to originate a variety of loans, including multifamily and commercial real estate loans, commercial business loans, one-to-four family real estate loans, construction loans, home equity loans and advances, and other consumer loans. We offer title insurance through our wholly-owned subsidiary, First Jersey Title Services, Inc. In addition, Columbia Insurance Services, Inc., a wholly-owned subsidiary of Columbia Bank, is a full-service insurance agency that offers a broad range of insurance products, including personal and business lines of insurance, to our customers and primarily New Jersey residents. Wealth management services are also offered through a third-party relationship.

Our executive offices are located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410 and our telephone number is (800) 522-4167. Our website address is www.columbiabankonline.com. Information on our website should not be considered a part of this Joint Proxy Statement/Prospectus.

Throughout this section of the Joint Proxy Statement/Prospectus references to “we,” “us” or “our” refer to Columbia Financial and Columbia Bank collectively.

Acquisition History

Mergers and acquisitions have historically been a component of our business model and growth strategy. In addition to our currently proposed Merger with Northfield Bancorp, since November 2019, we have acquired Atlantic Stewardship Bank, Roselle Bank, Freehold Bank and RSI Bank.

Atlantic Stewardship Bank. On November 1, 2019, Columbia Financial completed its acquisition of Stewardship Financial Corporation (“Stewardship Financial”) and Atlantic Stewardship Bank, the wholly-owned subsidiary of Stewardship Financial. At the effective time of the merger, Stewardship Financial merged with and into Columbia Financial in a series of transactions, with Columbia Financial as the surviving entity, and immediately thereafter, Atlantic Stewardship Bank merged with and into Columbia Bank, with Columbia Bank as the surviving institution. In addition, at the effective time of the merger, each outstanding share of Stewardship Financial common stock was converted into the right to receive from Columbia Financial a cash payment equal to $15.75. The total consideration paid was $136.3 million.

Roselle Bank. On April 1, 2020, Columbia Financial completed its acquisition of RSB Bancorp, MHC, RSB Bancorp, Inc. and Roselle Bank (collectively, the “Roselle Entities”). At the effective time of the merger, (i) RSB Bancorp, MHC merged with and into Columbia Bank MHC, with Columbia Bank MHC as the surviving entity, (ii) RSB Bancorp, Inc. merged with and into Columbia Financial, with Columbia Financial as the surviving entity; and (iii) Roselle Bank merged with and into Columbia Bank, with Columbia Bank as the surviving institution. In addition, at the effective time of the merger, depositors of Roselle Bank became depositors of Columbia Bank and were afforded the same rights and privileges in Columbia Bank MHC as if their accounts had been established at Columbia Bank on the date established at Roselle Bank. At the effective time of the merger, Columbia Financial also issued 4,759,048 additional shares of its common stock to Columbia Bank MHC, representing an amount equal to the fair value of the Roselle Entities, as determined by an independent appraiser.

Freehold Bank. On December 1, 2021, Columbia Financial completed its acquisition of Freehold Bancorp, MHC, Freehold Bancorp, Inc. and Freehold Bank (collectively, the “Freehold Entities” or “Freehold”). At the effective time of the merger, (i) Freehold Bancorp, MHC was merged with and into Columbia Bank MHC, with Columbia Bank MHC as the surviving entity, and (ii) Freehold Bancorp, Inc. was merged with and into Columbia Financial, with Columbia Financial as the surviving entity. To facilitate the transaction, Freehold Bank converted from a New Jersey chartered savings bank to a federally chartered savings bank. At the effective time of the merger, Columbia Financial also issued 2,591,007 additional shares of its common stock to Columbia Bank MHC, representing an amount equal to the fair value of the Freehold Entities, as determined by an independent appraiser. Following the acquisition of the Freehold Entities, Freehold Bank was maintained as a separate banking subsidiary of Columbia Financial until October 5, 2024, when it was merged with and into Columbia Bank. In addition, at the effective time of the merger of the two banks, depositors of Freehold Bank became depositors of Columbia Bank and were afforded the same rights and privileges in Columbia Bank MHC as if their accounts had been established at Columbia Bank on the date established at Freehold Bank.

RSI Bank. On May 1, 2022, Columbia Financial completed its acquisition of RSI Bancorp, M.H.C., RSI Bancorp, Inc. and RSI Bank (collectively, the “RSI Entities” or “RSI”). At the effective time of the merger, (i) RSI Bancorp, M.H.C. merged with and into Columbia Bank MHC, with Columbia Bank MHC as the surviving entity, (ii) RSI Bancorp, Inc. merged with and into Columbia Financial, with Columbia Financial as the surviving entity; and (iii) RSI Bank merged with and into Columbia Bank, with Columbia Bank as the surviving institution. In addition, at the effective time of the merger, depositors of RSI Bank became depositors of Columbia Bank and were afforded the same rights and privileges in Columbia Bank MHC as if their accounts had been established at Columbia Bank on the date established at RSI Bank. At the effective time of the merger, Columbia Financial also issued 6,086,314 shares of its common stock to Columbia Bank MHC, representing an amount equal to the fair value of the RSI Entities as determined by an independent appraiser.

Market Area

We are headquartered in Fair Lawn, New Jersey. As of December 31, 2025, Columbia Bank operated 71 full-service banking offices in 12 of New Jersey’s 21 counties. In addition, (i) First Jersey Title Services, Inc., a wholly-owned subsidiary of Columbia Bank, operates in one of Columbia Bank’s offices in Fair Lawn, New Jersey and (ii) Columbia Insurance Services, Inc., a wholly-owned subsidiary of Columbia Bank, operates in one of Columbia Bank’s offices in Rahway, New Jersey. We periodically evaluate our network of banking offices to optimize the penetration in our market area. Our business strategy currently includes opening new branches in and around our market area, which may include neighboring states. In March 2026, our branch located in High Bridge, New Jersey was closed and as of the date of this Joint Proxy Statement/Prospectus, Columbia Bank operates 70 full-service banking offices in eleven of New Jersey’s 21 counties.

We consider our market area to be the State of New Jersey and the suburbs surrounding both the New York City and Philadelphia metropolitan areas. This area has historically benefited from having a large number of corporate headquarters and a concentration of financial services-related industries located within it. The area also benefits from having a well-educated employment base and a large number of diverse industrial, service, retail and high technology businesses. Other employment is provided by a variety of wholesale trade, manufacturing, federal, state and local governments, hospitals and utilities.

According to S&P Global projections based on 2020 U.S. Census Data, the population of our twelve-county primary market area totaled approximately 8.4 million and the total population for the entire state of New Jersey was 9.6 million. The population in our 12-county market area has increased by 3.33% from 2020 to 2026. According to S&P Global, the weighted average projected median household income for 2026 for the 12 New Jersey counties that we operate in was $118,137. By contrast, the national projected median household income for 2026 is $86,867 and the State of New Jersey projected median income is $108,801. The unemployment rate, not seasonally adjusted, for the State of New Jersey was 4.8% in December 2023, 4.6% in December 2024, and 5.4% in December 2025, compared to the national unemployment rate of 3.7% in December 2023, 4.1% in December 2024, and 4.4% in December 2025.

Following completion of the acquisition of Northfield Bancorp, our market area will expand to include additional branches in central New Jersey and branches in Staten Island, Brooklyn and other areas of New York City. We anticipate the post-acquisition, Columbia Bank will operate over 100 branches throughout 14 counties in the State of New Jersey and in Staten Island and Brooklyn in the State of New York.

Competition

We face significant competition in attracting deposits. Many of the nation’s largest financial institutions operate in our market area. Our most direct competition for deposits has historically come from the many banks, thrift institutions and credit unions operating in our market area and from other financial service companies such as brokerage firms and insurance companies. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities companies, financial technology companies and specialty finance firms, along with federal agencies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

Through our banking subsidiary, Columbia Bank, we offer a variety of loans, including commercial, residential and consumer loans. Our commercial loan portfolio includes multifamily and commercial real estate loans, commercial business loans and construction loans. Our residential loan portfolio includes one-to-four family residential real estate loans and one-to-four family residential construction loans. Our consumer loan portfolio primarily includes home equity loans and advances, and to a lesser extent automobile, personal, unsecured and overdraft lines of credit.

We intend to continue to emphasize commercial lending. In the past six years, we have completed our acquisitions of Stewardship Financial, Roselle Bank, Freehold Bank and RSI Bank, and we have continued to invest in our lending staff, technology and processes to position us for continued growth. Specifically, in the past three years, we have hired additional lenders with significant experience in our market area to expand our commercial real estate and commercial business lending efforts, including an asset-based and equipment finance lending team with long-term existing relationships. In addition, we will continue to offer competitive pricing for our one-to-four family loan products and continue to market these products in New Jersey, New York and Pennsylvania.

Multifamily and Commercial Real Estate Loans. We originate mortgage loans for the acquisition and refinancing of multifamily properties and nonresidential real estate. At December 31, 2025, multifamily and commercial real estate loans totaled $4.2 billion, or 50.9% of our total loan portfolio. Of this amount, $3.4 billion of loans were used for the purchase, financing and/or refinancing of commercial real estate and the financing of income-producing real estate. The majority of these loans are generally non-owner-occupied properties in which 50% or more of the primary source of repayment is derived from rental income from unaffiliated third parties. Our multifamily loans include loans primarily to finance apartment buildings located in the State of New Jersey, and to a lesser extent, in New York and Pennsylvania. Our commercial real estate loans include loans secured by retail shopping centers, industrial, warehouses, non-medical office buildings, medical office buildings, hotels, assisted-living facilities and similar commercial properties. At December 31, 2025, Columbia Bank had approximately $846,000 of New York multifamily loans that have some form of rent stabilization or rent control.

We offer both fixed and adjustable rate multifamily and commercial real estate loans. We originate these loans generally for terms of up to ten years and with payments generally based on an amortization schedule of up to 30 years for multifamily and industrial commercial real estate properties, and up to 25 years for commercial properties. Our adjustable rate loans are typically fixed from three to ten years, with a component of the adjustable rate loan portfolio indexed to a monthly market based index.

The following tables provide additional details regarding our multifamily and commercial real estate loan portfolio as of December 31, 2025:

	At December 31, 2025
	Balance	% of Gross Loans	Weighted Average Loan to Value Ratio	Weighted Average Debt Service Coverage
	(Dollars in thousands)
Multifamily real estate	$1,677,613	21.0%	59.0%	1.59
Owner occupied commercial real estate	667,239	8.4	59.5	2.56
Investor owned commercial real estate:
Retail/shopping centers	541,648	6.8	55.1	1.57
Mixed use	298,993	3.7	61.1	1.52
Industrial/warehouse	433,749	5.4	53.4	1.66
Non-medical office	172,614	2.2	51.8	1.88
Medical office	97,556	1.2	60.2	1.49
Single purpose	62,283	0.8	62.1	1.37
Other	239,148	3.0	51.8	2.14

Total	$1,846,021	23.1%	55.4%	1.67

Total multifamily and commercial real estate loans	$4,190,873	52.5%	57.5%	1.78

	At December 31, 2025
Geographic Location	Balance	Percent
	(Dollars in thousands)
New Jersey	$3,796,561	89.9%
New York	86,904	2.1
Pennsylvania	334,408	8.0

Total multifamily and commercial real estate loans	$4,190,873	100.0%

When making multifamily and commercial real estate loans, we consider the financial statements and tax returns of the borrower, the borrower’s payment history of its debt, the debt service capabilities of the borrower, the projected cash flows of the real estate, leases for any of the tenants located at the collateral property and the value of the collateral and the strength of the guarantors, if any.

As of December 31, 2025, the average outstanding loan balance within our multifamily loan portfolio was $3.6 million, and the average loan balance within our commercial real estate loan portfolio totaled $1.7 million. At December 31, 2025, our largest multifamily loan was a $48.3 million loan secured by three garden style apartment buildings located in Delaware County, Pennsylvania. The loan is well-collateralized and was performing in accordance with its original terms at December 31, 2025. As of December 31, 2025, our largest commercial real estate loan was a $30.6 million loan made to fund a retail shopping center located in Monmouth County, New Jersey. The loan is well-collateralized and was performing in accordance with its original terms at December 31, 2025.

One-to-Four Family Residential Loans. We offer fixed-rate and adjustable-rate residential mortgage loans. Our fixed-rate mortgage loans have terms of up to 30 years. At December 31, 2025, one-to-four family residential loans totaled $2.6 billion, or 31.0% of our total loan portfolio. We also offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of up to seven years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a spread above the U.S. Treasury security index. Our adjustable-rate single-family residential real estate loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 5% on any such increase or decrease over the life of the loan. To increase the originations of adjustable-rate loans, we have been originating loans that bear a fixed interest rate for a period of up to seven years (but historically as long as ten years) after which they convert to one-year adjustable-rate loans. Our adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, creating negative amortization. Although we offer adjustable-rate loans with initial rates below the fully indexed rate, loans previously tied to the one-year constant maturity treasury, and beginning in 2024, based on the 30 day average Secured Overnight Financing Rate (“SOFR”), are underwritten using methods approved by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) or the Federal National Mortgage Association (“Fannie Mae”). We do not offer loans with negative amortization, and we do not currently offer interest-only residential mortgage loans.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. At December 31, 2025, fixed-rate mortgage loans totaled approximately $2.3 billion and adjustable-rate mortgage loans totaled approximately $278.2 million. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

It is our general policy not to make high loan-to-value loans (defined as loans with a loan-to-value ratio of 80% or more) without private mortgage insurance. The maximum loan-to-value ratio we generally permit is 95% with private mortgage insurance, although occasionally we do originate loans with loan-to-value ratios as high as 97.0% under special loan programs, including our first-time homeowner loan program. We require all properties securing mortgage loans to be appraised by an independent appraiser approved by our board of directors. We require title insurance on all purchase money and refinance mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

As of December 31, 2025, the average outstanding loan balance within our one-to-four family residential real estate loan portfolio was $282,000. As of December 31, 2025, our largest one-to-four family residential real estate loan was a $4.5 million loan secured by a residential property located in Bergen County, New Jersey. The loan is well-collateralized and was performing in accordance with its original terms at December 31, 2025.

Commercial Business Loans. We make commercial business loans in our market area to a variety of professionals, sole proprietorships, partnerships and corporations. At December 31, 2025, commercial business loans totaled $768.1 million, or 9.3%, of our total loan portfolio. We offer a variety of commercial lending products such as secured and unsecured loans that include term loans for equipment financing and for business acquisitions, working capital loans, inventory financing and revolving lines of credit. In most cases, fixed-rate loans have terms up to ten years and are fully amortizing. Revolving and asset-based lines of credit generally will have adjustable rates of interest and will be extended for periods of up to 24 and 36 months, respectively, to support inventory and accounts receivable fluctuations and are subject to periodic review and renewal. Asset-based lines require a higher level of monitoring and are governed by a borrowing base structure which requires the submission of monthly accounts receivable, accounts payable and inventory listing reports, annual collateral field examination and more frequent financial reporting. Business loans with variable rates of interest adjust on a daily basis and are generally indexed to the prime rate as published in The Wall Street Journal. Unsecured commercial business lending is generally considered to involve a higher degree of risk than secured lending. Risk of loss on an unsecured commercial business loan is dependent largely on the borrower’s ability to remain financially able to repay the loan out of ongoing operations. If our estimate of the borrower’s financial ability is inaccurate, we may be confronted with a loss of principal on the loan. Equipment financing lending terms are generally five to seven-year fully amortizing loans.

In making commercial business loans, we consider a number of factors, including the financial condition of the borrower, the nature of the borrower’s business, economic conditions affecting the borrower, our market area, the management experience of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the collateral. Commercial loans are generally secured by a variety of collateral, including equipment, machinery, inventory and accounts receivable, and may be supported by personal guarantees.

We also originate commercial business and real estate loans under the Small Business Administration (“SBA”). Loans originated under this program are partially guaranteed by the SBA and are underwritten within the guidelines set forth by the SBA. As of December 31, 2025, the outstanding balance of our SBA loans was $38.6 million, which is included in secured and unsecured commercial business loan amounts.

As of December 31, 2025, the average outstanding loan balance within our commercial business loan portfolio (excluding lines of credit with no outstanding balances) was $267,000. At December 31, 2025, our largest commercial business loan was a $24.6 million loan made to a distributor of medical and other disposable discount retail supplies located in Hudson County, New Jersey, and was secured by the borrower’s business assets. The loan payments are current and have been made in accordance with the loan terms at December 31, 2025.

Construction Loans. We originate commercial construction loans primarily to professional builders for the construction and acquisition of personal residences, apartment buildings, retail, industrial, warehouse, office buildings and special purpose facilities. We will originate construction loans on unimproved land in amounts typically up to 65% of the lower of the appraised value or the cost of the land. We also originate loans for site improvements and construction costs in amounts generally up to 75% of the completed and stabilized appraised value. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually up to 36 months. Many of our commercial construction loans are structured to convert to permanent financing upon completion and stabilization. Commercial real estate construction loans are typically based upon the prime rate as published in The Wall Street Journal. At December 31, 2025, we had an outstanding balance of $469.4 million in construction loans for commercial development, which represented 5.7% of our total loan portfolio at that date.

Before making a commitment to fund a construction loan, we require an appraisal of the property by a licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspections based on the work completed.

Construction lending generally involves a higher degree of risk than permanent mortgage lending because funds are advanced upon the security of the project under construction prior to its completion. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower or guarantor to repay the loan. Because of these factors, the analysis of prospective construction loan projects requires an expertise that is different in significant respects from that which is required for other types of lending. We have addressed these risks through our underwriting procedures. Additionally, we have attempted to minimize the foregoing risks by, among other things, limiting our construction lending to experienced developers, by limiting the amount of speculative construction projects and requiring executed agreements of sales as conditions for draws of the commercial construction loans. When making commercial construction loans, we consider the financial statements of the borrower, the borrower’s payment history, the projected cash flows from the proposed real estate collateral, and the value of the collateral. In general, our real estate construction loans are typically guaranteed by the principals of the borrowers. We consider the financial statements and tax returns of the guarantors, along with the guarantors’ payment history, when underwriting a commercial construction loan.

As of December 31, 2025, the average outstanding loan balance within our commercial construction loan portfolio was $3.8 million. At December 31, 2025, our largest commercial construction loan exposure had an outstanding balance of $31.6 million to finance the construction of 349 residential units, consisting of detached single-family houses, townhouses, and affordable housing unit condominiums located in Middlesex County, New Jersey. The loan is well-collateralized and was performing in accordance with its original terms at December 31, 2025.

We also originate residential construction loans primarily on a construction-to-permanent basis with such loans converting to an amortizing loan following the completion of the construction phase. Most of our residential construction loans are made to individuals building a personal residence. At December 31, 2025, residential construction loans totaled $11.5 million. Construction lending, by its nature, entails additional risks compared to one-to-four family mortgage lending, attributable primarily to the fact that funds are advanced based upon a security interest in a project which is not yet complete. We address these risks through our established underwriting policies and procedures performed by our experienced staff.

Home Equity Loans and Advances. We offer consumer home equity loans and advances that are secured by one-to-four family residential real estate, where we may be in a first or second lien position. Historically, we offered home equity loans and advances with a lien junior to second position and some of these junior liens still reside in the loan portfolio at December 31, 2025. In addition, in prior years we also offered adjustable-rate home equity loans with fixed terms, although we no longer offer these loans. We generally offer home equity loans and advances with a maximum combined loan-to-value ratio of 80%. At December 31, 2025, home equity loans and advances totaled $255.1 million, or 3.1%, of our total loan portfolio. Home equity loans have fixed rates of interest and are currently offered with terms of up to 20 years. Home equity advances have adjustable rates and are based upon the prime rate as published in The Wall Street Journal. Home equity advances can have repayment schedules of both principal and interest or interest only paid monthly. We held a first mortgage position on approximately 37.4% of the homes that secured our home equity loans and advances at December 31, 2025.

The procedures for underwriting consumer home equity loans and advances include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral to the proposed loan amount.

Other Consumer Loans. We offer a variety of other consumer loans, including loans for automobiles, personal loans, unsecured lines of credit, and overdraft lines of credit. Our unsecured lines of credit bear a substantially higher interest rate than our secured loans and lines of credit. At December 31, 2025, other consumer loans totaled $2.9 million.

For more information on our loan commitments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Columbia Financial — Liquidity Management.”

Credit Risks

Multifamily and Commercial Real Estate Loans. Loans secured by multifamily and commercial real estate loans generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Our primary concern in multifamily and commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the property that secures the loan. Additional considerations include: location, market and geographic concentrations, loan-to-value ratio, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide, at least, annual financial statements and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, we usually consider and review the net operating income of the property or, when applicable, a global cash flow analysis of the borrower’s expertise, credit history, and profitability of the value of the underlying property. The global analysis is more typically performed for owner occupied commercial real estate transactions (an operating company with common ownership provides a corporate guaranty of the transaction and occupies more than 50% of the property) or when lending to real estate development and management companies that own multiple properties with financing from other creditors. The analysis takes into consideration all rental income and expenses from the borrower’s real estate investments to determine if any other real estate holdings in the portfolio do not provide income levels to support the expenses of each property and debt service requirements for any third-party financing secured by the properties held in the portfolio. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2x and a loan-to-value no greater than 75% for commercial properties and no greater than 80% for multifamily properties. An environmental report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties with known environmental concerns.

One-to-Four Family Real Estate Loans. While we anticipate that adjustable-rate loans will better offset the adverse interest rate risk effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits on such loans.

Commercial Business Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself and guarantors, if any. Therefore, we usually consider and review a global cash flow analysis of the borrower and guarantors, when applicable. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise, may fluctuate in value and may depend on the borrower’s ability to collect receivables.

Construction Loans. Loans made to facilitate construction are primarily short-term loans used to finance the construction of an owner-occupied residence or income producing assets. Generally, upon stabilization or upon completion and issuance of a certificate of occupancy, these loans often convert to permanent loans with long-term amortization. Payments during construction consist of an interest-only period funded generally by borrower or guarantor equity. As these loans represent higher risk, each project is monitored for progress throughout the life of the loan, and loan funding occurs through borrower draw requests. These requests are compared to project milestones and progress is verified by independent inspectors engaged by us.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, business conditions may dictate that the borrower or guarantors, when applicable, contribute additional equity or we advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

Home Equity Loans and Advances. Consumer home equity loans and advances are loans secured by one-to-four family residential real estate, where we may be in a first or junior lien position. In each instance, the value of the property is determined, and the loan is made against identified equity in the market value of the property. When a residential mortgage is not present on the property, a first lien position is secured against the property. In cases where a mortgage is present on the property, a junior lien position is established, subordinated to the first mortgage. As these subordinated liens represent higher risk, loan collection becomes more influenced by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Other Consumer Loans. Unlike consumer home equity loans, these loans are either unsecured or secured by rapidly depreciating assets such as autos. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations and Purchases. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, online channels, walk-in traffic, advertising and referrals from customers and other business contacts, including attorneys, accountants and other professionals. Residential mortgage loans are also sourced through mortgage brokers, although such loans are underwritten by us in accordance with our underwriting standards.

We purchase and have acquired participation interests in loans to supplement our lending portfolio. Loan participations purchased totaled $169.7 million at December 31, 2025 and were comprised of 57 commercial real estate loans. Loan participations are subject to the same credit analysis and loan approvals as loans which we originate. We review all of the documentation relating to any loan in which we participate. However, for participation loans, we do not service the loan and, thus, are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. In May 2025, we also purchased $130.9 million in equipment finance loans, included in commercial business loans, supported by a team of professionals hired to organically grow this business.

Loan Commitments. We issue commitments for residential mortgage, consumer, commercial real estate, commercial business loans and construction loans, conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Delinquent Loans. We identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans for which management may have concerns about collectability. Loans individually analyzed are measured based on the fair value of collateral if the loan is collateral dependent, or cash flows discounted at the loan-level effective interest rate. The collateral or cash flow shortfall on all secured loans is charged-off when the loan becomes 90 days delinquent or earlier where management determines that the collection of loan principal is unlikely. In the case of unsecured consumer loans, the entire balance deemed uncollectible is charged-off when the loan becomes 90 days delinquent. For more information on how we address credit risk, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Columbia Financial — Risk Management.”

Securities Activities

We maintain a securities portfolio that consists of U.S. Government and agency obligations, mortgage-backed securities and collateralized mortgage obligations (“CMOs”), municipal obligations, corporate debt securities, equity securities, and trust preferred securities. We classify our securities as either held to maturity or available for sale. Management determines the appropriate classification of securities at the time of purchase. If we have the intent and the ability to hold the securities until maturity, they are classified as held to maturity. These securities are stated at amortized cost and adjusted for accretion of discounts over the estimated lives of the securities using the level-yield method. Premiums are amortized to the first (or earliest) call date instead of as an adjustment to the yield over the contractual life. Securities in the available for sale category are those at purchase for which we do not have the intent to hold to maturity. These securities are reported at fair value with any unrealized appreciation or depreciation, net of tax effects, reported as a separate component of accumulated other comprehensive income.

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages. These securities usually pay periodic payments that are similar to coupon payments. The contractual cash flows of securities in government-sponsored enterprises’ mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae, both of which are currently under the conservatorship of the Federal Housing Finance Agency. The contractual cash flows related to Government National Mortgage Association (“Ginnie Mae”) securities are direct obligations of the U.S. Government. Mortgage-backed securities are also known as mortgage pass-throughs. CMOs are structured as pool mortgage-backed securities and redistribute principal and interest payments to predetermined groups (classes) of investors. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds’ prospectuses.

As part of Columbia Financial’s strategy to improve future earnings and expand its net interest margin, in December 2024, Columbia Financial sold $352.3 million of debt securities available for sale, and the proceeds from the sale were used to fund loan growth of $72.9 million, purchase $78.1 million of higher yielding debt securities and prepay $170.0 million of higher cost borrowings. This repositioning was immediately accretive to net interest income. The sale and prepayment resulted in a pre-tax loss of approximately $37.9 million.

At December 31, 2025, 58.4% of the available for sale securities portfolio was comprised of mortgage-backed securities and CMOs issued by Freddie Mac, Fannie Mae and Ginnie Mae. These securities are guaranteed by the issuing agency and backed by residential and multifamily mortgages. These securities are comprised of fixed rate, adjustable-rate and hybrid securities that bear a fixed rate for a specific term and, thereafter, to the extent they are not prepaid, adjust periodically. At December 31, 2025, U.S. government and agency obligations comprised the next largest segment of the available for sale securities portfolio, totaling 35.5% of the portfolio. At December 31, 2025, the remainder of our available for sale securities portfolio consisted of corporate debt securities and municipal obligations which comprised 5.9% and 0.2%, respectively, of the portfolio.

At December 31, 2025, 88.7% of the held-to-maturity securities portfolio was comprised of mortgage-backed securities and CMOs issued by Freddie Mac, Fannie Mae and Ginnie Mae. These securities are guaranteed by the issuing agency and backed by residential and multifamily mortgages. These securities are comprised of fixed rate, adjustable-rate and hybrid securities that bear a fixed rate for a specific term and thereafter, to the extent they are not prepaid, adjust periodically. At December 31, 2025, the remainder of our held-to-maturity securities portfolio consisted of U.S. government and agency obligations which comprised 11.3% of the portfolio.

At December 31, 2025, we held $6.8 million of securities in our equity portfolio comprised of Freddie Mac and Fannie Mae preferred stock, stock in other financial institutions, and a Community Reinvestment Act qualifying bond fund. In addition, the equity portfolio includes Atlantic Community Bankers Bank (“ACBB”) stock, which is based on redemption at par value and can only be sold to the issuing ACBB or another institution that holds ACBB stock. Some of these securities receive dividends and all are carried at fair value.

To mitigate the credit risk related to our securities portfolio, we primarily invest in agency and highly rated securities. As of December 31, 2025, approximately 95.1% of the total portfolio consisted of direct government obligations or government-sponsored enterprise obligations, approximately 4.5% of the remaining portfolio was rated at least investment grade and approximately 0.4% of the remaining portfolio was not rated. Securities not rated consist primarily of private placement municipal notes issued and/or guaranteed by local municipal authorities and equity securities.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan and securities repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan and securities repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposit Accounts. Deposits are primarily attracted from within our market area through the offering of a broad selection of deposit products, including non-interest-bearing demand deposits (such as checking accounts to individuals and commercial checking accounts), interest-bearing demand accounts (such as interest-earning checking account products and most municipal accounts), savings and club deposits, money market accounts and certificates of deposit. We utilize reciprocal and other deposit placement service companies and brokered deposits.

Our three primary categories of deposit customers consist of retail or individual customers, businesses and municipalities. Our business banking deposit products include a commercial checking account, a checking account specifically designed for small businesses and a money market product. Additionally, we offer cash management services, including remote deposit, lockbox service, sweep accounts, and escrow services.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, the rates on borrowings, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has traditionally been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits. Current strategies include changing the deposit mix to include more core deposits.

Borrowings. We have the ability to utilize advances and overnight lines of credit from the Federal Home Loan Bank (“FHLB”) of New York (the “FHLBNY”) to supplement our liquidity. As a member bank, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. We can also utilize securities sold under agreements to repurchase to provide funding. We maintain access to certain Federal Reserve Board lending programs (commonly known as the “discount window”) and federal funds lines with correspondent banks to supplement our supply of investable funds and to meet deposit withdrawal and contingency funding requirements. At December 31, 2025, Columbia Financial had no outstanding borrowings from the Federal Reserve discount window. To secure our borrowings, we generally pledge securities and/or loans. The types of securities pledged for borrowings include, but are not limited to, government-sponsored enterprises (“GSE”) including notes and government agency mortgage-backed securities and CMOs. The types of loans pledged for borrowings include, but are not limited to, one-to-four family real estate mortgage loans, home equity loans and multifamily and commercial real estate loans. At December 31, 2025, we had additional borrowing capacity from the FHLB and the Federal Reserve Bank of New York (or the “Federal Reserve Bank”) based on our ability to collateralize such borrowings. Members in good standing with the FHLBNY can borrow up to 50% of their asset size as long as they have qualifying collateral to support the advance and purchase of FHLBNY capital.

Personnel

As of December 31, 2025, we had 749 full-time employees and 47 part-time employees, none of whom is represented by a collective bargaining unit. We believe that our working relationship with our employees is good.

Human Capital Management

We consider our employees to be our most valuable asset, and we promote an environment that is both rewarding and challenging. We offer many different programs and initiatives to develop our workforce and to ensure the work culture matches our mission of offering a challenging and rewarding work environment for employees while promoting programs that support wellness and the quality of employees’ lives. We encourage our employees to get involved with their communities and through “Team Columbia” our employees participate in many outreach programs and volunteer events. In addition, we host various employee events such as the Annual Service Awards Dinner, a Community Service Dinner, an Employee and Family Picnic and holiday events to further promote our culture and to provide opportunities for employee engagement.

At December 31, 2025, we employed 796 full and part time employees throughout the State of New Jersey. During the year ended December 31, 2025, we hired 156 employees. Our voluntary turnover rate was 12.9% and the involuntary turnover rate was 2.9% in 2025. The attrition rate improved over 2024 due to increased efforts to engage employees and focus on career development and manager support in 2025. The voluntary turnover rate reflected the competitive market for employees, especially branch staff.

Retention

In order to retain our talented workforce, we provide a competitive compensation and benefits program as well as a focus on career development to help meet the needs of our employees. We monitor salaries on a regular basis, participating in various external salary surveys and analyzing internal reports to ensure market competitiveness and internal equity. We also offer annual incentive programs to further reward our employees based on their performance. For the third year in a row, our employees participated in, and our organization was certified as a “Great Place to Work,” with 85% of employee participation in 2025.

Benefits

In addition to competitive salaries, we offer comprehensive benefit programs which include equity awards, an ESOP and a deferred compensation plan (401(k) plan) with an employer matching contribution, healthcare and life insurance benefits, health savings accounts, flexible spending accounts, paid time off, family leaves of absence, tuition reimbursement, student loan repayments, good grade awards and an employee assistance program. In 2025, 59 employees received good grade awards totaling approximately $293,000 due to the accomplishments of their children and we assisted 34 employees with approximately $48,000 of repayments to their student loans through our repayment program.

Employee Wellness

The Human Resources Department continues to enhance our wellness programs to establish an environment that promotes a holistic approach to well-being that includes healthy lifestyles, financial stability, mental well-being, decreases the risk of disease, and improves the quality of employee life. These programs enhance our employee experience by giving our employees the tools necessary to create a healthier lifestyle through the promotion of healthy diets, workplace activities, exercise programs, the opportunity to participate in individualized wellness coaching, financial literacy and wellness seminars. Active participants in wellness programs enjoy a wealth incentive, under which we paid out incentives of over $123,000 in 2025 to approximately 56% of the workforce under this program. In 2025, our medical insurance provider paid approximately $169,000 in additional funds which enhanced our wellness programming incentives. We have also created wellness and quiet rooms in Columbia Financial’s corporate headquarters for people to be able to take breaks or attend to personal matters. All of these programs are intended to make us an employer of choice.

Learning and Development

We invest in the growth and development of our employees by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. Our employees receive continuing education courses that are relevant to the banking industry and their job function within Columbia Financial. We have developed succession programs that help us to create a pipeline for leadership. Our core curriculum is offered to all employees and helps to build upon the competencies and skills of which we are assessed during the performance management process.

In 2025, we focused on expanding employee skills in digital technology, regulatory compliance, treasury sales, and communications to support our growing customer base and operational needs. We also increased development opportunities for managers with an emphasis on assessing talent, effective coaching and delegation skills and performance management. Training is delivered through a combination of in-person, virtual instructor-led and self-paced online courses, delivering more than 36,000 hours of in-person or virtual learning completed by our employees. This allows for consistent access across Columbia Bank and supports ongoing skill development. Through our use of the learning management system, virtual classroom and an online learning modules authoring tool, job function and soft skills training courses continue to be offered at a distance for all employees.

Talent Management

Our Human Resources and Learning and Development Departments have action plans designed specifically to facilitate the screening, acquisition, development, and performance management of a talent pool that aligns with the initiatives of Columbia Financial, including promoting quality customer service and enhancing the client experience throughout Columbia Bank. We have funded significant technological investments, including the upgrade of our core banking platform, loan origination systems, document imaging systems, and business intelligence reporting. While these new systems provide enhanced features for customers and automation of routine tasks for staff, they require specialized technical skills to operate and administer. Based on our strategic objectives, acquiring and developing a talent pool of well-educated and technically skilled professionals is essential to support our growth plans over the next decade.

Organizational Culture

Our workplace strategy focuses on productivity and collaboration. Our recruiting practices focus on finding top talent with a broad range of experience and ensuring they have the tools needed to be successful in Columbia Financial. Columbia Bank employs a range of images and languages in its brand marketing initiatives to emphasize its ability to serve clientele from varied backgrounds and with differing needs. We believe that as our footprint grows, our brand will evolve to reflect the wide range of clients and communities we support. In connection with our Environmental, Social and Governance Program (“ESG”), we have established a Corporate Responsibility Committee, which is supported by various cross-functional members of Columbia Financial.

Management is committed to cultivating a fair and inclusive culture in which all individuals feel valued, respected, and able to thrive, both personally and professionally. We have eight voluntary employee resource groups with membership open to all employees. Bringing together individuals with a wide range of experiences and knowledge promote higher quality decisions, enhance economic growth, and represent the stockholders and customers we serve.

We look to develop an employee base that reflects our customer base and local community. We strive for effective recruitment through social media, comprehensive listings on various career platforms, partnerships with social and civic organizations, and by utilizing our employees as brand ambassadors. In addition, we enhanced our employee referral program to further assist in our hiring efforts.

Our mission is to enhance stockholder value, maintain a robust capital position, achieve strong financial performance, and ensure the safety of depositors’ funds. We also aim to provide high-quality products and services that improve our customers’ financial well-being, deliver exceptional customer service, and foster a rewarding work environment that promotes accountability, success, wellness, and quality of life for our employees.

Succession Planning

Succession planning is a critical driver of our transformation. Succession planning efforts are helping our organization become what it needs to be, rather than simply recreating the existing organization. We have programs in place to support these initiatives: Associate Development Program, Career Development Program, Leadership Development Program, Stonier/Wharton School Program, Coaching for Success, and other innovative programs under consideration. We have the active support of top leadership and have linked succession to strategic planning. In 2025, we improved our tools and process for goal setting, measuring performance and conducting annual reviews. There is emphasis on developmental assignments in addition to formal training. Along the way, we are addressing specific human capital challenges, such as leadership capacity and retention.

Workplace Safety

We have policies and programs in place that protect our employees and invest in their well-being.

We provide our employees with various outlets to gain emotional assistance through our Employee Assistance Program which includes stress, financial and relationship counseling, as well as a wide array of webinars provided by our healthcare and financial service provider. We provide employees with a safe workplace, both in the branches and back-office departments, and implement technologies for a remote work environment to accommodate remote workers in support of potential weather or pandemic concerns. We established service level agreements for the work from home environment, communicating expectations to employees and receiving employee agreement regarding the execution of these expectations. These agreements are monitored on a regular basis, and a monthly feedback survey is completed to ensure connectivity between employees, managers, and administrative staff. We continually review our workplaces, many of which have undergone recent renovations, to allow for the envisioned growth of department staff and operations which is consistent with our strategic growth objectives.

Subsidiaries

Columbia Financial’s sole banking subsidiary is Columbia Bank. Columbia Financial also maintains a Delaware trust subsidiary, Stewardship Statutory Trust I, that was formed in connection with the prior issuance of trust preferred securities. Stewardship Statutory Trust I was acquired by Columbia Financial as a result of its acquisition of Stewardship Financial in November 2019.

Columbia Bank’s active subsidiaries are as follows:

First Jersey Title Services, Inc., a title insurance agency that we acquired in 2002. At December 31, 2025, total assets were approximately $18.2 million. For the year ended December 31, 2025, First Jersey Title Services, Inc. had net income of approximately $724,000.

1901 Commercial Management Co. LLC, which was established in 2009 to hold commercial other real estate owned, and 1901 Residential Management Co. LLC, which was established in 2009 to hold residential other real estate owned. At December 31, 2025, these subsidiaries held approximately $100,000 and $125,000, respectively, in total assets.

1901 Community Development Corporation, which was established in 2024 to make public welfare investments that promote and support affordable housing in low and moderate-income neighborhoods. At December 31, 2025, total assets were approximately $1.0 million.

Stewardship Realty LLC is a New Jersey limited liability company which was formed in 2005 and acquired by Columbia Financial as a result of its acquisition of Stewardship Financial in November 2019. At December 31, 2025, total assets were approximately $100,000.

Columbia Investment Services, Inc. was established in 1982 and maintains the requirements for our wealth management licenses. At December 31, 2025, total assets were approximately $575,000.

Columbia Insurance Services, Inc., which was formed in 2009 and acquired by Columbia Financial as a result of its acquisition of RSI Bank in May 2022, is a full-service insurance agency and whose primary business is to offer a broad range of insurance products, including personal and business lines of insurance, to Columbia Bank customers and primarily New Jersey residents. In October 2024, Columbia Bank changed the corporate name of this insurance agency subsidiary from “RSI Insurance Agency, Inc.” to “Columbia Insurance Services, Inc.” At December 31, 2025, total assets were approximately $3.0 million. For the year ended December 31, 2025, Columbia Insurance Services, Inc. had a net loss of approximately $412,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF COLUMBIA FINANCIAL

The objective of this section is to help potential investors understand our views on the results of operations and financial condition of Columbia Financial. You should read this discussion in conjunction with the Columbia Financial consolidated financial statements and notes thereto appearing elsewhere in this Joint Proxy Statement/Prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. See the section of this Joint Proxy Statement/Prospectus titled “A Warning About Forward-Looking Statements” appearing elsewhere in this Joint Proxy Statement/Prospectus. Our actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under “Risk Factors,” including our pending acquisition of Northfield Bancorp. In this section of the Joint Proxy Statement/Prospectus, the terms “we,” “us” and “our” refer to Columbia Financial and its consolidated subsidiaries or its successor Columbia Financial, Inc., Columbia Bank MHC and Columbia Bank unless the context requires otherwise.

Executive Summary

Our primary source of pre-tax income is net interest income. Net interest income is the difference between the interest we earn on our loans and securities and the interest we pay on our deposits and borrowings. Changes in levels of interest rates as well as the balances of interest-earning assets and interest-bearing liabilities affect our net interest income.

A secondary source of income is non-interest income, which is revenue we receive from providing products and services. Traditionally, the majority of our non-interest income has come from service charges, loan fees, interchange income, gains (losses) on sales of loans and securities, revenue from mortgage servicing, income from bank-owned life insurance and fee income from title insurance, insurance agency and wealth management businesses.

The non-interest expense we incur in operating our business consists of compensation and employee benefits expenses; occupancy expenses; depreciation, amortization and maintenance expenses; data processing and software expenses and other miscellaneous expenses, such as loan expenses, advertising, insurance, professional fees and federal deposit insurance premiums. Our largest non-interest expense is compensation and employee benefits, which consist primarily of compensation and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Our business results are impacted by the pace of economic growth and the level of market interest rates, and the difference between short-term and long-term rates. Competition among banks to secure new customers, loans and deposits has remained fierce, and interest rate spreads have again declined over the last few years. We continue to adhere to our prudent underwriting standards and are committed to originating quality loans. Additionally, we have maintained relatively low levels of non-performing assets, past due loans and charge-offs, through all economic environments.

December 2024 Balance Sheet Repositioning

As part of Columbia Financial’s strategy to improve future earnings and expand its net interest margin, in December 2024 Columbia Financial sold $352.3 million of debt securities available for sale. Proceeds from the sale were used to fund loan growth of $72.9 million, purchase $78.1 million of higher yielding debt securities and prepay $170.0 million of higher cost borrowings. The repositioning was immediately accretive to net interest income. The sale and prepayment resulted in a pre-tax loss of approximately $37.9 million. The repositioning was neutral to tangible book value per share as the unrealized loss with respect to the debt securities was already recognized in Columbia Financial’s stockholders’ equity through accumulated other comprehensive loss.

Critical Accounting Policies and Estimates

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles (“GAAP”) and general practices within the banking industry. Our significant accounting policies are described in note 2 to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies, which are discussed below, to be critical accounting policies. These assumptions, estimates and judgments we use can be influenced by a number of factors, including the general economic environment. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Credit Losses. The determination of the allowance for credit losses (“ACL”) on loans is considered a critical accounting estimate by management because of the high degree of judgment involved in determining qualitative loss factors, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment. Although we believe we have established and maintained the ACL at appropriate levels, changes in reserves may be necessary if actual economic and other conditions differ substantially from the forecast used in estimating the ACL. See note 2 in the notes to our consolidated financial statements for a detailed discussion of our accounting policies and methodologies for establishing the allowance for credit losses. Additional information about our allowance for credit losses is also presented in note 7 to the audited consolidated financial statements.

Our ACL totaled $67.2 million and $60.0 million at December 31, 2025 and 2024, respectively. The increase in the allowance for credit losses was primarily due to an increase in outstanding balances of loans. The ACL components related to collectively evaluated loan reserves were $67.2 million and $60.0 million, respectively, at December 31, 2025 and 2024, under the Current Expected Credit Loss (“CECL”) methodology. At both December 31, 2025 and 2024 we had $0 for individually analyzed loan reserves.

At December 31, 2025, management performed a hypothetical sensitivity analysis to understand the impact of a change in a key input on our ACL. If the U.S. unemployment rate had been increased from an average range of approximately 4.4% to 7.4% for the forecast period, and U.S. Gross Domestic Product (“GDP”) decreased from an average range of approximately 2.2% to 1.2% for the forecast period, our ACL reserves would have been approximately $1.0 million higher. This sensitivity analysis includes the impact of quantitative components of our ACL. Changes in quantitative inputs and qualitative loss factors may not occur in the same direction or magnitude across all segments of our loan portfolio and deterioration in some quantitative inputs and qualitative loss factors may offset improvement in others. This sensitivity analysis does not represent a change to our expectations of the economic environment but provides a hypothetical result to assess the sensitivity of the ACL to a change in a key input. This sensitivity analysis does not incorporate changes to management’s judgment of qualitative loss factors.

If the four-quarter U.S. unemployment rate forecast had been 10.4% rather than an average of approximately 4.4%, our ACL would have been approximately $16.7 million higher. This sensitivity analysis includes the impact to the quantitative components of our ACL. Changes in quantitative inputs and qualitative loss factors may not occur in the same direction or magnitude across all segments of our loan portfolio and deterioration in some quantitative inputs and qualitative loss factors may offset improvement in others. This sensitivity analysis does not represent a change to our expectations of the economic environment but provides a hypothetical result to assess the sensitivity of the ACL to a change in a key input. This sensitivity analysis does not incorporate changes to management’s judgment of qualitative loss factors.

Most of our non-performing assets are collateral dependent loans which are written down to the fair value of the collateral less estimated costs to sell. We continue to assess the collateral of these loans and obtain updated appraisals on these loans on an annual basis. To the extent the property values decline, there could be additional losses on these non-performing assets, which may be material. Management considered these market conditions in deriving the estimated ACL. Should economic difficulties occur, the ultimate amount of loss could vary from our current estimate. For additional discussion related to the determination of the allowance for credit losses, see “Risk Management — Analysis and Determination of the Allowance for Credit Losses” and the notes to the consolidated financial statements.

Income Taxes. We are subject to the income tax laws of the various jurisdictions where we conduct business and estimate income tax expense based on amounts expected to be owed to these various tax jurisdictions. The estimated income tax expense (benefit) is reported in the Consolidated Statements of Income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets are inherently subjective and are reviewed on a continual basis as regulatory and business factors change.

Accrued or prepaid taxes represent the net estimated amount due to or to be received from tax jurisdictions either currently or in the future and are reported in other assets or other liabilities in our consolidated financial statements. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintain tax accruals consistent with our evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, status of examinations by the tax authorities and newly enacted statutory, judicial and regulatory guidance that could impact the relative merits of tax positions. These changes, when they occur, impact accrued taxes and can materially affect our operating results. Columbia Financial identified no significant income tax uncertainties through the evaluation of its income tax positions as of December 31, 2025 and 2024. Therefore, Columbia Financial has no unrecognized income tax benefits as of those dates.

As of December 31, 2025 and 2024, we had a net deferred tax (liability) asset totaling $(15.3) million and $12.4 million, respectively. In accordance with ASC Topic 740 “Income Taxes,” we use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when management is unable to conclude that it is more likely than not that it will realize deferred tax assets based on the nature and timing of these items. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period enacted. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets are inherently subjective and are reviewed on a regular basis as regulatory or business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance that results in additional income tax expense in the period in which it is recognized would negatively affect earnings. Management believes, based on current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize federal deferred tax assets. As of December 31, 2025 and 2024, no valuation allowance was deemed necessary for the deferred tax assets related to state net operating losses.

Post-retirement Benefits. We provide certain health care and life insurance benefits, along with split-dollar bank-owned life insurance (“BOLI”) death benefits, to eligible retired employees. The cost of retiree health care and other benefits during the employees’ period of active service are accrued monthly. We account for benefits in accordance with ASC Topic 715 “Pension and Other Post-retirement Benefits.” The guidance requires an employer to: (a) recognize in the statement of financial position the over funded or underfunded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligations; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of Columbia Financial’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income (loss), net of tax, the actuarial gain and losses and the prior service costs and credits that arise during the period. These assets and liabilities and expenses are based upon actuarial assumptions including interest rates, rates of increase in compensation, expected rate of return on plan assets and the length of time we will have to provide those benefits. Actual results may differ from these assumptions. These assumptions are reviewed and updated at least annually, and management believes the estimates are reasonable.

Pending Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Topic (“ASU”) 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated information about certain income statement line items in a tabular format in the notes to the consolidated financial statements. This update is effective for financial statements issued for fiscal years beginning after December 15, 2026, with early adoption in the interim period permitted. Columbia Financial is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements. As it is only disclosure related, this ASU is not expected to have a significant impact on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments-Credit Losses (Topic 326): Purchased Loans, which amends the guidance in ASC 326 on the accounting for certain purchased loans. Under the ASU, entities must account for acquired loans (excluding credit cards) that meet certain criteria at acquisition (“purchased seasoned loans”) by recognizing them at their purchase price plus an allowance for expected credit losses (i.e., the so-called gross-up approach). The ASU’s amendments align the accounting for purchased seasoned loans with the treatment of financial assets purchased with more-than-insignificant credit deterioration since origination (“PCD assets”). The amendments apply prospectively and will be effective for fiscal periods beginning after December 15, 2026 (and interim periods within). Early adoption is permitted. Columbia Financial is currently evaluating the impact of the adoption of the ASU on its consolidated financial statements, but does not expect it to have a significant impact.

Comparison of Financial Condition at December 31, 2025 and 2024

General

Total assets increased $543.3 million, or 5.2%, to $11.0 billion at December 31, 2025 from $10.5 billion at December 31, 2024. The increase in total assets was primarily attributable to increases in cash and cash equivalents of $51.6 million, debt securities available for sale of $96.1 million, loans receivable, net of $367.8 million, bank-owned life insurance of $8.2 million, and other assets of $11.6 million. The increase in cash and cash equivalents was primarily attributable to proceeds from principal repayments on securities of $164.0 million, sales, calls, and maturities on securities of $97.9 million, repayments on loans receivable, an increase in total deposits of $347.9 million and an increase in borrowings of $102.9 million, partially offset by the purchases of securities of $305.5 million, the origination and purchases of loans receivable and repurchases of common stock under our stock repurchase program of $13.4 million. The increase in debt securities available for sale was primarily attributable to purchases of securities of $272.1 million, consisting primarily of U.S. government obligations and mortgage-backed securities, and a decrease in the gross unrealized loss on securities of $37.5 million, partially offset by maturities on securities of $77.5 million, repayments on securities of $132.6 million, and the sale of securities of $15.7 million. The increase in loans receivable, net was primarily attributable to an increase in multifamily real estate loans, commercial real estate loans, and commercial business loans of $217.0 million, $173.4 million, and $144.8 million, respectively, partially offset by decreases in one-to-four family real estate loans, construction loans and home equity loans and advances of $152.7 million, $4.1 million and $3.9 million, respectively. The increase in commercial business loans was primarily due to the purchase of $130.9 million in equipment finance loans from a third party in May 2025, at a $3.2 million discount, which included $5.1 million of purchased credit deteriorated (“PCD”) loans. The principal balance of the PCD loans purchased was charged-off by $3.2 million. The allowance for credit losses for loans increased $7.2 million to $67.2 million at December 31, 2025 from $60.0 million at December 31, 2024. During the year ended December 31, 2025, the increase in the allowance for credit losses for loans was primarily due to an increase in outstanding loan balances. The increase in bank-owned life insurance is attributable to income recognized on split-dollar life insurance arrangements. The increase in other assets is primarily attributable to an increase in Columbia Financial’s pension plan balance, as the return on plan assets outpaced the growth in the plan’s obligation.

Total liabilities increased $462.9 million, or 4.9%, to $9.9 billion at December 31, 2025 from $9.4 billion at December 31, 2024. The increase was primarily attributable to an increase in total deposits of $347.9 million, or 4.3%, an increase in borrowings of $102.9 million, or 9.5%, and an increase in other liabilities of $11.8 million, or 6.8%. The increase in total deposits primarily consisted of increases in non-interest-bearing demand deposits, money market accounts and certificates of deposit of $79.4 million, $223.3 million, and $109.7 million, respectively, partially offset by decreases in interest-bearing demand and savings and club accounts of $35.4 million and $29.1 million, respectively. The increase in borrowings was driven by a net increase in short-term borrowings of $32.0 million, coupled with new long-term borrowings of $175.3 million, partially offset by repayments of $104.4 million in maturing long-term borrowings. The increase in other liabilities was primarily related to increases in accrued expenses and benefit plan related liabilities coupled with an increase in outstanding checks.

Total stockholders’ equity increased $80.4 million, or 7.4%, to $1.2 billion at December 31, 2025 from $1.1 billion at December 31, 2024. The increase in total stockholders’ equity was primarily attributable to net income of $51.8 million, an increase of $34.4 million in other comprehensive income, which includes changes in unrealized losses on debt securities available for sale and unrealized gains on swap contracts, net of taxes, included in other comprehensive income, and the recognition of $4.7 million in stock based compensation expense. These increases were partially offset by the repurchase of 873,304 shares of common stock at a cost of approximately $13.4 million, or $15.29 per share, under our stock repurchase program.

Securities

As part of Columbia Financial’s strategy to improve future earnings and expand its net interest margin, in December 2024 Columbia Financial sold $352.3 million of debt securities available for sale. Proceeds from the sale were used to fund loan growth of $72.9 million, purchase $78.1 million of higher yielding debt securities and prepay $170 million of higher cost borrowings. The repositioning was immediately accretive to net interest income. The sale and prepayment resulted in a pre-tax loss of approximately $37.9 million. The repositioning was neutral to tangible book value per share as the unrealized loss with respect to the debt securities was already recognized in Columbia Financial’s stockholders’ equity through accumulated other comprehensive loss.

Debt securities available for sale and held to maturity increased $99.5 million, or 7.0%, to $1.5 billion at December 31, 2025 from $1.4 billion at December 31, 2024. The increase in securities during 2025 was primarily attributable to purchases of securities of $305.5 million, a decrease in gross unrealized losses of $37.5 million, and $13.3 million of Freddie Mac mortgage participation certificates exchanged, partially offset by repayments received of $164.0 million, sales of securities of $15.6 million, and maturities and calls of securities of $81.5 million. We continue to focus on maintaining a high quality securities portfolio that provides consistent cash flows in changing interest rate environments. At December 31, 2025, our total securities portfolio, which includes equity securities, was 13.8% of total assets, as compared to 13.6% at December 31, 2024.

At December 31, 2025, 58.4% of the debt securities available for sale portfolio was comprised of mortgage-backed securities and CMOs issued by Freddie Mac, Fannie Mae and Ginnie Mae. These securities are guaranteed by the issuing agency and backed by residential and multifamily mortgages. These securities are comprised of fixed rate, adjustable-rate and hybrid securities that bear a fixed rate for a specific term and thereafter, to the extent they are not prepaid, adjust periodically. At December 31, 2025, U.S. government and agency obligations comprised the next largest segment of the available for sale portfolio, totaling 35.5%. At December 31, 2025, the remainder of our available for sale securities portfolio consisted of corporate debt securities and municipal obligations which comprised 5.9% and 0.2%, respectively.

At December 31, 2025, 88.7% of the debt securities held to maturity portfolio was comprised of mortgage-backed securities and CMOs issued by Freddie Mac, Fannie Mae and Ginnie Mae. These securities are guaranteed by the issuing agency and backed by residential and multifamily mortgages. These securities are comprised of fixed rate, adjustable-rate and hybrid securities that bear a fixed rate for a specific term and thereafter, to the extent they are not prepaid, adjust periodically. At December 31, 2025, the remaining 11.3% of our held-to-maturity securities portfolio consisted of U.S. government and agency obligations.

To mitigate the credit risk related to our securities portfolio, we primarily invest in agency and highly-rated securities. As of December 31, 2025, approximately 95.1% of the total portfolio consisted of direct government obligations or government-sponsored enterprise obligations, approximately 4.5% of the remaining portfolio was rated at least investment grade and approximately 0.4% of the remaining portfolio was not rated. Securities not rated consist primarily of private placement municipal notes issued and/or guaranteed by local municipal authorities and equity securities.

The following table sets forth the amortized cost and fair value of securities at December 31, 2025, 2024 and 2023:

	At December 31,
	2025		2024		2023
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Debt securities available for sale:
U.S. government and agency obligations	$393,875	$398,470	$314,494	$314,702	$146,387	$145,501
Mortgage-backed securities and collateralized mortgage obligations	732,393	654,973	729,488	622,957	1,009,508	867,585
Municipal obligations	1,975	1,961	2,378	2,359	2,770	2,702
Corporate debt securities	71,976	66,613	95,508	85,928	92,565	77,769

Total securities available for sale	$1,200,219	$1,122,017	$1,141,868	$1,025,946	$1,251,230	$1,093,557

Debt securities held to maturity:
U.S. government and agency obligations	$44,872	$41,551	$44,871	$39,583	$49,871	$43,969
Mortgage-backed securities and collateralized mortgage obligations	351,361	325,738	347,969	310,570	351,283	313,208

Total debt securities held to maturity	$396,233	$367,289	$392,840	$350,153	$401,154	$357,177

Equity securities	$3,598	$6,802	$3,943	$6,673	$3,943	$3,384

Total securities	$1,600,050	$1,496,108	$1,538,651	$1,382,772	$1,656,327	$1,454,118

At December 31, 2025 and 2024, securities with carrying values of $880.1 million and $1.1 billion, respectively, were in net unrealized loss positions that totaled $114.4 million and $159.7 million, respectively. The decrease in unrealized losses on securities in 2025 was primarily due to the sales of lower yielding securities as discussed above, and changes in market interest rates.

For available for sale securities, Columbia Financial assesses whether a loss is from credit or other factors and considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost, a credit loss would be recorded through an allowance for credit losses, limited by the amount that the fair value is less than the amortized cost basis. We believe that unrealized and unrecognized losses on securities at December 31, 2025 and 2024 are a function of changes in market interest rates and credit spreads, not changes in credit quality. Therefore, no allowance for credit losses was recorded at December 31, 2025 and 2024.

For held-to-maturity securities, management measures expected credit losses on a collective basis by major security type. All of the mortgage-backed securities are issued by U.S. government agencies and are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses and, therefore, the expectation of non-payment is zero and Columbia Financial is not required to estimate an allowance for credit losses on these securities under the CECL standard. All these securities reflect a credit quality rating of AAA by Moody’s Investors Service.

At December 31, 2025 and 2024, we had no securities in a single company or entity (other than United States Government and United States GSE securities) that had an aggregate book value in excess of 5% of our equity.

The following tables set forth the stated maturities and weighted average yields of securities at December 31, 2025. Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges. Weighted average yields for tax-exempt securities totaling $2.0 million with a weighted average rate of 3.02%, are presented on a tax equivalent basis using a federal marginal tax rate of 21%.

Equity securities are not included in the table based on lack of a maturity date. The tables present contractual final maturities for mortgage-backed securities and does not reflect repricing or the effect of prepayments.

	At December 31, 2025
	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		After Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Debt securities available for sale:
U.S. government and agency obligations	$124,851	4.02%	$244,338	4.19%	$29,281	4.22%	$—	—%	$398,470	4.14%
Mortgage-backed securities and collateralized mortgage obligations	—	—	127,352	3.58	40,418	2.78	487,203	6.67	654,973	5.87
Municipal obligations	1,536	3.75	425	4.00	—	—	—	—	1,961	3.80
Corporate debt securities	4,997	4.10	10,250	4.35	51,366	4.06	—	—	66,613	4.10

Total	$131,384	4.02%	$382,365	3.98%	$121,065	3.65%	$487,203	6.67%	$1,122,017	5.20%

	At December 31, 2025
	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		After Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Debt securities held to maturity:
U.S. government and agency obligations	$14,875	1.67%	$10,000	1.25%	$9,997	1.50%	$10,000	2.30%	$44,872	1.68%
Mortgage-backed securities and collateralized mortgage obligations	—	—	97,046	2.71	107,391	2.27	146,924	2.77	351,361	2.60

Total	$14,875	1.67%	$107,046	2.57%	$117,388	2.21%	$156,924	2.74%	$396,233	2.50%

Loans Receivable

Total gross loans increased $373.9 million, or 4.8%, to $8.2 billion at December 31, 2025 from $7.9 billion at December 31, 2024. One-to-four family real estate loans decreased $152.7 million, or 5.6%, to $2.6 billion at December 31, 2025 from $2.7 billion at December 31, 2024. Multifamily loans increased $217.0 million, or 14.9%, to $1.7 billion at December 31, 2025 from $1.5 billion at December 31, 2024. Commercial real estate loans increased $173.4 million, or 7.4%, to $2.5 billion at December 31, 2025 from $2.3 billion at December 31, 2024. Construction loans decreased $4.1 million, or 0.9%, to $469.4 million at December 31, 2025 from $473.6 million at December 31, 2024. Commercial business loans increased $144.8 million, or 23.3%, to $766.8 million at December 31, 2025 from $622.0 million at December 31, 2024. Home equity loans and advances decreased $3.9 million, or 1.5%, to $255.1 million at December 31, 2025 from $259.0 million at December 31, 2024. Multifamily loans, commercial real estate loans, and commercial business loans have increased in 2025, as we continue our increased focus on lending within these business segments. The increase in commercial business loans included a purchase of $130.9 million in equipment finance loans from a third party in May 2025. We had lower originations in one-to-four family real estate and home equity loans and advance originations during 2024 and 2025, as we focused on commercial real estate and commercial business related lending.

The following tables present the loan portfolio for the periods indicated:

	At December 31,
	2025		2024
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One-to-four family	$2,558,252	31.0%	$2,710,937	34.4%
Multifamily	1,677,613	20.4	1,460,641	18.6%
Commercial real estate	2,513,260	30.5	2,339,883	29.7%
Construction	469,438	5.7	473,573	6.0%

Total real estate loans	7,218,563	87.6	6,985,034	88.7
Commercial business loans	766,792	9.3	622,000	7.9
Consumer loans:
Home equity loans and advances	255,126	3.1	259,009	3.3
Other consumer loans	2,895	—	3,404	—

Total consumer loans	258,021	3.1	262,413	3.3

Total gross loans	8,243,376	100.0%	7,869,447	100.0%

PCD loans	10,442		11,686
Net deferred loan costs, fees and purchased premiums and discounts	38,192		35,795
Allowance for credit losses	(67,201)		(59,958)

Loans receivable, net	$8,224,809		$7,856,970

Loan Maturity

The following table sets forth certain information at December 31, 2025 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. The table reflects final maturities for construction loans that convert to permanent loans and includes PCD loans. Demand loans having no stated schedule of repayments or maturity are reported as due in one year or less.

	December 31, 2025
	Real Estate
	One-to-four Family	Multifamily	Commercial Real Estate	Construction	Commercial Business	Home Equity Loans and Advances	Other Consumer Loans	Total
	(In thousands)
Amounts due in:
One year or less	$1,459	$124,045	$188,656	$302,077	$313,781	$924	$2,304	$933,246
More than one year to five years	52,091	823,901	1,051,669	156,186	313,249	17,815	591	2,415,502
More than five years to fifteen years	401,063	652,425	1,078,240	—	136,479	96,753	—	2,364,960
More than fifteen years	2,104,906	77,242	202,586	11,175	4,567	139,634	—	2,540,110

Total	$2,559,519	$1,677,613	$2,521,151	$469,438	$768,076	$255,126	$2,895	$8,253,818

The following table sets forth all loans at December 31, 2025 that are due after December 31, 2026 and have either fixed interest rates or floating or adjustable interest rates:

	Due After December 31, 2026
	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Real estate loans:
One-to-four family	$2,279,902	$278,158	$2,558,060
Multifamily	713,619	839,949	1,553,568
Commercial real estate	996,960	1,335,535	2,332,495
Construction	14,443	152,918	167,361
Commercial business loans	324,247	130,048	454,295
Consumer loans:
Home equity loans and advances	139,931	114,271	254,202
Other consumer loans	540	51	591

Total loans	$4,469,642	$2,850,930	$7,320,572

Loan Originations and Sales

The following table shows loans originated, purchased, sold and other reductions in loans during the periods indicated:

	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Total loans at beginning of period	$7,916,928	$7,874,537	$7,677,564
Originations:
Real estate loans:
One-to-four family	118,218	123,399	215,266
Multifamily	233,076	87,476	124,660
Commercial real estate	325,216	21,837	146,303
Construction	355,402	295,052	335,749

Total real estate loans	1,031,912	527,764	821,978

Commercial business loans	246,391	227,262	209,003
Consumer loans:
Home equity loans and advances	63,437	79,515	80,396
Other consumer loans	191	90	182

Total consumer loans	63,628	79,605	80,578

Total loans originated	1,341,931	834,631	1,111,559
Purchases	150,882	78,719	14,729
Loans acquired	—	—	—
Less:
Principal payments, repayments, and other items, net	(1,034,289)	(832,011)	(686,988)
Loan sales	(35,375)	(18,895)	(121,372)
Securitization of loans	(13,340)	—	—
Transfer of loans receivable to loans held-for-sale	(34,727)	(18,079)	(120,955)
Transfer to real estate owned	—	(1,974)	—

Total loans receivable at end of period	$8,292,010	$7,916,928	$7,874,537

Deposits

Our primary source of funds is our deposits, which are comprised of non-interest-bearing and interest-bearing transaction accounts, money market deposit accounts, savings and club deposits and certificates of deposit.

Deposits increased $347.9 million, or 4.3%, to $8.4 billion at December 31, 2025 from $8.1 billion at December 31, 2024. The increase in balances of non-interest-bearing demand, money market accounts and certificates of deposit was heavily attributed to a shift in balances from savings and club deposits as well as new deposits attained. Columbia Bank has priced select certificates of deposit accounts very competitively to the market, but there continues to be strong competition for funds from other banks and non-bank investment products. Municipal deposits totaled $979.7 million at December 31, 2025, compared to $969.4 million at December 31, 2024. We continue our efforts to emphasize deposit taking through various channels, including brokered deposits and reciprocal deposit arrangements with third parties.

During 2025, non-interest-bearing demand accounts increased $79.4 million, interest-bearing demand accounts decreased $35.4 million, money market accounts increased $223.3 million, savings and club deposits decreased $29.1 million, and certificates of deposits increased $109.7 million. We have focused on obtaining deposit products by offering attractive pricing and promotions, expanding our product lines and by deepening our existing customer relationships.

The following table sets forth the deposit balances as of the periods indicated:

	At December 31,
	2025		2024		2023
	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits
	(Dollars in thousands)
Non-interest-bearing demand	$1,517,399	18.0%	$1,438,030	17.8%	$1,437,361	18.3%
Interest-bearing demand	1,985,871	23.5	2,021,312	25.0	1,966,463	25.1
Money market accounts	1,465,028	17.3	1,241,691	15.3	1,255,528	16.0
Savings and club deposits	623,444	7.4	652,501	8.1	700,348	8.9
Certificates of deposit	2,852,337	33.8	2,742,615	33.8	2,486,856	31.7

Total deposits	$8,444,079	100.0%	$8,096,149	100.00%	$7,846,556	100.0%

We are required to pledge securities or other financial instruments to secure municipal deposits. At December 31, 2025 and 2024, we had pledged securities totaling $642.7 million and $500.9 million, respectively, and had FHLBNY irrevocable standby letters of credit totaling $175.0 million and $350.6 million at December 31, 2025 and 2024, respectively, collateralizing public funds on deposit.

The following table sets forth the deposit activity for the periods indicated:

	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Beginning balance	$8,096,149	$7,846,556	$8,001,159
Increase (decrease) before interest credited	150,556	47,210	(279,765)
Interest credited	197,374	202,383	125,162

Net increase (decrease) in deposits	347,930	249,593	(154,603)

Ending balance	$8,444,079	$8,096,149	$7,846,556

At December 31, 2025, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $3.3 billion. This amount included municipal deposits of $944.6 million, which are collateralized, and intercompany deposits of $42.6 million.

The maturities of uninsured amounts included in time deposits at December 31, 2025 are as follows:

Balance
(In thousands)
Maturity Period:
Three months or less	$183,996
Over three through six months	263,561
Over six through twelve months	184,144
Over twelve months	91,620

Total	$723,321

The following table sets forth all of our certificates of deposit classified by interest rate as of the dates indicated:

	At December 31,
	2025	2024	2023
	(In thousands)
Less than 0.50%	$13,347	$25,394	$81,654
0.50% to 0.99%	19,108	37,194	135,402
1.00% to 1.49%	4,500	27,758	74,502
1.50% to 1.99%	8,152	20,162	71,178
2.00% to 2.49%	7,228	10,513	69,973
2.50% to 2.99%	57,665	75,459	143,095
3.00% to 3.49%	183,350	82,033	62,272
3.50% to 3.99%	1,985,524	356,192	318,582
4.00% to 4.49%	551,669	1,096,800	431,891
4.50% to 4.99%	18,956	732,306	572,736
5.00% and greater	2,838	278,804	525,571

Total	$2,852,337	$2,742,615	$2,486,856

The following table sets forth the amount and maturities of our certificates of deposit by interest rate at December 31, 2025:

	Period to Maturity
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percentage of Certificate Accounts
	(Dollars in thousands)
Less than 0.50%	$10,428	$2,738	$176	$5	$—	$13,347	0.4%
0.50% to 0.99%	14,904	3,033	985	186	—	19,108	0.7
1.00% to 1.49%	756	3,290	222	232	—	4,500	0.2
1.50% to 1.99%	4,740	2,874	523	7	8	8,152	0.3
2.00% to 2.49%	6,935	—	98	195	—	7,228	0.3
2.50% to 2.99%	27,720	15,508	5,223	5,514	3,700	57,665	2.0
3.00% to 3.49%	124,841	45,248	7,533	976	4,752	183,350	6.4
3.50% to 3.99%	1,755,989	139,385	71,257	6,922	11,971	1,985,524	69.6
4.00% to 4.49%	500,534	51,135	—	—	—	551,669	19.3
4.50% to 4.99%	18,956	—	—	—	—	18,956	0.7
5.00% and greater	2,838	—	—	—	—	2,838	0.1

Total	$2,468,641	$263,211	$86,017	$14,037	$20,431	$2,852,337	100.0%

The following tables set forth the average balances and weighted average rates of our deposit products at the dates indicated:

	For the Years Ended December 31,
	2025			2024
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Non-interest-bearing demand	$1,468,900	17.82%	—%	$1,420,104	17.98%	—%
Interest-bearing demand	1,966,173	23.86	2.22	1,986,215	25.15	2.79
Money market accounts	1,361,204	16.52	2.80	1,235,495	15.65	2.67
Savings and club deposits	641,020	7.78	0.63	667,836	8.46	0.77
Certificates of deposit	2,803,958	34.02	3.98	2,587,360	32.76	4.21

Total	$8,241,255	100.00%	2.39%	$7,897,010	100.00%	2.56%

	For the Year Ended December 31,
	2023
	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Non-interest-bearing demand	$1,539,354	20.00%	—%
Interest-bearing demand	2,183,333	28.37	1.73
Money market accounts	951,174	12.36	2.55
Savings and club deposits	793,303	10.31	0.28
Certificates of deposit	2,229,042	28.96	2.73

Total	$7,696,206	100.00%	1.63%

Borrowings

We have the ability to utilize advances and overnight lines of credit from the FHLBNY to supplement our liquidity. As a member bank, we are required to own capital stock in the FHLBNY and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. We can also utilize securities sold under agreements to repurchase to provide funding. We maintain access to the Federal Reserve discount window and federal funds lines with correspondent banks for additional contingency funding. To secure our borrowings, we generally pledge securities and/or loans. The types of securities pledged for borrowings include, but are not limited to, GSEs including notes and government agency mortgage-backed securities and CMOs. The types of loans pledged for borrowings include, but are not limited to, one-to-four family real estate loans home equity loans and multifamily and commercial real estate loans.

The following table sets forth the outstanding borrowings and weighted averages at the dates or for the periods indicated:

	Years Ended December 31,
	2025	2024	2023
	(Dollars in thousands)
Maximum amount outstanding at any month-end during the year:
Lines of credit	$—	$26,500	$168,800
FHLB advances	1,318,251	1,676,705	1,659,706
Notes payable	—	—	29,934
Junior subordinated debentures	7,057	7,036	6,962
Average outstanding balance during the year:
Lines of credit	$1,017	$339	$18,036
FHLB advances	1,182,595	1,454,335	1,297,365
Notes payable	—	—	22,780
Junior subordinated debentures	7,046	7,023	7,054
Other borrowings	—	55	—
Weighted average interest rate during the year:
Lines of credit	4.33%	5.31%	9.26%
FHLB advances	4.34	4.84	4.68
Notes payable	—	—	4.03
Junior subordinated debentures	7.98	9.11	8.85
Other borrowings	—	5.45	—
Balance outstanding at end of the year:
Lines of credit	$—	$—	$—
FHLB advances	1,176,415	1,073,564	1,521,733
Junior subordinated debentures	7,057	7,036	6,962
Weighted average interest rate at end of year:
FHLB advances	4.17%	4.42%	4.92%
Junior subordinated debentures	6.92	7.5	8.59

Results of Operations for the Years Ended December 31, 2025 and 2024

Financial Highlights

Net income of $51.8 million was recorded for the year ended December 31, 2025, an increase of $63.4 million, as compared to a net loss of $11.7 million for the year ended December 31, 2024. The increase was primarily attributable to an increase in net interest income of $43.7 million, a decrease in provision for credit losses of $4.6 million, and an increase in non-interest income of $35.2 million, partially offset by an increase in income tax expense of $20.5 million. In 2025, the increase in net interest income was primarily attributable to an increase in total interest income of $19.5 million and a decrease in total interest expense of $24.1 million.

A provision for credit losses of $9.8 million was recorded for the year ended December 31, 2025, a decrease of $4.6 million, as compared to $14.5 million for the year ended December 31, 2024. The decrease in provision for credit losses was primarily attributable to a decrease in net charge-offs, which totaled $5.8 million for the year ended December 31, 2025 as compared to $9.6 million for the year ended December 31, 2024, and a decrease in quantitative loss rates based on the evaluation of current and projected economic conditions, partially offset by an increase in outstanding loan balances.

Non-interest income of $37.1 million was recorded for the year ended December 31, 2025, an increase of $35.2 million, as compared to $1.9 million for the year ended December 31, 2024. The increase was primarily attributable to an increase in the (loss) gain on securities transactions of $36.1 million which included a $34.6 million loss in the 2024 period resulting from the balance sheet repositioning transaction, an increase of $1.5 million in demand deposit account fees mainly related to commercial treasury services, and an increase of $1.4 million in loan fees and service charges related to customer swap income, partially offset by a decrease in the change in fair value of equity securities of $1.7 million, and a decrease of $3.9 million in other non-interest income, mainly related to interest rate swaps. The $1.7 million decrease in the change in fair value of equity securities included the sale of a portion of Freddie Mac and Fannie Mae preferred stock included in equity securities.

Non-interest expense of $180.9 million was recorded for the year ended December 31, 2025, a decrease of $443,000, as compared to $181.3 million for the year ended December 31, 2024. The decrease was primarily attributable to a $3.4 million decrease in professional fees for legal, regulatory and compliance-related costs, a decrease in merger-related expenses of $1.5 million, a decrease in loss on extinguishment of debt of $3.4 million resulting from the 2024 balance sheet repositioning transaction, and a decrease in other non-interest expense of $3.5 million, mainly related to interest rate swaps, partially offset by an increase in compensation and employee benefits expense of $9.7 million and an increase in data processing and software expenses of $1.6 million. The increase in compensation and employee benefits expense was mainly due to an increase in employee incentive compensation and normal annual increases.

Income tax expense of $16.2 million was recorded for the year ended December 31, 2025, an increase of $20.5 million, as compared to a tax benefit of $4.3 million for the year ended December 31, 2024. The increase was mainly due to an increase in pre-tax income. Columbia Financial’s effective tax rate was 23.9% and 26.8% for the years ended December 31, 2025 and 2024, respectively.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

	Years Ended December 31,
			Change 2025/2024
	2025	2024	$	%
	(Dollars in thousands)
Net interest income	$221,634	$177,982	$43,652	24.5%
Provision for credit losses	9,822	14,451	(4,629)	(32.0)
Non-interest income	37,069	1,894	35,175	1,857.2
Non-interest expense	180,892	181,335	(443)	(0.2)
Income tax expense (benefit)	16,223	(4,257)	20,480	481.1

Net income (loss)	$51,766	$(11,653)	$63,419	544.2%

Return on average assets	0.48%	(0.11)%
Return on average equity	4.63%	(1.11)%

Net Interest Income

For the year ended December 31, 2025, net interest income increased $43.7 million, or 24.5%, to $221.6 million from $178.0 million for the year ended December 31, 2024. For the year ended December 31, 2025, total interest income increased

$19.5 million, or 4.3%, to $471.0 million, from $451.4 million for the year ended December 31, 2024. The increase in total interest income was primarily attributable to an increase in the average balance of loans coupled with an increase in average yields on loans and securities. The average yield on the loan portfolio for the year ended December 31, 2025 increased eight basis points compared to the year ended December 31, 2024, while the average yield on the securities portfolio for the year ended December 31, 2025 increased 58 basis points as compared to the year ended December 31, 2024. This was primarily a result of lower yielding securities being sold as part of the balance sheet repositioning transaction implemented in the fourth quarter of 2024, and an increase in higher yielding securities purchased in 2025. The average yield on other interest-earning assets for the year ended December 31, 2025 decreased 109 basis points as compared to the year ended December 31, 2024, due to lower dividends received on Federal Home Loan Bank stock.

The average cost of our interest-bearing liabilities decreased 31 basis points to 3.13% for the year ended December 31, 2025, from 3.44% for the year ended December 31, 2024, primarily as a result of a decrease in the average cost of interest-bearing deposits and borrowings, and a decrease in the average balance of borrowings, partially offset by an increase in the average balance of deposits. For the year ended December 31, 2025, the average cost of interest-bearing deposits decreased 21 basis points. For the year ended December 31, 2025, total interest expense decreased $24.1 million, or 8.8%, to $249.3 million from $273.4 million for the year ended December 31, 2024. During 2025, the average cost of borrowings decreased 50 basis points, and there was a decrease in the average balance of borrowings.

Provision for Credit Losses

A provision for credit losses of $9.8 million was recorded for the year ended December 31, 2025 as compared to $14.5 million for the year ended December 31, 2024. The decrease in provision for credit losses during the 2025 period was primarily attributable to a decrease in net charge-offs and a decrease in quantitative loss rates based upon the evaluation of current and projected economic conditions, partially offset by an increase in outstanding loan balances. Net charge-offs totaled $5.8 million for the year ended December 31, 2025, as compared to $9.6 million for the year ended December 31, 2024. Charge-offs are recorded on loans where management determines that the collection of loan principal and interest is unlikely. The provision for credit losses was determined by management to be an amount necessary to maintain a balance of allowance for credit losses at a level that uses relevant and reliable information from internal and external sources, related past events, current conditions, and a reasonable and supportable forecast. Changes in the provision were based on management’s analysis of various factors within the qualitative and quantitative components of the allowance for credit losses calculation. At December 31, 2025, the allowance for credit losses totaled $67.2 million, or 0.82% of total gross loans outstanding, compared to $60.0 million, or 0.76% of total gross loans outstanding, as of December 31, 2024. An analysis of the changes in the allowance for credit losses is presented under “Risk Management-Analysis and Determination of the Allowance for Credit Losses” below.

Non-Interest Income

The following table sets forth a summary of non-interest income for the periods indicated:

	Years Ended December 31,
	2025	2024
	(In thousands)
Demand deposit account fees	$8,054	$6,507
Bank-owned life insurance	8,186	7,319
Title insurance fees	3,034	2,505
Loan fees and service charges	5,866	4,483
Gain (loss) on securities transactions	290	(35,851)
Change in fair value of equity securities	873	2,594
Gain on sale of loans	928	906
Gain on sale of real estate owned	281	—
Other non-interest income	9,557	13,431

Total	$37,069	$1,894

For the year ended December 31, 2025, non-interest income increased $35.2 million to $37.1 million from $1.9 million for the year ended December 31, 2024. The increase was primarily attributable to an increase in the (loss) gain on securities transactions of $36.1 million which included a $34.6 million loss in the 2024 period resulting from the balance sheet repositioning transaction, an increase of $1.5 million in demand deposit account fees mainly related to commercial account treasury services, and an increase of $1.4 million in loan fees and service charges related to customer swap income, partially offset by a decrease in the change in fair value of equity securities of $1.7 million, and a decrease of $3.9 million in other non-interest income, mainly related to interest rate swaps. The $1.7 million decrease in the change in fair value of equity securities included the sale of a portion of Federal Home Loan Mortgage Corporation and Federal National Mortgage Association preferred stock included in equity securities.

Non-Interest Expense

The following table sets forth an analysis of non-interest expense for the periods indicated:

	Years Ended December 31,
	2025	2024
	(In thousands)
Compensation and employee benefits	$119,152	$109,489
Occupancy	24,475	23,482
Federal deposit insurance premiums	6,800	7,581
Advertising	2,416	2,510
Professional fees	10,755	14,164
Data processing and software expenses	17,128	15,578
Merger-related expenses	214	1,665
Loss on extinguishment of debt	—	3,447
Other non-interest expense	(48)	3,419

Total	$180,892	$181,335

For the year ended December 31, 2025, non-interest expense decreased $443,000, or 0.2%, to $180.9 million from $181.3 million for the year ended December 31, 2024. The decrease was primarily attributable to a $3.4 million decrease in professional fees for legal, regulatory and compliance-related costs, a decrease in merger-related expenses of $1.5 million, a decrease in loss on extinguishment of debt of $3.4 million resulting from the 2024 balance sheet repositioning transaction, and a decrease in other non-interest expense of $3.5 million, mainly related to interest rate swaps, partially offset by an increase in compensation and employee benefits expense of $9.7 million and an increase in data processing and software expenses of $1.6 million. The increase in compensation and employee benefits expense was mainly due to an increase in employee incentive compensation and normal annual increases.

Income Tax Expense

Income tax expense of $16.2 million was recorded for the year ended December 31, 2025, reflecting an effective tax rate of 23.9%, compared to an income tax benefit of $4.3 million for 2024, reflecting an effective tax rate of 26.8%.

As of December 31, 2025, we had a net deferred tax liability totaling $15.3 million. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. As of December 31, 2025, it was concluded that no valuation allowance was required on the deferred tax assets related to Columbia Bank’s state net operating losses.

Results of Operations for the Years Ended December 31, 2024 and 2023

Financial Highlights

A net loss of $11.7 million was recorded for the year ended December 31, 2024, a decrease of $47.7 million, compared to net income of $36.1 million for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in net interest income of $27.9 million, or 13.5%, an increase in provision for credit losses of $9.7 million, or 201.9%, and a decrease in non-interest income of $25.5 million, or 93.1%, partially offset by a decrease in non-interest expense of $1.1 million, or 0.6%, and a decrease in income tax expense of $14.2 million, or 142.7%. In 2024, the decrease in net interest income was primarily attributable to an $84.3 million increase in interest expense on deposits and borrowings, partially offset by a $56.4 million increase in interest income. The increase in interest income was primarily due to an increase in the average balance of total interest-earning assets coupled with an increase in average yields due to market interest rate increases in 2023. The increase in interest expense on deposits and borrowings was driven by these same rate increases coupled with intense competition for deposits in the market and the repricing of existing deposits into higher cost products along with higher balances. The increase in interest expense on borrowings was also impacted by the increase in interest rates for new borrowings along with an increase in the average balance of borrowings.

The provision for credit losses of $14.5 million recorded for the year ended December 31, 2024 as compared to $4.8 million recorded for the year ended December 31, 2023, was primarily due to net charge-offs totaling $9.6 million and an increase in loan performance qualitative factors.

The decrease in non-interest income of $25.5 million was primarily attributable to an increase in loss on securities transactions of $25.0 million, and a decrease in bank-owned life insurance income of $2.8 million, attributable to death benefits in 2023, partially offset by a $1.9 million increase in the fair value of Freddie Mac and Fannie Mae preferred stock included in equity securities.

The decrease of $1.1 million in non-interest expense was primarily attributable to a decrease in compensation and employee benefits expense of $11.4 million, partially offset by an increase in professional fees of $4.3 million, an increase in merger-related expenses of $1.1 million and an increase in loss on extinguishment of debt of $3.1 million, resulting primarily from the balance sheet repositioning transaction, and an increase in other non-interest expense of $2.0 million. The decrease in compensation and employee benefits expense was the result of lower incentive compensation and a workforce reduction related to cost cutting strategies implemented during 2023 and 2024. The increase in professional fees was primarily related to an increase in legal, regulatory and compliance related costs while the increase in other non-interest expense related to swap transactions.

Income tax benefit of $4.3 million was recorded for the year ended December 31, 2024, a decrease of $14.2 million, as compared to an expense of $10.0 million for the year ended December 31, 2023, mainly due to a decrease in pre-tax income. Columbia Financial’s effective tax rate was 26.8% and 21.6% for the years ended December 31, 2024 and 2023, respectively.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

	Years Ended December 31,
			Change 2024/2023
	2024	2023	$	%
	(Dollars in thousands)
Net interest income	$177,982	$205,876	$(27,894)	(13.5)%
Provision for credit losses	14,451	4,787	9,664	201.9
Non-interest income	1,894	27,379	(25,485)	(93.1)
Non-interest expense	181,335	182,417	(1,082)	(0.6)
Income tax (benefit) expense	(4,257)	9,965	(14,222)	(142.7)

Net (loss) income	$(11,653)	$36,086	$(47,739)	(132.3)%

Return on average assets	(0.11)%	0.35%
Return on average equity	(1.11)%	3.29%

Net Interest Income

For the year ended December 31, 2024, net interest income decreased $27.9 million, or 13.5%, to $178.0 million from $205.9 million for the year ended December 31, 2023. For the year ended December 31, 2024, total interest income increased $56.4 million, or 14.3%, to $451.4 million, from $395.0 million for the year ended December 31, 2023. The increase in total interest income was primarily attributable to an increase in the average balances of total interest earning assets coupled with an increase in average yields. The yield on the loan portfolio for the year ended December 31, 2024 increased 46 basis points compared to the year ended December 31, 2023, while the yield on the securities portfolio for the year ended December 31, 2024 increased 40 basis points compared to the year ended December 31, 2023. The average yield on other interest-earning assets for the year ended December 31, 2024 increased 73 basis points compared to the year ended December 31, 2023. Increases in average yields on these portfolios for the year ended December 31, 2024 were influenced by market rates increasing 100 basis points throughout the 2023 period and remaining at elevated levels until reductions occurred during the last four months of 2024.

The average cost of our interest-bearing liabilities increased 92 basis points to 3.44% for the year ended December 31, 2024, from 2.52% for the year ended December 31, 2023, primarily as a result of an increase in the average cost of interest-bearing deposits and borrowings and an increase in the average balances of interest-bearing deposits and borrowings. For the year ended December 31, 2024, the average cost of interest-bearing deposits increased 109 basis points. For the year ended December 31, 2024, total interest expense increased $84.3 million, or 44.6%, to $273.4 million from $189.1 million for the year ended December 31, 2023. During 2024, the average cost of borrowings increased 11 basis points, and there was an increase in the average balance of borrowings. The higher interest rate environment coupled with the higher cost of repricing deposits caused the overall increase in interest expense.

A provision for credit losses of $14.5 million was recorded for the year ended December 31, 2024 as compared to $4.8 million for the year ended December 31, 2023. The increase in provision for credit losses during the 2024 year was primarily attributable to net charge-offs recorded and an increase in loan performance qualitative factors. Net charge-offs totaled $9.6 million for the year ended December 31, 2024, as compared to $2.5 million for the year ended December 31, 2023. Charge-offs are recorded on loans where management determines that the collection of loan principal and interest is unlikely. The provision for credit losses was determined by management to be an amount necessary to maintain a balance of allowance for credit losses at a level that uses relevant and reliable information from internal and external sources, related past events, current conditions, and a reasonable and supportable forecast. Changes in the provision were based on management’s analysis of various factors within the qualitative and quantitative components of the allowance for credit losses calculation. At December 31, 2024, the allowance for credit losses totaled $60.0 million, or 0.76% of total gross loans outstanding, compared to $55.1 million, or 0.70% of total gross loans outstanding, as of December 31, 2023. An analysis of the changes in the allowance for credit losses is presented under “Risk Management-Analysis and Determination of the Allowance for Credit Losses” below.

Non-Interest Income

The following table sets forth a summary of non-interest income for the periods indicated:

	Years Ended December 31,
	2024	2023
	(In thousands)
Demand deposit account fees	$6,507	$5,145
Bank-owned life insurance	7,319	10,126
Title insurance fees	2,505	2,400
Loan fees and service charges	4,483	4,510
Loss on securities transactions	(35,851)	(10,847)
Change in fair value of equity securities	2,594	695
Gain on sale of loans	906	1,214
Other non-interest income	13,431	14,136

Total	$1,894	$27,379

For the year ended December 31, 2024, non-interest income decreased $25.5 million, or 93.1%, to $1.9 million from $27.4 million for the year ended December 31, 2023. The decrease was primarily attributable to an increase in the loss on securities transactions of $25.0 million, and a decrease in bank-owned life insurance income of $2.8 million, attributable to death benefits in 2023, partially offset by a $1.9 million increase in the fair value of Federal Home Loan Mortgage Corporation and Federal National Mortgage Association preferred stock included in equity securities.

Non-Interest Expense

The following table sets forth an analysis of non-interest expense for the periods indicated:

	Years Ended December 31,
	2024	2023
	(In thousands)
Compensation and employee benefits	$109,489	$120,846
Occupancy	23,482	22,927
Federal deposit insurance premiums	7,581	8,639
Advertising	2,510	2,805
Professional fees	14,164	9,824
Data processing and software expenses	15,578	15,039
Merger-related expenses	1,665	606
Loss on extinguishment of debt	3,447	300
Other non-interest expense	3,419	1,431

Total	$181,335	$182,417

For the year ended December 31, 2024, non-interest expense decreased $1.1 million, or 0.6%, to $181.3 million from $182.4 million for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in compensation and employee benefits expense of $11.4 million, partially offset by an increase in professional fees of $4.3 million, an increase in merger-related expenses of $1.1 million and an increase in loss on extinguishment of debt of $3.1 million, resulting primarily from the balance sheet repositioning transaction, and an increase in other non-interest expense of $2.0 million. The decrease in compensation and employee benefits expense was the result of lower incentive compensation and a workforce reduction related to cost cutting strategies implemented during 2023 and 2024. The increase in professional fees was primarily related to an increase in legal, regulatory and compliance related costs, while the increase in other non-interest expense related to swap transactions. During the quarter ended December 31, 2024, Columbia Financial prepaid $170.0 million of FHLB borrowings as part of the previously discussed balance sheet repositioning transaction which resulted in a $3.3 million loss on the extinguishment of debt.

Income Tax Expense

Income tax benefit of $4.3 million was recorded for the year ended December 31, 2024, reflecting an effective tax rate of 26.8%, compared to income tax expense of $10.0 million for 2023, reflecting an effective tax rate of 21.6%.

As of December 31, 2024, we had a net deferred tax asset totaling $12.4 million. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. As of December 31, 2024, it was concluded that no valuation allowance was required on the deferred tax assets related to Columbia Bank’s state net operating losses.

Average Balances and Yields

The following tables present information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets, and interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the periods presented. Loan (fees) costs, including prepayment fees, are included in interest income on loans and are not material. Non-accrual loans and PCD loans are included in the average balances and are not material. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are not material.

	Years Ended December 31,
	2025			2024
	Average Balance	Interest	Yield / Cost	Average Balance	Interest	Yield / Cost
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$8,094,854	$403,173	4.98%	$7,801,939	$382,266	4.90%
Securities(2)	1,490,679	51,304	3.44%	1,622,519	46,377	2.86%
Other interest-earning assets	317,974	16,474	5.18%	363,370	22,783	6.27%

Total interest-earning assets	9,903,507	$470,951	4.76%	9,787,828	$451,426	4.61%
Non-interest-earning assets	864,630			865,684

Total assets	$10,768,137			$10,653,512

Interest-bearing liabilities:
Interest-bearing demand	$1,966,173	$43,733	2.22%	$1,986,215	$55,360	2.79%
Money market accounts	1,361,204	38,070	2.80%	1,235,495	32,977	2.67%
Savings and club deposits	641,020	4,015	0.63%	667,836	5,130	0.77%
Certificates of deposit	2,803,958	111,556	3.98%	2,587,360	108,916	4.21%

Total interest-bearing deposits	6,772,355	197,374	2.91%	6,476,906	202,383	3.12%
FHLB advances	1,183,612	51,381	4.34%	1,454,674	70,418	4.84%
Junior subordinated debentures	7,046	562	7.98%	7,023	640	9.11%
Other borrowings	—	—	—%	55	3	5.45%

Total borrowings	1,190,658	51,943	4.36%	1,461,752	71,061	4.86%

Total interest-bearing liabilities	7,963,013	$249,317	3.13%	7,938,658	$273,444	3.44%

	Years Ended December 31,
	2025			2024
	Average Balance	Interest	Yield / Cost	Average Balance	Interest	Yield / Cost
	(Dollars in thousands)
Non-interest-bearing liabilities:
Non-interest-bearing deposits	1,468,900			1,420,104
Other non-interest-bearing liabilities	218,497			242,290

Total liabilities	9,650,409			9,601,052
Total stockholders’ equity	1,117,728			1,052,460

Total liabilities and stockholders’ equity	$10,768,137			$10,653,512

Net interest income		$221,634			$177,982
Interest rate spread(3)			1.63%			1.17%
Net interest-earning assets(4)	$1,940,494			$1,849,170
Net interest margin(5)			2.24%			1.82%
Ratio of interest-earning assets to interest-bearing liabilities	124.37%			123.29%

(1)	Includes loans held-for-sale, non-accrual and PCD loan balances.
(2)	Includes debt securities available for sale, debt securities held to maturity and equity securities.
(3)	Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

	Year Ended December 31,
	2023
	Average Balance	Interest	Yield / Cost
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$7,748,096	$343,770	4.44%
Securities(2)	1,540,726	37,828	2.46%
Other interest-earning assets	241,520	13,380	5.54%

Total interest-earning assets	9,530,342	$394,978	4.14%
Non-interest-earning assets	840,215

Total assets	$10,370,557

Interest-bearing liabilities:
Interest-bearing demand	$2,183,333	$37,774	1.73%
Money market accounts	951,174	24,296	2.55%
Savings and club deposits	793,303	2,231	0.28%
Certificates of deposit	2,229,042	60,861	2.73%

Total interest-bearing deposits	6,156,852	125,162	2.03%
FHLB advances	1,315,401	62,398	4.74%
Notes payable	22,780	918	4.03%
Junior subordinated debentures	7,054	624	8.85%

Total borrowings	1,345,235	63,940	4.75%

Total interest-bearing liabilities	7,502,087	$189,102	2.52%
Non-interest-bearing liabilities:
Non-interest-bearing deposits	1,539,354
Other non-interest-bearing liabilities	231,018

Total liabilities	9,272,459
Total stockholders’ equity	1,098,098

Total liabilities and stockholders’ equity	$10,370,557

Net interest income		$205,876
Interest rate spread(3)			1.62%
Net interest-earning assets(4)	$2,028,255
Net interest margin(5)			2.16%
Ratio of interest-earning assets to interest-bearing liabilities	127.04%

(1)	Includes loans held-for-sale, non-accrual and PCD loan balances.
(2)	Includes debt securities available for sale, debt securities held to maturity and equity securities.
(3)	Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns.

	Year Ended December 31, 2025 Compared to Year Ended December 31, 2024			Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest income:
Loans	$14,352	$6,555	$20,907	$2,389	$36,107	$38,496
Securities	(3,768)	8,695	4,927	2,008	6,541	8,549
Other interest-earning assets	(2,846)	(3,463)	(6,309)	6,750	2,653	9,403

Total interest-earning assets	$7,738	$11,787	$19,525	$11,147	$45,301	$56,448

Interest expense:
Interest-bearing demand	$(559)	$(11,068)	$(11,627)	$(3,410)	$20,996	$17,586
Money market accounts	3,355	1,738	5,093	7,262	1,419	8,681
Savings and club deposits	(206)	(909)	(1,115)	(353)	3,252	2,899
Certificates of deposit	9,118	(6,478)	2,640	9,783	38,272	48,055

Total interest-bearing deposits	11,708	(16,717)	(5,009)	13,282	63,939	77,221
FHLB advances	(13,122)	(5,915)	(19,037)	6,607	1,413	8,020
Notes payable	—	—	—	(918)	—	(918)
Junior subordinated debentures	2	(80)	(78)	(3)	19	16
Other borrowings	(3)	—	(3)	—	3	3

Total interest-bearing liabilities	$(1,415)	$(22,712)	$(24,127)	$18,968	$65,374	$84,342

Net change in net interest income	$9,153	$34,499	$43,652	$(7,821)	$(20,073)	$(27,894)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk, liquidity risk, and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available for sale securities that are accounted for at fair value. Other risks that we face are operational risk and reputation risk. Operational risk includes risks related to fraud, regulatory compliance, processing errors, cyber attacks, and disaster recovery. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

We maintain a Risk Management Division comprised of our Risk Management, Compliance, Credit Risk Review, Collateral Risk, and Security Departments. Our Risk Management Division is led by our Senior Executive Vice President and Chief Risk Officer, who reports quarterly to Columbia Bank’s Risk Committee, which is comprised of the full board of directors. The current structure of our Risk Management Division is designed to monitor and address, among other things, financial, credit, collateral, consumer compliance, operational, Bank Secrecy Act, fraud, cyber security, vendor and insurable risks. The Risk Management Division utilizes a number of enterprise risk assessment tools, including stress testing, credit concentration reviews, peer analyses, industry considerations and individual risk assessments, to identify and report potential risks that we face in connection with our business operations.

Credit Risk Management. The objective of our credit risk management strategy is to quantify and manage credit risk and to limit the risk of loss resulting from an individual customer default. Our credit risk management strategy focuses on conservatism, diversification within the loan portfolio and monitoring. Our lending practices include conservative exposure limits and underwriting, documentation and collection standards. Our credit risk management strategy also emphasizes diversification on an industry and customer level as well as regular credit examinations and monthly management reviews of large credit exposures and loans experiencing deterioration in credit quality. Our credit risk review function provides objective assessments of the quality of underwriting and documentation, the accuracy of risk ratings and the charge-off, non-accrual and impact on the reserve analysis process. Our credit review process and overall assessment of credit defaults and charge-offs on our allowance for credit losses is analyzed quarterly or as necessary. We use these assessments to identify potential problem loans within the portfolio, maintain an adequate reserve and take any necessary charge-offs when deemed appropriate.

When a borrower fails to make a required payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. Generally, our collection department follows the guidelines for servicing loans as prescribed by applicable law or the appropriate investor. Collection activities include, but are not limited to, phone calls to borrowers and collection letters, which include a late charge notice based on the contractual requirements of the specific loan. Additional calls and notices are mailed in compliance with state and federal regulations including, but not limited to, the Fair Debt Collection Practices Act. After the 90th day of delinquency for a residential mortgage or consumer loan, or on a different date as allowable by law or contract, the collection department will forward the account to counsel and begin the collection litigation which typically includes foreclosure proceedings, or we may periodically sell a delinquent loan to a third- party. If a foreclosure action is instituted and the loan is not in at least the early stages of a workout by the scheduled sale date, the real property securing the loan generally is sold at a sheriff sale. If we determine that there is a possibility of a settlement, pay-off or reinstatement, the sheriff sale may be postponed.

We charge off loans where management determines that the collection of loan principal and interest is unlikely. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of an enhanced risk rating system. Historical portfolio performance metrics, current economic conditions and delinquency monitoring are factors used to assess the credit risk in our homogeneous commercial, residential and consumer loan portfolios.

Analysis of Non-Performing, Modification of Loans and Classified Assets. We consider repossessed assets and loans to be non-performing assets if the loans are 90 days or more in arrears of their contractual due date, or if the following criteria are met: i) the current debt-service coverage ratio is equal to or is in excess of 1.0x; ii) the guarantor does not demonstrate the capacity to support the annual debt service requirement; and iii) the loan-to-value percentage is greater than 90%. Non-accruing residential and consumer loans are returned to accrual status after there has been a sustained period of repayment performance and both principal and interest are deemed collectible.

Real estate that we acquire through foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When an asset is acquired, the excess of the loan balance over fair value less estimated costs to sell is charged to the allowance for credit losses. Operating results from real estate owned, including rental income, operating expenses, and gains and losses realized from the sales of real estate owned are recorded as incurred.

Loan modifications made to borrowers experiencing financial difficulty may include principal or interest forgiveness, forbearance, interest rate reductions, term extensions, or a combination of these events intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

Modified loans that were accruing interest prior to their modification where income was reasonably assured subsequent to the modification, maintain their accrual status. Modified loans for which collectability was not reasonably assured, are placed on non-accrual status, interest accruals cease, and uncollected accrued interest is reversed and charged against current income. Non-accruing modified loans may be returned to accrual status when there is a sustained period of repayment performance (generally six consecutive months of payments), and both principal and interest are deemed collectible.

The following table sets forth information with respect to our non-performing assets at the dates indicated, excluding PCD loans. We did not have any accruing loans past due 90 days or more at any of the dates indicated.

	At December 31,
	2025	2024	2023
	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
One-to-four family	$9,787	$8,750	$3,139
Commercial real estate	5,766	2,920	2,740
Construction	5,923	—	—

Total real estate loans	21,476	11,670	5,879
Commercial business loans	15,281	9,785	6,518
Home equity loans and advances	1,243	246	221

Total non-accrual loans (1)	38,000	21,701	12,618

Total non-performing loans	38,000	21,701	12,618
Real estate owned	—	1,334	—

Total non-performing assets	$38,000	$23,035	$12,618

Total non-performing loans to total loans	0.46%	0.28%	0.16%
Total non-performing assets total assets	0.34%	0.22%	0.12%

(1)	Includes $1.3 million, $3.1 million and $237,000 of loan modifications on non-accrual status as of December 31, 2025, 2024 and 2023, respectively.

Non-performing assets increased $15.0 million to $38.0 million, or 0.34% of total assets, at December 31, 2025 from $23.0 million, or 0.22% of total assets, at December 31, 2024. The $15.0 million increase in non-performing loans was primarily attributable to an increase in non-performing one-to-four family real estate loans of $1.0 million, an increase in non-performing commercial real estate loans of $2.8 million, an increase in non-performing commercial business loans of $5.4 million, and a $5.9 million construction loan designated as non-performing during the 2025 period. The $5.9 million non-performing construction loan was made to finance the construction of a mixed-use five-story building with both commercial space and apartments. The increase in non-performing one-to-four family real estate loans was due to an increase in the number of loans from 32 non-performing loans at December 31, 2024 to 36 non-performing loans at December 31, 2025. The increase in non-performing commercial real estate loans was due to an increase in the number of loans from four loans at December 31, 2024 to nine non-performing loans at December 31, 2025. The increase in non-performing commercial business loans was primarily due to four non-performing loans totaling $8.1 million designated as non-accrual during the 2025 period, partially offset by one loan for $4.3 million which was paid off in 2025. The total number of non-performing commercial business loans increased from 11 non-performing loans at December 31, 2024 to 35 non-performing loans at December 31, 2025. Non-performing assets as a percentage of total assets totaled 0.34% at December 31, 2025, as compared to 0.22% at December 31, 2024.

Non-performing assets increased $10.4 million to $23.0 million, or 0.22% of total assets, at December 31, 2024 from $12.6 million, or 0.12% of total assets, at December 31, 2023. The $10.4 million increase in non-performing assets was primarily attributable to an increase in non-performing commercial business loans of $3.3 million and an increase in non-performing one-to-four family real estate loans of $5.6 million. The increase in non-performing commercial business loans primarily consists of two loans totaling $6.4 million at December 31, 2024, partially offset by the charge-off of a $3.7 million loan to a technology company during 2024. The increase in non-performing one-to-four family real estate loans was due to an increase in the number of loans from 17 non-performing loans at December 31, 2023 to 32 loans at December 31, 2024. Charge-offs are taken on loans where management determines that the collection of loan principal and interest is unlikely. We consider the population of loans in our impairment analysis to include all loan segments and not accruing interest, loans previously modified in a troubled debt restructuring if applicable, and other loans if there is specific information of a collateral shortfall. We continue to rigorously review our loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances.

Federal regulations require us to review and classify our assets on a regular basis. In addition, our banking regulators have the authority to identify problem assets and, if appropriate, require them to be classified. Our credit review process includes a risk classification of all commercial and residential loans that includes four levels of pass, special mention, substandard, doubtful and loss. A loan is classified as pass when payments are current and it is performing under the original contractual terms. A loan is classified as special mention when the borrower exhibits potential credit weakness or a downward trend which, if not checked or corrected, will weaken the asset or inadequately protect our position. While potentially weak, the borrower is currently marginally acceptable; no loss of principal or interest is envisioned. A loan is classified as substandard when the borrower has a well-defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, normal repayment from this borrower is in jeopardy, and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. A loan is classified as doubtful when a borrower has all weaknesses inherent in a substandard loan with the added provision that: (1) the weaknesses make collection of debt in full on the basis of currently existing facts, conditions and values highly questionable and improbable; (2) serious problems exist to the point where a partial loss of principal is likely; and (3) the possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens and additional refinancing plans. A loan is classified as loss when all or a portion of the loan is considered uncollectible and of such little value that its continuance on our books without establishment of a specific valuation allowance or charge off is not warranted. This classification does not necessarily mean that the loan has no recovery or salvage value. Rather, it indicates that there is significant doubt about how much or when recovery will occur.

A loan is considered delinquent when payment has not been received within 30 days of its contractual due date, or when Columbia Financial does not expect to receive all principal and interest payments owed substantially in accordance with the terms of the loan agreement, regardless of the past due status. Generally, a loan is designated as a non-accrual loan when the payment is 90 days or more in arrears of its contractual due date, or if the following criteria are met: i) the current debt-service coverage ratio is equal to or is in excess of 1.0x; ii) the guarantor does not demonstrate the capacity to support the annual debt service requirement; and iii) the loan-to-value percentage is greater than 90%. Non-accruing loans are returned to accrual status after there has been a sustained period of repayment performance and both principal and interest are deemed collectible. The following tables summarize the aging of loans receivable by portfolio segment at the dates indicated:

	At December 31,
	2025			2024			2023
	30-59 Days	60-89 Days	90 Days or More	30-59 Days	60-89 Days	90 Days or More	30-59 Days	60-89 Days	90 Days or More
	(In thousands)
Real estate loans:
One-to-four family	$13,886	$5,652	$4,545	$11,685	$6,250	$3,729	$11,079	$4,254	$1,558
Multifamily	2,083	10,595	300	13,626	—	—	—	—	—
Commercial real estate	8,072	320	4,827	4,394	632	—	1,711	2,472	2,740
Construction	—	—	5,923	6,205	—	—	—	—	—
Commercial business loans	11,990	1,408	11,005	3,713	2,643	2,365	1,727	4,917	6,518
Consumer loans:
Home equity loans and advances	566	175	1,018	1,026	372	126	779	14	170
Other consumer loans	1	3	—	—	3	—	1	—	—

Total	$36,598	$18,153	$27,618	$40,649	$9,900	$6,220	$15,297	$11,657	$10,986

The following tables present criticized and classified assets by credit quality risk indicator at the dates indicated:

	At December 31,
	2025	2024	2023
	(In thousands)
Classified loans:
Substandard	$124,233	$166,148	$47,604
Doubtful	—	—	—

Total classified loans	124,233	166,148	47,604
Special mention	57,011	40,386	36,778

Total criticized loans	$181,244	$206,534	$84,382

All impaired loans classified as substandard and doubtful are written down to the fair value of their underlying collateral, less estimated costs to sell or liquidate, if the loan is collateral dependent.

Analysis and Determination of the Allowance for Credit Losses

The allowance for credit losses on loans is a valuation account that reflects management’s evaluation of estimated losses in the current loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for credit losses is charged to earnings. The ACL is maintained at a level management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. The ACL consists of two elements: (1) identification of loans that must be individually analyzed for impairment and (2) establishment of an ACL for loans collectively analyzed.

Individually Analyzed Loans. Management regularly monitors the condition of borrowers and assesses both internal and external factors in determining whether any relationships have deteriorated, considering factors such as historical loss experience, trends in delinquency and non-performing loans, changes in risk composition and underwriting standards, and regional and national economic conditions and trends.

Our loan officers and loan servicing staff identify and manage potential problem loans within our commercial loan portfolio. Non-performing assets within the commercial loan portfolio are transferred to the Special Assets Department for workout or litigation. The Special Assets Department reports directly to the Chief Financial Officer. Changes in management, financial or operating performance, company behavior, industry factors and external events and circumstances are evaluated on an ongoing basis to determine whether potential impairment is evident and additional analysis is needed. For our commercial loan portfolio, risk ratings are assigned to each individual loan to differentiate risk within the portfolio and are reviewed on an ongoing basis by credit management and the Credit Risk Review Department and revised, if needed, to reflect the borrower’s current risk profiles and the related collateral positions.

The risk ratings consider factors such as financial condition, debt capacity and coverage ratios, market presence and quality of management. When a credit’s risk rating is downgraded to a certain level, the relationship must be reviewed and detailed reports completed that document risk management strategies for the credit going forward, and the appropriate accounting actions to take in accordance with generally accepted accounting principles in the United States. When credits are downgraded beyond a certain level, our Special Assets and Loan Servicing Departments become responsible for managing the credit risk.

The Asset Classification Committee reviews risk rating actions (specifically downgrades or upgrades between pass and the criticized and classified categories) recommended by Lending, Loan Servicing, Commercial Credit, Credit Risk Review and/or Special Assets Departments on a quarterly basis. Our Commercial Credit, Credit Risk Review, Lending, and Loan Servicing Departments monitor our commercial, residential and consumer loan portfolios for credit risk and deterioration considering factors such as delinquency, loan to value ratios and credit scores.

When problem loans are identified that are secured with collateral, management examines the loan files to evaluate the nature and type of collateral supporting the loans. Management documents the collateral type, date of the most recent valuation, and whether any liens exist, to determine the value to compare against the committed loan amount. If a loan is identified as impaired and is collateral dependent, an updated appraisal is obtained to provide a baseline in determining the property’s fair value. A collateral dependent impaired loan is written down to its appraised value and a specific allowance is established to cover potential selling costs. If the collateral value is subject to significant volatility (due to location of asset, obsolescence, etc.) an appraisal is obtained more frequently. In-house revaluations are typically performed on a quarterly basis and updated appraisals are obtained annually, if determined necessary.

When we determine that the value of an impaired loan is less than its carrying amount, we recognize impairment through a charge-off to the allowance for credit losses. We perform these assessments on an ongoing basis. Charge-offs against the ACL are taken on loans where management determines that the full collection of loan principal and interest is unlikely.

Collectively Analyzed Loans. Additionally, we reserve for certain inherent, but undetected, losses that are probable within the loan portfolio. This is due to several factors, such as, but not limited to, inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions and the interpretation of economic trends. While this analysis is conducted at least quarterly, we have the ability to revise the allowance factors whenever necessary to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.

A comprehensive analysis of the allowance for credit losses on loans is performed on a quarterly basis. The entire allowance for credit losses on loans is available to absorb losses in the loan portfolio irrespective of the amount of each separate element of the ACL. Our principal focus, therefore, is on the adequacy of the total allowance for credit losses.

Although we believe we have established and maintained the ACL on loans at appropriate levels, changes in reserves may be necessary if actual economic and other conditions differ substantially from the forecast used in estimating the ACL. See note 2 to our consolidated financial statements for a detailed discussion of our accounting policies and methodologies for establishing the ACL.

The allowance for credit losses is subject to review by our banking regulators. On a periodic basis our primary bank regulator conducts an examination of the allowance for credit losses and makes an assessment regarding its adequacy and the methodology employed in its determination.

	At December 31,
	2025			2024			2023
	Amount	% of Allowance to Total Allowance	% of Allowance to Loans in Category	Amount	% of Allowance to Total Allowance	% of Allowance to Loans in Category	Amount	% of Allowance to Total Allowance	% of Allowance to Loans in Category
	(Dollars in thousands)
Real estate loans:
One-to-four family	$13,283	19.8%	0.5%	$13,173	22.0%	0.5%	$13,017	23.6%	0.5%
Multifamily	10,647	15.8	0.6	9,542	15.9	0.7	8,742	15.9	0.6
Commercial real estate	18,592	27.7	0.7	15,969	26.6	0.7	15,757	28.6	0.7
Construction	6,617	9.8	1.4	6,703	11.2	1.4	7,758	14.1	1.8
Commercial business	16,767	25.0	2.2	13,112	21.9	2.1	7,923	14.4	1.5
Consumer loans:
Home equity loans and advances	1,289	1.9	0.5	1,452	2.4	0.6	1,892	3.4	0.7
Other consumer loans	6	—	0.2	7	—	0.2	7	—	0.2

Total allowance for credit losses	$67,201	100.0%	0.8%	$59,958	100.0%	0.8%	$55,096	100.0%	0.7%

Total Loans. During the year ended December 31, 2025, the balance of the allowance for credit losses increased by $7.2 million to $67.2 million, or 0.82% of total gross loans at December 31, 2025, from $60.0 million, or 0.76%, of total gross loans at December 31, 2024. The increase in the total loan coverage ratio for the year ended December 31, 2025 was primarily attributable to an increase in outstanding loan balances.

One-to-Four Family Loan Portfolio. The portion of the allowance for credit losses related to the one-to-four family real estate loan portfolio totaled $13.3 million, or 0.5%, of one-to-four family loans at December 31, 2025, as compared to $13.2 million, or 0.5%, of one-to-four family real estate loans at December 31, 2024. Our one-to-four family non-accrual loans increased $1.0 million, or 11.9%, to $9.8 million at December 31, 2025 from $8.8 million at December 31, 2024. Net recoveries were $73,000 for the year ended December 31, 2025 compared to net charge-offs of $9,000 for the year ended December 31, 2024. We believe the one-to-four family real estate loan reserve ratio was appropriate given the continued low balance of charge-offs.

Multifamily Loan Portfolio. The portion of the allowance for credit losses related to the multifamily real estate loan portfolio totaled $10.6 million, or 0.6%, of multifamily loans at December 31, 2025, as compared to $9.5 million, or 0.7%, of multifamily loans at December 31, 2024. There were no multifamily non-accrual loans at December 31, 2025 and 2024. There were no charge-offs or recoveries for the years ended December 31, 2025 and 2024. We believe the multifamily loan reserve ratio was appropriate as there were no non-accrual loans or charge-offs.

Commercial Real Estate Loan Portfolio. The portion of the allowance for credit losses related to the commercial real estate loan portfolio totaled $18.6 million, or 0.7%, of commercial real estate loans at December 31, 2025, as compared to $16.0 million, or 0.7%, of commercial real estate loans at December 31, 2024. Commercial real estate non-accrual loans increased to $5.8 million at December 31, 2025, from $2.9 million at December 31, 2024. Net charge-offs were $118,000 for the year ended December 31, 2025 and $84,000 for the year ended December 31, 2024. We believe the commercial real estate loan reserve ratio was appropriate given the continued low balance of non-accrual loans comparative to the segment total for loans along with low levels of charge-offs.

Construction Loan Portfolio. The portion of the allowance for credit losses related to the construction loan portfolio totaled $6.6 million, or 1.4%, of construction loans at December 31, 2025, as compared to $6.7 million, or 1.4%, of construction loans at December 31, 2024. We had one non-accrual construction loan with a balance of $5.9 million at December 31, 2025. There were no non-accrual construction loans at December 31, 2024. Net charge-offs were $50,000 for the year ended December 31, 2025 and there were no charge-offs for the year ended December 31, 2024. We believe the construction loan reserve ratio was appropriate as there were no non-accrual loans and considering the inherent credit risk associated with this portfolio.

Commercial Business Loan Portfolio. The portion of the allowance for credit losses related to the commercial business loan portfolio totaled $16.8 million, or 2.2%, of commercial business loans at December 31, 2025, as compared to $13.1 million, or 2.1%, of commercial business loans at December 31, 2024. Commercial business non-accrual loans increased to $15.3 million at December 31, 2025, from $9.8 million at December 31, 2024. Net charge-offs were $5.6 million for the year ended December 31, 2025 compared to $9.3 million for the year ended December 31, 2024. We continue to take charge-offs where management determines that the collection of loan principal and interest is unlikely or for any collateral deficiency for non-performing loans. We believe the commercial business loan reserve ratio was appropriate given the inherent credit risk of commercial business loans.

Home Equity Loans and Advances. The portion of the allowance for credit losses related to the home equity loan portfolio totaled $1.3 million, or 0.5%, of home equity loans at December 31, 2025, as compared to $1.5 million, or 0.6%, of home equity loans at December 31, 2024. Home equity non-accrual loans increased to $1.2 million at December 31, 2025, from $246,000 at December 31, 2024. There were no charge-offs and recoveries were $90,000 for the year ending December 31, 2025, as compared to recoveries of $19,000 for the year ending December 31, 2024. We believe the home equity loan reserve was appropriate based upon the insignificant amount of delinquencies, non-accrual loans and charge-offs.

The following table sets forth an analysis of the activity in the allowance for credit losses for the periods indicated:

	At or For the Years Ended December 31,
	2025	2024	2023
	(Dollars in thousands)
Allowance at beginning of period	$59,958	$55,096	$52,803
Initial allowance related to PCD loans	3,202	—	—
Provision for credit losses	9,822	14,451	4,787
Charge-offs:
Real estate loans:
One-to-four family	—	(2)	(585)
Commercial real estate	(119)	(120)	(150)
Construction	(53)	—	—

Total real estate loans	(172)	(122)	(735)

Commercial business loans	(6,887)	(9,814)	(2,618)
Consumer loans:
Home equity loans and advances	—	—	(26)
Other consumer loans	(165)	(262)	(115)

Total consumer loans	(165)	(262)	(141)

Total charge-offs	(7,224)	(10,198)	(3,494)

Recoveries:
Real estate loans:
One-to-four family	73	11	17
Commercial real estate	1	36	21
Construction	3	4	—

Total real estate loans	77	51	38

Commercial business loans	1,269	536	879
Consumer loans:
Home equity loans and advances	90	19	77
Other consumer loans	7	3	6

Total consumer loans	97	22	83

Total recoveries	1,443	609	1,000

Net charge-offs	(5,781)	(9,589)	(2,494)

Allowance at end of period:	$67,201	$59,958	$55,096

Total gross loans outstanding	$8,243,376	$7,869,447	$7,824,665
Average gross loans outstanding	$8,094,854	$7,801,939	$7,748,096
ACL to total non-performing loans	176.84%	276.29%	436.65%
ACL to total gross loans at end of period	0.82%	0.76%	0.70%
Net charge-offs to average outstanding loans	0.07%	0.12%	0.03%

The following table sets forth the ratio of net charge-offs (recoveries) to average loans outstanding by segment for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
Real estate loans:
One-to-four family	—%	—%	0.02%
Commercial real estate	—	—	0.01
Construction	0.01	—	—
Commercial business loans	0.80	1.66	0.34
Consumer loans:
Home equity loans and advances	(0.04)	(0.01)	(0.02)
Other consumer	5.74	9.11	4.07
Total loans	0.07%	0.12%	0.03%

Interest Rate Risk Management

Interest rate risk is defined as the exposure of a company’s current and future earnings and capital arising from movements in market interest rates. Depending on a bank’s asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates. For example, a bank with predominantly long-term fixed-rate assets and short-term liabilities could have an adverse earnings exposure to a rising rate environment. Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates. This is referred to as re-pricing or maturity mismatch risk.

Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk), from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar re-pricing characteristics (basis risk), and from interest rate related options embedded in our assets and liabilities (option risk).

Our objective is to manage our interest rate risk by determining whether a given movement in interest rates affects our net interest income and the market value of our portfolio equity in a positive or negative way and to execute strategies to maintain interest rate risk within established limits. The results at December 31, 2025 indicate a level of risk within the parameters of our model. Our management believes that the December 31, 2025 results indicate a profile that reflects an acceptable level of interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.

Model Simulation Analysis. We view interest rate risk from two different perspectives. The traditional accounting perspective, which defines and measures interest rate risk as the change in net interest income and earnings caused by a change in interest rates, provides the best view of short-term interest rate risk exposure. We also view interest rate risk from an economic perspective, which defines and measures interest rate risk as the change in the market value of portfolio equity caused by changes in the values of assets and liabilities, which fluctuate due to changes in interest rates. The market value of portfolio equity, also referred to as the economic value of equity, is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities.

These two perspectives give rise to income simulation and economic value simulation, each of which presents a unique picture of our risk of any movement in interest rates. Income simulation identifies the timing and magnitude of changes in income resulting from changes in prevailing interest rates over a short-term time horizon (usually one or two years). Economic value simulation reflects the interest rate sensitivity of assets and liabilities in a more comprehensive fashion, reflecting all future time periods. It can identify the quantity of interest rate risk as a function of the changes in the economic values of assets and liabilities, and the corresponding change in the economic value of equity of Columbia Bank. Both types of simulation assist in identifying, measuring, monitoring and managing interest rate risk and are employed by management to ensure that variations in interest rate risk exposure will be maintained within policy guidelines.

We produce these simulation reports and review them regularly with our management, Asset/Liability Committee and Board Risk Committee. The simulation reports compare baseline (no interest rate change) to the results of an interest rate shock, to illustrate the specific impact of the interest rate scenario tested on income and equity. The model, which incorporates all asset and liability rate information, simulates the effect of various interest rate movements on income and equity value. The reports identify and measure our interest rate risk exposure present in our current asset/liability structure. Management considers both a static (current position) and dynamic (forecast changes in volume) analysis as well as non-parallel and gradual changes in interest rates and the yield curve in assessing interest rate exposures.

If the results produce quantifiable interest rate risk exposure beyond our limits, then the testing will have served as a monitoring mechanism to allow us to initiate asset/liability strategies designed to reduce and therefore mitigate interest rate risk.

Certain shortcomings are inherent in the methodologies used in the interest rate risk measurements. Modeling changes in net interest income requires the use of certain assumptions regarding prepayment and deposit repricing, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. While management believes such assumptions are reasonable, there can be no assurance that assumed prepayment rates and repricing rates will approximate actual future asset prepayment and liability repricing activity.

The table below sets forth an approximation of our interest rate exposure. Net interest income assumes that the composition of interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the net interest income table provides an indication of our interest rate risk exposure at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual.

The table below sets forth, as of December 31, 2025, the net portfolio value, the estimated changes in the net portfolio value, and the net interest income that would result from the designated instantaneous parallel changes in market interest rates. This data is for Columbia Bank and its subsidiaries only and does not include any assets of Columbia Financial.

	Twelve Months Net Interest Income			Net Portfolio Value (“NPV”)
Change in Interest Rates (Basis Points)	Amount	Dollar Change	Percent of Change	Estimated NPV	Present Value Ratio	Percent Change
	(Dollars in thousands)
+400	$201,945	$(48,399)	(19.33)%	$929,777	9.73%	(29.97)%
+300	215,009	(35,335)	(14.11)	1,039,563	10.62	(21.70)
+200	227,652	(22,692)	(9.06)	1,143,708	11.40	(13.85)
+100	240,061	(10,283)	(4.11)	1,243,178	12.09	(6.36)
Base	250,344	—	—	1,327,616	12.60	—
-100	260,689	10,345	4.13	1,399,486	12.95	5.41
-200	272,128	21,784	8.70	1,452,075	13.11	9.37
-300	281,326	30,982	12.38	1,464,133	12.89	10.28
-400	279,289	28,945	11.56	1,356,951	11.66	2.21

As of December 31, 2025, based on the scenarios above, net interest income would decrease by approximately 9.06% if rates were to rise 200 basis points, and would increase by 8.70% if rates were to decrease 200 basis points over a one-year time horizon.

Another measure of interest rate sensitivity is to model changes in the net portfolio value through the use of immediate and sustained interest rate shocks. As of December 31, 2025, based on the scenarios above, in the event of an immediate and sustained 200 basis point increase in interest rates, the NPV is projected to decrease 13.85%. If rates were to decrease 200 basis points, the model forecasts a 9.37% increase in the NPV.

Overall, our December 31, 2025 results indicate that we are adequately positioned with an acceptable net interest income and economic value at risk in all scenarios and that all interest rate risk results continue to be within our policy guidelines.

Liquidity Management

Liquidity risk is the risk of being unable to meet future financial obligations as they come due at a reasonable funding cost. We mitigate this risk by attempting to structure our balance sheet prudently and by maintaining diverse borrowing resources to fund potential cash needs. For example, we structure our balance sheet so that we fund less liquid assets, such as loans, with stable funding sources, such as retail deposits, long-term debt, wholesale borrowings, and capital. We assess liquidity needs arising from asset growth, maturing obligations, and deposit withdrawals, taking into account operations in both the normal course of business and times of unusual events. In addition, we consider our off-balance sheet arrangements and commitments that may impact liquidity in certain business environments.

Our Asset/Liability Committee measures liquidity risks, sets policies to manage these risks, and reviews adherence to those policies at its quarterly meetings. For example, we manage the use of short-term unsecured borrowings as well as total wholesale funding through policies established and reviewed by our Asset/Liability Committee. In addition, the Risk Committee of our board of directors reviews liquidity limits and reviews current and forecasted liquidity positions at each of its regularly scheduled meetings.

We have contingency funding plans that assess liquidity needs that may arise from certain stress events such as rapid asset growth or financial market disruptions. Our contingency plans also provide for continuous monitoring of net borrowed funds and dependence and available sources of contingent liquidity. These sources of contingent liquidity include cash and cash equivalents, capacity to borrow at the Federal Reserve discount window and through the FHLB system, fed funds purchased from other banks and the ability to sell, pledge or borrow against unencumbered securities in our securities portfolio. As of December 31, 2025, the potential liquidity from these sources is an amount we believe currently exceeds any contingent liquidity need.

Uses of Funds. Our primary uses of funds include the extension of loans and credit, the purchase of securities, working capital, and debt and capital management. In addition, contingent uses of funds may arise from events such as financial market disruptions.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) repayment of borrowings, and (5) the objectives of our asset/liability management program. Excess liquid assets are generally invested in fed funds.

Sources of Funds. Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, investing and financing activities during any given period. At December 31, 2025, total cash and cash equivalents totaled $340.8 million. Debt securities classified as available for sale, and equity securities, which provide additional sources of liquidity, totaled $1.1 billion, and $6.8 million, respectively, at December 31, 2025. At December 31, 2025, we had $1.2 billion in Federal Home Loan Bank fixed rate advances. In addition, if Columbia Bank requires funds beyond its ability to generate them internally, it can borrow additional funds under the FHLB’s overnight advance program up to its maximum borrowing capacity based on their ability to collateralize such borrowings.

Our primary sources of funds include a large, stable deposit base. Core deposits (consisting of demand, money market and savings and club deposits), primarily generated from our retail branch network, are our largest and most cost-effective source of funding. Core deposits totaled $5.6 billion and $5.4 billion at December 31, 2025 and 2024, respectively. We also maintain access to a diversified base of wholesale funding sources. These uncommitted sources include federal funds purchased from other banks, securities sold under agreements to repurchase, and FHLB advances. Aggregate wholesale funding totaled $1.2 billion at December 31, 2025, compared to $1.1 billion as of December 31, 2024. In addition, at December 31, 2025, we had the availability to borrow additional funds, subject to our ability to collateralize such borrowings from the FHLBNY and the Federal Reserve Bank.

A significant use of our liquidity is the funding of loan originations. At December 31, 2025, Columbia Financial had $264.2 million in loan commitments outstanding, which primarily consisted of commitments to fund loans of $18.1 million, $68.2 million, $41.1 million, $101.1 million, and $4.2 million, in one-to-four family real estate, commercial real estate, commercial business, construction, and home equity loans and advances, respectively. There was also $1.1 billion in unused commercial business, construction and consumer lines of credit, and $22.9 million in letters of credit. Since these commitments may expire without being drawn upon, and may have conditions, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by Columbia Financial upon extension of credit, is based on management’s credit evaluation of the borrower. Another significant use of liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of December 31, 2025 totaled $2.5 billion, or 86.5% of total certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods. Management believes, however, based on past experience, that a significant portion of our certificates of deposit will be renewed. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits and borrowings than we currently pay on the certificates of deposit due on or before December 31, 2025. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts, borrowings and treasury stock. Deposit flows are affected by the overall level of market interest rates, the interest rates and products offered by us, local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Columbia Financial is a separate legal entity from Columbia Bank and must provide for its own liquidity in addition to its operating expenses. Columbia Financial’s primary source of income is dividends received from Columbia Bank. The amount of dividends Columbia Bank may declare and pay to Columbia Financial is generally restricted under federal regulations to the retained earnings of Columbia Bank. At December 31, 2025, on a stand-alone basis, Columbia Financial had liquid assets of $31.6 million.

Capital Management. We are subject to various regulatory capital requirements administered by our federal banking regulators, including a risk-based capital measure. The Federal Reserve establishes capital requirements, including well-capitalized standards, for our consolidated financial holding company, and the OCC has similar requirements for our subsidiary banks. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2025, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision — Federal Banking Regulations — Capital Requirements” and note 13 in the notes to the consolidated financial statements of Columbia Financial included in this Joint Proxy Statement/Prospectus.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments, see note 16 in the notes to the consolidated financial statements included in this Joint Proxy Statement/Prospectus.

For the years ended December 31, 2025 and 2024, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Derivative Financial Instruments. Columbia Bank executes interest rate swaps with third parties in order to hedge the interest expense of FHLBNY advances. Those interest rate swaps are simultaneous with entering into short-term borrowings with the FHLBNY. These derivatives are designated as cash flow hedges and are not speculative. As these interest rate swaps meet the hedge accounting requirements, the effective portion of changes in the fair value are recognized in accumulated other comprehensive income. As of December 31, 2025, Columbia Bank had 33 interest rate swaps with notional amounts of $393.7 million hedging certain FHLBNY advances.

Columbia Bank presently offers interest rate swaps to commercial banking customers to manage their risk of exposure and risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that Columbia Bank executes with a third-party, such that Columbia Bank would minimize its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service Columbia Bank offers to certain customers. As the interest rate swaps would not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting third-party swap contracts are recognized directly in earnings. At December 31, 2025, we had interest rate swaps in place with 92 commercial banking customers executed by offsetting interest rate swaps with third parties, with aggregated notional amounts of $387.2 million.

Columbia Bank offers currency forward contracts to certain commercial banking customers to facilitate international trade. Those forward contracts are simultaneously hedged by offsetting forward contracts that Columbia Bank would execute with a third-party, such that Columbia Bank would minimize its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service Columbia Bank offers to certain commercial customers. As the currency forward contract does not meet the hedge accounting requirements, changes in the fair value of both the customer forward contract and the offsetting forward contract is recognized directly in earnings. At December 31, 2025, Columbia Bank had no currency forward contracts in place with commercial banking customers.

Columbia Financial also uses interest rate swaps to manage its exposure to changes in fair value of certain of its fixed-rate pools of assets attributable to changes in the designated benchmark interest rate, of SOFR. At December 31, 2025, Columbia Financial had no interest rate fair value swaps.

Management Report on Internal Control Over Financial Reporting

The management of Columbia Financial is responsible for establishing and maintaining adequate internal control over financial reporting. Columbia Financial’s internal control system is a process designed to provide reasonable assurance to Columbia Financial’s management and board of directors regarding the preparation and fair presentation of published financial statements.

Columbia Financial’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Columbia Financial’s assets that could have a material effect on its financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may be inadequate due to changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

As part of Columbia Financial’s program to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of Columbia Financial’s internal control over financial reporting as of December 31, 2025 (the “Assessment”). In making this Assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission published in its report entitled Internal Control — Integrated Framework (2013). Management’s Assessment included an evaluation of the design of Columbia Financial’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment, Columbia Financial’s management concluded that Columbia Financial’s internal control over financial reporting was effective as of December 31, 2025.

BUSINESS OF NORTHFIELD BANCORP AND NORTHFIELD BANK

General

Northfield Bancorp

Northfield Bancorp was organized in 2010 and is the holding company for Northfield Bank. Northfield Bancorp uses the support staff and offices of Northfield Bank and reimburses Northfield Bank for these services. If Northfield Bancorp expands or changes its business, it may hire its own employees. In the future, Northfield Bancorp may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations.

Northfield Bancorp is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System.

Northfield Bancorp’s main office is located at 581 Main Street, Suite 810, Woodbridge, New Jersey 07095, and its telephone number at this address is (732) 499-7200. Northfield Bancorp’s filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any, are available, free of charge, as soon as practicable after they are filed with the SEC under the Investor Relations section of Northfield Bancorp’s website, www.eNorthfield.com and on the SEC website, www.sec.gov. Information on these websites is not and should not be considered to be a part of this Joint Proxy Statement/Prospectus.

Northfield Bank

Northfield Bank was organized in 1887 and is a federally chartered savings bank. Northfield Bank conducts business from its operations center located in Woodbridge, New Jersey, its home office located at a branch in Staten Island, New York, and its 36 additional branch offices located in Staten Island, Brooklyn, and in Hunterdon, Mercer, Middlesex, and Union counties in New Jersey. Northfield Bank also offers select loan and deposit products through the internet.

Northfield Bank’s principal business consists of originating multifamily and commercial real estate loans, construction and land loans, commercial and industrial loans, one-to-four family residential loans and home equity loans and lines of credit. From time to time, Northfield Bank will also purchase loan participations and pools of loans. Northfield Bank also purchases investment securities, including mortgage-backed securities and corporate bonds, and, to a lesser extent, deposit funds in other financial institutions, including the Federal Reserve Bank and the FHLBNY. Northfield Bank offers a variety of deposit accounts, including transaction, money market savings, certificates of deposit, passbook, and statement savings deposit accounts, which are Northfield Bank’s primary source of funds for its lending and investing activities. Northfield Bank also borrows funds, principally through FHLBNY advances and repurchase agreements with brokers. Northfield Bank owns 100% of NSB Services Corp., which, in turn, owns 100% of the voting common stock of a real estate investment trust, NSB Realty Trust, which holds primarily mortgage loans.

Northfield Bank is subject to comprehensive regulation and examination by the OCC.

Northfield Bank’s main office is located at 4142 Hylan Boulevard, Staten Island, New York 10308, and its telephone number at this address is (718) 448-1000. Its website address is www.eNorthfield.com. Information on this website is not and should not be considered to be a part of this Joint Proxy Statement/Prospectus.

Market Area and Competition

Northfield Bank has been in business since 1887, offering a variety of financial products and services to meet the needs of the communities it serves. Northfield Bank’s commercial and retail banking network consists of multiple delivery channels, including full-service banking offices, automated teller machines, telephone and internet banking capabilities, mobile banking and remote deposit capture. In addition, Northfield Bank offers ACH and wire transfers, cash management, positive pay, and remote deposit capture services for commercial customers. Northfield Bank considers its competitive products and pricing, branch network, customer service, local decision making and financial position, as its major strengths in attracting and retaining customers in its market areas.

Northfield Bank faces intense competition in its market areas both in making loans and attracting deposits. Northfield Bank’s market areas have a high concentration of financial institutions, including large money center and regional banks, non-traditional banks and lenders, community banks, and credit unions. Northfield Bank faces additional competition for deposits from money market funds, brokerage firms, mutual funds, and insurance companies. Some of Northfield Bank’s competitors offer products and services that Northfield Bank does not offer, such as trust services and private banking. In addition, competition has further intensified as a result of advances in technology and product delivery systems, and

Northfield Bank faces strong competition from financial technology (“Fintech”) companies that provide web-based solutions in lieu of traditional retail banking services and products. Fintech companies tend to have stronger operating efficiencies and less regulatory burdens than traditional banks.

Northfield Bank’s deposit sources are primarily concentrated in the communities surrounding its branch offices in Richmond (Staten Island) and Kings (Brooklyn) counties in New York, and Hunterdon, Mercer, Middlesex and Union counties in New Jersey. As of June 30, 2025 (the latest date for which information is publicly available), Northfield Bank ranked sixth in deposit market share out of 16 institutions for Federal Deposit Insurance Corporation (the “FDIC”) insured institutions in Staten Island, New York with a 9.64% market share. As of that date, Northfield Bank ranked 17th in deposit market share out of 40 institutions with a 0.65% deposit market share in Brooklyn, New York, and it ranked 12th in deposit market share out of 50 financial institutions with a deposit market share of 1.75% in Hunterdon, Mercer, Middlesex and Union counties in New Jersey.

The following table sets forth the unemployment rates for the communities Northfield Bank serves and the national average for the last five years, as published by the U.S. Bureau of Labor Statistics:

	Unemployment Rate at December 31,
	2025	2024	2023	2022	2021
Hunterdon County, NJ	3.6%	3.2%	3.5%	2.3%	3.5%
Middlesex County, NJ	4.4	3.9	4.1	2.7	4.3
Mercer County, NJ	4.5	3.7	3.7	2.5	3.8
Union County, NJ	4.7	4.5	4.7	3.3	5.3
Richmond County, NY	4.8	4.6	4.6	5.0	7.1
Kings County, NY	5.5	5.5	5.4	5.5	8.1
National Average	4.4	4.1	3.7	3.5	3.9

The following table sets forth median household income at December 31, 2025 and 2024, for the communities Northfield Bank serves and the national average, as published by the U.S. Census Bureau:

	Median Household Income at December 31,
	2025	2024
Hunterdon County, NJ	$145,344	$129,123
Middlesex County, NJ	116,859	106,162
Mercer County, NJ	101,310	92,531
Union County, NJ	113,069	96,357
Richmond County, NY	101,853	92,376
Kings County, NY	85,915	74,085
National Average	86,867	75,874

Lending Activities

Northfield Bank’s principal lending activity was historically the origination of multifamily real estate loans, but is now the origination of commercial and industrial and owner-occupied commercial real estate loans, and, to a lesser extent, multifamily and other commercial real estate loans (typically on office, retail, and industrial properties), in New York, New Jersey, and eastern Pennsylvania. Northfield Bank also originates one-to-four family residential real estate loans, construction and land loans, and home equity loans and lines of credit.

Loan Originations, Purchases and Sales, Participations, and Servicing. All loans Northfield Bank originates are underwritten pursuant to Northfield Bank’s policies and procedures or are approved as exceptions to its policies and procedures. Northfield Bank’s ability to originate fixed- or adjustable-rate loans is dependent on the relative demand for such loans, which is affected by various factors, including current and anticipated future market interest rates. A significant portion of Northfield Bank’s multifamily real estate loans and other commercial real estate loans are generated with the use of third-party loan brokers. Northfield Bank’s home equity loans and lines of credit typically are generated through digital and social media advertising, referrals from branch personnel, direct mail advertisements and online applications through its website. Northfield Bank’s commercial and industrial loans are typically generated through its loan and business development officers and referrals from other professional contacts, including accountants, attorneys and investment advisors. Northfield Bank typically retains in its portfolio all loans it originates and generally only sells non-performing loans, the Small Business Administration (“SBA”) guaranteed portion of loans and one-to-four family residential loans. Northfield Bank also offers interest rate swap contracts to qualified commercial borrowers.

From time to time, Northfield Bank may sell or purchase participation interests in individual loans (in addition to loans it acquires in assisted transactions, mergers or acquisitions, and pool purchases). Northfield Bank underwrites its participation interest in the loans that it purchases according to its underwriting criteria and procedures. At December 31, 2025, Northfield Bank had $68.8 million of loan participations that it purchased (where it is not the primary lender). Additionally, there were $100.2 million of loan participations that Northfield Bank sold (where it is the primary lender). All loan participations are secured by real estate and adhere to Northfield Bank’s loan policies. At December 31, 2025, all participation loans were performing in accordance with their terms.

Loan Approval Procedures and Authority. Northfield Bank’s lending activities follow written, non-discriminatory, underwriting standards approved by its Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan and the value of the collateral that will secure the loan, if any. To assess the borrower’s ability to repay, Northfield Bank reviews the borrower’s income and credit history, and information on the historical and projected income and expenses of the borrower.

In underwriting a loan secured by real property, Northfield Bank requires an appraisal of the property by an independent licensed or certified appraiser approved by its board of directors. For commercial real estate loans of $500,000 or less, Northfield Bank generally obtains an evaluation from an independent firm. The appraisals and evaluations of multifamily and other commercial real estate properties are also reviewed by an independent appraisal management firm. Northfield Bank, along with the assistance of a third-party inspector, reviews and inspects properties before the disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when Northfield Bank acquires other real estate owned, it generally obtains a current appraisal to substantiate the net carrying value of the asset.

The board of directors of Northfield Bank maintains a Loan Committee consisting of bank directors to: periodically review and recommend for approval Northfield Bank’s policies related to lending as prepared by management; approve or reject loan applicants meeting certain criteria; and monitor loan quality, including concentrations and certain other aspects of its lending functions, as applicable. Certain Northfield Bank officers, at levels beginning with vice president, have individual lending authority that is approved by the board of directors.

Loan Portfolio Composition. The following table sets forth the composition of Northfield Bank’s loan portfolio, by type of loan, at the dates indicated.

	At December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Total loans:
Real estate loans:
Multifamily	$2,361,365	61.23%	$2,597,484	64.59%	$2,750,996	65.44%
Commercial mortgage	911,390	23.63	889,801	22.12	929,595	22.11
One-to-four family residential	165,100	4.28	150,217	3.73	160,824	3.83
Home equity and lines of credit	198,557	5.15	174,062	4.33	163,520	3.89
Construction and land	44,522	1.15	35,897	0.89	30,967	0.74
Commercial and industrial loans	166,167	4.31	163,425	4.06	155,268	3.69
Other loans	1,409	0.04	2,165	0.05	2,585	0.06

Total loans originated	3,848,510	99.79	4,013,051	99.77	4,193,755	99.76

Purchased credit-deteriorated (“PCD”) loans	8,263	0.21	9,173	0.23	9,899	0.24

Total loans	$3,856,773	100.00%	$4,022,224	100.00%	$4,203,654	100.00%

Other items:
Allowance for credit losses	(38,144)		(35,183)		(37,535)

Net loans held-for-investment	$3,818,629		$3,987,041		$4,166,119

Loan Portfolio Maturities. The following tables summarize the scheduled repayments of Northfield Bank’s loan portfolio and weighted average contractual rate by loan type at December 31, 2025. Demand loans (loans having no stated repayment schedule or maturity) and overdraft loans are reported as being due in the year ending December 31, 2026. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments, repricing and scheduled principal amortization.

	Loans Held-For-Investment
	Multifamily		Commercial Real Estate		One-to-Four Family Residential		Home Equity and Lines of Credit
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due
One year or less	$1,588	4.94%	$13,454	5.89%	$523	6.79%	$791	5.82%
After one year through five years	38,372	6.05%	82,074	5.84%	6,297	4.88%	7,037	5.34%
After five years through fifteen years	157,159	5.44%	227,054	5.69%	20,728	5.61%	45,729	5.13%
After fifteen years	2,164,246	4.13%	588,808	4.99%	137,552	5.40%	145,000	6.39%

Total	$2,361,365	4.25%	$911,390	5.25%	$165,100	5.41%	$198,557	6.06%

	Construction and Land		Commercial and Industrial		Other		PCD
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount(1)	Weighted Average Rate	Amount	Weighted Average Rate(2)
	(Dollars in thousands)
Due
One year or less	$18,284	6.86%	$70,292	7.71%	$1,406	0.33%	$2,543	17.20%
After one year through five years	20,843	7.80%	70,884	7.31%	3	5.87%	1,186	9.14%
After five years through 15 years	4,141	3.83%	24,145	5.67%	—	—%	4,313	16.05%
After fifteen years	1,254	4.25%	846	6.43%	—	—%	221	4.74%

Total	$44,522	6.94%	$166,167	7.24%	$1,409	0.34%	$8,263	15.11%

(1)	Other loans of $1.4 million due within one year includes $1.2 million of negative escrow and $174,000 of overdraft adjustments.
(2)	Represents estimated accretable yield.

	Total Loans
	Amount	Weighted Average Rate
Due
One year or less	$108,881	7.41%
After one year through five years	226,696	6.49%
After five years through fifteen years	483,269	5.63%
After fifteen years	3,037,927	4.46%

Total	$3,856,773	4.81%

The following table summarizes fixed and adjustable-rate loans at December 31, 2025, that are contractually due after December 31, 2026:

	Due After December 31, 2026
	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Real estate loans:
Multifamily	$51,157	$2,308,620	$2,359,777
Commercial mortgage	28,043	869,893	897,936
One-to-four family residential	94,927	69,650	164,577
Construction and land	—	26,238	26,238
Home equity and lines of credit	91,560	106,206	197,766
Commercial and industrial loans	48,100	47,775	95,875
Other loans	3	—	3
PCD loans	2,436	3,284	5,720

Total loans	$316,226	$3,431,666	$3,747,892

At December 31, 2025, Northfield Bancorp had $3.04 billion in loans due to mature in 2041 and beyond, of which $125.9 million, or 4.14%, are fixed-rate loans.

Multifamily Real Estate Loans. Loans secured by multifamily properties totaled approximately $2.36 billion, or 61.2% of Northfield Bank’s total loan portfolio, at December 31, 2025. Northfield Bank includes in this category properties having more than four residential units and a business or businesses where the majority of space is utilized for residential purposes, which Northfield Bank refers to as mixed-use. At December 31, 2025, Northfield Bank had 1,075 multifamily real estate loans, with an average loan balance of approximately $2.2 million, although there are a large number of loans with balances substantially greater than this average. At December 31, 2025, Northfield Bank’s largest multifamily real estate loan had a principal balance of $29.0 million, was secured by a garden-style apartment complex located in Essex County, New Jersey, and was performing in accordance with its original contractual terms. Substantially all of Northfield Bank’s multifamily real estate loans are secured by properties located in its primary market areas and eastern Pennsylvania.

Northfield Bank’s multifamily real estate loans typically amortize over 30 years with negotiated interest rates that adjust after an initial five-, seven-, or 10-year period, and every five years thereafter. Adjustable-rate loan originations are generally tied to a specifically identified market rate index. Northfield Bank also originates, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, Northfield Bank’s multifamily real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and have prepayment penalties should the loan be prepaid during the initial five-, seven-, or 10-year term. In addition, Northfield Bank’s multifamily loans may contain an initial interest-only period which typically does not exceed two years; however, these loans are underwritten on a fully amortizing basis.

In underwriting multifamily real estate loans, Northfield Bank considers a number of factors, including the ratio of the projected net cash flows to the loan’s debt service requirement (generally requiring a minimum ratio of 120%, computed after deduction for a vacancy factor and property expenses Northfield Bank deems appropriate), the age and condition of the collateral, the financial resources and income of the sponsor, and the sponsor’s experience in owning or managing similar properties. Multifamily real estate loans generally are originated in amounts up to the lesser of 75% of the appraised value or the purchase price of the property securing the loan. Although a significant portion of Northfield Bank’s multifamily real estate loans are referred to Northfield Bank by third-party loan brokers, Northfield Bank underwrites all multifamily real estate loans in accordance with its underwriting standards. Due to competitor considerations, as is customary in its marketplace, Northfield Bank typically does not obtain personal guarantees of the principals on multifamily real estate loans, except when warranted.

In 2019, the New York State legislature passed the Housing Stability and Tenant Protection Act, impacting approximately one million rent-regulated apartment units. Among other things, the legislation: (i) curtails rent increases from material capital improvements and individual apartment improvements; (ii) all but eliminates the ability for apartments to exit rent regulation; (iii) does away with vacancy decontrol and high-income deregulation; and (iv) repealed the 20% vacancy bonus. At December 31, 2025, Northfield Bancorp has approximately $418.8 million in multifamily loans in New York with tenants that have some form of rent stabilization or rent control.

The following table summarizes Northfield Bank’s variable-interest multifamily loans by year of repricing (excluding PCD loans) at December 31, 2025:

	Amount	Weighted Average Rate
	(Dollars in thousands)
One year or less	$347,847	3.55%
After one year through five years	1,867,530	4.34%
After five years through ten years	93,243	4.94%

	$2,308,620	4.25%

Commercial Real Estate Loans. Commercial real estate loans (other than multifamily real estate loans) totaled $911.4 million, or 23.6% of Northfield Bank’s loan portfolio, as of December 31, 2025. At December 31, 2025, Northfield Bank’s commercial real estate loan portfolio consisted of 642 loans with an average loan balance of approximately $1.4 million, although there are a large number of loans with balances substantially greater than this average. At December 31, 2025, Northfield Bank’s largest commercial real estate loan had a principal balance of $86.4 million (net active principal balance of $28.8 million as Northfield Bank has a 33.3% participation interest), was secured by an office facility located in Staten Island, New York, and was performing in accordance with its original contractual terms. Substantially all of Northfield Bank’s commercial real estate loans are secured by properties located in its primary market areas.

Northfield Bank’s commercial real estate loans typically amortize over 20 to 25 years with negotiated interest rates that adjust after an initial five-, seven-, or 10-year period, and every five years thereafter. Adjustable-rate loan originations are generally tied to a specifically identified market rate index. Northfield Bank also originates, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, Northfield Bank’s commercial real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and generally have prepayment penalties if the loan is repaid in the initial five-, seven-, or 10-year term.

In underwriting commercial real estate loans, Northfield Bank generally lends up to the lesser of 75% of either the property’s appraised value or purchase price. Northfield Bank bases its decision to lend primarily on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, Northfield Bank emphasizes the ratio of the property’s projected net cash flows to the loan’s debt service requirement (generally requiring a minimum ratio of 125%, computed after deduction for a vacancy factor and property expenses Northfield Bank deems appropriate). Personal guarantees of the principals are typically obtained. Although a significant portion of Northfield Bank’s commercial real estate loans were referred to it by third-party loan brokers, Northfield Bank underwrites all commercial real estate loans in accordance with its underwriting standards.

The following table summarizes commercial mortgage real estate loans by property type and owner-occupied and non-owner occupied status as a percentage of the total commercial mortgage real estate portfolio as of December 31, 2025:

	December 31, 2025
	Concentration by Property Type		Percentage of Total
	Amount	Percent	Owner-Occupied	Non-Owner Occupied
Office buildings	$174,694	19.2%	7.3%	11.9%
Mixed use (majority of space is non-residential)	155,341	17.0	2.5	14.5
Retail	137,182	15.1	2.3	12.8
Warehousing	132,154	14.5	12.1	2.4
Healthcare facilities	74,800	8.2	5.4	2.8
Manufacturing	72,059	7.9	5.7	2.2
Accommodations (hotel/motel)	46,858	5.1	0.1	5.0
Services	44,757	4.9	3.6	1.3
Schools/daycare	15,247	1.7	1.6	0.1
Recreational	11,053	1.2	1.1	0.1
Restaurants	3,682	0.4	0.2	0.2
Other	43,563	4.8	2.3	2.5

	$911,390	100.0%	44.2%	55.8%

Northfield Bancorp obtains an appraisal of the real estate collateral securing a commercial real estate loan prior to originating the loan. The appraised value is used to calculate the ratio of the outstanding loan balance to the value of the real estate collateral, or loan-to-value ratio (“LTV”). The original appraisal is used to monitor the LTVs within the commercial real estate portfolio unless an updated appraisal is received, which may happen for a variety of reasons, including but not limited to payment delinquency, additional loan requests using the same collateral, and loan modifications.

The following table presents the ranges in the LTVs of Northfield Bank’s commercial mortgage loans at December 31, 2025:

LTV Range %	Number of Loans	Amount
		(Dollars in thousands)
0 - 25	189	$70,760
>25 - 50	249	368,110
>50 - 60	102	197,733
>60 - 70	75	222,470
>70 - 80	22	46,683
>80 - 90	1	165
>90	4	5,469

Total commercial real estate loans	642	$911,390

The following table summarizes the commercial real estate portfolio by geographic region in which the real estate collateral is located as a percentage of total commercial real estate loans as of December 31, 2025:

Geographic Region	Amount	Percent
	(Dollars in thousands)
New York	$484,192	53%
New Jersey	400,188	44
Pennsylvania and Other	27,010	3

Total commercial real estate loans	$911,390	100.0%

New York City Local Law 97 (“Local Law 97”) became effective on November 15, 2019. The law sets limits on the greenhouse gas emissions of both newly built and existing covered buildings. The law, which went into effect at the beginning of 2024, applies to both commercial and residential buildings over 25,000 square feet (or two more buildings on the same tax lot or governed by the same board of managers that together exceed 50,000 square feet). The buildings covered by Local Law 97 were required to file a report with the Department of Buildings by May 1, 2025 detailing their annual greenhouse gas emissions and then by May 1 of every year thereafter. An owner of a covered building who submits a report indicating that their building exceeded its annual building emissions limit will be liable for a civil penalty. Based on management’s assessment of Northfield Bank’s loan portfolio as of December 31, 2025, Northfield Bank believes that 30 loans will be considered covered buildings and will be affected by the ruling regarding Local Law 97 during the first stage of implementation, and we expect to be compliant in the first compliance period with no material financial impact on our covered portfolio. At December 31, 2025, the weighted average LTV ratio of these 30 loans was 55.2%. These loans had an aggregate book balance of $106.9 million and were all performing in accordance with their original contractual terms at that date.

Construction and Land Loans. At December 31, 2025, construction and land loans totaled $44.5 million, or 1.2% of total loans receivable, and the additional unadvanced portion of these construction loans totaled $19.4 million. At December 31, 2025, Northfield Bank had 18 construction and land loans with an average balance of approximately $2.5 million. Northfield Bank’s largest construction and land loan had a principal balance of $9.5 million, and is secured by a proposed 280-unit rental multifamily project in Marlboro, New Jersey, where Northfield Bank has a 35% participation interest. At December 31, 2025, this loan was performing in accordance with its original contractual terms.

Northfield Bank’s construction and land loans typically are interest-only loans with interest rates that are tied to the Prime Rate as published in The Wall Street Journal. Margins generally range from zero to 200 basis points above the Prime Rate. Northfield Bank also originates, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing land loans. In general, Northfield Bank’s construction and land loans have interest rate floors equal to the interest rate on the date the loan is originated, and Northfield Bank does not typically charge prepayment penalties.

Land loans also help finance the purchase of land intended for future development, including single-family housing, multifamily housing, and commercial property. In general, the maximum loan-to-value ratio for land acquisition loans is 50% of the appraised value of the property, and the maximum term of these loans is three years.

Construction and land loans generally carry higher interest rates and have shorter terms than multifamily and commercial real estate loans. Construction and land loans have greater credit risk than long-term financing on improved, income-producing real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the project at completion of construction as compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction costs is inaccurate, Northfield Bank may decide to advance additional funds beyond the amount originally committed in order to protect Northfield Bank’s security interest in the underlying property. However, if the estimated value of the completed project is inaccurate, the borrower may hold real estate with a value that is insufficient to assure full repayment of the construction loan upon its sale. In the event Northfield Bank makes a land acquisition loan on real estate that is not yet approved for the planned development, there is a risk that approvals will not be granted or will be delayed. Construction loans also expose Northfield Bank to a risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the project may not occur as anticipated and the market value of collateral, when completed, may be less than the outstanding loans and there may be no permanent financing available upon completion. Substantially all of Northfield Bank’s construction and land loans are secured by real estate located in its primary market areas.

Commercial and Industrial Loans. At December 31, 2025, commercial and industrial loans totaled $166.2 million, or 4.3% of the total loan portfolio, and the additional unadvanced portion of these commercial and industrial loans totaled $107.8 million. As of December 31, 2025, Northfield Bank had 811 commercial and industrial loans with an average loan balance of approximately $205,000, although it originates these types of loans in amounts substantially greater than this average. At December 31, 2025, Northfield Bank’s largest commercial and industrial loan had a principal balance of $10.0 million, and was performing in accordance with its original contractual terms.

Northfield Bank’s term commercial and industrial loans typically amortize over five to seven years with interest rates that are primarily indexed to various FHLB rates, and to a lesser extent, the Prime Rate. Margins generally range from zero to 300 basis points above the index rate. Northfield Bank also originates, to a lesser extent, 10-year fixed-rate, fully amortizing loans. In general, Northfield Bank’s commercial and industrial loans have interest rate floors equal to the interest rate on the date the loan is originated and have prepayment penalties.

Northfield Bank makes various types of secured and unsecured commercial and industrial loans for the purpose of working capital and other general business purposes. The terms of these loans generally range from less than one year to a maximum of seven years, however Northfield Bank could allow for a maximum of 10 years, depending on industry or asset type. The loans either are negotiated on a fixed-rate basis or carry adjustable interest rates indexed to the Prime Rate as published in The Wall Street Journal.

Commercial credit decisions are based on Northfield Bank’s credit assessment of the applicant. Northfield Bank evaluates the applicant’s ability to repay in accordance with the proposed terms of the loan and assess the risks involved. Personal guarantees of the principals are typically obtained. In addition to evaluating the loan applicant’s financial statements, Northfield Bank considers the adequacy of the secondary sources of repayment for the loan, such as pledged collateral and the financial stability of the guarantors. Collateral securing a loan also is analyzed to determine its marketability.

Commercial and industrial loans generally carry higher interest rates than multifamily and commercial real estate loans of like maturity because they have a higher risk of default since their repayment generally depends on the successful operation of the borrowers’ business.

Within Northfield Bank’s commercial and industrial loan portfolio, Northfield Bank offers unsecured small business loans primarily underwritten utilizing a third-party loan scoring system designed to assess the credit risk of small businesses. These loans include fixed-rate term loans with typical maturities of up to seven years and revolving floating-rate working capital lines of credit reviewed annually. Maximum loan amounts within this loan segment are limited to the lesser of a percentage of a business’s revenue or $100,000 and require the full personal guarantees of the business owners. Unsecured small business loans totaled $20.6 million and $28.9 million at December 31, 2025 and 2024, respectively.

Northfield Bank also underwrites SBA guaranteed loans and guaranteed or assisted loans through various state, county and municipal programs.

One-to-Four Family Residential Real Estate Loans. At December 31, 2025, Northfield Bank had 305 one-to-four family residential real estate loans outstanding with an aggregate balance of $165.1 million, or 4.3% of Northfield Bank’s total loan portfolio. As of December 31, 2025, the average balance of one-to-four family residential real estate loans was approximately $541,000, although Northfield Bank has originated these types of loan in amounts substantially greater than this average. At December 31, 2025, Northfield Bank’s largest loan of this type (excluding purchased loan pools, discussed below) had a principal balance of $5.0 million and was collateralized by 42 condominiums within a complex in Union County, New Jersey. The loan was performing in accordance with its original contractual terms. Northfield Bank has established a one-to-four family residential mortgage lending program to originate retail first mortgage loans. These mortgages will be either held-for-investment or held-for-sale and sold in the secondary market.

Historically, Northfield Bank has not offered “interest-only” mortgage loans on one-to-four family residential real estate properties, where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan. However, since 2014 Northfield Bank has purchased pools of one-to-four family residential real estate loans which included interest-only mortgage loans and had $13.5 million of such loans at December 31, 2025. Northfield Bank also historically has not offered loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan.

Home Equity Loans and Lines of Credit. At December 31, 2025, Northfield Bank had 2,589 home equity loans and lines of credit with an aggregate outstanding balance of $198.6 million, or 5.1% of Northfield Bank’s total loan portfolio, and the additional unadvanced portion of these home equity loans and lines of credit totaled $170.1 million. Of this total, outstanding home equity loans totaled $87.0 million, or 2.3% of Northfield Bank’s total loan portfolio and home equity lines of credit totaled $106.7 million, or 2.8% of its total loan portfolio. At December 31, 2025, the average home equity loan and line of credit balance was approximately $77,000 although Northfield Bank originates these types of loans in amounts substantially greater than this average. At December 31, 2025, Northfield Bank’s largest home equity line of credit had an outstanding balance of approximately $2.0 million. This loan was performing in accordance with its original contractual terms. At December 31, 2025, Northfield Bank’s largest outstanding home equity loan was $1.6 million and was performing in accordance with its original contractual terms.

Northfield Bank offers home equity loans and home equity lines of credit that are secured by the borrower’s primary residence or second home. Home equity lines of credit are adjustable-rate loans tied to the Prime Rate as published in The Wall Street Journal adjusted for a margin, and have a maximum term of 25 years during which time the borrower is required to make principal payments based on a 30-year amortization. The borrower is permitted to draw against the line during the entire term on originations occurring prior to June 15, 2011. For home equity loans originated beginning on June 15, 2011, the borrower is only permitted to draw against the line for the initial 10 years. Northfield Bank’s home equity loans typically are fully amortizing with fixed terms up to 25 years. Home equity loans and lines of credit generally are underwritten with the same criteria Northfield Bank uses to underwrite fixed-rate, one-to-four family residential real estate loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 80% when combined with the principal balance of the existing mortgage loan.

PCD Loans. Under the current expected credit losses (“CECL”) methodology, Northfield Bancorp elected to maintain pools of loans that were previously accounted for under Accounting Standards Codification (“ASC”) Subtopic 310-30—Accounting for Purchased Loans with Deteriorated Credit Quality (“ASC 310-30”), and will continue to account for these pools as a unit of account. Loans are only removed from existing pools if they are written off, paid off, or sold. Under CECL, the allowance for credit losses was determined for each pool and added to the pool’s carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount, which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses are recorded through provision expense.

At December 31, 2025, PCD loans consisted of approximately 10% of one-to-four family residential loans, 21% of commercial real estate loans, 58% of commercial and industrial loans, and 11% of home equity loans. At December 31, 2024, PCD loans consisted of approximately 9% one-to-four family residential loans, 25% commercial real estate loans, 55% commercial and industrial loans, and 11% in home equity loans. At December 31, 2023, PCD loans consisted of approximately 7% one-to-four family residential loans, 25% commercial real estate loans, 57% commercial and industrial loans, and 11% in home equity loans.

Non-Performing and Problem Assets

When a loan is between 10 to 15 days delinquent, Northfield Bank generally sends the borrower a late charge notice. When a loan is 30 days past due, Northfield Bank generally mails the borrower a letter reminding the borrower of the delinquency and, except for loans secured by one-to-four family residential real estate, it attempts personal contact with the borrower to determine the reason for the delinquency, to ensure the borrower correctly understands the terms of the loan, and to emphasize the importance of making payments on or before the due date. If necessary, additional late charges and delinquency notices are issued and the account will be monitored. After 90 days of delinquency, Northfield Bank generally sends the borrower a final demand for payment and refers the loan to legal counsel to commence foreclosure and related legal proceedings. At times, Northfield Bank may shorten or lengthen these time frames.

Generally, loans (excluding PCD loans) are placed on non-accrual status when payment of principal or interest is 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans are also placed on non-accrual status at any time if the ultimate collection of principal or interest in full is in doubt. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received, and only if the principal balance is deemed fully collectible. The loan may be returned to accrual status if both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a consecutive six-month period. Northfield Bank’s Chief Credit Officer reports monitored loans, including all loans rated watch, special mention, substandard, doubtful or loss, to the Loan Committee of Northfield Bank’s board of directors at least quarterly.

Effective January 1, 2023, Northfield Bancorp adopted Accounting Standards Update (“ASU”) No. 2022-02, “Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”) on a prospective basis. The amendments in this ASU were issued to (1) eliminate accounting guidance for Troubled Debt Restructurings (“TDRs”) by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty; (2) require disclosures of current period gross write-offs by year of origination for financing receivables and net investments in leases. Under ASU 2022-02, Northfield Bancorp assesses all loan modifications to determine whether one is granted to a borrower experiencing financial difficulty, regardless of whether the modified loan terms include a concession. Modifications granted to borrowers experiencing financial difficulty may be in the form of an interest rate reduction, an other-than-insignificant payment delay, a term extension, principal forgiveness or a combination thereof.

Prior to the adoption of ASU 2022-02, a TDR occurred when the terms of a loan were modified because of deterioration in the financial condition of the borrower. Modifications could include extension of the repayment terms of the loan, reduced interest rates, or forgiveness of accrued interest and/or principal. Northfield Bancorp recorded an impairment loss associated with a TDR, if any, based on the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value, less estimated cost to sell, if the loan is collateral dependent. Once an obligation had been restructured because of credit problems, it continued to be considered restructured until paid in full or, if the obligation yielded a market rate (a rate equal to or greater than the rate Northfield Bank was willing to accept at the time of the restructuring for a new loan with comparable risk), until the year after which the restructuring takes place, provided the borrower had performed under the modified terms for a consecutive six-month period. Since the adoption of ASU 2022-02, Northfield Bancorp has ceased to recognize or measure for new TDRs but those existing at January 1, 2023 remain until settled.

Non-Performing and Restructured Loans (excluding PCD). The table below sets forth the amounts and categories of Northfield Bank’s non-performing assets at the dates indicated.

	At December 31,
	2025	2024	2023
	(Dollars in thousands)
Non-accrual loans held-for-investment:
Real estate loans:
Commercial mortgage	$5,012	$4,578	$6,491
One-to-four family residential	—	—	104
Multifamily	3,688	2,609	2,709
Home equity and lines of credit	1,778	1,270	499
Commercial and industrial loans	4,732	5,807	305
Other	—	—	7

Total non-accrual loans held-for-investment	15,210	14,264	10,115

Loans delinquent 90 days or more and still accruing held-for-investment:
Real estate loans:
Commercial mortgage	51	—	—
One-to-four family residential	863	882	406
Multifamily	—	164	201
Home equity and lines of credit	7	140	711
Other	4	—	—

Total loans delinquent 90 days or more and still accruing	925	1,186	1,318

Non-performing loans held-for-sale
Commercial mortgage	—	4,397	—
Commercial and industrial loans	—	500	—

Total non-performing loans held-for-sale	—	4,897	—

Total non-performing loans held-for-investment	16,135	20,347	11,433

Total non-performing assets	$16,135	$20,347	$11,433

Ratios:
Non-performing loans to total loans (1)	0.42%	0.51%	0.27%
Non-accrual loans held-for-investment to total loans held-for-investment, net	0.39%	0.35%	0.24%
Non-performing assets to total assets	0.28%	0.36%	0.20%
Total assets	$5,754,010	$5,666,378	$5,598,396
Loans held-for-investment, net	$3,856,773	$4,022,224	$4,203,654

(1)	Includes non-performing loans transferred to held-for-sale.

At December 31, 2025, 4.0% of PCD loans were past due 30 to 89 days, and 23.2% were past due 90 days or more. At December 31, 2024, 2.1% of PCD loans were past due 30 to 89 days, and 24.9% were past due 90 days or more. At December 31, 2023, 2.9% of PCD loans were past due 30 to 89 days, and 27.1% were past due 90 days or more.

The following table sets forth the property types collateralizing non-accrual commercial real estate loans held-for investment at December 31, 2025:

	At December 31, 2025
	Amount	Percent
	(Dollars in thousands)
Services	$2,723	54.3%
Warehousing	1,643	32.8
Restaurant	464	9.3
Retail	60	1.2
Manufacturing	20	0.4
Other	102	2.0

Total	$5,012	100.0%

Other Real Estate Owned. Real estate acquired by Northfield Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned. On the date the property is acquired, it is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, less the estimated costs to sell the property. Holding costs and declines in estimated fair value result in charges to expense after acquisition. At December 31, 2025 and 2024, Northfield Bancorp had no real estate owned acquired through foreclosure.

Potential Problem Loans and Classification of Assets. Northfield Bank’s policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is classified substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that Northfield Bank will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose Northfield Bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve Northfield Bank’s close attention, are designated as special mention. At December 31, 2025, classified assets, excluding loans on non-accrual status, consisted of substandard assets of $24.9 million and no doubtful or loss assets. At December 31, 2025, Northfield Bank also had $18.6 million of assets designated as special mention. At December 31, 2024, classified assets, excluding loans on non-accrual status, consisted of substandard assets of $14.9 million and no doubtful or loss assets. At December 31, 2024, Northfield Bank also had $17.0 million of assets designated as special mention. The increase in substandard assets at December 31, 2025 from December 31, 2024, was primarily due to downgrades of one commercial real estate relationship and one commercial and industrial relationship which had outstanding balances of $6.5 million and $2.9 million, respectively, at December 31, 2025.

Northfield Bank’s determination as to the classification of its assets (and the amount of its loss allowances) is subject to review by its principal federal regulator, the OCC, which can require that Northfield Bank adjust its classification and related loss allowances. Northfield Bank regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations. Northfield Bank also engages the services of a third party to review, on a sample basis, its risk ratings on a semi-annual basis.

The following table sets forth the total amounts of delinquencies for accruing loans that were 30 to 89 days past due by type and by amount at the dates indicated:

	December 31,
	2025	2024
	(Dollars in thousands)
Real estate loans:
Multifamily	$471	$2,831
Commercial mortgage	6,984	78
One-to-four family residential	1,124	2,407
Home equity and lines of credit	1,110	1,472
Commercial and industrial loans	1,735	2,545
Other loans	—	3

Total	$11,424	$9,336

The increase in delinquent commercial mortgage loans was primarily due to one loan which had an outstanding balance of $6.5 million and was 61 days past due at December 31, 2025. The loan is secured by collateral property with an appraised value of $13.1 million.

Allowance for Credit Losses on Loans

Northfield Bank provides for credit losses on loans based on its documented allowance for credit losses methodology. Credit losses are charged to the allowance for credit losses and recoveries are credited to it. Additions to the allowance for credit losses are provided by charges against income based on various factors, which, in Northfield Bank’s judgment, deserve current recognition in estimating current estimated credit losses. Credit losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, Northfield Bancorp will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, for collateral dependent loans. Northfield Bancorp regularly reviews the loan portfolio in order to maintain the allowance for credit losses in accordance with U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Northfield Bancorp — Critical Accounting Policies — Allowance for Credit Losses on Loans” for a description of Northfield Bank’s allowance methodology.

The following table sets forth activity in Northfield Bank’s allowance for credit losses for the years indicated:

	At or For the Years Ended December 31,
	2025	2024	2023
	(Dollars in thousands)
Balance at beginning of year	$35,183	$37,535	$42,617
Charge-offs:
Commercial mortgage(1)	—	(136)	—
Commercial and industrial	(5,340)	(6,873)	(6,572)
PCD loans	(343)	—	(8)

Total charge-offs	(5,683)	(7,009)	(6,580)
Recoveries:
Commercial mortgage(1)	62	57	71
One-to-four family residential	—	9	—
Home equity and lines of credit	—	92	1
Commercial and industrial	1,143	218	63
PCD loans	37	—	10

Total recoveries	1,242	376	145
Net charge-offs	(4,441)	(6,633)	(6,435)
Provision/(benefit) for credit losses	7,402	4,281	1,353

Balance at end of year	$38,144	$35,183	$37,535

	At or For the Years Ended December 31,
	2025	2024	2023
	(Dollars in thousands)
Ratios:
Net charge-offs to average loans outstanding(2):
Commercial and industrial	(0.10)%	(0.16)%	(0.15)%
PCD	(0.01)	—	—

Total net charge-offs	(0.11)%	(0.16)%	(0.15)%

Allowance for credit losses to total non-performing loans at end of year(3)	236.42	227.72	328.30
Allowance for credit losses to total loans held-for-investment, net, at end of year(4)	0.99	0.87%	0.89
Allowance for credit losses to non-accrual loans held-for-investment at end of year(4)	250.78	246.66	371.08

(1)	Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.
(2)	Calculated based on average total loans.
(3)	Excludes non-performing loans held-for-sale.
(4)	Includes PCD and acquired loans held-for-investment (and related allowance for credit losses).

At December 31, 2025 and 2024, the allowance for credit losses related to PCD loans was $2.6 million and $2.9 million, respectively. Loans held-for-sale, when applicable, are excluded from the allowance for credit losses coverage ratios in the table above.

Allocation of Allowance for Credit Losses. The following table sets forth the allowance for credit losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2025		2024		2023
	Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Real estate loans:
Commercial mortgage(1)	$24,482	84.86%	$20,949	86.71%	$23,255	87.55%
One-to-four family residential	2,213	4.28	2,245	3.73	3,285	3.83
Construction and land	102	1.15	103	0.89	149	0.74
Home equity and lines of credit	2,880	5.15	2,254	4.33	1,705	3.89
Commercial and industrial	5,842	4.31	6,724	4.06	6,050	3.69
PCD loans	2,621	0.21	2,904	0.23	3,085	0.24
Other	4	0.04	4	0.05	6	0.06

Total allowance	$38,144	100.00%	$35,183	100.00%	$37,535	100.00%

(1)	Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

Investments

Northfield Bank conducts securities portfolio transactions in accordance with its board-approved investment policy. Northfield Bank’s investment policy is reviewed at least annually by the Risk Committee of the Board of Directors (“Risk Committee”). Any changes to the policy are subject to ratification by the full Board of Directors. This policy dictates that investment decisions give consideration to the safety of the investment, liquidity requirements, potential returns, the ability to provide collateral for pledging requirements, and consistency with Northfield Bank’s interest rate risk management strategy. Northfield Bank’s Chief Investment Officer executes Northfield Bank’s securities portfolio transactions, within policy requirements, with the approval of either the Chief Executive Officer or the Chief Financial Officer. NSB Services Corp.’s

and NSB Realty Trust’s (which are each Bank subsidiaries) investment officers execute security portfolio transactions in accordance with investment policies that substantially mirror Northfield Bank’s investment policy. All purchase and sale transactions are reviewed by the Risk Committee at least quarterly.

Northfield Bank’s current investment policy permits investments in mortgage-backed securities, including pass-through securities and real estate mortgage investment conduits (“REMICs”). The investment policy also permits, with certain limitations, investments in debt securities issued by the U.S. Government, agencies of the U.S. Government or U.S. Government-sponsored enterprises (“GSEs”), asset-backed securities, municipal obligations (including bonds, tax anticipation notes and bond anticipation notes), money market mutual funds, federal funds, investment grade corporate bonds, subordinated debt, reverse repurchase agreements, and certificates of deposit.

Northfield Bank’s investment policy does not permit investment in common stock of other entities including GSEs, other than its required investment in the common stock of the FHLBNY, as permitted for community reinvestment act purposes or to fund Northfield Bank’s deferred compensation plan. Northfield Bancorp may invest in equity securities of other financial institutions, as well as preferred stock, up to certain limitations. As of December 31, 2025, Northfield Bancorp did not hold any asset-backed securities other than mortgage-backed securities.

Northfield Bank’s current investment policy permits hedging through the use of derivative instruments such as financial futures or interest rate options and swaps, although Northfield Bank currently has no derivative hedging instruments in place.

Northfield Bank purchases mortgage-backed securities insured or guaranteed primarily by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or the Government National Mortgage Association (“Ginnie Mae”). Northfield Bank invests in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower its credit risk as a result of the guarantees provided as well as to provide Northfield Bank liquidity to fund loan originations and deposit outflows. Mortgage-backed securities are securities sold in the secondary market that are collateralized by pools of mortgages.

Mortgage-backed securities are more liquid than individual mortgage loans since there is a more active market for such securities. In addition, mortgage-backed securities may be used to collateralize Northfield Bank’s specific liabilities and obligations. Investments in mortgage-backed securities issued or guaranteed by GSEs involve a risk that actual payments will be greater or less than estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on Northfield Bank’s securities. Northfield Bank periodically reviews current prepayment speeds to determine whether prepayment estimates require modification that could cause adjustment of amortization or accretion.

REMICs are a type of mortgage-backed security issued by special purpose entities that aggregate pools of mortgages and mortgage-backed securities and create different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into “tranches” or classes that have descending priorities with respect to the distribution of principal and interest cash flows.

The timely payment of principal and interest on these REMICs is generally supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit, over collateralization, or subordination techniques. Privately-issued REMICs and pass-throughs can be subject to certain credit-related risks normally not associated with U.S. Government agency and GSE mortgage-backed securities. The loss protection generally provided by the various forms of credit enhancements is limited, and losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the creditworthiness of the credit enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect Northfield Bank from material losses on its private label mortgage-backed securities investments.

At December 31, 2025, Northfield Bank’s corporate bond portfolio consisted of securities, substantially all of which were investment-grade, and had remaining maturities generally shorter than ten years. Northfield Bank’s investment policy provides that Northfield Bank may invest up to 15% of its Tier 1 risk-based capital in corporate bonds from individual issuers which, at the time of purchase, are within the investment-grade ratings from Standard & Poor’s, Moody’s or Fitch. Corporate bonds from individual issuers not rated investment grade at the time of purchase, are limited to the lesser of 1% of Northfield Bank’s total assets or 15% of its Tier 1 risk-based capital, and must have a maturity of less than one year. Aggregate holdings of this security type cannot exceed 5% of Northfield Bank’s total assets. Aggregate holdings of individual issuers of corporate bonds and commercial paper, both investment grade and non-investment grade, are not to exceed 50% of Tier 1 capital of Northfield Bancorp.

The following table sets forth the amortized cost and estimated fair value of Northfield Bank’s available-for-sale and held-to-maturity securities portfolios (excluding FHLBNY common stock) at the dates indicated. As of December 31, 2025, 2024, and 2023, Northfield Bank also had a trading portfolio with a fair value of $15.2 million, $13.9 million and $12.5 million, respectively, consisting of mutual funds quoted in actively traded markets. These securities are utilized to fund non-qualified deferred compensation obligations.

	At December 31,
	2025		2024		2023
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Debt securities available-for-sale:
U.S. Treasuries	$—	$—	$—	$—	$44,364	$44,379
U.S. Government agency securities	607	558	75,734	75,348	75,898	73,908
Mortgage-backed securities:
Pass-through certificates:
GSEs	515,162	506,949	282,704	261,676	365,823	337,540
REMICs:
GSEs	870,020	872,099	734,086	727,343	224,931	213,100
Other debt securities:
Municipal bonds	614	614	684	685	765	763
Corporate bonds	32,101	32,199	36,569	35,765	128,704	125,774

Total debt securities available-for-sale	$1,418,504	$1,412,419	$1,129,777	$1,100,817	$840,485	$795,464

	At December 31,
	2025		2024		2023
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Securities held-to-maturity:
Mortgage-backed securities:
Pass-through certificates — GSEs	$8,339	$8,144	$9,303	$8,762	$9,866	$9,586

Total securities held-to-maturity	$8,339	$8,144	$9,303	$8,762	$9,866	$9,586

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2025, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. All of Northfield Bank’s securities at December 31, 2025, were taxable with the exception of its U.S. Government agency securities and municipal portfolio. Weighted average yield is based on amortized cost.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)
Securities available-for-sale:
U.S. Government agency securities:	$—	—%	$607	3.14%	$—	—%	$—	—%	607	$558	3.14%
Mortgage-backed securities:
Pass-through certificates:
GSEs	278	3.28%	25,800	2.18%	129,925	2.31%	359,159	5.15%	515,162	506,949	4.29%
REMICs:
GSE	44	2.47%	1,264	2.29%	1,158	3.04%	867,554	4.99%	870,020	872,099	4.99%

	$322	3.17%	$27,064	2.19%	$131,083	2.32%	$1,226,713	5.04%	$1,385,182	$1,379,048	4.73%

Other debt securities:
Municipal bonds	$510	4.72%	$104	5.44%	$—	—%	$—	—%	614	$614	4.84%
Corporate bonds	3,801	4.41%	18,300	2.02%	10,000	7.39%	—	—%	32,101	32,199	3.97%

	$4,311	4.45%	$18,404	2.04%	$10,000	7.39%	$—	—%	$32,715	$32,813	3.99%

Total securities available-for-sale	$4,633	4.36%	$46,075	2.14%	$141,083	2.68%	$1,226,713	5.04%	$1,418,504	$1,412,419	4.71%

Securities held-to-maturity:
Mortgage-backed securities:
Pass-through certificates:
GSEs	$—	—%	$—	—%	$—	—%	$8,339	4.26%	$8,339	$8,144	4.26%

Total securities held-to-maturity	$—	—%	$—	—%	$—	—%	$8,339	4.26%	$8,339	$8,144	4.26%

Sources of Funds

General. Deposits traditionally have been Northfield Bank’s primary source of funds for its securities and lending activities. Northfield Bank also borrows from the FHLBNY, the Federal Reserve Bank and other financial institutions to supplement cash flow needs, to manage the maturities of liabilities for interest rate and investment risk management purposes, and to manage Northfield Bank’s cost of funds. Northfield Bank’s additional sources of funds are borrowings through repurchase agreements, the proceeds of loan sales, scheduled loan and investment payments, maturities and sales of securities, loan prepayments, and brokered deposits.

Deposits. Northfield Bank accepts deposits primarily from the areas in which its offices are located. Northfield Bank offers a variety of deposit accounts to businesses, consumers and municipalities with a range of interest rates and terms. Northfield Bank accepts brokered deposits when it is deemed cost effective. At December 31, 2025 and 2024, Northfield Bank had brokered deposits totaling $40.5 million and $263.4 million, respectively. The decrease in brokered deposits was due to Northfield Bancorp placing less reliance on brokered deposits in which had been used as a lower-cost alternative to borrowings. In addition, municipal deposits which primarily consist of funds from local government entities domiciled in New Jersey, and are a significant source of funds, totaled $988.3 million, or 24.6% of Northfield Bank’s total deposits at December 31, 2025. At December 31, 2024, municipal deposits totaled $859.3 million, or 20.8% of Northfield Bank’s total deposits. Municipal deposits are primarily collateralized by municipal letters of credit issued by the FHLBNY and/or mortgage-backed securities.

At December 31, 2025, Northfield Bank reported $1.99 billion of estimated uninsured deposits. This total included $1.03 billion of collateralized governmental deposits and intercompany deposits, leaving estimated adjusted uninsured deposits of $952.9 million, or 23.7% of total deposits. Total uninsured deposits at December 31, 2024 were estimated at $1.82 billion. As of those dates Northfield Bank had no deposits that were uninsured for any reason other than being in excess of the $250,000 limit for federal deposit insurance.

As of December 31, 2025, the aggregate amount of our outstanding certificates of deposit in amounts greater than $250,000 was $142.0 million. The following table sets forth the maturity of these certificates at December 31, 2025:

December 31, 2025
(Dollars in thousands)
Three months or less	$108,224
Over three months through six months	24,531
Over six months through one year	5,699
Over one year	3,587

Total	$142,041

The following table provides the uninsured portion of certificates of deposit at December 31, 2025, by account, with a maturity of:

December 31, 2025
(Dollars in thousands)
Three months or less	$43,247
Over three months through six months	15,281
Over six months through one year	2,699
Over one year	587

Total	$61,814

At December 31, 2025, Northfield Bank had $724.2 million in certificates of deposit, of which $665.9 million had remaining maturities of one year or less.

The following table sets forth the distribution of Northfield Bank’s average total deposit accounts, by account type, for the periods indicated:

	For the Year Ended December 31,
	2025			2024			2023
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Non-interest bearing demand	$722,711	17.85%	—%	$694,543	17.85%	—%	$770,939	20.26%	—%
NOW and interest bearing demand	1,409,099	34.80	2.09%	1,280,850	32.93%	2.16%	1,226,944	32.24%	1.35%
Money market accounts	270,796	6.69	1.80%	276,366	7.10%	1.55%	342,251	8.99%	0.87%
Savings	836,802	20.67	1.74%	891,821	22.93%	2.05%	894,259	23.50%	1.22%
Certificates of deposit	809,542	19.99	3.70%	746,629	19.19%	4.29%	571,042	15.01%	3.21%

Total deposits	$4,048,950	100.00%	1.95%	$3,890,209	100.00%	2.11%	$3,805,435	100.00%	1.28%

Borrowings. Northfield Bank’s borrowings consist primarily of advances from the FHLBNY. As of December 31, 2025, Northfield Bank’s FHLB advances totaled $893.8 million, or 17.7% of total liabilities and floating rate advances and other interest-bearing liabilities totaled $6.4 million, or 0.1% of total liabilities. At December 31, 2025, Northfield Bancorp had the ability to obtain additional funding from the FHLBNY and Federal Reserve Bank discount window of approximately $1.83 billion, utilizing unencumbered securities of $727.1 million and loans of $1.10 billion. Repurchase agreements are primarily secured by mortgage-backed securities. Advances from the FHLBNY are secured by Northfield Bank’s investment in the common stock of the FHLBNY as well as by pledged mortgage-backed securities and loans.

Subordinated Debt. On June 17, 2022, Northfield Bancorp issued $62.0 million in aggregate principal amount of fixed-to-floating subordinated notes (the “Notes”) to certain institutional investors. The Notes mature on June 30, 2032, unless redeemed earlier. The Notes initially bear interest, payable semi-annually in arrears, at a fixed rate of 5.00% per annum until June 30, 2027. Beginning June 30, 2027 and until maturity or redemption, the interest rate will reset quarterly to an interest rate per annum equal to the then current three-month Secured Overnight Financing Rate plus 200 basis points, payable quarterly in arrears. Northfield Bancorp has the option to redeem the Notes, at par and in whole or in part, beginning on June 30, 2027 and to redeem the Notes at any time in whole upon certain other events. Any redemption of the Notes will be subject to prior regulatory approval to the extent required.

Human Capital

At December 31, 2025, Northfield Bancorp had a total of 374 employees, (370 full-time and four part-time), located primarily in New York and New Jersey. Northfield Bank is focused on attracting, developing and retaining employees with diverse backgrounds and experiences whose contributions can maximize its financial and strategic growth objectives and build long-term stockholder value. Northfield Bank’s core values of trust, respect and excellence, coupled with its vision to be a high-performing community bank where employees want to work, customers want to bank, and stockholders want to invest fosters innovation, increases business value, and enriches Northfield Bank’s corporate culture. Northfield Bank believes its relationship with its employees is strong. Northfield Bank has not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements. Key items related to Northfield Bank’s human capital are described below.

Compensation and Benefits. Northfield Bank offers employees competitive short-term and long-term compensation that Northfield Bank periodically benchmarks to market data utilizing third-party consultants specialized in employee compensation and retention. Northfield Bank offers health and welfare benefits, including medical, dental and vision insurance, life insurance, short-term disability, and various expense reimbursement programs. Northfield Bank sponsors a 401(k) plan, which provides eligible employees the opportunity to invest a portion of their base salary, up to regulatory limits, in professionally managed investment options, and self-directed brokerage accounts. Northfield Bank matches up to 50% of employee contributions up to the first 6% of compensation, as defined, based on years of service. Northfield Bank also maintains the Northfield Bank ESOP for eligible employees. The Northfield Bank ESOP is a tax-qualified plan invested in Northfield Bancorp common stock. The Northfield Bank ESOP provides employees with the opportunity to receive a retirement benefit based on the value of Northfield Bancorp’s common stock, and is 100% funded by Northfield Bank.

Employee Engagement. Periodically, Northfield Bank measures employee engagement and satisfaction, and through efforts of Northfield Bank’s employee engagement and workplace culture team, Northfield Bank develops action plans for continued improvement. Northfield Bank has introduced virtual town hall meetings for all employees, opening the lines of communications and answering employee questions and concerns. In conjunction with the town hall meetings and internal focus groups, periodic surveys are conducted related to well-being, compensation, benefits, and Northfield Bank’s core values. These surveys provided insight into Northfield Bank’s employees’ needs and preferences, which Northfield Bank considers in future program development.

Learning and Development. Northfield Bank encourages and supports continued education and the ongoing growth and development of its employees. Northfield Bank seeks, wherever feasible, to fill open positions internally through promotion and transfer from within Northfield Bancorp. Ongoing learning and career development is advanced through bi-annual performance and development conversations between associates and their managers, internally developed training programs, customized corporate training engagements, professional career coaching and educational reimbursement programs. Reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited entities that teach skills or knowledge relevant to Northfield Bank’s business and employee job duties.

Safety and Wellness. The safety, health and wellness of Northfield Bank’s employees is a top priority. On a regular basis, Northfield Bank promotes the health and wellness of its employees by encouraging work-life balance, offering flexible work schedules, and encouraging and sponsoring various wellness programs.

Subsidiary Activities

Northfield Bancorp owns 100% of Northfield Investments, Inc., an inactive New Jersey investment company, and 100% of Northfield Bank. Northfield Bank owns 100% of NSB Services Corp., a Delaware corporation, which in turn owns 100% of the voting common stock of NSB Realty Trust. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, mortgage-backed securities and other investments. These entities enable Northfield Bank to segregate certain assets for management purposes, and/or borrow against assets or stock of these entities for liquidity purposes. At December 31, 2025, Northfield Bank’s investment in NSB Services Corp. was $918.2 million, and NSB Services Corp. had assets of $918.8 million and liabilities of $632,000 at that date. At December 31, 2025, NSB Services Corp.’s investment in NSB Realty Trust was $918.3 million, and NSB Realty Trust had $918.3 million in assets and liabilities of $56,000 at that date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF NORTHFIELD BANCORP

The following discussion should be read in conjunction with the consolidated financial statements of Northfield Bancorp and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

Overview

Net income was $796,000, or $0.02 per diluted common share, and $29.9 million, or $0.72 per diluted common share, for the years ended December 31, 2025 and December 31, 2024, respectively. Significant variances from the prior year are as follows: a $22.9 million increase in net interest income, a $3.1 million increase in the provision for credit losses on loans, a $43.3 million increase in non-interest expense, which includes a $41.0 million, or $1.03 per share, non-cash, non-tax deductible goodwill impairment charge, and a $5.7 million increase in income tax expense. Net income for the year ended December 31, 2025 included additional tax expense of $580,000, or $0.01 per share, related to options that expired in May 2025. Net income for the year ended December 31, 2024 included a $3.4 million, or $0.06 per share, gain on the sale of property, additional tax expense of $795,000, or $0.02 per share, related to options that expired in June 2024, and severance expense of $683,000, or $0.01 per share, related to employee severance.

Assets increased by $87.6 million, or 1.5%, to $5.75 billion at December 31, 2025 compared to $5.67 billion at December 31, 2024. The increase was primarily due to an increase in available-for-sale debt securities of $311.6 million, or 28.3%, partially offset by decreases in loans receivable of $170.3 million, or 4.2%, goodwill of $41.0 million, or 100%, and other assets of $13.8 million, or 29.4%.

Liabilities increased by $102.3 million, or 2.1%, to $5.06 billion at December 31, 2025, from $4.96 billion at December 31, 2024, as the decrease in total deposits of $122.7 million (primarily due to a decrease in brokered deposits, which decreased by $222.9 million, or 84.6%, to $40.5 million at December 31, 2025, from $263.4 million at December 31, 2024) was more than offset by an increase in borrowings of $234.0 million.

Stockholders’ equity decreased by $14.6 million to $690.1 million at December 31, 2025, from $704.7 at December 31, 2024. The decrease was attributable to $15.0 million in stock repurchases and $21.2 million in dividend payments, partially offset by a $16.1 million decrease in accumulated other comprehensive loss associated with an increase in the estimated fair value of Northfield Bancorp’s debt securities available-for-sale portfolio, a $4.7 million increase in equity award activity, and net income of $796,000 for the year ended December 31, 2025.

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Northfield Bancorp believes that the most critical accounting policy upon which its financial condition and results of operation depend, and which involves the most complex subjective decisions or assessments, is the following:

Allowance for Credit Losses on Loans. Northfield Bancorp estimates and recognizes an allowance for lifetime expected credit losses for loans and other financial assets measured at amortized cost. See note 1 to Northfield Bancorp’s consolidated financial statements for further discussion of Northfield Bancorp’s accounting policies and methodologies for establishing the allowance for credit losses. Northfield Bancorp identified its policy on the allowance for credit losses on loans to be a critical accounting policy because management makes subjective and/or complex judgments about matters that are uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions.

The allowance for credit losses on loans is a critical accounting estimate for the following reasons:

•	Changes in the provision for credit losses can materially affect Northfield Bancorp’s financial results;

•

Estimates relating to the allowance for credit losses require us to utilize a reasonable and supportable forecast period based upon forward-looking economic scenarios in order to estimate probability of default and loss given default rates which Northfield Bancorp’s CECL methodology encompasses;

•

The allowance for credit losses on loans is influenced by factors outside of Northfield Bancorp’s control such as industry and business trends, as well as economic conditions such as trends in housing prices, interest rates, gross domestic product, inflation, and unemployment; and

•

Judgment is required to determine whether the models used to generate the allowance for credit losses on loans produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

The allowance for credit losses on loans has been determined in accordance with U.S. GAAP. Northfield Bancorp is responsible for the timely and periodic determination of the amount of the allowance required. Northfield Bancorp believes that its allowance for credit losses is adequate to cover losses.

Management performs a quarterly evaluation of the adequacy of the allowance for credit losses on loans. This quarterly process is performed by the accounting department, in conjunction with the credit administration department, and approved by the Allowance Committee, which consists of the Chief Executive Officer/President, Executive Vice President (“EVP”) & Chief Risk Officer, EVP & Chief Financial Officer, EVP & Chief Lending Officer, Senior Credit Officer, Senior Vice President (“SVP”) Collections and Asset Recovery, SVP & Director of Financial Reporting and the Assistant Vice President Financial Reporting. The Chief Financial Officer performs a final review of the calculation. All supporting documentation with regard to the evaluation process is maintained by the accounting department. Each quarter a summary of the allowance for credit losses is presented by the Chief Financial Officer to the Audit Committee of Northfield Bancorp’s board of directors.

Under the CECL methodology, the allowance for credit losses on loans has two components: (1) a collective reserve for estimated expected credit losses for pools of loans that share common risk characteristics and (2) an individual reserve for loans that do not share common risk characteristics with other loans, consisting of all loans designated as TDRs prior to the adoption of ASU 2022-02 and non-accrual loans with an outstanding balance of $500,000 or greater.

Allowance for Collectively Evaluated Loans Held-for-Investment

Northfield Bancorp estimates the collective reserve using a risk rating migration model which calculates the expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at default, taking into consideration prepayments, to calculate the quantitative component of the collective reserve. The metrics are based on the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred using Northfield Bancorp’s historical loss experience and comparable peer data loss history. The model’s expected losses based on loss history are adjusted for qualitative adjustments. Among other things, these adjustments include and account for differences in: (i) changes in lending policies and procedures; (ii) changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of Northfield Bank’s portfolio, including the condition of various market segments; (iii) changes in the experience, ability and depth of lending management and other relevant staff; (iv) changes in the quality of Northfield Bank’s loan review system; (v) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (vi) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in Northfield Bank’s existing portfolio.

Northfield Bancorp utilizes a two-year reasonable and supportable forecast period after which estimated losses revert to historical loss experience immediately for the remaining life of the loan. In establishing its estimate of expected credit losses, Northfield Bancorp utilizes five externally-sourced forward-looking economic scenarios developed by Moody’s Analytics (“Moody’s”) so as to incorporate uncertainties related to the economic environment. These scenarios, which range from more benign to more severe economic outlooks, include a “most likely outcome” (the “Baseline” scenario) and four less likely scenarios referred to as the “Upside” and “Downside” scenarios. Each scenario is weighted with a majority of the weighting placed on the Baseline scenario and lower weights placed on both the Upside and Downside scenarios. The weighting assigned by management is based on the economic outlook and available information at the reporting date. The model projects economic variables under each scenario based on detailed statistical analyses. Northfield Bancorp has identified and selected key variables that most closely correlated to its historical credit performance, which include: gross domestic product, unemployment, and three collateral indices: the Commercial Property Price Index, the Commercial Property Price Apartment Index and the Case-Shiller Home Price Index.

Northfield Bancorp’s allowance for credit losses is sensitive to a number of inputs, most notably the macroeconomic forecast assumptions as well as the reasonable and supportable forecasting periods that are incorporated in Northfield Bancorp’s estimate of credit losses on loans. Therefore, as the macroeconomic environment and related forecasts change or decisions are made to shorten or lengthen the forecasting period, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of Northfield Bank’s portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs.

The following table details the five Moody’s scenarios utilized in determining the allowance for credit losses on loans at December 31, 2025, and weightings of each scenario:

Model Scenario	Moody’s Scenario Description	Weight
S0	Upside - 4th Percentile	4%
S1	Upside - 10th Percentile	10%
S3	Downside - 90th Percentile	10%
S4	Downside - 96th Percentile	4%
Baseline	Baseline Scenario	72%

If Northfield Bancorp placed 100% weighting on the baseline scenario, the quantitative allowance for credit losses at December 31, 2025 would have been approximately $1.8 million lower. Conversely, if Northfield Bancorp removed the upside scenarios and reallocated the weights from S0 to S4 and S1 to S3, the allowance for credit losses would have increased approximately $1.9 million. These forecasts revert to Northfield Bancorp’s long-term historical average loss rate after a 24-month forecasting period.

Because of the of the high degree of judgment involved in management’s estimates of the allowance for credit losses, the subjectivity of assumptions used, and the potential for changes in the forecasted economic environment, there is uncertainty in such estimates. Changes in these estimates could significantly impact the allowance for credit losses on loans.

Allowance for Individually Evaluated Loans

Northfield Bancorp measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of all loans designated as TDRs prior to the adoption of ASU 2022-02 and non-accrual loans with an outstanding balance of $500,000 or greater. Loans individually evaluated for impairment are assessed to determine that the loan’s carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, Northfield Bancorp’s willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Actual results may be significantly different than Northfield Bancorp’s projections and its established allowance for credit losses on these loans, which could have a material effect on Northfield Bancorp’s financial results. Individually impaired loans that have no impairment losses are not considered for collective allowances described earlier.

Northfield Bank has a concentration of loans secured by real property located in New York, New Jersey, and, to a lesser extent, eastern Pennsylvania. As a substantial amount of Northfield Bank’s loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are reviewed by management and an independent third-party appraiser to determine that the resulting values reasonably reflect amounts realizable on the collateral. Based on the composition of its loan portfolio, Northfield Bank believes the primary risks are changes in interest rates, inflation, a decline in the economy generally, or a decline in real estate market values in New York, New Jersey, or eastern Pennsylvania. Any one or a combination of these events may adversely affect Northfield Bank’s loan portfolio resulting in delinquencies, increased credit losses, and increased credit loss provisions.

Although Northfield Bank believes it has established and maintain the allowance for credit losses at adequate levels, changes may be necessary if future economic or other conditions differ substantially from Northfield Bancorp’s estimation of the current operating environment. Although management uses the information available, the level of the allowance for credit losses remains an estimate that is subject to significant judgment and short-term change. In addition, the OCC, as an integral part of its examination process, will review Northfield Bank’s allowance for credit losses on loans and may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Allowance for Off-Balance Sheet Credit Exposures

Northfield Bancorp also maintains an allowance for estimated losses on off-balance sheet credit risks related to loan commitments and standby letters of credit. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. The allowance for credit losses for off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets and the corresponding provision is included in other non-interest expense.

Comparison of Financial Condition at December 31, 2025 and 2024

Total assets increased by $87.6 million, or 1.5%, to $5.75 billion at December 31, 2025, from $5.67 billion at December 31, 2024. The increase was primarily due to an increase in available-for-sale debt securities of $311.6 million, or 28.3%, partially offset by decreases in loans receivable of $170.3 million, or 4.2%, goodwill of $41.0 million, or 100%, and other assets of $13.8 million, or 29.4%.

Cash and cash equivalents decreased by $3.8 million, or 2.3%, to $164.0 million at December 31, 2025, from $167.7 million at December 31, 2024. Balances fluctuate based on the timing of receipt of security and loan repayments and the redeployment of cash into higher-yielding assets such as loans and securities, deposit inflows and the funding of deposit outflows or borrowing maturities.

Northfield Bancorp’s available-for-sale debt securities portfolio increased by $311.6 million, or 28.3%, to $1.41 billion at December 31, 2025, from $1.10 billion at December 31, 2024. The changes reflect the purchase of higher-yielding mortgage-related securities with excess cash and proceeds from the maturities of other securities and paydown of lower-yielding multifamily loans. At December 31, 2025, $1.38 billion of the portfolio consisted of residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. In addition, Northfield Bancorp held $32.2 million in corporate bonds, substantially all of which were considered investment grade, $614,000 in municipal bonds, and $558,000 in U.S. Government agency securities at December 31, 2025. Gross unrealized losses, net of tax, on available-for-sale debt securities and held-to-maturity securities approximated $10.5 million and $206,000, respectively, at December 31, 2025, and $21.8 million and $400,000, respectively, at December 31, 2024.

Equity securities were $5.0 million at December 31, 2025 and $14.3 million at December 31, 2024. Equity securities are primarily comprised of an investment in a Small Business Administration (“SBA”) Loan Fund. This investment is utilized by Northfield Bank as part of its Community Reinvestment Act program. The decrease in equity securities was primarily due to a redemption, at par, of $5.0 million of Northfield Bancorp’s investment in the SBA Loan Fund in the second quarter of 2025 and a $4.3 million decrease in money market mutual funds, which were liquidated in the third quarter of 2025.

Loans held for investment, net, decreased by $165.5 million to $3.86 billion at December 31, 2025, from $4.02 billion at December 31, 2024, primarily due to a decrease in multifamily real estate loans, partially offset by increases in all other loan categories. The decrease in multifamily loan balances reflects Northfield Bancorp’s continued strategic focus on managing concentration risk within its multifamily real estate loan portfolio, while maintaining disciplined loan pricing. Multifamily loans decreased $236.1 million, or 9.1%, to $2.36 billion at December 31, 2025 from $2.60 billion at December 31, 2024. Home equity loans and lines of credit increased $24.5 million, or 14.1%, to $198.6 million at December 31, 2025 from $174.1 million at December 31, 2024, attributable to new originations, existing customers drawing down on their lines of credit, and decreases in paydowns. Commercial real estate loans increased $21.6 million, or 2.4%, to $911.4 million at December 31, 2025 from $889.8 million at December 31, 2024, attributable to new originations. One-to-four family residential loans increased $14.9 million, or 9.9%, to $165.1 million at December 31, 2025 from $150.2 million at December 31, 2024, attributable to retail originations of $12.3 million through Northfield Bank’s recently established mortgage department and the purchase of $25.8 million of residential mortgage pools from other banks, partially offset by paydowns. Construction and land loans increased $8.6 million, or 24.0%, to $44.5 million at December 31, 2025 from $35.9 million at December 31, 2024, as Northfield Bank entered into a $10.9 million loan participation with another bank related to a multifamily development in New Jersey of which Northfield Bank had advanced $9.5 million through December 31, 2025. Commercial and industrial loans increased $2.7 million, or 1.7%, to $166.2 million at December 31, 2025 from $163.4 million at December 31, 2024, as the result of continued expansion of Northfield Bank’s lending team.

As of December 31, 2025, non-owner occupied commercial real estate loans (as defined by regulatory guidance) to total risk-based capital was estimated at approximately 380%. Management believes that Northfield Bank (the “Bank”) maintains appropriate risk management practices including risk assessments, board-approved underwriting policies and related procedures, which includes monitoring Bank portfolio performance, performing market analysis (economic and real estate), and stressing of Northfield Bank’s commercial real estate portfolio under severe, adverse economic conditions. Although management believes Northfield Bank has implemented appropriate policies and procedures to manage its commercial real estate concentration risk, Northfield Bank’s regulators could require it to implement additional policies and procedures or could require it to maintain higher levels of regulatory capital, which might adversely affect its loan originations, Northfield Bancorp’s ability to pay dividends, and overall profitability.

Northfield Bank’s real estate portfolio includes credit risk exposure to loans collateralized by office buildings and multifamily properties in New York State subject to some form of rent regulation limiting increases for rent-stabilized multifamily properties. At December 31, 2025, office-related loans represented $174.7 million, or 4.5% of Northfield Bank’s total loan portfolio, with an average balance of $1.8 million (although Northfield Bank has originated these types of loans in amounts substantially greater than this average) and a weighted average loan-to-value ratio of 58%. Approximately 39% were owner-occupied. The geographic locations of the properties collateralizing Northfield Bank’s office-related loans are: 49.9% in New York, 48.6% in New Jersey and 1.5% in Pennsylvania. At December 31, 2025, Northfield Bank’s largest office-related loan had a principal balance of $86.4 million (with a net active principal balance for Northfield Bank of $28.8 million as it has a 33.3% participation interest), was secured by an office facility located in Staten Island, New York, and was performing in accordance with its original contractual terms. At December 31, 2025, multifamily loans that have some form of rent stabilization or rent control totaled approximately $418.8 million, or 10.9% of Northfield Bank’s total loan portfolio, with an average balance of $1.7 million (although Northfield Bank has originated these type of loans in amounts substantially greater than this average) and a weighted average loan-to-value ratio of 50%. At December 31, 2025, Northfield Bank’s largest rent-regulated loan had a principal balance of $16.4 million, was secured by an apartment building located in Staten Island, New York, and was performing in accordance with its original contractual terms. Management continues to closely monitor its office and rent-regulated portfolios. For further details on Northfield Bank’s rent-regulated multifamily portfolio see “— Asset Quality.”

PCD loans totaled $8.3 million and $9.2 million at December 31, 2025 and December 31, 2024, respectively. The majority of the remaining PCD loan balance consists of loans acquired as part of a Federal Deposit Insurance Corporation-assisted transaction. Northfield Bancorp accreted interest income of $945,000 and $1.3 million attributable to PCD loans for the years ended December 31, 2025 and December 31, 2024, respectively. PCD loans had an allowance for credit losses of approximately $2.6 million and $2.9 million at December 31, 2025 and December 31, 2024, respectively.

Bank-owned life insurance increased $7.1 million, or 4.0%, to $182.8 million at December 31, 2025, as compared to $175.8 million at December 31, 2024. The increase resulted from income earned on bank-owned life insurance for the year ended December 31, 2025, which was primarily due to the restructuring and enhancements in Northfield Bank’s bank-owned life insurance policies into higher-yielding policies in the fourth quarter of 2024.

FHLBNY stock increased by $10.7 million, or 29.7%, to $46.6 million at December 31, 2025, from $35.9 million at December 31, 2024. The increase in FHLBNY stock directly correlates with higher short-term borrowing balances at December 31, 2025, as compared to December 31, 2024.

Goodwill decreased by $41.0 million, or 100%, to $0 at December 31, 2025, as Northfield Bancorp recorded a non-cash, non-tax deductible goodwill impairment charge in the fourth quarter of 2025, based on Northfield Bancorp’s annual goodwill impairment test which included market related considerations.

Other assets decreased by $11.7 million, or 25.0%, to $35.2 million at December 31, 2025, from $46.9 million at December 31, 2024. The decrease was primarily attributable to a decrease in deferred tax assets due to a decrease in unrealized losses on the securities available-for-sale portfolio.

Total liabilities increased $102.3 million, or 2.1%, to $5.06 billion at December 31, 2025 as compared to $4.96 billion at December 31, 2024. The increase was primarily attributable to an increase in borrowings of $234.0 million, partially offset by a decrease in deposits of $122.7 million. Brokered deposits decreased by $222.9 million, or 84.6%, to $40.5 million at December 31, 2025, from $263.4 million at December 31, 2024, as Northfield Bancorp placed less reliance on brokered deposits, which had been used as a lower-cost alternative to borrowings. Northfield Bancorp routinely utilizes brokered deposits and borrowed funds to manage interest rate risk, the cost of interest-bearing liabilities, and funding needs related to loan originations and deposit activity.

Deposits, excluding brokered deposits, increased $100.2 million, or 2.6%, to $3.98 billion at December 31, 2025, as compared to $3.88 billion at December 31, 2024. The increase in deposits, excluding brokered deposits, was primarily attributable to increases of $164.4 million in transaction accounts, and $3.3 million in money market accounts, partially offset by decreases of $21.9 million in time deposits, and $45.6 million in savings accounts. Growth in transaction accounts was primarily due to new municipal relationships and new commercial relationships. The decrease in time deposits and savings accounts was attributable to Northfield Bancorp’s focus on growing low/no cost checking deposits and choosing not to compete with competitors offering higher rate time deposits and savings accounts.

Estimated gross uninsured deposits at December 31, 2025 were $1.99 billion. This total includes fully collateralized uninsured government deposits and intercompany deposits of $1.03 billion, leaving estimated uninsured deposits of approximately $952.9 million, or 23.7%, of total deposits. At December 31, 2024, estimated uninsured deposits, excluding fully collateralized uninsured governmental deposits and intercompany deposits of $923.8 million, totaled $896.5 million, or 21.7% of total deposits.

Borrowed funds increased to $961.9 million at December 31, 2025, from $727.8 million at December 31, 2024. The increase in borrowings was primarily due to a $130.0 million increase in borrowings under an overnight line of credit, and a $103.8 million increase in other borrowings, which were used in lieu of higher-costing brokered deposits. Management utilizes borrowings to mitigate interest rate risk, for short-term liquidity, and to a lesser extent from time to time, as part of leverage strategies.

Total stockholders’ equity decreased by $14.6 million to $690.1 million at December 31, 2025, from $704.7 at December 31, 2024. The decrease was attributable to $15.0 million in stock repurchases and $21.2 million in dividend payments, partially offset by a $16.1 million decrease in accumulated other comprehensive loss associated with an increase in the estimated fair value of Northfield Bancorp’s debt securities available-for-sale portfolio, a $4.7 million increase in equity award activity, and net income of $796,000 for the year ended December 31, 2025. During the year December 31, 2025, Northfield Bancorp repurchased 1.3 million shares of its common stock outstanding at an average price of $11.52 for a total of $15.0 million pursuant to the approved stock repurchase plans. As of December 31, 2025, Northfield Bancorp had no outstanding repurchase program.

Comparison of Operating Results for the Years Ended December 31, 2025 and 2024

Net Income. Net income was $796,000 and $29.9 million for the years ended December 31, 2025 and December 31, 2024, respectively. Significant variances from the prior year are as follows: a $22.9 million increase in net interest income, a $3.1 million increase in the provision for credit losses on loans, a $43.3 million increase in non-interest expense, which includes a $41.0 million non-cash, non-tax deductible goodwill impairment charge, and a $5.7 million increase in income tax expense.

Interest Income. Interest income increased $11.2 million, or 4.7%, to $249.1 million for the year ended December 31, 2025, from $237.9 million for the year ended December 31, 2024, The increase in interest income was primarily due to a 26 basis point increase in yields on interest-earning assets, which increased to 4.62% for the year ended December 31, 2025, from 4.36% for the year ended December 31, 2024, due to higher yields on mortgage-backed securities and loans, partially offset by a $71.0 million, or 1.3%, decrease in the average balance of interest-earning assets. The decrease was primarily due to decreases in the average balance of loans of $175.3 million, the average balance of other securities of $224.3 million, and the average balance of interest-earning deposits in financial institutions of $88.6 million, partially offset by an increase in the average balance of mortgage-backed securities of $415.9 million. The changes reflect the purchase of higher-yielding mortgage-related securities with excess cash and proceeds from the maturities of other securities and paydown of lower-yielding multifamily loans. Net interest income for the year ended December 31, 2025, included $609,000 of interest income related to the settlement of a non-accrual loan in May 2025. Northfield Bancorp accreted interest income related to PCD loans of $945,000 for the year ended December 31, 2025, as compared to $1.3 million for the year ended December 31, 2024. Net interest income for the year ended December 31, 2025, included loan prepayment income of $1.4 million as compared to $863,000 for the year ended December 31, 2024.

Interest Expense. Interest expense decreased $11.7 million, or 9.5%, to $111.7 million for the year ended December 31, 2025, as compared to $123.4 million for the year ended December 31, 2024. The decrease in interest expense was primarily due to a decrease in the average balance of interest-bearing liabilities of $99.1 million, or 2.3%, as well as a decrease in the cost of interest-bearing liabilities, which decreased by 21 basis points to 2.70% for the year ended December 31, 2025, from 2.91% for the year ended December 31, 2024. The average balance of interest-bearing liabilities decreased primarily due to a $229.9 million, or 23.4%, decrease in the average balance of borrowed funds, partially offset by a $130.6 million, or 4.1%, increase in the average balance of interest-bearing deposits. The decrease in the cost of interest-bearing liabilities was driven by a 20 basis point decrease in the cost of interest-bearing deposits to 2.37% from 2.57% due to the lower interest rate environment, partially offset by a seven basis point increase in the cost of borrowed funds to 3.92% from 3.85%, resulting primarily from increased utilization of short-term FHLB advances.

Net Interest Income. Net interest income for the year ended December 31, 2025, increased $22.9 million, or 20.0%, to $137.4 million, from $114.5 million for the year ended December 31, 2024, primarily due to a 45 basis point increase in net interest margin to 2.55% for the year ended December 31, 2025 from 2.10% for the year ended December 31, 2024. The increase in net interest margin was primarily due to higher yields on loans and mortgage-backed securities, coupled with a decrease in the cost of interest-bearing liabilities. For the year ended December 31, 2024, net interest margin was negatively affected by approximately 10 basis points due to a leverage strategy implemented in the first quarter of 2024. In January 2024, Northfield Bancorp borrowed $300 million from the Federal Reserve Bank through the Bank Term Funding Program at favorable terms and conditions and invested the proceeds at higher rates. These borrowings were repaid in full as of December 31, 2024.

Provision for Credit Losses. The provision for credit losses on loans increased by $3.1 million to $7.4 million for the year ended December 31, 2025, compared to $4.3 million for the year ended December 31, 2024, primarily due to an increase in general reserves related to a worsening macroeconomic forecast in the current year within Northfield Bancorp’s CECL model, higher reserves associated with certain loans which were downgraded, and higher qualitative reserves in the multifamily portfolio. The increase in reserves was partially offset by a decline in loan balances and lower net-charge-offs. Net charge-offs were $4.4 million for the year ended December 31, 2025, as compared to net charge-offs of $6.6 million for the year ended December 31, 2024, which included charge-offs of $4.2 million and $5.5 million on small business unsecured commercial and industrial loans for the years ended December 31, 2025 and 2024, respectively. Management continues to monitor the small business unsecured commercial and industrial loan portfolio, which totaled $20.6 million at December 31, 2025.

Non-interest Income. Non-interest income increased by $128,000, or 0.8%, to $17.0 million for the year ended December 31, 2025, from $16.8 million for the year ended December 31, 2024. The increase was primarily due to an increase in income on bank-owned life insurance of $2.9 million, primarily related to the exchange of certain policies in the fourth quarter of 2024, which have higher yields, a $440,000 increase in fees and service charges for customer services, attributable to higher overdraft fees, and a $253,000 increase in other non-interest income, primarily due to higher loan swap fee income. The increases were partially offset by a $3.4 million gain on the sale of property in the fourth quarter of 2024.

Non-interest Expense. Non-interest expense increased $43.3 million, or 50.1%, to $129.9 million for the year ended December 31, 2025, compared to $86.5 million for the year ended December 31, 2024. The increase was primarily driven by a non-cash, non-tax deductible goodwill impairment charge of $41.0 million in the current quarter. The remaining increase in non-interest expense was primarily due to a $2.0 million increase in employee compensation and benefits, primarily attributable to higher salary expense related to annual merit increases, an increase in headcount, and higher stock compensation expense as the prior year included a credit of $461,000 related to performance stock awards not expected to vest. Partially offsetting the increase was a decrease of $683,000 related to severance expense recorded in the year ended December 31, 2024. Additionally, there was a $1.2 million increase in data processing costs attributable to an increase in core system expenses commensurate with deposit account growth and digital banking system conversion expenses, and a $380,000 increase in professional fees primarily due to outsourced consulting services and recruitment fees. Partially offsetting the increases was a $510,000 decrease in credit loss expense/(benefit) for off-balance sheet exposure. The decrease in credit loss expense/(benefit) for off-balance sheet exposure was due to a benefit of $228,000 recorded during the year ended December 31, 2025, as compared to a provision of $282,000 for the year ended December 31, 2024, due to a decrease in the pipeline of loans committed and awaiting closing. Additionally, there was a $222,000 decrease in furniture and equipment expense due to lower depreciation charges and a $360,000 decrease in other non-interest expense, primarily due to decreases in loan and collection costs and other general operating expenses.

Income Tax Expense. Northfield Bancorp recorded income tax expense of $16.3 million for the year ended December 31, 2025, compared to $10.6 million for the year ended December 31, 2024, with the increase due to higher taxable income. The effective tax rate for the year ended December 31, 2025, was 95.3%, compared to 26.1% for the year ended December 31, 2024, the current year rate being impacted by a $41.0 million non-tax deductible goodwill impairment charge.

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

Net Income. Net income was $29.9 million and $37.7 million for the years ended December 31, 2024 and December 31, 2023, respectively. Significant variances from the prior year are as follows: a $10.2 million decrease in net interest income, a $2.9 million increase in the provision for credit losses on loans, a $4.9 million increase in non-interest income, a $3.1 million increase in non-interest expense, and a $3.5 million decrease in income tax expense.

Interest Income. Interest income increased $29.1 million, or 13.9%, to $237.9 million for the year ended December 31, 2024, from $208.8 million for the year ended December 31, 2023, The increase in interest income was primarily due to a $151.7 million, or 2.9%, increase in the average balance of interest-earning assets coupled with a 43 basis point increase in yields on interest-earning assets, which increased to 4.36% for the year ended December 31, 2024, from 3.93% for the year ended December 31, 2023, due to the rising rate environment. The increase in the average balance of interest-earning assets was primarily due to increases in the average balance of mortgage-backed securities of $149.3 million, the average balance of interest-earning deposits in financial institutions of $91.4 million, and the average balance of other securities of $55.1 million, partially offset by a decrease in the average balance of loans of $141.7 million. Northfield Bancorp accreted interest income related to PCD loans of $1.3 million for both years ended December 31, 2024 and December 31, 2023. Net interest income for the year ended December 31, 2024, included loan prepayment income of $863,000 as compared to $1.6 million for the year ended December 31, 2023.

Interest Expense. Interest expense increased $39.3 million, or 46.7%, to $123.4 million for the year ended December 31, 2024, as compared to $84.1 million for the year ended December 31, 2023. The increase in interest expense was largely driven by the cost of interest-bearing liabilities, which increased by 80 basis points to 2.91% for the year ended December 31, 2024, from 2.11% for the year ended December 31, 2023, driven primarily by a 96 basis point increase in the cost of interest-bearing deposits from 1.61% to 2.57% for the year ended December 31, 2024, and, to a lesser extent, a 27 basis point increase in the cost of borrowings from 3.58% to 3.85% due to rising market interest rates, a shift in the composition of the deposit portfolio towards higher-costing certificates of deposit and a continuing reliance on borrowings. The increase in interest expense was also due to a $249.1 million, or 6.2%, increase in the average balance of interest-bearing liabilities, which consisted of an increase of $161.2 million in the average balance of interest-bearing deposits and an $87.8 million in the average balance of borrowed funds.

Net Interest Income. Net interest income for the year ended December 31, 2024, decreased $10.2 million, or 8.2%, to $114.5 million, from $124.7 million for the year ended December 31, 2023, primarily due to a 25 basis point decrease in net interest margin to 2.10% for the year ended December 31, 2024 from 2.35% for the year ended December 31, 2023. The decrease in net interest margin was primarily due to interest-bearing liabilities repricing faster than interest-earning assets. The net interest margin was negatively affected by approximately 10 basis points due to a leverage strategy implemented in the first quarter of 2024. In January 2024, Northfield Bancorp borrowed $300 million from the Federal Reserve Bank through the BTFP at favorable terms and conditions and invested the proceeds at higher rates. These borrowings were repaid in full as of December 31, 2024.

Provision for Credit Losses. The provision for credit losses on loans increased by $2.9 million to $4.3 million for the year ended December 31, 2024, compared to $1.4 million for the year ended December 31, 2023, primarily due to an increase in the specific reserve component of the allowance for credit losses, which was partially offset by a decrease in the general reserve component of the allowance for credit losses. The increase in the specific reserve was primarily related to a $1.2 million increase in reserves related to commercial and industrial loans. The decline in the general reserve component of the allowance for credit losses resulted from a decline in loan balances and an improvement in the macroeconomic forecast for the current period within Northfield Bancorp’s CECL model, partially offset by an increase in reserves related to changes in model assumptions, including the slowing of prepayment speeds, and an increase in reserves in the commercial and industrial portfolio related to an increase in non-performing loans and higher loan balances in that portfolio. Net charge-offs were $6.6 million for the year ended December 31, 2024, as compared to net charge-offs of $6.4 million for the year ended December 31, 2023, and included charge-offs of $5.5 million and $6.2 million on small business unsecured commercial and industrial loans for the years ended December 31, 2024 and 2023, respectively. Management continues to monitor the small business unsecured commercial and industrial loan portfolio, which totaled $28.9 million at December 31, 2024.

Non-interest Income. Non-interest income increased $4.9 million, or 41.4%, to $16.8 million for the year ended December 31, 2024, from $11.9 million for the year ended December 31, 2023, primarily due to a $3.4 million gain on sale of property, a $951,000 increase in fees and service charges for customer services, related to an increase in analysis fees and service charges on deposit accounts, and a $585,000 increase in income on bank owned life insurance, due to the restructuring and enhancements in Northfield Bancorp’s bank-owned life insurance policies in the fourth quarter of 2024.

Non-interest Expense. Non-interest expense increased $3.1 million, or 3.7%, to $86.5 million for the year ended December 31, 2024, compared to $83.5 million for the year ended December 31, 2023. The increase was primarily due to a $2.8 million increase in employee compensation and benefits, primarily attributable to higher salary expense related to annual merit increases and higher medical expense. Partially offsetting the increase was a $461,000 decrease in stock compensation expense related to performance stock awards not expected to vest. Employee compensation and benefits expense also included severance expense of $683,000 for the year ended December 31, 2024, as compared to $440,000 for the year ended December 31, 2023. During the second quarter of 2024, due to current economic conditions, Northfield Bancorp implemented a workforce reduction plan which included modest layoffs and staffing realignments. Additionally, non-interest expense included an $837,000 increase in credit loss expense/(benefit) for off-balance sheet exposure due to a provision of $282,000 recorded during the year ended December 31, 2024, as compared to a benefit of $555,000 for the year ended December 31, 2023. The benefit in the prior year period was attributable to a decrease in the pipeline of loans committed and awaiting closing. Partially offsetting the increases was a $602,000 decrease in advertising expense due to a change in marketing strategy and the timing of specific deposit and lending campaigns.

Income Tax Expense. Northfield Bancorp recorded income tax expense of $10.6 million for the year ended December 31, 2024, compared to $14.1 million for the year ended December 31, 2023, with the decrease due to lower taxable income. The effective tax rate for the year ended December 31, 2024, was 26.1%, compared to 27.2% for the year ended December 31, 2023.

Average Balances and Yields

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as Northfield Bancorp had no tax-free interest-earning assets during the years. All average balances are daily average balances based upon amortized costs. Non-accrual loans are included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,
	2025			2024			2023
	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans(1)	$3,931,319	$184,832	4.70%	$4,106,641	$183,932	4.48%	$4,248,355	$181,638	4.28%
Mortgage-backed securities(2)	1,247,621	55,608	4.46	831,681	29,406	3.54	682,416	14,708	2.16
Other securities(2)	69,474	2,000	2.88	293,776	11,459	3.90	238,722	5,087	2.13
FHLBNY stock	39,691	3,128	7.88	38,350	3,704	9.66	40,684	3,113	7.65
Interest-earning deposits	100,738	3,528	3.50	189,379	9,407	4.97	97,975	4,249	4.34

Total interest-earning assets	5,388,843	249,096	4.62	5,459,827	237,908	4.36	5,308,152	208,795	3.93

Non-interest-earning assets	280,950			271,162			247,050

Total assets	$5,669,793			$5,730,989			$5,555,202

Interest-bearing liabilities:
Savings, NOW, and money market accounts	$2,516,697	$48,970	1.95%	$2,449,037	$50,228	2.05%	$2,463,455	$30,408	1.23%
Certificates of deposit	809,542	29,915	3.70	746,629	32,044	4.29	571,041	18,345	3.21

Total interest-bearing deposits	3,326,239	78,885	2.37	3,195,666	82,272	2.57	3,034,496	48,753	1.61
Borrowings	753,134	29,525	3.92	982,994	37,822	3.85	895,229	32,055	3.58
Subordinated debt	61,546	3,320	5.39	61,322	3,329	5.43	61,169	3,320	5.43

Total interest-bearing liabilities	4,140,919	111,730	2.70	4,239,982	123,423	2.91	3,990,894	84,128	2.11
Non-interest-bearing deposits	722,711			694,543			770,939
Accrued expenses and other liabilities	93,373			100,704			102,563

Total liabilities	4,957,003			5,035,229			4,864,396
Stockholders’ equity	712,790			695,760			690,806

Total liabilities and stockholders’ equity	$5,669,793			$5,730,989			$5,555,202

Net interest income		$137,366			$114,485			$124,667

Net interest rate spread(3)			1.92%			1.45%			1.82%
Net interest-earning assets(4)	$1,247,924			$1,219,845			$1,317,258

Net interest margin(5)			2.55%			2.10%			2.35%
Average interest-earning assets to interest-bearing liabilities			130.14%			128.77%			133.01%

(1)	Includes non-accruing loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan fees, which was not material.
(2)	Securities available-for-sale are reported at amortized cost.
(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on Northfield Bancorp’s net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2025 vs. 2024			Year Ended December 31, 2024 vs. 2023
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$(6,189)	$7,089	$900	$(5,383)	$7,677	$2,294
Mortgage-backed securities	14,986	11,216	26,202	3,742	10,956	14,698
Other securities	(7,958)	(1,501)	(9,459)	1,385	4,987	6,372
FHLBNY stock	118	(694)	(576)	(166)	757	591
Interest-earning deposits	(4,075)	(1,804)	(5,879)	4,463	695	5,158

Total interest-earning assets	(3,118)	14,306	11,188	4,041	25,072	29,113

Interest-bearing liabilities:
Savings, NOW and money market accounts	1,471	(2,729)	(1,258)	(177)	19,997	19,820
Certificates of deposit	3,278	(5,407)	(2,129)	6,546	7,153	13,699

Total deposits	4,749	(8,136)	(3,387)	6,369	27,150	33,519
Borrowings	(9,283)	977	(8,306)	3,376	2,400	5,776

Total interest-bearing liabilities	(4,534)	(7,159)	(11,693)	9,745	29,550	39,295

Change in net interest income	$1,416	$21,465	$22,881	$(5,704)	$(4,478)	$(10,182)

Asset Quality

PCD Loans (Held-for-Investment)

Based on a detailed review of PCD loans and experience in loan workouts, management believes it has a reasonable expectation about the amount and timing of future cash flows and accordingly has classified PCD loans of $8.3 million at December 31, 2025 and $9.2 million at December 31, 2024 as accruing, even though they may be contractually past due. 4.0% of PCD loans were past due 30 to 89 days, and 23.2% were past due 90 days or more, as compared to 2.1% and 24.9%, respectively, at December 31, 2024.

Loans

General. Maintaining loan quality historically has been, and will continue to be, a key element of Northfield Bancorp’s business strategy. Northfield Bank employs conservative underwriting standards for new loan originations and maintains sound credit administration practices while the loans are outstanding. In addition, substantially all of Northfield Bank’s loans are secured, predominantly by real estate. At December 31, 2025, Northfield Bank’s non-performing loans totaled $16.1 million, or 0.42% of total loans. At the same time, net charge-offs have remained low at 0.11% of average loans outstanding for the year ended December 31, 2025, as compared to 0.16% for the year ended December 31, 2024, and 0.15% for the year ended December 31, 2023.

Non-performing Assets and Delinquent Loans. The following table details non-performing assets consisting of non-performing loans held-for-investment and non-performing loans held-for-sale at December 31, 2025 and 2024 (in thousands):

	December 31,
	2025	2024
Non-accrual loans:
Held-for-investment	$15,210	$14,264
Loans 90 days or more past due and still accruing:
Held-for-investment	925	1,186

Total non-performing loans held-for-investment	16,135	15,450
Other non-performing loans held-for-sale	—	4,897

Total non-performing loans	16,135	20,347

Total non-performing assets	$16,135	$20,347

Accruing loans 30 to 89 days delinquent	$11,424	$9,336

The following table details non-performing loans by loan type at December 31, 2025 and 2024 (in thousands):

	December 31,
	2025	2024
Held-for-investment
Real estate loans:
Multifamily	$3,688	$2,609
Commercial mortgage	5,012	4,578
Home equity and lines of credit	1,778	1,270
Commercial and industrial	4,732	5,807

Total non-accrual loans held-for-investment	15,210	14,264

Loans delinquent 90 days or more and still accruing:
Real estate loans:
Multifamily	$—	$164
Commercial mortgage	51	—
One-to-four family residential	863	882
Home equity and lines of credit	7	140
Other	4	—

Total loans delinquent 90 days or more and still accruing held-for-investment	925	1,186

Non-performing loans held-for-sale
Commercial mortgage	—	4,397
Commercial and industrial	—	500

Total non-performing loans held-for-sale	—	4,897

Total non-performing loans	$16,135	$20,347

Total non-performing assets	$16,135	$20,347

Northfield Bancorp’s non-performing loans at December 31, 2025, totaled $16.1 million, or 0.42% of total loans, as compared to $20.3 million, or 0.51% of total loans at December 31, 2024. The decrease in non-performing loans was primarily due to the decrease in non-performing loans held-for-sale due to repayment of the loans in full from a settlement agreement in bankruptcy. The increase in non-accrual multifamily loans at December 31, 2025 as compared to December 31, 2024, was primarily due to one loan with an outstanding balance of $1.1 million that was placed on non-accrual as it was 92 days past due at December 31, 2025. The loan is considered well secured by collateral property in New Jersey with an appraised value of $1.9 million and is in the process of collection.

At December 31, 2025 and 2024, Northfield Bancorp had no assets acquired through foreclosure.

Generally, loans, excluding PCD loans, are placed on non-accrual status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six consecutive months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accrual status.

At December 31, 2025, total non-performing loans included $175,000 of modified loans to borrowers experiencing financial difficulty and $2.8 million of TDR loans that existed prior to adoption of ASU 2022-02. At December 31, 2024, total non-performing loans included $2.7 million of modified loans to borrowers experiencing financial difficulty and $2.9 million of TDR loans that existed prior to the adoption of ASU 2022-02.

The following table sets forth the total amounts of delinquencies for accruing loans that were 30 to 89 days past due by type and by amount at the dates indicated (in thousands):

	December 31,
	2025	2024
Real estate loans:
Multifamily	$471	$2,831
Commercial mortgage	6,984	78
One-to-four family residential	1,124	2,407
Home equity and lines of credit	1,110	1,472
Commercial and industrial loans	1,735	2,545
Other loans	—	3

	$11,424	$9,336

The increase in delinquent commercial mortgage loans was primarily due to one loan which had an outstanding balance of $6.5 million and was 61 days past due at December 31, 2025. The loan is secured by collateral property with an appraised value of $13.1 million. The decrease in delinquent multifamily loans was primarily due to one loan which had an outstanding balance of $2.1 million at December 31, 2024 and was 31 days past due at that date, becoming current as of December 31, 2025.

Allowance for Credit Losses

The allowance for credit losses to non-performing loans held-for-investment increased from 227.72% at December 31, 2024 to 236.42% at December 31, 2025. This increase was primarily attributable to an increase of $3.0 million, or 8.4%, in the allowance for credit losses, partially offset by an increase in non-performing loans held-for-investment of $685,000 to $16.1 million at December 31, 2025, from $15.5 million at December 31, 2024.

Northfield Bancorp utilizes external appraisals to determine the fair value of the underlying collateral in its analysis of impaired loans. A third-party appraisal is generally ordered as soon as a loan is designated as an impaired loan and updated annually, or more frequently if required. Generally, non-performing loans are charged down to the appraised value of collateral less costs to sell for collateral-dependent loans and to the present value of the expected future cash flows for non-collateral dependent loans, which reduces allowance for credit losses and consequently the ratio of the allowance for credit losses to non-performing loans. Downward adjustments to appraisal values, primarily to reflect “quick sale” discounts, are generally recorded as specific reserves within the allowance for credit losses.

The allowance for credit losses to total loans held-for-investment, net, was 0.99% at December 31, 2025, as compared to 0.87% at December 31, 2024. The increase in the coverage ratio from December 31, 2024 was primarily attributable to an increase of $3.0 million, or 8.4%, in the allowance for credit losses from December 31, 2024 to December 31, 2025, as well as a decrease in the loan portfolio of $165.5 million, or 4.1%. The increase in the allowance for credit losses during the year was primarily attributable to an increase in general reserves related to a worsening macroeconomic forecast in the current year within Northfield Bancorp’s CECL model, higher reserves associated with certain loans which were downgraded during the year, and higher qualitative reserves in the multifamily portfolio, partially offset by a decline in loan balances and lower net-charge-offs.

Specific reserves on loans individually evaluated for impairment remained stable at $1.2 million and $1.3 million for the years ended December 31, 2025 and December 31, 2024, respectively. At December 31, 2025, Northfield Bancorp had 18 loans classified as individually impaired and recorded $1.2 million of specific reserves on two of the 18 impaired loans. At December 31, 2024, Northfield Bancorp had 20 loans classified as individually impaired and recorded $1.3 million of specific reserves on three of the 20 impaired loans.

The following table sets forth activity in Northfield Bancorp’s allowance for credit losses, by loan type, at December 31, for the years indicated (in thousands):

	Real estate loans							Total Allowance for Credit Losses
	Commercial(1)	One-to-four Family Residential	Construction and Land	Home Equity and Lines of Credit	Commercial and Industrial	Other	PCD
2022	$29,485	$3,936	$324	$866	$4,114	$9	$3,883	$42,617
Provision/(benefit) for credit losses	(6,301)	(651)	(175)	838	8,445	(3)	(800)	1,353
Recoveries	71	—	—	1	63	—	10	145
Charge-offs	—	—	—	—	(6,572)	—	(8)	(6,580)

2023	23,255	3,285	149	1,705	6,050	6	3,085	37,535
Provision/(benefit) for credit losses	(2,227)	(1,049)	(46)	457	7,329	(2)	(181)	4,281
Recoveries	57	9	—	92	218	—	—	376
Charge-offs	(136)	—	—	—	(6,873)	—	—	(7,009)

2024	20,949	2,245	103	2,254	6,724	4	2,904	35,183
Provision/(benefit) for credit losses	3,471	(32)	(1)	626	3,315	—	23	7,402
Recoveries	62	—	—	—	1,143	—	37	1,242
Charge-offs	—	—	—	—	(5,340)	—	(343)	(5,683)

2025	$24,482	$2,213	$102	$2,880	$5,842	$4	$2,621	$38,144

(1)	Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

During the year ended December 31, 2025, Northfield Bancorp recorded net charge-offs of $4.4 million, as compared to net charge-offs of $6.6 million for the year ended December 31, 2024, and net charge-offs of $6.4 million for the year ended December 31, 2023. Charge-offs in 2025, 2024 and 2023 were primarily related to small business unsecured commercial and industrial loans. The increase in the allowance for credit losses from 2024 to 2025 in the commercial portfolio was primarily attributable to a worsening economic forecast within Northfield Bancorp’s CECL model, an increase in loan balances in Northfield Bank’s commercial real estate portfolio, and risk-rating downgrades of certain loans within Northfield Bank’s multifamily portfolio. The increase in the allowance for credit losses in the home equity and lines of credit portfolio from 2024 to 2025 was primarily attributable to an increase in non-performing loans in the portfolio. The decrease in the allowance for credit losses in the commercial and industrial portfolio was primarily due to higher charge-offs.

Management of Market Risk

General. A majority of Northfield Bancorp’s assets and liabilities are monetary in nature. Consequently, Northfield Bancorp’s most significant form of market risk is interest rate risk. Northfield Bancorp’s assets, consisting primarily of mortgage-related securities, other securities and bonds and loans, generally have longer maturities than its liabilities, which consist primarily of deposits and wholesale borrowings. As a result, a principal part of Northfield Bancorp’s business strategy involves managing interest rate risk and limiting the exposure of its net interest income to changes in market interest rates. Accordingly, the board of directors of Northfield Bancorp has established a Management Asset-Liability Committee (“MALCO”), comprised of Northfield Bank’s SVP & Chief Investment Officer and Treasurer, who chairs this Committee, its President & Chief Executive Officer, its EVP & Chief Risk Officer, its EVP & Chief Financial Officer, its EVP & Chief Lending Officer, and its EVP & Chief Branch Administration, Deposit Operations & Business Development Officer, and other officers and staff as necessary or appropriate. This committee is responsible for, among other things, evaluating the interest rate risk inherent in Northfield Bancorp’s assets and liabilities, for recommending to the Risk Committee the level of risk that is appropriate given Northfield Bancorp’s business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors of Northfield Bancorp.

Northfield Bancorp seeks to manage its interest rate risk in order to minimize the exposure of Northfield Bancorp’s earnings and capital to changes in interest rates. As part of its ongoing asset-liability management, Northfield Bancorp currently uses the following strategies to manage Northfield Bancorp’s interest rate risk:

•

originating multifamily loans and commercial real estate loans that generally have shorter maturities than one-to-four family residential real estate loans and have higher interest rates that generally reset from five to ten years;

•	investing in investment grade corporate securities and REMICS; and

•	obtaining general financing through lower-cost core deposits, brokered deposits, shorter and longer-term FHLB advances, and repurchase agreements.

Shortening the average term of Northfield Bancorp’s interest-earning assets by increasing its investments in shorter-term assets, as well as originating loans with variable interest rates, helps to match the maturities and interest rates of Northfield Bancorp’s assets and liabilities better, thereby reducing the exposure of its net interest income to changes in market interest rates.

Net Portfolio Value Analysis. Northfield Bancorp computes amounts by which the net present value of its assets and liabilities (net portfolio value or NPV) would change in the event market interest rates changed over an assumed range of rates. Northfield Bancorp’s simulation model uses a discounted cash flow analysis to measure the interest rate sensitivity of its NPV. Depending on current market interest rates, Northfield Bancorp estimates the economic value of these assets and liabilities under the assumption that interest rates experience an instantaneous and sustained increase of 100, 200, 300, or 400 basis points, or a decrease of 100, 200, 300, or 400 basis points, which is based on the current interest rate environment. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.

Net Interest Income Analysis. In addition to NPV calculations, Northfield Bancorp analyzes its sensitivity to changes in interest rates through its net interest income model. Net interest income is the difference between the interest income Northfield Bancorp earns on its interest-earning assets, such as loans and securities, and the interest it pays on its interest-bearing liabilities, such as deposits and borrowings. In its model, Northfield Bancorp estimates what its net interest income would be for a twelve-month period. Depending on current market interest rates Northfield Bancorp then calculates what the net interest income would be for the same period under the assumption that interest rates experience an instantaneous and sustained increase of 100, 200, 300, or 400 basis points, or a decrease of 100, 200, 300 or 400 basis points, which is based on the current interest rate environment.

The following tables set forth, as of December 31, 2025 and December 31, 2024, Northfield Bancorp’s calculation of the estimated changes in its NPV, NPV ratio, and percent change in net interest income that would result from the designated instantaneous and sustained changes in interest rates (dollars in thousands). Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing characteristics, including decay rates, and correlations to movements in interest rates, and should not be relied on as indicative of actual results.

	NPV at December 31, 2025						Next 12 Months Net Interest Income Percent Change	Months 13-24 Net Interest Income Percent Change
Change in Interest Rates (basis points)	Estimated Present Value of Assets	Estimated Present Value of Liabilities	Estimated NPV	Estimated Change In NPV	Estimated Change in NPV %	Estimated NPV/Present Value of Assets Ratio
+400	$5,194,812	$4,475,588	$719,224	$(179,786)	(20.00)%	13.85%	(13.79)%	0.80%
+300	5,312,975	4,542,244	770,731	(128,279)	(14.27)%	14.51%	(8.63)%	2.30%
+200	5,445,185	4,612,008	833,177	(65,833)	(7.32)%	15.30%	(3.91)%	3.65%
+100	5,560,823	4,685,217	875,606	(23,404)	(2.60)%	15.75%	(1.18)%	2.89%
—	5,661,264	4,762,254	899,010	—	—%	15.88%	—%	—%
(100)	5,749,823	4,840,638	909,185	10,175	1.13%	15.81%	(0.95)%	(5.80)%
(200)	5,831,247	4,923,454	907,793	8,783	0.98%	15.57%	(2.40)%	(12.48)%
(300)	5,928,588	5,025,916	902,672	3,662	0.41%	15.23%	(4.78)%	(16.83)%
(400)	6,104,291	5,121,781	982,510	83,500	9.29%	16.10%	(5.32)%	(18.86)%

The table above indicates that at December 31, 2025, in the event of a 400 basis point decrease in interest rates, Northfield Bancorp would experience a 9.29% increase in estimated net portfolio value, a 5.32% decrease in net interest income in year one, and a 18.86% decrease in net income in year two. In the event of a 400 basis point increase in interest rates, Northfield Bancorp would experience a 20.00% decrease in estimated net portfolio value, a 13.79% decrease in net interest income in year one and a 0.80% increase in net interest income in year two.

	NPV at December 31, 2024						Next 12 Months Net Interest Income Percent Change	Months 13-24 Net Interest Income Percent Change
Change in Interest Rates (basis points)	Estimated Present Value of Assets	Estimated Present Value of Liabilities	Estimated NPV	Estimated Change In NPV	Estimated Change in NPV %	Estimated NPV/Present Value of Assets Ratio
+400	$5,039,741	$4,296,533	$743,208	$(93,542)	(11.18)%	14.75%	(15.51)%	1.73%
+300	5,132,034	4,368,409	763,625	(73,125)	(8.74)%	14.88%	(10.48)%	2.16%
+200	5,235,010	4,443,676	791,334	(45,416)	(5.43)%	15.12%	(5.12)%	3.32%
+100	5,338,932	4,522,702	816,230	(20,520)	(2.45)%	15.29%	(1.68)%	2.51%
—	5,442,680	4,605,930	836,750	—	—%	15.37%	—%	—%
(100)	5,556,611	4,683,811	872,800	36,050	4.31%	15.71%	2.78%	(1.12)%
(200)	5,660,193	4,765,981	894,212	57,462	6.87%	15.80%	4.94%	(3.34)%
(300)	5,762,691	4,859,674	903,017	66,267	7.92%	15.67%	5.45%	(6.84)%
(400)	5,901,487	4,969,923	931,564	94,814	11.33%	15.79%	4.82%	(10.25)%

The table above indicates that at December 31, 2024, in the event of a 400 basis point decrease in interest rates, Northfield Bancorp would experience an 11.33% increase in estimated net portfolio value, a 4.82% increase in net interest income in year one and a 10.25% decrease in net income in year two. In the event of a 400 basis point increase in interest rates, Northfield Bancorp would experience an 11.18% decrease in estimated net portfolio value, a 15.51% decrease in net interest income in year one and a 1.73% increase in net interest income in year two.

Northfield Bancorp’s policies provide that, in the event of a 200 basis point decrease or less in interest rates, Northfield Bancorp’s net present value ratio should decrease by no more than 300 basis points and 10%, and in the event of a 400 basis point increase or less, its net present value should decrease by no more than 475 basis points and 35%. In the event of a 200 basis point decrease or less, Northfield Bancorp’s projected net interest income should decrease by no more than 10% in year one and 20% in year two, and in the event of a 400 basis point increase or less, its projected net interest income should decrease by no more than 39% in year one and 24% in year two. At December 31, 2025 and December 31, 2024, Northfield Bancorp was in compliance with all board-approved policies with respect to interest rate risk management.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value and net interest income. Northfield Bancorp’s model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Northfield Bancorp also applies consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts. In addition, the net portfolio value and net interest income information presented assume that the composition of Northfield Bancorp’s interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although interest rate risk calculations provide an indication of Northfield Bancorp’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Northfield Bancorp’s net portfolio value or net interest income and will differ from actual results.

Liquidity and Capital Resources

The board of directors of Northfield Bank has approved a liquidity policy that it reviews and updates at least annually. Senior management is responsible for implementing the policy. The MALCO is responsible for general oversight and strategic implementation of the policy and the appropriate departments are designated responsibility for implementing any strategies established by MALCO. Senior management receives, at least daily, cash position reports and monthly cash forecasts to ensure that all short-term obligations are timely satisfied and that adequate liquidity exists to fund activities. Reports detailing Northfield Bank’s liquidity reserves are presented to appropriate senior management on at least a quarterly basis, and the Risk Committee at each of its meetings. In addition, a twelve-month liquidity forecast is presented to MALCO in order to assess potential future liquidity scenarios. A forecast of cash flow data for the upcoming twelve months is presented to the Risk Committee on a quarterly basis.

Liquidity is the ability to fund assets and meet obligations as they come due. Northfield Bancorp’s primary sources of funds consist of deposit inflows, loan repayments, borrowings through repurchase agreements, advances from money center banks, the FHLBNY, the Federal Reserve Bank, and repayments, maturities and sales of securities. While maturities and scheduled amortization of loans and securities are reasonably predictable sources of funds, deposit flows, mortgage prepayments and security sales are greatly influenced by general interest rates, economic conditions, and competition. The Risk Committee is responsible for establishing and monitoring Northfield Bancorp’s liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and withdrawals of deposits by its customers as well as unanticipated contingencies. Northfield Bancorp seeks to maintain a ratio of liquid assets (not subject to pledge or encumbered) as a percentage of deposits and borrowings of 35% or greater. At December 31, 2025, this ratio was 56.29%.

Northfield Bancorp regularly adjusts its investments in liquid assets based on its assessment of:

•	expected loan demand;

•	expected deposit flows;

•	yields available on interest-earning deposits and securities; and

•	the objectives of Northfield Bancorp’s asset/liability management program.

Northfield Bancorp’s most liquid assets are cash and cash equivalents, corporate bonds, and unpledged mortgage-related securities issued or guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac, that Northfield Bancorp can either borrow against or sell. Northfield Bancorp also has the ability to surrender bank-owned life insurance contracts. The surrender of these contracts would subject Northfield Bancorp to income taxes and penalties for increases in the cash surrender values over the original premium payments. Northfield Bancorp also has the ability to obtain additional funding from the FHLBNY and Federal Reserve Bank, utilizing unencumbered and unpledged securities and loans if a need for additional funds arises. Any amount pledged for such deposits under the line of credit reduces Northfield Bancorp’s available borrowing amount under the FHLBNY advance agreement. Northfield Bancorp continues to maintain an adequate liquidity position and expects to have sufficient funds available to meet current commitments in the normal course of business.

Northfield Bancorp has a diversified deposit base, with long-standing client relationships across multiple customer segments providing stable funding. Government deposits are collateralized by assets or letters of credit issued by the FHLBNY. Uninsured deposits (excluding fully collateralized uninsured governmental deposits and intercompany deposits of $1.03 billion) were estimated at approximately $952.9 million, or 23.7%, of total deposits as of December 31, 2025.

Northfield Bancorp had the following primary sources of liquidity at December 31, 2025 (in thousands):

Cash and cash equivalents(1)	$151,900
Corporate bonds(2)	$17,779
Loans(2)	$1,100,520
Mortgage-backed securities (issued or guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac)(2)	$709,326

(1)	Excludes $12.1 million of cash at Northfield Bank branches.
(2)	Represents remaining borrowing potential.

At December 31, 2025, Northfield Bancorp had $21.7 million in outstanding loan commitments. In addition, Northfield Bancorp had $316.3 million in unused lines of credit to borrowers. Certificates of deposit due within one year of December 31, 2025 totaled $665.9 million, or 16.6% of total deposits. If these deposits do not remain with it, Northfield Bank will be required to seek other sources of funds, including loan sales, securities sales, other deposit products, including replacement or brokered certificates of deposit, securities sold under agreements to repurchase (repurchase agreements), and advances from the FHLBNY and other borrowing sources. Depending on market conditions, Northfield Bank may be required to pay higher rates on such deposits or other borrowings than Northfield Bank currently pays on the certificates of deposit. Based on experience, Northfield Bancorp believes that a significant portion of such deposits will remain with Northfield Bank, and Northfield Bank has the ability to attract and retain deposits by adjusting the interest rates offered.

Northfield Bancorp has a detailed contingency funding plan that is reviewed and reported to the Risk Committee at least quarterly. This plan includes monitoring cash on a daily basis to determine the liquidity needs of Northfield Bank. Additionally, management performs a stress test on Northfield Bank’s retail deposits and wholesale funding sources in several scenarios on a quarterly basis. The stress scenarios include $952.9 million of uninsured deposit outflow. Northfield Bank continues to maintain significant liquidity and capital levels under all stress scenarios.

Northfield Bancorp is a separate legal entity from Northfield Bank and must provide for its own liquidity to fund dividend payments, stock repurchases, and other corporate items. Northfield Bancorp’s primary source of liquidity is the receipt of dividend payments from Northfield Bank in accordance with applicable regulatory requirements. At December 31, 2025, Northfield Bancorp (unconsolidated) had liquid assets of $11.9 million.

Northfield Bank and Northfield Bancorp are both subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. At December 31, 2025, both Northfield Bank and Northfield Bancorp exceeded all regulatory capital requirements and are considered “well capitalized” under regulatory guidelines. See note 15 to the Northfield Bancorp consolidated financial statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, Northfield Bancorp routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, and unused lines of credit. While these contractual obligations represent Northfield Bancorp’s potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process applicable to loans Northfield Bank originates. In addition, Northfield Bank routinely enters into commitments to sell mortgage loans. Such amounts are not significant to Northfield Bancorp’s operations. For additional information, see note 14 to the Northfield Bancorp consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

ASU No. 2024-03. In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40),” which improves financial reporting by requiring public entities to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. ASU 2024-03 is effective for Northfield Bancorp for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.

ASU No. 2025-01. In January 2025, the FASB issued No ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date.” This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted.

Adoption of ASU 2024-03 and ASU 2025-01 is not expected to have a significant impact on Northfield Bancorp’s consolidated financial statements.

Impact of Inflation and Changing Prices

Northfield Bancorp’s consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP. U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The effect of inflation is reflected in the increased cost of Northfield Bancorp’s operations. Unlike industrial companies, Northfield Bancorp’s assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater effect on Northfield Bancorp’s performance than inflation.

Management Report on Internal Control Over Financial Reporting

Management of Northfield Bancorp is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Northfield Bancorp’s internal control system is a process designed to provide reasonable assurance to Northfield Bancorp’s management and board of directors regarding the preparation and fair presentation of published financial statements.

Northfield Bancorp’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Northfield Bancorp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Northfield Bancorp’s assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Northfield Bancorp’s management assessed the effectiveness of Northfield Bancorp’s internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment we conclude that, as of December 31, 2025, Northfield Bancorp’s internal control over financial reporting was effective based on those criteria.

MANAGEMENT OF COLUMBIA FINANCIAL, INC.

In this section of the Joint Proxy Statement/Prospectus, the terms “we,” “us” and “our” refer to Columbia Financial and its consolidated subsidiaries or its successor Columbia Financial, Inc., Columbia Bank MHC and Columbia Bank unless the context requires otherwise.

Directors and Executive Officers of Columbia Financial, Inc. and Columbia Bank

Columbia Financial, Inc.’s board of directors consists of nine members, all of whom are independent under the current listing standards of the Nasdaq Stock Market, Inc., except for Thomas J. Kemly, who is the President and Chief Executive Officer of Columbia Financial and Columbia Bank, Dennis E. Gibney, who is the First Senior Executive Vice President, Chief Banking Officer of Columbia Financial and Columbia Bank, and James H. Wainwright, a current director of Columbia Bank and the former President and Chief Executive Officer of Freehold Bank, which was merged into Columbia Bank in October 2024. In determining the independence of its directors, the Board considered loan and deposit relationships between Columbia Bank and its directors that are not required to be disclosed in this Joint Proxy Statement/Prospectus under the heading “Transactions with Related Persons.”

The board of directors of Columbia Financial, Inc. is divided into three classes with approximately three-year staggered terms, with approximately one-third of the directors elected each year. In accordance with our articles of incorporation, Columbia Financial, Inc.’s staggered board will be fully declassified over a six-year period and beginning with our 2032 annual meeting, at which time all directors will stand for annual election.

Upon the closing of the acquisition of Northfield Bancorp, the boards of directors of Columbia Financial, Inc. and Columbia Bank will be increased to thirteen members and four members of the existing board of directors of Northfield Bancorp will be appointed to fill the newly created vacancies at Columbia Financial, Inc. and Columbia Bank, one of whom will be Steven M. Klein, as of immediately prior to the closing of the merger (“legacy Northfield Bancorp directors”). Prior to the closing of the conversion and merger, the Nominating/Corporate Governance Committee of Columbia Financial, Inc. will recommend to the boards of directors of Columbia Financial, Inc. and Columbia Bank the legacy Northfield Bancorp directors to be appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank and their respective terms, all of whom must meet the eligibility criteria of Columbia Financial, Inc. and Columbia Bank to serve on such boards of directors. Mr. Klein will be an executive officer of Columbia Financial, Inc. and Columbia Bank upon the closing of the acquisition and therefore the board of directors has determined that he will not be independent per the listing standards of the Nasdaq Stock Market, Inc.

Information regarding the board of directors of Columbia Financial, Inc. is provided below. Unless otherwise stated, each director has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2025. There are no family relationships among the directors, nominees, or executive officers. The indicated period of service as a director includes service as a director of Columbia Financial, Inc., Columbia Financial and Columbia Bank.

The following directors have terms ending in 2027:

Dennis E. Gibney — Mr. Gibney serves as the First Senior Executive Vice President, Chief Banking Officer of Columbia Financial, Inc. and Columbia Bank. Mr. Gibney was appointed as Executive Vice President and Chief Financial Officer of Columbia Financial and Columbia Bank in 2014 and was subsequently designated as Senior Executive Vice President in May 2025. Mr. Gibney was appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank in 2026. Mr. Gibney has extensive experience in financial matters, strategic planning and mergers and acquisitions all of which affords the board of directors with valuable insight regarding the business and operations of Columbia Financial, Inc. and Columbia Bank. Age 52.

Michael Massood — Mr. Massood is President of Massood & Company, P.A., CPAs, a certified public accounting firm. As a certified public accountant, Mr. Massood provides the board of directors with critical experience regarding accounting and financial matters. Mr. Massood has served on the board of directors since 2003. Mr. Massood’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities Columbia Bank serves affords the board of directors valuable insight regarding the business and operation of Columbia Bank. Age 72.

Elizabeth E. Randall — Ms. Randall recently completed 14 years as the Commissioner of the Bergen County Improvement Authority and also currently serves as a member of the audit committee of the New Jersey Municipal Excess Liability Insurance Fund. From 2004 to 2006, Ms. Randall served on the Bergen County Board of Chosen Freeholders. Prior to that, Ms. Randall served as the New Jersey Commissioner of Banking and Insurance. Ms. Randall also served as a member of the board of directors of the YWCA of Northern New Jersey. Ms. Randall has served on the board of directors since 2003.

Ms. Randall’s service as an elected and appointed government official, as well as her prior bank regulatory experience, provides the board of directors with invaluable insight into the needs of the local communities that Columbia Bank serves. Age 72.

The following directors have terms ending in 2028:

Noel R. Holland — Mr. Holland was a partner in the law firm of Andersen & Holland, located in Midland Park, New Jersey, from January 1976 until his retirement in 2017. Mr. Holland’s expertise as a partner in a law firm, and his real estate transactional experience and involvement in business and civic organizations in the communities Columbia Bank serves, provide the board of directors with valuable insight. Mr. Holland has served on the board of directors since 1995. Mr. Holland’s years of providing legal counsel and operating a law office position him well to continue to serve as a director of a public company. Age 75.

James M. Kuiken — Mr. Kuiken has served as the Director of Operations of Roche Molecular Systems, Inc., a company that develops, manufactures and supplies diagnostic and blood screening test products, since April 2014. Prior to that time, Mr. Kuiken served in various other capacities at Roche Molecular Systems, Inc. Mr. Kuiken has served on the board of directors since 2020. Mr. Kuiken’s extensive experience with respect to operational matters at a large multinational corporation provides the board of directors with valuable insight into the operational and business needs of Columbia Financial and Columbia Bank. Age 55.

James H. Wainwright — Mr. Wainwright was appointed to the board of directors of Columbia Bank on October 5, 2024. Mr. Wainwright is the former president and chief executive officer of Freehold Bank and served as the chief financial officer from 2010 to 2013. Mr. Wainwright has over 30 years of senior executive management, financial operations, investment and asset/liability management, and regulatory experience for leading institutions in New Jersey. He has memberships with the following organization: New Jersey Banking Association, New Jersey Community Bankers Association, Downtown Freehold Association, NJ Bankers Mutual Savings Bank, Financial Managers Society, Northern New Jersey Bankers Association, and South Jersey Bankers Association. Mr. Wainwright was appointed to the board of directors of Columbia Financial, Inc. in 2026 and has served on the board of directors of Columbia Bank since 2024. Mr. Wainwright’s experience as a former chief executive officer of a financial institution and as a board member of Columbia Bank along with his knowledge of local communities provides the board of directors with valuable insights into the operational and business of Columbia Financial, Inc. and Columbia Bank. Mr. Wainwright holds a B.A. in Accounting and Business Administration with a concentration in Management. Age 64.

The following directors have terms ending in 2029:

Thomas J. Kemly — Mr. Kemly was appointed President and Chief Executive Officer of Columbia Bank in 2012 and has served as board member since 2006. He has since led Columbia Bank on a steady growth trajectory by spearheading organic growth, Columbia Financial, Inc.’s IPO and strategic acquisitions. With over 40 years of experience, Mr. Kemly has been an active and influential figure in banking. Most recently, Mr. Kemly was elected to the Federal Home Loan Bank of New York’s board of directors and was named to the Power 100 List by NJBIZ, a statewide business publication. Mr. Kemly’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities Columbia Bank serves affords the board of directors valuable insight regarding the business and operation of Columbia Bank. Mr. Kemly’s knowledge of Columbia Financial’s and Columbia Bank’s business and history, combined with his success and strategic vision, position him well to continue to serve as our President and Chief Executive Officer. Age 67.

Lucy Sorrentini — Ms. Sorrentini is a Strategy Consultant and Certified Executive Coach and the Founder and CEO of Impact Consulting, LLC, a woman and minority-owned human capital and organizational development consulting firm headquartered in New York. Prior to starting her own firm, Ms. Sorrentini was a Member of the Global Human Resources Executive Team and Chief Diversity and Inclusion Officer at Booz Allen Hamilton. Ms. Sorrentini also serves as the Chair and Strategic Advisor of the New York Women’s Foundation’s Latina Philanthropy Circle, Girls Incorporated and the Acceleration Project. Ms. Sorrentini has served on the board of directors since 2020. Ms. Sorrentini’s extensive experience with respect to human capital strategy, and human resources, provides the board of directors with valuable insight into the operational and business needs of Columbia Financial and Columbia Bank. Age 61.

Robert Van Dyk — Mr. Van Dyk is the President and Chief Executive Officer of Van Dyk Health Care, a health care services company, since 1994 and the President and Chief Executive Officer of two other hospitals since 1980. He serves on many charitable and civic organizations, including colleges, universities, hospitals, religious organizations and foundations within the communities that Columbia Bank serves. In addition, Mr. Van Dyk has been actively involved in various organizations for the past 20 years, and he served as Chairman of the Board of two separate national health care organizations. Mr. Van Dyk has served on the board of directors since 2003. Mr. Van Dyk’s strong business background, as well as his experience and expertise with respect to regulated industries, provides the board of directors with invaluable insight into the needs of the local communities that Columbia Bank serves. Age 73.

Upon the closing of the merger, Steven M. Klein, the current chairman, chief executive officer and president will be appointed as Senior Executive Vice President and Chief Operating Officer of Columbia Financial, Inc. and Columbia Bank and will be appointed to the boards of directors of Columbia Financial, Inc. and Columbia Bank in the class of directors having a term ending in 2029. Information regarding Mr. Klein’s experience is set forth below.

Steven M. Klein — Mr. Klein is a licensed Certified Public Accountant, with strong leadership and analytical skills. Mr. Klein has over 30 years of experience in banking and financial reporting, including SEC reporting. Mr. Klein has served as the chief executive officer of Northfield Bancorp and Northfield Bank since 2017. Mr. Klein was a partner at KPMG LLP, Short Hills, New Jersey, in its Community Banking Practice where he worked from 1986 until 2005. Mr. Klein earned a Bachelor of Science degree in business and accounting from Montclair State University and is a Certified Public Accountant registered in the State of New Jersey, and a member of AICPA and New Jersey Society of Certified Public Accountants. Mr. Klein’s years of experience in banking and financial reporting and his involvement in the local communities in which Columbia Bank will operate following the merger will provide the board of directors with valuable insight into the needs of our combined local communities as well as with respect to financial and accounting matters. Age 60.

Senior Executive Officers of Columbia Financial, Inc. and Columbia Bank Who Are Not Also Directors

John Klimowich — Mr. Klimowich was appointed Executive Vice President and Chief Risk Officer of Columbia Financial and Columbia Bank in 2013 and was subsequently designated as a Senior Executive Vice President in 2024. Mr. Klimowich began working for Columbia Bank in 1985 and held various positions in the accounting department. Mr. Klimowich was promoted to Senior Vice President, Controller in March 2002 and served Columbia Bank in that capacity until his appointment as Executive Vice President and Chief Risk Officer in 2013. Mr. Klimowich holds a Bachelor’s degree in Economics from William Paterson University and an MBA in Accounting from Seton Hall University. Age 62.

Oliver E. Lewis, Jr. — Mr. Lewis was appointed Executive Vice President and Head of Commercial Banking of Columbia Financial and Columbia Bank in January 2021 and was subsequently designated as a Senior Executive Vice President in June 2024. Mr. Lewis began working for Columbia Bank in 2019 and served as Senior Vice President, Commercial Banking Market Manager until his appointment as Executive Vice President and Head of Commercial Banking. In this role, Mr. Lewis is responsible for the commercial banking division consisting of Columbia Bank’s commercial & industrial, SBA, middle market, commercial real estate and construction lending activities, treasury management sales and the business development department. Prior to joining Columbia Bank, Mr. Lewis served as a Market Executive at JPMorgan Chase and Treasury Services, Regional Sales Executive. Mr. Lewis holds a Bachelor’s degree in Aviation Administration from Embry-Riddle Aeronautical University and received an MBA from Rutgers University. Age 61.

Allyson Schlesinger was appointed Executive Vice President and Head of Consumer Banking of Columbia Financial and Columbia Bank in 2018 and was subsequently designated as a Senior Executive Vice President in June 2024. In this role, Ms. Schlesinger is responsible for the retail banking, retail lending, wealth management and marketing divisions of Columbia Bank. Ms. Schlesinger was previously with Citigroup, Inc. for 25 years, most recently as its Managing Director, U.S. Retail and Division Manager for Citigroup, Inc. in the New York City and New Jersey markets. Ms. Schlesinger holds a Bachelor’s degree from the University of Michigan. Age 54.

Manesh Prabhu was appointed Executive Vice President, Chief Information Officer of Columbia Financial and Columbia Bank in October 2022. In this role, Mr. Prabhu is responsible for Columbia Bank’s information systems and digital banking. Mr. Prabhu has over 20 years of experience at leading institutions including People’s United Bank N.A. Most recently, he held the title of Chief Technology Officer where he led the IT strategy and technology transformation for People’s United. Through his nearly 20-year tenure and senior leadership roles at People’s United, Mr. Prabhu led enterprise architecture, data architecture, IT governance, business intelligence, marketing analytics, and data quality with a heavy focus on digital transformation. Mr. Prabhu holds an MBA from Thiagarajar School of Management (TSM) — Madurai Kamaraj University in India and a Bachelor of Technology in Electrical & Electronics Engineering from Rajiv Gandhi Institute of Technology (RIT) — Mahatma Gandhi University in India. Age 51.

Mayra L. Rinaldi was appointed Executive Vice President, Corporate Governance and Culture of Columbia Financial and Columbia Bank in December 2022. In this role, Mrs. Rinaldi is responsible for overseeing the Corporate Governance, Executive Administration, Community Development and Corporate Facilities departments of Columbia Financial and Columbia Bank. She is also responsible for Columbia Financial’s and Columbia Bank’s regulatory and SEC compliance requirements, ESG strategy, as well as community support initiatives consisting of Team Columbia, Community

Reinvestment Act (CRA) outreach and the Columbia Bank Foundation. Mrs. Rinaldi is also responsible for providing executive oversight and monitoring of Columbia Financial’s and Columbia Bank’s culture to ensure that it remains aligned with Columbia’s Creed of Shared Values, which is designed to ensure that all policies, products, and services, and actions throughout Columbia Financial and Columbia Bank allow team members to always act in the best interests of customers, coworkers, communities and stockholders. Mrs. Rinaldi has over 20 years of experience at Columbia Bank, having joined Columbia Bank in 2000 and serving in various roles since that time. Most recently, Mrs. Rinaldi served as Columbia Bank’s Senior Vice President, Corporate Governance since 2014. Mrs. Rinaldi holds a Bachelor of Science degree in Finance from Kean University and is a graduate of the Stonier School of Banking. Age 42.

Thomas Splaine, Jr. was appointed Executive Vice President and Chief Financial Officer of Columbia Financial and Columbia Bank in January 2026 and, prior to that time, had served as First Senior Vice President and Chief Accounting Officer of Columbia Financial and Columbia Bank since February 2025. Mr. Splaine has over 35 years of experience in banking, finance and accounting, mergers and acquisitions, investor and regulatory relations, and strategic planning. Before joining Columbia Financial and Columbia Bank, Mr. Splaine previously served as Executive Vice President and Chief Financial Officer of Lakeland Bancorp, Inc. and Lakeland Bank and, before that, served as Senior Vice President and Chief Financial Officer of Investors Bancorp and Investors Bank. Prior to that, Mr. Splaine was a Senior Audit Manager at KPMG. Mr. Splaine holds a Master of Business Administration and a Bachelor of Science in Accounting from Rider University. Age 60.

Corporate Governance

Columbia Financial periodically reviews its corporate governance policies and procedures to ensure that Columbia Financial meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern Columbia Financial’s operations. As part of this periodic corporate governance review, the board of directors reviews and adopts best corporate governance policies and practices for Columbia Financial.

Director Independence

Nasdaq Listing Rules require that a majority of our directors and each member of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee be independent. A director may be determined to be independent only if the Board has determined that he or she has no relationship with Columbia Financial that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Nominating/Corporate Governance Committee advises and makes recommendations to the full board of directors regarding director independence. After considering the committee’s recommendations, the board of directors affirmatively determined that all current members of the board of directors, other than Mr. Kemly, Mr. Gibney and Mr. Wainwright are independent directors and independent for purposes of the committees on which they serve in accordance with applicable Nasdaq and SEC independence rules and requirements. The board of directors determined that Mr. Kemly and Mr. Gibney are not independent because they are named executive officers of Columbia Financial, Inc. and Columbia Financial. With respect to Mr. Wainwright, the board of directors has determined that he is not independent because he served as president and chief executive officer of Freehold Bank, which was a subsidiary of Columbia Bank from December 2021 until October 2024, at which time it was merged into Columbia Bank and Mr. Wainwright ceased to be an executive officer. Following the completion of our acquisition of Northfield Bancorp, Steven M. Klein will not be considered independent under the listing standards of the Nasdaq Stock Market, Inc. because he will be an executive officer of Columbia Financial, Inc.

To determine the independence of the directors, the board of directors considered certain transactions, relationships, or arrangements between those directors, their immediate family members, or their affiliated entities, on the one hand, and Columbia Financial, on the other hand. Certain directors, their respective immediate family members, and/or affiliated entities have deposit or credit relationships with Columbia Bank in the ordinary course of business. The board of directors determined that these transactions, relationships, or arrangements were made in the ordinary course of business, were made on terms comparable to those that could be obtained in arms’ length dealings with an unrelated third party, were not criticized or classified, non-accrual, past due, restructured or a potential problem, complied with applicable banking laws, and did not otherwise impair any director’s independence.

Code of Ethics and Business Conduct

Columbia Financial has adopted a Code of Ethics and Business Conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer and persons performing similar functions. The Code of Ethics and Business Conduct is available upon written request to Corporate

Secretary, Columbia Financial, Inc., 19-01 Route 208 North, Fair Lawn, New Jersey 07410 and on Columbia Financial’s website at http://ir.columbiabankonline.com. If Columbia Financial amends or grants any waiver from a provision of the Code of Ethics and Business Conduct that applies to its executive officers, it will publicly disclose such amendment or waiver on its website and as required by applicable law, including by filing a Current Report on Form 8-K with the SEC.

Board Leadership Structure

Our board of directors has determined that the separation of the offices of Chair of the Board and President and Chief Executive Officer enhances Board independence and oversight. Moreover, the separation of the positions of Chair of the Board and President and Chief Executive Officer enables the President and Chief Executive Officer to focus on his responsibilities of running Columbia Financial and Columbia Bank and expanding and strengthening our franchise while enabling the Chair of the Board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Noel R. Holland, who is independent under the listing requirements of the Nasdaq, serves as Chair of the Board and Thomas J. Kemly serves as President and Chief Executive Officer.

Board Oversight of Risk

Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks Columbia Financial faces. The Risk Committee, which is comprised of the independent members of the board of directors, oversees the identification and management of the various risks we face including, among other things, financial, credit, collateral, consumer compliance, operational, Bank Secrecy Act, fraud, cyber-security, vendor, and insurable risks.

The Audit Committee of the board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting). The Compensation Committee of the board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and Columbia Financial’s compensation structure. In particular, our Compensation Committee, in conjunction with our President and Chief Executive Officer and other members of our management, as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Compensation Committee is also responsible for oversight of our policies and strategies relating to human capital management. The Nominating/Corporate Governance Committee of the board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest and also is responsible for review and oversight of our corporate responsibility policies and activities.

Our senior management is responsible for implementing our risk management processes by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis, and reporting to our board of directors regarding our risk management processes. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

The role of our board of directors in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic, and effective approach for identifying, managing and mitigating risks throughout our operations.

Insider Trading Arrangements and Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our common stock by all directors, officers, employees and Columbia Financial, Inc. itself that have been reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards of the Nasdaq Stock Market, Inc. A copy of the policy is filed as Exhibit 19 to Columbia Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Meetings and Committees of the Board of Directors

We conduct business through meetings of our board of directors and our committees. All members of Columbia Financial, Inc.’s board of directors also serve on Columbia Bank’s board of directors. In the fiscal year ended December 31, 2025, the boards of directors of Columbia Financial and Columbia Bank held seven joint regular meetings, the board of directors of Columbia Bank held one regular meeting, and the boards of directors of Columbia Financial and Columbia Bank held 11 joint special board meetings. No director attended fewer than 75% of the total meetings of Columbia Financial’s board of directors and committees on which such director served.

The board of directors of Columbia Financial and Columbia Bank maintain an Audit Committee, a Compensation Committee, a Nominating/Corporate Governance Committee, a Risk Committee, an Operations and Strategic Planning Committee and a Technology Committee. The board of directors has adopted a written charter for each committee that, among other things, specifies the scope of each committee’s rights and responsibilities. A copy of the Audit Committee Charter, the Compensation Committee Charter and the Nominating/Corporate Governance Committee Charter is available in the Investor Relations section of Columbia Financial’s website at http://ir.columbiabankonline.com.

The following table identifies the standing committees of Columbia Financial, Inc. and their members as of the date of this Proxy Statement/Prospectus. All members of the Audit Committee, Compensation Committee, Nominating/Corporate Governance Committee and Risk Committee are independent in accordance with the listing standards of the Nasdaq Stock Market, Inc.

Director	Audit Committee		Compensation Committee		Nominating/ Corporate Governance Committee		Risk Committee		Technology Committee		Operations/ Strategic Planning Committee

Dennis E. Gibney									✓		✓

Noel R. Holland	✓		✓		✓		✓	*	✓	*	✓

Thomas J. Kemly									✓		✓

James M. Kuiken	✓				✓		✓		✓

Michael Massood	✓	*			✓		✓		✓

Elizabeth E. Randall			✓	*	✓		✓				✓

Lucy Sorrentini	✓		✓				✓				✓

Robert Van Dyk			✓		✓	*	✓				✓

James H. Wainwright									✓		✓

*	Denotes Chairperson

The following is a description of each of the committees of the board of directors of Columbia Financial, Inc.

Audit Committee. The Audit Committee assists the Board of Directors in discharging its duties related to the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence and performance, the performance of our internal audit function, our accounting and financial reporting process and financial statement audits. The Board of Directors has determined that Michael Massood is an audit committee financial expert under the rules of the Securities and Exchange Commission.

All members of the Audit Committee are independent and meet the additional Nasdaq and SEC independence standards for Audit Committee members.

Compensation Committee. The responsibilities of the Compensation Committee include: (i) overseeing Columbia Financial’s overall compensation structure, policies and programs, and assessing whether the our compensation structure establishes appropriate incentives for management and employees; (ii) reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer evaluating annually the chief executive officer’s performance in light of these goals and objectives, and recommending the chief executive officer’s compensation level based on this evaluation; (iii) in collaboration with the chief executive officer , reviewing and evaluating the performance of the our executive officers and approving such other executive officers’ compensation and benefits; (iv) administering our incentive compensation and equity-based plans; reviewing and approving employment or severance arrangements or plans; (v) reviewing our incentive compensation arrangements to determine whether they encourage any excessive risk-taking, reviewing at least annually the relationship between risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk; (vi) retaining such compensation consultants, legal counsel or other advisors as it deems necessary or appropriate for it to carry out its duties; (vii) approving equity awards as permitted by the terms of any equity based plan; (viii) reviewing and making recommendations to the board of directors with respect to the compensation of the our non-employee directors; (ix) developing a succession plan for our executive officer positions and developing and evaluating potential candidates for succession; (x) oversight of our policies and strategies relating to human capital management; and (xi) reviewing the Compensation Committee’s performance and the adequacy of its charter on an annual basis. All members of the committee are independent and meet the additional Nasdaq and SEC independence standards for Compensation Committee members.

Nominating/Corporate Governance Committee. The responsibilities of the Nominating/Corporate Governance Committee include: (i) developing policies on the size and composition of our Board of Directors; (ii) developing and recommending to the board of directors criteria to be used in identifying and selecting nominees for director; (iii) reviewing possible candidates for election to the board of directors; (iv) recommending to the board of directors candidates for election or re-election to the board of directors; (v) recommending committee structure, composition and assignments; (vi) conducting an annual performance evaluation of the board of directors and its committees; (vii) reviewing our strategies and polices regarding environmental, social and governance matters; (viii) providing for orientation of new board members and continuing education and development opportunities for board members; and (ix) reviewing the committee’s performance and the adequacy of its charter on an annual basis. All members of the committee are independent.

Risk Committee. The Risk Committee oversees the identification and management of the various risks we face including, among other things, financial, credit, collateral, consumer compliance, operational, Bank Secrecy Act, fraud, cyber-security, vendor and insurable risks. All members of the committee are independent.

Technology Committee. The Technology Committee oversees our technology operations, including oversight of our information security and cybersecurity risk management.

Operations and Strategic Planning Committee. The Operations and Strategic Planning Committee oversees our strategic planning initiatives, including oversight of our strategic plan.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee of Columbia Financial, Inc. or Columbia Financial is or has been an officer or employee of Columbia Bank, and no executive officer of Columbia Bank served on the compensation committee or board of any company that employed any member of Columbia Financial, Inc.’s Compensation Committee or board of directors. None of the members of the Compensation Committee had a relationship that would require disclosure under “Transactions with Related Persons” caption, except as may be described under that section of this Joint Proxy Statement/Prospectus.

Corporate Responsibility

The Nominating/Corporate Governance Committee is responsible for reviewing Columbia Financial’s strategies, activities, and policies regarding sustainability and other environmental, social and governance related matters and to make recommendations to the board of directors with respect to such matters. Additionally, the Compensation Committee is designated with the oversight of human capital management.

To support our corporate responsibility initiatives, Columbia Financial has a Corporate Responsibility Committee, which is chaired by the Executive Vice President, Corporate Governance & Culture, and supported by various cross-functional members representing Human Resources, Risk Management, Community Development, Facilities and Executive Leadership.

Columbia Financial expects to issue its 2026 Corporate Responsibility Report as noted below in April 2026.

Executive Compensation

Compensation Discussion and Analysis

Our compensation discussion and analysis provides a detailed description of our executive compensation philosophy, plans and programs, and the factors used by the Compensation Committee for determining 2025 compensation for our

Named Executive Officers, identified pursuant to the rules of the SEC. For fiscal year 2025, the following executive officers comprised Columbia Financial’s Named Executive Officers (collectively, our “NEOs”):

Named Executive Officer	Title
Thomas J. Kemly	President and Chief Executive Officer
Dennis E. Gibney(1)	Senior Executive Vice President and Chief Financial Officer
John Klimowich	Senior Executive Vice President and Chief Risk Officer
Oliver E. Lewis, Jr.	Senior Executive Vice President and Head of Commercial Banking
Allyson Schlesinger	Senior Executive Vice President and Head of Consumer Banking

(1)	Effective January 29, 2026, Mr. Gibney was promoted to First Senior Executive Vice President and Chief Banking Officer of Columbia Financial, Inc., Columbia Financial and Columbia Bank.

Executive Compensation Philosophy

The Compensation Committee is committed to providing competitive, market-based total compensation programs that are aligned with our short- and long-term business strategies, tied to the performance of Columbia Financial and aligned with the long-term interests of our stockholders. The Compensation Committee achieves these objectives by using a combination of base salary, incentive-based cash awards and long-term incentive equity awards. Columbia Financial believes this mix of these compensation elements provides Columbia Financial’s NEOs with compensation that is reasonable and competitive within Columbia Financial’s market area, consistent with prudent banking practices, and also appropriately reflects Columbia Financial’s performance and the individual’s contributions to that performance.

Columbia Financial’s compensation philosophy recognizes the importance of individual achievements while also emphasizing overall corporate achievements. As such, our short-term and long-term incentive programs are heavily weighted toward the achievement of specific corporate goals.

In order to achieve these goals and consistent with our philosophy to provide a target reward when Columbia Financial meets its goals, our compensation program is comprised of four components: base salary, annual short-term cash incentives, long-term equity incentive compensation and benefit programs.

Elements of 2025 Executive Compensation Program

The various elements of our 2025 compensation program are intended to reflect our compensation philosophy and: (i) provide an appropriate level of financial certainty through fixed compensation, (ii) ensure that a significant portion of the compensation program is at-risk based on performance, (iii) ensure that at least 50% of equity compensation is at-risk based on performance, and (iv) create a balance of short-term and long-term incentives.

COMPENSATION ELEMENT	PURPOSE	2025 ACTIONS
Base Salary	• Provide financial predictability and stability through fixed compensation;	• Base salaries are subject to annual review in December of each year based on the Compensation
• Provide a salary that is market competitive; • Promote the retention of executives; and • Provide fixed compensation that reflects the scope, scale, and complexity of the executive’s role.

Committee’s assessment of the executive’s individual performance during the year, a review of peer group practices for similar positions and consideration of base salary in relation to incentive compensation opportunities. Following such review, in September 2024 the Compensation Committee increased the base salaries for our NEOs.

COMPENSATION ELEMENT	PURPOSE	2025 ACTIONS
Performance Annual Incentive Program (“PAIP”)

•

Align management and stockholder interests;

•

Provide appropriate incentives to achieve our annual strategic plan;

•

Provide market competitive cash compensation when targeted performance objectives are met;

•

Provide appropriate incentives to exceed targeted results; and

•

Pay meaningful incremental cash awards when results exceed target and pay below market cash awards when results are below target.

•

The 2025 PAIP (as defined herein) remained consistent with the prior year and included the same three corporate performance measures, while individual scorecards changed as is consistent with past practice.

•

In February 2026, the Compensation Committee reviewed and approved all NEO incentive cash payouts for 2025 based on the extent to which the performance goals were achieved.

Long-Term Incentive Program (“LTIP”)

•

Align management and long-term stockholder interests;

•

Balance the short-term nature of other compensation elements with long-term retention of executive talent;

•

Focus our executives on the achievement of long-term strategies and results;

•

Create and sustain stockholder value; and

•

Support the growth and operational profitability of Columbia Financial.

•

In March 2025, each NEO was granted equity awards under the 2025 LTIP, which consisted of a combination of 50% performance-based restricted stock and 50% time-vested stock options.

•

The performance awards granted under the 2025 LTIP have a three-year performance period from January 1, 2025 through December 31, 2027.

•

The time-based option awards vest annually at a rate of one-third per year.

Compensation Tied to Performance

Consistent with our philosophy that a significant portion of the pay of our Named Executive Officer is at-risk compensation, we align the compensation of our executives with the interests of our stockholders by ensuring that a majority of our executives’ pay is at risk and depends on performance.

2025 CEO Target Compensation	2025 NEO Target Compensation

“Say on Pay Vote” Results

On June 6, 2025, stockholders of Columbia Financial voted on a non-binding resolution to approve the compensation for the NEOs, commonly referred to as a “Say on Pay” vote. The resolution was approved with an affirmative vote of 99.2% of votes cast, which reflects a strong vote of confidence in our executive compensation program and practices.

Our Executive Compensation Program

Our 2025 executive compensation program was based on the compensation philosophy adopted by our Compensation Committee and reflected the advice of the Compensation Committee’s independent compensation consultant. The Compensation Committee is guided by the following key principles in determining the compensation structure for our executives:

WHAT WE DO	WHAT WE DO NOT DO

✓  Use an independent compensation consultant that is retained by and reports to the Compensation Committee

✓  Have significant stock ownership guidelines for our executives and directors

✓  Use competitive benchmarking for NEO compensation and non-employee director compensation

✓  Use meaningful incentives in our executives’ compensation that create long-term stockholder value while not incentivizing excessive risk-taking

✓  Grant equity that vests over multiple years

✓  Have short- and long-term incentive plans based on performance

✓  Limit the number of perquisites to NEOs

✓  Tie incentive compensation to a recoupment policy

✓  Perform an annual assessment of the risk of Columbia Financial’s incentive compensation programs

X  No tax gross ups

X  No pledging of our stock

X  No hedging of our stock

X  No unapproved trading plans

X  No dividends on unvested/unearned equity

X  No excessive risk creation

X  No repricing of stock options

X  No “single trigger” change in control severance under employment agreements

Our Executive Compensation Governance and Practices

Role of Compensation Committee

The Compensation Committee is made up of independent directors as required under the Nasdaq listing rules. Details on the Compensation Committee’s functions are described in the Compensation Committee’s charter, which has been approved by the Board and is available on our Investor Relations website.

The Compensation Committee has the authority to obtain advice and assistance from internal or external legal, human resources, accounting or other experts, advisors, or consultants as it deems desirable or appropriate. The Compensation Committee has sole authority to retain and terminate any compensation consultant and to approve the fee arrangements and the terms of engagement. For 2025, the Compensation Committee engaged an independent compensation consultant, which specializes in executive compensation.

During 2025, the Compensation Committee reviewed and approved all aspects of the compensation plans and policies applicable to the NEOs, including participation and performance measures. In carrying out its duties, the Compensation Committee considered the relationship of corporate performance to total compensation, set salary and incentive compensation levels, and reviewed the adequacy and effectiveness of various compensation and benefit plans. The Chair of the Compensation Committee reported the committee actions to the Board following each committee meeting.

Role of the CEO

The Compensation Committee worked closely with Mr. Kemly to review and discuss his recommendations for the NEOs and other executive officers. The Compensation Committee also considered the market and peer group analysis provided by the compensation consultant to assess market practices, the mix of fixed and variable compensation, and the levels of compensation for each named executive officer. In consultation with Mr. Kemly, the Compensation Committee determined to increase base salaries for the NEOs in 2025 based on individual performance and to better align base salaries with market median levels.

The Compensation Committee reviewed and accepted the self-evaluation (including relevant quantitative and qualitative accomplishments) of Mr. Kemly for the 2025 calendar year and provided feedback to Mr. Kemly. The Compensation Committee used this evaluation in making compensation decisions concerning Mr. Kemly and, as recommended by the Chair of the Compensation Committee for the 2025 calendar year, determined to increase Mr. Kemly’s base salary based on individual performance, general market movement in base salaries anticipated for 2025, and to better align base salary with the market median. Mr. Kemly does not make recommendations with respect to his own compensation or participate in the deliberations regarding the setting of his own compensation. Decisions related to Mr. Kemly’s 2025 compensation opportunities were made independently by the committee in consultation with its independent compensation consultant.

Role of Management

Members of our senior management team attend regular meetings in which executive compensation, Company performance, individual performance and competitive compensation levels and practices are discussed and evaluated. Only the Compensation Committee members can vote on decisions regarding NEO compensation.

The Compensation Committee believes that even the best advice of a compensation consultant or other outside advisors must be combined with the input from senior management and the Compensation Committee’s own individual experiences and judgment to arrive at the proper alignment of compensation philosophy, programs, and practices. Members of senior management worked with the Compensation Committee to provide perspectives on reward strategies and how to align those strategies with Columbia Financial’s business and management retention goals. They provided feedback and insights into the effectiveness of Columbia Financial’s compensation programs and practices. The Compensation Committee looked to the CEO, other members of executive management, and outside legal counsel for advice in the design and implementation of compensation plans, programs, and practices. In addition, the chief executive officer, and other members of executive management at times attended portions of Compensation Committee meetings to participate in the presentation of materials and to discuss management’s point of view regarding compensation issues.

Role of Independent Compensation Consultant

The Compensation Committee has retained the services of an independent compensation consultant, Pearl Meyer (“Pearl Meyer”) since 2022, to perform a competitive assessment of Columbia Financial’s executive and non-employee director compensation programs, as well as to provide guidance on the changing regulatory environment governing executive compensation. The annual executive and director assessments include, but are not limited to, an assessment of Columbia Financial’s financial performance relative to its peers, an assessment of Columbia Financial’s compensation program compared to its peers, recommendations for total cash compensation opportunities (base salary and cash incentives), and a comparative benchmark study of executive compensation and non-employee director compensation. Since 2022, Pearl Meyer has assisted the Compensation Committee in developing an annual long-term performance-based equity incentive program for the NEOs.

Representatives of Pearl Meyer attended Compensation Committee and Board meetings during 2025, upon request, to review compensation data and participate in general discussions on compensation and benefits for the NEOs and the Board members. While the Compensation Committee considered input from its compensation consultant when making compensation decisions, the Compensation Committee’s final compensation decisions reflect many factors and considerations.

The Compensation Committee considered the independence of Pearl Meyer under applicable SEC and Nasdaq listing rules and concluded there was no conflicts of interest with respect to the compensation consultant.

Peer Group and Benchmarking

The Compensation Committee believes benchmarking relative to our peers is a useful method to gauge both the compensation level and compensation mix for executives within competitive job markets that are relevant to Columbia Financial.

Competitive benchmarking is one of many factors considered by the Compensation Committee in making executive compensation decisions. The Compensation Committee generally reviews data gathered from the proxy statements of our peer group (as defined below) as well as industry surveys for benchmarking purposes in its review and analysis of base salaries, discretionary bonuses and short-term and long-term cash incentives, and equity grants to establish our executive compensation program. The Compensation Committee reviews the peer group annually and updates the peer group as appropriate to ensure that the peer group continues to consist of financial institutions with business models and demographics and a reasonable range of financial performance similar to Columbia Financial.

Pearl Meyer, at the request of the Compensation Committee, conducted a benchmarking study of NEO cash and equity compensation with respect to Columbia Financial’s peer group for the Compensation Committee to utilize in reviewing and approving 2025 compensation for the NEOs.

The Compensation Committee considered the following factors in reviewing its peer group: total assets, net income, ROE, ROAA, EPS, market capitalization, non-interest income, efficiency ratio, loan to asset ratio, loan to deposit ratio, number of full-time employees, and net income per employee. For purposes of reviewing and approving 2025 executive compensation, the Compensation Committee selected publicly traded financial institutions from the Northeast and Mid-Atlantic regions. The median asset size of the peer group was $13.3 billion as of June 30, 2024, placing Columbia Financial at slightly above the 25th percentile in asset size, with an asset size on June 30, 2024 of $10.8 billion.

The peer group approved by the Compensation Committee for setting executive compensation for 2025 included the following 22 banks, all of which were used in the prior year.

Atlantic Union Bankshares Corp.	Independent Bank Group, Inc.

Berkshire Hills Bancorp, Inc.	Kearny Financial Corp.

Brookline Bancorp, Inc.	Lakeland Bancorp, Inc.

Community Financial System, Inc.	NBT Bancorp, Inc.

ConnectOne Bancorp, Inc.	Northfield Bancorp, Inc.

Customers Bancorp, Inc.	OceanFirst Financial Corp.

Dime Community Bancshares, Inc.	Peapack-Gladstone Financial Corp.

Eagle Bancorp, Inc.	Provident Financial Services, Inc.

First Commonwealth Financial Corporation	S&T Bancorp, Inc.

Flushing Financial Corp.	Sandy Spring Bancorp, Inc.

Independent Bank Corp.	WSFS Financial Corp.

The peer group was also utilized by the Compensation Committee for purposes of determining compensation of non-employee directors for 2025.

Timing of Executive Compensation Decisions

The Compensation Committee meets throughout the year to, among other things, discuss matters related to executive pay, including the say-on-pay vote results from its annual meeting of stockholders and the reports issued by the proxy advisory firms. At several meetings a year, the Compensation Committee receives input and reports from its independent compensation consultant on best practices for executive pay and emerging trends. In September of each year, the Compensation Committee typically reviews benchmarking data for the NEOs to determine whether any changes should be made to NEO base pay in the coming year. In June of each year, the Compensation Committee reviews the benchmarking data for the peer group to determine whether any changes should be made to the compensation structure of non-employee director compensation. The Compensation Committee also reviews the peer group composition once each year and makes revisions as determined necessary. In December 2024, the Compensation Committee approved the performance measures and corporate goals for the 2025 PAIP. In March 2025, the Compensation Committee approved the 2025-2027 LTIP metrics and goals.

2025 Compensation

Base Salary

Our NEO base salaries are set at levels that are intended to reflect the competitive marketplace in attracting, retaining, motivating, and rewarding high performing executives. In determining base salaries, the Compensation Committee considers the following elements: (i) individual performance based on experience and scope of responsibility, (ii) non-financial performance indicators including strategic developments for which an executive has responsibility and managerial accountability, (iii) compensation paid by peers, functionality of the executive management team, (iv) economic conditions in Columbia Financial’s market areas, and (v) analyses or guidance from independent consultants during the annual review process. The base salaries are intended to compensate the NEOs for the day-to-day services performed for Columbia Financial and Columbia Bank.

In establishing base salaries for our NEOs for 2025, the Compensation Committee reviewed the factors discussed above and determined to increase base salaries of the NEOs for 2025. Below are the NEO base salaries for 2024 and 2025.

Name	2024 Base Pay(1)		2025 Base Pay(1)	% Change
Thomas J. Kemly	$900,000		$929,305	3.26
Dennis E. Gibney	445,500		465,000	4.38
John Klimowich	400,000		415,000	3.75
Oliver E. Lewis, Jr.	—	(2)	400,000	—
Allyson Schlesinger	420,000		435,000	3.57

(1)	Amounts in table represent NEO base salaries at the end of the period presented.
(2)	Not applicable. Mr. Lewis was not an NEO for 2024.

Annual Incentive Compensation

Performance Achievement Incentive Program. We maintain an annual cash incentive program — the Performance Achievement Incentive Program (“PAIP”) — that is designed to align the interests of our employees with the overall performance of Columbia Financial. All exempt employees (excluding commissioned employees), including the NEOs, are eligible to participate in the PAIP, subject to certain eligibility requirements. A participant is eligible to earn a target incentive award for a calendar year defined as a percentage of the participant’s base salary. For 2025, the participant’s target incentive opportunity was based on achievement of a combination of overall Company, Bank, department/team, and individual performance goals. Awards to the NEOs are approved by the Compensation Committee in March following the end of the prior fiscal year.

When designing the 2025 PAIP and when considering whether the target performance metrics for a payout under the 2025 PAIP are achieved, the Compensation Committee had the discretion to take into account categories of significant, unplanned and unusual items that would be excluded from the performance metrics, whether the resulting impact was positive or negative, because they distort our operating performance. This practice, which is consistent with the practices of peer group companies, ensures that our executives will not be unduly influenced in their day-to-day decision-making because they would neither benefit, nor be penalized, as a result of certain unexpected and uncontrollable events or strategic initiatives that may positively or negatively affect the performance metric in the short-term.

The performance measures for the 2025 PAIP included the same corporate goals for each NEO and specific individual goals depending on the individual roles and responsibilities of each NEO, with each NEO’s individual scorecard setting forth the weightings assigned to each performance measure. The corporate goals utilized for 2025 did not change from those utilized for the 2024 PAIP, while individual goals did change for 2025 based on Columbia Financial’s department priorities for 2025.

The following table summarizes the thresholds, targets, and maximum parameters and actual 2025 performance for each of the applicable financial metrics selected under the 2025 PAIP:

2025 Performance Measures(1) (Dollars in Millions)	Threshold	Target	Stretch	2025 Actual Performance	Earned % of Target Goal
Core Net Income of Columbia Bank(2)	$40.00	$60.00	$70.00	$51.82	80%
Core Efficiency Ratio of Columbia Bank(2)	74.0	69.0	65.5	69.35%	96%
Non-Performing Assets to Total Assets	0.50	0.25	0.10	0.36	78%

(1)

Payouts earned for intermediate performance levels are determined using straight-line interpolation. Individual performance measures which do not have specific dollar or percentage thresholds but rather are tied to department performance or similar measure are not included in table but are set forth in the table below.

(2)	See “— Non-GAAP Financial Measures” for reconciliation to net income and efficiency ratio.

The weighting assigned to each NEO in the categories that are applicable to them are set forth below:

2025 Performance Measures	Mr. Kemly	Mr. Gibney	Mr. Klimowich	Mr. Lewis	Ms. Schlesinger
Core Net Income of Columbia Bank(1)	40%	30%	30%	30%	30%
Core Efficiency Ratio of Columbia Bank(1)	25%	20%	20%	20%	20%
Non-Performing Assets to Total Assets	20%	10%	10%	10%	10%
Other(2)	15%	40%	40%	40%	40%

Total	100%	100%	100%	100%	100%

(1)	See “— Non-GAAP Financial Measures” for reconciliation to net income and efficiency ratio.

(2)

The “Other” category includes overall individual and/or department performance that is directly relevant to the NEO’s position and the performance of the business unit under their purview. The following sets forth the individual and/or department performance goals for Mr. Kemly, Mr. Gibney, Mr. Lewis, Mr. Klimowich, and Ms. Schlesinger.

	Individual/Department Metrics	Performance % of Award Opportunity
Mr. Kemly	Board Identified Strategic Objectives	15%

Mr. Gibney	Performance Management Profitability System	10%
	Support for Corporate Growth and Expansion Plans	5%
	Completion of Internal Operating and Financial Controls Process and Enhancement	5%
	Reduction of EVE Sensitivity	5%
	Corporate Goals Relating to Succession	15%

Mr. Klimowich	Regulatory Compliance/Internal Controls	5%
	Enhancement of Risk Management Board Level Reporting	10%
	Development of Critical Review of Risk Assessment Process	5%
	Enhance Compliance Reporting and Timeliness	5%
	Corporate Goals Relating to Succession	15%

Mr. Lewis	Regulatory Compliance	5%
	Increase Lending Staff	5%
	Commercial Loan Growth Targets	5%
	C&I Loan Growth Targets	5%
	DDA Growth Targets	5%
	Corporate Goals Relating to Succession	15%

Ms. Schlesinger	Regulatory Compliance/Internal Controls	5%
	Deposit Growth Target	10%
	Non-Interest-Bearing Deposit Growth Target	5%
	Fee Based Revenue Targets	5%
	Corporate Goals Relating to Succession	15%

For purposes of determining the level of achievement for each of the performance measures under the 2025 PAIP, the Compensation Committee reviewed the applicable financial metrics, as derived from our 2025 financial results, and the individual and department metrics. For the 2025 performance year, the Compensation Committee certified achievement of the three pre-established corporate performance measures reflected in the table above that were met for the CEO and each of the other NEOs.

After review and discussion, the successful execution of certain individual and departmental strategic objectives in 2025 coupled with achieving all three of the corporate goals resulted in payouts ranging between 82.72% and 90.30% of each NEO’s target 2025 PAIP opportunity, as is set forth below.

	Corporate Performance Metrics
	Payout at Target (%)(1)	Core Bank Net Income (%)	Core Bank Efficiency Ratio (%)	NPA to Assets (%)	Individual Performance Metrics	Corporate Goals on Succession	Payout Earned
Thomas J. Kemly	100.00%	31.82%	24.13%	15.60%	18.75%	—	90.30%
Dennis E. Gibney	100.00%	23.87%	19.30%	7.80%	20.00%	15.00%	85.97%
John Klimowich	100.00%	23.87%	19.30%	7.80%	17.50%	14.25%	82.72%
Oliver E. Lewis, Jr.	100.00%	23.87%	19.30%	7.80%	20.96%	13.50%	85.42%
Allyson Schlesinger	100.00%	23.87%	19.30%	7.80%	20.28%	12.00%	83.25%

(1)	Represents 100% of Target Opportunity.

NEO	Target Opportunity ($)	Target Opportunity As a % of Base Salary	PAIP Payout Earned ($)	PAIP Payout as a % of Base Salary
Thomas J. Kemly	$696,979	75.00%	$629,372	67.72%
Dennis E. Gibney	279,000	60.00%	239,849	51.58%
John Klimowich	249,000	60.00%	205,966	49.63%
Oliver E. Lewis, Jr.	240,000	60.00%	205,016	51.25%
Allyson Schlesinger	261,000	60.00%	217,274	49.95%

Long-Term Incentive Compensation

In March 2025, the board of directors of Columbia Financial approved the 2025 Long-Term Incentive Program (“LTIP”), as recommended by the Compensation Committee. Under the 2025 LTIP, long-term incentives are issued under the terms of our 2019 Equity Incentive Plan (the “2019 Equity Plan”). The target long-term incentive opportunity for each NEO under the 2025 LTIP was allocated among performance-based restricted stock (“PRSA”) (50%) and time-based vested nonqualified stock options (“NQSO”) (50%) as follows:

NEO	2025 LTIP as a % of Base Salary	Performance Restricted Stock Awards (at Target) (#)	Non-Qualified Stock Options (#)
Thomas J. Kemly	125%	36,460	94,749
Dennis E. Gibney	60%	8,757	22,757
John Klimowich	60%	7,815	20,310
Oliver E. Lewis, Jr.	60%	7,533	19,576
Allyson Schlesinger	60%	8,192	21,289

2025 – 2027 Performance Restricted Stock Awards. We grant PRSAs to our executives to align pay and long-term financial performance. The PRSAs have a three-year performance period, which will be measured over the period January 1, 2025 through December 31, 2027, with cliff vesting following the end of the performance period. Under the 2019 Plan and the applicable award agreements, the PRSAs are forfeited upon the executive’s termination of employment prior to the settlement date, which occurs after the close of the performance period. The awards vest at 50% of target upon the executive’s termination of employment by reason of death or disability with remainder of the PRSAs forfeited.

For the 2025 LTIP, the Compensation Committee retained one of the performance metrics for the 2025 LTIP as was used for the 2024 LTIP: Absolute Core Bank Return on Assets (“ROAA”). The second performance metric for the 2025 LTIP was Relative Stock Price Appreciation. ROAA will be calculated on a year-by-year basis based on annual performance targets, with the final metric calculated based on the average of the three years performance in the measurement period. ROAA is defined as the ratio that is derived by dividing Columbia Bank’s core net income by its total average assets for each fiscal year of Columbia Bank during the performance period, as publicly reported by Columbia Bank. ROAA is weighted at 60%. The Relative Stock Price Appreciation metric will be calculated based on the change in stock price from the beginning of the three-year performance period to the end of the three-year performance period as compared to Columbia Financial’s compensation peer group. The Relative Stock Appreciation metric is weighted at 40%.

The Compensation Committee believes that use of the ROAA metric facilitates alignment of the incentive awards grants with achievement of Columbia Bank’s targets for growth in earnings, over the three-year period. The Relative Stock Appreciation metric creates alignment with Columbia Bank’s strategic plan to create alignment between Columbia Bank’s strategic plan and stockholder interests as reflected in Columbia Financial’s relative stock price growth, as well as to benchmark this progress against peer banks.

At the end of the three-year performance period, our NEOs can earn between 0% and 150% of the target number of PRSAs granted based on the level of achievement of the two metrics. Payouts for intermediate performance level will be determined using straight-line interpolation. PRSA awards for the 2025-2027 performance period will be settled in the first quarter of 2028, following completion of Columbia Financial’s 2027 audited financial statements and review of final peer group financial results.

Stock Options. 2025 LTIP non-qualified stock option grants vest in equal installments over three years commencing on March 3, 2025, subject to continued service with Columbia Financial or its subsidiaries.

Results of 2023-2025 Performance-Based Restricted Stock Awards

The three-year performance period for the 2023-2025 PRSAs concluded on December 31, 2025. Payout of the award was based on Core Bank Return on Assets (“ROAA”) and Relative Core Bank Efficiency Ratio for the three-year performance period.

ROAA was calculated on a year-by-year basis based on annual performance targets, with the final metric calculated based on the average of the three-years performance period. ROAA was defined as the ratio that is derived by dividing Columbia Bank’s net income by its total average assets for each fiscal year of Columbia Bank during the performance period, as publicly reported by the Columbia Bank. ROAA was weighted at 60%. The Relative Core Bank Efficiency Ratio was calculated based on the average performance of Columbia Bank over the three-year performance period relative to the efficiency ratios achieved by the companies in the KBW Nasdaq Regional Bank Index, as fixed at January 1, 2023. The Efficiency Ratio was calculated by dividing Columbia Bank’s non-interest expense by the sum of Columbia Bank’s net interest income plus non-interest income for each fiscal year of Columbia Bank or portion thereof in the performance period, as publicly reported by Columbia Bank. The Efficiency Ratio is weighted at 40%.

For the 2023-2025 performance period, the Efficiency Ratio metric was not achieved and the average performance for Core ROAA metric was achieved at 42%, which resulted in a total payout at 25%. Payouts for the 2023-2025 performance period are made upon the vesting date of May 1, 2026.

The following table lists the number of shares to which our NEOs became vested at the end of the 2021-2023 performance cycle.

Name	2023-2025 PRSAs Earned at 25% of Target (#)(1)
Thomas J. Kemly	6,512
Dennis E. Gibney	2,302
John Kilmowich	2,067
Oliver E. Lewis, Jr.	1,990
Allyson Schlesinger	2,171

(1)	For the 2023-2025 performance period, the following number of PRSAs granted to each named executive officer on May 1, 2023 were forfeited by each such executive as follows:

Name	Number of Shares
Thomas J. Kemly	32,558
Dennis E. Gibney	11,512
John Kilmowich	10,336
Oliver E. Lewis, Jr.	9,948
Allyson Schlesinger	10,852

Other Compensation Programs and Policies

Retirement Benefits and Deferred Compensation

We maintain broad-based tax-qualified employee stock ownership and tax-qualified 401(k) plans. Generally, all employees of Columbia Financial are eligible to participate in these plans, including the NEOs. We also maintain a tax-qualified pension plan, which plan was closed to new participants effective October 1, 2018.

In addition to the tax-qualified plans described above, we provide our NEOs and other highly compensated employees with benefits under a nonqualified retirement and deferred compensation plans, as described below.

See the narrative accompanying the pension benefit tables and nonqualified deferred compensation tables for details regarding these plans as well as the discussion of such plans below under “Executive Compensation” below.

Other Benefits

We provide our NEOs with a set of core benefits that are generally available to our other full-time employees (e.g., coverage for medical, dental, vision care, prescription drugs, and basic life insurance and long-term disability coverage), plus voluntary benefits that a NEO may select (e.g., supplemental life insurance).

Life Insurance Benefits. We maintain supplemental life insurance agreements with each of the named executive officers, other than Ms. Schlesinger. Pursuant to those agreements, the executive officer’s designated beneficiary will be entitled to share in the death proceeds payable under one or more life insurance policies owned by us in the event of the executive’s death while the agreement remains in effect. The amount payable to the named executive officers’ beneficiaries, other than Mr. Kemly, is one and one-half times base salary. For Mr. Kemly the benefit payable is three times his base salary. These benefits are in addition to the basic life insurance Columbia Financial provides to all full-time employees, limited to $1.0 million. The supplemental life insurance agreements will terminate if the executive officer has a separation from service, other than as a result of the executive officer’s disability or retirement. The Summary Compensation Table includes the taxable income associated with this benefit in the column labeled All Other Compensation.

Perquisites

We annually review the perquisites that we make available to our named executive officers. The primary perquisites for these individuals may include automobile allowances and mobile phone charges. See “Executive Compensation — Summary Compensation Table” for detailed information on the perquisites provided to our NEOs.

Employment Agreements

The Compensation Committee believes that employment agreements are necessary to attract and retain qualified executives and ensure the stability of our executive management team. Our employment agreements with our NEOs generally set forth the terms of the executive’s employment with Columbia Financial and also promise severance benefits if the executive is involuntarily terminated without cause or, in some cases, if the executive voluntarily terminates his or her employment for good reason. The retention of key management is essential to and in our stockholders’ best interests. The Compensation Committee believes reasonable severance benefits help ensure the continued dedication and efforts of management without undue concern for or distraction by their personal, financial and employment security. Similarly, in the context of a potential change in control transaction, the Compensation Committee believes that employment agreements effectively motivate executives to remain engaged and strive to create stockholder value, despite the risk of job loss or the loss of equity vesting opportunity. In addition, these severance arrangements are necessary to attract and retain qualified executives who may have other job alternatives that may appear to them to be less risky absent these arrangements. For a detailed description of Columbia Financial’s employment agreements with our NEOs, please see the section entitled “Summary of Executive Employment Agreements and Potential Payments upon Termination or Change in Control.” In April 2026, Columbia Financial, Inc. entered into new employment agreements with our executive management team in connection with the Conversion, other than Mr. Kemly whose existing employment agreement will be assumed by Columbia Financial, Inc. Columbia Financial and Columbia Bank are also parties to the new agreements. The new employment agreements are substantially the same as the prior employment agreements with Columbia Financial. The primary change from the prior agreements was to have the severance terms for all executive officers to be the same whereas in the prior agreements the severance terms varied among the executives.

Tax Deductibility of Executive Compensation

To the greatest extent possible, we structure our compensation programs in a tax-efficient manner. The Compensation Committee believes that tax deductibility is but one factor to consider in developing an appropriate compensation package for executives. As such, the Compensation Committee reserves and will exercise its discretion in this area to design a compensation program that serves the long-term interests of Columbia Financial, but which may not qualify for tax deductibility under Section 162(m) of the Internal Revenue Code.

Executive Compensation Policies

Recoupment and Clawback Policies. Columbia Financial has a policy for the recoupment of incentive compensation (the “Recoupment Policy”), which was formerly referred to as our Clawback Policy, and which was updated in 2023 to comply with the Exchange Act and the Nasdaq Listing Rules.

The Recoupment Policy provides for the prompt recovery of certain excess incentive-based compensation received during an applicable three-year recovery period by current or former executive officers in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Triggering events include accounting restatements to correct an error in previously issued financial statements that is material to such previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Excess incentive-based compensation for these purposes generally means the amount of incentive-based compensation received by such executive officer that exceeds the amount of incentive-based compensation that would have been received by such executive officer had it been determined based on the restated amounts, without regard to any taxes paid. Incentive-based compensation potentially subject to recovery under the Recoupment Policy is in general limited to any compensation granted, earned, or vested based wholly or in part on the attainment of one or more financial reporting measures.

In general, we may utilize a broad range of recoupment methods under the Recoupment Policy. The Recoupment Policy does not condition recovery on the fault of the executive officer, but we are not required to recoup amounts in limited circumstances where the Compensation Committee has made a determination that recovery would be impracticable and where (i) we have already attempted to recover such amounts but the direct expenses paid to a third party in an effort to enforce the Recoupment Policy would exceed the amount to be recovered or (ii) the recovery would cause the non-compliance of a tax-qualified retirement plan under the Internal Revenue Code and applicable regulations. We may not indemnify any such executive officer against the loss of such recovered compensation.

Columbia Financial has also adopted a Supplemental Compensation Recoupment Policy, which gives Columbia Financial the discretion to clawback incentive and non-incentive compensation awarded, including time-based equity awards, to any officer with the title of Senior Vice President and above in the event of misconduct, as such term is defined in the policy.

Stock Ownership Guidelines for Executive Officers. Columbia Financial’s Share Ownership and Retention Policy sets forth stock ownership guidelines that are robust and reflect current corporate governance trends. We require our executive officers to own or acquire shares of Columbia Financial stock having a fair market value equal to the following amounts:

Title	Amount
President and Chief Executive Officer	5x base salary
Senior Executive Vice Presidents	3x base salary
Executive Vice Presidents	2x – 3x base salary (depending on date of appointment or hire)

Each of these individuals must fulfill their ownership requirement within five years of becoming subject to the Share Ownership and Retention Policy, and individuals are further required to fulfill 25% and 50% of their ownership requirement within two and three years, respectively, of becoming subject to the Share Ownership and Retention Policy. Each NEO’s stock ownership level is reviewed annually by Columbia Financial and the Nominating/Corporate Governance Committee. As of December 31, 2025, all current NEOs were in compliance with their respective stock ownership levels.

Anti-Hedging and Pledging Policies. Columbia Financial has a written policy that prohibits our directors and officers from hedging the value of our stock by the purchase and sale of puts, calls, options, or other derivative securities based on Columbia Financial stock, or other transactions related to the monetization of the value of our stock. In addition, our officers, directors, and employees are not allowed to pledge Columbia Financial stock as collateral or acquire Company stock on margin.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Our equity awards are generally granted on fixed dates determined in advance. The Compensation Committee’s general practice is to complete its annual executive compensation review and determine target compensation for the NEOs, which coincides with Columbia Financial’s regularly scheduled Board and Committee meetings, then such equity awards are granted. Annual equity awards are typically granted to our NEOs in March of each fiscal year. On limited occasions, the Compensation Committee may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention, or other purposes. The Compensation Committee approves all equity award grants on or before the grant date and does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Compensation Committee does not time the release of material nonpublic information based on equity award grant dates.

Risk Considerations in Our Compensation Program

The Compensation Committee has assessed Columbia Financial’s compensation programs, including incentive compensation, and has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Columbia Financial. Our Compensation Committee has also assessed Columbia Financial’s executive and broad-based compensation and benefits programs to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature. In 2025, the Compensation Committee retained a third party to assist in conducting a comprehensive risk assessment of our compensation policies and practices. The risk assessment included an evaluation of our compensation strategy and philosophy, the design of our annual cash incentive plan and our long-term equity incentive plan, our severance policies, and our sales compensation plans.

Based on the foregoing risk assessment conducted for 2025, the Compensation Committee concluded that our incentive compensation plans do not create significant inappropriate or unintended risk to Columbia Financial. Further, it determined that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond Columbia Financial’s ability to effectively identify and manage significant risks; that are compatible with effective internal controls and our risk management practices; and that are supported by strong governance and the oversight and administration of the Compensation Committee and the board of directors.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of Columbia Financial has reviewed and discussed this Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Joint Proxy Statement/Prospectus.

Submitted by the Compensation Committee:

Elizabeth E. Randall, Chair

Noel R. Holland

Daria Torres

Lucy Sorrentini

Robert Van Dyk

March 2, 2026

EXECUTIVE COMPENSATION

Summary Compensation Table

Name	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Thomas J. Kemly	2025	929,305	—	591,746	591,234	629,372	1,548,330	80,859	4,370,846
President and Chief Executive Officer	2024	900,005	—	683,840	227,840	302,485	564,078	80,773	2,759,021
	2023	878,064	—	622,776	207,659	191,634	1,672,739	122,783	3,695,655
Dennis E. Gibney(a)	2025	465,000	—	142,126	142,004	239,849	123,559	40,687	1,153,225
SEVP, Chief Financial Officer	2024	445,500	—	181,336	60,417	142,852	13,610	38,841	882,556
	2023	436,933	—	220,195	73,421	104,515	107,929	53,704	996,697
Oliver E. Lewis, Jr.	2025	400,000	—	122,261	122,154	205,016	—	40,786	890,217
SEVP, Head of Commercial Banking
John Klimowich	2025	415,000	—	126,837	126,734	205,966	526,088	38,104	1,438,729
SEVP, Chief Risk Officer	2024	400,000	—	162,827	54,250	122,262	82,343	35,955	857,637
	2023	392,307	—	197,704	65,924	82,400	625,391	48,031	1,411,757
Allyson Schlesinger	2025	435,000	—	132,956	132,843	217,274	107,954	38,347	1,064,374
SEVP, Head of Consumer Banking	2024	420,000	—	170,968	56,960	134,673	40,094	37,697	860,392
	2023	411,923	—	207,587	69,223	111,384	83,281	54,045	937,443

(a)

On January 29, 2026, Mr. Gibney was promoted to First Senior Executive Vice President and Chief Banking Officer. Amounts in this table show his compensation as Chief Financial Officer for 2023 through 2025.

(1)

Reflects salary amounts that include cash compensation earned by each NEO, including any portion of these amounts contributed to the tax-qualified 401(k) plan or the SIM. In 2023, salaries above reflect less than the annual base salary for each executive due to a change in payroll processing that resulted in one less pay period captured in 2023.

(2)

Reflects the aggregate grant date fair value of performance restricted stock awards granted on March 3, 2025, although the number of PRSAs that vest depends on whether we achieve specified performance measures. This amount reflects the total grant date fair value for these performance restricted stock awards and does not correspond to the actual value that will be recognized in income by an NEO when received. For 2025, the grant date value of the PRSAs included in this column is based on payout at the target.

(3)

Reflects the aggregate grant date fair value of stock options granted in 2025 under the 2025 LTIP, calculated in accordance with FASB ASC Topic 718 for stock-based compensation based upon a fair value of $6.24 for each option using the Black-Scholes option pricing model. The NQSOs are subject to vesting based on continued employment. The actual value, if any, realized by a named executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by a named executive will be at or near the value estimated above.

(4)

For 2025, represents non-discretionary, performance-based cash payments earned by each named executive officer during each year presented under the PAIP, which is described above under “Annual Incentive Compensation.”

(5)

Reflects the actuarial change in the present value of the NEOs benefits under the pension plan and the Retirement Income Maintenance Plan. There are no above-market or preferential earnings on deferred compensation because earnings under all non-qualified deferred compensation plans are pegged to investments that are available to the general public. Neither an increase nor a decrease in the pension value resulting from changes in actuarial assumptions results in any increase or decrease in benefits payable to participants under the pension plan. See footnote 1 to the pension plan table included in “— Pension Benefits” below for more information.

(6)

Details of the amounts disclosed in the “All Other Compensation” column for 2025 are provided in the table below, which reflects the types and dollar amounts of perquisites and other personal benefits provided to the NEOs in 2025. Except as otherwise noted, the actual incremental costs to Columbia Financial of providing the perquisites and other personal benefits to the NEOs was used.

	Company Contribution to ESOP and ESOP SERP(a)	Company Matching Contributions to 401(k) Plan and SIM(b)	Imputed Income from BOLI	Perquisites
Thomas J. Kemly	$58,776	$10,500	$6,132	$5,451
Dennis E. Gibney	28,888	10,500	579	720
John Klimowich	25,571	10,500	1,313	720
Oliver E. Lewis, Jr.	24,316	15,750	—	720
Allyson Schlesinger	27,048	10,500	—	799

(a)	Reflects regular Columbia Bank ESOP and ESOP SERP allocations for each NEO.
(b)	Reflects the cost of matching contributions under our tax-qualified 401(k) plan and SIM.
(c)	Perquisites include car allowance or personal use of company vehicle for those NEOs who were provided with such an allowance in 2025 and mobile phone allowance.

Grants of Plan Based Awards

The following table summarizes grants made in 2025 to our NEOs under the 2019 Equity Incentive Plan. The material terms of Columbia Financial’s annual and long-term incentive programs are described in the Compensation Discussion and Analysis of this Joint Proxy Statement/Prospectus.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of shares of stock (#)	All Other Stock Awards: Number of Securities Underlying Options(3)	Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas J. Kemly
PRSA	03/03/25	—	—	—	9,115	36,460	54,690	—	—	—	591,746
Stock Options	03/03/25	—	—	—	—	—	—	—	94,749	16.23	591,234
PAIP		348,488	696,979	1,045,467	—	—	—	—	—	—	—
Dennis E. Gibney
PRSA	03/03/25	—	—	—	2,189	8,757	13,136	—	—	—	142,126
Stock Options	03/03/25	—	—	—	—	—	—	—	22,757	16.23	142,004
PAIP		139,500	279,000	418,500		—	—	—	—	—	—
Oliver E. Lewis, Jr.
PRSA(6)	03/03/25	—	—	—	1,883	7,533	11,300	—	—	—	122,261
Stock Options	03/03/25								19,576	16.23	122,154
PAIP		102,507	205,015	307,522	—	—	—	—	—	—	—
John Klimowich
PRSA	03/03/25	—	—	—	1,954	7,815	11,723	—	—	—	126,837
Stock Options	03/03/25	—	—	—	—	—	—	—	20,310	16.23	126,734
PAIP		124,500	249,000	373,500	—	—	—	—	—	—	—
Allyson Schlesinger
PRSA	03/03/25	—	—	—	2,048	8,192	12,288	—	—	—	132,956
Stock Options	03/03/25	—	—	—	—	—	—	—	21,289	16.23	132,843
PAIP		130,500	261,000	391,500	—	—	—	—	—	—	—

(1)

The amounts in these columns represent the threshold, target and maximum amounts of potential cash payments that may be earned under the PAIP. The PAIP is described under “Compensation Discussion and Analysis — 2025 Compensation.” The actual amounts earned by each executive are disclosed in the Summary Compensation Table. The threshold assumes the participant achieves threshold for all performance measures. The actual payout may be less.

(2)

The amounts in these columns represent the threshold, target and maximum number of shares that may be earned under the 2025 LTIP with respect to PRSAs granted in 2025. Shares earned will become vested in 2027 following the end of the 2025-2026 performance period based on the extent to which the performance metrics established in the LTIP are achieved. The 2025 LTIP is described under “Compensation Discussion and Analysis — Long-Term Incentive Compensation.” The actual amounts awarded to each executive in 2025 are disclosed in the Summary Compensation Table.

(3)

The information in this column represents time-vested stock option awards granted in 2025 pursuant to the 2025 LTIP. The stock options vest in three approximately equal annual installments commencing on March 3, 2025.

(4)

The amounts reported are the aggregate grant date fair value of the awards computed in accordance with the FASB ASC Topic 718 for share-based payments. The grant date fair value for the PRSAs is equal to the number of awards multiplied by $16.23, the closing price of Columbia Financial’s common stock on the grant date. For the PRSAs, the amounts shown is based on the target opportunity. The grant date fair value for stock option awards is equal to the number of options multiplied by a fair value of $6.24 which was computed using the Black-Scholes option pricing model.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table shows information regarding all unvested equity awards held by our NEOs on December 31, 2025.

	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price	Option Expiration Date	Number of Shares Restricted Stock Not Vested(2)	Market Value of Share or Units of Restricted Stock Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)(4)
Thomas J. Kemly	03/03/2025	—	94,749	$16.23	03/03/2035	—	—	—	—
	03/03/2025	—	—	—		—	—	54,690	849,883
	03/06/2024	12,389	24,779	$16.49	03/06/2034	—	—	—	—
	03/06/2024	—	—	—	—	9,216	143,217	—	—
	03/06/2024	—	—	—	—	—	—	41,470	644,444
	05/01/2023	25,262	12,632	$15.94	05/01/2033	—	—	—	—
	05/01/2023	—	—	—	—	4,341	67,459	—	—
	05/01/2023	—	—	—	—	—	—	39,070	607,148
Dennis E. Gibney	03/03/2025	—	22,757	$16.23	03/03/2035	—	—
	03/03/2025	—	—	—	—	—	—	13,136	204,133
	03/06/2024	3,285	6,571	$16.49	03/06/2034	—	—	—	—
	03/06/2024	—	—	—	—	2,444	37,980	—	—
	03/06/2024	—	—	—	—	—	—	10,997	173,863
	05/01/2023	8,932	4,466	$15.94	05/01/2033	—	—	—	—
	05/01/2023	—	—	—	—	1,535	23,854	—	—
	05/01/2023	—	—	—	—	—	—	13,814	214,670
Oliver E. Lewis, Jr.	03/03/2025	—	19,576	$16.23	03/03/2035	—	—
	03/03/2025	—	—	—	—	—	—	11,300	175,602
	03/06/2024	2,839	5,679	$16.49	03/06/2034	—	—	—	—
	03/06/2024	—	—	—	—	2,112	32,820	—	—
	03/06/2024	—	—	—	—	—	—	9,504	147,692
	05/01/2023	7,719	3,860	$15.94	05/01/2033	—	—	—	—
	05/01/2023	—	—	—	—	1,327	20,622	—	—
	05/01/2023	—	—	—	—	—	—	11,938	185,517
John Klimowich	03/03/2025	—	20,310	$16.23	03/03/2035	—	—	—	—
	03/03/2025	—	—	—	—	—	—	11,723	182,175
	03/06/2024	2,950	5,900	$16.49	03/06/2034	—	—	—	—
	03/06/2024	—	—	—	—	2,194	34,095	—	—
	03/06/2024	—	—	—	—	—	—	9,874	153,442
	05/01/2023	8,020	4,010	$15.94	05/01/2033	—	—	—	—
	05/01/2023	—	—	—	—	1,378	21,359	—	—
	05/01/2023	—	—	—	—	—	—	12,403	192,743
Allyson Schlesinger	03/03/2025	—	21,289	$16.23	03/03/2035	—	—	—	—
	03/03/2025	—	—	—	—	—	—	12,288	190,956
	03/06/2024	3,097	6,195	$16.49	03/06/2034	—	—	—	—
	03/06/2024	—	—	—	—	2,304	35,804	—	—
	03/06/2024	—	—	—	—	—	—	10,368	161,119
	05/01/2023	8,421	4,211	$15.94	05/01/2033	—	—	—	—
	05/01/2023	—	—	—	—	1,447	22,486	—	—
	05/01/2023	—	—	—	—	—	—	13,023	202,377

(1)

For 2023, represents stock options granted pursuant to the 2023 LTIP that vest in approximately three equal annual installments commencing May 1, 2024, one third of which vested on May 1, 2024, one third which vested on May 1, 2025 and one third of which vested on May 1, 2026. For 2024, represents stock options granted pursuant to the 2024 LTIP that vest in three equal installments, with one third of these options having vested on March 3, 2025 and one third vested on March 3, 2026.

(2)

For 2023, represents restricted stock awards granted pursuant to the 2023 LTIP, one third of which vested on May 1, 2024, one third of which vested on May 1, 2025 and one third of which vested on May 1, 2026.

(3)	Based on Columbia Financial’s closing stock price of $15.54 on December 31, 2025.
(4)

Represents grants of performance-based restricted stock awards pursuant to the 2023 LTIP, 2024 LTIP and the 2025 LTIP. The number of PRSAs in the table assumes the maximum level of performance is achieved. The actual number of PRSAs earned will become vested following the end of the 2023-2025, performance period, 2024 — 2026 and the 2025 — 2027 performance period, respectively, based on the extent to which the performance metrics established in the 2023 LTIP, 2024 LTIP and 2025 LTIP, respectively, are achieved. The 2025 LTIP is described under “Compensation Discussion and Analysis — Long-Term Incentive Compensation” as are the results of the 2023 — 2025 LTIP performance period.

Option Exercises and Stock Vested

The following table shows the value realized upon the vesting of restricted stock awards in 2025.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Thomas J. Kemly	—	—	8,948	136,145
Dennis E. Gibney	—	—	2,757	41,747
John Klimowich	—	—	2,475	37,477
Oliver E. Lewis, Jr.			2,382	36,069
Allyson Schlesinger	—	—	2,599	39,354

(1)

The amounts reported in this column are determined by multiplying the number of shares that vested by the per share closing price of Columbia Financial common stock on the vesting date. Includes the aggregate number of shares vested for restricted stock awards. The total includes any amounts that were withheld for applicable taxes.

Pension Benefits

Tax-Qualified Pension Plan. The Columbia Bank Retirement Plan (“Pension Plan”) is a tax-qualified defined benefit pension plan that covers approximately 841 eligible current employees, former employees, and retirees of Columbia Financial. All of the NEOs, other than Mr. Lewis, participate in the Pension Plan. If a participant elects to retire upon the attainment of age 65, and the participant was hired prior to July 1, 2005, the plan provides that the participant’s normal retirement benefit will equal 2% of his or her average annual compensation for each plan year and month of service, up to a maximum of 45 years. If a participant elects to retire upon attainment of age 65, and the participant was hired on or after July 1, 2005, the plan provides that the participant’s normal retirement benefit will equal 1.8% of his or her average annual highest compensation over five consecutive years for each plan year and month of service, up to a maximum of 45 years. Participants who have attained age 55 and have completed 10 years of service may retire early. If the participant was hired prior to July 1, 2005, his or her benefit will be reduced by 3.0% for each year of early commencement between age 55 and 65; if the participant was hired on or after July 1, 2005, his or her benefit will be reduced by 1/15th for each year of early commencement between age 60 and 65 and an additional 1/30th for each year of early commencement between age 55 and 60. Participants become fully vested in their accrued plan benefit after five years of service. Under the plan, “average annual compensation” is defined as the average of a participant’s compensation for the period of five consecutive years during which his or her compensation was the highest. The Pension Plan was closed to new participants effective October 1, 2018. The Pension Plan was overfunded on December 31, 2025, with assets representing 204.2% of our benefit obligation at that date.

Retirement Income Maintenance Plan. The Columbia Bank Retirement Income Maintenance Plan (“RIM”) is a nonqualified and unfunded defined benefit retirement plan that provides supplemental retirement benefits to certain highly compensated employees of Columbia Financial and its subsidiaries whose benefits under the Pension Plan are limited due to the restrictions of Section 415 and/or Section 401(a)(17) of the Internal Revenue Code. All of the NEOs who participate in the Pension Plan also participate in the RIM. A participant’s benefit under the RIM is equal to the excess of (i) the benefit that would be payable to the participant in accordance with the terms of the tax-qualified pension plan disregarding the limitations imposed by Section 415 and Section 401(a)(17) of the Internal Revenue Code, less (ii) the benefit actually payable to the participant under the Pension Plan after taking such limitations into account. A participant becomes vested in his or her RIM benefits upon satisfying the requirements for early retirement (attaining age 55 while employed and completing 10 years of service) or normal retirement (attaining age 65 while employed and completing five years of service). A participant’s vested RIM benefit will be paid at the time and in the form elected by the participant; the default time and form of payment is a life annuity with a minimum of 120 monthly payments commencing on the first day of the month following the month in which the participant separates from service, provided that if the participant is a “specified employee” for purposes of Section 409A of the Internal Revenue Code on the date of the participant’s separation from service, payment will be delayed for six months following the participant’s separation from service.

Pension Benefits Table. The following table shows the actuarial present value of the accumulated benefit under our tax-qualified pension plan and the RIM, along with the number of years of credited service under the respective plans, for each of our named executive officers.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit(1)
Thomas J. Kemly	Columbia Bank Retirement Plan	44.67	$5,158,915
	Columbia Bank RIM	44.67	8,824,945
Dennis E. Gibney	Columbia Bank Retirement Plan	11.50	468,714
	Columbia Bank RIM	11.50	164,462
John Klimowich	Columbia Bank Retirement Plan	40.17	3,472,368
	Columbia Bank RIM	40.17	731,682
Oliver E. Lewis, Jr.	Columbia Bank Retirement Plan	—	—
	Columbia Bank RIM	—	—
Allyson Schlesinger	Columbia Bank Retirement Plan	7.25	355,155
	Columbia Bank RIM	7.25	93,595

(1)

Columbia Financial provides its actuaries with certain rate assumptions used in measuring its benefit obligations under the Pension Plan. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year’s financial statements. The Pension Plan was overfunded on December 31, 2025, with assets representing 204.2% of our benefit obligation at that date.

Nonqualified Deferred Compensation

Supplemental Executive Retirement Plan. The Columbia Bank ESOP Supplemental Executive Retirement Plan (“ESOP SERP”) is a nonqualified and unfunded defined contribution retirement plan that provides supplemental retirement benefits related to its tax-qualified employee stock ownership plan. The ESOP SERP provides benefits to eligible officers of Columbia Financial and its subsidiaries designated by the Board that cannot be provided under the tax-qualified employee stock ownership plan but for the eligibility requirements of the plans or limitations imposed by the Internal Revenue Code. All NEOs are eligible to participate in the ESOP SERP. An NEO becomes vested in these benefits in 25% increments after completing two, three, four and five years of service with Columbia Financial. In addition to providing benefits that would otherwise be lost because of eligibility requirements or the Internal Revenue Code limitations on tax-qualified plans, the ESOP SERP also provides a supplemental benefit upon a change of control prior to the scheduled repayment of the tax-qualified employee stock ownership plan loan. Under the terms of the ESOP SERP, each NEO is eligible to receive a cash payment in the event of a change in control equal to the dollar value of the stock benefit the NEO would have received under the tax-qualified employee stock ownership plan and ESOP SERP had the executives remained employed throughout the term of the loan, less the shares of common stock allocated under the tax-qualified employee stock ownership plan and ESOP SERP on the NEO’s behalf. The supplemental change in control benefits under the ESOP SERP are nonforfeitable and distributable upon termination of employment for any reason.

Non-Qualified Savings Income Maintenance Plan. The Columbia Bank Savings Income Maintenance Plan (the “SIM”) is a non-qualified and unfunded defined contribution retirement plan for the benefit of certain highly compensated employees of Columbia Financial and its subsidiaries. All NEOs are eligible to participate in the SIM. Under the SIM, a participant may defer between 3% and 13% of the participant’s compensation above the salary limit imposed by Section 401(a)(17), reduced by the amount of Federal Insurance Contribution Act taxes that the participant must pay in a plan year with respect to such compensation. In addition, Columbia Financial may make matching contributions equal to a portion of a participant’s compensation deferred under the SIM. For 2025, Columbia Bank made matching contributions in an amount equal to 100% of up to the first 3% of a participant’s compensation in excess of $350,000 that the participant deferred under the SIM including all of the NEOs. Participants earn a return on their notional account balances based on investment in phantom investment funds (like those available under the 401(k) Plan) selected by participants. The SIM does not guarantee a rate of return and none of the investment funds provide above market earnings. Participants are immediately 100% vested in their account balances attributable to compensation deferral contributions. Participants generally become vested in their account balances attributable to matching contributions in installments — 25% after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service — and become 100% vested upon death. A participant’s vested account balance will be distributed to the participant in a single lump sum upon the earlier of the participant’s separation from service or a change in control of Columbia Bank. If distribution is triggered by separation from service, it will be made on the first day of the month next following the two-month anniversary of the participant’s separation from service, provided that if the participant is a “specified employee” for purposes of Section 409A of the Internal Revenue Code on the date of the participant’s separation from service, payment will be delayed for six months following the participant’s separation from service. If distribution is triggered by a change in control, it will be made on the first day of the month next following the change in control.

Stock-Based Deferral Plan. The Columbia Bank Stock-Based Deferral Plan provides eligible key executives and members of the board of directors with the opportunity to elect to defer compensation received from Columbia Bank for their services and make contributions to the Stock-Based Deferral Plan which are credited to the individual’s deferral account in the form of phantom shares of Columbia Financial common stock. Pursuant to the Stock-Based Deferral Plan, eligible employees can defer up to 100% of their salary, bonus or cash-based incentive compensation and directors can defer up to 100% of their cash retainers. Assets in the Stock-Based Deferral Plan are held in a separate Rabbi Trust to pay Plan benefits. In order to maintain the Plan’s tax-deferred status, Rabbi Trust assets are subject to the claims of creditors of Columbia Financial in the event of its insolvency.

Nonqualified Deferred Compensation Table. The following table discloses contributions made under the SIM and the ESOP SERP for each named executive officer in 2025, along with the earnings and balances on each executive’s account as of December 31, 2025.

Name	Plan	Executive Contributions in 2025	Company Contributions in 2025(1)	Aggregate Earnings in 2025(2)	Aggregate Balance at 12/31/2025(3)
Thomas J. Kemly	Columbia Bank SIM	$74,702	$150	$—	$1,888,327
	ESOP SERP(4)	—	42,158	—	548,794
Dennis E. Gibney	Columbia Bank SIM	5,365	—	—	372,095
	ESOP SERP(4)	—	12,270	—	177,293
John Klimowich	Columbia Bank SIM	—	—	—	79,889
	ESOP SERP(4)	—	8,954	—	118,602
Oliver E. Lewis, Jr.	Columbia Bank SIM	13,789	—	—	264,000
	ESOP SERP(4)	—	7,698	—	53,077
Allyson Schlesinger	Columbia Bank SIM	—	—	—	72,778
	ESOP SERP(4)	—	10,430	—	110,837

(1)	Represents amounts earned in 2025 and credited to the NEO’s account in 2025. These amounts are disclosed in the Summary Compensation Table under “All Other Compensation” for each NEO.
(2)	Columbia Financial does not provide above-market or preferential rates and, as a result, the notional earnings are not included in the 2025 Summary Compensation Table.
(3)

Includes amounts earned in 2025 and credited to the accounts of the NEOs in 2025. None of the amounts reported in this column are reflected in the 2025 Summary Compensation Table. Deferral balances of the NEOs under the SIM were notionally invested among a variety of mutual fund alternatives and our common stock, and deferral balances under the ESOP SERP were notionally invested in shares of our common stock.

(4)	Executive contributions are not permitted under the ESOP SERP.

Summary of Executive Employment Agreements and Potential Payments Upon Termination or Change in Control

Columbia Financial has entered into two-year employment agreements with Messrs. Kemly, Gibney, Klimowich, Lewis, and Ms. Schlesinger. The Board may extend the terms of the employment agreements with the NEOs annually for another 12-month period unless the NEO gives notice of non-renewal at least 60 days prior to such extension. The Compensation Committee annually reviews the NEO’s base salaries. In addition to base salary, the agreements provide that the NEOs shall be eligible to participate in the short-term and long-term incentive compensation plans of Columbia Bank. Each NEO shall also be entitled to continue participation in any fringe benefit arrangements in which he or she was participating on the effective date of the employment agreement. In addition, the agreements provide for reimbursement of reasonable travel and other business expenses incurred in connection with the performance of the NEO’s duties.

In April 2026, Columbia Financial, Inc., Columbia Financial and Columbia Bank entered into new, two year employment agreements with Messrs. Gibney, Klimowich, Lewis and Ms. Schlesinger and Columbia Financial, Inc. and Columbia Bank will enter into such an employment agreement with Mr. Klein to be effective upon completion of the merger. The primary purpose of the new agreements is to make the terms of the agreements consistent among the NEOs, particularly with respect to severance provisions. Mr. Kemly’s current employment agreement is being assumed by Columbia Financial, Inc. in connection with the conversion.

This summary and the potential termination payments are based on the prior employment agreements, which were in effect as of December 31, 2025.

Termination Without Cause or Resignation for Good Reason

If a NEO’s employment is terminated by Columbia Financial or Columbia Bank during the term of the agreement, without cause, including a resignation for good reason (as defined in the agreement), but excluding termination for cause or due to death, disability, retirement, the executive would be entitled to a payment equal to a multiple (three times for Mr. Kemly and two times for Messrs. Gibney, and Klimowich and one times for Mr. Lewis and Ms. Schlesinger) of the sum of: (i) his or her annual base salary plus (ii) his or her target annual bonus in effect on the termination date. The severance payment shall be paid to the NEO as salary continuation in substantially equal installments over the thirty-six, twenty-four or twelve-month period, respectively, in accordance with Columbia Bank’s customary payroll practices, subject to the receipt of a signed release of claims from the NEO within the time frame set forth in the agreement. Assuming the NEO elects continued medical, vision and dental coverage under COBRA, Columbia Bank will reimburse the executive the amount equal to the monthly COBRA premium paid by the NEO for such coverage less the active employee premium for such coverage for a period of 36 months, in the case of Mr. Kemly, and 24 months, in the case of Messrs. Gibney, and Klimowich and 12 months in the case of Mr. Lewis and Ms. Schlesinger or such lesser period as may be required under COBRA.

Termination Without Cause or Resignation for Good Reason upon a Change in Control

If a NEO’s employment is terminated during the term of the agreement by Columbia Financial or Columbia Bank without cause, including a resignation for good reason (as defined in the agreements), within 24 months after a change in control (as also defined in the agreements), the NEO would be entitled to a payment equal to a multiple of three times (two times in the case of Ms. Schlesinger) of the sum of: (i) his or her annual base salary (or his base salary in effect immediately before the change in control, if higher) plus (ii) his or her annual target bonus (or his target bonus in effect immediately before the change in control, if higher). The severance payment shall be paid to the NEO within sixty days of the termination date in a single lump sum payment. The payment shall also include a sum equal to his or her prior year bonus in a lump sum on the date on which the annual bonus would have been paid to NEO but for NEO’s termination of employment. In addition, each NEO shall receive a lump sum payment equal to the cost of providing continued medical, vision and dental coverage for 36 months following termination less the active employee charge for such coverage in effect on the termination date.

Definition of Good Reason

For purposes of the NEO’s ability to resign and receive a payment under the agreement, “good reason” would include the occurrence of any of the following events: (i) a material reduction in the NEO’s base salary or target bonus under the cash incentive plans, if applicable, except for reductions proportionate with similar reductions to all other members of the executive leadership team; (ii) a material adverse change in NEO’s position that results in a demotion in the NEO’s status within Columbia Financial or Columbia Bank; (iii) a change in the primary location at which the NEO is required to perform the duties of his employment with Columbia Financial and Columbia Bank to a location that is more than 30 miles from the location of Columbia Bank’s headquarters as of the date of the agreement; or (iv) a material breach by Columbia Financial or Columbia Bank of any written agreement between the NEO, on the one hand, and any of Columbia Financial and Columbia Bank or any other affiliate of Columbia Financial, on the other hand, unless arising from the NEO’s inability to materially perform his or her duties under the agreement.

Best Net Benefits

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual’s base amount are deemed to be “excess parachute payments” if they are contingent upon a change in control. An individual’s base amount is generally equal to an average of the individual’s taxable compensation for the five taxable years preceding the year a change in control occurs. The employment agreements with our NEOs provide for a “best net benefits” approach in the event that severance benefits under the agreements or otherwise result in “excess parachute payments” under Section 280G. The best net benefits approach reduces an NEO’s payments and benefits to avoid triggering the excise tax if the reduction would result in a greater after-tax amount to the NEO compared to the amount the NEO would receive net of the excise tax if no reduction were made.

Termination as a Result of Disability

Under the employment agreements, if an NEO’s employment terminates as a result of disability, the employment agreement will terminate and the NEO will receive an amount equal to one time the sum of his or her base salary and target bonus in effect on the termination date less the amount expected to be paid to the NEO under the Columbia Bank long term disability plan, payable as salary continuation in substantially equal installments over a twelve-month period. For these purposes, disability will occur on the date on which the insurer or administrator of Columbia Bank’s long-term disability insurance determines that the NEO is eligible to commence benefits under such insurance. If the NEO dies while employed, (i) the NEO will remain entitled to life insurance benefits pursuant to Columbia Bank’s plans, programs, arrangements, and practices in this regard and (ii) Columbia Bank will pay to his or her designated beneficiary an amount equal to one time the sum of the NEO’s base salary and target bonus in effect on the termination date.

Treatment of Equity Awards in the Event of a Change in Control

Under the 2019 Equity Incentive Plan and the award agreements for the equity awards made to the NEOs, in the event of a change in control (as defined in the plan) and the involuntary separation of the NEO from service with Columbia Financial and its affiliates without cause within 12 months of the change in control and prior to the last vesting date for such awards, if such awards are not assumed by the surviving entity in the change in control, all such awards that are unvested at the time of the change in control will become immediately vested upon the effective date of the change in control.

Payments under Nonqualified Deferred Compensation Plans

As disclosed under “Nonqualified Deferred Compensation” above, under the terms of the ESOP SERP, an NEO will receive an additional cash payment in the event of a change in control equal to the benefit the NEO would have received under the Columbia Bank ESOP and the ESOP SERP had the NEO remained employed throughout the term of the ESOP loan, less the benefits actually provided under the Columbia Bank ESOP and ESOP SERP on the NEO’s behalf. The supplemental change in control benefits credited to NEO accounts under the ESOP SERP are nonforfeitable and will be distributed upon termination of employment for any reason. Distributions from the ESOP SERP (except for the supplemental ESOP SERP benefit in the event of a change in control) are not categorized as parachute payments and, therefore, do not count towards a participating executive’s limitation under Section 280G of the Internal Revenue Code.

Each NEO’s account balance under the SIM will become fully vested upon the NEO’s death. SIM benefits are described in more detail under “Pension Benefits Table.”

Messrs. Kemly, and Klimowich are vested in their RIM benefits, and they have each elected to receive payment of their accrued benefits under the RIM upon a change in control (as defined in the RIM). RIM benefits are described in more detail under “Pension Benefits.”

Tabular Information Regarding Potential Payments to Executives Upon Termination or a Change in Control

The following table summarizes the estimated payments to which the named executive officers were entitled upon termination as of December 31, 2025. Benefits payable under the Retirement Plan, the RIM, the 401(k) Plan and vested balances under non-qualified, deferred compensation plans are not included. For additional information on the benefits payable to our named executive officers upon termination or a change in control, see “— Summary of Executive Employment Agreements and Potential Payments upon Termination or Change in Control.”

	Expected Post- Termination Payments(1),(4)-(6)		Severance (Salary and Bonus)	COBRA Reimbursement	2025 Unpaid Bonus	Executive Life Insurance	Performance Achievement Incentive Plan(2)	Acceleration of Equity Awards(3),(7),(10)		Stock Options	Restricted Stock	ESOP SERP(8)	Potential Forfeiture(9)	Total Termination Benefits
Thomas J. Kemly
Death	$1,626,284	(1)	$1,626,284	$—	$—	$1,788,000	$629,372	$736,332	(3)	$—	$736,332	$—	$—	$4,779,988
Disability	$1,626,284	(4)	$1,626,284	$—	$—	$—	$629,372	$736,332	(3)	$—	$736,332	$—	$—	$2,991,988
Involuntary termination without cause	$5,579,092	(5)	$4,878,853	$70,881	$629,372	$—	$—	$—		$—	$—	$—	$—	$5,579,106
Involuntary or good reason termination after a CIC	$5,649,974	(6)	$4,878,853	$141,763	$629,372	$—	$—	$1,611,669	(7),(10)	$—	$1,611,669	$512,092	$—	$7,773,749
Retirement	$—		$—	$—	$—	$—	$629,372	$—		$—	$—	$—	$—	$629,372

Dennis E. Gibney
Death	$744,000	(1)	$744,000	$—	$—	$698,000	$239,849	$206,076	(3)	$—	$206,076	$—	$—	$1,887,925
Disability	$744,000	(4)	$744,000	$—	$—	$—	$239,849	$206,076	(3)	$—	$206,076	$—	$—	$1,189,925
Involuntary termination without cause	$1,798,731	(5)	$1,488,000	$70,881	$239,849	$—	$—	$—		$—	$—	$—	$—	$1,798,731
Involuntary or good reason termination after a CIC	$2,613,613	(6)	$2,232,001	$141,763	$239,849	$—	$—	$454,949	(7),(10)	$—	$454,949	$233,087	$—	$3,301,649
Retirement	$—		$—	$—	$—	$—	$—	$—		$—	$—	$—	$—	$—

John Klimowich
Death	$664,000	(1)	$664,000	$—	$—	$623,000	$205,966	$184,677	(3)	$0	$184,677	$—	$—	$1,677,643
Disability	$664,000	(4)	$664,000	$—	$—	$—	$205,966	$184,677	(3)	$0	$184,677	$—	$—	$1,054,643
Involuntary termination without cause	$1,583,623	(5)	$1,328,001	$49,656	$205,966	$—	$—	$—		$—	$—	$—	$—	$1,583,623
Involuntary or good reason termination after a CIC	$2,297,279	(6)	$1,992,001	$99,312	$205,966	$—	$—	$407,754	(7),(10)	$—	$407,754	$213,755	$(65,622)	$2,853,166
Retirement	$—		$—	$—	$—	$—	$205,966	$—		$—	$—	$—	$—	$205,966

	Expected Post- Termination Payments(1),(4)-(6)		Severance (Salary and Bonus)	COBRA Reimbursement	2025 Unpaid Bonus	Executive Life Insurance	Performance Achievement Incentive Plan(2)	Acceleration of Equity Awards(3),(7),(10)		Stock Options	Restricted Stock	ESOP SERP(8)	Potential Forfeiture(9)	Total Termination Benefits

Oliver Lewis
Death	$640,001	(1)	$640,001	$—	$—	$—	$205,016	$177,824	(3)	$—	$177,824	$—	$—	$1,022,841
Disability	$640,001	(4)	$640,001	$—	$—	$—	$205,016	$177,824	(3)	$—	$177,824	$—	$—	$1,022,841
Involuntary termination without cause	$879,794	(5)	$640,001	$32,275	$205,016	$—	$—	$—		$—	$—	$—	$—	$877,292
Involuntary or good reason termination after a CIC	$1,552,070	(6)	$1,280,001	$64,551	$205,016	$—	$—	$392,649	(7),(10)	$—	$392,649	$197,521	$(189,689)	$1,950,049
Retirement	$—		$—	$—	$—	$—	$—	$—		$—	$—	$—	$—	$—

Allyson Schlesinger
Death	$696,000	(1)	$696,000	$—	$—	$—	$217,274	$193,768	(3)	$—	$193,768	$—	$—	$1,107,042
Disability	$696,000	(4)	$696,000	$—	$—	$—	$217,274	$193,768	(3)	$—	$193,768	$—	$—	$1,107,042
Involuntary termination without cause	$912,153	(5)	$696,000	$—	$217,274	$—	$—	$—		$—	$—	$—	$—	$913,274
Involuntary or good reason termination after a CIC	$1,608,154	(6)	$1,392,001	$—	$217,274	$—	$—	$427,925	(7),(10)	$—	$427,925	$273,113	$—	$2,310,313
Retirement	$—		$—	$—	$—	$—	$—	$—		$—	$—	$—	$—	$—

(1)

Reflects payment under the applicable employment agreement equal to the sum of (1) the executive’s annual base salary and (2) target annual bonus each in effect on December 31, 2025. Upon death, the executive would also be entitled to receive his or her life insurance death benefits.

(2)

In the event of separation from service with Columbia Financial due to death, disability, or retirement, an executive would receive a prorated portion of the PAIP award earned for the year in which such separation occurs based on the period of active employment during such year. The amounts included in the table reflect 100% of the earned PAIP award for 2025 given the assumption that separation occurs on the last day of the year.

(3)

In the event of separation from service with Columbia Financial due to death or disability, an executive would vest in 50% of his or her net outstanding 2025 stock options and restricted stock, unless the executive is already vested in at least 50% of such awards in which case there is no accelerated vesting. The amount included in the table for the time-based restricted stock awards reflects approximately 17% of the outstanding shares underlying the 2024 grants, multiplied by the closing market price of our common stock on December 31, 2025 of $15.54. The amount included in the table for performance stock reflects 50% of the outstanding target shares underlying the 2023, 2024, and 2025 grants. The amount included in the table for stock options reflects the difference between the aggregate market value of 50% of the outstanding shares underlying the 2025 grant as of December 31, 2025, and approximately 17% of the outstanding shares underlying the 2024 grants, calculated based on the closing market price of our common stock on that day of $15.54 and the aggregate exercise price on 50% of all outstanding stock options. On December 31, 2025, the exercise prices on all of the executives’ outstanding unvested stock options exceeded the closing market price of our common stock.

(4)

Reflects payment under the applicable employment agreement equal to the sum of (A) the executive’s annual base salary and (B) target annual bonus each in effect on December 31, 2025. This payment will be reduced by the amount expected to be paid to the executive under Columbia Financial’s program of long-term disability insurance over the 12-month period following the executive’s termination.

(5)

Reflects payment under the applicable employment agreement for involuntary termination without cause or for good reason prior to a change in control equal to the sum of (1) two times (three times for Mr. Kemly and one time for Mr. Lewis and Ms. Schlesinger) the sum of the executive’s (A) annual base salary and (B) target annual bonus, each in effect on December 31, 2025, (2) 18 times (12 times for Mr. Lewis and Ms. Schlesinger) an amount which after taxes (determined using an assumed aggregate 40% tax rate) equals the difference between (A) Columbia Financial’s monthly COBRA premium for the type of Company-provided group health plan coverage in effect on December 31, 2025, for the executive, and (B) the active employee charge for such coverage, (3) the unpaid bonus due to the executive for the 2025 fiscal year of Columbia Financial.

(6)

Reflects payment under the applicable employment agreement for involuntary termination without cause or for good reason after a change in control equal to the sum of (1) three times (two times for Mr. Lewis and Ms. Schlesinger) the sum of the executive’s (A) annual base salary and (B) target annual bonus each in effect on December 31, 2025, (2) 36 times (24 times for Mr. Lewis) an amount which after taxes (determined using an assumed aggregate 40% tax rate) equals the difference between Columbia Financial’s monthly COBRA premium for the type of Company-provided group health plan coverage in effect on December 31, 2025, for the executive, and (B) the active employee charge for such coverage, and (3) the unpaid bonus due to the executive for the 2025 fiscal year of Columbia Financial.

(7)

In the event of separation from service with Columbia Financial without Cause within 12 months after the effective date of a change in control, an executive would become 100% vested in the executive’s 2025 outstanding stock options and restricted stock. Performance stock is assumed to vest at target grant levels, while the amount included in the table for time-based restricted stock awards reflects the total number of outstanding shares; shares assumed to vest are valued using the closing market price of our common stock on December 31, 2025 of $15.54. The amount included in the table for stock options reflects the difference between the aggregate market value of 100% of the underlying shares as of

December 31, 2025 calculated based on the closing market price of our common stock on that day of $15.54 and the aggregate exercise price of all outstanding stock options. On December 31, 2025, the exercise prices on all of the executives’ outstanding unvested stock options exceeded the closing market price of our common stock.
(8)	Represents additional benefit due in the event of a change in control and full repayment of all outstanding ESOP loan.
(9)

These payments are subject to reduction if the parachute amounts associated with the payments under Section 280G of the Internal Revenue Code equal or exceed three times the executive’s average taxable compensation received from the Company for the five-year period ending on December 31, 2025, and if the executive would receive on an after-tax basis by reducing the payments that he or she would receive by getting all the payments and paying the 20% excise tax imposed by Section 4999 of the Internal Revenue Code. The potential reduction could be less or greater depending on the actual circumstances at the time of a real transaction.

(10)	Assumes that the surviving entity in such change in control does not assume or replace the equity awards in connection with the change in control.

Pay Versus Performance

The following table sets forth information on the compensation paid to our chief executive officer and the other named executive officers along with the cumulative total stockholder return of Columbia Financial and a peer group index, Columbia Financial’s net income and Columbia Financial’s Bank level core return on average assets (“ROAA”), which is the most important financial measure (that is not otherwise disclosed in the table) used by Columbia Financial to link compensation actually paid to Columbia Financial’s NEOs in 2025 to Columbia Financial’s performance.

	Summary Compensation Table Total for Chief Executive Officer ($)	Compensation Actually Paid to Chief Executive Officer ($)(1)	Average Summary Compensation Tables Total for NEOs other than CEO ($)(2)	Average Compensation Actually Paid to NEOs other than CEO ($)(2)	Value of Initial Fixed $100 Investment Based on Cumulative Stockholder Return
Year					Total Stockholder Return ($)	Peer Group Total Stockholder Return ($)(3)	Net Income (in thousands) ($)(4)	Bank Level Core ROAA(5)
2025	4,370,846	1,462,507	1,136,636	640,287	100	145	51,766	0.48%
2024	2,759,021	621,278	963,859	409,601	102	139	(11,653)	0.19%
2023	3,695,655	549,639	1,250,538	374,582	124	127	36,086	0.46%
2022	1,662,649	2,257,930	851,145	947,272	139	135	86,173	0.96%
2021	2,131,936	5,339,883	1,034,874	1,913,716	134	150	92,049	1.04%

(1)

Thomas J. Kemly served as President and Chief Executive Officer for each of the years presented in the table. Compensation actually paid to Mr. Kemly for each of the years presented in the table, as calculated in accordance with SEC regulations, was as follows:

	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Total Average Compensation in Summary Compensation Table	4,370,846	2,759,021	3,695,655	1,662,649	2,131,936
Plus/Minus: aggregate change in pension value	(1,548,330)	(564,078)	(1,672,739)	—	(366,796)
Increase/Decrease for “Service Cost” for Pension Plans	(17,700)	(20,277)	(43,689)	(16,229)	31,875
Minus: stock awards reported in Summary Compensation Table	(591,746)	(683,840)	(622,776)	—	—
Minus: option awards reported in Summary Compensation Table	(591,234)	(227,840)	(207,659)	—	—
Plus/Minus: fair value at covered fiscal year-end of unvested stock awards and stock options granted during covered fiscal year	(103,113)	(62,873)	300,557	—	—
Plus/Minus: change in fair value at covered fiscal year-end of unvested stock awards and stock options granted in any prior fiscal year that remain outstanding	(35,507)	(253,362)	(370,005)	240,345	3,225,045

Plus/Minus: change in fair value at vesting date of stock awards granted in any prior fiscal year for which all applicable vesting conditions have been satisfied	(20,709)	(325,473)	(529,705)	371,165	317,823

Compensation Actually Paid	1,462,507	621,278	549,639	2,257,930	5,339,883

(2)

The named executive officers for each of the years presented were as follows: for 2025, Dennis Gibney, John Klimowich, Oliver E. Lewis, Jr. and Allyson Schlesinger; for 2024, 2023 and 2020, Dennis E. Gibney, E. Thomas Allen, Jr., John Klimowich, and Allyson Schlesinger, for 2022, Dennis E. Gibney, E. Thomas Allen, Jr., John Klimowich,

Allyson Schlesinger and W. Justin Jennings; and for 2021, Dennis E. Gibney, E. Thomas Allen, Jr., John Klimowich, Allyson Schlesinger and Oliver E. Lewis, Jr. The average compensation actually paid to the executive officers other than the chief executive officer for each of the years presented in the table, as calculated in accordance with SEC regulations, was as follows:

	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Total Average Compensation in Summary Compensation Table	1,136,636	963,859	1,250,538	851,145	1,034,874
Minus: aggregate change in pension value	(189,400)	(103,726)	(369,708)	—	(108,626)
Increase/Decrease for “Service Cost” for Pension Plans	(5,768)	4,230	(23,429)	(9,147)	26,558
Minus: stock awards reported in Summary Compensation Table	(131,045)	(180,174)	(218,773)	(81,002)	(83,999)
Minus: option awards reported in Summary Compensation Table	(130,934)	(60,030)	(72,950)	(54,000)	(56,000)
Plus: fair value at covered fiscal year-end of unvested stock awards and stock options granted during covered fiscal year	(22,835)	(16,566)	105,584	78,960	147,310
Plus/Minus: change in fair value at covered fiscal year-end of unvested stock awards and stock options granted in any prior fiscal year that remain outstanding	(9,960)	(89,005)	(122,010)	63,403	868,051
Plus/Minus: change in fair value at vesting date of stock awards granted in any prior fiscal year for which all applicable vesting conditions have been satisfied	(6,408)	(108,989)	(174,671)	97,913	85,548

Compensation Actually Paid	640,287	409,601	374,582	947,272	1,913,716

(3)	The peer group members did not change from 2022 to 2023, but did change for 2024 and 2025. See “Peer Group and Benchmarking.”
(4)	Net Income as reported in Columbia Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
(5)	See “— Non-GAAP Financial Measures” for reconciliation to Bank Level Core ROAA.

Financial Performance Measures

The following lists the most important financial performance measures used by us to link compensation actually paid to our named executive officers for 2025 to Columbia Financial performance.

Bank Level Non-GAAP Core ROAA

Bank Level Net Interest Margin

Bank Level Non-GAAP Efficiency Ratio

NPAs to Assets

For explanations of these financial performance measures and reconciliation to the applicable amount measured in accordance with GAAP, see “— Non-GAAP Financial Measures.” For explanations of how these financial performance measures were used to determine 2025 pay for our chief executive officer and other named executive officers, see “Compensation Discussion and Analysis — Elements of 2025 Executive Compensation Program.”

Non-GAAP Financial Measures

As discussed in this Joint Proxy Statement/Prospectus, the Compensation Committee uses non-GAAP financial measures to evaluate Columbia Financial’s performance under Columbia Financial’s incentive compensation plans. Typically, the Compensation Committee adjusts GAAP net income, or elements of net income, for non-core performance items so that participants are compensated for Columbia Financial’s core performance and not penalized or rewarded for non-core charges or unusual gains. Non-GAAP measures used in this Joint Proxy Statement/Prospectus consist of the following:

•	Core Net Income at Bank Level. Core net income and the related measure of core return on average assets reflect net income (loss) at the Bank level adjusted for items noted below, all net of tax.

•	Core ROAA at Bank Level. Core ROAA means the average of Columbia Bank’s core return on average assets as measured by core net income.

•

Core Efficiency Ratio at Bank Level. The efficiency ratio is non-interest expense as a percentage of net interest income plus non-interest income. The non-GAAP efficiency ratio adjusts non-interest income and non-interest expense for items noted below.

These non-GAAP financial measures should not be viewed as a substitute for financial results in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures with similar names that may be presented by other companies. The following tables present reconciliations of these non-GAAP measures to the applicable amounts measured in accordance with GAAP.

Core Net Income at Bank Level

(Dollars in thousands)	For the Year Ended December 31, 2025
Net income	$51,605
Less: gain on sale of securities, net	(219)
Plus: Extraordinary Legal Expense, net	112
Plus: swap fair value depreciation, net	105
Less: appreciation in value of equity securities, net	(652)
Plus: net loss on disposal of fixed assets, net	16
Less: gain on OREO, net	(211)
Plus: Severance, net	1,065

Core Net Income	$51,822

Core ROAA at Bank Level

(Dollars in thousands)	For the Year Ended December 31, 2025
Bank Net Income	$51,605
Bank Average Assets	$10,747,465
Bank ROAA	0.48%
Bank Core Net Income	$51,822
Bank Average Assets	$10,747,465
Bank Core ROAA	0.48%

Core Efficiency Ratio at Bank Level

(Dollars in thousands)	For the Year Ended December 31, 2025
Core Efficiency Ratio at Bank Level	69.35%
Efficiency Ratio	69.63%
Noninterest Expense	$179,677
Net Interest Income	222,450
Noninterest Income	$35,587

Revenue	$258,037

Noninterest Expense	$179,677
Less: Extraordinary Legal Expense	149
Less: swap fair value depreciation, net	139
Less: net loss on disposal of fixed assets, net	21
Less: Severance, net	$1,415

Core Noninterest Expense	$177,952

Revenue	$258,037
Less: gain on sale of securities, net	(290)
Less: gain on OREO, net	(281)
Less: appreciation in value of equity securities, net	$(866)

Core Revenue	$256,600

Relationship Between Pay and Financial Performance

The following charts illustrate how the compensation of our named executive officers aligns with Columbia Financial’s financial performance as measured by total stockholder return (TSR), net income and Bank Level Non-GAAP Core ROAA.

Compensation Actually Paid to TSR
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$160
$140
$120
$100
$80
$60
$40
$20
$0
2021
2022
2023
2024
2025
CEO Pay ($000s)
Other NEO Pay ($000s)
TSR ($)

Compensation Actually Paid to Net Income
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
-$20.0
2021
2022
2023
2024
2025
CEO Pay ($000s)
Other NEO Pay ($000s)
Net Income/(Loss) ($millions)

Compensation Actually Paid to Bank Core ROAA
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2021
2022
2023
2024
2025
CEO Pay ($000s)
Other NEO Pay ($000s)
Bank Core ROAA (%)

CEO Pay Ratio

We are required by SEC rules to disclose the median of the annual total compensation of all employees of Columbia Financial (excluding the Chief Executive Officer), the annual total compensation of the Chief Executive Officer, and the ratio of these two amounts (the “pay ratio”). The pay ratio below is a reasonable estimate based on Columbia Financial’s payroll records and the methodology described below and was calculated in a manner consistent with SEC rules. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use a variety of methodologies, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For purposes of calculating the 2025 pay ratio, Columbia Financial selected December 31, 2025, as the determination date for identifying the median employee. Year-to-date taxable wages paid from January 1, 2025 to December 31, 2025 for all employees as of the determination date, with the exception of Mr. Kemly, were arrayed from lowest to highest. Wages of newly hired permanent employees were adjusted to represent wages for the entire measurement period. This period captured all incentive payments for the tax year as well as income related to the vesting of equity awards, as applicable. The median employee was identified, and total compensation for the median employee was calculated in the manner required for the Summary Compensation Table. Mr. Kemly’s total compensation for 2025, as disclosed in the Summary Compensation Table, was $4,370,846 and the median employee’s total compensation was $162,003 producing a ratio of 27 to 1.

Director Compensation

Elements of Director Compensation

Director Fees. The board of directors determines the compensation of its non-employee directors after considering the recommendation of the Compensation Committee and the Compensation Committee’s independent compensation consultation. The Compensation Committees annually reviews data and analysis provided by its independent compensation consultant to assess the market competitiveness of the compensation structure of our non-employee directors. Following that review, the Compensation Committee approves and recommends to the Board for approval a compensation structure that is intended to provide a mix of cash and equity compensation that is market competitive based on the same peer group that is used by the Compensation Committee when reviewing executive compensation.

For fiscal year 2025, the non-employee directors of Columbia Bank received cash and equity compensation for service as a director as follows:

Annual Restricted Stock Award	$50,000
Annual Cash Retainer (excludes Board Chair)	85,000
Board Chair Annual Cash Retainer	158,500
Additional Annual Cash Retainer for Committee Chairs:(1)
Audit Committee	7,500
Nominating/Corporate Governance Committee	2,500
Compensation Committee	7,500
Operations and Strategic Planning Committee	2,500
Additional Annual Cash Retainer for Committee Members:
Audit Committee	9,000
Nominating/Corporate Governance Committee	5,200
Compensation Committee	9,000
Risk Committee	5,200
Operations and Strategic Planning Committee	6,500
Technology Committee	6,500

(1)	Committee chairs receive a retainer for serving as chair and the additional retainer for serving as members of the committees they chair.

Board members do not receive any additional compensation as a result of their service as directors of Columbia Bank MHC or Columbia Financial.

Director Stock Ownership Guidelines. Our directors are subject to stock ownership guidelines that require them to hold Columbia Financial stock with a value equal to three times their annual cash Board retainer. As of December 31, 2025, all of our non-employee directors are in compliance with our stock ownership guidelines, with the exception of Mr. Kuiken. Mr. Kuiken joined the board in 2020 and has not yet met the required ownership threshold. However, Mr. Kuiken intends to purchase shares of our common stock in the conversion offering and such purchase coupled with the annual grant of restricted stock that directors receive as part of their compensation should bring Mr. Kuiken into compliance with the ownership requirements. Mr. Kuiken is currently in compliance with the holding requirement for unvested shares of restricted stock which he receives as part of his board compensation.

Director Equity Compensation. Non-employee directors participate in Columbia Financial’s equity compensation program and such awards are a key component of each director’s annual compensation. Each non-employee director of Columbia Financial received a grant of restricted stock awards in 2025 that vests on the first anniversary of the grant date.

Director Benefits. Columbia Financial provides health insurance coverage and limited life insurance coverage for directors.

2025 Director Compensation

The following table sets forth the compensation received by the non-employee directors of Columbia Financial during the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash $(1)	Stock Awards $(2)	All Other Compensation $(3)	Total ($)
Noel R. Holland	199,900	48,137	7,456	255,493
James M. Kuiken	114,700	48,137	—	162,837
Michael Massood	118,400	48,137	16,121	182,658
Elizabeth E. Randall	118,400	48,137	1,354	167,891
Lucy Sorrentini	114,700	48,137	14,351	177,188
Daria S. Torres	110,900	48,137	11,232	170,269
Robert Van Dyk	113,400	48,137	—	161,537
Paul Van Ostenbridge	105,700	48,137	11,184	165,021

(1)	Includes total cash compensation earned through Board and Board committee retainers, whether paid or deferred.
(2)

Each non-employee director received a restricted stock award as a component of director compensation of 3,207 shares with a value of $48,137 on March 11, 2025. The award vests on March 11, 2026, the first anniversary of the grant date. In accordance with SEC disclosure requirements for equity compensation, the reported amount represents the full grant date fair value of each award calculated in accordance with FASB ASC Topic 718.

(3)

Includes imputed income for bank-owned life insurance for Mr. Holland, Mr. Massood, Ms. Randall and Mr. Van Ostenbridge and premiums for health insurance paid by Columbia Bank on behalf of Mr. Massood, Mr. Holland, Ms. Sorrentini, Ms. Torres, and Mr. Van Ostenbridge.

Future Equity Incentive Plan

Following the offering, Columbia Financial, Inc. plans to adopt an equity incentive plan that will provide for grants of stock options, restricted stock and/or restricted stock units. In accordance with applicable regulations, Columbia Financial, Inc. anticipates that the plan will authorize a number of stock options equal to 6.20% of the total shares sold in the offering, and a number of shares of restricted stock/restricted stock units equal to 2.45% of the total shares sold in the offering. Therefore, the number of shares reserved under the plan will range from 12,315,438 shares, assuming 142,375,000 shares are issued at the adjusted minimum and mininum of the offering range, to 16,662,063 shares, assuming 192,625,000 shares are issued at the maximum of the offering range.

Columbia Financial, Inc. may fund the future equity incentive plan through the purchase of common stock in the open market by a trust that may be established in connection with the plan or from authorized, but unissued, shares of Columbia Financial, Inc. common stock. The issuance of additional shares for future equity grants would dilute the interests of existing stockholders. See “Pro Forma Data.”

Any stock options granted under a future equity incentive plan will be granted at an exercise price equal to 100% of the fair market value of Columbia Financial, Inc. common stock on the date of grant. Future awards of restricted stock or restricted stock units will be made at no cost to recipients. The plan administrator will determine the terms and conditions of each equity award granted under the future equity incentive plan including, but not limited to, the type of and amount of an award, as well as vesting conditions for each award, subject to applicable regulations. Regulatory requirements may vary depending on whether Columbia Financial, Inc. adopts the plan within one year following the completion of the offering or after one year following the completion of the offering. If Columbia Financial, Inc. adopts the equity incentive plan more than one year after completion of the offering, the plan would not be subject to many existing regulatory requirements, including limiting the number of awards reserved or granted under the plan and the time period over which participants may vest in awards granted to them.

Transactions with Related Persons

Loans and Extensions of Credits. The Sarbanes-Oxley Act generally prohibits loans by Columbia Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Columbia Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Columbia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Columbia Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In accordance with banking regulations, the board of directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of  $25,000 or 5% of Columbia Financial’s capital and surplus (up to a maximum of  $500,000) and such loan must be approved in advance by a majority of the disinterested members of the board of directors. Additionally, pursuant to Columbia Financial’s Code of Ethics and Business Conduct, all executive officers and directors must disclose any existing or emerging conflicts of interest to our President and Chief Executive Officer. Such potential conflicts of interest include, but are not limited to, the following: (i) our conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest; and (ii) the ownership of more than 1% of the outstanding securities (or that represents more than 5% of the total assets of the employee and/or family member) of any business entity that does business with or is in competition with Columbia Financial.

Columbia Bank had no loans to related parties at December 31, 2025.

Indemnification for Directors and Officers

Columbia Financial, Inc.’s articles of incorporation provide that Columbia Financial, Inc. must indemnify all directors and officers of Columbia Financial, Inc. against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of Columbia Financial, Inc. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party. Except insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Columbia Financial, Inc. pursuant to its articles of incorporation or otherwise, Columbia Financial, Inc. has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

STOCK OWNERSHIP OF COLUMBIA FINANCIAL

The following table provides information as of April 30, 2026 about the persons known to Columbia Financial, Inc. and Columbia Financial to be the beneficial owners of more than 5% of Columbia Financial outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding(1)
Columbia Bank MHC(2) 19-01 Route 208 North Fair Lawn, New Jersey 07410	76,016,524	73.0%

(1)	Based on 104,142,951 shares of Columbia Financial common stock outstanding and entitled to vote as of April 30, 2026.
(2)	The members of the board of directors of Columbia Financial and Columbia Bank also constitute the board of directors of Columbia Bank MHC.

The following table provides information as of April 30, 2026 about the shares of Columbia Financial common stock that may be considered to be beneficially owned by each director and executive officer of Columbia Financial and Columbia Financial, Inc., and by all directors and executive officers of Columbia Financial, Inc. and Columbia Financial as a group.(a) A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security and each of the listed individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned	Number of Shares that May be Acquired within 60 Days by Exercising Options	Percent of Common Stock Outstanding
Non-Employee Directors(1):
Noel R. Holland	95,998	83,294	*
James M. Kuiken	19,023	—	*
Michael Massood	102,825	83,294	*
Elizabeth E. Randall	107,237	62,474	*
Lucy Sorrentini	25,503	—	*
Daria S. Torres(1)	42,805	—	*
Robert Van Dyk	137,958	83,294	*
Paul Van Ostenbridge(1)	25,698	—	*
James H. Wainwright(2)	8,154	—	*
Executive Officers:
Dennis E. Gibney(2)(3)	274,985	267,553	*
Thomas J. Kemly(4)	638,025	750,726	1.32%
John Klimowich	156,547	212,935	*
Oliver E. Lewis, Jr.	90,824	98,455	*
Manesh Prabhu	43,601	33,336	*
Mayra L. Rinaldi(5)	56,715	63,865	*
Allyson Schlesinger	148,966	181,216	*
Thomas Splaine, Jr.	11,483	3,058	*
All Directors and Executive Officers as a Group (17 persons)	1,986,347	1,923,500	3.75%

*	Less than 1%.
(a)

Upon the closing date of the acquisition, Mr. Klein will become an executive officer and board member of Columbia Financial, Inc. and Columbia Bank. As of February 27, 2026, Mr. Klein beneficially owned 639,532 shares of Northfield Bancorp which, assuming the election by Mr. Klein of 100% stock consideration in the merger, would equal 911,333 shares of Columbia Financial, Inc. common stock.

(1)	Ms. Torres and Mr. Van Ostenbridge will serve as directors of Columbia Financial until the 2026 Annual Meeting of Columbia Financial.
(2)	Mr. Wainwright and Mr. Gibney are directors of Columbia Financial, Inc. and are nominees for election as directors of Columbia Financial at the 2026 Annual Meeting of Columbia Financial.
(3)	Includes 10,000 shares held by Mr. Gibney’s spouse.

(4)	Includes 5,933 shares held by Mr. Kemly’s spouse.
(5)	Includes 1,624 shares held by Ms. Rinaldi’s spouse and 240 shares in trust for one child and a godchild.

	Stock Ownership Plan (ESOP)	Columbia Bank Supplemental Executive Retirement Plan (SERP)	Columbia Bank Savings and Investment Plan (401(k) Plan)	Columbia Bank Savings Income Maintenance Plan	Columbia Bank Stock Based Deferral Plan	Columbia Financial, Inc. 2019 Equity Incentive Plan(a)
Noel R. Holland	—	—	—	—	10,040	2,952
James M. Kuiken	—	—	—	—	—	2,952
Michael Massood	—	—	—	—	—	2,952
Elizabeth E. Randall	—	—	—	—	9,993	2,952
Lucy Sorrentini	—	—	—	—	7,680	2,952
Daria S. Torres	—	—	—	—	28,598	2,952
Robert Van Dyk	—	—	—	—	—	2,952
Paul Van Ostenbridge	—	—	—	—	—	2,952
James H. Wainwright	—	—	—	—	—	2,952
Dennis E. Gibney	8,689	11,403	—	—	1,953	71,917
Thomas J. Kemly	8,689	35,309	40,946	41,572	69,139	198,021
John Klimowich	8,689	7,627	17,130	4,214	9,042	48,381
Oliver E. Lewis, Jr.	7,591	3,414	—	681	4,905	46,897
Manesh Prabhu	3,220	865	1,996	—	1,022	30,994
Mayra L. Rinaldi	7,749	68	7,249	—	—	21,031
Allyson Schlesinger	7,753	7,130	—	4,683	13,543	50,852
Thomas Splaine, Jr.	831	—	—	—	—	10,260

(a)	Represents shares of unvested restricted stock granted under Columbia Financial’s 2019 Equity Incentive Plan.

STOCK OWNERSHIP OF NORTHFIELD BANCORP

The following table provides information as of April 27, 2026 about the persons known to Northfield Bancorp to be the beneficial owners of more than 5% of Northfield Bancorp outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Shares of Northfield Bancorp Common Stock Beneficially Owned(1)	Percent of Northfield Bancorp Common Stock Outstanding(1)
Northfield Bank Employee Stock Ownership Plan Trust and Northfield Bank Savings Plan	3,297,475	7.90%
1013 Centre Road, Suite 300 Wilmington, DE 19805
Blackrock, Inc.	5,400,149	12.93%
50 Hudson Yards New York, NY 10001(2)
The Vanguard Group	2,246,176	5.38%
P.O. Box 2600 Valley Forge, PA 19482(3)
Dimensional Fund Advisors, LP	2,531,384	6.06%
Building One 6300 Bee Cave Road Austin, TX 78746(4)

(1)

In accordance with Rule 13d-3 under the Exchange Act, a person or entity is deemed to be the beneficial owner for purposes of this table of any shares of common stock, if they have shared voting or investment power with respect to such security, or a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares, and includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.

(2)	This information is based on Schedule 13F filed by Blackrock, Inc. with the SEC on February 12, 2026.
(3)	This information is based on Schedule 13F filed by The Vanguard Group, Inc. with the SEC on January 29, 2026.
(4)	This information is based on Schedule 13F filed by Dimensional Fund Advisors, LP with the SEC on February 12, 2026.

The following table provides information as of April 27, 2026 about the shares of Northfield Bancorp common stock that may be considered to be beneficially owned by each director and executive officer of Northfield Bancorp, and by all directors and executive officers of Northfield Bancorp as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security and each of the listed individuals has sole voting and investment power with respect to the shares shown.

Name(1)	Shares of Northfield Bancorp Common Stock Beneficially Owned(2)	Percent of Northfield Bancorp Common Stock Outstanding
Annette Catino(3)	288,448	*
Gil Chapman(4)	62,419	*
John P. Connors, Jr.(5)	209,632	*
Timothy C. Harrison	82,313	*
Karen J. Kessler(6)	68,354	*
Steven M. Klein(7)	639,532	1.53%
Rachana A. Kulkarni	18,688	*
Frank P. Patafio(8)	267,362	*
Paul V. Stahlin(9)	54,354	*
David V. Fasanella(10)	73,398	*
William R. Jacobs(11)	120,516	*
Vickie Tomasello(12)	13,505	*
Robin Lefkowitz(13)	131,256	*
All Directors and Executive Officers as a Group (13 persons)	2,029,777	4.85	%(14)

*	Less than 1%.
(1)	The mailing address for each person listed is 581 Main Street, Suite 810, Woodbridge, New Jersey, 07095.
(2)

In accordance with Rule 13d-3 under the Exchange Act, a person or entity is deemed to be the beneficial owner for purposes of this table of any shares of common stock, if they have shared voting or investment power with respect to such security, or a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares, and includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.

(3)	Includes 89,852 shares held jointly with Ms. Catino’s spouse, 21,000 shares held in Ms. Catino’s IRA account, and 37,460 shares held in Ms. Catino’s SEP account.
(4)	Includes 7,651 shares held in Mr. Chapman’s IRA accounts, 31,897 shares held jointly with Mr. Chapman’s spouse and 6,763 shares held by Mr. Chapman’s spouse.
(5)	Includes 40,222 shares held in Mr. Connors’ IRA accounts, 14,300 shares held jointly with Mr. Connors’ spouse, and 841 shares held by Mr. Connors’ spouse.
(6)	Includes 3,500 shares held in Ms. Kessler’s IRA account.
(7)

Includes 66,420 shares held in Northfield Bank’s 401(k) Plan and 59,119 shares allocated to Mr. Klein under the Northfield Bank ESOP. Also includes 40,000 shares that may be acquired within 60 days of April 27, 2026, by exercising options.

(8)	Includes 97,000 shares held jointly with Mr. Patafio’s spouse and 10,000 shares held in Mr. Patafio’s IRA Account.
(9)	Includes 40,000 shares held in Mr. Stahlin’s IRA account.
(10)	Includes 2,362 shares held in Northfield Bank’s 401(k) Plan, 9,612 shares allocated to Mr. Fasanella under the Northfield Bank ESOP, and 11,500 shares held in Mr. Fasanella’s Roth IRA account.
(11)	Includes 12,838 shares held in Northfield Bank’s 401(k) Plan, and 38,614 shares allocated to Mr. Jacobs under the Northfield Bank ESOP.
(12)	Includes 1,138 shares allocated to Ms. Tomasello under the Northfield Bank ESOP.
(13)

Includes 3,000 shares held jointly with Ms. Lefkowitz’s spouse, 25,911 shares held in Northfield Bank’s 401(k) Plan, and 38,388 shares allocated to Ms. Lefkowitz under the Northfield Bank ESOP. Also includes 40,000 shares that may be acquired within 60 days of April 27, 2026, by exercising options.

(14)

Directors and executive officers beneficially owned 2,029,777 shares of Northfield Bancorp common stock, or 4.85%% of the outstanding shares. To calculate ownership percentages of all directors and executive officers as a group, the actual number of outstanding shares of Northfield Bancorp of 41,763,852 has been increased by 80,000 shares, representing options held by all directors and executive officers of Northfield Bancorp that may be acquired within 60 days by exercising such options.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS OF COLUMBIA FINANCIAL

The table below sets forth, for each of our directors and executive officers and for all of the directors and executive officers as a group, the following information:

•

The number of shares of common stock of Columbia Financial, Inc. to be received in exchange for shares of Columbia Financial common stock upon consummation of the Conversion and the offering, based upon their beneficial ownership of Columbia Financial common stock as of April 30, 2026;

•	The proposed purchases of Columbia Financial, Inc. common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	The total amount of Columbia Financial, Inc. common stock to be held upon consummation of the Conversion and offering.

In each case, it is assumed that shares are sold and the exchange ratio is calculated at the midpoint of the offering range. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 25% of the shares sold in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories.

The proposed purchase of shares by directors and executive officers of Columbia Financial, Inc. and Columbia Financial of shares of Columbia Financial, Inc. common stock in the offering does not constitute a recommendation or endorsement by such individuals that you should buy stock in the offering. Before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the notes thereto, and the section entitled “Risk Factors.”

		Proposed Purchases of Stock in the Offering		Total Common Stock to be Held
Name of Beneficial Owner	Number of Shares Received in Exchange for Shares of Columbia Financial, Inc.(1)	Number of Shares	Dollar Amount	Number of Shares(1)	Percentage of Total Outstanding
Directors:
Dennis E. Gibney(2)	605,929	50,000	$500,000	655,929	*
Noel R. Holland	211,531	15,000	150,000	226,531	*
Thomas J. Kemly	1,405,888	40,000	400,000	1,445,888	*
James M. Kuiken	41,917	10,000	100,000	51,917	*
Michael Massood	226,574	25,000	250,000	251,847	*
Elizabeth E. Randall	236,296	50,000	500,000	286,296	*
Lucy Sorrentini	56,195	20,000	200,000	76,195	*
Daria S. Torres(3)	94,320	2,500	25,000	96,820	*
Robert Van Dyk	303,990	25,000	250,000	328,990	*
Paul Van Ostenbridge(3)	56,625	5,000	50,000	61,625	*
James H. Wainwright(2)	17,967	10,000	100,000	27,967	*
Executive Officers Who are Not Also Directors:
John Klimowich	344,951	30,000	300,000	374,951	*
Oliver E. Lewis, Jr.	200,130	15,000	150,000	215,130	*
Manesh Prabhu	96,074	15,000	150,000	111,074	*
Mayra L. Rinaldi	124,971	10,000	100,000	134,971	*
Allyson Schlesinger	328,246	50,000	500,000	378,246	*
Thomas Splaine, Jr.	25,302	50,000	500,000	67,967	*

All Directors and Executive Officers as a Group (17 persons)	4,376,906	422,500	$4,225,000	4,799,406	2.1%

*	Less than 1.0%.
(1)	Based on information presented in “Stock Ownership.”
(2)	As of the date of this Joint Proxy Statement/Prospectus, individual serves as a board member of Columbia Financial, Inc. and is a nominee for election to the board of directors of Columbia Financial.
(3)	As of the date of this Joint Proxy Statement/Prospectus, individual serves as a board member of Columbia Financial and is not a board member of Columbia Financial, Inc.

REGULATION AND SUPERVISION

General

As a federal savings bank, Columbia Bank is subject to examination, supervision and regulation, primarily by the OCC, and, secondarily, by the FDIC as deposit insurer. Columbia Bank has elected and has received regulatory approval to operate as a “covered savings association” pursuant to Section 5A of the Home Owners’ Loan Act, as amended, and the regulations of the OCC promulgated thereunder. A covered savings association generally has the same rights and privileges as a national bank, and is subject to the same duties, restrictions, penalties, liabilities, conditions, and limitations that would apply to a national bank. However, a covered savings association continues to be treated as a federal savings bank for purposes of corporate governance and certain other purposes, including procedures and requirements for mergers and capital distributions.

Columbia Bank is also regulated by the Federal Reserve Board, which governs the reserves to be maintained against deposits and other matters. In addition, Columbia Bank is a member of and owns stock in the FHLBNY, which is one of the 11 regional banks in the FHLB system. Columbia Bank’s relationships with depositors and borrowers also are regulated to a great extent by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and other contractual arrangements.

As a savings and loan holding company, Columbia Financial, Inc. will be subject to examination and supervision by, and will be required to file certain reports with, the Federal Reserve Board and will be treated by the Federal Reserve Board as a bank holding company for certain regulatory purposes, as a result of Columbia Bank’s election to operate as a “covered savings association.” Columbia Financial, Inc. will also be subject to the rules and regulations of the Securities and Exchange Commission (“SEC”) under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to Columbia Bank and Columbia Financial, Inc. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on Columbia Bank and Columbia Financial, Inc. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on Columbia Financial, Inc., Columbia Bank and their operations.

Federal Banking Regulations

Business Activities. A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and applicable federal regulations. However, as a covered savings association, Columbia Bank generally has the same rights and privileges as a national bank, and is subject to the same duties, restrictions, penalties, liabilities, conditions, and limitations that would apply to a national bank.

Examinations and Assessments. Columbia Bank is primarily supervised by the OCC. Columbia Bank is required to file reports with and is subject to periodic examination by the OCC and is also required to pay assessments to the OCC to fund the agency’s operations.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including federal savings banks, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and Total capital to risk-weighted assets of at least 4.5%, 6.0% and 8.0%, respectively. The regulations also establish a minimum required leverage ratio of at least 4.0% of Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 capital plus additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of accumulated other comprehensive income such as Columbia Bank, up to 45% of net unrealized gains on available for sale equity securities with readily determinable fair market values. Institutions that have not exercised the accumulated other comprehensive income opt-out have accumulated other comprehensive income incorporated into common equity Tier 1 capital (including unrealized gains and losses on available for sale securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk-weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to-four family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

At December 31, 2025, Columbia Bank’s capital exceeded all applicable requirements.

Loans-to-One Borrower. Generally, a federal savings bank or national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by “readily marketable collateral,” which generally includes certain financial instruments (but not real estate). As of December 31, 2025, Columbia Bank was in compliance with the loans-to-one borrower limitations.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action. Under federal law, the OCC is required to take “prompt corrective action” against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution’s level of capital. For such purposes, the law establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The five capital tiers are described in more detail below. Under the prompt corrective action regulations, an institution that fails to remain “well capitalized” becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth, or restrictions on the ability to receive regulatory approval of applications. An institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4.0% is considered to be “undercapitalized.” An institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be “significantly undercapitalized.” An institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be “critically undercapitalized.”

At each successive lower capital category, a federal savings association is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Generally, the OCC is required to appoint a receiver or conservator for a federal savings association or national bank that becomes “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date that a federal savings association is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Any holding company of a federal savings association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings association’s assets at the time it was deemed to be undercapitalized by the OCC or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the OCC notifies the institution that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2025, Columbia Bank met the criteria for being considered “well capitalized,” which means that its total risk-based capital ratio exceeded 10.0%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, including a covered savings association, which include cash dividends, stock repurchases, and other transactions charged to the institution’s capital account. A federal savings association, including a covered savings association, must file an application with the OCC for approval of a capital distribution if (i) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years; (ii) the institution would not be at least adequately capitalized following the distribution; (iii) the distribution would violate an applicable statute, regulation, agreement or regulatory condition; or (iv) the institution is not eligible for expedited treatment of its filings. Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend. An application or notice related to a capital distribution may be disapproved if (i) the federal savings association would be undercapitalized following the distribution; (ii) the proposed capital distribution raises safety and soundness concerns or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.

Community Reinvestment Act and Fair Lending Laws. All FDIC-insured banks and savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low and moderate-income borrowers. In connection with its examination of a federal savings association, the OCC is required to assess the federal savings bank’s record of compliance with the Community Reinvestment Act, and assign one of four ratings to the institution’s record of meeting the credit needs of the community and to take such record into account in its evaluation of certain applications by the institution, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and bank holding company and savings and loan holding company acquisitions. A savings bank’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Columbia Bank received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings association’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally any company that controls or is under common control with an insured depository institution such as Columbia Bank. Columbia Financial is an affiliate of Columbia Bank because of its direct and indirect control of Columbia Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

The authority of Columbia Bank to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•

be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the institution’s capital.

In addition, extensions of credit in excess of certain limits must be approved by the board of directors of Columbia Bank. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The OCC has primary enforcement responsibility over federal savings banks and has authority to bring enforcement action against all “institution-affiliated parties,” including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the Office of the Comptroller of the Currency may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution to the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular savings association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as Columbia Bank. Deposit accounts in Columbia Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC assesses insured depository institutions premiums to maintain the Deposit Insurance Fund. Assessments for most institutions are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years. Previously, the assessment range (inclusive of possible adjustments) for most banks and savings associations ranged from 1.5 basis points to 30 basis points. The FDIC has the authority to increase insurance assessments and adopted a final rule in October 2022 to increase initial base deposit insurance assessment rates by 2 basis points beginning with the first quarterly assessment period of 2023. As a result, effective January 1, 2023, Columbia Bank’s assessment rates increased, and for most banks and savings associations the assessment ranges from 2.5 basis points to 42 basis points.

The FDIC has authority to further increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Columbia Bank. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance. On October 7, 2025, the OCC and FDIC issued a notice of proposed rulemaking that would define the term “unsafe or unsound practice” for purposes of section 8 of the Federal Deposit Insurance Act and revise the supervisory framework for the issuance of matters requiring attention and other supervisory communications.

On November 16, 2023, the FDIC published in the Federal Register its final rule that imposes special assessments to recover the loss to the Deposit Insurance Fund arising from the protection of uninsured depositors in connection with the systemic risk determination announced on March 12, 2023, following the closures of Silicon Valley Bank and Signature Bank. The assessment base for the special assessments is equal to an insured depository institution’s (“IDI”) estimated uninsured deposits, reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits from the IDI, or for IDIs that are part of a holding company with one or more subsidiary IDIs, at the banking organization level. The final rule calls for the FDIC to collect special assessments at an annual rate of approximately 13.4 basis points, over eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period one or more quarters beyond the initial eight-quarter collection period to collect the difference between actual or estimated losses and the amounts collected, and impose a final shortfall special assessment on a one-time basis to collect the difference between actual losses and the amounts collected after the receiverships for Silicon Valley Bank and Signature Bank terminate. The final rule became effective on April 1, 2024, with special assessments collected beginning with the first quarterly assessment period of 2024. In February 2024, we received notification from the FDIC that the estimated loss attributable to the protection of uninsured depositors at Silicon Valley Bank and Signature Bank is $20.4 billion, an increase of approximately $4.1 billion from the estimate of $16.3 billion described in the final rule, and, as of March 31, 2024, revised the estimate to $19.2 billion. The FDIC provided institutions subject to the special assessment an updated estimate of each institution’s quarterly and total special assessment expense with its first quarter 2024 special assessment invoice, and subsequently periodically adjusted these loss estimates. The aggregate amount of Columbia Bank’s adjusted total special assessment was $3.8 million. The FDIC continues to provide an updated estimate of each institution’s quarterly and total special assessment expense and while we expect this may result in an increase, we do not expect the increase to be material. As of December 15, 2025, the FDIC projects that the special assessment will be collected through the initial eight-quarter collection period would recover the entire amount of estimated losses and no extension of the collection period would be necessary. However, this remains subject to periodic adjustments and the rights retained by the FDIC described above.

Federal Home Loan Bank System. Columbia Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional FHLBs. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB of New York, Columbia Bank is required to purchase and hold shares of capital stock in the FHLB of New York. As of December 31, 2025, Columbia Bank was in compliance with this requirement. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral and limiting total advances to a member.

Anti-Money Laundering; Bank Secrecy Act. Under the Bank Secrecy Act, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving at least $10,000. In addition, financial institutions are required to file suspicious activity reports for any transaction or series of transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the Bank Secrecy Act or has no lawful purpose. The USA PATRIOT Act, which amended the Bank Secrecy Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as Columbia Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application to acquire a bank or to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with “shell banks.”

Office of Foreign Assets Control. The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by the Office of Foreign Assets Control (“OFAC”), take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial or other transactions relating to a sanctioned country or with certain designated persons and entities; (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons); and (iii) restrictions on transactions with or involving certain persons or entities. Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for Columbia Bank.

Prohibitions Against Tying Arrangements. Columbia Bank is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations. Interest and other charges collected or contracted for by Columbia Bank are subject to state usury laws and federal laws concerning interest rates. The operations of Columbia Bank are also subject to various federal laws applicable to credit transactions and consumer protection, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act, prescribing disclosure and advertising requirements with respect to deposit accounts;

•	Real Estate Settlement Procedures Act, requiring home loan lenders to provide borrowers with disclosures regarding the nature and costs of the real estate settlement process; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Columbia Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Telephone Consumer Protection Act, restricting certain communications to consumer wireless or residential telephone numbers without consent;

•	Servicemembers Civil Relief Act and Military Lending Act, imposing interest rate limitations and other financial and legal protections for active-duty service members;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

Federal Trade Commission Act, Section 5, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive, or abusive acts or practices (UDAAP) in connection with any consumer financial product or service;

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Cybersecurity Information Sharing Act, which calls for the sharing of information about security threats between the U.S. government and private sector organizations, including financial institutions, and authorizes companies to monitor their own systems and carry out defensive measures to potential cyber-attacks; and

•

The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties, and also requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information.

Consumer Financial Protection Bureau. Columbia Bank is subject to examination and supervision by the Consumer Financial Protection Bureau (“CFPB”), which was established under the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement and enforce rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit acts and practices that are deemed to be unfair, deceptive, or abusive.

The CFPB has exclusive examination and primary enforcement authority with respect to compliance with federal consumer financial protection laws and regulations by institutions under its supervision and is authorized, individually or jointly with the federal banking agencies, to conduct investigations to determine whether any person is, or has, engaged in conduct that violates such laws or regulations. The CFPB has the authority to investigate possible violations of federal consumer financial law, hold hearings, and commence civil litigation. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB also may institute a civil action or pursue administrative proceedings against an entity in violation of federal consumer financial law in order to impose a civil penalty or an injunction. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties which, as of January 15, 2025, range from $7,217 per day for minor violations of federal consumer financial laws (including the CFPB’s own rules) to $36,083 per day for reckless violations and $1,443,275 per day for knowing violations. The CFPB monetary penalty amounts are adjusted annually for inflation. (The CFPB has not yet announced inflation adjustments for the maximum amount of each civil penalty within its jurisdiction for 2026.) Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease-and-desist orders available to the CFPB (but not for civil penalties).

Columbia Bank will continue to monitor developments related to the CFPB and its ongoing supervision and will continue to operate in accordance with the applicable requirements. Columbia Bank expects to continue to be regulated by the CFPB or the other regulatory agencies who also supervise its compliance with consumer financial protection requirements.

Guidance for Third-Party Relationships

In 2023, the Federal Reserve Board, OCC, and FDIC issued final interagency guidance on risk management of third-party relationships, including third-party lending relationships. The interagency guidance seeks to, among other things, promote consistency in third-party risk management and provide sound risk management guidance for third-party relationships commensurate with a bank’s risk profile and complexity as well as the criticality of the activity.

The interagency guidance outlines a five-stage life cycle that a banking organization should incorporate into its third-party risk management approach: (1) planning stage, to evaluate and consider how to manage risks before entering into a third-party relationship; (2) due diligence stage, to provide the banking organization with the information needed to evaluate whether it can appropriately identify, monitor, and control risks associated with the third-party relationship; (3) contract negotiation stage, to facilitate risk management and oversight and specify the expectations and obligations of both parties; (4) ongoing monitoring, to confirm the quality and sustainability of a third party’s controls and ability to meet contractual obligations, and to escalate and respond to significant issues or concerns when identified; and (5) termination of third party relationships for various reasons such as expiration or breach of the contract, or the third party’s failure to comply with applicable laws or regulations. The interagency guidance provides detailed recommendations for complying with each of these life cycle stages.

The final interagency guidance is directed to all banking organizations supervised by the Federal Reserve Board, OCC, and FDIC. Further rulemaking activity or guidance with respect to third party relationship risk management and banking-as-a-service arrangements (including with respect to deposit products and services) may be forthcoming.

Holding Company Regulation

General. Columbia Financial, Inc. will be a non-diversified savings and loan holding company within the meaning of the Home Owners’ Loan Act. As such, Columbia Financial, Inc. will be registered with the Federal Reserve Board and subject to the regulation, examination, supervision and reporting requirements applicable to savings and loan holding companies. As a result of Columbia Bank’s election to be treated as a covered savings association, the Federal Reserve Board will generally treat Columbia Financial, Inc. as a bank holding company even though it remains a savings and loan holding company under existing law. In addition, the Federal Reserve Board will have enforcement authority over Columbia Financial, Inc. and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank.

Permissible Activities. Due to Columbia Bank’s status as a covered savings association, the activities of Columbia Financial, Inc. will generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations. Federal law prohibits a bank holding company, including Columbia Financial, Inc., directly or indirectly, or through one or more subsidiaries, from acquiring control of more than 5% of the voting securities of another financial institution or financial institution holding company, without prior Federal Reserve Board approval. In evaluating applications by holding companies to acquire other financial institutions, the Federal Reserve Board considers factors such as the financial and managerial resources, future prospects of Columbia Financial and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

Capital. Columbia Financial, Inc. will be subject to consolidated regulatory capital requirements that are similar to those that apply to Columbia Bank. Columbia Financial was in compliance with these requirements as of December 31, 2025.

Source of Strength. The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies. The Federal Reserve Board has issued regulations requiring that all savings and loan holding companies serve as a source of strength to their subsidiary depository institutions. The Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company’s ability to commit resources to such subsidiary bank. Under these requirements, Columbia Financial, Inc. may in the future be required to provide financial assistance to Columbia Bank should it experience financial distress.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where Columbia Financial, Inc.’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or Columbia Financial, Inc.’s overall rate or earnings retention is inconsistent with Columbia Financial, Inc.’s capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. The Federal Reserve will require Columbia Financial, Inc. to provide notification to the Federal Reserve prior to implementing any repurchase plan. The Federal Reserve also requires Columbia Financial to provide prior notification to the Federal Reserve prior to the announcement of a dividend from Columbia Bank to Columbia Financial. These regulatory policies may affect the ability of Columbia Financial, Inc. to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of any class of Columbia Financial, Inc.’s outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of Columbia Financial, Inc. A change in control definitively occurs upon the acquisition of 25% or more of any class of Columbia Financial, Inc.’s outstanding voting stock. Upon the acquisition of 5% to 24.99% of any class of Columbia Financial’s outstanding voting stock, control of Columbia Financial may be presumed by the Federal Reserve Board if the stockholder has significant business relationships Columbia Financial or if the stockholder controls certain percentages of the members of Columbia Bank’s board of directors, each of which is defined by the Federal Reserve Board’s rules regarding the definition of control. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

Federal Securities Laws

Columbia Financial, Inc.’s common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Columbia Financial, Inc. will therefore subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Future Legislation and Regulation

Laws, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. In addition to the specific legislation and regulations described above, future legislation and regulations or changes to existing statutes, regulations or regulatory policies applicable to Columbia Financial and its subsidiaries may affect the business, financial condition and results of operations in adverse and unpredictable ways and increase reporting requirements and compliance costs. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted.

COMPARISON OF STOCKHOLDERS’ RIGHTS OF COLUMBIA FINANCIAL, INC. AND COLUMBIA FINANCIAL

As a result of the Conversion, current holders of Columbia Financial common stock will become stockholders of Columbia Financial, Inc. following the completion of the Conversion. There are certain differences in stockholder rights arising from distinctions between the Delaware certificate of incorporation and bylaws of Columbia Financial prior to the Conversion and the Maryland articles of incorporation and bylaws of Columbia Financial, Inc. following the Conversion, and from distinctions between Delaware law and Maryland law.

In some instances, the rights of stockholders of Columbia Financial, Inc. following the Conversion will be less than the rights stockholders of Columbia Financial currently have. The decrease in stockholder rights under the Maryland articles of incorporation and bylaws are not mandated by Maryland law but have been chosen by the board of directors of Columbia Financial, Inc. as being in the best interest of Columbia Financial, Inc. In some instances, the differences in stockholder rights may increase management rights. In other instances, the provisions in Columbia Financial, Inc.’s Maryland articles of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult. Columbia Financial, Inc. believes that the provisions described below are prudent and will enhance Columbia Financial, Inc.’s ability to remain an independent financial institution and reduce its vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its board of directors. These provisions also will assist us in the orderly deployment of the conversion proceeds into productive assets and allow us to implement Columbia Financial, Inc.’s business plan during the initial period after the Conversion. Columbia Financial, Inc. believes that these provisions are in the best interests of Columbia Financial, Inc. and its stockholders.

This description below is intended to be a summary of the material differences affecting the rights of stockholders. Accordingly, this discussion is not intended to be a complete statement of the differences affecting the rights of stockholders of Columbia Financial and Columbia Financial, Inc. but rather summarizes the material differences and similarities affecting the rights of stockholders. Stockholders of Columbia Financial are encouraged to reference the actual Maryland articles of incorporation and bylaws of Columbia Financial, Inc. and Maryland law for additional information.

Authorized Capital Stock

The authorized capital stock of Columbia Financial consists of 500,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

The authorized capital stock of Columbia Financial, Inc. consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Under the Maryland General Corporation Law and Columbia Financial’s articles of incorporation, the board of directors of Columbia Financial, Inc. may increase or decrease the number of authorized shares without stockholder approval. Stockholder approval is required to increase or decrease the number of authorized shares of Columbia Financial.

The certificate of incorporation of Columbia Financial and the articles of incorporation of Columbia Financial, Inc. both authorize the board of directors of Columbia Financial and Columbia Financial, Inc., respectively, to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors of Columbia Financial, Inc. has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock

Pursuant to applicable laws and regulations, Columbia Bank MHC is required to own not less than a majority of the outstanding shares of Columbia Financial common stock. Columbia Bank MHC will no longer exist following completion of the Conversion and the related offering.

Voting Rights

Neither the certificate of incorporation or bylaws of Columbia Financial, nor the articles of incorporation or bylaws of Columbia Financial, Inc., provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.

Payment of Dividends

Columbia Financial’s ability to pay dividends depends, to a large extent, upon Columbia Bank’s ability to pay dividends to Columbia Financial, which is restricted by federal regulations and by federal income tax considerations related to federal savings banks. Delaware law limits the ability of a board of directors to declare and pay dividends upon shares of its capital stock to payments either (i) out of its surplus or (ii) in the case that there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Similar federal restrictions will apply to Columbia Bank’s ability to pay dividends to Columbia Financial, Inc. In addition, Maryland law generally limits dividends if a corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Board of Directors

The certificate of incorporation of Columbia Financial requires the board of directors of Columbia Financial to be divided into three classes as nearly equal in number as reasonably possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

The articles of incorporation of Columbia Financial, Inc. provide that through but not including the 2032 annual meeting of stockholders, the directors of Columbia Financial, Inc. will be divided into three classes, as nearly equal in number as reasonably possible. At the annual meetings of stockholders held in 2027, 2028 and 2029, the successors of the class of directors whose term expires at that meeting shall be elected at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. At the 2030 annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the second year following the year of their election. At the 2031 annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected at such meeting to hold office for a term expiring at the next annual meeting of stockholders. Beginning with the 2032 annual meeting of stockholders, each director will be elected for a term expiring at the next annual meeting of stockholders and will hold office until the next annual meeting of stockholders.

Under the bylaws of both Columbia Financial and Columbia Financial, Inc., any vacancies on the board of directors of Columbia Financial or Columbia Financial, Inc., respectively, may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the board of directors to fill vacancies serve until the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.

Limitations on Liability

The certificate of incorporation of Columbia Financial provides that directors and officers will not be personally liable for breach of any duty owed to Columbia Financial, Inc. and its stockholders, except for liability (i) for any breach of the director’s duty of loyalty to Columbia Financial or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of a dividend or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

The articles of incorporation of Columbia Financial, Inc. provide that directors and officers will not be personally liable for monetary damages to Columbia Financial, Inc. for certain actions as directors or officers, except for (i) receipt of an improper benefit or profit, (ii) actions or omissions that are determined to have materially involved active and deliberate dishonesty, or (iii) to the extent otherwise provided by Maryland law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors or officers for a breach of their duties even though such an action, if successful, might benefit Columbia Financial, Inc.

Indemnification of Directors, Officers, Employees and Agents

The certificate of incorporation of Columbia Financial provides that it will indemnify its current and former directors and officers to the fullest extent required or permitted by Delaware law. Delaware law allows Columbia Financial to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Columbia Financial. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

The articles of incorporation of Columbia Financial, Inc. provide that it will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (ii) other employees or agents to such extent as may be authorized by the board of directors or Columbia Financial, Inc.’s bylaws or Maryland law, all subject to any applicable federal law and regulation. Maryland law allows Columbia Financial, Inc. to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Columbia Financial, Inc. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Stockholders

The bylaws of Columbia Financial provide that special meetings of stockholders may be called by a majority of the members of the board of directors of Columbia Financial.

The bylaws of Columbia Financial, Inc. provide that special meetings of stockholders may be called by the chairman, the president, a majority vote of the total authorized directors or upon written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals

The bylaws of each of Columbia Financial and Columbia Financial, Inc. provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Columbia Financial or Columbia Financial, Inc., as applicable, not less than 90 days before the date of the annual meeting of stockholders; provided, however, that if less than one 100 days’ notice is given or made to stockholders, a stockholder’s written notice will be timely only if delivered or mailed to and received at the principal executive office of the no later than the tenth day following the day on which day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

Management of Columbia Financial, Inc. believes that it is in the best interests of Columbia Financial, Inc. and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are not in stockholders’ best interests.

Stockholder Action Without a Meeting

Under the bylaws of both Columbia Financial and Columbia Financial, Inc., any action required or permitted to be taken by stockholders of Columbia Financial or Columbia Financial, Inc., respectively, must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Stockholder’s Right to Examine Books and Records

Under Delaware law, any stockholder of has the right to inspect Columbia Financial’s stock ledger, its list of stockholders, and other books and records, provided that such stockholder’s demand must be in good faith and for a proper purpose, state with reasonable particularity the stockholder’s purpose and the books and records the stockholder is seeking to inspect, and such books and records must be specifically related to the stockholder’s purpose.

Maryland law provides that a stockholder may inspect Columbia Financial’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements. However, only a stockholder or group of stockholders who together, for at least six months, have held at least 5% of Columbia Financial’s total shares, have the right to inspect Columbia Financial’s stock ledger, list of stockholders and books of accounts.

Limitations on Voting Rights of Greater than 10% Stockholders

The certificate of incorporation of Columbia Financial provides that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock (other than Columbia Bank MHC) is be permitted to vote any shares in excess of such 10% limit. Columbia Financial, Inc.’s articles of incorporation contains a similar provision that provides that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock is be permitted to vote any shares in excess of such 10% limit.

In addition, federal regulations provide that for a period of three years following the date of the completion of the Conversion and offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Columbia Financial, Inc.’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of Columbia Financial, Inc.’s equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Director Qualifications

The bylaws of both Columbia Financial and Columbia Financial, Inc. provide that certain individuals are not eligible for election or appointment as a director of Columbia Financial or Columbia Financial, Inc., respectively, including an individual who (i) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, or (ii) is a person against who a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (iii) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (1) breached a fiduciary duty involving personal profit, or (2) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency or (iv) is prohibited from serving as a director under Section 19 of the Federal Deposit Insurance Corporation Act.

The bylaws of Columbia Financial provide that directors who were appointed to the board of directors of Columbia Financial after January 1, 2024 and who reach the age of 75 during their tenure on the board of directors may continue to serve until the annual meeting of stockholders following attainment of the age of 75, at which time they must retire from the board of directors. Any director of Columbia Financial that was serving on the board of directors of Columbia Financial as of December 31, 2023 and who reaches the age of 76 during his or her tenure on the board of directors may continue to serve until the annual meeting of stockholders following attainment of age 76, at which time the director must retire from the board of directors. Notwithstanding the foregoing, the Columbia Financial board of directors, upon recommendation of the Nominating/Corporate Governance Committee and by a resolution approved by a majority of the disinterested members of the board of directors, may exclude a person from such age limitation for a specified period of time and for a specified valid reason. This age limitation does not apply to an advisory or divisional director.

The bylaws of Columbia Financial, Inc. include a similar provision that provides that directors who were appointed to the board of directors of Columbia Bank after January 1, 2024 and who reach the age of 75 during their tenure on the board of directors may continue to serve until the annual meeting of stockholders following attainment of the age of 75, at which time they must retire from the board of directors. Any director of Columbia Financial, Inc. that was serving on the board of directors of Columbia Bank as of December 31, 2023 and who reaches the age of 76 during his or her tenure on the board of directors may continue to serve until the annual meeting of stockholders following attainment of age 76, at which time the director must retire from the board of directors. Notwithstanding the foregoing, the Columbia Financial, Inc. board of directors, upon recommendation of the Nominating/Corporate Governance Committee and by a resolution approved by a majority of the disinterested members of the board of directors, may exclude a person from such age limitation for a specified period of time and for a specified valid reason. This age limitation does not apply to an advisory or divisional director.

Business Combinations with Interested Stockholders

Under Delaware law, “business combinations” between Columbia Financial and an interested stockholder or an affiliate of an interested stockholder are prohibited for three years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation or, in circumstances specified in the statute, certain transfers of assets, stock issuances and other transactions involving interested stockholders and their affiliates. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 15% or more of the voting power of Columbia Financial’s voting stock; or (ii) an affiliate or associate of Columbia Financial who, within the three-year period prior to the date in question, was the beneficial owner of 15% or more of the voting power of the then-outstanding voting stock of Columbia Financial. Before the end of the three-year period, any business combination between Columbia Financial and an interested stockholder generally must be recommended by the board of directors of Columbia Financial and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of Columbia Financial other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

Under Maryland law, “business combinations” between Columbia Financial, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Columbia Financial, Inc.’s voting stock after the date on which Columbia Financial, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Columbia Financial, Inc. at any time after the date on which Columbia Financial, Inc. had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Columbia Financial, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any business combination between Columbia Financial, Inc. and an interested stockholder generally must be recommended by the board of directors of Columbia Financial, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Columbia Financial, Inc. and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Columbia Financial, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Columbia Financial, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Mergers, Consolidations and Sales of Assets

As a result of an election made in the articles of incorporation of Columbia Financial, Inc., a merger or consolidation of Columbia Financial, Inc. requires approval of a majority of all votes entitled to be cast by stockholders. However, no approval by stockholders is required for a merger if:

•	the plan of merger does not make an amendment to the articles of incorporation that would be required to be approved by the stockholders;

•

each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase the total number of voting shares outstanding immediately before the merger by more than 20%.

In addition, under certain circumstances the approval of the stockholders of Columbia Financial, Inc. will not be required to authorize a merger with or into a 90%-owned subsidiary of Columbia Financial, Inc.

Delaware law provides for similar requirements with respect to any merger or consolidation by Columbia Financial.

Evaluation of Offers

The articles of incorporation of Columbia Financial, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Columbia Financial, Inc. (whether by purchases of shares of stock or any other securities of Columbia Financial, Inc. in the open market or otherwise, tender offer, merger, consolidation, dissolution, liquidation, sale of all or substantially all of the assets of Columbia Financial, Inc., or proxy solicitation), may, in connection with the exercise of its business judgment in determining what is in the best interests of Columbia Financial, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon Columbia Financial, Inc.’s stockholders, including stockholders, if any, choosing not to participate in the transaction;

•

effects, including any social and economic effects, on the employees, suppliers, creditors, depositors and customers of, and others dealing with, Columbia Financial, Inc. and its subsidiaries and on the communities in which Columbia Financial, Inc., and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical and current operating results or financial condition of Columbia Financial, Inc.;

•	whether a more favorable price could be obtained for Columbia Financial, Inc.’s stock or other securities in the future;

•	the reputation and business practices of the offeror and its management and affiliates as they would affect the employees;

•	the future value of the stock or any other securities of Columbia Financial, Inc.; and

•	any anti-trust or other legal and regulatory issues that are raised by the proposal.

If the board of directors of Columbia Financial, Inc. determines that any proposed transaction should be rejected, it may take any lawful action to accomplish its purpose.

The certificate of incorporation of Columbia Financial provides that, when evaluating the same circumstances as stated above, the board of directors of Columbia Financial may consider those factors that directors of any subsidiary of Columbia Financial may consider in evaluating any action that may result in a change or potential change in the control of the subsidiary, and the social and economic effect of acceptance of such offer; on Columbia Financial’s present and future customers and employees and those of its subsidiaries, on the communities in which Columbia Financial and its subsidiaries operate or are located; on the ability of Columbia Financial to fulfill its corporate objective as a savings and loan holding company under applicable laws and regulations; and on the ability of its subsidiary savings bank to fulfill the objectives of a federally-chartered stock form savings bank under applicable statutes and regulations.

Dissenters’ Rights of Appraisal

Under Delaware and Maryland law, stockholders of Columbia Financial and Columbia Financial, Inc. do not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which either entity is a party as long as their respective common stock trades on a national securities exchange.

Forum Selection for Certain Stockholder Lawsuits

The bylaws of Columbia Financial, Inc. provide that, unless Columbia Financial consents in writing to the selection of an alternative forum, the United States District Court for the State of Maryland, or, if such court lacks jurisdiction, any Maryland state court that has jurisdiction will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Columbia Financial, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Columbia Financial, Inc. to Columbia Financial, Inc. or Columbia Financial, Inc.’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, and (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the bylaws, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Columbia Financial, Inc. will be deemed to have notice of and consented to the exclusive forum provision of the bylaws. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Columbia Financial, Inc. and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

The certificate of incorporation and bylaws of Columbia Financial do not contain a similar provision.

Amendment of Governing Instruments

No amendment of Columbia Financial’s certificate of incorporation may be made unless it is first proposed by the board of directors of Columbia Financial and thereafter approved in accordance with Delaware law, provided that, notwithstanding any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of a majority of the voting power of all of the then-outstanding shares of the capital stock of Columbia Financial entitled to vote generally in the election of directors is required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the requirement that any action required or permitted to be taken by the stockholders of Columbia Financial, Inc. must be effected at a duly called annual or special meeting of stockholders;

(iii)

the requirement that meetings of stockholders of Columbia Financial may be called only by the board of directors pursuant to a resolution adopted by a majority of the board or as otherwise provided in Columbia Financial’s bylaws;

(iv)	the division of the board of directors into three staggered classes;

(v)	the ability of the board of directors to fill vacancies on the board;

(vi)

the limitation on the ability of stockholders to remove directors to removals for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock;

(vii)

the ability of the board of directors to amend and repeal the bylaws and the requirement that, in connection with any stockholder vote to amend or repeal the bylaws, at least a majority of the outstanding voting stock must approve any such amendment or repeal;

(viii)	the limitation of liability of officers and directors to Columbia Financial for money damages; and

(ix)

the provision of the articles of incorporation requiring approval of at least a majority of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (viii) of this list.

Amendments to Columbia Financial’s bylaws require approval of the amendment by a majority vote of the authorized board of directors of Columbia Financial, or by a majority of the votes cast by the stockholders of Columbia Financial, at any legal meeting.

The articles of incorporation of Columbia Financial, Inc. may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least a majority of the outstanding shares of common stock entitled to vote thereon; provided, however, that approval by at least 75% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes and the schedule for the phasing-out of such classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)

the ability of the board of directors to amend and repeal the bylaws and the requirement that, in connection with any stockholder vote to amend or repeal the bylaws, at least 75% of the outstanding voting stock must approve any such amendment or repeal;

(v)	the limitation of liability of officers and directors to Columbia Financial, Inc. for money damages; and

(vi)

the provision of the articles of incorporation requiring approval of at least 75% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (vi) of this list.

The articles of incorporation of Columbia Financial, Inc. also provide that the bylaws of Columbia Financial, Inc. may be amended by the affirmative vote of a majority of Columbia Financial’s directors or by the stockholders by the affirmative vote of at least 75% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

COMPARISON OF STOCKHOLDERS’ RIGHTS OF COLUMBIA FINANCIAL, INC. AND NORTHFIELD BANCORP

As a result of the Merger, current holders of Northfield Bancorp common stock will become stockholders of Columbia Financial, Inc. following the completion of the Merger. There are certain differences in stockholder rights arising from distinctions between the Delaware certificate of incorporation and bylaws of Northfield Bancorp prior to the Merger and the Maryland articles of incorporation and bylaws of Columbia Financial, Inc. following the Merger, and from distinctions between Delaware law and Maryland law.

This description below is intended to be a summary of the material differences affecting the rights of stockholders. Accordingly, this discussion is not intended to be a complete statement of the differences affecting the rights of stockholders of Northfield Bancorp and Columbia Financial, Inc. but rather summarizes the material differences and similarities affecting the rights of stockholders. Stockholders of Northfield Bancorp are encouraged to reference the actual Maryland articles of incorporation and bylaws of Columbia Financial, Inc. and Maryland law for additional information.

Authorized Capital Stock

Columbia Financial, Inc.	Northfield Bancorp

The authorized capital stock of Columbia Financial, Inc. consists of 750,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

The certificate of incorporation of Columbia Financial, Inc. authorizes Columbia Financial, Inc.’s board of directors to issue shares of preferred stock in series and to fix the designation, powers, preferences, rights, qualifications, limitations, or restrictions of the shares of Columbia Financial, Inc. preferred stock in each series.

Under the Maryland General Corporation Law and Columbia Financial, Inc.’s articles of incorporation, the board of directors of Columbia Financial, Inc. may increase or decrease the number of authorized shares without stockholder approval. Stockholder approval is required to increase or decrease the number of authorized shares of Columbia Financial, Inc.

As of April 30, 2026, there were 100 shares of Columbia Financial, Inc. common stock issued and outstanding, all of which were owned by Columbia Financial, and no shares of preferred stock issued and outstanding.

Following the completion of the Conversion, and immediately prior to the completion of the Merger, Columbia Financial, Inc. anticipates that it will have between 194,757,845 and 306,469,385 shares of common stock outstanding based on the minimum and maximum of the offering range for the Conversion offering.

The authorized capital stock of Northfield Bancorp consists of 150,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. The certificate of incorporation of Northfield Bancorp authorizes Northfield Bancorp’s board of directors to issue shares of preferred stock in series and to fix the designation, powers, preferences, rights, qualifications, limitations, or restrictions of the shares of Northfield Bancorp preferred stock in each series.

As of April 27, 2026, there were 41,763,852 shares of Northfield Bancorp common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preemptive Rights

Columbia Financial, Inc.	Northfield Bancorp

No holder of Columbia Financial, Inc. common stock has a right under the Maryland General Corporation Law, or the articles of incorporation or bylaws of Columbia Financial, Inc., to purchase shares of common stock upon any future issuance.	No holder of Northfield Bancorp common stock has a right under the Delaware General Corporation Law, or the certificate of incorporation or bylaws of Northfield Bancorp, to purchase shares of common stock upon any future issuance.

Voting Rights and Limitations on Voting

Columbia Financial, Inc.	Northfield Bancorp

Each share of Columbia Financial, Inc. is entitled to one vote. The articles of incorporation of Columbia Financial, Inc. provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock is generally permitted to vote any shares in excess of such 10% limit.	Each share of Northfield Bancorp common stock is entitled to one vote. The certificate of incorporation of Northfield Bancorp provides that, subject to certain exceptions, shares of Northfield Bancorp common stock that are beneficially owned by a person who beneficially owns in excess of 10% of the outstanding shares of Northfield Bancorp are not entitled to vote any of the shares held in excess of the 10% limit.

Cumulative Voting

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. do not provide for cumulative voting in the election of directors.	The certificate of incorporation of Northfield Bancorp does not provide for cumulative voting in the election of directors.

Board of Directors

Columbia Financial, Inc.	Northfield Bancorp

The bylaws of Columbia Financial, Inc. provide that the number of directors who shall constitute the board of directors of Columbia Financial, Inc. shall be such number as the board of directors shall from time to time have designated; provided, however, that such number shall never be less than the minimum number of directors required by the Maryland General Corporation Law. Currently, there are nine directors of Columbia Financial, Inc.	The bylaws of Northfield Bancorp provide that that the number of directors of Northfield Bancorp shall be designated by the board of directors. Currently there are nine directors of Northfield Bancorp.

Terms of Directors and Classified Board Structures

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. provide that through but not including the 2032 annual meeting of stockholders, the directors of Columbia Financial, Inc. will be divided into three classes, as nearly equal in number as reasonably possible. At the annual meetings of stockholders held in 2027, 2028 and 2029, the successors of the class of directors whose term expires at that meeting shall be elected at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. At the 2030 annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the second year following the year of their election. At the 2031 annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected at such meeting to hold office for a term expiring at the next annual meeting of stockholders. Beginning with the 2032 annual meeting of stockholders, each director will be elected for a term expiring at the next annual meeting of stockholders and will hold office until the next annual meeting of stockholders.	The certificate of incorporation of Northfield Bancorp provides for a classified board divided into three classes. Except with respect to a vacancy on the board of directors, Northfield Bancorp directors are elected at the annual meeting of stockholders for a term of three years

Director Vacancies

Columbia Financial, Inc.	Northfield Bancorp

The bylaws of Columbia Financial, Inc. provide that any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors. Persons elected by the board of directors to fill vacancies serve until the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.	Vacancies on the Northfield Bancorp board of directors may be filled by a vote of a majority of the remaining directors, though less than a quorum. Any director so chosen will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.

Removal of Directors

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of Columbia Financial, Inc.’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of Columbia Financial, Inc. common stock).	The certificate of incorporation of Northfield Bancorp provides that any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of Northfield Bancorp entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of Northfield Bancorp common stock).

Special Meetings of Stockholders

Columbia Financial, Inc.	Northfield Bancorp

The bylaws of Columbia Financial, Inc. provide that special meetings of stockholders may be called by the chairman, the president a majority vote of the total authorized directors or upon written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.	The certificate of incorporation of Northfield Bancorp provides that special meetings of stockholders may only be called by the Northfield Bancorp board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption).

Stockholder Nominations and Proposals

Columbia Financial, Inc.	Northfield Bancorp

The bylaws of Columbia Financial, Inc. provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Columbia Financial, Inc., as applicable, not less than 90 days before the date of the annual meeting of stockholders; provided, however, that if less than one 100 days’ notice is given or made to stockholders, a stockholder’s written notice will be timely only if delivered or mailed to and received at the principal executive office of the no later than the tenth day following the day on which day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

The bylaws of Northfield Bancorp require stockholders to provide timely notice in proper form of their intent to bring a matter for stockholder action or director nomination at an annual meeting of the stockholders.

To nominate a director or propose business to be transacted, stockholders must give written notice to the secretary of Northfield Bancorp not later than the close of business on the 90th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, notice by the stockholder will be timely if it is received not

Columbia Financial, Inc.	Northfield Bancorp
later than the 10th day following the day on which public announcement of the date of such meeting is first made. Each notice given by a stockholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the stockholder making the nomination or proposal.

Director and Officer Liability

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. provide that directors and officers will not be personally liable for monetary damages to Columbia Financial, Inc. for certain actions as directors or officers, except for (i) receipt of an improper benefit or profit, (ii) actions or omissions that are determined to have materially involved active and deliberate dishonesty, or (iii) to the extent otherwise provided by Maryland law.	The certificate of incorporation of Northfield Bancorp provides that a directors of Northfield Bancorp shall not be personally liable to Northfield Bancorp or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Northfield Bancorp or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, (iv) for any transaction from which the Director derived an improper personal benefit. The certificate of incorporation of Northfield Bancorp further provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Northfield Bancorp shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Indemnification

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. provide that it will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (ii) other employees or agents to such extent as may be authorized by the board of directors or Columbia Financial, Inc.’s bylaws or Maryland law, all subject to any applicable federal law and regulation. Maryland law allows Columbia Financial, Inc. to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Columbia Financial, Inc. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to Columbia Financial, Inc. for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.	The certificate of incorporation of Northfield Bancorp provides that Northfield Bancorp will indemnify its current and former directors and officers to the fullest extent permitted by Delaware law. Delaware law allows Northfield Bancorp to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Northfield Bancorp. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to Northfield Bancorp for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Amendment of Bylaws

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. also provide that the bylaws of Columbia Financial, Inc. may be amended by the affirmative vote of a majority of Columbia Financial, Inc.’s directors or by the stockholders by the affirmative vote of at least 75% of the total votes eligible to be voted at a duly constituted meeting of stockholders.	The Northfield Bancorp bylaws may be amended or repealed by either the approval of a majority of the board of directors or by the vote of 80% of the outstanding shares entitled to vote.

Amendment of Articles of Incorporation/Certificate of Incorporation

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least a majority of the outstanding shares of common stock entitled to vote thereon; provided, however, that approval by at least 75% of the outstanding voting stock is generally required to amend the following provisions: (i) the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock; (ii) the division of the board of directors into three staggered classes and the schedule for the phasing-out of such classes; (iii) the ability of the board of directors to fill vacancies on the board; (iv) the ability of the board of directors to amend and repeal the bylaws and the requirement that, in connection with any stockholder vote to amend or repeal the bylaws, at least 75% of the outstanding voting stock must approve any such amendment or repeal; (v) the limitation of liability of officers and directors to Columbia Financial, Inc. for money damages; and (vi) the provision of the articles of incorporation requiring approval of at least 75% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (v) of this list.	Amendments to the certificate of incorporation of Northfield Bancorp must be approved in accordance with Delaware law; provided, however, at least 85% of the outstanding voting stock is generally required to amend the following provisions: (i) the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock; (ii) the ability of Northfield Bancorp stockholders to act by unanimous written consent in lieu of a stockholder meeting; (iii) the ability of only the Northfield Bancorp board of directors to call special meetings of stockholders; (iv) the division of the board of directors into three staggered classes; (v) the ability of the board of directors to amend and repeal the bylaws and the requirement that, in connection with any stockholder vote to amend or repeal the bylaws, at least 80% of the outstanding voting stock must approve any such amendment or repeal; and (vi) the provision of the certificate of incorporation requiring approval of at least 85% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (vi) of this list.

Evaluation of Offers

Columbia Financial, Inc.	Northfield Bancorp

The articles of incorporation of Columbia Financial, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Columbia Financial, Inc. (whether by purchases of shares of stock or any other securities of Columbia Financial, Inc. in the open market or otherwise, tender offer, merger, consolidation, dissolution, liquidation, sale of all or substantially all of the assets of Columbia Financial, Inc., or proxy solicitation), may, in connection with the exercise of its business judgment in determining what is in the best interests of Columbia Financial, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to: (i) the economic effect, both immediate and long-term, upon Columbia Financial, Inc.’s stockholders, including stockholders, if any, choosing not to participate in the transaction; (ii) effects, including any social and economic effects, on the employees, suppliers, creditors,	The Northfield Bancorp certificate of incorporation provides that the Northfield Bancorp board of directors, when evaluating any offer of another person to (i) make a tender or exchange offer for any equity security of Northfield Bancorp, (ii) merge or consolidate Northfield Bancorp with another corporation or entity or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of Northfield Bancorp, may, in connection with the exercise of its judgment in determining what is in the best interest of Northfield Bancorp and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer on Northfield Bancorp’s present and future customers and employees and those of its subsidiaries; on the communities in which Northfield Bancorp and its subsidiaries operate or are located; on the ability of Northfield Bancorp to fulfill its corporate objectives as a savings bank holding company and on the

Columbia Financial, Inc.	Northfield Bancorp
depositors and customers of, and others dealing with, Columbia Financial, Inc. and its subsidiaries and on the communities in which Columbia Financial, Inc., and its subsidiaries operate or are located; (iii) whether the proposal is acceptable based on the historical and current operating results or financial condition of Columbia Financial, Inc.; (iv) whether a more favorable price could be obtained for Columbia Financial, Inc.’s stock or other securities in the future; (v) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees; (vi) the future value of the stock or any other securities of Columbia Financial, Inc.; and (vii) any anti-trust or other legal and regulatory issues that are raised by the proposal.	ability of its subsidiary savings bank to fulfill the objectives of a stock savings bank under applicable statutes and regulations.

Business Combinations with Interested Stockholders

Columbia Financial, Inc.	Northfield Bancorp

Under Maryland law, “business combinations” between Columbia Financial, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Columbia Financial, Inc.’s voting stock after the date on which Columbia Financial, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Columbia Financial, Inc. at any time after the date on which Columbia Financial, Inc. had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Columbia Financial, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any business combination between Columbia Financial, Inc. and an interested stockholder generally must be recommended by the board of directors of Columbia Financial, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Columbia Financial, Inc. and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Columbia Financial, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Columbia	Under Delaware law, “business combinations” between Northfield Bancorp and an interested stockholder or an affiliate of an interested stockholder are prohibited for three years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation or, in circumstances specified in the statute, certain transfers of assets, stock issuances and other transactions involving interested stockholders and their affiliates. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 15% or more of the voting power of Northfield Bancorp’s voting stock; or (ii) an affiliate or associate of Northfield Bancorp who, within the three-year period prior to the date in question, was the beneficial owner of 15% or more of the voting power of the then-outstanding voting stock of Northfield Bancorp. Before the end of the three-year period, any business combination between Northfield Bancorp and an interested stockholder generally must be recommended by the board of directors of Northfield Bancorp and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of Northfield Bancorp other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

Columbia Financial, Inc.	Northfield Bancorp
Financial, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

RESTRICTIONS ON ACQUISITION OF COLUMBIA FINANCIAL, INC.

Although the board of directors of Columbia Financial, Inc. is unaware of any effort that might be made to obtain control of Columbia Financial, Inc. after the Conversion and related offering, the board of directors believes that it is appropriate to include certain provisions as part of Columbia Financial, Inc.’s articles of incorporation to protect the interests of Columbia Financial, Inc. and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Columbia Financial, Inc. or its stockholders.

The following discussion is a general summary of the material provisions of Maryland law, the articles of incorporation and bylaws of Columbia Financial, Inc. and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. The articles of incorporation and bylaws of Columbia Financial, Inc. are included as an exhibit to the Registration Statement on Form S-4 of which this Proxy Statement/Prospectus is a part. See “Where You Can Find More Information.”

Maryland Law and the Articles of Incorporation and Bylaws of Columbia Financial, Inc.

Maryland law, as well as the articles of incorporation and bylaws of Columbia Financial, Inc., contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Columbia Financial, Inc. more difficult.

Directors

The board of directors of Columbia Financial, Inc. will be divided into three classes through but not including the 2032 annual meeting of stockholders. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Therefore, until the 2032 annual member of stockholders, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings

The bylaws of Columbia Financial, Inc. provide that special meetings of stockholders can be called by the chairman, the president, a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting

The articles of incorporation of Columbia Financial, Inc. prohibit cumulative voting for the election of directors.

Limitation of Voting Rights

The articles of incorporation of Columbia Financial, Inc. provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office

The articles of incorporation of Columbia Financial, Inc. provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of Columbia Financial, Inc.’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of Columbia Financial, Inc. common stock).

Authorized but Unissued Shares

After the Conversion and offering, Columbia Financial, Inc. will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Columbia Financial, Inc.” The articles of incorporation authorize 100,000,000 shares of serial preferred stock. Columbia Financial, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of such shares and the qualifications, limitations or restrictions of such preferences and/or rights of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of Columbia Financial, Inc. that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Columbia Financial, Inc. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws

The articles of incorporation of Columbia Financial, Inc. may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least a majority of the outstanding shares of common stock entitled to vote thereon; provided, however, that approval by at least 75% of the outstanding voting stock is generally required to amend the following provisions: (i) the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock; (ii) the division of the board of directors into three staggered classes and the schedule for the phasing-out of such classes; (iii) the ability of the board of directors to fill vacancies on the board; (iv) the ability of the board of directors to amend and repeal the bylaws and the requirement that, in connection with any stockholder vote to amend or repeal the bylaws, at least 75% of the outstanding voting stock must approve any such amendment or repeal; (v) the limitation of liability of officers and directors to Columbia Financial, Inc. for money damages; and (vii) the provision of the articles of incorporation requiring approval of at least 75% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (vi) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the directors of Columbia Financial, Inc. or by the affirmative vote of at least 75% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 75% of the total votes eligible to be cast.

The provisions requiring the affirmative vote of 75% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of Columbia Financial, Inc. in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders

Under Maryland law, “business combinations” between Columbia Financial, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Columbia Financial, Inc.’s voting stock after the date on which Columbia Financial, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Columbia Financial, Inc. at any time after the date on which Columbia Financial, Inc. had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Columbia Financial, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the five-year prohibition, any business combination between Columbia Financial, Inc. and an interested stockholder generally must be recommended by the board of directors of Columbia Financial, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Columbia Financial, Inc. and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Columbia Financial, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Columbia Financial, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Evaluation of Offers

The articles of incorporation of Columbia Financial, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Columbia Financial, Inc. (whether by purchases of shares of stock or any other securities of Columbia Financial, Inc. in the open market or otherwise, tender offer, merger, consolidation, dissolution, liquidation, sale of all or substantially all of the assets of Columbia Financial, Inc., or proxy solicitation), may, in connection with the exercise of its business judgment in determining what is in the best interests of Columbia Financial, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to: (i) the economic effect, both immediate and long-term, upon Columbia Financial, Inc.’s stockholders, including stockholders, if any, choosing not to participate in the transaction; (ii) effects, including any social and economic effects, on the employees, suppliers, creditors, depositors and customers of, and others dealing with, Columbia Financial, Inc. and its subsidiaries and on the communities in which Columbia Financial, Inc., and its subsidiaries operate or are located; (iii) whether the proposal is acceptable based on the historical and current operating results or financial condition of Columbia Financial, Inc.; (iv) whether a more favorable price could be obtained for Columbia Financial, Inc.’s stock or other securities in the future; (v) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees; (vi) the future value of the stock or any other securities of Columbia Financial, Inc.; and (vii) any anti-trust or other legal and regulatory issues that are raised by the proposal.

Purpose and Anti-Takeover Effects of Columbia Financial, Inc.’s Articles of Incorporation and Bylaws

The Columbia Financial, Inc. board of directors believes that the provisions described above are prudent and will reduce Columbia Financial, Inc.’s vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its board of directors. These provisions also will assist Columbia Financial, Inc. in the orderly deployment of the Conversion offering proceeds into productive assets during the initial period after the conversion and offering. The Columbia Financial, Inc. board of directors believes these provisions are in the best interests of Columbia Financial, Inc. and its stockholders. The board of directors believes that it will be in the best position to determine the true value of Columbia Financial, Inc. and to negotiate more effectively for what may be in the best interests of all stockholders. Accordingly, the Columbia Financial, Inc. board of directors believes that it is in the best interests of Columbia Financial, Inc. and all of its stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Columbia Financial and that is in the best interests of all of Columbia Financial’s stockholders.

Takeover attempts that have not been negotiated with and approved by Columbia Financial, Inc.’s board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by Columbia Financial, Inc.’s board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Columbia Financial, Inc.’s stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite the belief of the Columbia Financial, Inc. board of directors as to the benefits to stockholders of these provisions of the articles of incorporation and bylaws of Columbia Financial, Inc., these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by the Columbia Financial, Inc. board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove the board of directors and management of Columbia Financial, Inc. The board of directors of Columbia Financial, Inc., however, has concluded that the potential benefits outweigh the possible disadvantages.

Federal Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion and offering if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, no person or group of persons may acquire “control” of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act and applicable regulations, means ownership, control of, or the power to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as will be the case with Columbia Financial, Inc., the issuer has registered securities under Section 12 of the Exchange Act.

In addition, the Bank Holding Company Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the Bank Holding Company Act, a company has control of a bank or bank holding company if the company owns, controls or has the power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the Bank Holding Company Act.

DESCRIPTION OF COLUMBIA FINANCIAL, INC. CAPITAL STOCK

General

Columbia Financial, Inc. is authorized to issue 750,000,000 shares of common stock, par value of $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Columbia Financial, Inc. currently expects to issue in the offering and the exchange up to a total of 229,126,877 shares of common stock, at the midpoint of the offering range for the Conversion, and up to 42,973,477 shares of common stock in the Merger. Columbia Financial, Inc. will not issue shares of preferred stock in the Conversion and offering or the Merger. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. Columbia Financial, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Columbia Financial, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, Columbia Financial, Inc. may pay dividends from its net earnings for the fiscal year in which the distribution is made, its net earnings for the preceding fiscal year or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Columbia Financial, Inc. is also subject to limitations that are imposed by applicable regulations, including restrictions on payments of dividends that would reduce Columbia Financial, Inc.’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Columbia Financial, Inc. will be entitled to receive and share equally in dividends as may be declared by the board of directors of Columbia Financial, Inc. out of funds legally available therefor. If Columbia Financial, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the Conversion offering and exchange, the holders of common stock of Columbia Financial, Inc. will have exclusive voting rights in Columbia Financial, Inc. They will elect Columbia Financial, Inc.’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Columbia Financial, Inc.’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Columbia Financial, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters may require the approval of 75% of Columbia Financial, Inc.’s outstanding common stock.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Columbia Bank, Columbia Financial, Inc. , as the holder of 100% of Columbia Bank’s capital stock, would be entitled to receive all assets of Columbia Bank available for distribution, after payment or provision for payment of all debts and liabilities of Columbia Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of Columbia Financial, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Columbia Financial, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Columbia Financial, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of Columbia Financial, Inc.’s authorized shares of preferred stock will be issued as part of the conversion and offering. Preferred stock may be issued with preferences and designations as the board of directors of Columbia Financial, Inc. may from time to time determine. The board of directors of Columbia Financial, Inc. may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Columbia Financial, Inc.’s common stock is Broadridge Corporate Issuer Solutions, Inc.

REGISTRATION REQUIREMENTS

In connection with the Conversion and related offering, Columbia Financial, Inc. will register its common stock with the SEC under Section 12(b) of the Exchange Act and will not deregister its common stock for a period of at least three years following the Conversion and offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

LEGAL MATTERS

The validity of Columbia Financial, Inc.’s common stock to be issued in connection with the Plan of Conversion and to be issued in the Merger will be passed upon for Columbia Financial, Inc. by Kilpatrick Townsend & Stockton LLP, Washington, DC. Kilpatrick Townsend & Stockton LLP and Crowe LLP also will be passing upon certain tax matters for Columbia Financial, Inc. in connection with the Conversion and the Merger. Luse Gorman, PC, Washington, DC, will be passing upon certain tax matters for Northfield Bancorp in connection with the Merger. Kilpatrick Townsend & Stockton LLP, Crowe LLP and Luse Gorman, PC have consented to the references to their opinions in this Joint Proxy Statement/Prospectus. Certain legal matters relating to the Conversion will be passed upon for Keefe, Bruyette & Woods, Inc. and, in the firm commitment underwritten offering, for any other co-managers, by Nutter McClennen & Fish LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Columbia Financial as of December 31, 2025 and 2024 and for each of the years in the three year period ended December 31, 2025, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2025 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Northfield Bancorp, Inc. as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, have been audited by Crowe LLP, independent registered public accounting firm, and are included herein. Such consolidated financial statements are included herein in reliance upon the report of Crowe LLP given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

Columbia Financial and Columbia Financial, Inc.

If the Conversion is completed as expected, Columbia Financial will no longer exist. If the Conversion is not completed, Columbia Financial will hold its next annual meeting of stockholders during the fiscal year ending December 31, 2027. In the event that the Conversion is not completed, and Columbia Financial holds an annual meeting of stockholders in 2027, Columbia Financial must receive proposals that stockholders seek to include in the proxy statement for Columbia Financial’s next annual meeting no later than [●]. If the 2027 annual meeting is held on a date more than 30 calendar days from June 25, 2027, the one year anniversary of the Columbia Financial Annual Meeting, a stockholder proposal must be received by a reasonable time before Columbia Financial begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

Columbia Financial’s bylaws provide that a person may not be nominated for election as a director of Columbia Financial unless that person is nominated by or at the direction of Columbia Financial’s board of directors or by a stockholder who has given appropriate notice to Columbia Financial before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given Columbia Financial appropriate notice of their intention to bring that business before the meeting. Columbia Financial’s corporate secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to Columbia Financial concerning the nature of the new business, the stockholder, the stockholder’s ownership in Columbia Financial and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide Columbia Financial with certain information concerning the nominee and the proposing stockholder.

Additionally, in the event that the Conversion is not completed, and Columbia Financial holds an annual meeting of stockholders in 2027, to comply with the universal proxy rules for Columbia Financial’s 2027 annual meeting of stockholders, stockholders who intend to solicit proxies in support of director nominees other than Columbia Financial’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 26, 2027.

If the Conversion is completed as expected, Columbia Financial, Inc. will hold its first annual meeting of stockholders as a public company in 2027. Under Columbia Financial, Inc.’s bylaws a person may not be nominated for election as a director unless that person is nominated by or at the direction of the Columbia Financial, Inc. board of directors or by a stockholder who has given appropriate notice to Columbia Financial, Inc. before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given Columbia Financial, Inc. appropriate notice of its intention to bring that business before the meeting. Columbia Financial, Inc.’s secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

Northfield Bancorp

Northfield Bancorp does not intend to hold a 2026 annual meeting of stockholders (the “Northfield Bancorp 2026 Annual Meeting”). In the event Northfield Bancorp holds the 2026 Northfield Bancorp Annual Meeting, order to be eligible for inclusion in Northfield Bancorp’s proxy materials for the 2026 Northfield Bancorp Annual Meeting, any stockholder proposal to take action at such meeting must have been received at Northfield Bancorp’s executive office no later than December 15, 2025. In addition, in order for a stockholder to properly bring business before an annual meeting of Northfield Bancorp’s stockholders, or to propose a nominee to the Northfield Bancorp board of directors, the Corporate Secretary of Northfield Bancorp must have received written notice not less than 90 days prior to the anniversary date of the proxy materials for the preceding year’s annual meeting of stockholders.

Nothing in the foregoing shall be deemed to require Columbia Financial, Columbia Financial, Inc. or Northfield Bancorp to include in their respective proxy materials relating to any annual meeting any stockholder proposal or nomination which does not satisfy all of the requirements for inclusion established by the SEC in effect at the time such proposal or nomination is received.

STOCKHOLDER COMMUNICATIONS

Columbia Financial encourages stockholder communications to the board of directors and/or individual directors. Stockholders who wish to communicate with the board of directors or an individual director should send their communications to the care of Mayra L. Rinaldi, Corporate Secretary, Columbia Financial, Inc., 19-01 Route 208 North, Fair Lawn, New Jersey 07410. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee. All other communications should be sent to the attention of the Chairperson of the Nominating/Corporate Governance Committee.

WHERE YOU CAN FIND MORE INFORMATION

Columbia Financial and Northfield Bancorp file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the internet at the SEC’s website at www.sec.gov.

Columbia Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, as amended, to register the shares of Columbia Financial, Inc. common stock to be issued to (i) stockholders of Columbia Financial in the exchange offer being conducted in connection with the Conversion and (ii) Northfield Bancorp stockholders in the Merger. This document is a part of that registration statement and constitutes a prospectus of Columbia Financial, Inc. in addition to being a proxy statement of Northfield Bancorp for the Northfield Bancorp Special Meeting and a proxy statement of Columbia Financial for the Columbia Financial Annual Meeting.

All information in this document concerning the Columbia Parties and their subsidiaries has been furnished by Columbia Financial and all information in this document concerning Northfield Bancorp and its subsidiaries has been furnished by Northfield Bancorp.

Stockholders of Columbia Financial and Northfield Bancorp should rely only on the information contained in this document when evaluating whether to approve the Plan of Conversion, the Conversion, the Merger Agreement and the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [•], 2026. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to stockholders of Columbia Financial or Northfield Bancorp, nor the issuance of shares of Columbia Financial, Inc. common stock in the Conversion or Merger shall create any implication to the contrary.

Columbia Financial, Inc. has also filed with the SEC a Registration Statement on Form S-1 under the Securities Act, as amended, that registers the common stock offered in the Conversion offering. The independent valuation report of RP Financial has been filed as an exhibit to such registration statement and is available on the SEC’s website at www.sec.gov.

Columbia Bank MHC has filed an application for approval of the Plan of Conversion with the Federal Reserve Board and Columbia Financial, Inc. has filed an application to become a bank holding company, and acquire all Columbia Bank’s outstanding common stock, with the Federal Reserve Board. This Joint Proxy Statement/Prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Bank of Philadelphia, Ten Independence Mall, Philadelphia, Pennsylvania 19106.

A copy of the Plan of Conversion is available without charge from Columbia Bank by contacting the Stock Information Center.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

COLUMBIA FINANCIAL

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for Columbia Financial, Inc., a Maryland corporation, have not been included in this prospectus because Columbia Financial, Inc., a Maryland corporation, which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Columbia Financial, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Columbia Financial, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Loans evaluated on a Collective Basis

As discussed in Note 2 and Note 7 to the consolidated financial statements, the Company’s allowance for credit losses on loans evaluated on a collective basis (the collective ACL) was $67.2 million out of a total allowance for credit losses on loans of $67.2 million as of December 31, 2025. The ACL quantitative allowance for each segment is measured using a discounted cash flow methodology incorporating an econometric probability of default (“PD”), and loss given default (“LGD”) with distinct, segment-specific multi-variate regression models applied. Expected credit losses are estimated over the life of the loans by measuring the difference between the net present value of modeled cash flows and amortized cost basis. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level effective interest rate. Historical credit loss experience over a defined period for both the Company and its segment-specific peers provide the basis for the estimate of expected credit losses. Such credit losses are converted to PD rate curves through the use of segment-specific LGD risk factors that convert default rates to loss severity based on industry-level, observed relationships between the two variables for each segment, primarily due to the nature of the underlying collateral. The historical PD curves, together with corresponding economic conditions, establish a quantitative relationship between economic conditions and loan performance through an economic cycle. Using the historical relationship between economic conditions and loan performance, management’s expectation of future loan performance is incorporated using an economic forecast of macroeconomic variables. This forecast is applied over a period that management has determined to be reasonable and supportable. The model reverts to long-term average historical loss rates using a straight-line methodology. The Company’s current forecast period is six quarters, with a four-quarter reversion period to long-term average historical loss rates. After quantitative considerations, management applies additional qualitative adjustments that consider the expected impact of certain factors not fully captured in the quantitative allowance.

We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ACL methodology, including the DCF methodology and PD and LGD models used to estimate the expected credit losses and their significant assumptions. Such significant assumptions included (1) expected prepayments, (2) macroeconomic variables, (3) reasonable and supportable forecast period, (4) composition of the peer group, (5) period of historical credit loss experience and (6) the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments. The assessment also included an evaluation of the conceptual soundness of the DCF methodology and PD and LGD models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the collective ACL estimate, including controls over the:

•	evaluation of the collective ACL methodology

•	performance monitoring of the DCF methodology, and PD and LGD models

•	identification and determination of the significant assumptions used in the DCF methodology, and PD and LGD models

•	development of the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments and

•	analysis of the collective ACL results, trends, and ratios.

We evaluated the Company’s process to develop the collective ACL estimates by testing certain sources of data and assumptions that the Company used, and considered the relevance and reliability of such data and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s collective ACL methodology for compliance with U.S. generally accepted accounting principles

•	assessing the conceptual soundness of the DCF methodology, and PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use

•

evaluating judgments made by the Company relative to the performance monitoring of the DCF methodology, and PD and LGD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

•	evaluating the macroeconomic variables used by comparing them to the Company’s business environment and relevant industry practices

•	evaluating the length of the period from which historical credit loss experience was used and the reasonable and supportable forecast by comparing to specific portfolio risk characteristics and trends

•	evaluating judgments made by management in developing the estimated prepayments assumption by comparing to specific portfolio risk characteristics and trends

•	assessing the composition of the peer group by comparing to Company and specific portfolio risk characteristics and

•

evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the collective ACL compared with relevant credit risk factors and consistency with credit trends and the identified limitations of the underlying PD and LGD models.

We also evaluated the cumulative results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the December 31, 2025 collective ACL estimates by evaluating the:

•	cumulative results of the audit procedures

•	qualitative aspects of the Company’s accounting practices and

•	potential bias in the accounting estimate.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Company’s auditor; however, we are aware that we have served as the Company’s auditor since at least 1972.

New York, New York

March 6, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Columbia Financial, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Columbia Financial, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York

March 6, 2026

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

(In thousands, except share and per share data)

	December 31,
	2025	2024
Assets
Cash and due from banks	$340,695	$289,113
Short-term investments	111	110

Total cash and cash equivalents	340,806	289,223
Debt securities available for sale, at fair value	1,122,017	1,025,946
Debt securities held to maturity, at amortized cost (fair value of $367,289 and $350,153 at December 31, 2025 and 2024, respectively)	396,233	392,840
Equity securities, at fair value	6,802	6,673
Federal Home Loan Bank stock	64,604	60,387
Loans receivable	8,292,010	7,916,928
Less: allowance for credit losses	67,201	59,958

Loans receivable, net	8,224,809	7,856,970

Accrued interest receivable	41,490	40,383
Office properties and equipment, net	82,985	81,772
Bank-owned life insurance (“BOLI”)	283,094	274,908
Goodwill and intangible assets	120,302	121,008
Other real estate owned	—	1,334
Other assets	335,651	324,049

Total assets	$11,018,793	$10,475,493

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$8,444,079	$8,096,149
Borrowings	1,183,472	1,080,600
Advance payments by borrowers for taxes and insurance	45,792	45,453
Accrued expenses and other liabilities	184,722	172,915

Total liabilities	9,858,065	9,395,117

Stockholders’ equity:
Preferred stock, $0.01 par value. 10,000,000 shares authorized; none issued and outstanding at December 31, 2025 and 2024	—	—
Common stock, $0.01 par value. 500,000,000 shares authorized; 131,624,028 shares issued and 103,984,649 shares outstanding at December 31, 2025, and 131,414,591 shares issued and 104,759,185 shares outstanding at December 31, 2024	1,316	1,314
Additional paid-in capital	806,581	799,482
Retained earnings	933,717	881,951
Accumulated other comprehensive loss	(75,972)	(110,368)
Treasury stock, at cost; 27,639,379 shares at December 31, 2025 and 26,655,406 shares at December 31, 2024	(476,133)	(460,980)
Common stock held by the Employee Stock Ownership Plan	(27,935)	(30,207)
Stock held by Rabbi Trust	(3,479)	(3,255)
Deferred compensation obligations	2,633	2,439

Total stockholders’ equity	1,160,728	1,080,376

Total liabilities and stockholders’ equity	$11,018,793	$10,475,493

See notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

(In thousands, except share and per share data)

	Years Ended December 31,
	2025	2024	2023
Interest income:
Loans receivable	$403,173	$382,266	$343,770
Debt securities available for sale and equity securities	39,866	36,411	28,120
Debt securities held to maturity	11,438	9,966	9,708
Federal funds and interest-earning deposits	11,125	15,181	8,188
Federal Home Loan Bank stock dividends	5,349	7,602	5,192

Total interest income	470,951	451,426	394,978

Interest expense:
Deposits	197,374	202,383	125,162
Borrowings	51,943	71,061	63,940

Total interest expense	249,317	273,444	189,102

Net interest income	221,634	177,982	205,876
Provision for credit losses	9,822	14,451	4,787

Net interest income after provision for credit losses	211,812	163,531	201,089

Non-interest income:
Demand deposit account fees	8,054	6,507	5,145
Bank-owned life insurance	8,186	7,319	10,126
Title insurance fees	3,034	2,505	2,400
Loan fees and service charges	5,866	4,483	4,510
Gain (loss) on securities transactions	290	(35,851)	(10,847)
Change in fair value of equity securities	873	2,594	695
Gain on sale of loans	928	906	1,214
Gain on sale of real estate owned	281	—	—
Other non-interest income	9,557	13,431	14,136

Total non-interest income	37,069	1,894	27,379

Non-interest expense:
Compensation and employee benefits	119,152	109,489	120,846
Occupancy	24,475	23,482	22,927
Federal deposit insurance premiums	6,800	7,581	8,639
Advertising	2,416	2,510	2,805
Professional fees	10,755	14,164	9,824
Data processing and software expenses	17,128	15,578	15,039
Merger-related expenses	214	1,665	606
Loss on extinguishment of debt	—	3,447	300
Other non-interest expense	(48)	3,419	1,431

Total non-interest expense	180,892	181,335	182,417

Income (loss) before income tax expense (benefit)	67,989	(15,910)	46,051
Income tax expense (benefit)	16,223	(4,257)	9,965

Net income (loss)	$51,766	$(11,653)	$36,086

Earnings (loss) per share – basic	$0.51	$(0.11)	$0.35
Earnings (loss) per share – diluted	$0.51	$(0.11)	$0.35
Weighted average shares outstanding – basic	101,810,752	101,676,758	102,656,388
Weighted average shares outstanding – diluted	101,810,752	101,839,507	102,894,969

See notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$51,766	$(11,653)	$36,086
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred loan costs, fees and purchased premiums and discounts	6,347	4,437	5,606
Net amortization of premiums and discounts on securities	(3,745)	(819)	1,440
Net amortization of mortgage servicing rights	214	241	239
Amortization of intangible assets	2,171	2,191	2,350
Depreciation and amortization of office properties and equipment	8,602	8,221	7,767
Amortization of operating lease right-of-use assets	4,045	3,904	3,916
Loss on extinguishment of debt	—	3,447	300
Provision for credit losses	9,822	14,451	4,787
(Gain) loss on securities transactions	(290)	35,851	10,847
Change in fair value of equity securities	(873)	(2,594)	(695)
Gain on securitizations	(129)	—	—
Gain on sale of loans, net	(799)	(906)	(1,214)
Gain on sale of other real estate owned	(281)	—	—
Loss on write-down of other real estate owned	—	640	—
Loss (gain) on disposal of office properties and equipment, net	21	(188)	168
Deferred tax expense (benefit)	14,151	(5,986)	3,375
Increase in accrued interest receivable	(1,107)	(1,038)	(5,447)
Increase in other assets	(29,432)	(12,440)	(33,992)
Increase (decrease) in accrued expenses and other liabilities	7,980	(7,298)	3,282
Income on bank-owned life insurance	(8,186)	(7,319)	(10,126)
Employee stock ownership plan expense	3,414	3,808	4,095
Stock based compensation	4,736	6,497	7,979
Increase in deferred compensation obligations under Rabbi Trust	(30)	(126)	(47)

Net cash provided by operating activities	$68,397	$33,321	$40,716

Cash flows from investing activities:
Proceeds from sales of debt securities available for sale	$15,656	$321,233	$277,022
Proceeds from sales of equity securities	698	—	—
Proceeds from paydown/maturities/calls of debt securities available for sale	214,062	157,531	100,855
Proceeds from paydown/maturities/calls of debt securities held to maturity	31,466	50,112	20,221
Purchases of debt securities available for sale	(272,138)	(404,743)	(124,618)
Purchases of debt securities held to maturity	(33,369)	(41,502)	—
Proceeds from sales of loans held-for-sale	35,375	18,895	121,372
Purchases of loans receivable	(150,882)	(78,719)	(14,729)
Net (increase) decrease in loans receivable	(281,192)	2,249	(311,299)
Proceeds from bank-owned life insurance death benefits	—	5	1,364
Proceeds from redemptions of Federal Home Loan Bank stock	35,320	57,720	91,132
Purchases of Federal Home Loan Bank stock	(39,537)	(37,085)	(114,040)
Proceeds from sales of office properties and equipment	—	1,218	—
Additions to office properties and equipment	(9,836)	(7,446)	(7,635)
Proceeds from sales of other real estate owned	1,615	—	—
Purchase of insurance agency book of business	(1,400)	—	—

Net cash (used in) provided by investing activities	$(454,162)	$39,468	$39,645

Cash flows from financing activities:
Net increase (decrease) in deposits	$347,930	$249,593	$(154,603)
Proceeds from long-term borrowings	175,333	271,205	536,113
Payments on long-term borrowings	(104,418)	(484,922)	(11,300)
Net increase (decrease) in short-term borrowings	31,957	(237,825)	(93,165)
Repayment of term note	—	—	(30,300)
Increase (decrease) in advance payments by borrowers for taxes and insurance	339	1,944	(1,951)
Issuance of common stock for restricted stock awards	—	—	10
Purchase of treasury stock	(13,351)	(5,894)	(80,497)
Exercise of stock options	(1)	(99)	(24)
Repurchase of shares for taxes	(441)	(817)	(623)

Net cash provided by (used in) financing activities	$437,348	$(206,815)	$163,660

Net increase (decrease) in cash and cash equivalents	$51,583	$(134,026)	$244,021
Cash and cash equivalents at beginning of year	289,223	423,249	179,228

Cash and cash equivalents at end of year	$340,806	$289,223	$423,249

Cash paid during the period for:
Interest on deposits and borrowings	$249,917	$274,376	$183,568
Income tax payments, net of refunds	$2	$940	$9,253
Non-cash investing and financing activities:
Transfer of loans receivable to other real estate owned	$—	$1,974	$—
Transfer of loans receivable to loans held-for-sale	$34,727	$18,079	$120,955
Securitization of loans	$13,340	$—	$—
Excise tax on net stock repurchases	$137	$42	$800

See notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands)

	Years Ended December 31,
	2025	2024	2023
Net income (loss)	$51,766	$(11,653)	$36,086

Other comprehensive income, net of tax:
Unrealized gain on debt securities available for sale	26,504	55,994	29,637
Accretion of unrealized gain (loss) on debt securities reclassified as held to maturity	2	3	(10)
Reclassification adjustment for gain (loss) included in net income	209	(25,871)	(7,794)

	26,715	30,126	21,833

Derivatives, net of tax:
Unrealized (loss) gain on swap contracts accounted for as cash flow hedges	(3,273)	1,779	(918)

	(3,273)	1,779	(918)

Employee benefit plans, net of tax:
Amortization of prior service cost included in net income	(102)	(71)	(40)
Reclassification adjustment of actuarial net gain (loss) included in net income	66	(963)	(558)
Change in funded status of retirement obligations	10,990	17,496	244

	10,954	16,462	(354)

Total other comprehensive income	34,396	48,367	20,561

Total comprehensive income, net of tax	$86,162	$36,714	$56,647

See notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

(In thousands)

	Common Stock	Additional Paid-in- Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Stock	Common Stock Held by the Employee Stock Ownership Plan	Stock Held by Rabbi Trust	Deferred Compensation Obligations	Total Stockholders’ Equity
Balance at December 31, 2024	$1,314	$799,482	$881,951	$(110,368)	$(460,980)	$(30,207)	$(3,255)	$2,439	$1,080,376
Net income	—	—	51,766	—	—	—	—	—	51,766
Other comprehensive income	—	—	—	34,396	—	—	—	—	34,396
Issuance of common stock allocated to restricted stock award grants (209,256 shares)	2	(2)	—	—	—	—	—	—	—
Stock based compensation	—	4,736	—	—	—	—	—	—	4,736
Purchase of treasury stock (873,304 shares)	—	—	—	—	(13,351)	—	—	—	(13,351)
Exercise of stock options (5,837 shares)	—	(1)	—	—	—	—	—	—	(1)
Restricted stock forfeitures (83,287 shares)	—	1,224	—	—	(1,224)	—	—	—	—
Repurchase shares for taxes (27,382 shares)	—	—	—	—	(441)	—	—	—	(441)
Excise tax on net stock repurchases	—	—	—	—	(137)	—	—	—	(137)
Employee Stock Ownership Plan shares committed to be released	—	1,142	—	—	—	2,272	—	—	3,414
Funding of deferred compensation obligations	—	—	—	—	—	—	(224)	194	(30)

Balance at December 31, 2025	$1,316	$806,581	$933,717	$(75,972)	$(476,133)	$(27,935)	$(3,479)	$2,633	$1,160,728

Balance at December 31, 2023	$1,312	$791,450	$893,604	$(158,735)	$(454,128)	$(32,478)	$(2,955)	$2,265	$1,040,335
Net income	—	—	(11,653)	—	—	—	—	—	(11,653)
Other comprehensive income	—	—	—	48,367	—	—	—	—	48,367
Issuance of common stock allocated to restricted stock award grants (250,830 shares)	2	(2)	—	—	—	—	—	—	—
Stock based compensation	—	6,497	—	—	—	—	—	—	6,497
Purchase of treasury stock (365,116 shares)	—	—	—	—	(5,894)	—	—	—	(5,894)
Exercise of stock options (86,920 shares)	—	(99)	—	—	—	—	—	—	(99)
Restricted stock forfeitures (5,930 shares)	—	99	—	—	(99)	—	—	—	—
Repurchase shares for taxes (47,997 shares)	—	—	—	—	(817)	—	—	—	(817)
Excise tax on net stock repurchases	—	—	—	—	(42)	—	—	—	(42)
Employee Stock Ownership Plan shares committed to be released	—	1,537	—	—	—	2,271	—	—	3,808
Funding of deferred compensation obligations	—	—	—	—	—	—	(300)	174	(126)

Balance at December 31, 2024	$1,314	$799,482	$881,951	$(110,368)	$(460,980)	$(30,207)	$(3,255)	$2,439	$1,080,376

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (continued)

(In thousands)

	Common Stock	Additional Paid-in- Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Stock	Common Stock Held by the Employee Stock Ownership Plan	Stock Held by Rabbi Trust	Deferred Compensation Obligations	Total Stockholders’ Equity
Balance at December 31, 2022	$1,309	$781,165	$857,518	$(179,296)	$(371,708)	$(34,750)	$(3,149)	$2,506	$1,053,595
Net income	—	—	36,086	—	—	—	—	—	36,086
Other comprehensive income	—	—	—	20,561	—	—	—	—	20,561
Issuance of common stock allocated to restricted stock award grants (247,646 shares)	3	7	—	—	—	—	—	—	10
Stock based compensation	—	7,979	—	—	—	—	—	—	7,979
Purchase of treasury stock (4,242,693 shares)	—	—	—	—	(80,497)	—	—	—	(80,497)
Exercise of stock options (44,117 shares)	—	(24)	—	—	—	—	—	—	(24)
Restricted stock forfeitures (29,806 shares)	—	500	—	—	(500)	—	—	—	—
Repurchase shares for taxes (33,667 shares)	—	—	—	—	(623)	—	—	—	(623)
Excise Tax on net stock repurchases	—	—	—	—	(800)	—	—	—	(800)
Employee Stock Ownership Plan shares committed to be released	—	1,823	—	—	—	2,272	—	—	4,095
Funding of deferred compensation obligations	—	—	—	—	—	—	194	(241)	(47)

Balance at December 31, 2023	$1,312	$791,450	$893,604	$(158,735)	$(454,128)	$(32,478)	$(2,955)	$2,265	$1,040,335

See notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Business

On December 1, 2021, the Company completed its acquisition of Freehold Bancorp, MHC, Freehold Bancorp, Inc. and Freehold Bank (collectively, the “Freehold Entities” or “Freehold”). Pursuant to the terms of the Merger Agreement, Freehold Bancorp, MHC merged with and into the MHC, with the MHC as the surviving entity; and Freehold Bancorp, Inc. merged with and into Columbia Financial, with Columbia Financial as the surviving entity. In connection with the merger, Freehold Bank converted to a federal savings bank and operated as a wholly-owned subsidiary of Columbia Financial, Inc. until October 5, 2024, when the Company merged Freehold Bank into Columbia Bank. Under the terms of the Merger Agreement, upon the merger of the two banks, depositors of Freehold Bank became depositors of Columbia Bank and have the same rights and privileges in the MHC as if their accounts had been established at Columbia Bank on the date established at Freehold Bank. The Company issued 2,591,007 shares of its common stock to the MHC, representing an amount equal to the fair value of the Freehold Entities as determined by an independent appraiser, at the effective time of the holding company mergers.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Columbia Financial, Inc., its wholly-owned subsidiaries, Columbia Bank (“Columbia”) (including the accounts of Freehold Bank, which merged with an into Columbia effective as of October 5, 2024), and Columbia’s wholly-owned subsidiaries, Columbia Investment Services, Inc., 1901 Residential Management Co. LLC, First Jersey Title Services, Inc., 1901 Commercial Management Co. LLC, Stewardship Realty LLC, Columbia Insurance Services, Inc., and 19-01 Community Development Corporation, (collectively, the “Company”). In May 2024, Columbia dissolved its wholly-owned subsidiary 2500 Broadway Corp. and CSB Realty Corp, a wholly-owned subsidiary of 2500 Broadway Corp. The accounts of the MHC are not consolidated in the consolidated financial statements of the Company. In consolidation, all intercompany accounts and transactions are eliminated. Certain reclassifications have been made in the consolidated financial statements to conform to current year classifications.

The Company also owns 100% of the common stock of Stewardship Statutory Trust I (the “Trust”), a statutory business trust incorporated in Delaware which was acquired in the Company’s merger with Stewardship Financial in November 2019. In accordance with ASC Topic 810, Consolidation, the Trust was classified as a variable interest entity and did not satisfy the conditions for consolidation. Accordingly, the Trust, which owns $7.0 million of trust preferred securities, which represents 100% of the Trust’s assets, is treated as an unconsolidated subsidiary.

Basis of Financial Statement Presentation

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), including the elimination of all significant intercompany accounts and transactions during consolidation. In preparing the consolidated financial statements, management is required to make estimates, significant judgments and assumptions that affect the reported amounts of assets and liabilities as of the dates of the Consolidated Statements of Financial Condition and Consolidated Statements of Income for the periods presented. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations. Material estimates that involve significant judgements and assumptions that are particularly susceptible to change are the determination of the adequacy of the allowance for credit losses, evaluation of the need for valuation allowances on deferred tax assets, evaluation of goodwill for impairment, evaluation of other-than-temporary impairment on securities, and determination of liabilities related to retirement and other post-retirement benefits. These estimates, significant judgements and assumptions are evaluated on an ongoing basis and are adjusted when facts and circumstances dictate. Illiquid credit markets, volatile securities markets, and declines in the housing market and the economy generally have combined to increase the uncertainty inherent in such estimates and assumptions. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits at other financial institutions and short-term investments.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Securities

Securities are classified as available for sale and held to maturity. Management determines the appropriate classification of securities at the time of purchase. Securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities not classified as held to maturity are classified as available for sale and carried at estimated fair value, with unrealized holding gains or losses, net of taxes, reported as a separate component of accumulated other comprehensive income or loss (“OCI”) included in stockholders’ equity.

In accordance with ASC Topic 326, Financial Instruments Credit Losses, for available for sale securities, the Company first assesses whether a loss is from credit or other factors and considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost, a credit loss would be recorded through an allowance for credit losses, limited by the amount that the fair value is less than the amortized cost basis.

The fair values of these securities are based on market quotations or matrix pricing as discussed in note 17. The Company evaluates securities for other-than-temporary impairment at each reporting period and more frequently when economic or market conditions warrant such evaluation. In this evaluation, if such declines were deemed other-than-temporary, management would measure the total credit-related component of the unrealized loss and recognize that portion of the loss as a charge to current period earnings. The remaining portion of the unrealized loss would be recognized as an adjustment to OCI. The fair value of the securities portfolio is significantly affected by changes in interest rates. In general, as interest rates rise, the fair value of fixed-rate securities decreases and as interest rates fall, the fair value of fixed-rate securities increases. The Company determines if it has the intent to sell securities or if its more likely than not that the Company would be required to sell the securities before the anticipated recovery. If either exists, the decline in value is considered other-than-temporary and would be recognized in current period earnings.

Premiums and discounts on securities are generally amortized and accreted to income over the contractual lives of the securities using the level-yield method. Premiums on callable securities are amortized to the earliest call date. Dividend and interest income are recognized when earned. Realized gains and losses are recognized when securities are sold or called based on the specific identification method.

In the ordinary course of business, securities are pledged as collateral in conjunction with the Company’s borrowings, lines of credit, and public funds on deposit.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of New York (the “FHLB”), is required to hold shares of capital stock of the FHLB based on its activities, primarily its outstanding borrowings. The investment is carried at cost, or par value, which approximates fair value. Cash dividends are reported as income.

Loans Held-for-Sale

Loans held-for-sale consists of loans intended for sale in the secondary market. These loans are carried at the lower of cost or estimated fair value, less costs to sell, as determined on an individual loan basis. Net unrealized losses, if any, are recognized in a valuation allowance through a charge to earnings. Origination fees and costs on loans held-for-sale are deferred and recognized on settlement dates as a component of the gain or loss on sale. Loans held-for-sale are generally sold with loan servicing rights retained by the Bank.

Loans Receivable

Loans receivable are carried at unpaid principal balances adjusted by unamortized premiums and unearned discounts, net deferred origination fees and costs, purchase accounting fair value adjustments and the allowance for credit losses. The Company defers loan origination fees and certain direct loan origination costs and accretes such amounts as an adjustment to the yield over the expected lives of the related loans using the level-yield method. Interest income on loans is accrued on unpaid principal balances and credited to income as earned. Premiums and discounts on loans purchased are amortized or accreted as an adjustment to yield over the contractual lives of the related loans using methodologies which approximate the level-yield method.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Loans Receivable (continued)

A loan is considered delinquent when payment has not been received within 30 days of its contractual due date, or when the Company does not expect to receive all principal and interest payments owned substantially in accordance with the terms of the loan agreement, regardless of the past due status. Generally, a loan is designated as a non-accrual loan when the payment is 90 days or more in arrears of its contractual due date, or if the following criteria are met: i) the current debt-service coverage ratio is equal to or is in excess of 1.0x; ii) the guarantor does not demonstrate the capacity to support the annual debt service requirement; and iii) the loan-to-value percentage is greater than 90%. Non-accruing loans are returned to accrual status after there has been a sustained period of repayment performance and both principal and interest are deemed collectible.

When a loan is placed on non-accrual status, any interest accrued but not received is reversed against interest income. Payments received on a non-accrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on an assessment of the ability to collect the loan. The Company identifies loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans, and other loans for which management may have concerns about collectability.

The Company may evaluate individual loans for which it is probable, based on current information, that the Company will not collect all amounts due under the contractual terms of the loan agreement. The Company considers the population of loans in its analysis to include loans not accruing interest and loan modifications. Other loans may be included in the population of loans to be evaluated if management has specific information of a collateral shortfall. Loans individually analyzed are measured based on the fair value of collateral if the loan is collateral dependent, or cash flows discounted at the loan-level effective interest rate. Payments received on individually analyzed loans are recognized on a cash basis.

Purchased Credit-Deteriorated (“PCD”) Loans

Loans acquired in a business combination that have experienced more than insignificant deterioration in credit quality since origination are considered purchased credit deterioration (“PCD”) loans. The Company evaluated acquired loans for deterioration in credit quality based on any of, but not limited to, the following: (1) non-accrual status; (2) loan modification; (3) risk ratings of special mention, substandard or doubtful; and (4) delinquency status. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium.

Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans. For acquired loans not deemed PCD at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income on a level-yield basis over the lives of the related loans. At the acquisition date, an initial allowance for expected credit losses is estimated and recorded as credit loss expense.

Other Real Estate Owned (“OREO”)

OREO is comprised of properties acquired in partial or total satisfaction of problem loans. The properties are recorded at fair value less estimated costs to sell on the date acquired or on the date that the Company acquires effective control over the property. Gains or losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. During the holding period, OREO continues to be measured at the lower of cost or fair value less estimated costs to sell. Subsequent declines in value are expensed as incurred. Gains and losses realized from the sale of OREO, as well as valuation adjustments and expenses of operation, are included in non-interest expense.

Allowance for Credit Losses on Loans Receivable

The determination of the allowance for credit losses (“ACL”) on loans is considered a critical accounting estimate by management because of the high degree of judgment involved in determining qualitative loss factors, the subjectivity of the assumptions used, and the potential for changes in the forecasted economic environment. The ACL is maintained at a level management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses on Loans Receivable (continued)

inherent risk in the loan portfolio. The ACL consists of two elements: (1) identification of loans that must be individually analyzed for impairment and (2) establishment of an ACL for loans collectively analyzed.

Portfolio segments are defined at the level which an entity develops and documents a systematic methodology to determine its allowance for credit losses. Management developed segments for estimating losses based on the type of borrower and collateral which is generally based upon federal call report segmentation. The segments have been combined, or sub-segments have been added as needed to ensure loans of similar risk profiles are appropriately pooled.

We maintain a loan review system that provides a periodic review of the loan portfolio and the identification of individually analyzed loans. The ACL for individually analyzed loans is based on the fair value of collateral or cash flows. While management uses current information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

The ACL quantitative allowance for each segment is measured using a discounted cash flow methodology incorporating an econometric, probability of default (“PD”) and loss given default (“LGD”) with distinct segment-specific multi-variate regression models applied. Expected credit losses are estimated over the life of the loans by measuring the difference between the net present value of modeled cash flows and amortized cost basis. Contractual cash flows over the contractual life of the loans are the basis for the modeled cash flows, adjusted for model defaults and expected prepayments and discounted at the loan-level effective interest rate. The contractual term excludes expected extensions, renewals, and modifications.

Management estimates the ACL using relevant and reliable information from internal and external sources, related to past events, current conditions, and a reasonable and supportable forecast. Historical credit loss experience for both the Company and its segment-specific peers provides the basis for the estimate of expected credit losses. Credit losses over a defined period are converted to PD rate curves through the use of segment-specific LGD risk factors that convert default rates to loss severity based on industry-level, observed relationships between the two variables for each segment, primarily due to the nature of the underlying collateral. These risk factors were assessed for reasonableness against the Company’s own loss experience and adjusted in certain cases when the relationship between the Company’s historical default and loss severity deviate from that of the wider industry. The historical PD curves, together with corresponding economic conditions, establish a quantitative relationship between economic conditions and loan performance through an economic cycle.

Using the historical relationship between economic conditions and loan performance, management’s expectation of future loan performance is incorporated using a single economic forecast of macroeconomic variables (i.e., unemployment, gross domestic product, vacancy, and home price index). This forecast is applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model reverts to long-term average historical loss rates using a straight-line, time-based methodology. The Company’s current forecast period is six quarters, with a four-quarter reversion period to long-term average historical loss rates.

After quantitative considerations, management applies additional qualitative adjustments that consider the expected impact of certain factors not fully captured in the quantitative reserve. Qualitative adjustments include but are not limited to concentrations of large loan balances, delinquency trends, change in collateral values within segments, and other considerations.

The ACL is established through the provision for credit losses that are charged to income, which is based upon an evaluation of estimated losses in the current loan portfolio, including the evaluation of individually analyzed loans. Charge-offs against the ACL are taken on loans where management determines that the collection of loan principal and interest is unlikely. Recoveries made on loans that have been charged-off are credited to the ACL. Although we believe we have established and maintained the ACL on loans at appropriate levels, changes in reserves may be necessary if actual economic and other conditions differ substantially from the forecast used in estimating the ACL.

Our financial results are affected by the changes in and the level of the ACL. This process involves our analysis of internal and external variables, and it requires that we exercise judgment to estimate an appropriate ACL. As a result of the uncertainty associated with this subjectivity, we cannot assure the precision of the amount reserved, should we experience sizable loan losses in any particular period and/or significant changes in assumptions or economic condition. We believe the primary risks inherent in the portfolio are a general decline in the economy, a decline in real estate market values, rising

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses on Loans Receivable (continued)

unemployment, increasing vacancy rates, and increases in interest rates in the absence of economic improvement or any other such factors. Any one or a combination of these events may adversely affect a borrower’s ability to repay its loan, resulting in increased delinquencies and loan losses. Accordingly, we have recorded loan credit losses at a level which is estimated to represent the current risk in its loan portfolio.

For our non-performing loans, the allowance is determined on an individual basis using the present value of the expected cash flows, or for collateral dependent loans, the fair value less estimated costs to sell. We continue to assess the collateral of loans and update our appraisals on these loans on an annual basis. To the extent the property values decline, there could be additional losses on these non-performing assets, which may be material. Management considered these market conditions in deriving the estimated ACL. Should economic difficulties occur, the ultimate amount of loss could vary from our current estimate.

Allowance for Credit Losses on Unfunded Commitments

The Company is required to include unfunded commitments that are expected to be funded in the future within the allowance calculation, other than those that are unconditionally cancellable. To arrive at that reserve, the reserve percentage for each applicable segment is applied to the unused portion of the expected commitment balance and is multiplied by the expected funding rate. To determine the expected funding rate, the Company uses a historical utilization rate for each segment. The allowance for credit losses for off-balance-sheet exposures is reported in other liabilities in the Consolidated Statements of Financial Condition. The liability represents an estimate of expected credit losses arising from off-balance-sheet exposures such as unfunded commitments.

Loan Modifications

The Company assesses all loan modifications to determine whether one is granted to a borrower experiencing financial difficulty, regardless of whether the modified loans terms include a concession. Modifications made to borrowers experiencing financial difficulty may include principal or interest forgiveness, forbearance, interest rate reductions, term extensions, or a combination of these events intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

The Company evaluates whether the modifications represent a new loan or a continuation of an existing loan. A modification or refinancing results in a new loan if the terms of the new loan are at least favorable to the Company and customers with similar collection risks who are not refinancing or restructuring their loan, and the modification to the terms of the loan is deemed to be more than minor. A modification is considered to be more than minor if the difference between the present value of the cash flows of the new obligation and the remaining cash flows of the original obligation, both discounted using the effective interest rate of the original debt, is 10% or greater.

If a modification does not meet the definition of a new loan, the modified loan will be treated as a continuation of the existing loan and all unamortized net fees and/or costs, and any prepayment penalties will be carried forward as part of the net new loan balance.

Modified loans that were accruing prior to their modification where income was reasonably assured subsequent to the modification, maintain their accrual status. Modified loans for which collectability was not reasonably assured, are placed on non-accrual status, interest accruals cease, and uncollected accrued interest is reversed and charged against current income. Non-accruing modified loans may be returned to accrual status when there is a sustained period of repayment performance (generally six consecutive months of payments), and both principal and interest are deemed collectible.

Loans Sold and Serviced

The Company periodically sells loans to investors and retains the servicing of these loans for a fee. Gains or losses on the sale of loans are recorded on trade date using the specific-identification method.

Office Properties and Equipment

Land is carried at cost. Office properties, land and building improvements, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of office

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Office Properties and Equipment (continued)

properties and equipment is computed on a straight-line basis over their estimated useful lives (generally 40 years for buildings, 10 years to 20 years for land and building improvements, 2 years to 10 years for furniture and equipment). Leasehold improvements, carried at cost, net of accumulated depreciation, are amortized over the terms of the related leases or the estimated useful lives of the assets, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to expense as incurred. Upon retirement or sale, any gain or loss is recognized as incurred.

Bank-owned Life Insurance (“BOLI”)

Bank-owned life insurance is accounted for using the cash surrender value method and is recorded at its net realizable value. The change in the net asset value is recorded as a component of non-interest income. A deferred liability has been recorded for the estimated cost of post-retirement life insurance benefits accruing to applicable employees and directors covered by an endorsement split-dollar life insurance arrangement.

Goodwill and Intangible Assets

Intangible assets of the Company consist of goodwill, core deposit intangibles, and mortgage servicing rights. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in purchase acquisitions. In accordance with GAAP, goodwill with an indefinite useful life is not amortized, but is evaluated for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment between annual measurement dates. As permitted by GAAP, the Company prepares a qualitative assessment in determining whether goodwill may be impaired. The factors considered in the assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Company, among others. The Company completed its annual goodwill impairment test as of December 31, 2025, based upon its qualitative assessment of goodwill and concluded that goodwill was not impaired and no further quantitative analysis was warranted.

Core deposit intangibles represent the intangible value of depositor relationships acquired by the Company through purchase acquisitions of Stewardship, Freehold and RSI. The premiums ascribed to these deposits are amortized over their estimated useful lives.

Mortgage servicing rights are recorded when purchased or when originated mortgage loans are sold, with servicing rights retained. Mortgage servicing rights are amortized on an accelerated method based upon the estimated lives of the related loans and generally adjusted for prepayments. Mortgage servicing rights are carried at the lower of amortized cost or fair value.

Leases

The Company determines if an arrangement is a lease at inception. The Company’s leases primarily relate to real estate property for branches and office space. All the Company’s leases are classified as operating leases and the related right-of-use asset (“ROU”) and lease liability are included in other assets and other liabilities, respectively on the Consolidated Statements of Financial Condition.

ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease arrangements. The calculated amounts of the ROU asset and lease liabilities are impacted by the length of the lease term and the discount rate used to calculate the present value of minimum lease payments. As the Company’s leases do not provide an implicit rate, the discount rate used in determining the lease liability for each individual lease is the Company’s incremental borrowing rate. The present value of the lease liability may include the impact of options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options provided in the lease terms. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are recognized as incurred. Lease agreements that include lease and non-lease components, such as common area maintenance charges, are accounted for separately.

Post-retirement Benefits

The Company provides certain health care and life insurance benefits to eligible retired employees under a Post-retirement Plan. The Company accrues the cost of retiree health care and other benefits during the employee’s period of active service. Effective January 1, 2019, the Post-retirement Plan was closed to new hires.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Office Properties and Equipment (continued)

Through the acquisition of the RSI Entities, the Company acquired a non-funded Post-retirement Plan. This defined benefit post-retirement healthcare plan covers substantially all retirees and employees. Effective January 1, 2024, the RSI Post-retirement Plan was merged into the Columbia Bank Post-retirement Plan.

Employee Benefit Plans

The Company maintains a single employer, tax-qualified defined benefit pension plan (the “Pension Plan”) which covers full-time employees that satisfy the Pension Plan’s eligibility requirements. The benefits are based on years of service and the employee’s average compensation for the highest five consecutive years of employment. Effective October 1, 2018, newly hired employees are not eligible to participate in the Pension Plan as the Pension Plan was closed to new employees as of that date.

The policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. GAAP requires an employer to: (a) recognize in its statement of financial position the over-funded or under-funded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan’s assets and its obligations that determine its funded status at the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income (loss), net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period. The assets of the plan are primarily invested in fixed income and equity funds.

In connection with the acquisition of the RSI Entities, the Company acquired a funded pension plan. The benefits are based on years of service and the employee’s compensation, as defined. The Plan was amended effective March 31, 2011, to freeze the Plan so that no employee shall commence or recommence participation in the Plan, that there shall be no further benefit accruals under the Plan, and that compensation received after the effective date shall not be recognized for any purpose under the Plan. Effective September 30, 2023, the RSI Pension Plan was merged into the Columbia Bank Pension Plan.

The Company also maintains a Retirement Income Maintenance Plan (the “RIM Plan”) which is a non-qualified defined benefit plan which provides benefits to all employees of the Company if their benefits under the Pension Plan are limited by Internal Revenue Code Sections 415 and 401(a)(17).

Columbia Bank has a 401(k) plan covering substantially all employees. Columbia Bank may match a percentage of the first 3.00% to 4.50% contributed by participants. Columbia’s matching contribution, if any, is determined by their Board of Directors in its sole discretion.

Columbia Bank has an Employee Stock Ownership Plan (“ESOP”). The funds borrowed by the ESOP from the Company to purchase the Company’s common stock are being repaid from Columbia Bank’s contributions over a period of 20 years. The Company’s common stock not allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the average price of the Company’s stock and the amount of shares committed to be allocated during each period.

Columbia Bank has a Supplemental Executive Retirement Plan (“SERP”). The SERP is a non-qualified plan which provides supplemental retirement benefits to eligible officers (those designated by the Board of Directors) of the Company who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formulas under tax law limits for tax-qualified plans. In addition, the Company maintains a stock based deferral plan (the “Stock Based Deferral Plan”) for certain executives and directors. The Company records a deferred compensation equity account and corresponding contra-equity account for the cost of the shares held by the Stock Based Deferral Plan and SERP.

The Company also has a Supplemental Executive Retirement Plan for Certain Executives, as designated by the Board of Directors, to provide non-qualified retirement benefits to participants.

Columbia Bank also maintains a non-qualified savings income maintenance deferred compensation plan (the “SIM Plan”) that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the 401(k) Plan under tax law limits for tax-qualified plans, and a Deferred Compensation Plan for directors.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Employee Benefit Plans (continued)

Columbia Bank also sponsors a directors retirement plan, a director and executive deferred compensation plan, and a supplemental executive retirement plan for certain current and former directors and officers of the Bank.

Through the acquisition of the RSI Entities, the Company also acquired an executive incentive retirement plan, a director and executive deferred compensation plan, a supplemental executive retirement plan, a key life insurance plan and a split-dollar life insurance plan for certain current and former directors and officers of the Bank.

Through the acquisition of the Freehold Entities, the Company also acquired a supplemental executive retirement plan, a director and executive deferred retirement income plan, and a director deferred retirement plan for current and former directors and officers of the Bank.

Derivatives

The Company uses derivative financial instruments as components of its market risk management, principally to manage interest rate risk. Certain derivatives are entered into in connection with transactions with commercial customers. Derivatives are not used for speculative purposes. All derivatives are recognized as either assets or liabilities in the Consolidated Statements of Financial Condition, reported at fair value and presented on a gross basis. Until a derivative is settled, a favorable change in fair value results in an unrealized gain that is recognized as an asset, while an unfavorable change in fair value results in an unrealized loss that is recognized as a liability.

The Company generally applies hedge accounting to its derivatives used for market risk management purposes. Hedge accounting is permitted only if specific criteria are met, including a requirement that a highly effective relationship exists between the derivative instrument and the hedged item, both at inception of the hedge and on an ongoing basis. Changes in the fair value of effective fair value hedges are recognized in current earnings (with the change in fair value of the hedged asset or liability also recognized in earnings). Changes in the fair value of effective cash flow hedges are recognized in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Ineffective portions of hedge results are recognized in current earnings. Changes in the fair value of derivatives for which hedge accounting is not applied are recognized in current earnings.

The Company formally documents at inception all relationships between the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities, or to specific firm commitments. The Company also formally assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. If it is determined that a derivative is not highly effective or has ceased to be a highly effective hedge, the Company would discontinue hedge accounting prospectively. Gains or losses resulting from the termination of a derivative accounted for as a cash flow hedge remain in other comprehensive income (loss) and is (accreted) amortized to earnings over the remaining period of the former hedging relationship.

Certain derivative financial instruments are offered to certain commercial banking customers to manage their risk of exposure and risk management strategies. These derivative instruments consist primarily of currency forward contracts and interest rate swap contracts. The risks associated with these transactions is mitigated by simultaneously entering into similar transactions having essentially offsetting terms with a third-party. In addition, the Company executes interest rate swaps with third parties in order to hedge the interest rate risk of short-term FHLB advances.

Income Taxes

The Company and its subsidiaries file consolidated federal income tax returns. Federal income taxes are allocated to each entity based on their respective contributions to taxable income of the consolidated income tax returns. Separate state income taxes are filed for the Company and its subsidiaries on either a consolidated or unconsolidated basis as required by each jurisdiction.

The Company records income taxes using the asset and liability method. Federal and state income taxes have been provided on the basis of the Company’s income or loss as reported in accordance with GAAP. The amounts reflected on the

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Company’s federal and state income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for consolidated financial statement reporting and income tax reporting purposes. Accordingly, deferred tax assets and liabilities: (i) are recognized for the estimated future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized based on the nature and timing of these items. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant.

The Company did not have any liabilities for uncertain tax positions or any known unrecognized tax benefits at December 31, 2025 and 2024. The Company policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. The Company did not recognize any interest and penalties during the years ended December 31, 2025, 2024 and 2023.

On July 1, 2018, New Jersey enacted legislation which adds to the state’s 9.0% Corporation Business Tax rate (i) a 2.5% surtax for periods beginning in 2018 and 2019 and (ii) a 1.5% surtax for periods beginning in 2020 and 2021. Subsequently, on September 12, 2020, New Jersey enacted legislation that restored and extended the 2.5% Corporation Business Tax surcharge to apply retroactively from January 1, 2020 through December 31, 2023. These surtaxes applied to corporations with more than $1.0 million of net income allocated to New Jersey. On June 28, 2024, New Jersey enacted into law a new Corporate Transit Fee, which increases the New Jersey corporate tax rate from 9.0% to 11.5%. This fee was imposed on businesses that had New Jersey taxable income of $10.0 million or more for tax years beginning January 1, 2024, and will continue through December 31, 2028.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items recorded in equity, such as unrealized gains and losses on debt securities available for sale, the noncredit component of other than temporary impairment losses on debt securities, unrealized gains and losses on derivatives, and the unfunded status and reclassification of actuarial net (loss) gain associated with the Company’s benefit plans. Comprehensive income is presented in a separate Consolidated Statement of Comprehensive Income.

Segment Reporting

The Company’s operations are substantially in the financial services industry and include providing traditional banking and other financial services to its customers. Operating segments are components of a business about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company operates primarily in New Jersey through a single reportable operating segment upon which management makes decisions regarding how to allocate resources and assess performance. While the Company’s chief operating decision maker has some limited financial information about the Company’s various financial products and services, that information is not complete since it does not include a full allocation of revenue, costs, and capital from key corporate functions; therefore, the Company evaluates financial performance on the Company-wide basis. Management continues to evaluate these business units for separate reporting as facts and circumstances change.

Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. For purposes of calculating basic EPS, weighted average common shares outstanding excludes treasury stock, unallocated employee stock ownership plan shares that have not been committed for release and deferred compensation obligations required to be settled in shares of Company stock.

Diluted EPS is computed using the same method as basic EPS and reflects the potential dilution which could occur if stock options and unvested shares were exercised and converted into common stock. The potentially diluted shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. Shares issued and reacquired during any period are weighted for the portion of the period that they were outstanding.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (continued)

Stock Compensation Plans

Compensation expense related to stock options and non-vested restricted stock awards is based on the fair value of the award on the measurement date with expense recognized on a straight line basis over the requisite performance or service period. The fair value of stock options is estimated utilizing the Black-Scholes option pricing model. The fair value of non-vested restricted stock awards is generally the closing market price of the Company’s common stock on the date of grant. The Company accounts for forfeitures as they occur.

Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require improved annual income tax disclosures surrounding rate reconciliation, income taxes paid, and other disclosures. This update is effective for financial statements issued for fiscal years beginning after December 15, 2024, with early adoption in the interim period permitted. The Company adopted this ASU on January 1, 2025 on a retrospective basis. As it is only disclosure related, this ASU did not have an impact on the Company’s consolidated financial statements. See note 15 for additional information.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 enhances segment reporting under Topic 820 by expanding the breadth and frequency of segment disclosures. The ASU requires a public entity to disclose entity-wide and segment information in the notes to the financial statements. Disclosures include the measure of profit or loss that the chief operating decision maker uses to assess segment performance and decide how to allocate resources, as well as certain specified amounts included in that measure. This ASU was effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this guidance as of December 31, 2024, on a retrospective basis. As it is only disclosure related, this ASU did not have an impact on the Company’s consolidated financial statements. See note 22 for additional information.

(3)  Acquisitions

Freehold Bank

On December 1, 2021, the Company completed its acquisition of Freehold Bancorp, MHC, Freehold Bancorp, Inc. and Freehold Bank (collectively, the “Freehold Entities” or “Freehold”). Pursuant to the terms of the Merger Agreement, Freehold Bancorp, MHC merged with and into the MHC, with the MHC as the surviving entity; and Freehold Bancorp, Inc. merged with and into Columbia Financial, with Columbia Financial as the surviving entity. In connection with the merger, Freehold Bank converted to a federal savings bank and operated as a wholly-owned subsidiary of Columbia Financial, Inc. until October 5, 2024, when the Company merged Freehold Bank into Columbia Bank. Under the terms of the Merger Agreement, upon the merger of the two banks, depositors of Freehold Bank become depositors of Columbia Bank and have the same rights and privileges in the MHC as if their accounts had been established at Columbia Bank on the date established at Freehold Bank. The Company issued 2,591,007 shares of its common stock to the MHC, representing an amount equal to the fair value of the Freehold Entities as determined by an independent appraiser, at the effective time of the holding company mergers.

Merger-related expenses are recorded in the Consolidated Statements of Income and are expensed as incurred. Direct acquisition and other charges incurred in connection with the acquisition of the Freehold Entities totaled $1.7 million, and $413,000 for the years ended December 31, 2024, and 2023, respectively. There were no expenses recorded for the year ended December 31, 2025.

RSI Bank

On May 1, 2022, the Company completed its acquisition of RSI Bancorp, M.H.C., RSI Bancorp, Inc. and RSI Bank (collectively, the “RSI Entities” or “RSI”). Pursuant to the terms of the Merger Agreement, RSI Bancorp, M.H.C. merged with and into the MHC, with the MHC as the surviving entity; RSI Bancorp, Inc. merged with and into Columbia Financial, with Columbia Financial as the surviving entity; and RSI Bank merged with and into Columbia Bank, with Columbia Bank as the surviving institution. Under the terms of the Merger Agreement, depositors of RSI Bank became depositors of Columbia Bank and have the same rights and privileges in the MHC as if their accounts had been established at Columbia Bank on the date established at RSI Bank. The Company issued 6,086,314 shares of its common stock to the MHC, representing an amount equal to the discounted fair value of the RSI Entities as determined by an independent appraiser, at the effective time of the merger.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)  Acquisitions

Merger-related expenses are recorded in the Consolidated Statements of Income and are expensed as incurred. Direct acquisition and other charges incurred in connection with the acquisition of the RSI Entities totaled $193,000 for the year ended December 31, 2023. There were no expenses recorded for the years ended December 31, 2025 and 2024.

(4)  Debt Securities Available for Sale

Debt securities available for sale at December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		(In thousands)
U.S. government and agency obligations	$393,875	$4,595	$—	$398,470
Mortgage-backed securities and collateralized mortgage obligations	732,393	1,646	(79,066)	654,973
Municipal obligations	1,975	—	(14)	1,961
Corporate debt securities	71,976	314	(5,677)	66,613

	$1,200,219	$6,555	$(84,757)	$1,122,017

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		(In thousands)
U.S. government and agency obligations	$314,494	$810	$(602)	$314,702
Mortgage-backed securities and collateralized mortgage obligations	729,488	173	(106,704)	622,957
Municipal obligations	2,378	3	(22)	2,359
Corporate debt securities	95,508	123	(9,703)	85,928

	$1,141,868	$1,109	$(117,031)	$1,025,946

The amortized cost and fair value of debt securities available for sale at December 31, 2025, by contractual final maturity, is shown below. Expected maturities may differ from contractual maturities due to prepayment or early call options exercised by the issuer.

	December 31, 2025
	Amortized Cost	Fair Value
	(In thousands)
One year or less	$130,960	$131,384
More than one year to five years	251,648	255,013
More than five years to ten years	85,218	80,647

	$467,826	$467,044
Mortgage-backed securities and collateralized mortgage obligations	732,393	654,973

	$1,200,219	$1,122,017

Mortgage-backed securities and collateralized mortgage obligations totaling $732.4 million at amortized cost, and $655.0 million at fair value, are not classified by maturity as their expected lives are likely to be shorter than the contractual maturity date due to principal prepayments.

During the year ended December 31, 2025, proceeds from the sale of debt securities available for sale totaled $15.7 million, resulting in gross gains of $336,000 and no gross losses. There were four called debt securities available for sale totaling $4.0 million, and $77.5 million in maturities of debt securities available for sale during the year ended December 31, 2025.

During the year ended December 31, 2024, proceeds from the sale of debt securities available for sale totaled $321.2 million, resulting in no gross gains and $35.9 million of gross losses. There was one called debt security available for sale totaling $2.0 million and $15.0 million in maturities of debt securities available for sale during the year ended December 31, 2024.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)  Debt Securities Available for Sale (continued)

During the year ended December 31, 2023, proceeds from the sale of debt securities available for sale totaled $277.0 million, resulting in no gross gains and $10.8 million of gross losses. There were no calls and $4,000 in maturities of debt securities available for sale during the year ended December 31, 2023.

Debt securities available for sale having a carrying value of $478.5 million and $343.4 million, at December 31, 2025 and 2024, respectively, were pledged as security for public funds on deposit at the Bank as required and permitted by law, pledged for outstanding borrowings at the Federal Home Loan Bank, and pledged for potential borrowings at the Federal Reserve Bank of New York.

The following tables summarize the fair value and gross unrealized losses of those securities that reported an unrealized loss at December 31, 2025 and 2024 and if the unrealized loss position was continuous for the twelve months prior to those respective dates:

	December 31, 2025
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)
	(In thousands)
U.S. government and agency obligations	$—	$—	$—	$—	$—	$—
Mortgage-backed securities and collateralized mortgage obligations	27,710	(57)	456,562	(79,009)	484,272	(79,066)
Municipal obligations	1,536	(14)	—	—	1,536	(14)
Corporate debt securities	3,996	(4)	56,802	(5,673)	60,798	(5,677)

	$33,242	$(75)	$513,364	$(84,682)	$546,606	$(84,757)

	December 31, 2024
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)
	(In thousands)
U.S. government and agency obligations	$126,197	$(602)	$—	$—	$126,197	$(602)
Mortgage-backed securities and collateralized mortgage obligations	93,763	(475)	476,559	(106,229)	570,322	(106,704)
Municipal obligations	—	—	1,346	(22)	1,346	(22)
Corporate debt securities	—	—	80,805	(9,703)	80,805	(9,703)

	$219,960	$(1,077)	$558,710	$(115,954)	$778,670	$(117,031)

The number of securities in an unrealized loss position at December 31, 2025 totaled 128, compared with 185 at December 31, 2024. All temporarily impaired securities were investment grade as of December 31, 2025 and 2024 except two corporate debt securities which were rated BB+, totaling $8.4 million at December 31, 2024.

For available for sale securities, the Company assesses whether a loss is from credit or other factors and considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost, a credit loss would be recorded through an allowance for credit losses, limited by the amount that the fair value is less than the amortized cost basis.

There was no activity in the allowance for credit losses on debt securities available for sale during the years ended December 31, 2025 and 2024.

The Company made an accounting policy election to exclude accrued interest receivable from the amortized cost basis of debt securities available for sale. Accrued interest receivable on debt securities available for sale is reported as a component of accrued interest receivable in the Consolidated Statements of Financial Condition, which totaled $5.2 million and $4.7 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Debt Securities Held to Maturity

Debt securities held to maturity at December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Allowance for Credit Losses	Fair Value
	(In thousands)
U.S. government and agency obligations	$44,872	$—	$(3,321)	$—	$41,551
Mortgage-backed securities and collateralized mortgage obligations	351,361	699	(26,322)	—	325,738

	$396,233	$699	$(29,643)	$—	$367,289

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Allowance for Credit Losses	Fair Value
	(In thousands)
U.S. government and agency obligations	$44,871	$—	$(5,288)	$—	$39,583
Mortgage-backed securities and collateralized mortgage obligations	347,969	8	(37,407)	—	310,570

	$392,840	$8	$(42,695)	$—	$350,153

The amortized cost and fair value of debt securities held to maturity at December 31, 2025, by contractual final maturity, is shown below. Expected maturities may differ from contractual maturities due to prepayment or early call options exercised by the issuer.

	December 31, 2025
	Amortized Cost	Fair Value
	(In thousands)
One year or less	$14,875	$14,807
More than one year to five years	10,000	9,376
More than five years to ten years	9,997	9,310
More than ten years	10,000	8,058

	44,872	41,551
Mortgage-backed securities and collateralized mortgage obligations	351,361	325,738

	$396,233	$367,289

Mortgage-backed securities and collateralized mortgage obligations totaling $351.4 million at amortized cost, and $325.7 million at fair value at December 31, 2025, are not classified by maturity as their expected lives are likely to be shorter than the contractual maturity date due to principal prepayments.

During the year ended December 31, 2025, there were no sales, calls or maturities of debt securities held to maturity.

During the year ended December 31, 2024, there were no sales or maturities of debt securities held to maturity. There was one called debt security held to maturity totaling $5.0 million during the year ended December 31, 2024.

During the year ended December 31, 2023, there were no sales or calls of debt securities held to maturity. During the year ended December 31, 2023, proceeds from matured debt securities held to maturity totaled $4.3 million.

Debt securities held to maturity having a carrying value of $242.2 million and $247.6 million, at December 31, 2025 and 2024, respectively, were pledged as security for public funds on deposit at the Bank as required and permitted by law, pledged for outstanding borrowings at the Federal Home Loan Bank, and pledged for potential borrowings at the Federal Reserve Bank of New York.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Debt Securities Held to Maturity (continued)

The following tables summarize the fair value and gross unrealized losses of those securities that reported an unrealized loss at December 31, 2025 and 2024 and if the unrealized loss position was continuous for the twelve months prior to those respective dates:

	December 31, 2025
	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)
	(In thousands)
U.S. government and agency obligations	$—	$—	$41,552	$(3,321)	$41,552	$(3,321)
Mortgage-backed securities and collateralized mortgage obligations	1,659	(1)	290,237	(26,321)	291,896	(26,322)

	$1,659	$(1)	$331,789	$(29,642)	$333,448	$(29,643)

	December 31, 2024
	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)	Fair Value	Gross Unrealized (Losses)
	(In thousands)
U.S. government and agency obligations	$—	$—	$39,583	$(5,288)	$39,583	$(5,288)
Mortgage-backed securities and collateralized mortgage obligations	41,030	(605)	267,756	(36,802)	308,786	(37,407)

	$41,030	$(605)	$307,339	$(42,090)	$348,369	$(42,695)

The number of securities in an unrealized loss position at December 31, 2025 totaled 101, compared with 105 at December 31, 2024. All temporarily impaired securities were investment grade as of December 31, 2025 and 2024.

For held to maturity securities, management measures expected credit losses on a collective basis by major security type. All of the mortgage-backed securities are issued by U.S. government agencies and are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses and, therefore, the expectation of non-payment is zero and the Company is not required to estimate an allowance for credit losses on these securities under the CECL standard. All these securities reflect a credit quality rating of AAA by Moody’s Investors Service.

The Company made an accounting policy election to exclude accrued interest receivable from the amortized cost basis of debt securities held to maturity. Accrued interest receivable on debt securities held to maturity is reported as a component of accrued interest receivable in the Consolidated Statements of Financial Condition, which totaled $948,000 and $898,000 at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses.

(6)	Equity Securities at Fair Value

The Company has an equity securities portfolio which consists of stock in other financial institutions, a payment technology company, a community bank correspondent services company, preferred stock in U.S. Government agencies, and a Community Reinvestment Act qualifying bond fund which are reported at fair value on the Company’s Consolidated Statements of Financial Condition. The fair value of the equities portfolio at December 31, 2025 and 2024 was $6.8 million and $6.7 million, respectively.

The Company recorded a net increase in the fair value of equity securities of $873,000 and $2.6 million during the years ended December 31, 2025 and 2024, respectively, as a component of non-interest income.

During the year ended December 31, 2025 proceeds from the sale of equity securities totaled $698,000, resulting in no gross gains and $46,000 of gross losses. During the years ended December 31, 2024 and 2023, there were no sales of equity securities.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2025 and 2024 are summarized as follows:

	December 31,
	2025	2024
	(In thousands)
Real estate loans:
One-to-four family	$2,558,252	$2,710,937
Multifamily	1,677,613	1,460,641
Commercial real estate	2,513,260	2,339,883
Construction	469,438	473,573
Commercial business loans	766,792	622,000
Consumer loans:
Home equity loans and advances	255,126	259,009
Other consumer loans	2,895	3,404

Total gross loans	8,243,376	7,869,447
PCD loans	10,442	11,686
Net deferred loan costs, fees and purchased premiums and discounts	38,192	35,795

Loans receivable	$8,292,010	$7,916,928

The Company had no loans held-for-sale at December 31, 2025 and 2024. During the year ended December 31, 2025, the Company sold $16.1 million, $10.9 million, and $8.6 million of one-to-four family real estate loans, construction loans, and SBA loans included in commercial business loans held-for sale, respectively, resulting in gross gains of $899,000 and gross losses of $100,000. During the year ended December 31, 2024, the Company sold $8.9 million, $3.3 million, and $6.8 million of one-to-four family real estate loans, construction loans, and SBA loans included in commercial business loans held-for sale, respectively, resulting in gross gains of $906,000 and no gross losses. During the year ended December 31, 2023, the Company sold $73.4 million, $21.4 million, $8.1 million, and $18.4 million of one-to-four family real estate loans and home equity loans, commercial real estate loans, construction loans, and SBA loans included in commercial business loans held-for-sale, respectively, resulting in gross gains of $2.3 million and gross losses of $1.0 million.

During the year ended December 31, 2025, the Company purchased $130.9 million in equipment finance loans, included in commercial business loans, and $20.0 million in construction loan participations from a third-party. During the year ended December 31, 2024, the Company purchased $78.7 million of commercial real estate and participation loans from a third party financial institution. During the year ended December 31, 2023, the Company purchased a $14.7 million commercial real estate participation loan from a third party.

The Company has entered into guarantor swaps with Freddie Mac which results in improved liquidity. During the year ended December 31, 2025, the Company exchanged $13.3 million of loans for Freddie Mac mortgage participation certificates, resulting in gross gains of $129,000, and no gross losses. During the years ended December 31, 2024 and 2023, no loans were exchanged for Freddie Mac mortgage participation certificates. The Company retained the servicing of these loans.

At December 31, 2025 and 2024, the carrying value of loans serviced by the Company for investors was $494.8 million and $503.9 million, respectively. These loans are not included in the Consolidated Statements of Financial Condition. Servicing income totaled $1.4 million for each of the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has granted loans to certain officers and directors of the Company and its subsidiaries and to their associates. At December 31, 2025 and 2024, such loans totaled approximately $2.2 million and $2.6 million, respectively. During the years ended December 31, 2025 and 2024, no new loans were granted to related parties. During the year ended December 31, 2023, one new loan was granted to a related party totaling $100,000. These loans are performing in accordance with their original terms.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

The following tables summarize the aging of loans receivable by portfolio segment, including non-accrual loans and excluding PCD loans, at December 31, 2025 and 2024:

	December 31, 2025
	30-59 Days	60-89 Days	90 Days or More	Total Past Due	Non-accrual	Current	Total
	(In thousands)
Real estate loans:
One-to-four family	$13,886	$5,652	$4,545	$24,083	$9,787	$2,534,169	$2,558,252
Multifamily	2,083	10,595	300	12,978	—	1,664,635	1,677,613
Commercial real estate	8,072	320	4,827	13,219	5,766	2,500,041	2,513,260
Construction	—	—	5,923	5,923	5,923	463,515	469,438
Commercial business loans	11,990	1,408	11,005	24,403	15,281	742,389	766,792
Consumer loans:
Home equity loans and advances	566	175	1,018	1,759	1,243	253,367	255,126
Other consumer loans	1	3	—	4	—	2,891	2,895

Total loans	$36,598	$18,153	$27,618	$82,369	$38,000	$8,161,007	$8,243,376

	December 31, 2024
	30-59 Days	60-89 Days	90 Days or More	Total Past Due	Non-accrual	Current	Total
	(In thousands)
Real estate loans:
One-to-four family	$11,685	$6,250	$3,729	$21,664	$8,750	$2,689,273	$2,710,937
Multifamily	13,626	—	—	13,626	—	1,447,015	1,460,641
Commercial real estate	4,394	632	—	5,026	2,920	2,334,857	2,339,883
Construction	6,205	—	—	6,205	—	467,368	473,573
Commercial business loans	3,713	2,643	2,365	8,721	9,785	613,279	622,000
Consumer loans:
Home equity loans and advances	1,026	372	126	1,524	246	257,485	259,009
Other consumer loans	—	3	—	3	—	3,401	3,404

Total loans	$40,649	$9,900	$6,220	56,769	$21,701	$7,812,678	$7,869,447

The Company considers a loan to be delinquent when we have not received a payment within 30 days of its contractual due date, or when the Company does not expect to receive all principal and interest payments owed substantially in accordance with the terms of the loan agreement, regardless of the past due status. Non-accruing loans are returned to accrual status after there has been a sustained period of repayment performance and both principal and interest are deemed collectible. The Company identifies loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans for which management may have concerns about collectability.

At December 31, 2025 and 2024, non-accrual loans totaled $38.0 million and $21.7 million, respectively. Included in non-accrual loans at December 31, 2025 and 2024, are 38 and 31 loans totaling $10.4 million and $15.5 million which are less than 90 days in arrears.

If non-accrual loans had performed in accordance with their original terms, interest income would have increased by $3.3 million, $1.5 million, and $909,000 for the years ended December 31, 2025, 2024 and 2023, respectively. The amount of cash basis interest income that was recognized on these loans during the years ended December 31, 2025, 2024 and 2023, was $1.0 million, $821,000, and $358,000, respectively.

At December 31, 2025 and 2024, there were no loans past due 90 days or more still accruing interest.

PCD loans were loans acquired at a discount primarily due to deteriorated credit quality. These loans were initially recorded at fair value at acquisition, based upon the present value of expected future cash flows, with no related allowance for credit losses. Loans acquired in a business combination are recorded in accordance with ASC Topic 326, which requires

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

loans as of the acquisition date, which have experienced a more than insignificant deterioration in credit quality since origination, to be classified as PCD loans.

At December 31, 2025 and 2024, PCD loans acquired in the Stewardship Financial Corporation acquisition totaled $1.1 million and $1.2 million, respectively, PCD loans acquired in the Freehold Bank acquisition totaled $44,000 and $241,000, respectively, and PCD loans acquired in the RSI Bank acquisition totaled $8.3 million and $10.3 million, respectively. PCD loans acquired in 2025 in conjunction with the purchase of equipment finance loans totaled $1.0 million at December 31, 2025, and charge-offs related to these purchased loans totaled $3.2 million during the year ended December 31, 2025.

We may obtain physical possession of real estate collateralizing a residential mortgage loan via foreclosure. At December 31, 2025, the Company held no real estate owned. At December 31, 2024, the Company held one commercial property with a carrying value of $1.3 million in other real estate owned, which was sold in June 2025. At December 31, 2025, we had nine residential mortgage loans with carrying values totaling $2.5 million and four home equity loans with carrying value totaling $585,000, collateralized by residential real estate, which were in the process of foreclosure. At December 31, 2024, we had four residential mortgage loans with carrying values totaling $1.1 million collateralized by residential real estate which were in the process of foreclosure.

The balance of the allowance for credit losses is based on expected loss methodology, referred to as the “CECL” methodology. The loan portfolio segmentation includes seven portfolio segments taking into consideration common loan attributes and risk characteristics, as well as historical reporting metrics and data availability. Accrued interest receivable on loans receivable is reported as a component of accrued interest receivable in the Consolidated Statements of Financial Condition, which totaled $34.7 million and $33.5 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses.

The Allowance for Credit Losses (“ACL”) is established through the provision for credit losses that are charged to income, which is based upon an evaluation of estimated losses in the current loan portfolio, including the evaluation of individually analyzed loans. Charge-offs against the ACL are taken on loans where management determines that the collection of loan principal and interest is unlikely. Recoveries made on loans that have been charged-off are credited to the ACL. Although we believe we have established and maintained the ACL on loans at appropriate levels, changes in reserves may be necessary if actual economic and other conditions differ substantially from the forecast used in estimating the ACL.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

The following tables summarize loans receivable (including PCD loans) and allowance for credit losses by portfolio segment and impairment method at December 31, 2025 and 2024:

	December 31, 2025
	One-to-Four Family	Multifamily	Commercial Real Estate	Construction	Commercial Business	Home Equity Loans and Advances	Other Consumer Loans	Total
	(In thousands)
Allowance for credit losses:
Individually analyzed loans	$—	$—	$—	$—	$—	$—	$—	$—
Collectively analyzed loans	13,280	10,647	18,563	6,617	16,753	1,289	6	67,155
Loans acquired with deteriorated credit quality	3	—	29	—	14	—	—	46

Total	$13,283	$10,647	$18,592	$6,617	$16,767	$1,289	$6	$67,201

Total loans:
Individually analyzed loans	$10,988	$300	$5,492	$5,923	$13,658	$1,262	$—	$37,623
Collectively analyzed loans	2,547,264	1,677,313	2,507,768	463,515	753,134	253,864	2,895	8,205,753
Loans acquired with deteriorated credit quality	1,267	—	7,891	—	1,284	—	—	10,442

Total loans	$2,559,519	$1,677,613	$2,521,151	$469,438	$768,076	$255,126	$2,895	$8,253,818

	December 31, 2024
	One-to-Four Family	Multifamily	Commercial Real Estate	Construction	Commercial Business	Home Equity Loans and Advances	Other Consumer Loans	Total
	(In thousands)
Allowance for credit losses:
Individually analyzed loans	$—	$—	$—	$—	$—	$—	$—	$—
Collectively analyzed loans	13,169	9,542	15,940	6,703	13,112	1,452	7	59,925
Loans acquired with deteriorated credit quality	4	—	29	—	—	—	—	33

Total	$13,173	$9,542	$15,969	$6,703	$13,112	$1,452	$7	$59,958

Total loans:
Individually analyzed loans	$9,167	$5,743	$7,517	$—	$15,184	$331	$—	$37,942
Collectively analyzed loans	2,701,770	1,454,898	2,332,366	473,573	606,816	258,678	3,404	7,831,505
Loans acquired with deteriorated credit quality	1,815	—	9,425	—	300	146	—	11,686

Total loans	$2,712,752	$1,460,641	$2,349,308	$473,573	$622,300	$259,155	$3,404	$7,881,133

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

Modifications made to borrowers experiencing financial difficulty may include principal or interest forgiveness, forbearance, interest rate reductions, term extensions, or a combination of these events intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

The following tables presents the modifications of loans to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2025, 2024, and 2023:

	For the Year Ended December 31, 2025
	Amortized Cost	Interest Rate Reduction	Term Extension	Combination of Term Extension and Interest Rate Reduction	% of Total Class of Loans Receivable
	(Dollars in thousands)
Commercial real estate	$12,385	$—	$9,395	$2,990	0.49%
Commercial business	11,771	673	7,000	4,098	1.54

Total loans	$24,156	$673	$16,395	$7,088	0.29%

	For the Year Ended December 31, 2024
	Amortized Cost	Interest Rate Reduction	Term Extension	% of Total Class of Loans Receivable
	(Dollars in thousands)
Commercial real estate	$1,536	$1,536	$—	0.07%
Commercial business	5,630	—	5,630	0.91

Total loans	$7,166	$1,536	$5,630	0.09%

	For the Year Ended December 31, 2023
	Amortized Cost	Term Extension	Combination of Term Extension, Interest Rate Reduction and Principal Forgiveness	% of Total Class of Loans Receivable
	(Dollars in thousands)
Commercial real estate	$1,038	$1,038	$—	—%
Construction	2,317	2,317	—	0.50
Commercial business	5,240	240	5,000	1.00

Total loans	$8,595	$3,595	$5,000	0.10%

The following table describes the types of modifications of loans to borrowers experiencing financial difficulty during the years ended December 31, 2025, 2024, and 2023:

For the Year Ended December 31, 2025
Type of Modifications
Commercial real estate	Term extensions ranging between 15 and 17 months
Commercial business	Interest rate reduction and/or term extensions ranging between 12 and 60 months

For the Year Ended December 31, 2024
Type of Modifications
Commercial real estate	Interest rate reduction
Commercial business	Term extensions ranging between 15 and 60 months

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

For the Year Ended December 31, 2023
Type of Modifications
Commercial real estate	12 month term extension
Construction	12 month term extension
Commercial business	12 month term extension, interest rate reduction, and/or principal forgiveness

The Company closely monitors the performance of modifications of loans to borrowers experiencing financial difficulty to understand the effectiveness of these modification efforts. During 2025, the Company extended an additional $1.0 million of credit to provide additional working capital to supplement reduced federal funding support, to a commercial business customer whose loan had been previously modified. The Company did not extend any commitments to lend additional funds to borrowers experiencing financial difficulty whose loans had been modified during the years ended December 31, 2024 and 2023.

The following tables presents the aging analysis of modifications of loans to borrowers experiencing financial difficulty at December 31, 2025, 2024, and 2023:

	December 31, 2025
	Current	30-59 Days	60-89 Days	90 Days or More	Non-accrual	Total
	(In thousands)
Commercial real estate	$12,328	$—	$—	$—	$—	$12,328
Commercial business	10,488	—	—	—	1,308	11,796

Total loans	$22,816	$—	$—	$—	$1,308	$24,124

	December 31, 2024
	Current	30-59 Days	60-89 Days	90 Days or More	Non-accrual	Total
	(In thousands)
Commercial real estate	$1,520	$—	$—	$—	$1,029	$2,549
Commercial business	1,759	39	—	—	2,050	3,848

Total loans	$3,279	$39	$—	$—	$3,079	$6,397

	December 31, 2023
	Current	30-59 Days	60-89 Days	90 Days or More	Non-accrual	Total
	(In thousands)
Commercial real estate	$1,035	$—	$—	$—	$—	$1,035
Construction	2,317	—	—	—	—	2,317
Commercial business	—	—	4,917	—	237	5,154

Total loans	$3,352	$—	$4,917	$—	$237	$8,506

The activity in the allowance for credit losses on loans for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Balance at beginning of period	$59,958	$55,096	$52,803
Initial allowance related to PCD loans	3,202	—	—
Provision for credit losses	9,822	14,451	4,787
Recoveries	1,443	609	1,000
Charge-offs	(7,224)	(10,198)	(3,494)

Balance at end of period	$67,201	$59,958	$55,096

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

The activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2025, 2024, and 2023, are as follows:

	For the Year Ended December 31, 2025
	One-to-Four Family	Multifamily	Commercial Real Estate	Construction	Commercial Business	Home Equity Loans and Advances	Other Consumer Loans	Total
	(In thousands)
Balance at beginning of period	$13,173	$9,542	$15,969	$6,703	$13,112	$1,452	$7	$59,958
Initial allowance related to PCD loans	—	—	—	—	3,202	—	—	3,202
Provision for (reversal of) credit losses	37	1,105	2,741	(36)	6,071	(253)	157	9,822
Recoveries	73	—	1	3	1,269	90	7	1,443
Charge-offs	—	—	(119)	(53)	(6,887)	—	(165)	(7,224)

Balance at end of period	$13,283	$10,647	$18,592	$6,617	$16,767	$1,289	$6	$67,201

	For the Year Ended December 31, 2024
	One-to-Four Family	Multifamily	Commercial Real Estate	Construction	Commercial Business	Home Equity Loans and Advances	Other Consumer Loans	Total
	(In thousands)
Balance at beginning of period	$13,017	$8,742	$15,757	$7,758	$7,923	$1,892	$7	$55,096
Provision for (reversal of) credit losses	147	800	296	(1,059)	14,467	(459)	259	14,451
Recoveries	11	—	36	4	536	19	3	609
Charge-offs	(2)	—	(120)	—	(9,814)	—	(262)	(10,198)

Balance at end of period	$13,173	$9,542	$15,969	$6,703	$13,112	$1,452	$7	$59,958

	For the Year Ended December 31, 2023
	One-to-Four Family	Multifamily	Commercial Real Estate	Construction	Commercial Business	Home Equity Loans and Advances	Other Consumer Loans	Total
	(In thousands)
Balance at beginning of period	$11,802	$7,877	$18,111	$6,425	$6,897	$1,681	$10	$52,803
Provision for (reversal of) credit losses	1,783	865	(2,225)	1,333	2,765	160	106	4,787
Recoveries	17	—	21	—	879	77	6	1,000
Charge-offs	(585)	—	(150)	—	(2,618)	(26)	(115)	(3,494)

Balance at end of period	$13,017	$8,742	$15,757	$7,758	$7,923	$1,892	$7	$55,096

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

The following tables present individually analyzed loans by segment, excluding PCD loans, at December 31, 2025 and 2024:

	At December 31, 2025
	Recorded Investment	Unpaid Principal Balance	Specific Allowance
	(In thousands)
With no allowance recorded:
Real estate loans:
One-to-four family	$10,988	$10,992	$—
Multifamily	300	300	—
Commercial real estate	5,492	5,618	—
Construction	5,923	5,975	—
Commercial business loans	13,658	21,112	—
Consumer loans:
Home equity loans and advances	1,262	1,262	—

	37,623	45,259	—

With a specific allowance recorded:

	—	—	—

Total:
Real estate loans:
One-to-four family	10,988	10,992	—
Multifamily	300	300	—
Commercial real estate	5,492	5,618	—
Construction	5,923	5,975	—
Commercial business loans	13,658	21,112	—
Consumer loans:
Home equity loans and advances	1,262	1,262	—

Total loans	$37,623	$45,259	$—

	At December 31, 2024
	Recorded Investment	Unpaid Principal Balance	Specific Allowance
	(In thousands)
With no allowance recorded:
Real estate loans:
One-to-four family	$9,167	$9,216	$—
Multifamily	5,743	5,743	—
Commercial real estate	7,517	8,089	—
Commercial business loans	15,184	19,553	—
Consumer loans:
Home equity loans and advances	331	331	—

	37,942	42,932	—

With a specific allowance recorded:

	—	—	—

Total:
Real estate loans:
One-to-four family	9,167	9,216	—
Multifamily	5,743	5,743	—
Commercial real estate	7,517	8,089	—
Commercial business loans	15,184	19,553	—
Consumer loans:
Home equity loans and advances	331	331	—

Total loans	$37,942	$42,932	$—

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

The following table presents interest income recognized for individually analyzed loans by loan segment, excluding PCD loans, for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025		2024		2023
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(In thousands)
Real estate loans:
One-to-four family	$10,439	$6	$4,515	$16	$4,328	$196
Multifamily	2,024	—	2,383	1	420	19
Commercial real estate	6,445	57	9,818	204	16,234	694
Construction	4,734	—	—	—	—	—
Commercial business loans	10,924	36	11,761	100	6,134	331
Consumer loans:
Home equity loans and advances	735	2	245	3	646	42

Totals	$35,301	$101	$28,722	$324	$27,762	$1,282

Management prepares an analysis each quarter that categorizes the entire loan portfolio by certain risk characteristics such as loan type (residential mortgage, commercial mortgage, construction, commercial business, etc.) and loan risk rating. The categorization of loans into risk categories is based upon relevant information about the borrower’s ability to service their debt.

The Company utilizes a risk rating system to summarize its loan portfolio into categories with similar risk characteristics. Loans deemed to be “acceptable quality” are rated 1 through 4w, with a rating established for loans with minimal risk. Loans rated 4w are watch loans, which may have a potential concern that warrants increased oversight and tracking by management. We enhanced our level of scrutiny and focus regarding documentation related to credit risk rating benchmark guidelines that pertain to debt-service coverage ratios, LTV ratios, borrower strength, asset quality, and funded cash reserves. Other factors such as guarantees, market strength and remaining loan term and borrower equity are also reviewed and are factored into determining the credit risk rating assigned to each loan. Loans that are deemed to be of “questionable quality” are rated 5 (Special Mention) or 6 (Substandard). Loans with adverse classifications are rated 7 (Doubtful) or 8 (Loss). The risk ratings are also confirmed through periodic loan review examinations which are currently performed by both an independent third-party and the Company’s credit risk review department. Results from examinations are presented to the Audit Committee of the Board of Directors.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

The following table summarizes the Company’s loans by year of origination and internally assigned credit risk rating, excluding PCD loans, at December 31, 2025 and 2024:

	Loans by Year of Origination at December 31, 2025
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans to Term Loans	Total
	(In thousands)
One-to-Four Family
Pass	$93,590	$104,411	$148,597	$705,476	$687,522	$807,680	$—	$—	$2,547,276
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	1,099	1,841	3,024	805	4,207	—	—	10,976

Total One-to-Four Family	93,590	105,510	150,438	708,500	688,327	811,887	—	—	2,558,252

Gross charge-offs	—	—	—	—	—	—	—	—	—

Multifamily
Pass	233,695	32,267	135,839	345,763	316,250	562,566	—	—	1,626,380
Special mention	—	—	—	—	40,638	—	—	—	40,638
Substandard	—	—	—	10,595	—	—	—	—	10,595

Total Multifamily	233,695	32,267	135,839	356,358	356,888	562,566	—	—	1,677,613

Gross charge-offs	—	—	—	—	—	—	—	—	—

Commercial Real Estate
Pass	410,896	113,417	173,838	459,278	357,327	923,667	—	—	2,438,423
Special mention	—	—	—	7,007	—	9,222	—	—	16,229
Substandard	3,692	—	350	12,258	1,486	40,822	—	—	58,608

Total Commercial Real Estate	414,588	113,417	174,188	478,543	358,813	973,711	—	—	2,513,260

Gross charge-offs	—	—	—	77	42	—	—	—	119

Construction
Pass	128,667	118,823	146,996	67,146	—	—	—	—	461,632
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	1,883	5,923	—	—	—	—	7,806

Total Construction	128,667	118,823	148,879	73,069	—	—	—	—	469,438

Gross charge-offs	$—	$—	$—	$53	$—	$—	$—	$—	$53

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

	Loans by Year of Origination at December 31, 2025
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans to Term Loans	Total
	(In thousands)
Commercial Business
Pass	$111,377	$142,106	$86,839	$58,117	$24,846	$41,814	$266,563	$—	$731,662
Special mention	—	—	—	—	—	44	100	—	144
Substandard	1,512	1,662	1,263	2,106	582	7,130	20,731	—	34,986
Doubtful	—	—	—	—	—	—	—	—	—

Total Commercial Business	112,889	143,768	88,102	60,223	25,428	48,988	287,394	—	766,792

Gross charge-offs	295	634	926	2,097	753	2,182	—	—	6,887

Home Equity Loans and Advances
Pass	19,850	13,049	11,818	15,368	13,334	71,446	37,417	71,582	253,864
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	49	248	—	597	368	—	1,262

Total Home Equity Loans and Advances	19,850	13,049	11,867	15,616	13,334	72,043	37,785	71,582	255,126

Gross charge-offs	—	—	—	—	—	—	—	—	—

Other Consumer Loans
Pass	2,381	37	49	24	—	50	354	—	2,895
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total Other Consumer Loans	2,381	37	49	24	—	50	354	—	2,895

Gross charge-offs	1	13	58	40	43	10	—	—	165

Total Loans	1,005,660	526,871	709,362	1,692,333	1,442,790	2,469,245	325,533	71,582	8,243,376

Total gross charge-offs	$296	$647	$984	$2,267	$838	$2,192	$—	$—	$7,224

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

	Loans by Year of Origination at December 31, 2024
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans to Term Loans	Total
	(In thousands)
One-to-Four Family
Pass	$112,748	$154,862	$755,791	$745,505	$250,819	$681,085	$—	$—	$2,700,810
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	1,399	2,115	1,623	598	4,392	—	—	10,127

Total One-to-Four family	112,748	156,261	757,906	747,128	251,417	685,477	—	—	2,710,937

Gross charge-offs	—	—	—	—	—	2	—	—	2

Multifamily
Pass	35,835	131,728	320,011	338,781	169,959	446,956	—	—	1,443,270
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	5,743	9,272	—	2,356	—	—	17,371

Total Multifamily	35,835	131,728	325,754	348,053	169,959	449,312	—	—	1,460,641

Gross charge-offs	—	—	—	—	—	—	—	—	—

Commercial Real Estate
Pass	122,219	189,692	454,357	370,684	153,058	920,255	—	—	2,210,265
Special mention	—	—	994	—	2,776	33,737	—	—	37,507
Substandard	—	—	14,938	993	3,696	72,484	—	—	92,111

Total Commercial Real Estate	122,219	189,692	470,289	371,677	159,530	1,026,476	—	—	2,339,883

Gross charge-offs	—	—	—	—	—	120	—	—	120

Construction
Pass	64,631	163,466	198,938	35,443	—	—	—	—	462,478
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	11,095	—	—	—	—	—	11,095

Total Construction	64,631	163,466	210,033	35,443	—	—	—	—	473,573

Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Loans Receivable and Allowance for Credit Losses (continued)

	Loans by Year of Origination at December 31, 2024
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans to Term Loans	Total
	(In thousands)
Commercial Business
Pass	$105,272	$57,038	$50,164	$28,995	$22,253	$38,997	$281,289	$—	$584,008
Special mention	—	—	108	—	294	106	2,371	—	2,879
Substandard	—	183	1,366	486	1,100	6,319	25,659	—	35,113

Total Commercial Business	105,272	57,221	51,638	29,481	23,647	45,422	309,319	—	622,000

Gross charge-offs	—	—	167	195	—	3,760	5,692	—	9,814

Home Equity Loans and Advances
Pass	14,999	15,169	17,655	15,674	8,974	76,210	41,098	68,899	258,678
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	50	—	—	—	219	62	—	331

Total Home Equity Loans and Advances	14,999	15,219	17,655	15,674	8,974	76,429	41,160	68,899	259,009

Gross charge-offs	—	—	—	—	—	—	—	—	—

Other Consumer Loans
Pass	2,859	85	85	8	—	63	304	—	3,404
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total Other Consumer Loans	2,859	85	85	8	—	63	304	—	3,404

Gross charge-offs	—	74	121	65	—	2	—	—	262

Total Loans	458,563	713,672	1,833,360	1,547,464	613,527	2,283,179	350,783	68,899	7,869,447

Total gross charge-offs	$—	$74	$288	$260	$—	$3,884	$5,692	$—	$10,198

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Office Properties and Equipment, net

Office properties and equipment less accumulated depreciation at December 31, 2025 and 2024 are summarized as follows:

	December 31,
	2025	2024
	(In thousands)
Land	$14,290	$14,623
Buildings	30,209	29,910
Land and building improvements	53,795	49,737
Leasehold improvements	30,284	28,258
Furniture and equipment	40,666	37,787

	169,244	160,315
Less accumulated depreciation and amortization	(86,259)	(78,543)

Total office properties and equipment, net	$82,985	$81,772

Land and building improvements at December 31, 2025 and 2024 included $1.7 million and $1.0 million, respectively, in construction in progress for the renovation of various office facilities. During the year ended December 31, 2025, the Bank classified a facility totaling $1.2 million as held-for-sale.

Depreciation and amortization expense for the years ended December 31, 2025, 2024 and 2023, amounted to $8.6 million, $8.2 million, $7.8 million, respectively.

(9)	Leases

The Company leases real estate property for branches and office space. At December 31, 2025 and 2024, all of the Company’s leases are classified as operating leases.

The Company determines if an arrangement is a lease at inception. Topic 842 requires lessees to recognize a right-of-use asset and a lease liability, measured at the present value of the future minimum lease payments, at the lease commencement date. The calculated amount of the right-of-use asset and lease liabilities are impacted by the length of the lease term and the discount rate used to calculate the present value of minimum lease payments. At December 31, 2025 and 2024, the weighted average remaining lease term for operating leases was 5.5 years and 5.7 years, respectively, and the weighted average discount rate used in the measurement of operating lease liabilities was 3.39% and 3.30%, respectively.

The Company elected to account for the lease and non-lease components separately since such amounts are readily determinable under the Company’s lease contracts. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are recognized as incurred. Variable lease payments include common area maintenance charges, real estate taxes, repairs and maintenance costs and utilities. Operating and variable lease expenses are recorded in occupancy expense in the Consolidated Statements of Income. During the years ended December 31, 2025 and 2024, operating and variable lease expenses totaled approximately $3.2 million and $2.8 million, respectively.

There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the years ended December 31, 2025 and 2024. At December 31, 2025, the Company had no leases which had not yet commenced.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Leases (continued)

The following table summarizes lease payment obligations for each of the next five years and thereafter as follows:

	Lease Payment Obligations at December 31,
	2025	2024
	(In thousands)
One year or less	$4,658	$4,666
After one year to two years	3,850	4,232
After two years to three years	3,283	3,272
After three years to four years	2,296	2,809
After four years to five years	1,149	1,899
Thereafter	2,953	2,742

Total undiscounted cash flows	18,189	19,620
Discount on cash flows	(1,666)	(1,796)

Total lease liability	$16,523	$17,824

(10)	Goodwill and Intangible Assets

Intangible assets at December 31, 2025 and 2024 are summarized as follows:

	December 31,
	2025	2024
	(In thousands)
Goodwill	$110,715	$110,715
Core deposit intangibles	6,946	8,964
Other intangible assets	1,248	—
Mortgage servicing rights	1,393	1,329

	$120,302	$121,008

Mortgage servicing rights’ amortization expense for the years ended December 31, 2025, 2024, and 2023 amounted to $214,000, $241,000, and $239,000, respectively. Core deposit intangible amortization expense for the years ended December 31, 2025, 2024, and 2023 totaled $2.0 million, $2.2 million, and $2.4 million, respectively. Other intangible assets expense for the year ended December 31, 2025 totaled $152,000. During the years ended December 31, 2024 and 2023, there was no other intangible assets expense.

Scheduled amortization of core deposit intangibles for each of the next five years and thereafter is as follows:

Year Ended December 31,	Core Deposit Intangible Amortization
(In thousands)
2026	$1,829
2027	1,615
2028	1,361
2029	994
2030	657
Thereafter	490

Total	$6,946

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Deposits

Deposits at December 31, 2025 and 2024 are summarized as follows:

	December 31,
	2025		2024
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
Non-interest-bearing demand	$1,517,399	—%	$1,438,030	—%
Interest-bearing demand	1,985,871	1.99	2,021,312	2.19
Money market accounts	1,465,028	2.59	1,241,691	2.82
Savings and club deposits	623,444	0.47	652,501	0.75
Certificates of deposit	2,852,337	3.80	2,742,615	4.24

Total deposits	$8,444,079	2.23%	$8,096,149	2.47%

The aggregate amount of certificates of deposit that meet or exceed $250,000 totaled approximately $723.3 million and $677.3 million at December 31, 2025 and 2024, respectively.

Within total deposits, brokered deposits totaled $46.2 million and $50.1 million at December 31, 2025 and 2024, respectively. The Company also offers its customers reciprocal deposit arrangements, which provide FDIC deposit insurance for accounts that would otherwise exceed deposit insurance limits, which totaled $262.1 million and $186.1 million as of December 31, 2025 and 2024, respectively.

Scheduled maturities of certificates of deposit accounts at December 31, 2025 and 2024 are summarized as follows:

	December 31,
	2025	2024
	(In thousands)
One year or less	$2,468,641	$2,422,249
After one year to two years	263,211	281,961
After two years to three years	86,017	21,909
After three years to four years	14,037	8,193
After four years	20,431	8,303

	$2,852,337	$2,742,615

Interest expense on deposits for the years ended December 31, 2025, 2024, and 2023 are summarized as follows:

	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Demand (including money market accounts)	$81,803	$88,337	$62,070
Savings and club deposits	4,015	5,130	2,231
Certificates of deposit	111,556	108,916	60,861

	$197,374	$202,383	$125,162

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Borrowings

Borrowings at December 31, 2025 and 2024 are summarized as follows:

	December 31,
	2025	2024	2025	2024
	Balance		Weighted Average	Interest Rate
	(In thousands)
FHLB advances	$1,176,415	$1,073,564	4.17%	4.42%
Junior subordinated debentures	7,057	7,036	6.92	7.56

	$1,183,472	$1,080,600	4.19%	4.44%

At December 31, 2025 and 2024, the Company had no outstanding overnight lines of credit with the FHLB. Interest expense on overnight advances for the years ended December 31, 2025, 2024, and 2023, were $45,000, $18,000, and $923,000, respectively.

At December 31, 2025, the Bank could borrow funds from the FHLB under an overnight advance program up to the Bank’s maximum borrowing capacity based on the ability to collateralize such borrowings. Members in good standing can borrow up to 50% of their asset size as long as they have qualifying collateral to support the advance and purchase of FHLB capital. Additionally, at both December 31, 2025 and 2024, the Bank had unused correspondent bank lines of credit with an aggregate overnight borrowing capacity of $150.0 million.

At December 31, 2025, FHLB advances were at fixed rates with maturities between January 2026 and November 2030 and at December 31, 2024, FHLB advances were at fixed rates with maturities between January 2025 and October 2029. At December 31, 2025 and 2024, FHLB advances were collateralized by FHLB capital stock owned by the Bank, and loans with carrying values totaling $3.2 billion and $3.6 billion, respectively. Loans securing advances consists of one-to-four family, multifamily and commercial and home equity real estate loans. At December 31, 2025 and 2024, FHLB advances were also collateralized by securities with carrying values totaling $16.2 million and $15.4 million, respectively. Interest expense on fixed rate FHLB advances for the years ended December 31, 2025, 2024, and 2023, were $51.3 million, $70.4 million, and $61.5 million, respectively.

At December 31, 2025 and 2024, short-term FHLB advances totaling $393.7 million and $378.7 million, respectively, were designated as hedged items as part of a cash flow hedging program. See note 21 for information regarding these transactions.

Scheduled maturities of FHLB advances are summarized as follows:

Year Ended December 31, 2025
(In thousands)
One year or less	$525,726
After one year to two years	225,139
After two years to three years	180,550
After three years to four years	225,000
After four years	20,000

Total FHLB advances	$1,176,415

During 2021, the Company entered into a $30.0 million unsecured term note with a third party at a fixed interest rate of 3.35% and a maturity date of December 21, 2024. During the fourth quarter of 2023, this note was paid in full. Interest expense on the term note, for the years ended December 31, 2025, 2024, and 2023 was $0, $0, and $823,000, respectively.

During 2021, the Company also established a $30.0 million unsecured revolving credit facility with a third party at a variable rate indexed to the prime rate as published by the Wall Street Journal. During 2023, the Company utilized $1.5 million of the credit line and repaid it in full as of December 31, 2023. During the fourth quarter of 2023, this credit facility was terminated. Interest expense on the revolving credit facility for the years ended December 31, 2025, 2024 and 2023 was $0, $0, and $95,000, respectively.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Borrowings (continued)

At December 31, 2025 and 2024, the carrying value of junior subordinated debt balances was $7.1 million and $7.0 million, respectively. The balance outstanding at December 31, 2025 and 2024 represents debentures issued in 2003 by Stewardship Statutory Trust (the “Trust”), a statutory business trust that was acquired in the Stewardship merger. These floating rate debentures mature on September 17, 2033 and adjust quarterly at a rate of three-month SOFR plus 2.95%. At December 31, 2025 and 2024 the rate of interest was 6.92% and 7.56%, respectively. Interest expense for the years ended December 31, 2025, 2024, and 2023 was $562,000, $640,000, and $624,000, respectively.

(13)	Stockholders’ Equity

Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking regulators, including a risk-based capital measure. The Federal Reserve establishes capital requirements, including well capitalized standards, for the consolidated financial holding company, and the Office of the Comptroller of the Currency (the “OCC”) has similar requirements for the Bank. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s Consolidated Statements of Financial Condition.

Federal regulators require federally insured depository institutions to meet several minimum capital standards: (1) total capital to risk-weighted assets of 8.0%; (2) tier 1 capital to risk-weighted assets of 6.0%; (3) common equity tier 1 capital to risk-weighted assets of 4.5%; and (4) tier 1 capital to adjusted total assets of 4.0%. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The regulators established a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has: a total capital to risk-weighted assets ratio of at least 10.0%, a tier 1 capital to risk-weighted assets ratio of at least 8.0%, a common tier 1 capital to risk-weighted assets ratio of at least 6.5%, and a tier 1 capital to adjusted total assets ratio of at least 5.0%. As of December 31, 2025 and 2024, each of the Company and Columbia Bank exceeded all capital adequacy requirements to which it is subject.

Based upon most recent notification from federal banking regulators, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Stockholders’ Equity (continued)

Regulatory Capital (continued)

The following tables presents the Company’s and the Columbia Bank’s actual capital amounts and ratios at December 31, 2025 and 2024 compared to the Federal Reserve Bank minimum capital adequacy requirements and the Federal Reserve Bank requirements for classification as a well-capitalized institution:

	Actual		Minimum Capital Adequacy Requirements		Minimum Capital Adequacy Requirements With Capital Conservation Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Company	(In thousands, except ratio data)
At December 31, 2025:
Total capital (to risk-weighted assets)	$1,196,057	14.92%	$641,506	8.00%	$841,976	10.50%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	1,125,002	14.03	481,129	6.00	681,600	8.50	N/A	N/A
Common equity tier 1 capital (to risk-weighted assets)	1,117,785	13.94	360,847	4.50	561,317	7.00	N/A	N/A
Tier 1 capital (to adjusted total assets)	1,125,002	10.27	438,061	4.00	438,061	4.00	N/A	N/A
At December 31, 2024:
Total capital (to risk-weighted assets)	$1,131,159	14.20%	$637,077	8.00%	$836,164	10.50%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	1,067,445	13.40	477,808	6.00	676,895	8.50	N/A	N/A
Common equity tier 1 capital (to risk-weighted assets)	1,060,228	13.31	358,356	4.50	557,443	7.00	N/A	N/A
Tier 1 capital (to adjusted total assets)	1,067,445	10.02	426,319	4.00	426,319	4.00	N/A	N/A
Columbia Bank
At December 31, 2025:
Total capital (to risk-weighted assets)	$1,129,574	14.09%	$641,534	8.00%	$842,014	10.50%	$801,918	10.00%
Tier 1 capital (to risk-weighted assets)	1,058,519	13.20	481,151	6.00	681,630	8.50	641,534	8.00
Common equity tier 1 capital (to risk-weighted assets)	1,058,519	13.20	360,863	4.50	561,342	7.00	521,247	6.50
Tier 1 capital (to adjusted total assets)	1,058,519	9.67	438,029	4.00	438,029	4.00	547,536	5.00
At December 31, 2024:
Total capital (to risk-weighted assets)	$1,090,717	14.41%	$605,734	8.00%	$795,025	10.50%	$757,167	10.00%
Tier 1 capital (to risk-weighted assets)	1,027,003	13.56	454,300	6.00	643,592	8.50	605,734	8.00
Common equity tier 1 capital (to risk-weighted assets)	1,027,003	13.56	340,725	4.50	530,017	7.00	492,159	6.50
Tier 1 capital (to adjusted total assets)	1,027,003	9.64	425,935	4.00	425,935	4.00	532,419	5.00

Stock Repurchase Program

On September 5, 2025, the Company announced that its Board of Directors authorized the Company’s seventh stock repurchase program to acquire up to 1,800,000 shares, or approximately 1.7% of the Company’s then issued and outstanding common stock. As of December 31, 2025, there were 926,696 shares authorized and remaining to be purchased under this program.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Stockholders’ Equity (continued)

Stock Repurchase Program (continued)

On May 25, 2023, the Company announced that its Board of Directors authorized the Company’s sixth stock repurchase program to acquire up to 2,000,000 shares, or approximately 1.9% of the Company’s then issued and outstanding common stock. This program expired in 2024 prior to its completion.

During the years ended December 31, 2025, 2024, and 2023 the Company repurchased 873,304 shares at a cost of approximately $13.4 million, or 15.29 per share, 365,116 shares at a cost of approximately $5.9 million, or $16.14 per share, and 4,242,693 shares at a cost of approximately $80.5 million, or $18.97 per share, respectively under these programs. Repurchased shares are held as treasury stock and are available for general corporate purposes.

(14)	Employee Benefit Plans

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans

The Company maintains a single employer, tax-qualified defined benefit pension plan (the “Pension Plan”) which covers full-time employees hired prior to October 1, 2018, that satisfied the Pension Plan’s eligibility requirements. The benefits are based on years of service and the employee’s average compensation for the highest five consecutive years of employment.

The Company’s policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. GAAP requires an employer to: (a) recognize in its statement of financial position the over-funded or under-funded status of a defined benefit post-retirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan’s assets and its obligations that determine its funded status at the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income (loss), net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period. The assets of the plan are primarily invested in fixed income and equity funds.

The Company also maintains a Retirement Income Maintenance Plan (the “RIM” Plan), which is a non-qualified defined benefit plan which provides benefits to all employees of the Company if their benefits under the Pension Plan are limited by Internal Revenue Code 415 and 401(a)(17).

In addition, the Company provides certain health care and life insurance benefits to eligible retired employees under a Post-retirement Plan. The Company accrues the cost of retiree health care and other benefits during the employees’ period of active service. Effective January 1, 2019, the Post-retirement Plan was closed to new hires.

The Company also provides life insurance benefits to eligible employees under an endorsement split-dollar life insurance program. The Company recognizes a liability for future benefits applicable to endorsement split-dollar life insurance arrangements that provide death benefits post-retirement. Through its mergers, the Company recognized additional liability for future benefits applicable to endorsement split-dollar life insurance arrangements that provide death benefits post-retirement under the benefit programs of certain other previously acquired banks.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans (continued)

The following table sets forth information regarding the Pension Plan, RIM, Post-retirement Plan and Split-Dollar Life Insurance Plans at December 31, 2025 and 2024:

	At December 31,
	2025	2024	2025	2024	2025	2024	2025	2024
	Pension Plan		RIM Plan		Post-retirement Plan		Split-Dollar Life Insurance
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$246,890	$255,868	$12,812	$13,550	$22,271	$21,148	$15,791	$16,957
Service cost	3,786	4,504	209	245	206	269	229	229
Interest cost	13,092	12,784	675	649	1,148	1,118	864	834
Actuarial loss (gain)	7,396	(15,168)	293	(1,287)	(369)	(2,150)	1,203	(2,102)
Benefits paid	(16,225)	(11,098)	(455)	(345)	(1,071)	(617)	—	(127)
Impact of plan merger (1)	—	—	—	—	—	2,503	—	—

Benefit obligation at end of year	254,939	246,890	13,534	12,812	22,185	22,271	18,087	15,791

Change in plan assets:
Fair value of plan assets at beginning of year	477,763	453,559	—	—	—	—	—	—
Actuarial return gain on plan assets	59,150	35,302	—	—	—	—	—	—
Employer contributions	—	—	455	345	1,071	617	—	127
Benefits paid	(16,225)	(11,098)	(455)	(345)	(1,071)	(617)	—	(127)
Impact of plan merger (1)	—	—	—	—	—	—	—	—

Fair value of plan assets at end of year	520,688	477,763	—	—	—	—	—	—

Funded status at end of year	$265,749	$230,873	$(13,534)	$(12,812)	$(22,185)	$(22,271)	$(18,087)	$(15,791)

(1)	During 2024, the RSI Post-retirement Plan was merged into the Columbia Bank Post-retirement Plan.

At December 31, 2025 and 2024, the unfunded liability for the RIM Plan and Post-retirement Plan of $13.5 million and $12.8 million, and $22.2 million and $22.3 million, respectively, was included in other liabilities in the Consolidated Statements of Financial Condition, and the over-funded pension benefits associated with the Pension Plan totaling $265.7 million and $230.9 million, respectively, were included in other assets in the Consolidated Statements of Financial Condition.

The actuarial gains/losses related to the change in benefit obligations for the year ended December 31, 2025 resulted from a decrease in the discount rates and the update of census data. The actuarial gains related to the change in the benefit obligations for the year ended December 31, 2024 resulted from an increase in the discount rates and the update of census data.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans (continued)

The components of accumulated other comprehensive income related to the Pension Plan, RIM Plan, and Post-retirement Plan and Split-Dollar Life Insurance Plan on a pre-tax basis, at December 31, 2025, 2024, and 2023, are summarized in the following table:

	At December 31,
	2025				2024
	Pension Plan	RIM Plan	Post- retirement Plan	Split- Dollar Life Insurance	Pension Plan	RIM Plan	Post- retirement Plan	Split- Dollar Life Insurance
	(In thousands)
Unrecognized prior service costs	$—	$—	$—	$133	$—	$—	$—	$183
Unrecognized net actuarial loss (income)	23,672	998	(2,207)	(794)	40,412	704	(1,835)	(2,086)

Total accumulated other comprehensive loss (income)	$23,672	$998	$(2,207)	$(661)	$40,412	$704	$(1,835)	$(1,903)

	At December 31, 2023
	Pension Plan	RIM Plan	Post- retirement Plan	Split- Dollar Life Insurance
	(In thousands)
Unrecognized prior service costs	$—	$—	$—	$238
Unrecognized net actuarial loss	59,463	2,102	787	16

Total accumulated other comprehensive loss	$59,463	$2,102	$787	$254

Net periodic (income) benefit cost for the Pension Plan, RIM Plan, Post-retirement Plan and Split-Dollar Life Insurance plan benefits for the years ended December 31, 2025 and 2024, and 2023, includes the following components:

	For the Year Ended December 31, 2025
	Pension Plan	RIM Plan	Post- retirement Plan	Split-Dollar Life Insurance	Affected Line Item in the Consolidated Statements of Income
	(In thousands)
Service cost	$3,786	$209	$206	$229	Compensation and employee benefits
Interest cost	13,092	675	1,148	864	Other non-interest expense
Expected return on plan assets	(35,014)	—	—	—	Other non-interest expense
Amortization:
Prior service cost	—	—	—	50	Other non-interest expense
Net (income)	—	—	—	(89)	Other non-interest expense

Net periodic (income) benefit cost	$(18,136)	$884	$1,354	$1,054

	For the Year Ended December 31, 2024
	Pension Plan	RIM Plan	Post- retirement Plan	Split-Dollar Life Insurance	Affected Line Item in the Consolidated Statements of Income
	(In thousands)
Service cost	$4,504	$245	$269	$229	Compensation and employee benefits
Interest cost	12,784	649	1,118	834	Other non-interest expense
Expected return on plan assets	(32,701)	—	—	—	Other non-interest expense
Amortization:
Prior service cost	—	—	—	56	Other non-interest expense
Net loss (income)	1,283	110	(22)	—	Other non-interest expense

Net periodic (income) benefit cost	$(14,130)	$1,004	$1,365	$1,119

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans (continued)

	For the Year Ended December 31, 2023
	Pension Plan	RIM Plan	Post- retirement Plan	Split-Dollar Life Insurance	Affected Line Item in the Consolidated Statements of Income
	(In thousands)
Service cost	$4,679	$277	$215	$277	Compensation and employee benefits
Interest cost	11,637	632	970	818	Other non-interest expense
Expected return on plan assets	(30,771)	—	—	—	Other non-interest expense
Amortization:
Prior service cost	—	—	—	56	Other non-interest expense
Net loss	796	57	—	—	Other non-interest expense

Net periodic (income) benefit cost	$(13,659)	$966	$1,185	$1,151

There were no contributions made to the Pension Plan during the year ended December 31, 2025.

The weighted average actuarial assumptions used in the plan determinations at and for the years ended December 31, 2025, 2024, and 2023 were as follows:

	At and For the Year Ended December 31, 2025
	Pension Plan	RIM Plan	Post- retirement Plan	Split-Dollar Life Insurance
Weighted average assumptions used to determine benefit obligation:
Discount rate	5.65%	5.45%	5.49%	5.74%
Rate of compensation increase	4.50	4.50	N/A	4.50
Weighted average assumptions used to determine net periodic benefit cost:
Discount Rates:
Benefit obligation	5.76%	5.67%	5.66%	5.81%
Remeasurement rate	5.66	N/A	N/A	N/A
Service cost	5.89	5.77	5.88	5.96
Remeasurement rate	5.89	N/A	N/A	N/A
Interest cost	5.47	5.40	5.36	5.56
Remeasurement rate	5.21	N/A	N/A	N/A
Expected rate of return on plan assets	7.30	N/A	N/A	N/A
Remeasurement rate	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50	4.50	N/A	4.50

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans (continued)

	At and For the Year Ended December 31, 2024
	Pension Plan	RIM Plan	Post- retirement Plan	Split-Dollar Life Insurance
Weighted average assumptions used to determine benefit obligation:
Discount rate	5.76%	5.67%	5.66%	5.81%
Rate of compensation increase	4.50	4.50	N/A	4.50
Weighted average assumptions used to determine net periodic benefit cost:
Discount Rates:
Benefit obligation	5.07%	5.01%	4.96%	5.11%
Remeasurement rate	5.51	N/A	N/A	N/A
Service cost	5.16	5.09	5.79	5.23
Remeasurement rate	5.60	N/A	N/A	N/A
Interest cost	4.96	4.89	4.87	4.99
Remeasurement rate	5.37	N/A	N/A	N/A
Expected rate of return on plan assets	7.25	N/A	N/A	N/A
Remeasurement rate	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50	4.50	N/A	4.50

	At and For the Year Ended December 31, 2023
	Pension Plan	RIM Plan	Post- retirement Plan	Split-Dollar Life Insurance
Weighted average assumptions used to determine benefit obligation:
Discount rate	5.07%	5.01%	4.96%	5.11%
Rate of compensation increase	4.50	4.50	N/A	4.50
Weighted average assumptions used to determine net periodic benefit cost:
Discount Rates:
Benefit obligation	5.26%	5.21%	5.18%	5.31%
Remeasurement rate	5.19	N/A	N/A	N/A
Service cost	5.36	5.28	5.30	5.41
Remeasurement rate	5.26	N/A	N/A	N/A
Interest cost	5.14	5.10	5.07	5.19
Remeasurement rate	5.16	N/A	N/A	N/A
Expected rate of return on plan assets	7.50	N/A	N/A	N/A
Remeasurement rate	7.50	N/A	N/A	N/A
Rate of compensation increase	4.50	3.75	N/A	3.75

For measurement purposes in the Post-retirement Plan, the fiscal year 2025 weighted average health care cost trend rate assumption was 7.85% for pre-65-year olds and 10.15% for post-65 year olds, decreasing ratably to 4.50% through 2036, and the net periodic benefit cost was 8.30% for pre-65-year olds and 10.75% for post-65 year olds in 2024, decreasing ratably to 4.50% through 2035.

The Company provides its actuaries with certain rate assumptions used in measuring the respective benefit obligations. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year’s consolidated financial statements. A lower discount rate will result in a higher benefit obligation and expense, while a higher discount rate will result in a lower benefit obligation and expense. The discount rate assumption was determined based on a cash flow-yield curve model specific to the Company’s pension and post-retirement plans.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans (continued)

The Company compares this rate to certain market indices, such as long-term treasury bonds, or pension liability indices, for reasonableness. The Company’s expected return on plan assets assumption is based on historical investment return rate experience, evaluation of input from the trustee managing the pension plan’s assets and Columbia Bank’s Retirement and Savings and Investment Committee which has responsibility for managing these assets. The expected return on pension plan assets is also impacted by the target allocation of assets, which is based on the Company’s goal of earning the highest rate of return while maintaining risk at acceptable levels.

Estimated future benefit payments, which reflect expected future service, as appropriate for the next five years and thereafter are as follows:

For the Year Ended December 31,	Pension Plan	RIM Plan	Post-retirement Plan	Split-Dollar Life Insurance
	(In thousands)
2026	$13,772	$727	$1,670	$656
2027	14,731	872	1,771	731
2028	15,619	945	1,803	807
2029	16,373	992	1,808	881
2030	17,022	1,021	1,738	953
2031 – 2035	90,351	5,266	8,190	5,784

The weighted average asset allocation of pension assets at December 31, 2025 and 2024 were as follows:

	December 31,
	2025	2024
Domestic equities	34.4%	33.5%
Foreign equities	11.2	9.9
Fixed income	53.7	54.9
Cash	0.7	1.7

Total	100.0%	100.0%

Management, under the direction of Columbia Bank’s Pension Committee, strives to have pension assets sufficiently diversified so that adverse or unexpected results from one security class will not have a significant detrimental impact on the entire portfolio. The 2025 target allocation of assets and acceptable ranges around the targets are as follows:

Allowable Range
Equities	30 - 60%
Fixed income	40 - 70%
Cash	0 - 10%

Columbia Bank’s Retirement and Savings and Investment Committee engages an investment management advisory firm to regularly monitor the performance of the asset managers and ensure they are within compliance with policy. The maximum and minimum of the range for each class is based on the fair value of the assets in the fund. If changes in fair value should lead to allocations outside these boundaries, management shall adjust exposure back to the established guidelines within 90 days or reevaluate the guidelines.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan, Retirement Income Maintenance Plan (the “RIM Plan”), Post-retirement Plan, and Split-Dollar Life Insurance Plans (continued)

The following tables present the assets that are measured at fair value on a recurring basis by level within the U.S. GAAP fair value hierarchy as reported on the Statements of Net Assets Available for Plan Benefits at December 31, 2025 and 2024, respectively. A financial instrument’s level within the fair value hierarchy’s is based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2025
		Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Money market mutual funds	$3,585	$3,585	$—	$—
Mutual funds - value stock fund	11,290	11,290	—	—
Mutual funds - fixed income	279,384	279,384	—	—
Mutual funds - international stock	58,293	58,293	—	—
Mutual funds - institutional stock index	168,136	168,136	—	—

	$520,688	$520,688	$—	$—

	December 31, 2024
		Fair Value Measurements
	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Money market mutual funds	$8,229	$8,229	$—	$—
Mutual funds - value stock fund	10,447	10,447	—	—
Mutual funds - fixed income	262,148	262,148	—	—
Mutual funds - international stock	47,314	47,314	—	—
Mutual funds - institutional stock index	149,625	149,625	—	—

	$477,763	$477,763	$—	$—

Money market and other mutual funds are reported at fair value in the tables above utilizing exchange quoted prices in active markets for identical instruments (Level 1 inputs).

Pension Plan and Post-retirement Plan Acquired-RSI

Through the acquisition of RSI Bank on May 1, 2022, the Company acquired a funded pension plan and a non-funded post-retirement plan (the “RSI Pension Plan”). Effective September 30, 2023, the RSI Pension Plan was merged, and all liabilities were transferred into the Columbia Bank Pension Plan. Effective January 1, 2024, the RSI Post-retirement Plan was merged, and all assets were transferred into the Columbia Bank Post-retirement Plan.

There were no unfunded liabilities at December 31, 2025, and no net periodic (income) expense for these plans for the years ended December 31, 2025 and 2024, due to the merger of the RSI plans into the Columbia Bank Plans.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Pension Plan and Post-retirement Plan Acquired-RSI (continued)

Net periodic (income) benefit cost for the RSI Pension Plan and RSI Post-retirement Plan for the year ended December 31, 2023 includes the following components:

	For the Year Ended December 31, 2023
	Pension Plan	Post- retirement Plan	Affected Line Item in the Consolidated Statements of Income
	(In thousands)
Service cost	$—	$67	Compensation and employee benefits
Interest cost	305	107	Other non-interest expense
Expected return on plan assets	(487)	—	Other non-interest expense
Amortization:
Net loss	—	(61)	Other non-interest expense

Net periodic (income) benefit cost	$(182)	$113

The weighted average actuarial assumptions used in the assumed determinations at and for the year ended 2023 were as follows:

	At or For the Year Ended December 31, 2023
	Pension Plan	Post- retirement Plan
Weighted average assumptions used to determine benefit obligation:
Discount rate	—%	5.16%
Rate of compensation increase	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost:
Discount Rates:
Benefit obligation	5.24%	5.16%
Expected rate of return on plan assets	7.00%	N/A

Bank-owned life insurance (“BOLI”)

The Company has BOLI, which is a tax-advantaged transaction that is used to partially fund obligations associated with employee compensation and benefit programs. Policies are purchased insuring officers of the Company using a single premium method of payment. BOLI is accounted for using the cash surrender value and the increase in cash surrender value is included in non-interest income in the Consolidated Statements of Income. At December 31, 2025 and 2024, the Company had $283.1 million and $274.9 million, respectively, in BOLI. BOLI income for the years ended December 31, 2025, 2024, and 2023 was $8.2 million, $7.3 million, and $10.1 million, respectively. In 2024, the Company initiated a BOLI 1035 Exchange, which was completed in 2025, and resulted in enhanced returns on this product.

Savings Income Maintenance Deferred Compensation Plan (the “SIM Plan”)

Columbia Bank also maintains a non-qualified defined contribution plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the 401(k) Plan under tax law limits for tax-qualified plans. The contribution expense for the years ended December 31, 2025, 2024, and 2023, was approximately $1,000, $12,000, and $40,000, respectively.

401(k) Plans

Columbia Bank has a 401(k) plan covering substantially all employees of the Bank. Columbia Bank may match a percentage of the first 3.00% to 4.50% contributed by participants. The Bank’s matching contribution, if any, is determined

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

401(k) Plans (continued)

by the Board of Directors in its sole discretion. The Company expense for the years ended December 31, 2025, 2024, and 2023, was approximately $2.9 million, $2.1 million, and $3.0 million respectively.

Employee Stock Ownership Plan (“ESOP”)

Effective upon the consummation of the Company’s reorganization in April 2018, an ESOP was established for all eligible employees. The ESOP used $45.4 million in proceeds from a 20-year term loan obtained from the Company to purchase 4,542,855 shares of Company common stock. The term loan principal is payable in installments through April 2038. Interest on the term loan is fixed at a rate of 4.75%.

Each year, Columbia Bank makes discretionary contributions to the ESOP, which are equal to principal and interest payments required on the term loan. Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and is held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are allocated among the participants on the basis of compensation, as described by the ESOP in the year of allocation.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Statements of Financial Condition. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares during the year, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense for the years ended December 31, 2025, 2024, and 2023 was $3.4 million, $3.8 million and $4.1 million, respectively.

The ESOP shares were as follows:

	At December 31,
	2025	2024
	(In thousands)
Allocated shares	1,511	1,324
Unearned shares	2,793	3,021

Total ESOP shares	4,304	4,345

Fair value of unearned ESOP shares	$43,412	$47,757

SERP Plans

Columbia Bank has a SERP, which is a non-qualified plan which provides supplemental retirement benefits to eligible officers (those designated by the Board of Directors) of the Company who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formulas under tax law limits for tax-qualified plans. SERP compensation (benefit) expense for the years ended December 31, 2025, 2024, and 2023, was $40,000, $46,000, and $(32,000), respectively.

The Company also has a Supplemental Executive Retirement Plan for certain executives as designated by the Board of Directors to provide non-qualified retirement benefits to participants. For the years ended December 31, 2025 and 2024, the Company recorded an expense of $194,000 and $96,000, respectively, in connection with this Plan. There was no expense recorded in connection with this plan for the year ended December 31, 2023.

Through the acquisition of Roselle Bank, the Company acquired a non-contributory defined benefit supplemental executive retirement plan with the only participant being the former president of Roselle Bank. For the years ended December 31, 2025, 2024, and 2023, the Company recorded a net periodic benefit cost of $18,000, $19,000, and $20,000, respectively, in connection with this plan.

Through the acquisition of Freehold Bank, the Company acquired a non-contributory defined benefit supplemental executive plan with the only participant being the former president of Freehold Bank. For the years ended December 31, 2025, 2024, and 2023 the Company recorded a net periodic benefit cost of $14,000, $4,000, and $2,000 respectively, in

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

SERP Plans (continued)

connection with this plan. At December 31, 2025, this plan was merged into the Roselle Bank supplemental executive retirement plan for financial reporting purposes.

Director Retirement Income Plan

Through the acquisition of Freehold Bank, the Company acquired a Director Retirement Income Plan, which provides former retired directors a benefit equal to $12,000 per annum, payable in equal installments over 120 months when the director reaches emeritus age, as defined by the plan. At December 31, 2024, the Company had an accrued liability of $354,000 related to this plan. For the years ended December 31, 2025, 2024, and 2023 the net periodic benefit cost (income) recorded in connection with this plan was $15,000, $(1,000) and $(24,000), respectively. At December 31, 2025, the Company had no accrued liability related to this plan as it was merged into the Roselle Bank supplemental executive retirement plan for financial statement purposes.

Executive Incentive Retirement Plan

Through the acquisition of RSI Bank, the Company acquired an executive incentive retirement plan. At December 31, 2025 and 2024, the Company had an accrued liability of $269,000 and $255,000, respectively, related to this plan. For the years ended December 31, 2025, 2024, and 2023, the expense recorded in connection with this plan was $20,000, $2,000 and $11,000, respectively.

Board of Directors and Executive Deferred Compensation Plan and Key Life Insurance Plan

Through the acquisition of RSI Bank, the Company acquired a deferred compensation plan for the former Board of Directors and executives. Under the terms of the plan, for directors who elected not to receive directors’ fees for a period of five years, their fees were used to purchase key insurance on the life of each director in the amount calculated to meet the Company’s obligations under the plan. Benefits payable under the plan, which accrue in accordance with a ten year schedule, consist of monthly payments commencing at age 65 or five years from the date the plan was implemented for those participants who already reached age 65. At December 31, 2025 and 2024, the Company had an accrued liability of $161,000 and $227,000, respectively, related to this plan. For the years ended December 31, 2025, 2024 and 2023, the expense recorded in connection with this plan was $7,000, $9,000 and $11,000, respectively.

Stock Based Deferral Plan and Directors Deferred Compensation Plan

In addition, Columbia Bank maintains a stock based deferral plan for certain executives and directors, and a cash based deferred compensation plan for directors. The Company records a deferred compensation equity account and corresponding contra-equity account for the cost of the shares held by the Stock Based Deferral Plan. Periodic adjustments to market are not required as participants do not have the option to take the distribution in cash. The Company records a liability for the amount deferred under the Directors Deferred Compensation Plan. There were no expenses recorded under these plans.

Stock Based Compensation

At the Company’s annual meeting of stockholders held on June 6, 2019, stockholders approved the Columbia Financial, Inc. 2019 Equity Incentive Plan (“2019 Plan”) which provides for the issuance of up to 7,949,996 shares (2,271,427 restricted stock awards and 5,678,569 stock options) of common stock.

On March 6, 2024, 185,279 shares of restricted stock were awarded, with a grant date fair value of $16.49 per share. To fund the grant of restricted common stock, the Company issued shares from authorized but unissued shares.

On March 7, 2024, 27,162 shares of restricted stock were awarded, with a grant date fair value of $16.57 per share. To fund the grant of restricted common stock, the Company issued shares from authorized but unissued shares.

On December 13, 2024, 38,389 shares of restricted stock were awarded, with a grant date fair value of $16.93 per share. To fund the grant of restricted common stock, the Company issued shares from authorized but unissued shares.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Stock Based Compensation (continued)

On March 3, 2025, 177,186 shares of restricted stock were awarded, with a grant date fair value of $16.23 per share. To fund the grant of restricted common stock, the Company issued shares from authorized but unissued shares.

On March 11, 2025, 32,070 shares of restricted stock were awarded, with a grant date fair value of $15.01 per share. To fund the grant of restricted common stock, the Company issued shares from authorized but unissued shares.

At December 31, 2025, there were 207,594 shares remaining available for future restricted stock awards, and 1,171,755 shares remaining available for future stock option grants under the plan.

Restricted shares granted under the 2019 Plan generally vest in equal installments, over the performance or service periods ranging from one year to five years, beginning one year from the date of grant. A portion of restricted shares awarded are performance awards, which vest upon the satisfactory attainment of certain corporate financial targets. Management recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite performance or service period. During the years ended December 31, 2025, 2024, and 2023, approximately $2.7 million, $3.5 million, and $4.1 million, respectively, in expense was recognized in regard to these awards. The expected future compensation expense related to the 438,894 non-vested restricted shares outstanding at December 31, 2025 is approximately $3.1 million over a weighted average period of 1.2 years.

The following is a summary of the Company’s restricted stock activity during the years ended December 31, 2025 and 2024:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2024	435,541	$16.77
Grants	250,830	16.57
Vested	(237,882)	16.88
Forfeited	(5,930)	17.23

Non-vested at December 31, 2024	442,559	$16.59

Grants	209,256	16.04
Vested	(129,634)	17.44
Forfeited	(83,287)	16.27

Non-vested at December 31, 2025	438,894	$16.14

On March 6, 2024, options to purchase 286,265 shares of Company common stock were awarded with a grant date fair value of $6.13 per option. Stock options granted under the 2019 Plan generally vest in equal installments over the service period of three years beginning one year from the date of grant. These stock options were granted at an exercise price of $16.49, which represents the fair value of the Company’s common stock price on the grant date based on the closing market price and have an expiration period of approximately 10 years. The fair value of stock options granted was estimated utilizing the Black-Scholes option pricing model using the following assumptions: expected life of 6 years, risk-free rate of return of 4.12%, volatility of 29.13%, and a dividend yield of 0.00%.

On December 13, 2024, options to purchase 18,810 shares of Company common stock were awarded with a grant date fair value of $6.19 per option. Stock options granted under the 2019 Plan generally vest in equal installments over the service period of three years beginning one year from the date of grant. These stock options were granted at an exercise price of $16.93, which represents the fair value of the Company’s common stock price on the grant date based on the closing market price and have an expiration period of approximately 10 years. The fair value of stock options granted was estimated utilizing the Black-Scholes option pricing model using the following assumptions: expected life of 5 years risk-free rate of return of 4.25%, volatility of 32.89%, and a dividend yield of 0.00%.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Employee Benefit Plans (continued)

Stock Based Compensation (continued)

On March 3, 2025 options to purchase 454,327 shares of Company common stock were awarded with a grant date fair value of $6.24 per option. Stock options granted under the 2019 Plan generally vest in equal installments over the service period of three years beginning one year from the date of grant. These stock options were granted at an exercise price of $16.23, which represents the fair value of the Company’s common stock price on the grant date based on the closing market price and have an expiration period of approximately 10 years. The fair value of stock options granted was estimated utilizing the Black-Scholes option pricing model using the following assumptions: expected life of six years, risk-free rate of return of 4.02%, volatility of 31.10%, and a dividend yield of 0.00%.

The expected life of the options represents the period of time that stock options are expected to be outstanding and is estimated using the simplified approach, which assumes that all outstanding options will be exercised at the midpoint of the vesting date and full contractual term. The risk-free rate of return is based on the rates on the grant date of a U.S. Treasury Note with a term equal to the expected option life. Since the Company recently converted to a public company and does not have sufficient historical price data, the expected volatility is based on the historical daily stock prices of Company stock plus a peer group of similar entities based on factors such as industry, stage of life cycle, size and financial leverage. The Company has not paid any cash dividends on its common stock.

Management recognizes expense for the fair value of these awards on a straight-line basis over the requisite service period. During the years ended December 31, 2025, 2024, and 2023, approximately $2.1 million, $3.0 million, and $3.9 million, respectively, in expense was recognized in regard to these awards. The expected future compensation expense related to the 659,453 non-vested options outstanding at December 31, 2025 is $2.6 million over a weighted average period of 2.0 years.

The following is a summary of the Company’s option activity during the years ended December 31, 2025 and 2024:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, January 1, 2024	3,584,069	$16.20	6.1	$11,602,267
Granted	305,075	16.52	—	—
Exercised	(86,920)	15.87	—	—
Expired	(16,788)	16.94	—	—
Forfeited	(28,404)	16.90	—	—

Outstanding, December 31, 2024	3,757,032	$16.22	5.4	$574,569
Granted	454,327	16.23	—	—
Exercised	(5,837)	16.10	—	—
Expired	(108,731)	16.17	—	—
Forfeited	(71,076)	16.36	—	—

Outstanding, December 31, 2025	4,025,715	$16.22	4.8	—

Options exercisable at December 31, 2025	3,366,262	$16.22	4.0	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, the difference between the Company’s closing stock price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money options.

During the years ended December 31, 2025, 2024 and 2023, the aggregate intrinsic value of options exercised was approximately $4,000, $261,000, and $154,000, respectively.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2025, 2024, and 2023 are as follows:

	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Current:
Federal	$1,922	$967	$3,488
State	150	762	3,102

Total current	2,072	1,729	6,590
Deferred:
Federal	9,188	(3,426)	6,615
State	4,963	(2,560)	(3,240)

Total deferred	14,151	(5,986)	3,375

Total income tax expense (benefit)	$16,223	$(4,257)	$9,965

The Company reported deferred tax (benefit) of $(10.9) million, $(21.6) million, and $(11.5) million for the years ended December 31, 2025, 2024, and 2023, respectively, related to the net unrealized gains (losses) on securities available for sale, which is reported in accumulated other comprehensive income, net of tax. Additionally, the Company recorded a deferred tax (benefit) expense of $(26,000), $378,000, and $218,000, respectively, related to the reclassification adjustment of actuarial net (loss) gain on employee benefit obligations, which is reported in accumulated other comprehensive income, net of tax.

A reconciliation between the amount of reported total income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate of 21% is as follows:

	Years Ended December 31,
	2025		2024		2023
	(Dollars in thousands)
	Amount	Rate	Amount	Rate	Amount	Rate
U.S. federal tax at statutory tax rate	$14,278	21.00%	$(3,341)	21.00%	$9,670	21.00%
State and local income taxes, net of federal income tax effect (1)	4,039	5.94	(1,420)	8.93	(103)	(0.22)
Low-income housing tax credit, net of amortization (2)	(155)	(0.23)	152	(0.96)	148	0.32
Nontaxable or nondeductible items
ESOP fair market value adjustment	240	0.35	323	(2.03)	383	0.83
162(m)	39	0.06	505	(3.17)	549	1.19
Income from bank-owned life insurance	(1,719)	(2.53)	(1,265)	7.95	(1,865)	(4.05)
Other, net (3)	(499)	(0.73)	789	(4.96)	1,183	2.57

Total income tax expense (benefit)	$16,223	23.86%	$(4,257)	26.76%	$9,965	21.64%

(1)	State income taxes in New Jersey and New York make up the majority (greater than 50%) of the tax effect in this category.
(2)	Low-income housing tax credits are presented net of the related proportional amortization.
(3)

The non-taxable or non-deductible items represents non-taxable interest income, non-deductible FDIC premiums, and other non-deductible expenses. None of these items individually or in the aggregate exceed the 5% quantitative threshold for separate disaggregation in the current year.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Income Taxes (continued)

The net deferred tax asset/liability is included in other assets/liabilities in the Consolidated Statements of Financial Condition. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 are as follows:

	At December 31,
	2025	2024
	(In thousands)
Deferred tax assets:
Allowance for credit losses	$18,650	$16,684
Post-retirement benefits	7,527	6,294
Deferred compensation	1,465	1,755
Retirement Income Maintenance plan	3,479	3,369
ESOP	1,315	1,240
Stock-based compensation	1,719	3,098
Net unrealized losses on debt securities and defined benefit plans	29,117	42,715
Federal and State NOLs	12,748	24,129
Alternative minimum assessment carryforwards	2,156	2,156
Lease liability	4,585	4,960
Other items	5,809	5,066

Gross deferred tax assets	88,570	111,466
Valuation allowance	—	—

	88,570	111,466

Deferred tax liabilities:
Pension expense	80,321	75,489
Depreciation	1,931	2,448
Deferred loan costs	14,262	13,490
Intangible assets	1,586	1,590
Lease right-of-use asset	4,354	4,700
Other items	1,434	1,318

Total gross deferred tax liabilities	103,888	99,035

Net deferred tax (liability) asset	$(15,318)	$12,431

Retained earnings at both December 31, 2025 and 2024 includes approximately $21.5 million, respectively, for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include the failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to stockholders.

The following table presents income taxes paid:

	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Federal taxes	$—	$(44)	$8,400
State taxes :
New Jersey	(115)	821	436
New York	103	119	117
New York City	12	43	300
Other (1)	2	1	—

Total	$2	$940	$9,253

(1)	The amount of income taxes paid during these years does not meet the 5% disaggregation threshold.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Income Taxes (continued)

Management believes, based on current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize federal deferred tax assets. At both December 31, 2025 and 2024, the Company’s had no valuation allowance recorded.

The Company had federal net operating losses of approximately $1.9 million and $42.7 million at December 31, 2025 and 2024, respectively. Net operating losses have an indefinite carryover subject to an 80% taxable income utilization and are subject to an annual limitation under Code Section 382.

The Company had New Jersey net operating loss carryforwards of $173.2 million and $236.3 million, respectively, at December 31, 2025 and 2024. If not utilized, these carryforwards will expire periodically through 2044. At both December 31, 2025 and 2024, the Company had approximately $2.2 million of New Jersey AMA Tax Credits. These credits do not expire. At December 31, 2025, and 2024 the Company also had New York net operating loss carryforwards of $556,000 and $1.5 million, respectively, which are subject to a 20 year carryforward. At both December 31, 2025, and 2024 the Company also had Florida net operating loss carryforwards of $18,000 which do not expire.

The Company files income tax returns in the United States federal jurisdiction and in the states of New Jersey and New York and various other states. At December 31, 2025, the Company is no longer subject to federal income tax examination for the years prior to 2022. Columbia Bank MHC and subsidiaries’ New York State returns were audited for tax years ended December 31, 2021, 2022 and 2023, and closed with no changes during the year ended December 31, 2025. The Company’s state income tax returns are subject to examination by the respective state taxing authorities with open years varying by jurisdiction but generally including 2022 and later.

(16)	Financial Transactions with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Statements of Financial Condition.

At December 31, 2025 and 2024, the following commitments existed which are not reflected in the Consolidated Statements of Financial Condition:

	December 31,
	2025	2024
	(In thousands)
Loan commitments:
Residential real estate	$18,069	$9,790
Multifamily real estate	31,554	17,712
Commercial real estate	68,188	30,681
Construction	101,138	26,973
Commercial business	41,059	33,027
Consumer including home equity loans and advances	4,241	6,862

Total loan commitments	$264,249	$125,045

Unused lines of credit consisting of home equity lines, and undisbursed business and construction lines totaled approximately $1.1 billion and $1.2 billion as of December 31, 2025 and 2024, respectively. Amounts drawn on unused lines of credit are predominantly assessed interest at rates that fluctuate with the base rate.

The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Financial Transactions with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company principally grants residential real estate loans, multifamily real estate loans, commercial real estate loans, construction loans, commercial business loans, home equity loans and advances and other consumer loans to borrowers primarily throughout New Jersey, New York and Pennsylvania, and to a much lesser extent in a few other east coast states. Its borrowers’ abilities to repay their obligations are dependent upon various factors, including the borrowers’ income and net worth, cash flows generated by the underlying collateral, if any, or from business operations, value of the underlying collateral and priority of the Company’s lien on the property. These factors are dependent on various economic conditions and circumstances beyond the Company’s control, and as a result, the Company is subject to the risk of loss. The Company believes that its lending policies and procedures adequately minimize the potential exposure to such risks and adequate provisions for loan losses are provided for all probable and estimable losses. In the normal course of business, the Company sells residential real estate loans to third parties. These loan sales are subject to customary representations and warranties. In the event that the Company is found to be in breach of these representations and warranties, it may be obligated to repurchase certain of these loans.

The Company has entered into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s borrowings. These derivatives were used to hedge the variability in cash flows associated with certain short-term funding transactions. The fair value of the derivatives as of December 31, 2025 and 2024 was a net liability of $3.0 million and $1.1 million, respectively, net of accrued interest and variation margin posted in accordance with the Chicago Mercantile Exchange.

In connection with its mortgage banking activities, at December 31, 2025 and 2024 the Company had no commitments to sell loans, and no commitments classified as held-for-sale.

The Company is also a party to standby letters of credit, which are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees generally extend for a term of up to one year and may be secured or unsecured. The balance of standby letters of credit totaled $22.9 million and $28.3 million at December 31, 2025 and 2024, respectively.

The FHLB has issued irrevocable standby letters of credits totaling $175.0 million and $350.6 million at December 31, 2025 and 2024, respectively, for purposes of collateralizing New Jersey public funds on deposit. These letters are renewable on an annual basis and are securitized by loans and securities.

The Company and its subsidiaries are also party to litigation which arises primarily in the ordinary course of business. In the opinion of management, these legal actions and claims are not expected to have a material adverse impact on the consolidated financial position of the Company.

The Company is required to include unfunded commitments that are expected to be funded in the future within the allowance calculation, other than those that are unconditionally cancellable. To arrive at that reserve, the reserve percentage for each applicable segment is applied to the unused portion of the expected commitment balance and is multiplied by the expected funding rate. To determine the expected funding rate, the Company uses a historical utilization rate for each segment. The allowance for credit losses on off-balance-sheet exposures is reported in other liabilities in the Consolidated Statements of Financial Condition. The liability represents an estimate of expected credit losses arising from off-balance-sheet exposures such as unfunded commitments. At December 31, 2025 and 2024, the balance of the allowance for credit losses on unfunded commitments, included in other liabilities, totaled $3.9 million and $3.8 million, respectively. The Company recorded a provision for (reversal of) credit losses on unfunded commitments, included in other non-interest expense in the Consolidated Statements of Income, of $125,000 and $(1.7) million for the years ended December 31, 2025 and 2024, respectively.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Financial Transactions with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The following table presents the activity in the allowance for credit losses on off-balance-sheet exposures for years ended December 31, 2025 and 2024:

	December 31,
	2025	2024
	(In thousands)
Allowance for Credit Losses:
Beginning balance	$3,821	$5,484
Provision for (reversal of) credit losses	125	(1,663)

Balance at end of period	$3,946	$3,821

(17) Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. Where quoted market values in an active market are not readily available, the Company utilizes various valuation techniques to estimate fair value.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure the fair values:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access on the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar instruments in markets that are active or not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require unobservable inputs that are both significant to the fair value measurement and unobservable (i.e., supported by minimal or no market activity). Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The methods described below were used to measure fair value of financial instruments as reflected in the tables below on a recurring basis as of December 31, 2025 and 2024.

Debt Securities Available for Sale, at Fair Value

For debt securities available for sale, fair value was estimated using a market approach. The majority of these securities are fixed income instruments that are not quoted on an exchange but are traded in active markets. Prices for these instruments are obtained through third-party data service providers or dealer market participants with which the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations, matrix pricing and discounted cash flow pricing. Matrix pricing, a Level 2 input, is a mathematical technique used principally to value certain securities to a benchmark or to comparable securities. The Company evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. Discounted cash flows, a Level 3 input, is estimated by discounting the expected future cash flows using the current rates for securities with similar credit ratings and similar remaining maturities. As the Company is responsible for the determination of fair value, it performs quarterly analysis on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Debt Securities Available for Sale, at Fair Value (continued)

indices to assess the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in an adjustment in the prices obtained from the pricing service. The Company may hold debt instruments issued by the U.S. government and U.S. government-sponsored agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 inputs. The Company classifies the estimated fair value of its loan portfolio as Level 3.

Equity Securities, at Fair Value

The Company holds equity securities that are traded in active markets with readily accessible quoted market prices that are considered Level 1 inputs. A trust preferred security that is not traded in an active market and Federal Home Loan Mortgage Corporation (“FHLMC”) and Federal National Mortgage Association (“FNMA”) preferred stock, are considered Level 2 instruments. In addition, Level 2 instruments include Atlantic Community Bankers Bank (“ACBB”) stock, which is based on redemption at par value and can only be sold to the issuing ACBB or another institution that holds ACBB stock.

Derivatives

The Company records all derivatives included in other assets and liabilities in the Consolidated Statements of Financial Condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. See note 21 for disclosures related to the accounting treatment for derivatives.

The fair value of the Company’s derivatives is determined using discounted cash flow analysis using observable market-based inputs, which are considered Level 2 inputs.

The following tables present the assets and liabilities reported in the Consolidated Statements of Financial Condition at their fair values as of December 31, 2025 and 2024, by level within the fair value hierarchy:

	December 31, 2025
		Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Debt securities available for sale:
U.S. government and agency obligations	$398,470	$398,470	$—	$—
Mortgage-backed securities and collateralized mortgage obligations	654,973	—	654,973	—
Municipal obligations	1,961	—	425	1,536
Corporate debt securities	66,613	—	56,511	10,102

Total debt securities available for sale	1,122,017	398,470	711,909	11,638

Equity securities	6,802	6,471	331	—

Derivative assets	10,525	—	10,525	—

	$1,139,344	$404,941	722,765	$11,638

Derivative liabilities	$13,503	$—	$13,503	$—

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Derivatives (continued)

	December 31, 2024
		Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Debt securities available for sale:
U.S. government and agency obligations	$314,702	$314,702	$—	$—
Mortgage-backed securities and collateralized mortgage obligations	622,957	—	622,957	—
Municipal obligations	2,359	—	426	1,933
Corporate debt securities	85,928	—	77,360	8,568

Total debt securities available for sale	1,025,946	314,702	700,743	10,501

Equity securities	6,673	6,350	323	—

Derivative assets	18,895	—	18,895	—

	$1,051,514	$321,052	$719,961	$10,501

Derivative liabilities	$20,025	$—	$20,025	$—

The table below provides activity of assets reported as Level 3 for the years ended December 31, 2025 and 2024:

Significant Unobservable Inputs (Level 3)
(In thousands)
Debt securities available for sale:
Balance of recurring Level 3 assets - January 1, 2024	$9,737
Purchase of Level 3 assets	1,010
Maturity of Level 3 asset	(927)
Change in fair value of Level 3 assets	681

Balance of recurring Level 3 assets - December 31, 2024	$10,501
Purchase of Level 3 asset	1,549
Maturity of Level 3 asset	(1,944)
Change in fair value of Level 3 assets	1,532

Balance of recurring Level 3 assets - December 31, 2025	$11,638

The fair value of investments placed in Level 3 is estimated by discounting the expected future cash flows using reasonably available current rates for comparable new issue securities with similar structure, including original maturity, call date, and assumptions about risk. Discounted cash flow estimated valuations are subsequently validated against comparable structures as an approximation of value.

Expected cash flows were projected based on contractual cash flows. There was one purchase of a Level 3 asset during each of the years ended December 31, 2025 and 2024, and no transfers to Level 3 assets during the years ended December 31, 2025 and 2024. At December 31, 2025, two private placement corporate debt securities classified as available for sale, and one private placement municipal obligation classified as available for sale were include in Level 3 assets. At December 31, 2024 two private placement corporate debt securities classified as available for sale, and two private placement municipal obligations classified as available for sale were include in Level 3 assets.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Derivatives (continued)

At December 31, 2025, private placement debt security cash flows were discounted to a market yield and weighted average of 9.25%, and the cash flows for private placement municipal obligations was discounted to a market yield and weighted average of 4.60%.

The period end valuations were supported by an analysis prepared by an independent third party market participant and approved by management.

Assets Measured at Fair Value on a Non-Recurring Basis

The valuation techniques described below were used to estimate fair value of financial instruments measured on a non-recurring basis as of December 31, 2025 and 2024.

Individually Analyzed Collateral Dependent Loans/Impaired Loans

The fair value of collateral dependent loans that are individually analyzed or were previously deemed impaired is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. For individually analyzed loans measured for impairment based on the fair value of the underlying collateral, fair value was estimated using a market approach. The Company measures the fair value of collateral underlying impaired loans primarily through obtaining independent appraisals that rely upon quoted market prices for similar assets in active markets. These appraisals include adjustments, on an individual case-by-case basis, to comparable assets based on the appraisers’ market knowledge and experience, as well as adjustments for estimated costs to sell between 6% and 8%. For non-collateral dependent loans, management estimates fair value using discounted cash flows based on inputs that are largely unobservable. The Company classifies these loans as Level 3 within the fair value hierarchy.

Other Real Estate Owned

Other real estate owned is initially recorded at the lower of the recorded investment in the loan at the time of foreclosure or at fair value, less estimated costs to sell, when acquired. Fair value is generally based on an independent appraisal which includes adjustments to comparable assets based on the appraisers’ market knowledge and experience. Subsequent write-downs in the value of other real estate owned is recorded though expense as incurred. Other real estate owned is considered Level 3 within the fair value hierarchy.

Mortgage Servicing Rights, Net (“MSR“s”)

Mortgage servicing rights are carried at the lower of cost or estimated fair value. The estimated fair value of MSRs is obtained through an analysis of future cash flows, incorporating assumptions that market participants would use in determining fair value including market discount rates, prepayments speeds, servicing income, servicing costs, default rates and other market driven data, including the market’s perception of future interest rate movements. The prepayment speed and the discount rate are considered two of the most significant inputs in the model. A significant degree of judgment is involved in valuing the mortgage servicing rights using Level 3 inputs. The use of different assumptions could have a significant effect on this fair value estimate.

The following tables present the assets and liabilities reported in the Consolidated Statements of Financial Condition at their fair values on a non-recurring basis at December 31, 2025 and 2024, by level within the fair value hierarchy:

	December 31, 2025
		Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Impaired loans	$14,799	$—	$—	$14,799
Mortgage servicing rights	2,384	—	—	2,384

	$17,183	$—	$—	$17,183

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Mortgage Servicing Rights, Net (“MSR“s”) (continued)

	December 31, 2024
		Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Impaired loans	$3,199	$—	$—	$3,199
Real estate owned	1,334	—	—	1,334
Mortgage servicing rights	2,443	—	—	2,443

	$6,976	$—	$—	$6,976

The following table presents information for Level 3 assets measured at fair value on a non-recurring basis at December 31, 2025 and 2024:

	December 31, 2025
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
	(Dollars in thousands)
Impaired loans	$14,799	Appraisal / Other	Discount for cost to sell (2)	6.0% (3)	6.0	%(3)
Mortgage servicing rights	$2,384	Discounted cash flow	Prepayment speeds and discount rates (4)	5.3% - 28.5%	13.0%

	December 31, 2024
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
	(Dollars in thousands)
Impaired loans	$3,199	Other	A/R aging schedule	—%	—%
Other real estate owned	$1,334	Contract sales price(1)	Discount for costs to sell (2)	8.0%	8.0%
Mortgage servicing rights	$2,443	Discounted cash flow	Prepayment speeds and discount rates (5)	4.5% - 34.3%	11.7%

(1)	Value based on sales contract.
(2)	Value based on management’s estimate of selling costs including real estate brokerage commissions, title transfer and other fees. Other includes accounts receivable aging or other collateral value.
(3)	For real estate secured loans.
(4)	Value of SBA servicing rights based on a discount rate of 13.75%.
(5)	Value of SBA servicing rights based on a discount rate of 14.50%.

Other Fair Value Disclosures

The Company is required to disclose estimated fair value of financial instruments, both assets and liabilities on and off the balance sheet, for which it is practicable to estimate fair value. A description of the valuation methodologies used for those assets and liabilities not recorded at fair value on a recurring or non-recurring basis are set forth below.

Cash and Cash Equivalents

For cash and due from banks, federal funds sold and short-term investments, the carrying amount approximates fair value due to their nature and short-term maturities.

Debt Securities Held to Maturity

For debt securities held to maturity, fair value was estimated using a market approach. The majority of the Company’s securities are fixed income instruments that are not quoted on an exchange but are traded in active markets. Prices for these

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Debt Securities Held to Maturity (continued)

instruments are obtained through third-party data service providers or dealer market participants with which the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input, is a mathematical technique used principally to value certain securities to benchmark or to compare securities. The Company evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. As the Company is responsible for the determination of fair value, it performs quarterly analysis on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to assess the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in an adjustment in the prices obtained from the pricing service. The Company also holds debt instruments issued by the U.S. government and U.S. government sponsored agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 inputs within the fair value hierarchy.

Federal Home Loan Bank Stock (“FHLB”)

The fair value of FHLB stock is based on redemption at par value and can only be sold to the issuing FHLB, to other FHLBs, or to other member banks. As such, the Company’s FHLB stock is recorded at cost, or par value, and is evaluated for impairment each reporting period by considering the ultimate recoverability of the investment rather than temporary declines in value. The Company classifies the estimated fair value as Level 2 within the fair value hierarchy.

Loans Receivable

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial mortgage, residential mortgage, commercial, construction, consumer, and other. Each loan category is further segmented into fixed and adjustable rate interest terms and into performing and non-performing categories.

The fair value of performing loans was estimated using a combination of techniques, including a discounted cash flow model that utilizes a discount rate that reflects the Company’s current pricing for loans with similar characteristics and remaining maturity, adjusted by an amount for estimated credit losses inherent in the portfolio at the balance sheet date. The rates take into account the expected yield curve, as well as an adjustment for prepayment risk, when applicable. The Company classifies the estimated fair value of its loan portfolio as Level 3.

The fair value for significant non-performing loans was based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows. The Company classifies the estimated fair value of its non-performing loan portfolio as Level 3.

Deposits

The fair value of deposits with no stated maturity, such as demand, money market, and savings and club deposits are payable on demand at each reporting date and classified as Level 2. The estimated fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate was estimated using the Company’s current rates offered for deposits with similar remaining maturities. The Company classifies the estimated fair value of its certificates of deposit portfolio as Level 2.

Borrowings

The fair value of borrowings was estimated by discounting future cash flows using rates available for debt with similar terms and maturities and is classified by the Company as Level 2 within the fair value hierarchy.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Commitments to Extend Credit and Letters of Credit

The fair value of commitments to extend credit and letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter-parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value estimates of commitments to extend credit and letters of credit are deemed immaterial.

The following tables present the assets and liabilities reported in the Consolidated Statements of Financial Condition at their fair values as of December 31, 2025 and 2024:

	December 31, 2025
		Fair Value Measurements
	Carrying Value	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Financial assets:
Cash and cash equivalents	$340,806	$340,806	$340,806	$—	$—
Debt securities available for sale	1,122,017	1,122,017	398,470	711,909	11,638
Debt securities held to maturity	396,233	367,289	—	367,289	—
Equity securities	6,802	6,802	6,471	331
Federal Home Loan Bank stock	64,604	64,604	—	64,604	—
Loans receivable, net	8,224,809	8,015,243	—	—	8,015,243
Derivative assets	10,525	10,525	—	10,525	—
Financial liabilities:
Deposits	$8,444,079	$8,444,260	$—	$8,444,260	$—
Borrowings	1,183,472	1,192,416	—	1,192,416	—
Derivative liabilities	13,503	13,503	—	13,503	—

	December 31, 2024
		Fair Value Measurements
	Carrying Value	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Financial assets:
Cash and cash equivalents	$289,223	$289,223	$289,223	$—	$—
Debt securities available for sale	1,025,946	1,025,946	314,702	700,743	10,501
Debt securities held to maturity	392,840	350,153	—	350,153	—
Equity securities	6,673	6,673	6,350	323	—
Federal Home Loan Bank stock	60,387	60,387	—	60,387	—
Loans receivable, net	7,856,970	7,393,058	—	—	7,393,058
Derivative assets	18,895	18,895	—	18,895	—
Financial liabilities:
Deposits	$8,096,149	$8,088,842	$—	$8,088,842	$—
Borrowings	1,080,600	1,077,466	—	1,077,466	—
Derivative liabilities	20,025	20,025	—	20,025	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because limited markets exist for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17) Fair Value Measurements (continued)

Limitations (continued)

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include goodwill and intangible assets, deferred tax assets and liabilities, office properties and equipment, and bank-owned life insurance.

(18) Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. For purposes of calculating basic EPS, weighted average common shares outstanding excludes treasury stock, unallocated employee stock ownership plan shares that have not been committed for release and deferred compensation obligations required to be settled in shares of Company stock.

Diluted EPS is computed using the same method as basic EPS and reflects the potential dilution which could occur if stock options and unvested shares were exercised and converted into common stock. The potentially diluted shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the years ended December 31, 2025, 2024, and 2023:

	December 31,
	2025	2024	2023
	(In thousands, except per share data)
Net income (loss)	$51,766	$(11,653)	$36,086

Shares:
Weighted average shares outstanding - basic	101,810,752	101,676,758	102,656,388
Weighted average diluted shares outstanding	—	162,749	238,581

Weighted average shares outstanding - diluted	101,810,752	101,839,507	102,894,969

Earnings (loss) per share:
Basic	$0.51	$(0.11)	$0.35

Diluted	$0.51	$(0.11)	$0.35

During the years ended December 31, 2025, 2024, and 2023, the average number of stock options which could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive totaled 4,044,460, 988,161, and 704,526 respectively.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19) Parent-only Financial Information

The condensed financial statements of Columbia Financial, Inc. (parent company) are presented below:

Statements of Financial Condition

	December 31,
	2025	2024
	(In thousands)
Assets
Cash and due from banks	$31,494	$6,459
Short-term investments	111	110

Total cash and cash equivalents	31,605	6,569
Equity securities, at fair value	201	193
Investment in subsidiaries	1,102,653	1,045,203
Loan receivable from Columbia Bank	32,674	34,599
Other assets	3,411	3,106

Total assets	$1,170,544	$1,089,670

Liabilities and Stockholders’ Equity
Liabilities:
Borrowings	$7,057	$7,036
Accrued expenses and other liabilities	2,759	2,471

Total liabilities	9,816	9,507

Stockholders’ equity	1,160,728	1,080,163

Total liabilities and stockholders’ equity	$1,170,544	$1,089,670

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19) Parent-only Financial Information (continued)

Statements of Income and Comprehensive Income
	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Dividends from subsidiary	$35,000	$—	$45,000
Interest income:
Loans receivable	1,643	1,735	1,814
Debt securities available for sale and equity securities	16	20	18
Interest-earning deposits	2	1	8

Total interest income	36,661	1,756	46,840

Interest expense on borrowings	408	474	1,339

Net interest income	36,253	1,282	45,501
Equity earnings income (loss) in subsidiaries	16,605	(10,677)	(8,432)
Non-interest income:
Change in fair value of equity securities	8	2	(10)
Other non-interest income	1	—	—

Total non-interest income	9	2	(10)

Non-interest expense:
Merger-related expenses	214	755	41
Loss on extinguishment of debt	—	—	300
Other non-interest expense	1,598	1,618	1,502

Total non-interest expense	1,812	2,373	1,843

Income (loss) before income tax (benefit)	51,055	(11,766)	35,216
Income tax (benefit)	(711)	(113)	(870)

Net income (loss)	51,766	(11,653)	36,086
Other comprehensive income	34,396	48,367	20,561

Comprehensive income	$86,162	$36,714	$56,647

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19) Parent-only Financial Information (continued)

Statements of Cash Flows
	Years Ended December 31,
	2025	2024	2023
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$51,766	$(11,653)	$36,086
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of intangible assets	21	74	74
Change in fair value of equity securities	(8)	(2)	10
Loss on extinguishment of debt	—	—	300
Deferred tax expense	(425)	2,856	2,019
(Increase) decrease in other assets	202	(2,653)	8,894
(Decrease) in accrued expenses and other liabilities	(180)	(658)	(890)
Equity in undistributed (earnings) loss of subsidiaries	(16,605)	10,677	8,432

Net cash provided by (used in) operating activities	$34,771	$(1,359)	$54,925

Cash flows from investing activities:
Repayment of loan receivable from Columbia Bank	1,925	1,833	1,755

Net cash provided by investing activities	$1,925	$1,833	$1,755

Cash flows from financing activities:
Repayment of term note	$—	$—	$(30,300)
Purchase of treasury stock	(13,351)	(5,894)	(80,497)
Exercise of options	—	—	42
Issuance of common stock allocated to restricted stock award grants	3,355	4,153	4,066
Restricted stock forfeitures	(1,224)	(99)	(501)
Repurchase of shares for taxes	(441)	(817)	(623)

Net cash (used in) financing activities	$(11,661)	$(2,657)	$(107,813)

Net increase (decrease) in cash and cash equivalents	$25,035	$(2,183)	$(51,133)
Cash and cash equivalents at beginning of year	6,569	8,752	59,885

Cash and cash equivalents at end of period	$31,604	$6,569	$8,752

Non-cash investing and financing activities:
Excise tax on net stock repurchases	$137	$42	$800

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20) Other Comprehensive Income (Loss)

The following tables present the components of other comprehensive income (loss), both gross and net of tax, for the years ended December 31, 2025, 2024, and 2023:

	For the Years Ended December 31,
	2025			2024
	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax
	(In thousands)
Components of other comprehensive income:
Unrealized gain on debt securities available for sale:	$37,429	$(10,925)	$26,504	$77,585	$(21,591)	$55,994
Accretion of unrealized gain on debt securities reclassified as held to maturity	5	(3)	2	4	(1)	3
Reclassification adjustment for gain (loss) included in net income	290	(81)	209	(35,851)	9,980	(25,871)

	37,724	(11,009)	26,715	41,738	(11,612)	30,126

Derivatives:

Unrealized (loss) gain on swap contracts accounted for as cash flow hedges	(4,537)	1,264	(3,273)	2,467	(688)	1,779

Employee benefit plans:
Amortization of prior service cost included in net income	(141)	39	(102)	(98)	27	(71)
Reclassification adjustment of actuarial net gain (loss) included in net income	92	(26)	66	(1,341)	378	(963)
Change in funded status of retirement obligations	15,451	(4,461)	10,990	24,248	(6,752)	17,496

	15,402	(4,448)	10,954	22,809	(6,347)	16,462

Total other comprehensive income	$48,589	$(14,193)	$34,396	$67,014	$(18,647)	$48,367

	For the Year Ended December 31,
	2023
	Before Tax	Tax Effect	After Tax
	(In thousands)
Components of other comprehensive income:
Unrealized gain on debt securities available for sale:	$41,181	$(11,544)	$29,637
Accretion of unrealized (loss) on debt securities reclassified as held to maturity	(14)	4	(10)
Reclassification adjustment for (loss) included in net income	(10,847)	3,053	(7,794)

	30,320	(8,487)	21,833

Derivatives:

Unrealized (loss)on swap contracts accounted for as cash flow hedges	(1,274)	356	(918)

Employee benefit plans:
Amortization of prior service cost included in net income	(56)	16	(40)
Reclassification adjustment of actuarial net (loss) included in net income	(776)	218	(558)
Change in funded status of retirement obligations	340	(96)	244

	(492)	138	(354)

Total other comprehensive income	$28,554	$(7,993)	$20,561

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20) Other Comprehensive Income (Loss) (continued)

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2025, 2024, and 2023:

	For the Years Ended December 31,
	2025				2024
	Unrealized (Losses) on Debt Securities Available for Sale	Unrealized Gains (Losses) on Swaps	Employee Benefit Plans	Accumulated Other Comprehensive (Loss)	Unrealized (Losses) on Debt Securities Available for Sale	Unrealized Gains (Losses) on Swaps	Employee Benefit Plans	Accumulated Other Comprehensive (Loss)
	(In thousands)
Balance at beginning of period	$(83,523)	$1,365	$(28,210)	$(110,368)	$(113,649)	$(414)	$(44,672)	$(158,735)
Current period changes in other comprehensive income (loss)	26,715	(3,273)	10,954	34,396	30,126	1,779	16,462	48,367

Total other comprehensive income (loss)	$(56,808)	$(1,908)	$(17,256)	$(75,972)	$(83,523)	$1,365	$(28,210)	$(110,368)

	For the Year Ended December 31,
	2023
	Unrealized Gains (Losses) on Debt Securities Available for Sale	Unrealized Gains (Losses) on Swaps	Employee Benefit Plans	Accumulated Other Comprehensive (Loss)
	(In thousands)
Balance at beginning of period	$(135,482)	$504	$(44,318)	$(179,296)
Current period changes in other comprehensive income (loss)	21,833	(918)	(354)	20,561

Total other comprehensive income (loss)	$(113,649)	$(414)	$(44,672)	$(158,735)

The following tables reflect amounts reclassified from accumulated other comprehensive income (loss) in the Consolidated Statements of Income and the affected line item in the statement where net income is presented for the years ended December 31, 2025, 2024, and 2023:

	Accumulated Other Comprehensive Income (Loss) Components
	For the Years Ended December 31,			Affected Line Items in the Consolidated Statements of Income
	2025	2024	2023
	(In thousands)
Reclassification adjustment for gain (loss) included in net income	$290	$(35,851)	$(10,847)	Gain (loss) on securities transactions
Reclassification adjustment of actuarial net gain (loss) included in net income	92	(1,341)	(776)	Other non-interest expense

Total before tax	382	(37,192)	(11,623)
Income tax (expense) benefit	(107)	10,358	3,271

Net of tax	$275	$(26,834)	$(8,352)

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21) Derivatives and Hedging Activities

The Company uses derivative financial instruments as components of its market risk management, principally to manage interest rate risk. Certain derivatives are entered into in connection with transactions with commercial customers. Derivatives are not used for speculative purposes. All derivatives are recognized as either assets or liabilities in the Consolidated Statements of Financial Condition, reported at fair value and presented on a gross basis. Until a derivative is settled, a favorable change in fair value results in an unrealized gain that is recognized as an asset, while an unfavorable change in fair value results in an unrealized loss that is recognized as a liability.

The Company generally applies hedge accounting to its derivatives used for market risk management purposes. Hedge accounting is permitted only if specific criteria are met, including a requirement that a highly effective relationship exists between the derivative instrument and the hedged item, both at inception of the hedge and on an ongoing basis. Changes in the fair value of effective fair value hedges are recognized in current earnings (with the change in fair value of the hedged asset or liability also recognized in earnings). Changes in the fair value of effective cash flow hedges are recognized in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Ineffective portions of hedge results are recognized in current earnings. Changes in the fair value of derivatives for which hedge accounting is not applied are recognized in current earnings.

The Company formally documents at inception all relationships between the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities, or to specific firm commitments. The Company also formally assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. If it is determined that a derivative is not highly effective or has ceased to be a highly effective hedge, the Company would discontinue hedge accounting prospectively. Gains or losses resulting from the termination of a derivative accounted for as a cash flow hedge remain in other comprehensive income (loss) and is (accreted) amortized to earnings over the remaining period of the former hedging relationship.

Certain derivative financial instruments are offered to certain commercial banking customers to manage their risk of exposure and risk management strategies. These derivative instruments consist primarily of currency forward contracts and interest rate swap contracts. The risks associated with these transactions is mitigated by simultaneously entering into similar transactions having essentially offsetting terms with a third party. In addition, the Company executes interest rate swaps with third parties in order to hedge the interest rate risk of short-term FHLB advances.

Interest Rate Swaps. At December 31, 2025 and December 31, 2024, the Company had 92 and 84 interest rate swaps in place with commercial banking customers executed by offsetting interest rate swaps with third parties, with aggregated notional amounts of $387.2 million and $298.8 million, respectively. These derivatives are not designated as hedges and are not speculative. These interest rate swaps do not meet hedge accounting requirements.

At December 31, 2025 and 2024, the Company had 33 and 31 interest rate swaps with notional amounts of $393.7 million and $378.7 million, respectively, hedging certain FHLB advances. These interest rate swaps meet the cash flow hedge accounting requirements. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counter-party in exchange for the Company making fixed-rate payments over the life of the agreements without the exchanges of the underlying notional amount.

At December 31, 2025 the Company did not any interest rate fair value swaps. At December 31, 2024 the Company had ten interest rate fair value swaps with notional amounts totaling $850.0 million. The Company is exposed to changes in the fair value of certain of its fixed-rate pools of assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate, SOFR.

Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount.

For the year ended December 31, 2025, there was no hedge ineffectiveness associated with these contracts. For the years ended December 31, 2024 and 2023, the Company recorded hedge ineffectiveness associated with these contracts totaling approximately $31,000, and $47,000, respectively.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21) Derivatives and Hedging Activities (continued)

The tables below present the fair value of the Company’s derivative financial instruments as well as their classification in the Consolidated Statements of Financial Condition at December 31, 2025 and 2024:

	December 31, 2025
	Asset Derivative		Liability Derivative
	Consolidated Statements of Financial Condition	Fair Value	Consolidated Statements of Financial Condition	Fair Value
	(In thousands)
Derivatives:
Interest rate products - designated hedges	Other Assets	$276	Other Liabilities	$3,213
Interest rate products - non-designated hedges	Other Assets	10,249	Other Liabilities	10,290

Total derivative instruments		$10,525		$13,503

	December 31, 2024
	Asset Derivative		Liability Derivative
	Consolidated Statements of Financial Condition	Fair Value	Consolidated Statements of Financial Condition	Fair Value
	(In thousands)
Derivatives:
Interest rate products - designated hedges	Other Assets	$3,619	Other Liabilities	$4,847
Interest rate products - non-designated hedges	Other Assets	15,276	Other Liabilities	15,178

Total derivative instruments		$18,895		$20,025

For the years ended December 31, 2025, 2024, and 2023, net (losses) gains of $(139,000), $89,000, and $(302,000), respectively, were recorded for changes in fair value of interest rate swaps with third parties.

At December 31, 2025 and 2024, accrued interest was $13,000 and $639,000. respectively.

The Company has agreements with counterparties that contain a provision that if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default of its derivative obligations.

At December 31, 2025, the termination value of derivatives in a net liability position, which includes accrued interest, was $3.0 million. The Company has collateral posting thresholds with certain of its derivative counterparties, and as of December 31, 2025 has required posted collateral of $2.1 million against its obligations under these agreements.

Fair Value Hedges of Interest Rate Risk. The Company is exposed to changes in the fair value of certain of its fixed-rate pools of assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate, SOFR. Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount.

For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in interest income.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21) Derivatives and Hedging Activities (continued)

At December 31, 2024 the following amounts were recorded on the Consolidated Statements of Financial Condition related to cumulative basis adjustment for fair value hedges:

	Carrying Amount of Hedged Assets/(Liabilities)	Cumulative Amount of Fair Value Hedging Adjustment included in the Carrying Amount of Hedged Assets/(Liabilities)
	At December 31, 2024
	(In thousands)
Fair value interest rate products	$853,422	$3,422

(22) Segment Reporting

The Company’s reportable segment is determined by the President, Chief Executive Officer (“CEO”), who is designated the chief operating decision maker (“CODM”), based upon information provided about the Company’s products and services offered, which primarily consists of banking products. The segment is also distinguished by the level of information provided by the CODM, who uses such information to review the performance of various components of the business, which are then aggregated if operating performance, products and services, and customers are similar. The CODM evaluates the financial performance of the Company’s business components including revenue streams, significant expenses and budget to actual results in assessing the Company’s segments, and in the determination of allocating resources. The CODM uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM utilizes consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with the monitoring of budget to actual results are used in assessing performance and in establishing compensation. Loans, investments, and deposits provide the revenue in banking operations. Interest expense, provision for credit losses, and payroll provide the significant expenses in banking operations. All operations are domestic.

Accounting policies for segments are the same as those described in Note 2. Our segment assets represent our total assets as presented on the Consolidated Statements of Financial Position. Our segment revenues and expenses are presented on the Consolidated Statements of Income (Loss).

(23) Revenue Recognition

The Company’s revenue includes net interest income on financial instruments and non-interest income. Most of the Company’s revenue is not within the scope of Accounting Standards Codification ASC Topic 606 which does not apply to revenue associated with financial instruments, including interest income on loans and securities, which comprise the majority of the Company’s revenue. Revenue-generating activities that are within the scope of this guidance are components of non-interest income. These revenue streams can generally be classified as demand deposit account fees, title insurance fees, insurance agency income and other fees.

The following table presents non-interest income, segregated by revenue streams in-scope and out-of-scope of ASC Topic 606, for the years ended December 31, 2025, 2024, and 2023.

	For the Years Ended December 31,
	2025	2024	2023
	(In thousands)
Non-interest income
In-scope of Topic 606:
Demand deposit account fees	$8,054	$6,507	$5,145
Title insurance fees	3,034	2,505	2,400
Insurance agency income	580	269	188
Other non-interest income	6,409	5,962	7,991

Total in-scope non-interest income	18,077	15,243	15,724
Total out-of-scope non-interest income	18,992	(13,349)	11,655

Total non-interest income	$37,069	$1,894	$27,379

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(23) Revenue Recognition (continued)

Demand deposit account fees include monthly maintenance fees and service charges. These fees are generally derived as a result of either transaction-based or serviced-based services. The Company’s performance obligation for these services is generally satisfied, and revenue recognized, at the time the transaction is completed, or the service rendered. Fees for these services are generally received from the customer either at the time of the transaction or monthly.

Title insurance fees are generally recognized at the time the transaction closes or when the service is rendered.

Columbia Insurance Services Inc. performs the function of an insurance intermediary, by introducing the policyholder and insurer for life and health, and property and casualty insurance, and is compensated by a commission fee for placement of an insurance policy. Commission and fees are generally recognized as of the effective date of the insurance policy. Commission revenues related to installment billings are recognized on the invoice date. Subsequent commission adjustments are recognized upon the receipt of notification from insurance companies concerning matters necessitating such adjustments.

Other non-interest income includes check printing fees, gift card fees, branch service fees, overdraft fees, account analysis fees, other deposit related fees, wealth management related fee income which includes annuity fees, brokerage commissions, and asset management fees. Wealth management related fee income represents fees earned from customers as consideration for asset management and investment advisory services provided by a third party. The Company’s performance obligation is generally satisfied monthly, and the resulting fees are recognized monthly based upon the month-end market value of the assets under management and the applicable fee rate. The Company does not earn performance-based incentives. The Company’s performance obligation for these transaction-based services are generally satisfied, and related revenue recognized, at the time the transaction closes or when the service is rendered or a point in time when the service is completed.

Also included in other fees are debit card and ATM fees which are transaction-based. Debit card revenue is primarily comprised of interchange fees earned when a customer’s Company card is processed through a card payment network. ATM fees are largely generated when a Company cardholder uses a non-Company ATM, or a non-Company cardholder uses a Company ATM. The Company’s performance obligation for these services is satisfied when the service is rendered. Payment is generally received at time of transaction or monthly.

Out-of-scope non-interest income primarily consists of income from bank-owned life insurance, loan prepayment and servicing fees, net fees on loan level swaps, gains and losses on the sale of loans and securities, credit card interchange income, changes in the fair value of equity securities. None of these revenue streams are subject to the requirements of ASC Topic 606.

(24) Subsequent Events

The Company has evaluated events subsequent to December 31, 2025 and through the financial statement issuance date of March 6, 2026 and concluded that no material events occurred that would require disclosure except as noted below.

On January 31, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Financial, Inc., a newly-formed Maryland corporation (the “Holding Company”), the MHC and Northfield Bancorp, Inc., a Delaware corporation (“Northfield”). The Merger Agreement was unanimously approved by the Board of Directors of each of the parties.

Concurrently with the adoption of the Merger Agreement, the Boards of Directors of the Company, the Holding Company, the MHC and Columbia Bank adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which Columbia Bank will convert from the mutual holding company form of organization to the fully-public stock holding company form of organization (the “Conversion”).

Plan of Conversion and Reorganization

The Plan of Conversion provides for the sale of shares of common stock of the Holding Company, par value $0.01 per share (the “Holding Company Common Stock”), to depositors (and certain eligible borrowers) of Columbia Bank and other members of the public, and for the exchange of shares of the Company, par value $0.01 per share (the “Company Common Stock”), held by persons other than the MHC for shares of Holding Company Common Stock, based on the appraised pro forma market value of the Holding Company, as determined by an independent appraiser (such appraisal, the “Independent

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(24) Subsequent Events (continued)

Plan of Conversion and Reorganization (continued)

Valuation”). Upon the completion of the Conversion, the Holding Company will succeed to the rights and obligations of the MHC and the Company, both of which will be merged out of existence in connection with the Conversion, and become the parent holding company for Columbia Bank.

The Plan of Conversion establishes December 31, 2024 as the eligibility record date for determining the eligible account holders of Columbia Bank entitled to receive first priority non-transferable subscription rights to subscribe for shares of Holding Company Common Stock in a subscription offering to be undertaken in connection with the Conversion. The Plan of Conversion is subject to regulatory approval as well as approval by the members of the MHC (i.e., the depositors of Columbia Bank) and by the stockholders of the Company (including approval by the holders of a majority of the outstanding shares of the Company common stock owned by persons other than the MHC). The MHC currently owns approximately 73.1% of the outstanding shares of Company Common Stock.

Agreement and Plan of Merger

Pursuant to the terms of the Merger Agreement and subject to the conditions set forth therein, immediately following the completion of the Conversion, Northfield will merge with and into the Holding Company (the “Merger”), with the Holding Company continuing as the surviving corporation. Immediately following the completion of the Merger, the Holding Company will cause Northfield’s wholly-owned banking subsidiary, Northfield Bank, to merge with and into Columbia Bank, with Columbia Bank continuing as the surviving institution (the “Bank Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Northfield’s common stock, par value $0.01 per share (the “Northfield Common Stock”), issued and outstanding immediately prior to the Effective Time, other than certain shares held by the Company, the Holding Company, the MHC or Northfield, will be converted, at the election of the holder, into the right to receive either shares of Holding Company Common Stock (the “Stock Consideration”) or cash (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”), as follows: (i) if the final Independent Valuation, immediately prior to the completion of the Conversion (the “Final Independent Appraisal”) is less than $2.3 billion, 1.425 shares of Holding Company Common Stock (the “Merger Exchange Ratio”) or $14.25 in cash (the “Per Share Cash Consideration”); (ii) if the Final Independent Valuation is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Holding Company Common Stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Holding Company Common Stock and the Per Share Cash Consideration will be increased to $14.65. No more than 30% of the shares of Northfield Common Stock issued and outstanding as of the Effective Time (excluding shares of Northfield Common Stock to be canceled as provided the Merger Agreement) will be converted into the aggregate Cash Consideration.

The completion of the Merger is subject to certain closing conditions including, among other things, (i) approval of the Merger Agreement by the Company’s and Northfield’s stockholders, (ii) the receipt all governmental consents and regulatory approvals required for the Merger and the Bank Merger, including from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency and (iii) the consummation of the Conversion. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

NORTHFIELD BANCORP, INC.

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Northfield Bancorp, Inc.

Woodbridge, New Jersey

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Forecast Adjustments to Allowance for Credit Loss on Loans

As described in Note 1 and Note 6 to the consolidated financial statements, the Company accounts for credit losses under ASC 326, Financial Instruments – Credit Losses. ASC 326 requires the measurement of expected lifetime credit losses for financial assets measured at amortized cost at the reporting date. As of December 31, 2025, the allowance for credit losses (“ACL”) on loans was $38,144,000.

The Company determines the ACL on loans based upon a consideration of its historical portfolio loss experience, current borrower-specific risk characteristics, current conditions, forecasts of future economic conditions, reversion period, prepayments, and qualitative adjustments. The allowance is measured on a collective (loan segment) basis when similar risk characteristics exist.

In estimating the quantitative component of the ACL on a collective basis, a risk rating migration model is used which calculates an expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at default, taking into consideration prepayments, to calculate the quantitative component of the allowance. In establishing its estimate of expected credit losses, the Company utilizes five externally-sourced forward-looking economic scenarios developed by Moody’s Analytics to incorporate uncertainties related to the economic environment. The model projects economic variables under each scenario based on detailed statistical analyses. Each scenario is assigned a weighting. The result from this process is the development of forecast adjustments.

We identified auditing the forecasting adjustment component of the ACL on pooled loans as a critical audit matter due to the high degree of judgment and audit effort, including the use of specialists, involved in auditing the forecasting adjustments.

The primary procedures we performed to address this critical audit matter included:

•	Testing the effectiveness of controls over the evaluation of the forecasting adjustment component of the ACL on pooled loans, including controls addressing the:

•	Appropriateness of the methodology and accounting policies.

•	Relevance of macro-economic forecasts and application of forecast adjustments to historical performance.

•	Appropriateness of forecast adjustments.

•	Accuracy of key inputs into the model.

•	Substantively testing management’s process, including evaluating their judgments and assumptions, for developing the forecast adjustments, which included:

•	Evaluating the appropriateness of the Company’s accounting policies, judgments, and elections.

•	Testing the accuracy of key inputs into the model.

•	Evaluating the reasonableness of forecasted economic scenarios, assisted by firm specialists.

•

Testing the application of forecast adjustments to historical performance, assisted by firm specialists, including whether the forecast adjustments conform with management’s policies and were applied consistently period over period.

•	Evaluating the reasonableness of management’s judgments related to the forecast.

/s/ CROWE LLP

We have served as the Company’s auditor since 2023.

Livingston, New Jersey

March 2, 2026

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	At December 31,
	2025	2024
	(Dollars in thousands, except share data)
ASSETS:
Cash and due from banks	$12,051	$13,043
Interest-bearing deposits in other financial institutions	151,900	154,701

Total cash and cash equivalents	163,951	167,744

Trading securities	15,215	13,884
Debt securities available-for-sale, at estimated fair value (and no allowance for credit losses at December 31, 2025 and December 31, 2024)	1,412,419	1,100,817
Debt securities held-to-maturity, at amortized cost	8,339	9,303
(estimated fair value of $8,144 at December 31, 2025, and $8,762 at December 31, 2024)
Equity securities	5,000	14,261
Loans held-for-sale	—	4,897
Loans held-for-investment, net	3,856,773	4,022,224
Allowance for credit losses	(38,144)	(35,183)

Net loans held-for-investment	3,818,629	3,987,041

Accrued interest receivable	20,118	19,078
Bank-owned life insurance	182,828	175,759
Federal Home Loan Bank (“FHLB”) of New York stock, at cost	46,568	35,894
Operating lease right-of-use assets	25,789	27,771
Premises and equipment, net	19,938	21,985
Goodwill	—	41,012
Other assets	35,216	46,932

Total assets	$5,754,010	$5,666,378

LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES:
Deposits	$4,015,809	$4,138,477
FHLB advances and other borrowings	900,216	666,402
Subordinated debentures, net of issuance costs	61,665	61,442
Operating lease liabilities	29,643	32,209
Advance payments by borrowers for taxes and insurance	20,276	24,057
Accrued expenses and other liabilities	36,342	39,095

Total liabilities	5,063,951	4,961,682

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value; 150,000,000 shares authorized, 64,770,875 shares issued at December 31, 2025 and 2024, respectively, 41,801,495 and 42,903,598 shares outstanding at December 31, 2025 and 2024, respectively	648	648
Additional paid-in-capital	592,473	591,336
Unallocated common stock held by employee stock ownership plan	(11,728)	(13,042)
Retained earnings	420,404	440,760
Accumulated other comprehensive loss	(4,220)	(20,296)
Treasury stock at cost; 22,969,380 and 21,867,277 shares at December 31, 2025 and 2024, respectively	(307,518)	(294,710)

Total stockholders’ equity	690,059	704,696

Total liabilities and stockholders’ equity	$5,754,010	$5,666,378

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Years ended December 31,
	2025	2024	2023
	(Dollars in thousands, except share and per share data)
Interest income:
Loans	$184,832	$183,932	$181,638
Mortgage-backed securities	55,608	29,406	14,708
Other securities	2,000	11,459	5,087
FHLB of New York dividends	3,128	3,704	3,113
Deposits in other financial institutions	3,528	9,407	4,249

Total interest income	249,096	237,908	208,795

Interest expense:
Deposits	78,885	82,272	48,753
Borrowings	29,525	37,822	32,055
Subordinated debt	3,320	3,329	3,320

Total interest expense	111,730	123,423	84,128

Net interest income	137,366	114,485	124,667
Provision for credit losses	7,402	4,281	1,353

Net interest income after provision for credit losses	129,964	110,204	123,314

Non-interest income:
Fees and service charges for customer services	6,870	6,430	5,479
Income on bank-owned life insurance	7,069	4,216	3,631
Losses on available-for-sale debt securities, net	—	(6)	(17)
Gains on trading securities, net	1,694	1,665	1,721
Gains on sale of loans	—	51	134
Gain on sale of property	—	3,402	—
Other	1,317	1,064	948

Total non-interest income	16,950	16,822	11,896

Non-interest expense:
Compensation and employee benefits	51,370	49,338	46,496
Occupancy	13,075	13,058	13,259
Furniture and equipment	1,625	1,847	1,868
Data processing	9,242	8,025	8,138
Professional fees	3,575	3,195	3,406
Advertising	1,433	1,569	2,171
Federal Deposit Insurance Corporation (FDIC) insurance	2,396	2,488	2,331
Credit (benefit) loss expense for off-balance sheet exposures	(228)	282	(555)
Impairment of Goodwill	41,012	—	—
Other	6,363	6,723	6,336

Total non-interest expense	129,863	86,525	83,450

Income before income tax expense	17,051	40,501	51,760
Income tax expense	16,255	10,556	14,091

Net income	$796	$29,945	$37,669

Net income per common share:
Basic	$0.02	$0.72	$0.86

Diluted	$0.02	$0.72	$0.86

Basic weighted average shares outstanding	40,116,839	41,567,370	43,560,844
Diluted weighted average shares outstanding	40,173,403	41,628,660	43,638,616

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income - (Continued)

	Years ended December 31,
	2025	2024	2023
	(Dollars in thousands)
Net income	$796	$29,945	$37,669

Other comprehensive income:
Unrealized gains on debt securities available-for-sale:
Net unrealized holding gains	22,875	16,055	22,396
Less: reclassification adjustment for net losses included in net income	—	6	17

Net unrealized gains	22,875	16,061	22,413
Post-retirement benefits adjustment	81	(13)	(344)

Other comprehensive income, before tax	22,956	16,048	22,069
Income tax expense related to net unrealized holding gains on debt securities available-for-sale	(6,856)	(4,490)	(6,269)
Income tax benefit related to reclassification adjustment for losses included in net income	—	(2)	(5)
Income tax (benefit) expense related to post-retirement benefits adjustment	(24)	4	94

Other comprehensive income, net of tax	16,076	11,560	15,889

Comprehensive income	$16,872	$41,505	$53,558

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	For the years ended December 31, 2025, 2024 and 2023
	Common Stock		Additional Paid-in Capital	Unallocated Common Stock Held by the Employee Stock Ownership Plan	Retained Earnings	Accumulated Other Comprehensive Income (loss) Net of tax	Treasury Stock	Total Stockholders’ Equity
	Shares Outstanding	Par Value
	(Dollars in thousands, except share and per share data)
Balance at December 31, 2022	47,442,488	$648	$590,249	$(15,650)	$418,353	$(48,331)	$(243,879)	$701,390
Net income					37,669			37,669
Other comprehensive income, net of tax						15,889		15,889
ESOP shares allocated or committed to be released			672	1,310				1,982
Stock compensation expense			2,383					2,383
Issuance of restricted stock	185,367		(2,670)				2,670	—
Forfeitures of restricted stock	(23,887)		346				(346)	—
Exercise of stock options, net	7,600		(7)				107	100
Cash dividends declared ($0.52 per common share)					(22,795)			(22,795)
Purchase of employee restricted stock to fund statutory tax withholding	(12,307)						(304)	(304)
Repurchase of treasury stock (average cost of $11.99 per share)	(3,074,332)						(36,869)	(36,869)

Balance at December 31, 2023	44,524,929	648	590,973	(14,340)	433,227	(32,442)	(278,621)	699,445
Net income					29,945			29,945
Other comprehensive income, net of tax						11,560		11,560
Reclassification of stranded income tax effects					(586)	586		—
ESOP shares allocated or committed to be released			610	1,298				1,908
Stock compensation expense			2,341					2,341
Issuance of restricted stock	213,702		(2,772)				2,772	—
Forfeitures of restricted stock	(13,458)		184				(184)	—
Cash dividends declared ($0.52 per common share)					(21,826)			(21,826)
Purchase of employee restricted stock to fund statutory tax withholding	(19,503)						(232)	(232)
Repurchase of treasury stock (average cost of $10.24 per share)	(1,802,072)						(18,445)	(18,445)

Balance at December 31, 2024	42,903,598	648	591,336	(13,042)	440,760	(20,296)	(294,710)	704,696
Net income					796			796
Other comprehensive income, net of tax						16,076		16,076
ESOP shares allocated or committed to be released			641	1,314				1,955
Stock compensation expense			3,039					3,039
Issuance of restricted stock	238,186		(2,775)				2,775	—
Forfeitures of restricted stock	(18,493)		232				(232)	—
Cash dividends declared ($0.52 per common share)					(21,152)			(21,152)
Purchase of employee restricted stock to fund statutory tax withholding	(19,177)						(224)	(224)
Repurchase of treasury stock, including excise tax (average cost of $11.61 per share)	(1,302,619)						(15,127)	(15,127)

Balance at December 31, 2025	41,801,495	$648	$592,473	$(11,728)	$420,404	$(4,220)	$(307,518)	$690,059

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2025	2024	2023
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$796	$29,945	$37,669
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	7,402	4,281	1,353
Goodwill impairment	41,012	—	—
ESOP and stock compensation expense	4,994	4,249	4,365
Depreciation	3,197	3,551	3,678
Amortization of premiums and deferred loan costs, net of accretion of discounts and deferred loan fees	3,934	2,434	6,651
Amortization of debt issuance costs	223	223	223
Amortization of intangible assets	47	85	124
Amortization of operating lease right-of-use assets	4,768	4,660	4,731
Income on bank-owned life insurance	(7,069)	(4,216)	(3,631)
(Gain) loss on sale of premises and equipment and other real estate owned, net	—	(3,402)	7
Net gain on sale of loans held-for-sale	—	(51)	(134)
Proceeds from loans held-for-sale	—	673	1,583
Origination of loans held-for-sale	—	(622)	(1,449)
Losses on available-for-sale debt securities, net	—	6	17
Gains on trading securities, net	(1,694)	(1,665)	(1,721)
Net sales (purchases) of trading securities	363	330	(77)
Increase in accrued interest receivable	(1,040)	(587)	(1,065)
Decrease (increase) in other assets	502	(9,428)	(8,947)
Deferred tax (benefit) provision	(984)	1,262	2,919
(Decrease) increase in accrued expenses and other liabilities	(2,753)	(623)	674

Net cash provided by operating activities	53,698	31,105	46,970

Cash flows from investing activities:
Net decrease in loans receivable	189,605	173,310	35,875
Purchase of loans	(25,848)	(5,076)	(3,781)
Purchase of FHLB of New York stock	(63,761)	(25,962)	(45,318)
Redemption of FHLB of New York stock	53,087	29,735	36,033
Purchases of debt securities available-for-sale	(859,650)	(1,185,265)	(73,544)
Purchases of equity securities	—	(3,632)	(186)
Principal payments and maturities on debt securities available-for-sale	569,106	895,191	247,455
Principal payments and maturities on debt securities held-to-maturity	997	571	877
Proceeds from sale of equity securities	9,261	—	—
Proceeds from sale of premises and equipment and other real estate owned	—	3,791	63
Purchases and improvements of premises and equipment	(1,150)	(1,154)	(3,605)

Net cash (used in) provided by investing activities	(128,353)	(118,491)	193,869

Cash flows from financing activities:
Net (decrease) increase in deposits	(122,668)	260,042	(271,784)
Dividends paid	(21,152)	(21,826)	(22,795)
Exercise of stock options	—	—	100
Purchase of treasury stock	(15,351)	(18,677)	(37,173)
Decrease in advance payments by borrowers for taxes and insurance	(3,781)	(1,045)	(893)
Proceeds from securities sold under agreements to repurchase and other borrowings	5,336,639	892,395	743,553
Repayments related to securities sold under agreements to repurchase and other borrowings	(5,102,825)	(1,085,265)	(468,140)

Net cash provided by (used in) financing activities	70,862	25,624	(57,132)

Net (decrease) increase in cash and cash equivalents	(3,793)	(61,762)	183,707
Cash and cash equivalents at beginning of year	167,744	229,506	45,799

Cash and cash equivalents at end of year	$163,951	$167,744	$229,506

Supplemental cash flow information:
Cash paid during the year for:
Interest	$112,053	$126,789	$80,400
Non-cash transactions:
Loans charged-off, net	4,441	6,633	6,435
Transfers of loans held-for-investment to loans held-for-sale, at fair value	—	4,897	—
Right-of-use assets obtained in exchange for new lease liabilities	2,786	2,227	645

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

The following significant accounting and reporting policies of Northfield Bancorp, Inc. and subsidiaries (collectively, the “Company”) conform to U.S. generally accepted accounting principles (“U.S. GAAP”) and are used in preparing and presenting these consolidated financial statements.

(a) Basis of Presentation

The consolidated financial statements are comprised of the accounts of Northfield Bancorp, Inc. and its wholly owned subsidiaries, Northfield Investment, Inc. and Northfield Bank (the “Bank”), and the Bank’s wholly-owned subsidiaries, NSB Services Corp. and NSB Realty Trust. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses during the reporting periods. Actual results may differ significantly from those estimates and assumptions. A material estimate that is particularly susceptible to significant change in the near term is the allowance for credit losses. In connection with the determination of this allowance, management generally obtains independent appraisals for significant properties. In addition, judgments related to the amount and timing of expected cash flows from purchased credit-deteriorated (“PCD”) loans, goodwill, securities valuation and impairment, and deferred income taxes, involve a higher degree of complexity and subjectivity and require estimates and assumptions about uncertain matters. Actual results may differ from the estimates and assumptions.

(b) Recent Accounting Pronouncements Adopted

Accounting Standards Update (“ASU”) No. 2023-09. In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments in this ASU require improved annual income tax disclosures surrounding rate reconciliation, income taxes paid, and other disclosures. This update was effective for financial statements issued for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 effective December 31, 2025, and the adoption did not have a material effect on the Company’s consolidated financial statements, other than enhanced disclosures. See Note 11 to the consolidated financial statements.

ASU No. 2023-07. In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require improved reportable segment information on an annual and interim basis, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance by the Company’s chief operating decision maker (“CODM”). The Company’s CODM is its President and Chief Executive Officer. This update is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods for fiscal years beginning after December 15, 2024. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 effective December 31, 2024, and the adoption did not have a material effect on the Company’s consolidated financial statements or disclosures as the Company operates one operating segment. See Note 23 to the consolidated financial statements.

(c) Business

The Company, through its principal subsidiary, the Bank, provides a full range of banking services primarily to individuals and corporate customers in Richmond and Kings counties in New York, and Hunterdon, Mercer, Union and Middlesex counties in New Jersey. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

(d) Cash Equivalents

Cash equivalents consist of cash on hand, due from banks, and interest-bearing deposits in other financial institutions with an original term of three months or less.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(e) Securities

Securities are classified at the time of purchase, based on management’s intention, as debt securities held-to-maturity, debt securities available-for-sale, trading account securities or equity securities. Debt securities held-to-maturity are those that management has the positive intent and ability to hold until maturity. Debt securities held-to-maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments. Debt securities available-for-sale represents all securities not classified as either held-to-maturity, trading, or equity. Debt securities available-for-sale are carried at estimated fair value with unrealized holding gains and losses (net of related tax effects) on such securities excluded from earnings, but included as a separate component of stockholders’ equity, titled “Accumulated other comprehensive income (loss).” The cost of securities sold is determined using the specific-identification method. Security transactions are recorded on a trade-date basis.

For securities available-for-sale, the Company determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis. Subsequent activity related to the credit loss component in the form of write-offs or recoveries is recognized as part of the allowance for credit losses on securities available-for-sale.

Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. All of the held-to-maturity securities in the Company’s portfolio are issued by U.S. government agencies and are either explicitly or implicitly guaranteed by the U.S. Government and therefore the expectation of nonpayment is zero. Therefore, the Company is not required to estimate an allowance for credit losses related to these securities.

The estimated fair value of debt securities, including mortgage-backed securities and corporate debt obligations is furnished by an independent third-party pricing service. The third-party pricing service primarily utilizes pricing models and methodologies that incorporate observable market inputs, including among other things, benchmark yields, reported trades, and projected prepayment and default rates. Management reviews the data and assumptions used in pricing the securities by its third-party provider for reasonableness.

The Company has made the accounting policy election to exclude accrued interest receivable on securities from the estimate of credit losses, which totaled $4.2 million and $3.1 million at December 31, 2025 and 2024, respectively, and is reported in accrued interest receivable on the consolidated balance sheets.

Trading securities are securities that are bought and may be held for the purpose of selling them in the near term. Trading securities are reported at estimated fair value, using quoted prices in active markets, with unrealized holding gains and losses reported as a component of gain (loss) on securities, net in non-interest income.

Equity securities with readily determinable fair values are stated at fair value with unrealized gains and losses reported as a component of gain (loss) on securities, net in non-interest income. Equity securities without readily determinable fair values are recorded at net asset value less any impairment, if any.

(f) Loans and Allowance for Credit Losses

The accounting and reporting for PCD loans and loans classified as held-for-sale differs substantially from those loans classified by the Company as held-for-investment. For purposes of reporting, discussion and analysis, management has classified its loan portfolio into three categories: (1) loans originated by the Company and held-for-sale, which are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore have no associated allowance for loan losses, (2) PCD loans, which are held-for-investment, and recorded at the purchase price, including non-credit discounts, plus the allowance for credit losses at the time of acquisition, and (3) loans held-for-investment, which include originated loans carried at amortized cost, and acquired loans, with no evidence of credit deterioration, initially valued at fair value on the date of acquisition, less net charge-offs and the allowance for credit losses.

Net loans held-for-investment are stated at unpaid principal balance, adjusted by unamortized premiums and unearned discounts, deferred origination fees and certain direct origination costs, and the allowance for credit losses. Interest income

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

on loans is accrued and credited to income as earned. Net loan origination fees/costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments. Generally, loans held-for-sale are designated at time of origination and generally consist of newly originated fixed-rate residential loans and are recorded at the lower of aggregate cost or estimated fair value in the aggregate. Transfers of loans from held-for-investment to held-for-sale are infrequent and occur at fair value less costs to sell, with any charge-off to allowance for credit losses. Gains are recognized on a settlement-date basis and are determined by the difference between the net sales proceeds and the carrying value of the loans, including any net deferred fees or costs.

Net loans held-for-investment are deemed impaired when it is probable, based on current information, that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. The Company has defined the population of loans individually evaluated for impairment to be all non-accrual loans held-for-investment with an outstanding balance of $500,000 or greater and all loans restructured as Troubled Debt Restructurings (“TDRs”) prior to the adoption of ASU No. 2022-02, “Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”). Loans held-for-investment are individually assessed to determine that the loan’s carrying value is not in excess of the expected future cash flows, discounted at the loan’s original effective interest rate, or the fair value of the underlying collateral (less estimated costs to sell) if the loan is collateral dependent. Impairments, if any, are recognized through a charge to the allowance for credit losses on loans for the amount that the loan’s carrying value exceeds the discounted cash flow analysis or estimated fair value of collateral (less estimated costs to sell) if the loan is collateral dependent. Such amounts are charged-off when considered appropriate.

Allowance for Credit Losses on Loans

Under the current expected credit losses (“CECL”) methodology the Company determines the allowance for credit losses on loans based upon a consideration of its historical portfolio loss experience, current borrower-specific risk characteristics, current conditions, forecasts of future economic conditions, reversion period, prepayments, and qualitative adjustments. The allowance is measured on a collective (loan segment) basis when similar risk characteristics exist. Loans that do not share common risk characteristics are evaluated on an individual basis and are excluded from the collective evaluation. Accrued interest on loans is excluded from the calculation of the allowance for credit losses due to the Company’s non-accrual policy, which results in the reversal of uncollectible accrued interest on non-accrual loans against interest income in a timely manner. Accrued interest receivable on loans held-for-investment totaled $15.9 million and $12.5 million, respectively, at December 31, 2025 and 2024 and is reported in accrued interest receivable on the consolidated balance sheets.

Allowance for Collectively Evaluated Loans Held-for-Investment. In estimating the quantitative component of the allowance on a collective basis, the Company uses a risk rating migration model which calculates an expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at default, taking into consideration prepayments, to calculate the quantitative component of the allowance. The metrics are based on the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred using the Company’s own historical loss experience and comparable peer data loss history. The model’s expected losses based on loss history are adjusted for qualitative adjustments to address risks that may not be adequately represented in the risk rating migration model. Among other things, these adjustments include and account for differences in: (i) changes in lending policies and procedures; (ii) changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments; (iii) changes in the experience, ability and depth of lending management and other relevant staff; (iv) changes in the quality of our loan review system; (v) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (vi) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

The Company utilizes a two-year reasonable and supportable forecast period after which estimated losses revert to historical loss experience immediately for the remaining life of the loan. In establishing its estimate of expected credit losses, the Company utilizes five externally-sourced forward-looking economic scenarios developed by Moody’s Analytics (“Moody’s”) so as to incorporate uncertainties related to the economic environment. These scenarios, which range from more benign to more severe economic outlooks, include a ‘most likely outcome’ (the “Baseline” scenario) and four less likely scenarios referred to as the “Upside” and “Downside” scenarios. Each scenario is assigned a weighting with a majority of the weighting placed on the Baseline scenario and lower weights placed on both the Upside and Downside scenarios. The weighting assigned by management is based on the economic outlook and available information at the reporting date. The

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

model projects economic variables under each scenario based on detailed statistical analyses. The Company has identified and selected key variables that most closely correlated to its historical credit performance, which include: Gross domestic product, unemployment, and three collateral indices: the Commercial Property Price Index, the Commercial Property Price Apartment Index and the Case-Shiller Home Price Index.

Allowance for Individually Evaluated Loans. The Company measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of all TDRs (prior to the adoption of ASU 2022-02) and non-accrual loans with an outstanding balance of $500,000 or greater. Loans individually evaluated for impairment are assessed to determine that the loan’s carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each individually evaluated loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows for historical TDRs (prior to adoption of ASU 2022-02) which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Individually evaluated loans that have no impairment losses are not considered for collective allowances described above. Since adoption of ASU 2022-02, the Company no longer establishes a specific reserve for loan modifications to borrowers experiencing financial difficulty. Instead, these modified loans are included in their respective pool and a historical loss rate is applied to the current loan balance to arrive at the quantitative and qualitative baseline portion of the allowance for credit losses.

PCD Loans. Loans classified as PCD loans are acquired loans where there is evidence of more than insignificant credit deterioration since their origination. We consider various factors in connection with the determination of the amount of the allowance for these loans, including past due or non-accrual status, credit risk rating declines, and any write downs recorded based on the collectability of the asset, among other factors. Under the CECL methodology, the Company elected to maintain pools of loans that were previously accounted for under Accounting Standards Codification (“ASC”) Subtopic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality, and will continue to account for these pools as a unit of account. Loans are only removed from existing pools if they are written off, paid off, or sold. Under CECL, the allowance for credit losses was determined for each pool and added to the pool’s carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Subsequent increases or decreases in the allowance for credit losses related to PCD loans is recorded as provision expense.

Off-Balance Sheet. The Company also maintains a reserve for estimated losses on off-balance sheet credit risks related to loan commitments and stand-by letters of credit. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. The allowance for credit losses for off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets and the corresponding provision is included in other non-interest expense.

While management uses available information to estimate credit losses on loans, future additions may be necessary based on changes in conditions, including changes in economic conditions and forecasts, particularly in Richmond and Kings counties in New York, and Hunterdon, Mercer, Union and Middlesex counties in New Jersey and, to a lesser extent, eastern Pennsylvania. Accordingly, as with most financial institutions in the market area, the ultimate collectability of a substantial portion of the Company’s loan portfolio is susceptible to changes in conditions in the Company’s marketplace. In addition, future changes in laws and regulations could make it more difficult for the Company to collect all contractual amounts due on its loans.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Prior to the adoption of ASU 2022-02, the Company classified certain loans as TDRs, which are loans where terms have been modified because of deterioration in the financial condition of the borrower. Modifications could include extension of the repayment terms of the loan, reduced interest rates, or forgiveness of accrued interest and/or principal. Once an obligation

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

has been restructured because of such credit problems, it continues to be considered restructured until paid in full or, if the obligation yields a market rate (a rate equal to the rate the Company was willing to accept at the time of the restructuring for a new loan with comparable risk), until the year subsequent to the year in which the restructuring takes place, provided the borrower has performed under the modified terms for a consecutive six-month period. The Company records an impairment charge equal to the difference between the present value of estimated future cash flows under the restructured terms discounted at the original loan’s effective interest rate, or the underlying collateral value, less estimated costs to sell, if the loan is collateral dependent. Changes in present values attributable to the passage of time are recorded as a component of the provision for credit losses. Since the adoption of ASU 2022-02, the Company has ceased to recognize or measure new TDRs but those existing at December 31, 2022 remain until settled.

A loan is considered past due when it is not paid in accordance with its contractual terms. The accrual of income on loans, including impaired loans held-for-investment, and other loans in the process of foreclosure, is generally discontinued when a loan becomes 90 days or more delinquent, or sooner when certain factors indicate that the ultimate collection of principal and interest is in doubt. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed against interest income, and income is recognized subsequently only in the period that cash is received, provided no principal payments are due and the remaining principal balance outstanding is deemed collectible. A non-accrual loan is not returned to accrual status until both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a consecutive six-month period.

(g) Federal Home Loan Bank (“FHLB”) Stock

The Bank, as a member of the FHLB of New York (“FHLBNY”), is required to hold shares of capital stock in the FHLB as a condition to both becoming a member and engaging in certain transactions with the FHLB. The minimum investment requirement is determined by a “membership” investment component and an “activity-based” investment component. The membership investment component is the greater of 0.125% of the Bank’s mortgage-related assets, as defined by the FHLB, or $1,000. The activity-based investment component is equal to 4.5% of the Bank’s outstanding advances with the FHLB. The activity-based investment component also considers other transactions, including assets originated for or sold to the FHLB, and delivery commitments issued by the FHLB. The Company currently does not enter into these other types of transactions with the FHLB.

On at least a quarterly basis, we perform an impairment analysis of FHLB stock in which we evaluate, among other things, (i) its earnings performance, including the significance of any decline in net assets of the FHLB as compared to the regulatory capital amount of the FHLB, (ii) the commitment by the FHLB to continue dividend payments, and (iii) the liquidity position of the FHLB. We did not consider our investment in FHLB stock to be impaired at December 31, 2025 or 2024.

(h) Operating Leases

During the normal course of business, the Company enters into agreements, and at inception it determines if a particular agreement is a lease. The Company’s operating lease agreements relate primarily to its corporate offices and bank branch offices. The agreements are recorded as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, and represent the right to use an underlying asset for the lease term and the obligation to make lease payments arising from the lease. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

(i) Premises and Equipment, Net

Premises and equipment, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment, including capital leases, are computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of significant classes of assets are generally as follows: buildings – forty years; furniture and equipment – five to seven years; and purchased computer software – three years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the improvements. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or sale, any gain or loss is credited or charged to operations.

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Notes to Consolidated Financial Statements (Continued)

(j) Bank-Owned Life Insurance

The Company has purchased bank-owned life insurance contracts to help fund its obligations for certain employee benefit costs. The Company’s investment in such insurance contracts has been reported on the consolidated balance sheets at their cash surrender values. Changes in cash surrender values and death benefit proceeds received in excess of the related cash surrender values are recorded as non-interest income.

(k) Goodwill

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and other intangible assets.

Goodwill is deemed to have an indefinite useful life and as such is not subject to amortization, and instead is subject to impairment testing at the reporting unit level, which must be conducted either at least annually, as well as when events or changes in circumstances indicate the assets might be impaired and/or upon the occurrence of a triggering event. Various factors, such as the Company’s results of operations, the trading price of the Company’s common stock relative to the book value per share, macroeconomic conditions and conditions in the banking sector, inform whether a triggering event for an interim goodwill impairment test has occurred. Goodwill is recorded and evaluated for impairment at its reporting unit, the Company. The Company’s policy is to test goodwill for impairment annually as of December 31, or on an interim basis if an event triggering an impairment assessment is determined to have occurred.

The Company has determined that it has a single reporting unit. If the fair values of the reporting unit exceed the book value, no write-down of recorded goodwill is required. If the fair value of a reporting unit is less than book value, an expense may be required to write-down the related goodwill to the proper carrying value. Any impairment would be recorded through a reduction of goodwill or other intangible asset and an offsetting charge to non-interest expense.

Testing of goodwill impairment comprises a two-step process. First, the Company performs a qualitative assessment to evaluate relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that an impairment has occurred, it proceeds to the quantitative impairment test, whereby it calculates the fair value of the reporting unit and compares it with its carrying amount, including goodwill. In its performance of impairment testing, the Company has the unconditional option to proceed directly to the quantitative impairment test, bypassing the qualitative assessment. If the carrying amount of the reporting unit exceeds the fair value, the amount by which the carrying amount exceeds fair value, up to the carrying value of goodwill, is recorded through income (loss) as an impairment charge. If the results of the qualitative assessment indicate that it is not more likely than not that an impairment has occurred, or if the quantitative impairment test results in a fair value of the reporting unit that is greater than the carrying amount, then no impairment charge is recorded.

During the fourth quarter of 2025, as a result of recent market acquisitions of the Company’s peers at a price less than book value per share, and, additionally considering Columbia Financial, Inc’s proposed merger with the Company at a price lower than book value, management determined that a triggering event had occurred and as a result of the triggering event management determined that the fair value of the Company’s sole reporting unit did not exceed the carrying amount as of December 31, 2025, which resulted in a determination that goodwill had become fully impaired. The goodwill impairment charge of $41.0 million reduced the carrying value of the Company’s goodwill to zero as of December 31, 2025. The impaired goodwill was primarily related to the Company’s acquisitions of Liberty Bank in 2002, Hopewell Valley Community Bank in 2016, and VSB Bancorp Inc. in 2020. The goodwill impairment charge was non-cash, non-tax deductible and had no impact on the Company’s asset quality, liquidity or regulatory capital ratios.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. When applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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Notes to Consolidated Financial Statements (Continued)

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company records income tax-related interest and penalties, if applicable, within income tax expense.

(m) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted (and without interest) net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

(n) Securities Sold Under Agreements to Repurchase and Other Borrowings

The Company enters into sales of securities under agreements to repurchase (Repurchase Agreements) and collateral pledge agreements (Pledge Agreements) with selected dealers and banks. Such agreements are accounted for as secured financing transactions since the Company maintains effective control over the transferred or pledged securities and the transfer meets the other accounting and recognition criteria as required by the transfer and servicing topic of the FASB Accounting Standards. Obligations under these agreements are reflected as a liability on the consolidated balance sheets. Securities underlying the agreements are maintained at selected dealers and banks as collateral for each transaction executed and may be sold or pledged by the counterparty. Collateral underlying Repurchase Agreements that permit the counterparty to sell or pledge the underlying collateral is disclosed on the consolidated balance sheets as “encumbered.” The Company retains the right under all Repurchase Agreements and Pledge Agreements to substitute acceptable collateral throughout the terms of the agreement.

(o) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and the change in unrealized holding gains and losses on debt securities available-for-sale, change in actuarial gains and losses on other post-retirement benefits, and change in service cost on other postretirement benefits, net of taxes. Comprehensive income (loss) and its components is presented on the consolidated statements of comprehensive income.

(p) Benefits

The Company sponsors a defined postretirement benefit plan that provides for medical and life insurance coverage to a limited number of retirees, as well as life insurance to all qualifying employees of the Company. The estimated cost of postretirement benefits earned is accrued during an individual’s estimated service period to the Company. The Company recognizes on its balance sheet the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation at the end of our calendar year. The actuarial gains and losses and the prior service costs and credits that arise during the period are recognized as a component of other comprehensive income (loss), net of tax.

Funds borrowed by the Employee Stock Ownership Plan (the “ESOP”) from the Company to purchase the Company’s common stock are being repaid from the Bank’s contributions over a period of up to 30 years. The Company’s common stock not yet allocated to participants is recorded as a reduction of stockholders’ equity at cost. The Company records compensation expense related to the ESOP at an amount equal to the shares committed to be released by the ESOP multiplied by the average fair value of our common stock during the reporting period.

The Company recognizes the grant-date fair value of stock-based awards issued to participants’ as compensation cost on the consolidated statements of comprehensive income. The fair value of common stock awards is based on the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The expense related to stock options is based on the estimated fair value of the options at the date of the grant using the Black-Scholes pricing model. The awards are fixed in nature and compensation cost related to stock-based awards is recognized on a straight-line basis over the requisite service periods. The Company accounts for forfeitures as they occur.

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Notes to Consolidated Financial Statements (Continued)

The Bank has a 401(k) plan covering substantially all employees. Contributions to the plan are expensed as incurred.

(q) Segment Reporting

As a community-focused financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company’s only operating segment for financial reporting purposes.

(r) Net Income per Common Share

Net income per common share-basic is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding, excluding unallocated ESOP shares and unearned common stock award shares. The weighted average common shares outstanding includes the average number of shares of common stock outstanding, including shares allocated or committed to be released ESOP shares. Net income per common share-diluted is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if stock options and unvested shares of restricted stock were exercised and converted into common stock.

When applying the treasury stock method we add the assumed proceeds from option exercises and the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divided this sum by our average stock price for the period to calculate assumed shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted earnings per share.

At December 31, 2025, 2024, and 2023, there were 56,564, 61,290, and 77,772 dilutive shares outstanding, respectively.

(s) Other Real Estate Owned

Assets acquired through loan foreclosure, or deed-in-lieu of, are held for sale and are initially recorded at estimated fair value, less estimated selling costs, when acquired, thus establishing a new cost basis. Costs after acquisition are generally expensed. If the estimated fair value of the asset subsequently declines, a write-down is recorded through other non-interest expense.

(t) Advertising Costs

Advertising costs are expensed in the period they are incurred.

(u) Derivatives

The Company records all derivatives on the Consolidated Balance Sheets at fair value. The Company has interest rate derivatives resulting from a service provided to certain qualified borrowers in a loan-related transaction and, therefore, are not used to manage interest rate risk in the Company’s assets or liabilities. As such, all changes in fair value of the Company’s interest rate derivatives are recognized directly in earnings. The fair value of the Company’s derivatives is determined using discounted cash flow analysis using observable market-based inputs, which are considered Level 2 inputs.

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Notes to Consolidated Financial Statements (Continued)

(2) Debt Securities Available-for-Sale

The following is a comparative summary of mortgage-backed securities and other debt securities available-for-sale at December 31, 2025 and 2024 (in thousands):

	December 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$607	$—	$(49)	$558
Mortgage-backed securities:
Pass-through certificates:
Government sponsored enterprises (“GSEs”)	515,162	2,508	(10,721)	506,949
Real estate mortgage investment conduits “REMICs”):
GSE	870,020	6,123	(4,044)	872,099

Total mortgage-backed securities	1,385,182	8,631	(14,765)	1,379,048

Other debt securities:
Municipal bonds	614	1	(1)	614
Corporate bonds	32,101	268	(170)	32,199

Total other debt securities	32,715	269	(171)	32,813

Total debt securities available-for-sale	$1,418,504	$8,900	$(14,985)	$1,412,419

	December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	75,734	—	(386)	75,348
Mortgage-backed securities:
Pass-through certificates:
GSE	282,704	—	(21,028)	261,676
REMICs:
GSE	734,086	1,231	(7,974)	727,343

Total mortgage-backed securities	1,016,790	1,231	(29,002)	989,019

Other debt securities:
Municipal bonds	684	1	—	685
Corporate bonds	36,569	134	(938)	35,765

Total other debt securities	37,253	135	(938)	36,450

Total debt securities available-for-sale	$1,129,777	$1,366	$(30,326)	$1,100,817

The following is a summary of the expected maturity distribution of debt securities available-for-sale other than mortgage-backed securities at December 31, 2025 (in thousands):

Available-for-sale	Amortized cost	Estimated fair value
Due in one year or less	$4,310	$4,322
Due after one year through five years	19,012	18,890
Due after five years through ten years	10,000	10,159

	$33,322	$33,371

Contractual maturities for mortgage-backed securities are not included above, as expected maturities on mortgage-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.

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Notes to Consolidated Financial Statements (Continued)

Certain securities available-for-sale are pledged or encumbered to secure borrowings under Pledge Agreements and Repurchase Agreements and for other purposes required by law. At December 31, 2025, and December 31, 2024, the fair value of debt securities available-for-sale that were pledged to secure borrowings and deposits was $686.3 million and $420.4 million, respectively. See Note 9 – “Borrowings” for further discussion regarding securities pledged or encumbered for borrowings.

For the year ended December 31, 2025, the Company had no proceeds on sales of debt securities available-for-sale and no gross realized gains or losses. For the year ended December 31, 2024, the Company had no proceeds on sales of debt securities available-for-sale, with gross realized gains of $1,000 and gross realized losses of $7,000 related to calls of securities. For the year ended December 31, 2023, the Company had no proceeds of on sales of debt securities available-for-sale with gross realized gains of $22,000 and gross realized losses of $39,000 related to calls of securities. The Company recognized net gains of $1.7 million in each of the years ended December 31, 2025, December 31, 2024 and December 31, 2023, on its trading securities portfolio. The Company routinely sells securities when market pricing presents, in management’s assessment, an economic benefit that outweighs holding such security, and when smaller balance securities become cost prohibitive to carry.

Gross unrealized losses on mortgage-backed securities and other debt securities available-for-sale, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2025 and 2024, were as follows (in thousands):

	December 31, 2025
	Less than 12 months		12 months or more		Total
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
U.S. Government agency securities	$—	$—	$(49)	$558	$(49)	$558
Mortgage-backed securities:
Pass-through certificates:
GSE	(92)	51,775	(10,629)	189,412	(10,721)	241,187
REMICs:
GSE	(12)	7,980	(4,032)	120,616	(4,044)	128,596
Other debt securities:
Municipal bonds	(1)	482	—	—	(1)	482
Corporate bonds	(5)	1,995	(165)	18,837	(170)	20,832

Total	$(110)	$62,232	$(14,875)	$329,423	$(14,985)	$391,655

	December 31, 2024
	Less than 12 months		12 months or more		Total
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
U.S. Government agency securities	$—	$—	$(386)	$75,348	$(386)	$75,348
Mortgage-backed securities:
Pass-through certificates:
GSE	(125)	7,329	(20,903)	254,163	(21,028)	261,492
REMICs:
GSE	(285)	105,412	(7,689)	164,262	(7,974)	269,674
Other debt securities:
Municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	(938)	18,066	(938)	18,066

Total	$(410)	$112,741	$(29,916)	$511,839	$(30,326)	$624,580

The Company held 99 pass-through mortgage-backed securities issued or guaranteed by GSEs, 62 REMIC mortgage-backed securities issued or guaranteed by GSEs, three corporate bonds, and one U.S. Government agency securities that were in a continuous unrealized loss position of twelve months or greater at December 31, 2025. There were four pass-through mortgage-backed securities issued or guaranteed by GSEs, two REMIC mortgage-backed securities issued or guaranteed by GSEs, one corporate bond and one municipal bond that were in an unrealized loss position of less than twelve months at December 31, 2025. Substantially all securities referred to above were rated investment grade at December 31, 2025.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Available-for-sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as relevant information at the individual security level such as credit deterioration of the issuer or collateral underlying the security. In assessing the impairment, the Company compares the present value of cash flows expected to be collected with the amortized cost basis of the security. If it is determined that the decline in fair value was due to credit losses, an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. The Company did not recognize any allowance for credit losses on its available-for-sale debt securities during the years ended December 31, 2025 or 2024. The Company does not intend to sell its available-for-sale debt securities in an unrealized loss position and it is likely that it will not be required to sell the securities before their anticipated recovery.

The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. The Company also assesses its intent to sell the securities (as well as the likelihood of a near-term recovery). If the Company intends to sell an available-for-sale debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings.

The Company has made the accounting policy election to exclude accrued interest receivable on available-for-sale securities from the estimate of credit losses. Accrued interest receivable associated with debt securities available-for-sale totaled $4.2 million and $3.1 million at December 31, 2025 and December 31, 2024, respectively, and was reported in accrued interest receivable on the consolidated balance sheets. The Company elected not to measure an allowance for credit losses on accrued interest receivable, as an allowance on possible uncollectible accrued interest is not warranted.

(3)	Debt Securities Held-to-Maturity

The following is a summary of mortgage-backed securities held-to-maturity at December 31, 2025 and 2024 (in thousands):

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities:
Pass-through certificates:
GSEs	$8,339	$99	$(294)	$8,144

Total securities held-to-maturity	$8,339	$99	$(294)	$8,144

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities:
Pass-through certificates:
GSEs	$9,303	$16	$(557)	$8,762

Total securities held-to-maturity	$9,303	$16	$(557)	$8,762

Contractual maturities for mortgage-backed securities are not presented, as expected maturities on mortgage-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. There were no sales of held-to-maturity securities for the years ended December 31, 2025, 2024 or 2023.

At December 31, 2025, and December 31, 2024, debt securities held-to-maturity with a carrying value of $6.7 million and $9.1 million, respectively, were pledged to secure repurchase agreements and deposits. See Note 9 – “Borrowings” for further discussion regarding securities pledged or encumbered for borrowings.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Gross unrealized losses on mortgage-backed securities held-to-maturity, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and December 31, 2024 were as follows (in thousands):

	December 31, 2025
	Less than 12 months		12 months or more		Total
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
Mortgage-backed securities:
Pass-through certificates:
GSE	$—	$—	$(294)	$5,922	$(294)	$5,922

Total	$—	$—	$(294)	$5,922	$(294)	$5,922

	December 31, 2024
	Less than 12 months		12 months or more		Total
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
Mortgage-backed securities:
Pass-through certificates:
GSE	$—	$—	$(557)	$5,974	$(557)	$5,974

Total	$—	$—	$(557)	$5,974	$(557)	$5,974

The Company held nine pass-through mortgage-backed debt securities held-to-maturity issued or guaranteed by GSEs that were in a continuous unrealized loss position of twelve months or greater at December 31, 2025.

The Company’s held-to-maturity securities are residential mortgage-backed securities issued by Ginnie Mae, Freddie Mac and Fannie Mae, and it is expected that the securities will not be settled at prices less than the amortized cost bases of the securities as such securities are backed by the full faith and credit of and/or guaranteed by the U.S. Government. Accordingly, no allowance for credit losses has been recorded for these securities.

The Company has made the accounting policy election to exclude accrued interest receivable on held-to-maturity securities from the estimate of credit losses. Accrued interest receivable associated with held-to-maturity securities totaling $30,000 and $33,000, respectively, at December 31, 2025 and December 31, 2024 was reported in accrued interest receivable on the consolidated balance sheets. The Company elected not to measure an allowance for credit losses on accrued interest receivable, as an allowance on possible uncollectible accrued interest is not warranted.

(4)	Equity Securities

At December 31, 2025 and December 31, 2024, equity securities totaled $5.0 million and $14.3 million, respectively. Equity securities consisted of an investment in a private Small Business Administration (“SBA”) Loan Fund (the “SBA Loan Fund”) recorded at net asset value of $5.0 million and $10.0 million at December 31, 2025 and December 31, 2024, respectively, and money market mutual funds, recorded at fair value of $0 and $4.3 million, at December 31, 2025 and December 31, 2024, respectively. As the SBA Loan Fund operates as a private fund, its shares are not publicly traded and, therefore, have no readily determinable market value. The SBA Loan Fund was recorded at net asset value as a practical expedient for reporting fair value.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5)	Loans

The following table summarizes the Company’s loans held-for-investment, net, (in thousands):

	December 31,
	2025	2024
Real estate loans:
Multifamily	$2,361,365	$2,597,484
Commercial mortgage	911,390	889,801
One-to-four family residential mortgage	165,100	150,217
Home equity and lines of credit	198,557	174,062
Construction and land	44,522	35,897

Total real estate loans	3,680,934	3,847,461

Commercial and industrial loans	166,167	163,425
Other loans	1,409	2,165

Total commercial and industrial and other loans	167,576	165,590

Loans held-for-investment, net (excluding PCD)	3,848,510	4,013,051
PCD	8,263	9,173

Total loans held-for-investment, net	3,856,773	4,022,224
Allowance for credit losses	(38,144)	(35,183)

Net loans held-for-investment	$3,818,629	$3,987,041

The Company had loans held-for-sale of $0 and $4.9 million at December 31, 2025 and December 31, 2024, respectively.

In addition to originating loans, the Company may acquire loans through portfolio purchases or acquisitions of other companies. Purchased loans that have evidence of more than insignificant credit deterioration since origination are deemed PCD loans. For PCD loans, each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. PCD loans totaled $8.3 million at December 31, 2025, as compared to $9.2 million at December 31, 2024. The majority of the PCD loan balances were acquired as part of an FDIC-assisted transaction. At December 31, 2025, PCD loans consisted of approximately 10% one-to-four family residential loans, 21% commercial real estate loans, 58% commercial and industrial loans, and 11% in home equity loans. At December 31, 2024, PCD loans consisted of approximately 9% one-to-four family residential loans, 25% commercial real estate loans, 55% commercial and industrial loans, and 11% in home equity loans.

Credit Quality Indicators

The Company monitors the credit quality of its loan portfolio on a regular basis. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that loan-to-value (“LTV”) ratios (at period end) and internally assigned credit risk ratings by loan type are the key credit quality indicators that best measure the credit quality of the Company’s loan receivables. LTV ratios used by management in monitoring credit quality are based on current period loan balances and original appraised values at the time of origination (unless a current appraisal has been obtained as a result of the loan being deemed impaired).

The Company maintains a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. This risk rating is reviewed periodically and adjusted if necessary. Monthly, management presents monitored assets to the Loan Committee of the Board of Directors. In addition, the Company engages a third-party independent loan reviewer that performs semi-annual reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the provision for credit losses on loans and the allowance for credit losses for loans held-for-investment. After determining the loss factor for each portfolio segment held-for-investment, the collectively evaluated for impairment balance of the held-for-investment portfolio is multiplied by the collectively evaluated for impairment loss factor for the respective portfolio segment in order to determine the allowance for loans collectively evaluated for impairment.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

When assigning a credit risk rating to a loan, management utilizes the Bank’s internal nine-point credit risk rating system.

1.	Strong

2.	Good

3.	Acceptable

4.	Adequate

5.	Watch

6.	Special Mention

7.	Substandard

8.	Doubtful

9.	Loss

Loans rated 1 to 5 are considered pass ratings. An asset is classified substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets have well defined weaknesses based on objective evidence, and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable based on current circumstances. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets which do not currently expose the Company to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses, are required to be designated special mention.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following tables presents the Company’s loans held-for-investment and current period gross charge-offs, excluding PCD loans, by loan class, credit risk ratings and year of origination, at December 31, 2025, and December 31, 2024, (in thousands):

	December 31, 2025
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Real Estate:
Multifamily
Pass	$102,597	$4,818	$84,164	$561,040	$600,369	$990,193	$284	$2,343,465
Special mention	—	—	—	—	1,166	6,325	—	7,491
Substandard	—	—	—	—	—	10,409	—	10,409

Total multifamily	102,597	4,818	84,164	561,040	601,535	1,006,927	284	2,361,365
Commercial mortgage
Pass	92,786	61,761	85,492	183,083	135,579	326,204	2,346	887,251
Special mention	—	—	—	—	—	8,064	—	8,064
Substandard	—	—	—	6,525	—	9,265	285	16,075

Total commercial mortgage	92,786	61,761	85,492	189,608	135,579	343,533	2,631	911,390

One-to-four family residential
Pass	20,730	16,026	13,439	20,964	11,407	80,563	640	163,769
Substandard	—	—	—	—	—	1,331	—	1,331

Total one-to-four family residential	20,730	16,026	13,439	20,964	11,407	81,894	640	165,100

Home equity and lines of credit
Pass	14,828	12,458	15,300	27,309	10,564	19,831	95,525	195,815
Special mention	—	—	—	64	—	—	—	64
Substandard	104	—	438	1,419	543	174	—	2,678

Total home equity and lines of credit	14,932	12,458	15,738	28,792	11,107	20,005	95,525	198,557

Construction and land
Pass	20,120	1,375	9,409	8,051	—	5,567	—	44,522

Total construction and land	20,120	1,375	9,409	8,051	—	5,567	—	44,522

Total real estate loans	251,165	96,438	208,242	808,455	759,628	1,457,926	99,080	3,680,934

Commercial and industrial
Pass	9,971	12,546	12,222	15,355	9,791	5,887	87,829	153,601
Special mention	—	—	555	—	—	—	2,384	2,939
Substandard	—	2,520	3,152	882	1,447	369	1,257	9,627

Total commercial and industrial	9,971	15,066	15,929	16,237	11,238	6,256	91,470	166,167

Current-period gross charge-offs	—	67	855	2,371	1,112	935	—	5,340

Other
Pass	1,365	—	—	—	—	15	26	1,406
Substandard	—	—	—	—	—	3	—	3

Total other	1,365	—	—	—	—	18	26	1,409

Total loans held-for-investment	$262,501	$111,504	$224,171	$824,692	$770,866	$1,464,200	$190,576	$3,848,510

Total current-period gross charge-offs (1)	$—	$67	$855	$2,371	$1,112	$935	$—	$5,340

(1)	Excludes $343,000 of current period gross charge-offs of PCD loans.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

	December 31, 2024
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Real Estate:
Multifamily
Pass	$4,881	$86,169	$594,887	$628,886	$449,955	$819,582	$493	$2,584,853
Special mention	—	—	—	1,197	1,131	1,445	—	3,773
Substandard	—	—	—	—	—	8,858	—	8,858

Total multifamily	4,881	86,169	594,887	630,083	451,086	829,885	493	2,597,484

Current-period gross charge-offs	—	—	—	—	—	136	—	136

Commercial mortgage
Pass	63,034	87,164	195,575	149,231	61,214	309,280	1,200	866,698
Special mention	—	—	—	—	2,701	9,297	—	11,998
Substandard	—	—	—	—	—	10,812	293	11,105

Total commercial mortgage	63,034	87,164	195,575	149,231	63,915	329,389	1,493	889,801

One-to-four family residential
Pass	8,929	6,597	23,452	11,728	6,547	91,404	920	149,577
Substandard	—	—	—	—	—	640	—	640

Total one-to-four family residential	8,929	6,597	23,452	11,728	6,547	92,044	920	150,217

Home equity and lines of credit
Pass	15,231	19,647	31,378	12,209	6,499	16,966	70,453	172,383
Special mention	—	—	68	—	—	—	—	68
Substandard	—	—	1,008	421	23	159	—	1,611

Total home equity and lines of credit	15,231	19,647	32,454	12,630	6,522	17,125	70,453	174,062

Construction and land
Pass	3,532	11,254	2,281	625	13,570	4,635	—	35,897

Total construction and land	3,532	11,254	2,281	625	13,570	4,635	—	35,897

Total real estate loans	95,607	210,831	848,649	804,297	541,640	1,273,078	73,359	3,847,461

Commercial and industrial
Pass	15,733	14,768	19,043	13,539	2,977	6,680	82,552	155,292
Special mention	—	770	264	168	—	—	—	1,202
Substandard	2,494	733	1,217	1,280	72	131	1,004	6,931

Total commercial and industrial	18,227	16,271	20,524	14,987	3,049	6,811	83,556	163,425

Current-period gross charge-offs	—	387	3,249	2,966	73	198	—	6,873

Other
Pass	2,096	—	—	—	—	11	53	2,160
Substandard	—	—	—	—	—	5	—	5

Total other	2,096	—	—	—	—	16	53	2,165

Total loans held-for-investment	$115,930	$227,102	$869,173	$819,284	$544,689	$1,279,905	$156,968	$4,013,051

Total current-period gross charge-offs	$—	$387	$3,249	$2,966	$73	$334	$—	$7,009

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Past Due and Non-Accrual Loans

Included in loans receivable held-for-investment are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The recorded investment of these non-accrual loans was $15.2 million and $14.3 million at December 31, 2025, and December 31, 2024, respectively. Generally, originated loans are placed on non-accrual status when they become 90 days or more delinquent, or sooner if considered appropriate by management, and remain on non-accrual status until they are brought current, have six consecutive months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status.

When an individual loan no longer demonstrates the similar credit risk characteristics as other loans within its current segment, the Company evaluates each for expected credit losses on an individual basis. All non-accrual loans $500,000 and above and all loans designated as TDRs prior to adoption of ASU 2022-02 are individually evaluated. The non-accrual amounts included in loans individually evaluated for impairment were $8.8 million and $9.6 million at December 31, 2025, and December 31, 2024, respectively. Loans on non-accrual status with principal balances less than $500,000, and therefore not meeting the Company’s definition of an individually evaluated loan, amounted to $6.4 million at December 31, 2025, and $4.7 million at December 31, 2024. Loans past due 90 days or more and still accruing interest were $925,000 and $1.2 million at December 31, 2025, and December 31, 2024, respectively, and consisted of loans that are well-secured and in the process of collection.

The following tables set forth the detail, and delinquency status, of non-performing loans (non-accrual loans and loans past due 90 days or more and still accruing), net of deferred fees and costs, at December 31, 2025, and December 31, 2024, excluding PCD loans (in thousands):

	December 31, 2025
	Total Non-Performing Loans
	Non-Accruing Loans
	Current	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non-Performing Loans
Loans held-for-investment:
Real estate loans:
Multifamily
Substandard	$2,266	$—	$1,422	$3,688	$—	$3,688

Total multifamily	2,266	—	1,422	3,688	—	3,688

Commercial mortgage
Substandard	61	188	4,763	5,012	51	5,063

Total commercial mortgage	61	188	4,763	5,012	51	5,063

One-to-four family residential
Pass	—	—	—	—	—	—
Substandard	—	—	—	—	863	863

Total one-to-four family residential	—	—	—	—	863	863

Home equity and lines of credit
Pass	—	—	—	—	7	7
Substandard	—	100	1,678	1,778	—	1,778

Total home equity and lines of credit	—	100	1,678	1,778	7	1,785

Total real estate	2,327	288	7,863	10,478	921	11,399

Commercial and industrial loans
Substandard	2,746	122	1,864	4,732	—	4,732

Total commercial and industrial loans	2,746	122	1,864	4,732	—	4,732

Other loans
Substandard	—	—	—	—	4	4

Total other	—	—	—	—	4	4

Total non-performing loans	$5,073	$410	$9,727	$15,210	$925	$16,135

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

At December 31, 2025, the Company did not have any non-accrual loans held-for-sale, which are not included in the above table.

	December 31, 2024
	Total Non-Performing Loans
	Non-Accruing Loans
	Current	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non-Performing Loans
Loans held-for-investment:
Real estate loans:
Multifamily
Substandard	$1,727	$—	$882	$2,609	$164	$2,773

Total multifamily	1,727	—	882	2,609	164	2,773

Commercial mortgage
Substandard	58	142	4,378	4,578	—	4,578

Total commercial mortgage	58	142	4,378	4,578	—	4,578

One-to-four family residential
Pass	—	—	—	—	748	748
Substandard	—	—	—	—	134	134

Total one-to-four family residential	—	—	—	—	882	882

Home equity and lines of credit
Substandard	19	44	1,207	1,270	140	1,410

Total home equity and lines of credit	19	44	1,207	1,270	140	1,410

Total real estate	1,804	186	6,467	8,457	1,186	9,643

Commercial and industrial loans
Substandard	2,658	247	2,902	5,807	—	5,807

Total commercial and industrial loans	2,658	247	2,902	5,807	—	5,807

Total non-performing loans	$4,462	$433	$9,369	$14,264	$1,186	$15,450

At December 31, 2024, the Company had non-accrual loans held-for-sale of $4.9 million, which are not included in the above table.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following tables set forth the detail and delinquency status of loans held-for-investment, excluding PCD loans, net of deferred fees and costs, at December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025
	Past Due Loans
	30-89 Days Past Due	90 Days or More Past Due	90 Days or More Past Due and Accruing	Total Past Due	Current	Total Loans Receivable, net
Loans held-for-investment:
Real estate loans:
Multifamily
Pass	$471	$—	$—	$471	$2,342,994	$2,343,465
Special mention	—	—	—	—	7,491	7,491
Substandard	—	1,422	—	1,422	8,987	10,409

Total multifamily	471	1,422	—	1,893	2,359,472	2,361,365

Commercial mortgage
Pass	—	—	—	—	887,251	887,251
Special mention	—	—	—	—	8,064	8,064
Substandard	7,172	4,763	51	11,986	4,089	16,075

Total commercial mortgage	7,172	4,763	51	11,986	899,404	911,390

One-to-four family residential
Pass	1,076	—	—	1,076	162,693	163,769
Substandard	48	—	863	911	420	1,331

Total one-to-four family residential	1,124	—	863	1,987	163,113	165,100

Home equity and lines of credit
Pass	757	—	7	764	195,051	195,815
Special mention	—	—	—	—	64	64
Substandard	452	1,678	—	2,130	548	2,678

Total home equity and lines of credit	1,209	1,678	7	2,894	195,663	198,557

Construction and land
Pass	—	—	—	—	44,522	44,522

Total construction and land	—	—	—	—	44,522	44,522

Total real estate	9,976	7,863	921	18,760	3,662,174	3,680,934

Commercial and industrial
Pass	459	—	—	459	153,142	153,601
Special mention	898	—	—	898	2,041	2,939
Substandard	501	1,864	—	2,365	7,262	9,627

Total commercial and industrial	1,858	1,864	—	3,722	162,445	166,167

Other loans
Pass	—	—	4	4	1,402	1,406
Substandard	—	—	—	—	3	3

Total other loans	—	—	4	4	1,405	1,409

Total loans held-for-investment	$11,834	$9,727	$925	$22,486	$3,826,024	$3,848,510

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

	December 31, 2024
	Past Due Loans
	30-89 Days Past Due	90 Days or More Past Due	90 Days or More Past Due and Accruing	Total Past Due	Current	Total Loans Receivable, net
Loans held-for-investment:
Real estate loans:
Multifamily
Pass	$2,381	$—	$—	$2,381	$2,582,472	$2,584,853
Special mention	—	—	—	—	3,773	3,773
Substandard	450	882	164	1,496	7,362	8,858

Total multifamily	2,831	882	164	3,877	2,593,607	2,597,484

Commercial mortgage
Pass	25	—	—	25	866,673	866,698
Special mention	—	—	—	—	11,998	11,998
Substandard	195	4,378	—	4,573	6,532	11,105

Total commercial mortgage	220	4,378	—	4,598	885,203	889,801

One-to-four family residential
Pass	2,406	—	748	3,154	146,423	149,577
Substandard	—	—	134	134	506	640

Total one-to-four family residential	2,406	—	882	3,288	146,929	150,217

Home equity and lines of credit
Pass	1,473	—	—	1,473	170,910	172,383
Special mention	—	—	—	—	68	68
Substandard	44	1,207	140	1,391	220	1,611

Total home equity and lines of credit	1,517	1,207	140	2,864	171,198	174,062

Construction and land
Pass	—	—	—	—	35,897	35,897

Total construction and land	—	—	—	—	35,897	35,897

Total real estate	6,974	6,467	1,186	14,627	3,832,834	3,847,461

Commercial and industrial
Pass	1,648	—	—	1,648	153,644	155,292
Special mention	432	—	—	432	770	1,202
Substandard	711	2,902	—	3,613	3,318	6,931

Total commercial and industrial	2,791	2,902	—	5,693	157,732	163,425

Other loans
Pass	3	—	—	3	2,157	2,160
Substandard	—	—	—	—	5	5

Total other loans	3	—	—	3	2,162	2,165

Total loans held-for-investment	$9,768	$9,369	$1,186	$20,323	$3,992,728	$4,013,051

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following tables summarize information on non-accrual loans, excluding PCD loans, at December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025
	Recorded Investment	Unpaid Principal Balance	With No Related Allowance
Real estate loans:
Multifamily	$3,688	$4,101	$1,681
Commercial mortgage	5,012	5,445	1,256
Home equity and lines of credit	1,778	2,027	—
Commercial and industrial	4,732	15,854	880

Total non-accrual loans	$15,210	$27,427	$3,817

	December 31, 2024
	Recorded Investment	Unpaid Principal Balance	With No Related Allowance
Real estate loans:
Multifamily	$2,609	$3,023	$1,727
Commercial mortgage	4,578	5,011	3,806
Home equity and lines of credit	1,270	1,519	—
Commercial and industrial	5,807	14,693	1,534

Total non-accrual loans	$14,264	$24,246	$7,067

The following table summarizes interest income on non-accrual loans, excluding PCD loans, during the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Real estate loans:
Multifamily	$181	$146
Commercial mortgage	97	150
Home equity and lines of credit	46	36
Commercial and industrial	338	421

Total interest income on non-accrual loans	$662	$753

Collateral-Dependent Loans

Loans for which the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral are considered to be collateral-dependent loans. Collateral can have a significant financial effect in mitigating exposure to credit risk and, where there is sufficient collateral, an allowance for credit losses is not recognized or is minimal. For collateral-dependent loans, the allowance for credit losses is individually assessed based on the fair value of the collateral less estimated costs of sale. The Company’s collateral-dependent loans are secured by real estate, inventory and equipment. Collateral values are generally based on appraisals, which are adjusted for changes in market indices. As of December 31, 2025 and December 31, 2024, the Company had $8.4 million and $8.7 million of collateral-dependent impaired loans, respectively. The collateral-dependent loans at December 31, 2025 consisted of $4.9 million of commercial real estate loans, $1.7 million of multifamily loans, and $965,000 of one-to-four family residential loans, and $839,000 of commercial and industrial loans. The collateral-dependent loans at December 31, 2024 consisted of $5.2 million of commercial real estate loans, $1.7 million of multifamily loans, $1.5 million of commercial and industrial loans, and $264,000 of one-to-four family residential loans. For the years ended December 31, 2025 and 2024, there were no significant deterioration or changes in the collateral securing these loans.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

The Company has modified, and may modify in the future, certain loans to borrowers experiencing financial difficulty. These modifications may include a reduction in interest rate, an extension in term, principal forgiveness and/or other than insignificant payment delay.

The following tables present the amortized cost basis at December 31, 2025 and 2024 of loan modifications made to borrowers experiencing financial difficulty that were modified during the years ended December 31, 2025 and 2024 by class and by type of modification (dollars in thousands):

	Year Ended December 31, 2025
	Payment Delay	Payment Delay and Interest Rate Reduction	Payment Delay, Term Extension, and Interest Rate Reduction	Total	Percentage of Total Class of Financing Receivable
Commercial mortgage	$1,728	$—	$—	$1,728	0.19%
Commercial and industrial	175	203	2,851	3,229	1.94%

Total loans	$1,903	$203	$2,851	$4,957

	Year Ended December 31, 2024
	Principal Forgiveness, Interest Rate Reduction and Term Extension	Payment Delay	Term Extension	Interest Rate Reduction	Payment Delay, Term Extension, and Interest Rate Reduction	Total	Percentage of Total Class of Financing Receivable
Commercial mortgage	$—	$—	$380	$—	$293	$673	0.08%
Home equity and lines of credit	—	—	—	201	—	201	0.12%
Commercial and industrial	2,494	446	—	—	137	3,077	1.88%

Total loans	$2,494	$446	$380	$201	$430	$3,951

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024 (in thousands):

	Weighted- Average Term Extension (in months)	Weighted- Average Interest Rate Reduction
Year Ended December 31, 2025
Commercial and industrial	36	1.80%

Year Ended December 31, 2024
Commercial mortgage	60	3.00%
Home equity and lines of credit	—	3.50%
Commercial and industrial	35	3.87%

There were no commitments to lend additional funds to borrowers experiencing financial difficulty whose terms have been restructured at December 31, 2025.

For modified loans, a subsequent payment default is defined in terms of delinquency, when a principal or interest payment is 90 days past due or classified into non-accrual status during the reporting period. During the preceding twelve months, there was one commercial and industrial loan with a balance of approximately $227,000, at December 2024, that subsequently defaulted and was charged-off in full during the year ended December 31, 2025.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of the modification efforts. The following tables present the aging analysis of loan modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31, 2025
	Current	30-89 Days Past Due	90 Days or More Past Due	Non-Accrual	Total
Commercial mortgage	$3,054	$—	$—	$—	$3,054
Commercial and industrial	1,728	—	—	175	1,903

Total loans	$4,782	$—	$—	$175	$4,957

	Year Ended December 31, 2024
	Current	30-89 Days Past Due	90 Days or More Past Due	Non-Accrual	Total
Commercial mortgage	$673	$—	$—	$—	$673
Home equity and lines of credit	201	—	—	—	201
Commercial and industrial	219	137	—	2,721	3,077

Total loans	$1,093	$137	$—	$2,721	$3,951

(6)	Allowance for Credit Losses (“ACL”) on Loans

Allowance for Collectively Evaluated Loans Held-for-Investment

In estimating the quantitative component of the allowance on a collective basis, the Company uses a risk rating migration model which calculates an expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at the potential default, taking into consideration estimated prepayments, to calculate the quantitative component of the ACL. The metrics are based on the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred using the Company’s own historical loss experience and comparable peer data loss history. The model’s expected losses based on loss history are adjusted for qualitative adjustments to address risks that may not be adequately represented in the risk rating migration model. Among other things, these adjustments include and account for differences in: (i) changes in lending policies and procedures; (ii) changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments; (iii) changes in the experience, ability and depth of lending management and other relevant staff; (iv) changes in the quality of our loan review system; (v) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (vi) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

The Company utilizes a two-year reasonable and supportable forecast period after which estimated losses revert to historical loss experience immediately for the remaining life of the loan. In establishing its estimate of expected credit losses, the Company utilizes five externally-sourced forward-looking economic scenarios developed by Moody’s Analytics (“Moody’s”) so as to incorporate uncertainties related to the economic environment. These scenarios, which range from more benign to more severe economic outlooks, include a “most likely outcome” (the “Baseline” scenario) and four less likely scenarios referred to as the “Upside” and “Downside” scenarios. Each scenario is assigned a weighting with a majority of the weighting placed on the Baseline scenario and lower weights placed on both the Upside and Downside scenarios. The weighting assigned by management is based on the economic outlook and available information at the reporting date. The model projects economic variables under each scenario based on detailed statistical analyses. The Company has identified and selected key variables that most closely correlated to its historical credit performance, which include: Gross domestic product, unemployment, and three collateral indices: the Commercial Property Price Index, the Commercial Property Price Apartment Index and the Case-Shiller Home Price Index.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Allowance for Individually Evaluated Loans

The Company measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of all loans previously modified as TDRs (prior to the adoption of ASU 2022-02) and non-accrual loans with an outstanding balance of $500,000 or greater. Loans individually evaluated for impairment are assessed to determine whether the loan’s carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each individually evaluated loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows for TDRs (prior to the adoption of ASU 2022-02) which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower’s current and projected financial condition. Individually evaluated loans that have no impairment losses are not considered for collective allowances described above. Upon adoption of ASU 2022-02, the Company no longer establishes a specific reserve for loan modifications to borrowers experiencing financial difficulty. Instead, these loan modifications are included in their respective pool and a historical loss rate is applied to the current loan balance to arrive at the quantitative and qualitative baseline portion of the allowance for credit losses.

Allowance for Credit Losses – Off-Balance Sheet Exposures

An ACL for off-balance-sheet exposures represents an estimate of expected credit losses arising from off-balance sheet exposures such as loan commitments, standby letters of credit and unused lines of credit (loans already on the books). Commitments to fund unused lines of credit are agreements to lend additional funds to customers as long as there have been no violations of any of the conditions established in the agreements (original or restructured). Commitments to originate loans generally have a fixed expiration or other termination clauses, which may require payment of a fee. Since some of these loan commitments are expected to expire without being drawn upon, total commitments do not necessarily represent future cash requirements. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. The allowance for credit losses for off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets and the corresponding provision is included in other non-interest expense.

The table below summarizes the allowance for credit losses for off-balance sheet credit exposures as of, and for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Balance at beginning of year	$518	$236
(Benefit)/expense for credit losses	(228)	282

Balance at end of year	$290	$518

A summary of changes in the allowance for credit losses for the years ended December 31, 2025, 2024, and 2023 follows (in thousands):

	December 31,
	2025	2024	2023
Balance at beginning of year	$35,183	$37,535	$42,617
Provision for credit losses	7,402	4,281	1,353
Recoveries	1,242	376	145
Charge-offs	(5,683)	(7,009)	(6,580)

Balance at end of year	$38,144	$35,183	$37,535

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following tables set forth activity in our allowance for credit losses by loan type, as of, and for the years ended, December 31, 2025 and December 31, 2024. The following tables also detail the amount of loans receivable held-for-investment, net of deferred loan fees and costs, that are evaluated, individually and collectively, for impairment, and the related portion of allowance for credit losses that is allocated to each loan portfolio segment (in thousands):

	December 31, 2025
	Real Estate
	Commercial (1)	One-to- Four Family	Home Equity and Lines of Credit	Construction and Land	Commercial and Industrial	Other	Total Loans (excluding PCD)	PCD	Total
Allowance for credit losses:
Beginning balance	$20,949	$2,245	$2,254	$103	$6,724	$4	$32,279	$2,904	$35,183
Charge-offs	—	—	—	—	(5,340)	—	(5,340)	(343)	(5,683)
Recoveries	62	—	—	—	1,143	—	1,205	37	1,242
Provisions (credit)	3,471	(32)	626	(1)	3,315	—	7,379	23	7,402

Ending balance	$24,482	$2,213	$2,880	$102	$5,842	$4	$35,523	$2,621	$38,144

Ending balance: individually evaluated for impairment	$705	$—	$—	$—	$488	$—	$1,193	$—	$1,193

Ending balance: collectively evaluated for impairment	$23,777	$2,213	$2,880	$102	$5,354	$4	$34,330	$—	$34,330

Ending balance: PCD loans evaluated for impairment (2)	$—	$—	$—	$—	$—	$—	$—	$2,621	$2,621

Loans, net:
Ending balance	$3,272,755	$165,100	$198,557	$44,522	$166,167	$1,409	$3,848,510	$8,263	$3,856,773

Ending balance: individually evaluated for impairment	$7,211	$1,234	$16	$—	$3,278	$—	$11,739	$—	$11,739

Ending balance: collectively evaluated for impairment	$3,265,544	$163,866	$198,541	$44,522	$162,868	$1,409	$3,836,750	$—	$3,836,750

Ending balance: PCD loans evaluated for impairment (2)	$—	$—	$—	$—	$—	$—	$—	$8,263	$8,263

PPP loans not evaluated for impairment (3)	$—	$—	$—	$—	$21	$—	$21	$—	$21

(1)	Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.
(2)	Upon adoption of CECL, the Company elected to maintain pools of PCD loans that were previously accounted for under ASC 310-30, and will continue to evaluate PCD loans under this guidance.
(3)	PPP loans are guaranteed by the SBA and therefore excluded from the allowance for credit losses.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

	December 31, 2024
	Real Estate
	Commercial (1)	One-to- Four Family	Home Equity and Lines of Credit	Construction and Land	Commercial and Industrial	Other	Total Loans (excluding PCD)	PCD	Total
Allowance for credit losses:
Beginning balance	$23,255	$3,285	$1,705	$149	$6,050	$6	$34,450	$3,085	$37,535
Charge-offs	(136)	—	—	—	(6,873)	—	(7,009)	—	(7,009)
Recoveries	57	9	92	—	218	—	376	—	376
Provisions (credits)	(2,227)	(1,049)	457	(46)	7,329	(2)	4,462	(181)	4,281

Ending balance	$20,949	$2,245	$2,254	$103	$6,724	$4	$32,279	$2,904	$35,183

Ending balance: individually evaluated for impairment	$—	$—	$2	$—	$1,274	$—	$1,276	$—	$1,276

Ending balance: collectively evaluated for impairment	$20,949	$2,245	$2,252	$103	$5,450	$4	$31,003	$—	$31,003

Ending balance: PCD loans evaluated for impairment (2)	$—	$—	$—	$—	$—	$—	$—	$2,904	$2,904

Loans, net:
Ending balance	$3,487,285	$150,217	$174,062	$35,897	$163,425	$2,165	$4,013,051	$9,173	$4,022,224

Ending balance: individually evaluated for impairment	$7,730	$555	$20	$—	$4,070	$—	$12,375	$—	$12,375

Ending balance: collectively evaluated for impairment	$3,479,555	$149,662	$174,042	$35,897	$159,237	$2,165	$4,000,558	$—	$4,000,558

Ending balance: PCD loans evaluated for impairment (2)	$—	$—	$—	$—	$—	$—	$—	$9,173	$9,173

PPP loans not evaluated for impairment (3)	$—	$—	$—	$—	$118	$—	$118	$—	$118

(1)	Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.
(2)	Upon adoption of CECL, the Company elected to maintain pools of PCD loans that were previously accounted for under ASC 310-30, and will continue to evaluate PCD loans under this guidance.
(3)	PPP loans are guaranteed by the SBA and therefore excluded from the allowance for credit losses.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)	Premises and Equipment, Net

At December 31, 2025 and 2024, premises and equipment, less accumulated depreciation and amortization, consists of the following (in thousands):

	December 31,
	2025	2024
At cost:
Land	$4,940	$4,940
Buildings and improvements	12,095	12,005
Capital leases	2,619	2,600
Furniture, fixtures, and equipment	34,879	33,873
Leasehold improvements	29,808	29,773

	84,341	83,191
Accumulated depreciation and amortization	(64,403)	(61,206)

Premises and equipment, net	$19,938	$21,985

Depreciation expense for the years ended December 31, 2025, 2024, and 2023, was $3.2 million, $3.6 million, and $3.7 million, respectively. There were no sales of premises and equipment during the year ended December 31, 2025. The Company sold premises and equipment during 2024, with a book balance of $389,000 and realized a gain of $3.4 million. There were no sales of premises and equipment in 2023.

(8)	Deposits

Deposit account balances are summarized as follows (dollars in thousands):

	As of December 31,
	2025		2024
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Transaction:
Negotiable orders of withdrawal and interest-bearing checking	$1,421,244	2.06%	$1,286,154	2.11%
Non-interest bearing checking	736,249	—%	706,976	—%

Total transaction	2,157,493	1.36%	1,993,130	1.36%

Savings:
Money market	275,483	1.84%	272,145	1.87%
Savings	858,600	1.40%	904,163	1.71%

Total savings	1,134,083	1.51%	1,176,308	1.75%

Certificates of deposit:
Under $250,000	582,192	3.41%	844,360	4.10%
$250,000 or more	142,041	3.47%	124,679	4.26%

Total certificates of deposit	724,233	3.42%	969,039	4.12%

Total deposits	$4,015,809	1.77%	$4,138,477	2.12%

The Company had brokered deposits (included in certificates of deposit under $250,000 in the table above) of $40.5 million and $263.4 million at December 31, 2025 and 2024, respectively.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Scheduled maturities of certificates of deposit are summarized as follows (in thousands):

December 31, 2025
2026	$665,931
2027	8,752
2028	9,499
2029	20,659
2030	19,392

Total	$724,233

Interest expense on deposits is summarized as follows (in thousands):

	December 31,
	2025	2024	2023
Transaction	$29,514	$27,676	$16,553
Savings and money market	19,456	22,552	13,855
Certificates of deposit	29,915	32,044	18,345

	$78,885	$82,272	$48,753

(9)	Borrowings

Borrowings consisted of FHLB advances, floating rate advances and other interest-bearing liabilities and are summarized as follows (in thousands):

	December 31,
	2025	2024
FHLB advances (1)	$893,826	$658,472
Floating rate advances and other interest-bearing liabilities	6,390	7,930

	$900,216	$666,402

(1)	Includes a $130.0 million overnight line of credit at December 31, 2025.

All FHLB advances as of December 31, 2025, have fixed rates at rates ranging from 0.95% to 4.66%, averaging 3.85%, and are payable at stated maturities from January 2, 2026, through September 5, 2028, with a prepayment penalty. All FHLB advances as of December 31, 2024, have fixed rates at rates ranging from 0.87% to 4.66%, averaging 3.47%, and were payable at stated maturities from January 10, 2025, through July 3, 2028, with a prepayment penalty.

At December 31, 2025 and 2024, FHLB advances had contractual maturities as follows (in thousands):

December 31, 2025
FHLB Advances
2026	$558,483
2027	173,000
2028	162,343

$893,826

December 31, 2024
FHLB Advances
2025	$183,184
2026	148,000
2027	173,000
2028	154,288

$658,472

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Further information regarding FHLB advances, repurchase agreements and Bank Term Funding Program (“BTFB”) borrowings is summarized as follows (in thousands):

	December 31,
	2025	2024	2025	2024	2025	2024
	FHLB Advances		Repurchase Agreements		BTFP Borrowings
Average balance during year	$730,203	$706,473	$—	$9,699	$—	$259,031
Maximum outstanding at any month end	$893,826	$783,553	$—	$25,000	$—	$374,500
Weighted average interest rate at end of year	3.85%	3.47%	—%	—%	—%	—%
Weighted average interest rate during year	4.04%	3.55%	—%	2.46%	—%	4.83%

FHLB advances are secured by a blanket lien on unencumbered securities and the Company’s FHLB capital stock. All FHLB advances have fixed rates

The Company had no repurchase agreements or BTFP borrowings at December 31, 2025 or 2024.

The BTFP was established by the Board of Governors of the Federal Reserve System. The BTFP was created in March 2023 in response to industry events to provide banks with additional liquidity via a secured line of credit collateralized by eligible pledged securities. In January 2024, the Company borrowed $300 million from the Federal Reserve Bank through the BTFP program at favorable terms and conditions and invested the proceeds at higher rates. These borrowings were repaid in full as of December 31, 2024. The BTFP ceased providing borrowings in March 2024.

The Company has the ability to obtain additional funding from the FHLB and Federal Reserve Bank discount window of approximately $1.83 billion, utilizing unencumbered and unpledged securities of $727.1 million and multifamily loans of $1.10 billion at December 31, 2025. The Company expects to have sufficient funds available to meet current commitments in the normal course of business.

(10)	Subordinated Debt

On June 17, 2022, the Company issued $62.0 million in aggregate principal amount of fixed-to-floating subordinated notes (the “Notes”) to certain institutional investors. The Notes mature on June 30, 2032, unless redeemed earlier. The Notes initially bear interest, payable semi-annually in arrears, at a fixed rate of 5.00% per annum until June 30, 2027. Beginning June 30, 2027 and until maturity or redemption, the interest rate applicable to the outstanding principal amount of the Notes due will reset quarterly to an interest rate per annum equal to the then current three-month Secured Overnight Financing Rate plus 200 basis points, payable quarterly in arrears. The Company has the option to redeem the Notes, at par and in whole or in part, beginning on June 30, 2027 and to redeem the Notes at any time in whole upon certain other events. Any redemption of the Notes will be subject to prior regulatory approval to the extent required. Debt issuance costs totaled $1.1 million and are being amortized to maturity. At December 31, 2025 and December 31, 2024, subordinated debt totaled $61.7 million and $61.4 million, respectively, which included $335,000 and $558,000, respectively, of unamortized debt issuance costs. The Company recognized amortization expense of $223,000 for each of the years ended December 31, 2025, 2024 and 2023. On September 16, 2022, the Company exchanged the Notes for the publicly registered subordinated notes.

(11)	Income Taxes

Income tax expense (benefit) consists of the following (in thousands):

	December 31,
	2025	2024	2023
Federal tax expense (benefit):
Current	$11,280	$6,256	$7,438
Deferred	(524)	940	1,880

	10,756	7,196	9,318

State and local tax expense (benefit):
Current	5,959	3,038	3,734
Deferred	(460)	322	1,039

	5,499	3,360	4,773

Total income tax expense	$16,255	$10,556	$14,091

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

A reconciliation between the amount of reported total income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 21 percent for the years ended December 31, 2025, 2024, and 2023, is as follows (dollars in thousands):

	December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
Federal tax expense at statutory rate	$3,581	21.0%	$8,505	21.0%	$10,869	21.0%
Increase (decrease) in taxes resulting from:
State income tax, net of federal income tax (l)	4,344	25.5%	2,654	6.6%	3,770	7.3%
Non-taxable or non-deductible items
Goodwill Impairment	8,612	50.5%	—	—%	—	—%
Bank owned life insurance	(1,484)	(8.7)%	(885)	(2.2)%	(762)	(1.5)%
Incentive stock options expired	580	3.4%	572	1.4%	—	—
Interest expense disallowance	355	2.1%	—	—%	—	—
Other, net (2)	267	1.5%	296	0.7%	214	0.4%
Change in tax rate in accumulated other comprehensive income	—	—	(586)	(1.4)%	—	—

Income tax expense	$16,255	95.3%	$10,556	26.1%	$14,091	27.2%

(1)	State taxes in New Jersey made up the majority (greater than 50%) of the tax effect of this category.
(2)

The other nontaxable or nondeductible items category includes items such as tax exempt interest income, ESOP adjustments, and other non-deductible expenses. None of those items individually or in the aggregate exceeded the 5% quantitative threshold for separate disaggregation.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024, are as follows (in thousands):

	December 31,
	2025	2024
Deferred tax assets:
Allowance for credit losses	$10,971	$10,039
Deferred compensation	2,452	2,630
Accrued salaries	1,219	879
Postretirement benefits	257	261
Equity awards	874	1,397
Straight-line leases adjustment	1,133	1,297
Reserve for accrued interest receivable	735	713
Employee Stock Ownership Plan	627	637
Other	744	778
Depreciation	4,099	3,854
Fair value adjustments of acquired loans	477	524
Unrealized losses on securities	1,839	8,695

Total gross deferred tax assets	25,427	31,704

Deferred tax liabilities:
Fair value adjustments of acquired securities	87	105
Fair value adjustments of deposit liabilities	—	19
Deferred loan fees	2,376	2,427
Other	26	39

Total gross deferred tax liabilities	2,489	2,590

Net deferred tax asset	$22,938	$29,114

Net deferred tax assets are included in other assets on the consolidated balance sheets.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The Company has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is “more likely than not” that the deferred tax asset will be realized through future reversals of existing taxable temporary differences. The conclusion that it is “more likely than not” that the deferred tax asset will be realized is based on the history of earnings and the prospects for continued profitability. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

As a savings institution, the Bank is subject to a special federal tax provision regarding its frozen tax bad debt reserve. At December 31, 2025 and December 31, 2024, the Bank’s federal tax bad debt base-year reserve was $5.9 million, with a related net deferred tax liability of $1.7 million, which has not been recognized since the Bank does not expect that this reserve will become taxable in the foreseeable future. Events that would result in taxation of this reserve include redemptions of the Bank’s stock or certain excess distributions by the Bank to the Company.

A reconciliation of the Company’s uncertain tax positions are as follows (in thousands):

	December 31,
	2025	2024	2023
Beginning balance	$407	$299	$87
Settlements based on tax positions related to prior years	—	(298)	(135)
Additions based on tax positions related to prior years	422	406	347

Ending balance	$829	$407	$299

The following table presents income taxes paid for the years ended December 31, 2025, 2024, and 2023, is as follows (dollars in thousands):

	December 31,
	2025	2024	2023
Federal taxes paid (1)	$7,452	$4,277	$12,404
State and city taxes paid
New York	528	1,072	1,176
New Jersey	1,837	1,101	3,670
New York City	718	708	924
Delaware	200	200	200

Total state and city taxes paid	3,283	3,081	5,970

Total income taxes paid	$10,735	$7,358	$18,374

(1)	The Company has no foreign operations and did not incur foreign income tax expense or pay foreign income taxes during the periods presented.

The Company recognizes interest and penalties on income taxes in income tax expense.

The following years are open for examination or under examination:

•	Federal tax filings for 2022 through present.

•	New York State tax filings for 2022 through present.

•	New York City tax filings for 2022 through present.

•	New Jersey tax filings for 2021 through present.

(12)	Retirement Benefits

The Company has a 401(k) plan for its employees, which provides eligible employees (those salaried employees with at least 30 days of service) the opportunity to invest from 2% to 100% (subject to certain IRS limitations) of their base compensation in certain investment alternatives. The Company contributes an amount equal to 25% of employee contributions on the first 6% of base compensation contributed by eligible employees for the first three years of participation.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

After three years of participation, the Company’s matching contribution increases from 25% to 50% of an employee’s contributions, on the first 6% of base compensation contributed by eligible employees. A member becomes fully vested in the Company’s contributions upon (a) completion of five years of service, or (b) normal retirement, early retirement, permanent disability, or death. The Company’s contribution to this plan amounted to approximately $755,000, $736,000, and $629,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company maintains the Northfield Bank ESOP. The ESOP is a tax-qualified plan invested in the Company’s common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit from the Bank, based on the value of the Company’s common stock. The ESOP purchased 2,463,884 shares of the Company’s common stock in the Company’s initial public offering at a price of $7.13 per share, as adjusted. This purchase was funded with a loan from Northfield Bancorp, Inc. to the ESOP. The outstanding balance of the loan at December 31, 2025 and 2024 was $5.0 million and $5.9 million, respectively. The shares of the Company’s common stock purchased in the initial public offering are pledged as collateral for the loan. Shares are released for allocation to participants as loan payments are made. A total of 107,212 and 106,215 shares were released and allocated to participants of the ESOP for the years ended December 31, 2025 and 2024, respectively. Cash dividends on unallocated shares are utilized to satisfy required debt payments, which releases additional shares to participants.

Upon completion of the Company’s second-step conversion, a second ESOP was established for employees in 2013, which purchased 1,422,357 shares of the Company’s common stock at a price of $10.00 per share. The purchase was funded with a loan from Northfield Bancorp, Inc. to the second ESOP. The outstanding balance at December 31, 2025 and 2024 was $8.9 million and $9.4 million, respectively. The shares of the Company’s common stock purchased in the second-step conversion are pledged as collateral for the loan. Shares are released for allocation to participants as loan payments are made. A total of 54,792 and 54,083 shares were released and allocated to participants of the second ESOP for the years ended December 31, 2025 and 2024, respectively. Cash dividends on unallocated shares are utilized to satisfy required debt payments. Dividends on allocated shares are utilized to prepay debt which releases additional shares to participants.

ESOP compensation expense for both plans for the years ended December 31, 2025, 2024, and 2023 was $1.2 million, $1.1 million, and $1.3 million, respectively.

The Company maintains a Supplemental Employee Stock Ownership Plan (the “SESOP”), a non-qualified plan, that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula due to tax law limits for tax-qualified plans. The supplemental payments for the SESOP consist of cash payments representing the value of Company shares that cannot be allocated to participants under the ESOP due to legal limitations imposed on tax-qualified plans. The Company’s required contributions to the SESOP plan were $30,000, $30,000, and $53,000 for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company provides post-retirement medical and life insurance to a limited number of retired individuals. The Company also provides retiree life insurance benefits to all qualified employees, up to certain limits. The following tables set forth the funded status and components of postretirement benefit costs at December 31 measurement dates (in thousands):

	2025	2024	2023
Accumulated postretirement benefit obligation beginning of year	$968	$1,051	$815
Interest cost	53	51	53
Actuarial (gain) loss	20	(25)	289
Benefits paid	(88)	(109)	(106)

Accumulated postretirement benefit obligation end of year	953	968	1,051

Accrued liability (included in accrued expenses and other liabilities)	$953	$968	$1,051

The following table sets forth the amounts recognized in accumulated other comprehensive income (in thousands):

	December 31,
	2025	2024
Net loss	$164	$152
Prior service credit	(75)	(94)

Loss recognized in accumulated other comprehensive income	$89	$58

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The estimated net loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic cost in 2026 are $6,000 and $19,000, respectively.

The following table sets forth the components of net periodic postretirement benefit costs for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	December 31,
	2025	2024	2023
Interest cost	$53	$51	$53
Amortization of prior service credits	(19)	(19)	(19)
Amortization of unrecognized loss	7	9	4

Net postretirement benefit cost included in compensation and employee benefits	$41	$41	$38

The assumed discount rate related to plan obligations reflects the weighted average of published market rates for high-quality corporate bonds with terms similar to those of the plans expected benefit payments, rounded to the nearest quarter percentage point.

The Company’s discount rate and rate of compensation increase used in accounting for the plan are as follows:

	2025	2024	2023
Assumptions used to determine benefit obligation at period end:
Discount rate	5.61%	5.54%	4.83%
Rate of increase in compensation(1)	N/A	N/A	N/A
Assumptions used to determine net periodic benefit cost for the year:
Discount rate	5.54%	4.83%	5.02%
Rate of increase in compensation(1)	N/A	N/A	N/A

(1)	Since the covered population is only retirees, a compensation rate increase assumption was not used.

At December 31, 2025, a medical cost trend rate of 8.25% decreasing 0.50% per year thereafter until an ultimate rate of 4.75% is reached, was used in the plan’s valuation. The Company’s healthcare cost trend rates are based, among other things, on the Company’s own experience and third-party analysis of recent and projected healthcare cost trends.

A one percentage-point change in assumed healthcare cost trends would have the following effects (in thousands):

	One Percentage Point Increase		One Percentage Point Decrease
	2025	2024	2025	2024
Aggregate of service and interest components of net periodic cost (benefit)	$4	$4	$(4)	$(4)
Effect on accumulated postretirement benefit obligation	85	85	(76)	(76)

Benefit payments of approximately $88,000, $109,000, and $106,000 were made in 2025, 2024, and 2023, respectively. The benefits expected to be paid under the postretirement health benefits plan for the next five years are as follows: $90,000 in 2026; $96,000 in 2027; $97,000 in 2028; $97,000 in 2029; and $96,000 in 2030. The benefit payments expected to be paid in the aggregate for the years 2031 through 2035 are $427,000. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2025, and include estimated future employee service.

The Company maintains a nonqualified plan to provide for the elective deferral of all or a portion of director fees by members of the Board of Directors, deferral of all or a portion of the compensation and/or annual incentive compensation payable to eligible employees of the Company, and to provide to certain officers of the Company benefits in excess of those permitted to be paid by the Company’s savings plan, ESOP, and profit-sharing plan under the applicable Internal Revenue Code. The plan obligation was approximately $16.8 million and $15.8 million at December 31, 2025 and 2024, respectively, and is included in accrued expenses and other liabilities on the consolidated balance sheets. Income under this plan was $1.7 million for the year ended December 31, 2025, $1.7 million for the year ended December 31, 2024, and $1.7 million for

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

the year ended December 31, 2023. The Company invests to fund this future obligation, in various mutual funds designated as trading securities. The securities are marked-to-market through current period earnings as a component of non-interest income. Accrued obligations under this plan are credited or charged with the return on the trading securities portfolio as a component of compensation and benefits expense.

(13)	Equity Incentive Plans

In 2019, the Northfield Bancorp, Inc. 2019 Equity Incentive Plan (the “2019 EIP”) was approved by stockholders of the Company. Under the 2019 EIP, the maximum number of shares of stock that may be delivered to participants in the form of stock options and stock appreciation rights (“SARs”) is 6,000,000. To the extent an equity award is issued in the form of a restricted stock grant, or restricted stock unit, the number of stock options/SARs that can be granted is reduced by 4.5. The maximum number of shares of stock that may be delivered to participants in the form of restricted stock awards and restricted stock units is 1,333,333 shares. As of December 31, 2025, a total of 1,205,988 stock options, SARs and restricted stock awards or restricted stock units remained available for issuance under the 2019 EIP, of which the maximum number of restricted stock awards and restricted stock units available for issuance was 267,997.

Previously, the Company maintained the Northfield Bancorp, Inc. 2014 Equity Incentive Plan (the “2014 EIP”), which allowed the Company to grant common stock or options to purchase common stock at specific prices to directors and employees of the Company. The 2014 EIP provided for the issuance or delivery of up to 4,978,249 shares (1,422,357 restricted shares and 3,555,892 stock options) of Northfield Bancorp, Inc. common stock subject to certain plan limitations. Upon approval of the 2019 EIP, the 2014 EIP was frozen and equity awards that would otherwise have been available for issuance were no longer available for grant, however, options previously granted under the 2014 EIP still remain outstanding and exercisable.

There were no stock options granted in 2025, 2024 or 2023.

During the years ended December 31, 2025, 2024, and 2023, the Company recorded $3.0 million, $2.3 million, and $2.4 million of stock-based compensation, respectively.

The following table is a summary of the Company’s stock options as of December 31, 2025, and changes therein during the year then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
Outstanding- December 31, 2023	1,544,306	$4.03	$14.05	1.01
Forfeited or cancelled	(843,203)	3.97	13.18	—
Exercised	—	—	—	—

Outstanding- December 31, 2024	701,103	4.11	15.09	0.63
Forfeited or cancelled	(621,103)	4.07	14.76	—

Outstanding and Exercisable - December 31, 2025	80,000	4.44	17.67	1.36

There was no remaining future stock option expense related to the options outstanding as of December 31, 2025, as all are vested.

During 2025, the Company granted to directors and employees, under the 2019 Equity Incentive Plan, 238,186 restricted stock awards with a total grant date fair value of $2.8 million. Of these grants, 41,679 vest one year from the date of grant, 6,183 vest in equal installments over a two-year period beginning one year from the date of grant, and 190,324 vest in equal installments over a three-year period beginning one year from the date of grant. The Company also issued 59,735 performance-based restricted stock units to its executive officers with a total grant date fair value of $697,000. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of Core Return on Average Assets and will cliff vest after a three-year measurement period ending on January 24, 2028. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 225% of target amounts.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

During 2024, the Company granted to directors and employees, under the 2019 Equity Incentive Plan 196,554 restricted stock awards with a total grant-date fair value of $2.6 million. Of these grants, 40,708 vest one year from the date of grant and 155,846 vest in equal installments over a three-year period beginning one year from the date of grant. The Company also issued 43,672 performance-based restricted stock units to its executive officers with a total grant date fair value of $581,000. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of Core Return on Average Assets and will cliff-vest after a three-year measurement period ending January 26, 2027. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 225% of target amounts.

During 2023, the Company granted to directors and employees, under the 2019 Equity Incentive Plan, 157,525 restricted stock awards with a total grant-date fair value of $2.3 million. A further 2,357 restricted stock awards with a total grant date fair value of $25,000 were granted to an employee in August 2023. Of these grants, 36,170 vest one year from the date of grant and 123,712 vest in equal installments over a three-year period beginning one year from the date of grant. The Company also issued 34,724 performance-based restricted stock units to its executive officers with a total grant date fair value of $499,000. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of Core Return on Average Assets and will cliff-vest after a three-year measurement period ended January 27, 2026. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 120% of target amounts.

The following is a summary of the status of the Company’s restricted shares as of December 31, 2025, and changes therein during the year then ended (dollars in thousands):

	Restricted Stock Awards	Weighted Average Grant Date Fair Value	Performance Stock Awards	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2023	286,803	$14.40	$74,923	$14.09
Granted	198,911	13.20	43,672	13.31
Vested	(134,484)	14.49	(14,794)	12.36
Forfeited	(13,456)	13.71	(10,193)	12.36

Non-vested at December 31, 2024	337,774	13.71	93,608	14.19
Granted	238,186	11.66	59,735	11.66
Vested	(184,309)	13.90	—	—
Forfeited	(18,493)	12.54	(20,631)	15.78

Non-vested at December 31, 2025	373,158	$12.36	132,712	$12.80

Expected future stock award expense related to the non-vested restricted awards as of December 31, 2025, is $2.2 million over an average period of 1.3 years. Expected future stock award expense related to the non-vested performance share awards as of December 31, 2025, was $686,000 over a weighted average period of 1.3 years.

Upon the exercise of stock options, management expects to utilize treasury stock as the source of issuance for these shares.

(14)	Commitments and Contingencies

The Company, in the normal course of business, is party to commitments that involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These commitments include unused lines of credit and commitments to extend credit.

At December 31, 2025 and 2024, the following commitment and contingent liabilities existed that are not reflected in the accompanying consolidated financial statements (in thousands):

	December 31,
	2025	2024
Commitments to extend credit	$21,736	$51,260
Unused lines of credit	316,348	261,783
Standby letters of credit	4,982	5,362

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The Company’s maximum exposure to credit losses in the event of nonperformance by the other party to these commitments is represented by the contractual amount. The Company uses the same credit policies in granting commitments and conditional obligations as it does for amounts recorded on the consolidated balance sheets. These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s assessment of risk. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. The guarantees generally extend for a term of up to one year and are fully collateralized. For each guarantee issued, if the customer defaults on a payment to the third party, the Company would have to perform under the guarantee. The unamortized fee on standby letters of credit approximates their fair value; such fees were insignificant at both December 31, 2025 and 2024.

The Company maintains an allowance for credit losses on commitments to extend credit. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. At December 31, 2025 and 2024, the allowance was $290,000 and $518,000, respectively, and is recorded in other liabilities on the consolidated balance sheets. The corresponding provision is included in other non-interest expense. For further details on the allowance for credit losses on off-balance sheet exposures refer to Note 6 - “Allowance for Credit Losses (“ACL”) on Loans.”

At December 31, 2025, the Company was obligated under non-cancelable operating leases on property used for banking purposes. Most leases contain escalation clauses and renewal options which provide for increased rentals as well as for increases in certain property costs including real estate taxes, common area maintenance, and insurance. For further details on leases see Note 20 - “Leases.”

In the normal course of business, the Company may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims.

The Bank has entered into employment and change in control agreements with its President and Chief Executive Officer and the other executive officers of the Company to ensure the continuity of executive leadership, to clarify the roles and responsibilities of executives, and to make explicit the terms and conditions of executive employment. These agreements are for a term of three years subject to review and annual renewal, and provide for certain levels of base annual salary and in the event of a change in control, as defined, or in the event of termination, as defined, certain levels of base salary, bonus payments, and benefits for a period of up to three years.

Additionally, the Bank provides separation benefits to a limited number of Senior Vice Presidents and Vice Presidents to be paid in the event of a qualifying termination, the maximum benefit to be paid is up to fifteen months of base salary.

(15)	Regulatory Requirements

Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

Under prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) ratio of 5.0% or greater, a common equity Tier 1 ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a total risk-based capital ratio of 10.0% or greater.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications also are subject to qualitative judgments by the regulators about capital components, risk weighting, and other factors.

Under the U.S. Basel III capital framework, both Northfield Bank and the Company must maintain minimum capital requirements which include: (i) a common equity Tier 1 capital to risk-based assets ratio of 4.5%; (ii) a Tier 1 capital to risk-based assets ratio of 6%; (iii) a total capital to risk-based assets of 8%; and (iv) a Tier 1 capital to total assets leverage ratio

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

of 4%. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The federal banking agencies developed a “Community Bank Leverage Ratio” (“CBLR”) (the ratio of a bank’s tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A qualifying community bank that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered “well capitalized” under Prompt Corrective Action statutes. The federal banking agencies have approved 9% as the minimum capital for the CBLR. Northfield Bank and Northfield Bancorp elected to opt into the CBLR framework.

At December 31, 2025, and 2024, as set forth in the following tables, both Northfield Bank and the Company exceeded all of the regulatory capital requirements to which they were subject at such dates.

The following is a summary of Northfield Bank’s regulatory capital amounts and ratios compared to the regulatory requirements as of December 31, 2025 and 2024, for classification as a well-capitalized institution and minimum capital amounts and ratios compared to the regulatory requirements as of December 31, 2025 and December 31, 2024 (dollars in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025:
CBLR	$728,406	12.84%	$510,525	9.00%	$510,525	9.00%
As of December 31, 2024:
CBLR	$703,514	12.46%	$508,179	9.00%	$508,179	9.00%

The following is a summary of the Company’s regulatory capital amounts and ratios compared to the regulatory requirements as of December 31, 2025 and 2024, for classification as well-capitalized and minimum capital (dollars in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025:
CBLR	$694,279	12.24%	$510,525	9.00%	$510,525	9.00%
As of December 31, 2024:
CBLR	$683,911	12.11%	$508,179	9.00%	$508,179	9.00%

(16)	Fair Value Measurements

The following tables present the assets reported on the consolidated balance sheets at their estimated fair value as of December 31, 2025 and 2024, by level within the fair value hierarchy as required by the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. Financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

•	Level 3 Inputs – Significant unobservable inputs that reflect the Company’s own assumptions that market participants would use in pricing the assets or liabilities.

	Fair Value Measurements at December 31, 2025 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Measured on a recurring basis:
Assets:
Investment securities:
Debt securities available-for-sale:
U.S. Government agency securities	$558	$—	$558	$—
Mortgage-backed securities:
Pass-through certificates:
GSE	506,949	—	506,949	—
REMICs:
GSE	872,099	—	872,099	—

Total mortgage-backed securities	1,379,048	—	1,379,048	—

Other debt securities:
Municipal bonds	614	—	614	—
Corporate bonds	32,199	—	32,199	—

Total other debt securities	32,813	—	32,813	—

Total debt securities available-for-sale	1,412,419	—	1,412,419	—

Trading securities	15,215	15,215	—	—
Equity securities (1)	—	—	—	—

Total	$1,427,634	$15,215	$1,412,419	$—

Measured on a non-recurring basis:
Assets:
Loans individually evaluated for impairment:
Real estate loans:
Commercial mortgage	$2,718	$—	$—	$2,718
Multifamily	1,681	—	—	1,681

Total individually evaluated real estate loans	4,399	—	—	4,399
Commercial and industrial loans	2,790	—	—	2,790

Total	$7,189	$—	$—	$7,189

(1)	Excludes investment measured at net asset value of $5.0 million at December 31, 2025, which has not been classified in the fair value hierarchy.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

	Fair Value Measurements at December 31, 2024 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Measured on a recurring basis:
Assets:
Investment securities:
Debt securities available-for-sale:
U.S Government agency securities	$75,348	$—	$75,348	$—
Mortgage-backed securities:
Pass-through certificate:
GSE	261,676	—	261,676	—
REMICs:
GSE	727,343	—	727,343	—

Total mortgage-backed securities	989,019	—	989,019	—

Other debt securities:
Municipal bonds	685	—	685	—
Corporate bonds	35,765	—	35,765	—

Total other debt securities	36,450	—	36,450	—

Total debt securities available-for sale	1,100,817	—	1,100,817	—

Trading securities	13,884	13,884	—	—
Equity securities (1)	4,261	4,261	—	—

Total	$1,118,962	$18,145	$1,100,817	$—

Measured on a non-recurring basis:
Assets:
Loans individually evaluated for impairment:
Real estate loans:
Commercial mortgage	$1,083	$—	$—	$1,083
Multifamily	1,727	—	—	1,727
Home equity and lines of credit	18	—	—	18

Total individually evaluated real estate loans	2,828	—	—	2,828
Commercial and industrial loans	1,291	—	—	1,291

Total	$4,119	$—	$—	$4,119

(1)	Excludes investment measured at net asset value of $10.0 million at December 31, 2024, which has not been classified in the fair value hierarchy.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table presents qualitative information for Level 3 assets measured at fair value on a non-recurring basis at December 31, 2025 (dollars in thousands):

	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(in thousands)
Individually evaluated loans:
Commercial mortgage	$2,718	Appraisals	Adjustments to selling cost	7.0% - 10.0%
Multifamily	1,681	Appraisals	Adjustments to selling costs	0% - 10.0%
Commercial and industrial loans	2,790	Discounted cash flows	Interest rates	15.0%

The following table presents qualitative information for Level 3 assets measured at fair value on a non-recurring basis at December 31, 2024 (dollars in thousands):

	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(in thousands)
Individually evaluated loans:
Commercial mortgage	$1,083	Appraisals	Adjustments to selling cost	7.0% - 10.0%
Multifamily	1,727	Appraisals	Adjustments to selling costs	0% - 10.0%
Home equity and lines of credit	18	Discounted cash flows	Interest rates	6.0%
Commercial and industrial loans	1,291	Discounted cash flows	Interest rates	6.0% - 50.0%

The valuation techniques described below were used to measure fair value of financial instruments in the tables below on a recurring basis and a non-recurring basis as of December 31, 2025 and 2024.

Debt Securities Available-for-Sale: The estimated fair values for mortgage-backed securities, corporate, and other debt securities are obtained from an independent nationally recognized third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. Broker/dealer quotes are utilized as well, when such quotes are available and deemed representative of the market. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company (Observable Inputs), and are therefore classified as Level 2 within the fair value hierarchy. There were no transfers of securities between Level 1 and Level 2 during the years ended December 31, 2025 and 2024.

Trading Securities: Fair values are derived from quoted market prices in active markets. The assets consist of publicly traded mutual funds.

Equity Securities: Fair values of equity securities consisting of publicly traded mutual funds are derived from quoted market prices in active markets.

Loans Individually Evaluated for Impairment: At December 31, 2025, and December 31, 2024, the Company had loans individually evaluated for impairment (excluding PCD loans) with outstanding principal balances of $10.8 million and $7.2 million, respectively, which were recorded at their estimated fair value of $7.2 million and $4.1 million, respectively. The Company recorded a net decrease in the specific reserve for impaired loans of $82,500 for the year ended December 31, 2025 and a net increase of $1.2 million for the year ended December 31, 2024. Net charge-offs of $4.4 million and $6.6 million were recorded for the years ended December 31, 2025 and 2024, respectively, utilizing Level 3 inputs. For purposes of estimating the fair value of impaired loans, management utilizes independent appraisals, if the loan is collateral-dependent, adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date, or the present value of expected future cash flows for non-collateral-dependent loans.

Other Real Estate Owned: At December 31, 2025 and December 31, 2024 the Company had no assets acquired through foreclosure.

In addition, the Company may be required, from time to time, to measure the fair value of certain other financial assets on a non-recurring basis in accordance with U.S. GAAP. The adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fair Value of Financial Instruments

The FASB ASC Topic for Financial Instruments requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not already discussed above:

(a)	Cash and Cash Equivalents

Cash and cash equivalents are short-term in nature with original maturities of three months or less; the carrying amount approximates fair value. Certificates of deposit having original terms of six-months or less; the carrying value generally approximates fair value. Certificates of deposit with an original maturity of six months or greater; the fair value is derived from discounted cash flows.

(b)	Debt Securities (Held-to-Maturity)

The estimated fair values for substantially all of our securities are obtained from an independent, nationally recognized pricing service. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value. Where necessary, the independent third-party pricing service estimates fair value using models employing techniques such as discounted cash flow analysis. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing market observable data where available.

(c)	Investments in Equity Securities at Net Asset Value Per Share

The Company uses net asset value as a practical expedient to record its investment in a private SBA Loan Fund since the shares in the fund are not publicly traded, do not have a readily determinable fair value, and the net asset value per share is calculated in a manner consistent with the measurement principles of an investment company.

(d)	FHLBNY Stock

FHLBNY stock is carried at cost, which approximates fair value, since this is the amount for which it could be redeemed and there is no active market for this stock. Due to restrictions placed on the transferability of FHLBNY stock it is not practical to determine the fair value as there is no active market for this stock.

(e)	Loans (Held-for-Investment)

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as originated and purchased, and further segregated by residential mortgage, construction, land, multifamily, commercial and consumer. Each loan category is further segmented into amortizing and non-amortizing and fixed and adjustable rate interest terms and by performing and non-performing categories. The fair value of loans is estimated using a discounted cash flow analysis. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit, and non-performance risk of the loans.

(f)	Loans (Held-for-Sale)

Held-for-sale loans are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore fair value is equal to carrying value.

(g)	Deposits

The fair value of deposits with no stated maturity, such as interest and non-interest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(h)	Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of off-balance-sheet commitments is insignificant and therefore not included in the following table.

(i)	Borrowings

The fair value of borrowed funds is estimated by discounting future cash flows based on rates currently available for debt with similar terms and remaining maturity.

(j)	Advance Payments by Borrowers for Taxes and Insurance

Advance payments by borrowers for taxes and insurance have no stated maturity; the fair value is equal to the amount currently payable.

(k)	Derivatives

The fair value of the Company’s derivatives is determined using discounted cash flow analysis using observable market-based inputs, which are considered Level 2 inputs.

The estimated fair values of the Company’s significant financial instruments at December 31, 2025 and 2024, are presented in the following tables (in thousands):

	December 31, 2025
		Estimated Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$163,951	$163,951	$—	$—	$163,951
Trading securities	15,215	15,215	—	—	15,215
Debt securities available-for-sale	1,412,419	—	1,412,419	—	1,412,419
Debt securities held-to-maturity	8,339	—	8,144	—	8,144
Equity securities (1)	—	—	—	—	—
FHLBNY stock, at cost	46,568	N/A	N/A	N/A	N/A
Net loans held-for-investment	3,818,629	—	—	3,716,252	3,716,252
Derivative assets	5,040	—	5,040	—	5,040
Financial liabilities:
Deposits	$4,015,809	$—	$4,017,711	$—	$4,017,711
FHLB advances and other borrowings (including securities sold under agreements to repurchase)	900,216	—	900,596	—	900,596
Subordinated debentures, net of issuance costs	61,665	—	57,108	—	57,108
Advance payments by borrowers for taxes and insurance	20,276	—	20,276	—	20,276
Derivative liabilities	5,045	—	5,045	—	5,045

(1)	Excludes investment measured at net asset value of $5.0 million at December 31, 2025, which has not been classified in the fair value hierarchy.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

	December 31, 2024
		Estimated Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$167,744	$167,744	$—	$—	$167,744
Trading securities	13,884	13,884	—	—	13,884
Debt securities available-for-sale	1,100,817	—	1,100,817	—	1,100,817
Debt securities held-to-maturity	9,303	—	8,762	—	8,762
Equity securities (1)	4,261	4,261	—	—	4,261
FHLBNY stock, at cost	35,894	N/A	N/A	N/A	N/A
Loans held-for-sale	4,897	—	—	4,897	4,897
Net loans held-for-investment	3,987,041	—	—	3,792,302	3,792,302
Derivative assets	5,149	—	5,149	—	5,149
Financial liabilities:
Deposits	$4,138,477	$—	$4,139,094	$—	$4,139,094
FHLB advances and other borrowings (including securities sold under agreements to repurchase)	666,402	—	657,705	—	657,705
Subordinated debentures, net of issuance costs	61,442	—	45,604	—	45,604
Advance payments by borrowers for taxes and insurance	24,057	—	24,057	—	24,057
Derivative liabilities	5,152	—	5,152	—	5,152

(1)	Excludes investment measured at net asset value of $10.0 million at December 31, 2024, which has not been classified in the fair value hierarchy.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17)	Earnings Per Share

The following is a summary of the Company’s earnings per share calculations and reconciliation of basic to diluted earnings per share for the periods indicated (in thousands, except share and per share data):

	December 31,
	2025	2024	2023
Net income available to common stockholders	$796	$29,945	$37,669

Weighted average shares outstanding-basic	40,116,839	41,567,370	43,560,844
Effect of non-vested restricted stock and stock options outstanding	56,564	61,290	77,772

Weighted average shares outstanding-diluted	40,173,403	41,628,660	43,638,616

Earnings per share-basic	$0.02	$0.72	$0.86
Earnings per share-diluted	$0.02	$0.72	$0.86
Anti-dilutive shares	733,237	1,297,495	1,542,194

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(18)	Stock Repurchase Program

On June 1, 2023, the Board of Directors of the Company approved a $10.0 million stock repurchase program which was completed in August 2023. On November 7, 2023, the Board of Directors of the Company approved a $7.5 million stock repurchase program which was completed in January 2024. On April 24, 2024, the Board of Directors of the Company approved a $5.0 million stock repurchase program which was completed in May 2024, and on June 14, 2024, the Board of Directors of the Company approved a $10.0 million stock repurchase program which was completed in August 2024.

On February 26, 2025, the Board of Directors of the Company approved a $5.0 million stock repurchase program, which was completed in March 2025, and on April 23, 2025, the Board of Directors of the Company approved a $10.0 million stock repurchase program which was completed in June 2025. At December 31, 2025, the Company had no outstanding repurchase programs.

During the year ended December 31, 2025, the Company repurchased 1,302,619 shares of its common stock outstanding at an average price of $11.61, including $0.09 per share excise tax, for a total of $15.1 million pursuant to the stock repurchase plans. During the year ended December 31, 2024, the Company repurchased 1,802,072 shares of its common stock outstanding at an average price of $10.24, including $0.21 per share excise tax, for a total of $18.4 million pursuant to the stock repurchase plan. During the year ended December 31, 2023, the Company repurchased 3,074,332 shares of its common stock outstanding at an average price of $11.99 for a total of $36.9 million, pursuant to the stock repurchase plan.

The Company also purchases shares directly from its employees in connection with employee elections to withhold taxes related to the vesting of stock awards. During the year ended December 31, 2025, the Company purchased 19,177 shares of its common stock outstanding at an average price of $11.71 per share for such purpose. During the year ended December 31, 2024, the Company purchased 19,503 shares of its common stock outstanding at an average price of $11.88 per share for such purpose. During the year ended December 31, 2023, the Company purchased 12,307 shares of its common stock outstanding at an average price of $14.60 per share for such purpose.

(19)	Revenue Recognition

The Company records revenue from contracts with customers in accordance with ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities, which comprise the majority of the Company’s revenue.

The Company’s revenue streams that are within the scope of Topic 606 include service charges on deposit accounts, ATM and card interchange fees, investment services fees, and other miscellaneous income. Fees and service charges for customer services include: (i) service charges on deposit accounts, including account maintenance fees, analysis fees, insufficient funds fees, wire fees, and other deposit related fees; (ii) ATM and card interchange fees, which include fees generated when a Bank cardholder uses a non-Bank ATM or a non-Bank cardholder uses a Bank ATM, and fees earned whenever the Bank’s debit cards are processed through card payment networks such as Visa; and (iii) investment services fees earned through partnering with a third-party investment and brokerage service firm to provide insurance and investment products to customers. The Company’s performance obligation for fees and service charges is satisfied and related revenue recognized immediately or in the month of performance of services. For the years ended December 31, 2025, 2024, and 2023 other income primarily included fee income on interest rate swaps and rental income from subleasing one of the Company’s branches to a third party.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table summarizes non-interest income for the periods indicated (in thousands):

	December 31,
	2025	2024	2023
Fees and service charges for customer services:
Service charges	$4,266	$3,730	$3,085
ATM and card interchange fees	1,804	1,856	1,932
Investment fees	800	844	462

Total fees and service charges for customer services	6,870	6,430	5,479

Income on bank-owned life insurance (1)	7,069	4,216	3,631
Losses on available-for-sale debt securities, net (1)	—	(6)	(17)
Gains on trading securities, net (1)	1,694	1,665	1,721
Gains on sale of loans (1)	—	51	134
Gains on sale of property (1)	—	3,402	—
Other (1)	1,317	1,064	948

Total non-interest income	$16,950	$16,822	$11,896

(1)	Not within the scope of Topic 606

(20)	Leases

The Company’s leases primarily relate to real estate property for branches and office space with terms extending from five months up to 29.5 years. At December 31, 2025, all of the Company’s leases are classified as operating leases, which are required to be recognized on the consolidated balance sheets as a right-of-use asset and a corresponding lease liability.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recorded at the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, at lease inception, over a similar term in determining the present value of lease payments. Certain leases include options to renew, with one or more renewal terms ranging from five to ten years. If the exercise of a renewal option is considered to be reasonably certain, the Company includes the extended term in the calculation of the right-of-use asset and lease liability.

At December 31, 2025, the Company’s operating lease right-of-use assets and operating lease liabilities included on the consolidated balance sheet were $25.8 million and $29.6 million, respectively. At December 31, 2024, the Company’s operating lease right-of-use assets and operating lease liabilities included on the consolidated balance sheet were $27.8 million and $32.2 million, respectively. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are recognized as incurred. Variable lease payments include common area maintenance charges, real estate taxes, repairs and maintenance costs and utilities. Operating and variable lease expenses are recorded in occupancy expense on the consolidated statements of comprehensive income.

Supplemental lease information at or for the years ended December 31, 2025, 2024, and 2023 is as follows (dollars in thousands):

	At or for the Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease cost	$5,859	$5,846	$6,037
Variable lease cost	4,122	3,776	3,844

Net lease cost	$9,981	$9,622	$9,881

Cash paid for amounts included in measurement of operating lease liabilities	$6,437	$6,406	$6,487

Right-of-use assets obtained in exchange for new operating lease liabilities	$2,786	$2,227	$645

Weighted average remaining lease term (in years)	10.58 years	10.80 years	11.09 years
Weighted average discount rate	3.75%	3.69%	3.60%

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table summarizes lease payment obligations for each of the next five years and thereafter in addition to a reconcilement to the Company’s current lease liability (dollars in thousands):

Year	Amount
2026	$6,009
2027	4,940
2028	4,691
2029	3,235
2030	2,793
Thereafter	15,490

Total lease payments	37,158
Less: imputed interest	(7,515)

Present value of lease liabilities	$29,643

Net rental expense included in occupancy expense was approximately $5.9 million, $6.0 million, and $6.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, the Company had not entered into any leases that have not yet commenced.

(21)	Derivatives

The Company has interest rate derivatives resulting from a service provided to certain qualified borrowers in a loan-related transaction and, therefore, are not used to manage interest rate risk in the Company’s assets or liabilities. The interest rate swap agreement which the Company executed with the commercial borrower is collateralized by the borrower’s commercial real estate financed by the Company. The collateral exceeds the maximum potential amount of future payments under the credit derivative. As these interest rate swaps do not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

At December 31, 2025, the Company had 18 interest rate swaps with a notional amount of $142.7 million. At December 31, 2024, the Company had 13 interest rate swaps with a notional amount of $95.7 million. The Company recorded fee income related to these swaps of $969,000 and $685,000 for the years ended December 31, 2025 and 2024, respectively.

The table below presents the fair value of derivatives as well as their location on the consolidated balance sheets (in thousands):

	Fair Value
	December 31,
Balance Sheet Location	2025	2024
Other assets	$5,040	$5,149
Other liabilities	5,045	5,152

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(22)	Parent-only Financial Information

The following condensed parent company-only financial information reflects Northfield Bancorp, Inc.’s investment in its wholly-owned consolidated subsidiary, Northfield Bank, using the equity method of accounting.

Northfield Bancorp, Inc.

Condensed Balance Sheets

	December 31,
	2025	2024
	(in thousands)
Assets
Cash in Northfield Bank	$11,942	$21,472
Investment in Northfield Bank	724,186	724,300
ESOP loans receivable	13,860	15,221
Other assets	1,994	5,704

Total assets	$751,982	$766,697

Liabilities and Stockholders’ Equity
Subordinated debentures, net of issuance costs	$61,665	$61,442
Total liabilities	258	559
Total stockholders’ equity	690,059	704,696

Total liabilities and stockholders’ equity	$751,982	$766,697

Northfield Bancorp, Inc.

Condensed Statements of Comprehensive Income

	Years Ended
	December 31,
	2025	2024	2023
	(in thousands)
Interest on ESOP loans	$1,142	$1,406	$1,336
Interest income on deposits in other financial institutions	340	577	489
Undistributed earnings of Northfield Bank	3,054	31,812	39,662

Total income	4,536	33,795	41,487

Interest expense on subordinated debt	3,320	3,329	3,320
Other expenses	911	881	900
Income tax benefit	(491)	(360)	(402)

Total expenses	3,740	3,850	3,818

Net income	$796	$29,945	$37,669

Comprehensive income:
Net income	$796	$29,945	$37,669
Other comprehensive income, net of tax	16,076	11,560	15,889

Comprehensive income	$16,872	$41,505	$53,558

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Northfield Bancorp, Inc.

Condensed Statements of Cash Flows

	December 31,
	2025	2024	2023
	(in thousands)
Cash flows from operating activities
Net income	$796	$29,945	$37,669
Adjustments to reconcile net income to net cash used in operating activities:
Decrease (increase) in other assets	2,908	(2,808)	(3,158)
Amortization of debt issuance costs	223	223	223
(Decrease) increase in other liabilities	(301)	559	(679)
Undistributed earnings of Northfield Bank	(3,054)	(31,812)	(39,662)

Net cash provided by (used in) operating activities	572	(3,893)	(5,607)

Cash flows from investing activities
Dividends from Northfield Bank	25,040	35,400	53,400

Net cash provided by investing activities	25,040	35,400	53,400

Cash flows from financing activities
Principal payments on ESOP loan receivable	1,361	1,280	1,313
Purchase of treasury stock	(15,351)	(18,677)	(37,173)
Dividends paid	(21,152)	(21,826)	(22,795)
Exercise of stock options	—	—	100

Net cash used in financing activities	(35,142)	(39,223)	(58,555)

Net decrease in cash and cash equivalent	(9,530)	(7,716)	(10,762)
Cash and cash equivalents at beginning of year	21,472	29,188	39,950

Cash and cash equivalents at end of year	$11,942	$21,472	$29,188

(23)	Segment Information

The Company’s reportable segment is determined by the CODM, based upon information provided about the Company’s products and services offered, primarily banking operations, originating loans and offering a variety of deposit products. The segment is also distinguished by the level of information provided by the CODM, who uses such information to review performance of various components of the business (such as branches) which are then aggregated if operating performance, products and services, and customers are similar. The CODM will evaluate the performance of the Company’s business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s segment and in the determination of allocating resources. The CODM uses the revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessment performance and in establishing compensation. Loans and investments provide the revenues in the banking operations. Interest expense, provisions for credit losses, and payroll provide the significant expenses in the banking operations. The Company’s operations are all domestic.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Segment performance is evaluated using consolidated net income. Information reported internally for performance assessment by the CODM follows, inclusive of reconciliations of significant segment totals to the consolidated financial statements.

	Banking Segment
	2025	2024	2023
	(in thousands)
Interest income	$249,096	$237,908	$208,795
Reconciliation of revenue
Other revenues - non-interest income	16,950	16,822	11,896

Total consolidated revenues	266,046	254,730	220,691
Less:
Interest expense	111,730	123,423	84,128

Segment net interest income and non-interest income	154,316	131,307	136,563
Less:
Compensation and employee benefits	51,370	49,338	46,496
Provision for credit losses	7,402	4,281	1,353
Other segment items (1) (2) (3)	78,493	37,187	36,954
Income tax expense	16,255	10,556	14,091

Segment expenses	153,520	101,362	98,894

Segment net income	$796	$29,945	$37,669

Segment assets	$5,754,010	5,666,378	$5,598,396
Total consolidated assets	$5,754,010	$5,666,378	$5,598,396

(1)	Other segment items include occupancy, furniture and equipment, data processing, professional fees, advertising, FDIC insurance and other miscellaneous expenses.
(2)	Includes depreciation expense of $3.2 million, $3.6 million and $3.7 million in 2025, 2024, and 2023, respectively.
(3)	Includes amortization expense of $9.0 million, $7.4 million, and $11.7 million in 2025, 2024, and 2023, respectively.

(24)	Subsequent Events (Unaudited)

Proposed Merger with Columbia Financial, Inc.

On January 31, 2026, Northfield Bancorp, Inc. (“Bancorp”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Financial, Inc., a Delaware corporation (“Columbia Financial”), Columbia Financial, Inc., a newly-formed Maryland corporation (the “Holding Company”), and Columbia Bank MHC, the parent mutual holding company of Columbia Financial (the “MHC”). Pursuant to the terms of the Merger Agreement and subject to the conditions set forth therein, immediately following the completion of the mutual-to-stock conversion of the MHC (the “Conversion”), Bancorp will merge with and into the Holding Company (the “Merger”), with the Holding Company continuing as the surviving corporation. Immediately following the completion of the Merger, the Holding Company will cause Northfield Bank to merge with and into Columbia Bank, the subsidiary of the Holding Company, with Columbia Bank continuing as the surviving institution.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Bancorp’s common stock, par value $0.01 per share (the “Northfield Common Stock”), issued and outstanding immediately before the Effective Time, other than certain shares held by Columbia Financial, the Holding Company, the MHC or the Company, will be converted, at the election of the holder, into the right to receive either shares of Holding Company Common Stock or cash (the “Cash Consideration”), as follows: (i) if the final appraised pro forma market value of the Holding Company, as determined by an independent appraiser (such appraisal, the “Independent Valuation”), immediately prior to the completion of the Conversion (the “Final Independent Appraisal”) is less than $2.3 billion, 1.425 shares of Holding Company Common Stock (the “Merger Exchange Ratio”) or $14.25 in cash (the “Per Share Cash Consideration”); (ii) if the Final Independent Valuation is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Holding Company Common Stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Holding Company Common Stock and the Per Share Cash Consideration will be increased to $14.65. No more than 30% of the shares of Northfield Common Stock issued and

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

outstanding as of the Effective Time (excluding shares of Northfield Common Stock to be canceled as provided the Merger Agreement) will be converted into the aggregate Cash Consideration.

The Merger remains subject to the receipt of certain depositor, stockholder and regulatory approvals and the satisfaction of other customary closing conditions. The Merger is expected to close early in the third quarter of 2026.

The foregoing description of the proposed Merger and the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated January 31, 2026, filed with the Securities and Exchange Commission on February 2, 2026.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

COLUMBIA FINANCIAL, INC. (a Delaware corporation)

COLUMBIA FINANCIAL, INC. (a Maryland corporation)

COLUMBIA BANK MHC

AND

NORTHFIELD BANCORP, INC.

Dated as of January 31, 2026

A-i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COLUMBIA		A-25
4.1	Corporate Organization	A-25
4.2	Capitalization	A-26
4.3	Authority; No Violation	A-27
4.4	Consents and Approvals	A-27
4.5	Reports	A-28
4.6	Financial Statements	A-28
4.7	Broker’s Fees	A-29
4.8	Absence of Certain Changes or Events	A-29
4.9	Legal Proceedings	A-30
4.10	Taxes and Tax Returns	A-30
4.11	Employees	A-30
4.12	SEC Reports	A-31
4.13	Compliance with Applicable Law	A-32
4.14	Certain Contracts	A-32
4.15	Columbia Supervisory Actions	A-33
4.16	Risk Management Instruments	A-33
4.17	Environmental Matters	A-33
4.18	Investment Securities	A-33
4.19	Real Property	A-34
4.20	Intellectual Property	A-34
4.21	Loan Portfolio	A-34
4.22	Insurance	A-34
4.23	State Takeover Laws	A-35
4.24	Reorganization	A-35
4.25	Opinion	A-35
4.26	Columbia Information	A-35
4.27	Sanctions, Anti-Money Laundering and Anti-Corruption Laws	A-35
4.28	Deposits	A-36
4.29	Merger Consideration	A-36
4.30	No Other Representations or Warranties	A-36

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-36
5.1	Conduct of Business by Northfield Prior to the Effective Time	A-36
5.2	Forbearances of Northfield	A-37
5.3	Conduct of Businesses by the Columbia Parties Prior to the Effective Time	A-40
5.4	Forbearances of Columbia	A-40

ARTICLE VI ADDITIONAL AGREEMENTS		A-41
6.1	Regulatory Matters	A-41
6.2	Access to Information; Confidentiality	A-42
6.3	Stockholder Approvals	A-42
6.4	Legal Conditions to Merger	A-44
6.5	Stock Exchange Listing	A-44
6.6	Employee Matters	A-44
6.7	Indemnification; Directors’ and Officers’ Insurance	A-47
6.8	Additional Agreements	A-47
6.9	Advice of Changes	A-47
6.10	Stockholder Litigation	A-48
6.11	Corporate Governance	A-48
6.12	No Solicitation	A-48
6.13	Public Announcements	A-49
6.14	Change of Method	A-49
6.15	Takeover Statutes	A-50
6.16	Treatment of Northfield Indebtedness	A-50

A-ii

6.17	Exemption from Liability Under Section 16(b)	A-50
6.18	Tax Cooperation	A-50
6.19	Operating Functions	A-50
6.20	MHC Conversion from Mutual to Stock Form	A-50
6.21	Northfield Bank Foundation	A-52

ARTICLE VII CONDITIONS PRECEDENT		A-52
7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-52
7.2	Conditions to Obligations of the Columbia Parties	A-53
7.3	Conditions to Obligations of Northfield	A-53

ARTICLE VIII TERMINATION AND AMENDMENT		A-54
8.1	Termination	A-54
8.2	Effect of Termination and Abandonment	A-55

ARTICLE IX GENERAL PROVISIONS		A-56
9.1	Amendment	A-56
9.2	Extension; Waiver	A-56
9.3	Nonsurvival of Representations, Warranties and Agreements	A-56
9.4	Expenses	A-57
9.5	Notices	A-57
9.6	Interpretation	A-57
9.7	Counterparts	A-58
9.8	Entire Agreement	A-58
9.9	Governing Law; Jurisdiction	A-58
9.10	Waiver of Jury Trial	A-58
9.11	Assignment; Third-Party Beneficiaries	A-58
9.12	Specific Performance	A-59
9.13	Severability	A-59
9.14	Confidential Supervisory Information	A-59
9.15	Delivery by Facsimile or Electronic Transmission	A-59

Exhibit A	FORM OF NORTHFIELD SUPPORT AGREEMENT	A-A-1
Exhibit B	FORM OF COLUMBIA SUPPORT AGREEMENT	A-B-1
Exhibit C	FORM OF BANK MERGER AGREEMENT	A-C-1

A-iii

INDEX OF DEFINED TERMS

Page
ACL	A-13
Acquisition Proposal	A-43
affiliate	A-58
Aggregate ESOP Consideration	A-46
Aggregate Merger Consideration	A-54
Agreement	A-1
Anti-Money Laundering Laws	A-23
Articles of Merger	A-2
Bank Merger	A-3
Bank Merger Act	A-11
Bank Merger Agreement	A-3
Bank Merger Certificate	A-3
business day	A-58
Call Reports	A-13
CARES Act	A-18
Cash Consideration	A-3
Cash Conversion Number	A-4
Cash Election	A-3
Cash Election Shares	A-3
Certificate of Merger	A-2
Chosen Courts	A-58
Closing	A-2
Closing Date	A-2
Code	A-1
Collective Bargaining Agreement	A-17
Columbia	A-1
Columbia Bank	A-C-2
Columbia Benefit Plans	A-30
Columbia Board Recommendation	A-43
Columbia Bylaws	A-25
Columbia Certificate	A-25
Columbia Contract	A-32
Columbia Designated Stockholders	A-1
Columbia Disclosure Schedule	A-25
Columbia Equity Awards	A-25
Columbia Meeting	A-42
Columbia Options	A-26
Columbia Owned Properties	A-34
Columbia PAIP	A-44
Columbia Parties	A-1
Columbia PRSA Awards	A-26
Columbia Real Property	A-34
Columbia Regulatory Agencies	A-28
Columbia Reports	A-31
Columbia Restricted Stock Awards	A-26
Columbia Subsidiaries	A-26
Columbia Supervisory Action	A-33
Columbia Support Agreement	A-1
Confidentiality Agreement	A-42
Conversion	A-1
Conversion Offerings	A-51
Conversion Price Per Share	A-2
Conversion Prospectus	A-84
Conversion Registration Statement	A-28
DGCL	A-2
Dissenting Shares	A-8
DOL	A-15
Effective Time	A-2

A-iv

Election	A-5
Election Deadline	A-5
Eligibility Criteria	A-48
Employee Benefit Plan	A-15
Enforceability Exceptions	A-11
Environmental Laws	A-20
ERISA	A-15
ERISA Affiliate	A-15
ERRP	A-44
ESOP Termination Date	A-46
ESOP Vote	A-45
Exchange Act	A-13
Exchange Agent	A-5
FCPA	A-22
FDIC	A-9
Federal Reserve Board	A-11
Final Independent Valuation	A-3
Form of Election	A-5
Form S-4	A-11
GAAP	A-9
Governmental Entity	A-12
HOLA	A-9
HSR Act	A-11
Independent Valuation	A-2
Intellectual Property	A-21
Intended Tax Treatment	A-1
IRS	A-15
IT Assets	A-21
Joint Proxy Statement/Prospectus	A-11
Key Employee	A-38
knowledge	A-57
Liens	A-10
Loans	A-21
made available	A-58
Mailing Date	A-5
Material Adverse Effect	A-9
Materially Burdensome Regulatory Condition	A-42
Merger	A-2
Merger Consideration	A-4
Merger Exchange Ratio	A-3
MGCL	A-2
MHC	A-1
Midpoint	A-52
MSDAT	A-2
Multiemployer Plan	A-15
Multiple Employer Plan	A-15
Newco	A-1
Newco Articles	A-25
Newco Bylaws	A-25
Newco Common Stock	A-2
Newco Share Issuance	A-27
Non-Election Shares	A-4
Northfield	A-1
Northfield Bank	A-C-2
Northfield Bank Directors	A-48
Northfield Benefit Plans	A-15
Northfield Board Recommendation	A-43
Northfield Bylaws	A-9
Northfield Charter	A-9
Northfield Common Stock	A-3
Northfield Contract	A-19

A-v

Northfield Designated Stockholders	A-1
Northfield Directors	A-48
Northfield Disclosure Schedule	A-8
Northfield ESOP	A-45
Northfield Indemnified Parties	A-47
Northfield Insiders	A-50
Northfield Meeting	A-42
Northfield Option	A-7
Northfield Owned Properties	A-20
Northfield PRSUs	A-7
Northfield Qualified Plans	A-15
Northfield Real Property	A-20
Northfield Regulatory Agencies	A-12
Northfield Reports	A-17
Northfield Restricted Stock	A-7
Northfield Securities	A-10
Northfield Subsidiary	A-10
Northfield Subsidiary Securities	A-10
Northfield Supervisory Action	A-19
Northfield Support Agreement	A-1
OCC	A-3
OFAC	A-23
Per Share Cash Consideration	A-3
Permitted Encumbrances	A-20
person	A-58
Personal Data	A-17
Plan of Conversion	A-1
Preliminary Midpoint	A-52
Premium Cap	A-47
Recommendation Change	A-43
Release	A-44
Representatives	A-48
Requisite Columbia Vote	A-27
Requisite Northfield Vote	A-11
Requisite Regulatory Approvals	A-41
Sanctioned Country	A-23
Sanctions	A-23
Sarbanes-Oxley Act	A-13
SEC	A-8
Securities Act	A-17
Stock Consideration	A-3
Stock Election	A-3
Stock Election Shares	A-3
Subsidiary	A-9
Surviving Bank	A-3
Surviving Corporation	A-2
Takeover Statutes	A-24
Tax	A-14
Tax Authority	A-14
Tax Return	A-14
Termination Date	A-54
Termination Fee	A-55
Title IV Plan	A-15
Valuation Range	A-52

A-vi

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 31, 2026 (this “Agreement”), is by and between Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), Columbia Financial, Inc., a Delaware corporation (“Columbia”), Columbia Financial, Inc., a Maryland corporation (“Newco”) and Columbia Bank MHC, a federally chartered mutual holding company (the “MHC”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Northfield has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Northfield and Northfield’s stockholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by Northfield of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of each of Columbia, Newco and the MHC (collectively, the “Columbia Parties”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of their respective stockholders and members, as applicable, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by each of the Columbia Parties of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, in connection with the transactions described in this Agreement, it is intended that the MHC will convert from the mutual form of organization to the capital stock form of organization (the “Conversion”), and that in connection with such Conversion, (i) Columbia Bank, the wholly owned subsidiary of Columbia, will become a wholly owned subsidiary of Newco and (ii) Newco will conduct a subscription offering of its common stock, and if necessary a community and/or firm commitment underwritten offering, and an exchange offering to the existing public stockholders of Columbia, all pursuant to a plan of conversion and reorganization, subject to regulatory review and amendment in connection with such review as provided therein (the “Plan of Conversion”);

WHEREAS, the Board of Directors of Northfield, subject to the terms of this Agreement, has resolved to recommend that Northfield’s stockholders approve this Agreement and to submit this Agreement to Northfield’s stockholders for approval;

WHEREAS, the Board of Directors of Columbia, subject to the terms of this Agreement, has resolved to recommend that Columbia’s stockholders approve this Agreement and to submit this Agreement to Columbia’s stockholders for approval;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and (ii) the Bank Merger shall qualify as a “reorganization” within the meaning of the Code, and this Agreement is intended to be adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code (clauses (i) and (ii) collectively, the “Intended Tax Treatment”);

WHEREAS, each of the members of the Board of Directors of Northfield (such individuals, the “Northfield Designated Stockholders”) are supportive of this Agreement and the transactions contemplated hereby, including the Merger, and have determined that it is in their best interests to provide for their collective support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement, substantially in the form of Exhibit A hereto (the “Northfield Support Agreement”), pursuant to which, among other things, each of the Northfield Designated Stockholders is agreeing, subject to the terms of the Northfield Support Agreement, to vote all shares of Northfield Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval and adoption of this Agreement, and the Northfield Support Agreement is further a condition and inducement for the Columbia Parties to enter into this Agreement;

WHEREAS, each of the members of the Board of Directors of Columbia (such individuals, the “Columbia Designated Stockholders”) are supportive of this Agreement and the transactions contemplated hereby, including the Merger, and have determined that it is in their best interests to provide for their collective support for this Agreement and such transactions and, concurrently with the execution of this Agreement, are entering into a support agreement, substantially in the form of Exhibit B hereto (the “Columbia Support Agreement”), pursuant to which, among other things, each of the Columbia Designated Stockholders is agreeing, subject to the terms of the Columbia Support Agreement, (i) to vote all shares of

Columbia Common Stock such holder owns and has the sole power to vote or direct the voting thereof in favor of the approval and adoption of this Agreement and (ii) to vote all shares of Columbia Common Stock such holder owns and has the sole power to vote or to direct the voting thereof in favor of the approval and adoption of the Plan of Conversion, and the Columbia Support Agreement is further a condition and inducement for Northfield to enter into this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (as amended from time to time, the “DGCL”) and the Maryland General Corporation Law (as amended from time to time, the “MGCL”), at the Effective Time, Northfield shall merge with and into Newco (the “Merger”). At the Effective Time, (i) Newco shall be the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) and shall succeed to and assume all of the rights and obligations of Northfield in accordance with the DGCL and the MGCL and (ii) the Surviving Corporation shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the Merger, the separate corporate existence of Northfield shall terminate.

1.2 Closing Subject to the terms and conditions of this Agreement and the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on the date of the closing of the Conversion, immediately following the closing of the Conversion, unless another date, time or place is agreed to in writing by Northfield and Columbia. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3 Effective Time. Subject to the provisions of this Agreement, the parties shall cause to be filed a certificate of merger, in accordance with the DGCL, with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and articles of merger in accordance with Section 3-109 of the MGCL (the “Articles of Merger”) with the Maryland State Department of Assessments and Taxation (“MSDAT”). The Merger shall become effective at such time as specified in the Certificate of Merger and the Articles of Merger in accordance with the relevant provisions of the DGCL and the MGCL, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

1.4 Effects of the Merger At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL, the MGCL and this Agreement.

1.5 The Conversion. Contemporaneous with the adoption of this Agreement, the Boards of Directors of the MHC, Columbia and Columbia Bank are adopting the Plan of Conversion to convert into the capital stock form of organization. Newco has been organized and incorporated to (i) succeed to the rights and obligations of the MHC and Columbia, (ii) become the parent of Columbia Bank upon the closing of the Conversion and (iii) to offer for sale shares of common stock, based on the appraised pro forma market value of the Newco Common Stock issued in the Conversion, and any updates, as determined by the Independent Appraiser (as defined in the Plan of Conversion) (the “Independent Valuation”). The price per share of the shares of common stock, par value $0.01 per share, of Newco (the “Newco Common Stock”) to be issued in the Conversion is referred to as the “Conversion Price Per Share”. The Conversion Price Per Share will be $10.00. The shares of Newco Common Stock to be issued in connection with the Merger may be either shares unsubscribed for in the Conversion subscription offering, or to the extent such shares are unavailable, authorized but unissued shares of Newco Common Stock, which shares shall be issued immediately following completion of the Conversion.

1.6 Articles of Incorporation of Surviving Corporation. At the Effective Time, the articles of incorporation of Newco in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.7 Bylaws of Surviving Corporation At the Effective Time, the bylaws of Newco in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.9 Bank Merger.

(a) Immediately following the Merger, Newco shall cause Northfield Bank, a federal savings bank chartered under the laws of United States and a wholly owned Subsidiary of Northfield, to merge (the “Bank Merger”) with and into Columbia Bank, a federal savings bank chartered under the laws of the United States and a wholly owned Subsidiary of Columbia (“Columbia Bank”), with Columbia Bank as the surviving entity (the “Surviving Bank”). Promptly after the date of this Agreement, Columbia shall cause Columbia Bank and Northfield shall cause Northfield Bank to enter into an agreement and plan of merger with Columbia Bank in substantially the form set forth in Exhibit C (the “Bank Merger Agreement”). Each of Northfield and Columbia shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of Northfield Bank and Columbia Bank, respectively, and Northfield and Columbia shall, and shall cause Northfield Bank and Columbia Bank, respectively, to, execute articles of merger and such other documents and certificates and to file such documents and certificates with the Office of the Comptroller of the Currency (the “OCC”) as are necessary to make the Bank Merger effective (the “Bank Merger Certificate”). The Bank Merger shall become effective at such time and date as specified in the Bank Merger Certificate in accordance with applicable law, or at such other time as shall be provided by applicable law.

It is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Bank Merger Agreement is intended to be and will be adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF SHARES

2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(a) Cancellation of Treasury Stock; Conversion of Shares Owned by Subsidiaries. Each share of Northfield capital stock (including the Northfield Common Stock) that is owned by Northfield (other than shares held in a fiduciary or agency capacity or in satisfaction of debts previously contracted), the MHC, Columbia or by Newco (other than shares of Northfield Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Northfield, the MHC, Columbia or Newco in respect of debts previously contracted), shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Northfield Common Stock. Each share of common stock, par value $0.01 per share, of Northfield (the “Northfield Common Stock”) issued and outstanding immediately prior to the Effective Time, including shares of Northfield Restricted Stock and Northfield PRSUs, (other than shares cancelled and retired or converted pursuant to Section 2.1(a), and other than Dissenting Shares shall be converted, at the election of the holder thereof in accordance with the procedures set forth in Section 2.2 and Section 2.3 into the right to receive either shares of Newco Common Stock (the “Stock Consideration”) or cash (the “Cash Consideration”), without interest, as follows:

(i) if the Independent Valuation immediately prior to the closing of the Conversion (the “Final Independent Valuation”) is less than $2,300,000,000, (a) 1.425 shares of Newco Common Stock (the “Merger Exchange Ratio”) for each share of Northfield Common Stock with respect to which an election to receive Newco Common Stock has been effectively made and not revoked pursuant to Section 2.3 (a “Stock Election” and collectively the “Stock Election Shares”) or (b) $14.25 in cash for each share of Northfield Common Stock (the “Per Share Cash Consideration”) with respect to which an election to receive cash has been effectively made and not revoked pursuant to Section 2.3 (a “Cash Election” and collectively the “Cash Election Shares”);

(ii) if the Final Independent Valuation is equal to or greater than $2,300,000,000 and less than $2,600,000,000, (a) the Merger Exchange Ratio shall be increased to 1.450 shares of Newco Common Stock for each share of Northfield Common Stock subject to a Stock Election and (b) the Per Share Cash Consideration shall be increased to $14.50 for each share of Northfield Common Stock subject to a Cash Election; or

(iii) if the Final Independent Valuation is equal to or greater than $2,600,000,000, (a) the Merger Exchange Ratio shall be increased to 1.465 shares of Newco Common Stock for each share of Northfield Common Stock subject to a

Stock Election and (b) the Per Share Cash Consideration shall be increased to $14.65 for each share of Northfield Common Stock subject to a Cash Election.

Holders of shares of Northfield Common Stock that have not made a valid Cash Election or Stock Election pursuant to Section 2.3 are sometimes referred to herein as “Non-Election Shares”) will receive Cash Consideration or Stock Consideration, as determined in the sole discretion of Newco, subject to the provisions of Section 2.2(b). The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(c) Effect of Conversion of Northfield Common Stock. All of the shares of Northfield Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book entry account statements relating to the ownership of shares of Northfield Common Stock) previously representing any such shares of Northfield Common Stock shall thereafter represent only the right to receive for each such share of Northfield Common Stock (i) the Merger Consideration, (ii) cash in lieu of fractional shares which the shares of Northfield Common Stock represented by such Certificate have been converted into pursuant to this Section 2.1 and Section 2.2(l), without any interest thereon and (iii) any dividends or distributions which the holder thereof has, in each case, without any interest thereon.

(d) Certain Adjustments. If, prior to the Effective Time, the outstanding shares of Columbia Common Stock or Northfield Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split or other similar structural change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Exchange Ratio and/or the Per Share Cash Consideration to give Columbia and the holders of shares of Northfield Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Northfield or Columbia to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

2.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement the number of shares of Northfield Common Stock to be converted into the Cash Consideration (the “Cash Conversion Number”) shall be no greater than the product obtained by multiplying (x) the number of shares of Northfield Common Stock issued and outstanding as of the Effective Time (excluding shares of Northfield Common Stock to be canceled as provided in Section 2.1(a)) by (y) 0.30, it being understood that all of the other shares of Northfield Common Stock shall be converted into Stock Consideration (in each case excluding shares of Northfield Common Stock to be canceled as provided in Section 2.1(a) and Dissenting Shares); provided, however, if either of the tax opinions referred to in Section 7.2(d) or 7.3(d) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, Newco shall reduce the number of shares of Northfield Common Stock entitled to receive the Cash Consideration and correspondingly increase the number of shares of Northfield Common Stock entitled to receive the Stock Consideration by the minimum amount necessary to enable the Merger to satisfy such continuity of interest requirement.

(b) Within five (5) business days after the Effective Time, Newco shall cause the Exchange Agent to effect the allocation among holders of Northfield Common Stock of the right to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the number of Cash Election Shares is greater than the Cash Conversion Number, then:

(A) all Stock Election Shares, and such number of Non-Election Shares as determined in the sole discretion of Newco, shall be converted into the right to receive the Stock Consideration such that the number of Cash Election Shares to be converted does not exceed the Cash Conversion Number; and

(B) the Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Cash Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Cash Election Shares exceed the Cash Conversion Number and the denominator of which is the total number of Cash Election Shares, with the remaining number of each such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(ii) If the number of Cash Election Shares is equal to or less than the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares, and such number of Non-Election Shares as determined in the sole discretion of Newco, shall be converted into the right to receive the Stock Consideration, subject to the Cash Conversion Number.

2.3 Election and Exchange Procedures.

(a) Each holder of Northfield Common Stock may specify in a request made in accordance with the provisions of this Section 2.3 (herein called an “Election”) (x) the number of shares of Northfield Common Stock owned by such holder with respect to which such holder of Northfield Common Stock desires to make a Stock Election and (y) the number of shares of Northfield Common Stock owned by such holder of Northfield Common Stock with respect to which such holder of Northfield Common Stock desires to make a Cash Election.

(b) Newco shall prepare a form reasonably acceptable to Northfield (the “Form of Election”) which shall be mailed to Northfield’s stockholders entitled to vote at the Northfield Meeting so as to permit stockholders of Northfield to exercise their right to make an Election prior to the Election Deadline.

(c) The Form of Election shall be mailed to each holder of Northfield Common Stock on or about the time the Joint Proxy Statement/Prospectus is mailed to Northfield stockholders entitled to vote (the “Mailing Date”) and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of Northfield who requests such Form of Election following the Mailing Date and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as Exchange Agent under this Agreement, which person shall be designated by Newco and reasonably acceptable to Northfield (the “Exchange Agent”), pursuant to an agreement entered into prior to Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline a Form of Election properly completed and signed accompanied by the Certificates representing Northfield Common Stock as to which such Form of Election is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Form of Election, it being understood no Certificate need be delivered for Northfield stockholders who hold shares in book-entry form. As used herein, “Election Deadline” means 5:00 p.m. on the date that as reasonably determined by Newco is as close as possible to the fifth business day prior to date on which the Closing occurs. Northfield and Newco shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than twenty (20) business days before and at least ten (10) business days prior to the Election Deadline.

(e) Any stockholder of Northfield may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If Newco, after consultation with the Exchange Agent, shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Northfield Common Stock, such Election shall be deemed to be not in effect, and the shares of Northfield Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Newco or Northfield that this Agreement has been terminated in accordance with Article VIII.

(g) If any portion of the Merger Consideration is to be paid to a person other than the person in whose name a Certificate surrendered pursuant to Section 2.3(i) is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, as applicable, and the person requesting such payment shall inform the Exchange Agent, pursuant to an agreement entered into prior to Closing, whether any transfer or other similar Taxes are required as a result of such payment to a person other than the registered holder of such Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including cash in lieu of fractional shares of Newco Common Stock) otherwise payable pursuant to this Agreement to the designated person other than the registered holder such amounts as the Exchange Agent determines is necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the twelve-month anniversary of the Effective Time, Newco) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of Newco Common Stock) otherwise payable pursuant to this Agreement to any holder of Northfield Common Stock such amounts as the Exchange Agent or Newco, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or Newco, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Northfield Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Newco, as the case may be.

(h) At least one (1) business day prior to the Effective Time, Newco shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Northfield Common Stock pursuant to this Article II (i) certificates, or at Newco’s option, evidence of shares in book-entry form, representing the shares of Newco Common Stock, sufficient to pay the aggregate Stock Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the Cash Consideration and the estimated amount of cash to be paid in lieu of fractional shares of Newco Common Stock, each to be given to the holders of Northfield Common Stock in exchange for Certificates pursuant to this Article II. Upon the twelve (12) month anniversary of the Effective Time, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to Newco. Any holder of Certificates who has not theretofore exchanged his or her Certificates or for the Merger Consideration pursuant to this Article II shall thereafter be entitled to look exclusively to Newco and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II. If outstanding Certificates are not surrendered, or the payment for the Certificates is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Entity, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Newco (and to the extent not in its possession shall be delivered to it), free and clear of all Liens of any person previously entitled to such property. Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of Northfield Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Newco and the Exchange Agent shall be entitled to rely upon the stock transfer books of Northfield to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(i) Promptly after the Effective Time, but in no event later than five (5) business days thereafter, Newco shall cause the Exchange Agent to mail or deliver to each person who did not surrender, or who improperly surrendered, such stockholder’s Certificates to the Exchange Agent and who was, immediately prior to the Effective Time, a holder of record of Northfield Common Stock a notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal in a form reasonably satisfactory to Newco and Northfield containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon with respect to shares evidenced by Certificates, upon proper delivery of the Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than five (5) business days after due surrender, (x) a certificate, or at the election of Newco, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Newco Common Stock that such holder is entitled pursuant to this Article II, and (y) a check in the amount equal to the sum of (A) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered pursuant to this Article II, (B) any cash in lieu of fractional shares pursuant to Section 2.3(l) and (C) any dividends or other distributions that such holder is entitled pursuant to Section 2.3(k), and the Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates.

(j) In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Newco or the Exchange Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), Newco shall cause the Exchange Agent to issue the Merger Consideration, and any cash, unpaid dividends or other distributions that would be payable or deliverable, in respect of the shares of Northfield Common Stock represented by such lost, stolen or destroyed Certificates.

(k) No dividends or other distributions with respect to Newco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Newco Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and no such dividends, other distributions and cash in lieu of fractional shares of Newco Common Stock shall be paid by Newco to the Exchange Agent, in each case until the surrender of such Certificate in accordance with subsection (l) below. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the whole shares of Newco Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, (x) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered pursuant to this Article II and (y) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Newco Common Stock and the amount of any cash payable in lieu of a fractional share of Newco Common Stock to which such holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Newco Common Stock. Newco shall make available to the Exchange Agent cash for these purposes, if necessary.

(l) Notwithstanding any other provision hereof, no fractional shares of Newco Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; no dividend or distribution by Newco shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Newco. In lieu of any such fractional shares, Newco shall pay to each holder of a fractional share of Newco Common Stock an amount of cash (without interest) determined by multiplying the Per Share Cash Consideration by the fraction of a share of Newco Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.1(b)(ii) above. No interest will be paid on the cash that the holders of such fractional shares shall be entitled to receive upon such delivery. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by Newco on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration.

2.4 Treatment of Northfield Equity Awards.

(a) Treatment of Stock Options.

(i) Effective as of the Effective Time, each option to purchase a share of Northfield Stock (“Northfield Option”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall fully vest and cease to represent a right to acquire shares of Northfield Common Stock and shall be converted automatically, without any required action on the part of Northfield or any holder of such Northfield Option, into an option to purchase shares of Newco Common Stock in an amount and at an exercise price determined as provided below. Newco shall assume each Northfield Option, and, thereafter, each such assumed Northfield Option shall continue to be subject to the terms of the applicable Northfield Equity Plan or other agreement by which it is evidenced, except that from and after the Effective Time, (i) the Compensation Committee of Newco shall be substituted for the committee of the Northfield board of directors administering such Northfield Equity Plan, (ii) the number of shares of Newco Common Stock subject to such Northfield Option shall be equal to the number of shares of Northfield Common Stock subject to such Northfield Option immediately prior to the Effective Time multiplied by the Merger Exchange Ratio, provided that any fractional shares of Newco Common Stock resulting from such multiplication shall be rounded down to the nearest share and (iii) the per share exercise price under each such Northfield Option shall be adjusted by dividing the per share exercise price under each such Northfield Option by the Merger Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (ii) and (iii) of the immediately preceding sentence, each Northfield Option which is an “incentive stock option” shall be adjusted as required by Sections 409A and 424 of the Code, and the regulations and guidance promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Sections 409A and 424(h) of the Code. Newco and Northfield agree to take all necessary steps to effect the foregoing provisions of this Section 2.4(a)(i), including in the case of Newco taking all corporate action necessary to reserve for issuance a sufficient number of shares of Newco Common Stock for delivery upon exercise of the options to issue shares of Newco Common Stock issued in accordance herewith.

(ii) As soon as practicable after the Effective Time, Newco shall use its reasonable efforts to file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Newco Common Stock subject to the options referred to in Section 2.4(a)(i) and shall use its reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8.

(iii) With respect to those individuals who, subsequent to the Merger, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Newco shall administer the Northfield Equity Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

(b) Treatment of Restricted Stock Awards. Immediately prior to the Effective Time, any vesting or other forfeiture restrictions on each share of Northfield Common Stock subject to time-based vesting (“Northfield Restricted Stock”) outstanding as of immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, lapse, Northfield Restricted Stock will fully vest and shall be treated as an issued and outstanding shares of Northfield Common Stock for the purposes of this Agreement. For the avoidance of doubt, Newco shall not assume any Northfield Restricted Stock.

(c) Treatment of Performance-Based Restricted Stock Units. Immediately prior to the Effective Time, each award of performance-based restricted stock units with respect to Northfield Common Stock (“Northfield PRSUs”) outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter and shall be treated as an issued and outstanding share of Northfield Common Stock for the purposes of this Agreement. For the avoidance of doubt, Newco shall not assume any Northfield PRSUs.

(d) Additional Actions. Prior to the Effective Time, Northfield shall take all actions that may be necessary or required (under any Northfield Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.4 and (ii) to ensure that, from and after the Effective Time, holders of Northfield Restricted Stock, and Northfield PRSUs shall have no rights with respect to thereto other than those rights specifically provided in this Section 2.4, if any.

2.5 Rights as Stockholders; Stock Transfers. All shares of Northfield Common Stock, when converted as provided in Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and, except as to Treasury Stock, each Certificate previously evidencing such shares shall thereafter represent only the right to receive, for each such share of Northfield Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Newco Common Stock in accordance with Section 2.3. At the Effective Time, holders of Northfield Common Stock shall cease to be, and shall have no rights as, stockholders of Northfield, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Newco Common Stock as provided under Section 2.1 and this Section 2.5. After the Effective Time, there shall be no transfers on the stock transfer books of Northfield of shares of Northfield Common Stock, other than transfers of Northfield Common Stock that have occurred prior to the Effective Time.

2.6 Adjustments to Preserve Tax Treatment. If either the opinion referred to in Section 7.2(d) or the opinion referred to in Section 7.3(d) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable U.S. federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Newco shall reduce the number of shares of Northfield Common Stock entitled to receive the Cash Consideration and correspondingly increase the number of shares of Northfield Common Stock entitled to receive the Stock Consideration by the minimum amount necessary to enable the Merger to satisfy such continuity of interest requirement.

2.7 Statutory Rights of Appraisal.

(a) Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), shares of Northfield Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any Holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who is entitled to and has properly demanded appraisal rights with respect thereto in accordance with, Section 262 of the DGCL and not effectively withdrawn such demand with respect to any such Northfield Common Stock held by any such holder (the “Dissenting Shares”) shall not be converted into the right to receive any of the Merger Consideration as specified in this Agreement. Such holders shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL except that all Dissenting Shares held by holders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration in accordance with Section 2.1(c) of this Agreement.

(b) Northfield shall give Newco prompt written notice (but in any event within 48 hours) to Newco of any demands for payment in respect of any shares of Northfield Common Stock and any withdrawals of such demands, and any other instruments served pursuant to law with respect to appraisal rights, and Newco shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Northfield shall not, except with the prior written consent of Newco, voluntarily make, or commit or agree to make, any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NORTHFIELD

Except (a) as disclosed in the corresponding section of the disclosure schedule delivered by Northfield to the Columbia Parties concurrently herewith (the “Northfield Disclosure Schedule”) (it being understood that (i) the mere inclusion of an item in the Northfield Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Northfield that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced in such disclosure and (B) any other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any Northfield Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) by Northfield since December 31, 2024, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements”

disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature, and except with respect to matters that relate to the representations and warranties contained in Sections 3.2(a) and 3.2(b), Northfield hereby represents and warrants to the Columbia Parties as follows:

3.1 Corporate Organization.

(a) Northfield is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is a savings and loan holding company duly registered under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”). Northfield has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Northfield is duly licensed or qualified to do business and in good standing (to the extent such concept (or a similar concept) exists in such jurisdiction) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield. As used in this Agreement, the term “Material Adverse Effect” means with respect to the Columbia Parties, Northfield or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities (including deposits), liquidity, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements (and, in either case, any authoritative interpretations thereof), (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the banking and financial services industry, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including a federal government shutdown, the outbreak or escalation of war or acts of terrorism or cyberattacks not specifically targeting Columbia or Northfield or their Subsidiaries) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) and the imposition of tariffs and any retaliatory responses) affecting the banking and financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement or consummation of the transactions contemplated hereby or actions expressly required to be taken or omitted by this Agreement or that are taken or omitted with the prior written consent of the other party in contemplation of the transactions contemplated hereby (it being understood and agreed that this subclause (E) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or the pendency or consummation of the transactions contemplated hereby), or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof or (G) the expenses incurred by Columbia or Northfield in negotiating, documenting, effecting or consummating the transactions contemplated by this Agreement; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, liquidity, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the banking and financial services industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby, including the Conversion. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any subsidiary of such person as defined in Rule 1-02(x) of Regulation S-X promulgated by the SEC or the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the certificate of incorporation of Northfield (the “Northfield Charter”) and the bylaws of Northfield (the “Northfield Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Northfield to the Columbia Parties.

(b) Northfield Bank is a direct, wholly owned Subsidiary of Northfield, is duly organized, validly existing and in good standing under the laws of the United States, is authorized under the laws of the United States to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its assets and to conduct its business in the manner in which its business is now being conducted. Northfield Bank is duly qualified or licensed to transact business as a foreign corporation and in good standing in each jurisdiction in which its ownership or lease of its assets or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have a Material Adverse Effect on Northfield. The deposit accounts of Northfield Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Northfield, threatened. Northfield Bank is not in violation of any of the provisions of its charter or bylaws of the date hereof. True, complete and correct copies of the charter and bylaws of Northfield Bank, each as in effect as of the date of this Agreement, have been delivered or made available to the Columbia Parties.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield, each direct or indirect non-banking Subsidiary of Northfield (a “Northfield Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. Section 3.1(c) of the Northfield Disclosure Schedule sets forth a true and complete list of all Northfield Subsidiaries as of the date hereof. No Northfield Subsidiary is in material violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of Northfield.

3.2 Capitalization.

(a) The authorized capital stock of Northfield consists of 150,000,000 shares of Northfield Common Stock and 25,000,000 shares of Northfield preferred stock. As of the date of this Agreement the (“Capitalization Date”), there were (i) 64,770,730 and 41,763,852 shares of Northfield Common Stock issued and outstanding, respectively, of which 173,043 shares constitute Northfield Restricted Stock, (ii) 23,006,878 shares of Northfield Common Stock held in treasury, (iii) 103,407 shares of Northfield Common Stock reserved for issuance upon the settlement of outstanding Northfield PRSUs, (iv) 80,000 shares of Northfield Common Stock reserved for issuance upon the exercise of outstanding Northfield Options, (v) 297,109 shares of Northfield Common Stock reserved for issuance under the Northfield Benefit Plans (other than any outstanding shares of Northfield Restricted Stock or any Northfield Equity Award listed in clauses (iii) and (iv)), and (vi) no other shares of capital stock or other voting securities or equity interests of Northfield issued, reserved for issuance or outstanding. As of the date of this Agreement, there are no shares of Northfield Preferred Stock issued or outstanding. All of the issued and outstanding shares of Northfield Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Northfield may vote. Other than the Northfield Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Northfield, or contracts, commitments, understandings or arrangements by which Northfield may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Northfield, or that otherwise obligate Northfield or any Northfield Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Northfield Securities”). No Northfield Subsidiary owns any capital stock of Northfield. Other than the Northfield Support Agreements, there are no voting trusts, stockholders agreements, proxies or other agreements in effect to which Northfield or any of its Subsidiaries is a party with respect to the voting or transfer of Northfield Common Stock, capital stock or other voting or equity securities or ownership interests of Northfield or granting any stockholder or other person any registration rights. Except as set forth in Section 3.2(a) of the Northfield Disclosure Schedule, as of the date hereof, no trust preferred or subordinated debt securities of Northfield are issued or outstanding.

(b) Except as set forth in Section 3.2(b) of the Northfield Disclosure Schedule. Northfield owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Northfield Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Northfield Subsidiary, or contracts, commitments, understandings or arrangements by which any Northfield Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Northfield Subsidiary, or otherwise obligating Northfield or any Northfield Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Northfield Subsidiary Securities”).

(c) Section 3.2(c) of the Northfield Disclosure Schedule sets forth, for each Northfield equity award (the “Northfield Equity Awards”) as of the date hereof, the holder, type of award, grant date, number of shares, exercise price, expiration date and vesting schedule (including any acceleration provisions). Within five (5) days prior to the Closing Date, Northfield will provide Columbia with a revised version of Section 3.2(c) of the Northfield Disclosure Schedule, updated as of such date. Each Northfield Equity Award has been granted in compliance in all material respects with applicable securities laws or exemptions therefrom and all requirements set forth in the applicable Northfield Equity Plan and other applicable contracts.

3.3 Authority; No Violation.

(a) Northfield has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder approvals and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Northfield. The Board of Directors of Northfield, acting with the approval of not less than a majority of the number of members of the Board of Directors, has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Northfield and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to Northfield’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of majority of all votes entitled to be cast at a meeting called therefor (the “Requisite Northfield Vote”), and subject to the adoption and approval of the Bank Merger Agreement by the Board of Directors of Northfield Bank and Northfield as Northfield Bank’s sole stockholder, no other corporate proceedings on the part of Northfield are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the stockholders of Northfield of an advisory (non-binding) vote on the compensation that may be paid or become payable to Northfield’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by Northfield and (assuming due authorization, execution and delivery by Columbia, the MHC and Newco) constitutes a valid and binding obligation of Northfield, enforceable against Northfield in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Except as set forth in Section 3.3(b) of the Northfield Disclosure Schedule, neither the execution and delivery of this Agreement by Northfield nor the consummation by Northfield of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by Northfield with any of the terms or provisions hereof, will (i) violate any provision of the Northfield Articles or the Northfield Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Northfield Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Northfield or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Northfield or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Northfield or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or Lien creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield.

3.4 Consents and Approvals. Except for (a) the stockholder and member approvals referred to in Section 4.4(a), (b) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (c) the filing of any required applications, filings, waiver requests and notices, as applicable, with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the HOLA and the OCC under the Bank Merger Act, 12 U.S.C. § 1828(c) (the “Bank Merger Act”) in connection with the Bank Merger, and (ii) any other federal or state banking, securities or insurance regulatory authorities listed on Section 3.4 of the Northfield Disclosure Schedule or Section 4.4 of the Columbia Disclosure Schedule and approval or non-objection of such applications, filings and notices, (d) the filing by Newco with the SEC of a joint proxy statement/prospectus in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), relating to the meetings of Northfield stockholders and Columbia stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the registration statement on Form S-4 in which the Joint Proxy Statement/Prospectus will be included as a prospectus, to be filed with the SEC by Newco in connection with the issuance of Newco Common Stock in the Merger (the “Form S-4”), and the declaration by the SEC of the effectiveness of the Form S-4, (e) the filing of the Articles of Merger with the MSDAT pursuant to the MGCL and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, as applicable, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable law, (f) if required by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any applications, filings or notices under the HSR Act and (g) such filings and approvals as are required to be made or obtained under the securities or

“Blue Sky” laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement and the approval of the listing of such Newco Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission, or other governmental or regulatory authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by Northfield of this Agreement or (y) the consummation by Northfield of the Merger and the other transactions contemplated hereby (including the Bank Merger and the Conversion). As of the date hereof, to the knowledge of Northfield, there is no reason why the necessary regulatory approvals and consents will not be received by Northfield to permit consummation of the Merger and the Bank Merger on a timely basis.

3.5 Reports. Northfield and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) the SEC, (ii) the Federal Reserve Board, (iii) the OCC, (iv) the FDIC and (v) any self-regulatory organization (clauses (i) – (v), collectively, the “Northfield Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Northfield Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Subject to Section 9.14, except for normal examinations conducted by a Northfield Regulatory Agency in the ordinary course of business of Northfield and its Subsidiaries, to the knowledge of Northfield, no Northfield Regulatory Agency has initiated or has pending any proceeding or investigation into the business or operations of Northfield or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Northfield Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Northfield or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Northfield Regulatory Agency with respect to the business, operations, policies or procedures of Northfield or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield.

3.6 Financial Statements.

(a) The financial statements of Northfield and its Subsidiaries included (or incorporated by reference) in the Northfield Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Northfield and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Northfield and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2023, no independent public accounting firm of Northfield has resigned (or informed Northfield that it intends to resign) or been dismissed as independent public accountants of Northfield as a result of or in connection with any disagreements with Northfield on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, neither Northfield nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Northfield included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Northfield and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Northfield or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Northfield. Northfield (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Northfield, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Northfield by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has not identified (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect Northfield’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in Northfield’s internal control over financial reporting. As of the date hereof, neither Northfield nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of Northfield, Northfield has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2023, (i) neither Northfield nor any of its Subsidiaries, nor, to the knowledge of Northfield, any Representative of Northfield or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to credit loss reserves, write-downs, charge-offs and accruals) of Northfield or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Northfield or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Northfield or any of its Subsidiaries, whether or not employed by Northfield or any of its Subsidiaries, has reported to Northfield evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Northfield or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Northfield or any committee thereof or the Board of Directors or similar governing body of any Northfield Subsidiary or any committee thereof.

(e) The financial statements contained in the Consolidated Reports of Condition and Income (“Call Reports”) of Northfield Bank for the periods ended on or after January 1, 2023, (i) are true and complete in all material respects, (ii) have been prepared from, and are in accordance with, the books and records of Northfield Bank, (iii) fairly present in all material respects the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows and consolidated balance sheets of Northfield Bank for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iv) complied, as of their respective dates of filing, in all material respects with applicable accounting requirements and with the published rules and regulations with respect thereto, and (v) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(f) The allowance for credit losses (“ACL”) reflected in the financial statements of Northfield and its Subsidiaries was, as of the date of each of the financial statements, in compliance with Northfield’s existing methodology for determining the adequacy of the ACL and in compliance with the standards established by the applicable Northfield Regulatory Agency, the Financial Accounting Standards Board and GAAP, and, as reasonably determined by management under the circumstances, was adequate as of the date thereof.

(g) The independent registered public accounting firm engaged to express its opinion with respect to the financial statements of Northfield and its Subsidiaries included in the Northfield Reports is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X.

3.7 Broker’s Fees. With the exception of the engagement of Raymond James & Associates, Inc., neither Northfield nor any Northfield Subsidiary nor any of their respective officers or directors on behalf of Northfield has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Northfield has disclosed to Columbia as of the date hereof the aggregate fees provided for in connection with the engagement by Northfield of Raymond James & Associates, Inc. related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield.

(b) Since December 31, 2024, (i) Northfield and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Northfield, or except as set forth in Section 3.9(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Northfield, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Northfield or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Northfield, any of its Subsidiaries or the assets of Northfield or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of Northfield and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns were true, correct, and complete in all material respects. Neither Northfield nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Northfield and its Subsidiaries (whether or not shown on any Tax Returns) that were due have been fully and timely paid. Each of Northfield and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Northfield nor any of its Subsidiaries has currently been granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth in Section 3.10(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of Northfield, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Northfield and its Subsidiaries or the assets of Northfield and its Subsidiaries. Northfield has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Except as set forth in Section 3.10(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Northfield and its Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). Neither Northfield nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Northfield) or (B) has any liability for the Taxes of any person (other than Northfield or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Northfield nor any of its Subsidiaries has been, within the past two (2) years, as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Northfield nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Neither Northfield nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable laws) occurring or existing prior to the Closing. Neither Northfield nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, in each case, in the nature of a tax and imposed by a Governmental Entity with jurisdiction over Taxes (a “Tax Authority”), together with all applicable penalties, interest and additions imposed by a Tax Authority.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any applicable schedule, attachment or amendment supplied or required to be supplied to a Tax Authority.

3.11 Employees.

(a) Section 3.11(a) of the Northfield Disclosure Schedule sets forth a true and complete list of all material Northfield Benefit Plans. For purposes of this Agreement, the term “Northfield Benefit Plans” means an Employee Benefit Plan to which Northfield, any Subsidiary of Northfield or any of their respective ERISA Affiliates is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Northfield, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Northfield, any of its Subsidiaries or any of their ERISA Affiliates, or for which Northfield, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”). For purposes of this Agreement, the term “Employee Benefit Plan” means any (i) employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and any rules or regulations promulgated thereunder (“ERISA”)), whether or not subject to ERISA, and (ii) equity or equity-based compensation (the “Northfield Equity Plans”), bonus, profit sharing, incentive, deferred compensation, post-employment or retiree benefits, life insurance, supplemental retirement, termination, change in control, retention, compensation, employment, consulting, retirement or similar plan, agreement, arrangement, program or policy, insurance (including any self-insured arrangement), health and welfare, disability or sick leave benefits, vacation benefit, relocation or expatriate benefits, perquisite or other benefit plans, programs, agreements, contracts, policies or arrangements, in each case whether or not written. For purposes of this Agreement, the term “ERISA Affiliate” means with respect to an entity, any other entity, trade or business, whether or not incorporated, that together with such first entity would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

(b) Northfield has made available to Columbia and Newco true and complete copies of each material Northfield Benefit Plan and the following related documents, to the extent applicable, (i) all summary plan descriptions, material amendments, material modifications or material supplements, (ii) the annual report (Form 5500) and accompanying schedules and attachments thereto filed with the U.S. Department of Labor (the “DOL”) for the last two (2) plan years, (iii) the most recently received U.S. Internal Revenue Service (“IRS”) determination or opinion letter, and (iv) the most recently prepared actuarial report and financial statements for each of the last two (2) years.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, each Northfield Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, neither Northfield nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, U.S. Department of Labor (the “DOL”) or any other Governmental Entity with respect to any Northfield Benefit Plan, and neither Northfield nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Northfield Disclosure Schedule identifies each Northfield Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Northfield Qualified Plans”). The IRS has, if applicable, issued a favorable determination letter or opinion with respect to each Northfield Qualified Plan and the related trust, which letter or opinion has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of Northfield, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Northfield Qualified Plan or the related trust. Each trust created under any Northfield Qualified Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(e) Except as set forth in Section 3.11(e) of the Northfield Disclosure Schedule, none of Northfield, its Subsidiaries nor any of their ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to, or incurred any liability with respect to, any (i) single employer defined benefit plan subject to Title IV of ERISA (a “Title IV Plan”), (ii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iii) self-funded health or welfare benefit plan. None of the following events has occurred in connection with any Title IV Plan: (i) a “reportable event,” within the meaning of Section 4043 of ERISA, other than any such event for which the 30-day notice period has been waived by the Pension Benefit Guaranty Corporation, or (ii) event described in Section 4062 or 4063 of ERISA. Neither Northfield nor any of its ERISA Affiliates (nor any predecessor of any such entity) has (i) engaged in any transaction described in Section 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur, any liability under (x) Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (y) Section 4971 of the Code.

(f) None of Northfield, any of its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Northfield, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Except as set forth in Section 3.11(g) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries sponsors, has sponsored or has any current or projected obligation or liability with respect to any Employee Benefit Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees, directors, individual independent contractors or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.

(h) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, all contributions required to be made to any Northfield Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Northfield Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Northfield.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), actions, suits, audits, lawsuits or arbitrations which have been asserted or instituted, and, to Northfield’s knowledge, no set of circumstances exists which may reasonably give rise to a claim, action, suit, audit, lawsuit or arbitration against the Northfield Benefit Plans, any fiduciaries thereof with respect to their duties to the Northfield Benefit Plans or the assets of any of the trusts under any of the Northfield Benefit Plans that would reasonably be expected to result in any material liability of Northfield or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Northfield Benefit Plan, or any other party.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, none of Northfield, any of its Subsidiaries or any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Northfield Benefit Plans or their related trusts, Northfield, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that Northfield or any of its Subsidiaries has an obligation to indemnify, to any material Tax, penalty or other liability imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) To the knowledge of Northfield, each Northfield Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance in all material respects with, and Northfield and its Subsidiaries have complied in all material respects in practice and operation with, all applicable requirements of Section 409A of the Code.

(l) Except as set forth on Section 3.11(l) of the Northfield Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of Northfield or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Northfield Benefit Plan, or (iii) result in any limitation on the right of Northfield or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Northfield Benefit Plan or related trust. Section 3.11(l) of the Northfield Disclosure Schedule sets forth preliminary calculations with respect to each individual who has a contractual right to severance pay based upon the assumptions set forth in such calculations triggered by a change in control and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Code.

(m) Except as set forth in Section 3.11(m) of the Northfield Disclosure Schedule, the transactions contemplated by this Agreement will not cause or require Northfield or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(n) No Northfield Benefit Plan, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code and neither Northfield nor any of its Subsidiaries have any obligation to gross-up or reimburse any current or former employee, director or individual independent contractor for any Taxes under Section 409A or 4999 of the Code, or otherwise.

(o) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, there are no pending or, to Northfield’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Northfield or any of its Subsidiaries, or any strikes, or other labor disputes against Northfield or any of its Subsidiaries. Neither Northfield nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or employee association (a “Collective Bargaining Agreement”), or work rules or practices agreed to with any labor organization or employee association applicable to service provider of Northfield or any of its Subsidiaries and, to the knowledge of Northfield, there are no organizing efforts by any union or other group seeking to represent any employees of Northfield or any of its Subsidiaries.

(p) Northfield and its Subsidiaries are, and have been since January 1, 2023, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Neither Northfield nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Columbia, Newco or any of their affiliates to have any material liability or other obligations following the Effective Time under the Worker Adjustment and Retraining Notification Act and any comparable state or local law.

3.12 SEC Reports. Northfield has previously made available to Columbia an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2023 by Northfield pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Northfield Reports”) and (b) communication mailed by Northfield to its stockholders since December 31, 2023, and no such Northfield Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2023, as of their respective dates, all Northfield Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Northfield has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by the SEC with respect to any of the Northfield Reports.

3.13 Compliance with Applicable Law.

(a) Northfield and each of its Subsidiaries hold, and have at all times since December 31, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield, and to the knowledge of Northfield, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened. Northfield has not elected to be treated as a financial holding company under the BHC Act and Northfield and each of its Subsidiaries other than Northfield Bank are engaged solely in activities permissible for unitary savings and loan holding companies under the HOLA and implementing regulations.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northfield, Northfield and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Northfield or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the “CARES Act”) and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c) Northfield Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d) Northfield maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by Northfield and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Northfield, to the knowledge of Northfield, since December 31, 2023, no third party has gained unauthorized access to any information technology networks or Personal Data controlled by and material to the operation of the business of Northfield and its Subsidiaries.

(e) As of the date hereof, each of Northfield and Northfield Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Northfield nor Northfield Bank has received any indication from a Governmental Entity that its status as “well-capitalized” or that the Community Reinvestment Act rating of Northfield Bank will be downgraded within one (1) year from the date of this Agreement.

(f) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Northfield, since January 1, 2023, Northfield Bank has, (i) timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (ii) timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to all applicable laws.

3.14 Certain Contracts.

(a) Except as set forth on Section 3.14(a) of the Northfield Disclosure Schedule, as of the date hereof, neither Northfield nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) but excluding any Northfield Benefit Plan:

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) which contains a provision that limits (or purports to limit) in any material respect the ability of Northfield or any of its Subsidiaries (or after the Merger, the ability of the Surviving Corporation or any of its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements);

(iii) with or to a labor union or guild (including any Collective Bargaining Agreement);

(iv) which (other than extensions of credit, other customary banking products offered by Northfield or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice or lease agreements with respect to branch offices) creates future payment obligations in excess of $350,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less;

(v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Northfield or its Subsidiaries, taken as a whole;

(vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Northfield Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to Northfield and its Subsidiaries, taken as a whole;

(vii) that provides for contractual indemnification by Northfield to any director, officer or employee of Northfield;

(viii) (A) that relates to the incurrence of indebtedness by Northfield or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank or the Federal Reserve Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, credit support, indemnification, assumption or endorsement by Northfield or any of its Subsidiaries of, or any similar commitment by Northfield or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $1,000,000 or more;

(ix) with any record or beneficial owner of five percent (5%) or more of the outstanding shares of Northfield Common Stock;

(x) which is a settlement, consent or similar agreement and contains any material continuing obligations of Northfield or any of its Subsidiaries;

(xi) entered into by Northfield or any of its Subsidiaries in connection with an interest rate, exchange rate or commodities swap, option, future, forward or other derivative or hedging transaction or risk management arrangement, in each case with a notional value in excess of $3,000,000;

(xii) which limits the payment of dividends by Northfield or any of its Subsidiaries;

(xiii) between Northfield or its Subsidiaries, on the one hand, and (A) any executive officer or director of Northfield or its Subsidiaries other than related party transactions that have been reported in any Northfield Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, or (B) any (x) record or beneficial owner of five percent (5%) or more of the voting securities of Northfield, (y) affiliate or family member of any such officer, director or record or beneficial owner, or (z) any other affiliate of Northfield, on the other hand, except those of a type available to employees of Northfield generally and except for Regulation O loans disclosed in Section 3.21(e) of the Northfield Disclosure Schedule;

(xiv) containing any standstill or similar agreement pursuant to which Northfield or its Subsidiaries have agreed not to acquire assets or equity interests of another person; or

(xv) that is material to Northfield or its Subsidiaries or their respective businesses or assets and not otherwise entered into in the ordinary course of business.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any Northfield Benefit Plan), whether or not set forth in the Northfield Disclosure Schedule, is referred to herein as a “Northfield Contract.” Northfield has made available to Columbia true, correct and complete copies of each Northfield Contract in effect as of the date hereof.

(b) (i) Each Northfield Contract is valid and binding on Northfield or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield, (ii) Northfield and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Northfield Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield, (iii) to the knowledge of Northfield, each third-party counterparty to each Northfield Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Northfield Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield, (iv) neither Northfield nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Northfield Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Northfield or any of its Subsidiaries, or to the knowledge of Northfield, any other party thereto, of or under any such Northfield Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Northfield.

3.15 Northfield Supervisory Actions. Subject to Section 9.14, neither Northfield nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Northfield Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the Northfield Disclosure Schedule, a “Northfield Supervisory Action”), nor has Northfield or any of its Subsidiaries been advised since January 1, 2023, of any Northfield Supervisory Action by any Northfield Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Northfield Supervisory Action.

3.16 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Northfield or any of its Subsidiaries or for the account of a customer of Northfield or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Northfield Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Northfield or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Northfield and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Northfield’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, Northfield and its Subsidiaries are in compliance, and have complied since January 1, 2023, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Northfield, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Northfield or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Northfield, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. To the knowledge of Northfield, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield. Northfield is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Northfield Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield.

3.18 Investment Securities.

(a) Each of Northfield and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements) free and clear of any Lien, except (i) to the extent such securities are pledged in the ordinary course of business consistent with past practice to secure obligations of Northfield or its Subsidiaries and (ii) as would not be material to Northfield and its Subsidiaries, taken as a whole. Such securities are valued on the books of Northfield in accordance with GAAP in all material respects.

(b) Northfield and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Northfield believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Northfield has made available to Columbia such policies.

3.19 Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, Northfield or a Northfield Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Northfield Reports as being owned by Northfield or a Northfield Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Northfield Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Northfield Reports or acquired after the date thereof which are material to Northfield’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Northfield Owned Properties, the “Northfield Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Northfield, the lessor. There are no pending or, to the knowledge of Northfield, threatened condemnation proceedings against the Northfield Real Property.

3.20 Intellectual Property.

(a) Section 3.20(a) of the Northfield Disclosure Schedule sets forth a true and complete list of all registrations and applications for registration of any and all Intellectual Property owned (or purported to be owned) by Northfield and each of its Subsidiaries as of the date hereof. Northfield and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all material Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield: (i) to the knowledge of Northfield, the use of any Intellectual Property by Northfield and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Northfield or any Northfield Subsidiary acquired the right to use any Intellectual Property, (ii) no person has asserted in writing to Northfield that Northfield or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of Northfield, no person is challenging, infringing on or otherwise violating any right of Northfield or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Northfield or its Subsidiaries, (iv) neither Northfield nor any Northfield Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Northfield or any Northfield Subsidiary, and Northfield and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Northfield and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by Northfield and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof and (v) Northfield and its Subsidiaries have entered into written agreements with all current and former employees and independent contractors who have participated in the development of any Intellectual Property for or on behalf of Northfield or any of its Subsidiaries whereby such employees and independent contractors presently assign to Northfield or its applicable Subsidiary any ownership interest and right they may have in all such Intellectual Property.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, none of the software owned or purported to be owned by Northfield or any of its Subsidiaries, or distributed by or otherwise used in the business of, Northfield or any of its Subsidiaries (i) contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routing which can cause software to be erased, inoperable or otherwise incapable of being used or (ii) contains any software code that is licensed under any terms or conditions that require that any software containing such code be (A) made available or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, the IT Assets of Northfield operate and perform in a manner that permits Northfield and its Subsidiaries to conduct their business as currently conducted and there has been no breach, or unauthorized use, access, interruption, modification or corruption of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby) or, to the knowledge of Northfield, with respect to any third-party vendor that Northfield utilizes in its business.

(e) For purposes of this Agreement, (i) “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any and all renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any and all renewals or extensions thereof; and any and all similar intellectual property or proprietary rights throughout the world and (ii) “IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to, Northfield or any of its Subsidiaries.

3.21 Loan Portfolio.

(a) Except as set forth in Section 3.21(a) of the Northfield Disclosure Schedule, neither Northfield nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Northfield or any Subsidiary of Northfield is a creditor that, as of September 30, 2025, had an outstanding balance of $500,000 or more and under the terms of which the obligor was, as of September 30, 2025 over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater stockholder of Northfield or any of its Subsidiaries, or to the knowledge of Northfield, any affiliate of any of the foregoing. Set forth in Section 3.21(a) of the Northfield Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Northfield and its Subsidiaries that, as of September 30, 2025, had an outstanding balance of $500,000 and were classified by Northfield as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Northfield or any of its Subsidiaries that, as of September 30, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, each Loan of Northfield or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Northfield and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, each outstanding Loan of Northfield or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Northfield and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Northfield or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Northfield or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Northfield or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, neither Northfield nor any of its Subsidiaries is now nor has it been since December 31, 2023 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by any Governmental Entity or Northfield Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Northfield, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to Northfield’s knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by Northfield or any of its Subsidiaries, subject to the fulfillment of their obligations under the agreement with the Small Business Administration or other Governmental Entity that arise after the date hereof and assuming that any applicable applications, filings, notices, consents and approvals contemplated in Section 3.4 and Section 4.4 have been made or obtained.

3.22 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Northfield, (a) Northfield and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Northfield reasonably has determined to be prudent and consistent with industry practice, and Northfield and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Northfield and its Subsidiaries, Northfield or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Northfield or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Northfield nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.23 Sanctions, Anti-Money Laundering and Anti-Corruption Laws.

(a) In the past five (5) years, Northfield and its Subsidiaries, and each of their respective directors, officers, employees and, to the knowledge of Northfield, agents or Representatives or any other person acting on behalf of Northfield and its Subsidiaries, acting alone or together, have been in compliance with the Foreign Corrupt Practices Act (the “FCPA”) and any other anti-corruption or anti-bribery applicable law, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Northfield.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Northfield, none of Northfield nor any of its Subsidiaries, nor any of their respective directors, officers nor, to the knowledge of Northfield, employees of Northfield, or agents or representatives or other persons acting on behalf of Northfield and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of Northfield or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Northfield or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Northfield or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Northfield or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Northfield or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Northfield or any of its Subsidiaries.

(c) In the past five (5) years, none of Northfield nor any of its Subsidiaries, nor, to the knowledge of Northfield and its Subsidiaries, any of their respective directors, officers, employees, agents or Representatives or other persons acting on their behalf was, or was fifty percent (50%) or more owned or controlled by one or more persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, the United Kingdom, or other relevant sanctions authority with jurisdiction over any party hereto (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, Syria, and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine) (each, a “Sanctioned Country”). In the past five (5) years, neither Northfield nor any of its Subsidiaries has engaged or is engaged in business in or with any country or territory that, at the time of such business, is or was a Sanctioned Country, or with any person that, at the time of such business, is or was the target of Sanctions. In the past five (5) years, Northfield and its Subsidiaries have complied in all material respects with applicable Sanctions.

(d) Northfield and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with (i) the FCPA, and other anti-corruption and anti-bribery applicable laws, (ii) Sanctions and (iii) anti-money laundering and countering the financing of terrorism laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (“Anti-Money Laundering Laws”).

(e) Except as would not reasonably be expected to impair the transactions contemplated by this Agreement, in the past five (5) years, no Governmental Entity has commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of Northfield, is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of, Northfield or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions or applicable Anti-Money Laundering Laws.

(f) In the past five (5) years: (i) Northfield and its Subsidiaries have been in compliance in all material respects with all applicable Anti-Money Laundering Laws, (ii) Northfield and its Subsidiaries have maintained a written anti-money laundering compliance program that complies with all applicable Anti-Money Laundering Laws; (iii) neither Northfield nor its Subsidiaries has (A) been notified of a material weakness or deficiency of its anti-money laundering program by an auditor or Governmental Entity or (B) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential material violation of any Anti-Money Laundering Laws.

3.24 Deposits.

(a) All of the deposits held by Northfield Bank (including the records and documentation pertaining to such deposits) are held in compliance, in all material respects, with (a) all applicable policies, practices and procedures of Northfield Bank and (b) all applicable laws, including Anti-Money Laundering Laws and Sanctions. All deposit account applications for deposits held by Northfield Bank have been solicited, taken and evaluated and applicants notified in a manner that complied, in all material respects, with all applicable laws. All deposit accounts for deposits held by Northfield Bank have been, in all material respects, maintained and serviced by Northfield Bank or its affiliates in accordance with the deposit account agreements and Northfield’s applicable policies, practices and procedures.

(b) Since January 1, 2023, Northfield Bank has not reclassified any deposit reported on its Call Reports from a “brokered deposit,” as such term is used in the Call Reports, to a deposit that is not classified as a “brokered deposit.”

3.25 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions (including any transactions entered into or to be entered into in connection with the transactions contemplated hereby), between Northfield or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Northfield or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Northfield Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Northfield) on the other hand, of the type required to be reported in any Northfield Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

3.26 State Takeover Laws. No “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Statutes”) is applicable to this Agreement or the transactions contemplated hereby. Northfield does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.27 Reorganization. Northfield has not taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment.

3.28 Opinion. Prior to the execution of this Agreement, the Board of Directors of Northfield has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Raymond James Financial, Inc. to the effect that as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration in the Merger is fair from a financial point of view to the holders of Northfield Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.29 Northfield Information. The information relating to Northfield and its Subsidiaries or that is provided by Northfield or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement/Prospectus, the Form S-4, the Conversion Registration Statement, or in any other document filed with any Northfield Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement/Prospectus relating to Northfield and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portions of the Form S-4 and the Conversion Registration Statement relating to Northfield or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Northfield in this Article III, neither Northfield nor any other person makes any express or implied representation or warranty with respect to Northfield, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Northfield hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Northfield nor any other person makes or has made any representation or warranty to the Columbia Parties or any of their affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Northfield, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to the Columbia Parties or any of their affiliates or Representatives in the course of their due diligence investigation of Northfield, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by Northfield in this Article III.

(b) Northfield acknowledges and agrees that neither Columbia nor any other person on behalf of Columbia has made or is making, and Northfield has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COLUMBIA

Except (a) as disclosed in the corresponding section of the disclosure schedule delivered by the Columbia Parties to Northfield concurrently herewith (the “Columbia Disclosure Schedule”) (it being understood that (i) the mere inclusion of an item in the Columbia Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Columbia Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced in such disclosure and (B) any other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Columbia Reports filed with or furnished to the SEC by Columbia since December 31, 2024, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature, and except with respect to matters that relate to the representations and warranties contained in Sections 4.2(a) and 4.2(b), each of the Columbia Parties, severally and not jointly, hereby represents and warrants to Northfield as follows:

4.1 Corporate Organization.

(a) Columbia is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a savings and loan holding company duly registered under the HOLA.

(b) Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Newco was organized to succeed to the rights and obligations of the MHC and Columbia in connection with the Conversion and, upon completion of the Conversion, Newco will be a savings and loan holding company duly registered under the HOLA and will own all of the capital stock of Columbia Bank free and clear of any lien or encumbrance.

(c) The MHC is a mutual holding company duly organized, validly existing and in good standing under the laws of the United States of America and is a savings and loan holding company duly registered under the HOLA.

(d) Each of the Columbia Parties has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of the Columbia Parties is duly licensed or qualified to do business and in good standing (to the extent such concept (or a similar concept) exists in such jurisdiction) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, Newco or the MHC, as applicable.

(e) True and complete copies of (i) the certificate of incorporation of Columbia (the “Columbia Certificate”) and the bylaws of Columbia (the “Columbia Bylaws”), (ii) the articles of incorporation of Newco (the “Newco Articles) and the bylaws of Newco (the “Newco Bylaws”) and (iii) the charter and bylaws of the MHC, in each case as in effect as of the date of this Agreement, have previously been made available by the Columbia Parties to Northfield.

(f) Columbia Bank is a direct, wholly owned Subsidiary of Columbia, is duly organized, validly existing and in good standing under the laws of the United States, is authorized under the laws of the United States to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its assets and to conduct its business in the manner in which its business is now being conducted. Columbia Bank operates as a “covered savings association” under the HOLA. Columbia Bank is duly qualified or licensed to transact business as a foreign corporation and in good standing in each jurisdiction in which its ownership or lease of its assets or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have a Material Adverse Effect on Columbia. The deposit accounts of Columbia Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Columbia, threatened. The articles of association and bylaws of Columbia Bank comply with applicable law. True, complete and correct copies of the articles of association and bylaws of Columbia Bank, each as in effect as of the date of this Agreement, have been delivered or made available to Northfield.

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, each direct or indirect non-banking Subsidiary of Columbia (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. No Subsidiary of Columbia is in material violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of Columbia. For purposes of this Agreement, the term “Columbia Subsidiaries” refers collectively to Columbia Bank and all direct and indirect Subsidiaries of Columbia.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Columbia consists of 500,000,000 shares of Columbia common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of Capitalization Date, there were (i) 103,984,649 shares of Columbia Common Stock issued and outstanding, of which 76,016,524 shares of Columbia Common Stock are held by the MHC, (ii) no shares of Columbia Common Stock were reserved for issuance pursuant to grants of Columbia restricted stock awards (“Columbia Restricted Stock Awards”), (iii) 4,025,715 shares of Columbia Common Stock reserved for issuance upon the exercise of outstanding options with respect to Columbia Common Stock (“Columbia Options”), (iv) no shares of Columbia Common Stock reserved for issuance upon the settlement of outstanding performance-based restricted stock unit awards (“Columbia PRSA Awards”), (v) 27,639,379 shares of Columbia common stock held in treasury, (vi) 1,379,349 shares of Columbia Common Stock reserved for issuance under the Columbia Benefit Plans (other than any outstanding Columbia Restricted Stock Awards or any Columbia Equity Awards listed in clauses (ii), (iii) and (iv)), and (vii) no other shares of capital stock or other voting securities or equity interests of Columbia issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Columbia Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Columbia may vote. Other than Columbia Restricted Stock Awards, Columbia PRSA Awards and Columbia Options (collectively, “Columbia Equity Awards”) issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, equity or equity-based compensation awards (including options, stock appreciation rights, phantom units or shares, restricted stock, restricted stock units, performance stock units, performance awards, profit participation rights, or dividend or dividend equivalent rights or similar awards), warrants, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Columbia or Newco, or contracts, commitments, understandings or arrangements by which Columbia or Newco may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Columbia or that otherwise obligate Columbia, Newco or any Columbia Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing, other than subscription rights issuable in connection with the Conversion.

(b) The authorized capital stock of Newco consists of 750,000,000 shares of Newco Common Stock, 100 shares of which are outstanding as of the date hereof, and 100,000,000 shares of preferred stock, par value $0.01, none of which are outstanding as of the date hereof.

(c) Columbia owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of Columbia BANK and the Columbia Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Columbia Subsidiary, or contracts, commitments, understandings or arrangements by which any Columbia Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Columbia Subsidiary, or otherwise obligating Columbia or any Columbia Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing. No Columbia Subsidiary owns any capital stock of Columbia. Other than the Columbia Support Agreements, there are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Columbia or any of its Subsidiaries is a party with respect to the voting or transfer of Columbia Common Stock or Newco Common Stock, capital stock or other voting or equity securities or ownership interests of Columbia or granting any stockholder or other person any registration rights.

4.3 Authority; No Violation.

(a) Each of the Columbia Parties has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and member approvals and other actions described below, to consummate the transactions contemplated hereby, including the Conversion. The execution and delivery of this Agreement and the consummation of the Merger and the Conversion have been duly and validly approved by the Boards of Directors of each of the Columbia Parties. The Board of Directors of each of the Columbia Parties, acting with the approval of not less than a majority of the number of members of the Board of Directors, has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Columbia and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the issuance of the shares of Newco Common Stock constituting the Merger Consideration pursuant to this Agreement (the “Newco Share Issuance”)), and has directed that this Agreement be submitted to the stockholders of Columbia for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of holders of a majority of all votes entitled to be cast at a meeting called therefor of the stockholders of Columbia (the “Requisite Columbia Vote”), approval of the Conversion and/or Plan of Conversion by the stockholders of Columbia and the members of the MHC, and, subject to the approval of the Bank Merger Agreement by the Board of Directors of Columbia Bank and Columbia, as Columbia Bank’s sole stockholder, no other corporate proceedings on the part of Columbia or Newco are necessary to approve this Agreement or to consummate the transactions contemplated hereby, including the Conversion. This Agreement has been duly and validly executed and delivered by each of the Columbia Parties and (assuming due authorization, execution and delivery by Northfield) constitutes a valid and binding obligation of each of the Columbia Parties, enforceable against each of the Columbia Parties in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Newco Common Stock to be issued in the Merger will, upon issuance and delivery at the Closing, be validly authorized, and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Columbia will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by the Columbia Parties , nor the consummation by the Columbia Parties of the transactions contemplated hereby (including the Merger, the Bank Merger and the Conversion), nor compliance by any of the Columbia Parties with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation, articles of incorporation, charter, bylaws or similar organizational documents of any of the Columbia PARTIES or of any Columbia Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to any of the Columbia Parties or any of the Columbia Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of any of the Columbia Parties or any of the Columbia Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of the Columbia Parties or any of the Columbia Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or Lien creations that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Columbia or Newco.

4.4 Consents and Approvals. Except for (a) all regulatory and stockholder/member approvals in connection with the Conversion as described in the Plan of Conversion and the stockholder approval referred to in Section 4.3(a), (b) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (c) the filing of any required applications, filings, waiver requests and notices, as applicable, with (i) the Federal Reserve Board under the BHC Act, the HOLA, the Bank Merger Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), and (ii) any federal or state banking, securities or insurance regulatory authorities and approval of such applications, filings and notices, (d) the filing by Newco with the SEC of the Form S-4 and the Conversion Registration Statement, and the declaration by the SEC of the effectiveness of the Form S-4 and the Conversion Registration Statement, (e) the filing of the Articles of Merger with the MSDAT pursuant to the MGCL and the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, as applicable, and the filing of the Bank Merger Certificate with the applicable Governmental Entities as required by applicable law, (f) if required by the HSR Act, the filing of any applications, filings or notices under the HSR Act and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this

Agreement and the approval of the listing of such Newco Common Stock on the NASDAQ Global Select Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by each of the Columbia Parties of this Agreement or (y) the consummation by the Columbia Parties of the Merger and the other transactions contemplated hereby (including the Bank Merger and the Conversion). As of the date hereof, to the knowledge of each of the Columbia Parties, there is no reason why the necessary regulatory approvals and consents will not be received by the Columbia Parties required under this Section 4.4 or any required regulatory approvals and consents in connection with the consummation of the transactions contemplated by the Plan of Conversion cannot be obtained or granted to permit consummation of the Merger and the Bank Merger on a timely basis. As used in this Agreement, the term “Conversion Registration Statement” mans the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Newco Common Stock to be offered and issued in connection with the Conversion.

4.5 Reports. Columbia and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) the SEC, (ii) the Federal Reserve Board, (iii) the OCC, (iv) FDIC, and (v) any self-regulatory organization (clauses (i) – (v), collectively, “Columbia Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Columbia Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. Subject to Section 9.14, except for normal examinations conducted by a Columbia Regulatory Agency in the ordinary course of business of Columbia and its Subsidiaries, to the knowledge of Columbia, no Columbia Regulatory Agency has initiated or has pending any proceeding or investigation into the business or operations of Columbia or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Columbia Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Columbia or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Columbia Regulatory Agency with respect to the business, operations, policies or procedures of Columbia or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

4.6 Financial Statements.

(a) The financial statements of Columbia and its Subsidiaries included (or incorporated by reference) in the Columbia Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Columbia and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Columbia and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2023, no independent public accounting firm of Columbia has resigned (or informed Columbia that it intends to resign) or been dismissed as independent public accountants of Columbia as a result of or in connection with any disagreements with Columbia on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, neither Columbia nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Columbia included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Newco, Columbia and the Columbia Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Columbia or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Newco or Columbia. Columbia (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to Columbia, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Columbia by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and (y) has not identified (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to materially adversely affect Columbia’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or senior employees who have a significant role in Columbia’s internal controls over financial reporting. As of the date hereof, neither Columbia nor its independent audit firm has identified any unremediated material weakness in internal controls over financial reporting or disclosure controls and procedures. To the knowledge of Columbia, Columbia has no reason to believe that Columbia’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2023, (i) neither Columbia nor any of its Subsidiaries, nor, to the knowledge of Columbia, any Representative of Columbia or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to credit loss reserves, write-downs, charge-offs and accruals) of Columbia or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Columbia or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Columbia or any of its Subsidiaries, whether or not employed by Columbia or any of its Subsidiaries, has reported to Columbia evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Columbia or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Columbia or any committee thereof or the Board of Directors or similar governing body of any Columbia Subsidiary or any committee thereof.

(e) The financial statements contained in the Call Reports of Columbia Bank for the periods ended on or after January 1, 2023, (i) are true and complete in all material respects, (ii) have been prepared from, and are in accordance with, the books and records of Columbia Bank, (iii) fairly present in all material respects the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows and consolidated balance sheets of Columbia Bank for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iv) complied, as of their respective dates of filing, in all material respects with applicable accounting requirements and with the published rules and regulations with respect thereto, and (v) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(f) The ACL reflected in the financial statements of Columbia and its Subsidiaries was, as of the date of each of the financial statements, in compliance with Columbia’s existing methodology for determining the adequacy of the ACL and in compliance with the standards established by the applicable Columbia Regulatory Agency, the Financial Accounting Standards Board and GAAP, and, as reasonably determined by management under the circumstances, was adequate as of the date thereof.

(g) The independent registered public accounting firm engaged to express its opinion with respect to the financial statements of Columbia and its Subsidiaries included in the Columbia Reports is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X.

4.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., none of the Columbia Parties nor any Columbia Subsidiary, nor any of their respective officers or directors on behalf of any of the Columbia Parties, has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

(b) Since December 31, 2024, each of the Columbia Parties and the Columbia Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Columbia, none of the Columbia Parties and none of the Columbia Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Columbia, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against any of the Columbia Parties or any of the Columbia Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement, including the Conversion.

(b) There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon any of the Columbia Parties, any of the Columbia Subsidiaries or the assets of any of the Columbia Parties or any of the Columbia Subsidiaries (or that, upon consummation of the Merger, the Bank Merger or the Conversion, would apply to the Surviving Corporation or any of its affiliates).

4.10 Taxes and Tax Returns. Each of the Columbia Parties and each of the Columbia Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns were true, correct, and complete in all material respects. None of the Columbia Parties nor any of the Columbia Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Columbia Parties and the Columbia Subsidiaries (whether or not shown on any Tax Returns) that were due have been fully and timely paid. Each of the Columbia Parties and the Columbia Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. None of the Columbia Parties and none of the Columbia Subsidiaries has currently been granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. None of the Columbia Parties and none of the Columbia Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of Columbia, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Columbia Parties and or the Columbia Subsidiaries or the assets of the Columbia Parties and the Columbia Subsidiaries. None of the Columbia Parties has entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. None of the Columbia Parties and none of the Columbia Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the MHC, Columbia and any Columbia Subsidiaries or agreements or arrangements the principal purpose of which is not Taxes). None of the Columbia Parties nor any of the Columbia Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Columbia or the MHC) or (B) has any liability for the Taxes of any person (other than Columbia, the MHC or any of their Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. None of the Columbia Parties nor any Columbia Subsidiary has been, within the past two (2) years as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. None of the Columbia Parties and none of the Columbia Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). None of the Columbia Parties nor any of the Columbia Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) installment sale or open transaction disposition made prior to the Closing; (ii) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business; or (iii) excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local applicable laws) occurring or existing prior to the Closing. None of the Columbia Parties nor any of the Columbia Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Columbia Disclosure Schedules sets forth a true and complete list of all material Columbia Benefit Plans (other than any employment, change in control, retention or consulting agreements). Columbia has heretofore made available to Northfield true and complete copies of each material Columbia Benefit Plan. For purposes of this Agreement, the term “Columbia Benefit Plans” means an Employee Benefit Plan to which Columbia, any Subsidiary of Columbia or any of their respective ERISA Affiliates is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Columbia, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Columbia, any of its Subsidiaries or any of their

ERISA Affiliates, or for which Columbia, any of its Subsidiaries or any of their ERISA Affiliates has any direct or indirect liability, excluding, in each case, Multiemployer Plan.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, each Columbia Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, neither Columbia nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any Columbia Benefit Plan, and neither Columbia nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c) The IRS has, if applicable, issued a favorable determination letter or opinion with respect to each Columbia Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the related trust, which letter or opinion has not expired or been revoked (nor has revocation been threatened), and, to the knowledge of Columbia, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any such plan or the related trust.

(d) To the knowledge of Columbia, each Columbia Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance in all material respects with, and Columbia and its Subsidiaries have complied in all material respects in practice and operation with, all applicable requirements of Section 409A of the Code.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director, or other service provider of Columbia or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Columbia Benefit Plan, or (iii) result in any limitation on the right of Columbia or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Columbia Benefit Plan or related trust.

(f) Columbia and its Subsidiaries are, and have been since January 1, 2023, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, there are no pending or, to Columbia’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Columbia or any of its Subsidiaries, or any strikes, or other labor disputes against Columbia or any of its Subsidiaries. Neither Columbia nor any of its Subsidiaries is party to or bound by any Collective Bargaining Agreement or work rules or practices agreed to with any labor organization or employee association applicable to service provider of Columbia or any of its Subsidiaries and, to the knowledge of Columbia, there are no organizing efforts by any union or other group seeking to represent any employees of Columbia or any of its Subsidiaries.

4.12 SEC Reports. Columbia has previously made available to Northfield an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2023 by Columbia pursuant to the Securities Act or the Exchange Act (the “Columbia Reports”) and (b) communication mailed by Columbia to its stockholders since December 31, 2023, and no such Columbia Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2023, as of their respective dates, all Columbia Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Columbia has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by the SEC with respect to any of the Columbia Reports.

4.13 Compliance with Applicable Law.

(a) Each of the Columbia Parties and each of the Columbia Subsidiaries hold, and have at all times since December 31, 2023, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, and to the knowledge of each of the Columbia Parties, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Columbia, each of the Columbia Parties and each of the Columbia Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Columbia Parties or any of the Columbia Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the CARES Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c) Columbia Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d) Columbia maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Personal Data owned, controlled or processed by Columbia and its Subsidiaries against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Columbia, to the knowledge of Columbia, since December 31, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Columbia and its Subsidiaries.

(e) As of the date hereof, each of Columbia and Columbia Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Columbia nor any of its Subsidiaries has received any indication from a Columbia Regulatory Agency that its status as “well-capitalized” or that Columbia Bank’s Community Reinvestment Act rating will be downgraded within one (1) year from the date of this Agreement.

(f) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Columbia, since January 1, 2023, Columbia Bank has, in all material respects, (i) timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the U.S. Department of the Treasury, including the IRS, and (ii) timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to all applicable laws.

4.14 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Columbia or any of its Subsidiaries is a party or by which Columbia or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Columbia (or a Quarterly Report on Form 10-Q or a Current Report on Form 8-K subsequent thereto) (each, a “Columbia Contract”).

(b) (i) Each Columbia Contract is valid and binding on Columbia or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material

Adverse Effect on Columbia, (ii) Columbia and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Columbia Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia, (iii) to the knowledge of Columbia, each third-party counterparty to each Columbia Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Columbia Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia, (iv) neither Columbia nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Columbia Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Columbia or any of its Subsidiaries or, to the knowledge of Columbia, any other party thereto, of or under any such Columbia Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Columbia.

4.15 Columbia Supervisory Actions. Subject to Section 9.14, none of the Columbia Parties nor any of the Columbia Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, directive or other supervisory action by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Columbia Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or practices, its management or its business (each, whether or not set forth in the Columbia Disclosure Schedule, a “Columbia Supervisory Action”), nor has any of the Columbia Parties or any Columbia Subsidiaries been advised since January 1, 2023, of any Columbia Supervisory Action by any Columbia Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Columbia Supervisory Action.

4.16 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Columbia or any of its Subsidiaries or for the account of a customer of Columbia or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Columbia Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Columbia or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Columbia and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Columbia’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, Columbia and its Subsidiaries are in compliance, and have complied since January 1, 2023, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Columbia, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Columbia or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Columbia, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. To the knowledge of Columbia, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia. Columbia is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Columbia Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia.

4.18 Investment Securities. Each of Columbia and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements) free and clear of any Lien, except (i) to the extent such securities are pledged in the ordinary course of business consistent with past practice to secure obligations of Columbia or its Subsidiaries and (ii) as would not be material to Columbia and its Subsidiaries, taken as a whole. Columbia and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Columbia believes are prudent and reasonable in the context of such businesses.

4.19 Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, Columbia or a Columbia Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Columbia Reports as being owned by Columbia or a Columbia Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Columbia Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Columbia Reports or acquired after the date thereof which are material to Columbia’s business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Columbia Owned Properties, the “Columbia Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Columbia, the lessor. There are no pending or, to the knowledge of Columbia, threatened condemnation proceedings against the Columbia Real Property.

4.20 Intellectual Property. Columbia and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property used, held for use in or otherwise necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia: (i) to the knowledge of Columbia, the use of any Intellectual Property by Columbia and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Columbia or any Columbia Subsidiary acquired the right to use any Intellectual Property, (ii) no person has asserted in writing to Columbia that Columbia or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (iii) to the knowledge of Columbia, no person is challenging, infringing on or otherwise violating any right of Columbia or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Columbia or its Subsidiaries and (iv) neither Columbia nor any Columbia Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Columbia or any Columbia Subsidiary, and Columbia and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Columbia and its Subsidiaries and to maintain, enforce and protect the confidentiality of all Intellectual Property owned or licensed, respectively, by Columbia and its Subsidiaries the value of which is contingent upon maintaining the confidentiality thereof.

4.21 Loan Portfolio.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, each Loan of Columbia or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Columbia and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, neither Columbia nor any of its Subsidiaries is now nor has it been since December 31, 2023 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Columbia Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Columbia, each outstanding Loan of Columbia or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Columbia and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.22 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Columbia, (a) Columbia and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Columbia reasonably has determined to be prudent and consistent with industry practice, and Columbia and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Columbia and its Subsidiaries, Columbia or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Columbia or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Columbia nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.23 State Takeover Laws. No Takeover Statute is applicable to this Agreement or the transactions contemplated hereby.

4.24 Reorganization. None of the Columbia Parties has taken any action (or failed to take any action) and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment.

4.25 Opinion. Prior to the execution of this Agreement, the Board of Directors of Columbia has received an opinion of Keefe, Bruyette & Woods, Inc. (which if initially rendered orally, has been or will be confirmed in a written opinion dated the same date as when initially rendered) to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Aggregate Merger Consideration (defined as the aggregate Cash Consideration and the aggregate Stock Consideration, taken together, assumed at the direction of Columbia) was fair from a financial point of view, to Newco. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.26 Columbia Information. The information relating to Columbia and its Subsidiaries or that is provided by each of the Columbia Parties or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement/Prospectus, the Form S-4, the Conversion Registration Statement, or in any other document filed with any Columbia Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement/Prospectus relating to Columbia and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof that relate to Northfield or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.27 Sanctions, Anti-Money Laundering and Anti-Corruption Laws.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Columbia and its Subsidiaries, taken as a whole, in the past five (5) years, Columbia and its Subsidiaries, and each of their respective directors, officers, employees and, to the knowledge of Columbia, agents or Representatives or any other person action on behalf of Columbia and its Subsidiaries, acting alone or together, has been in compliance with the FCPA and any other anti-corruption or anti-bribery applicable law.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Columbia, none of Columbia nor any of its Subsidiaries, nor any of their respective directors, officers nor, to the knowledge of Columbia, employees of Columbia, or agents or representatives or other persons acting on behalf of Columbia and its Subsidiaries, acting alone or together, has, directly or indirectly, (i) used any funds of Columbia or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Columbia or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the FCPA, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Columbia or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Columbia or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Columbia or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Columbia or any of its Subsidiaries.

(c) In the past five (5) years, none of Columbia nor any of its Subsidiaries, nor, to the knowledge of Columbia, any of their respective directors, officers, employees, agents or Representatives or other persons acting on their benefit, was, or was fifty percent (50%) or more owned or controlled by one or more persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in a Sanctioned Country.

(d) Columbia and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with the FCPA and other anti-corruption and anti-bribery applicable laws and Anti-Money Laundering Laws.

(e) Except as would not reasonably be expected to impair the transaction contemplated by this Agreement, in the past five (5) years, no Governmental Entity has commenced legal, administrative, arbitral or other proceedings, claims, or actions against, or, to the knowledge of Columbia, is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of, Columbia or any of its Subsidiaries (or any of their respective directors, officers, employees, agents or representatives) for alleged violation of the FCPA and other anti-corruption and anti-bribery applicable laws, Sanctions and Anti-Money Laundering Laws.

(f) In the past five (5) years: (i) Columbia and its Subsidiaries have been in compliance in all material respects with all applicable Anti-Money Laundering Laws, (ii) Columbia and its Subsidiaries have maintained a written anti-money laundering compliance program that complies with all applicable Anti-Money Laundering Laws; (iii) neither Columbia nor its Subsidiaries has (A) been notified of a material weakness or deficiency of its anti-money laundering program by an auditor or Governmental Entity or (B) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential material violation of any Anti-Money Laundering Laws.

4.28 Deposits.

(a) All of the deposits held by Columbia Bank (including the records and documentation pertaining to such deposits) are held in compliance, in all material respects, with (a) all applicable policies, practices and procedures of Columbia Bank and (b) all applicable laws, including Anti-Money Laundering Laws and Sanctions. All deposit account applications for deposits held by Columbia Bank have been solicited, taken and evaluated and applicants notified in a manner that complied, in all material respects, with all applicable laws. All deposit accounts for deposits held by Columbia Bank have been, in all material respects, maintained and serviced by Columbia Bank or its affiliates in accordance with the deposit account agreements and Columbia’s applicable policies, practices and procedures.

(b) Since January 1, 2023, Columbia Bank has not reclassified any deposit reported on its Call Reports from a “brokered deposit,” as such term is used in the Call Reports, to a deposit that is not classified as a “brokered deposit.”

4.29 Merger Consideration. Following the completion of the transactions contemplated by the Plan of Conversion and immediately prior to the Closing, Newco shall have sufficient immediately available cash on hand to fund the Cash Consideration and sufficient shares of Newco Common Stock reserved for issuance to the holders of Northfield Common Stock to provide the Stock Consideration in connection with the Merger, collectively to enable the Merger Consideration to be paid in full in accordance with the terms hereof.

4.30 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Columbia in this Article IV, none of the Columbia Parties nor any other person makes any express or implied representation or warranty with respect to the Columbia Parties, the Columbia Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of the Columbia Parties hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of the Columbia Parties nor any other person makes or has made any representation or warranty to Northfield or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to any of the Columbia Parties, any of the Columbia Subsidiaries or their respective businesses or (ii) any oral or written information presented to Northfield or any of its affiliates or Representatives in the course of their due diligence investigation of the Columbia Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by the Columbia Parties in this Article IV.

(b) Each of the Columbia Parties acknowledges and agrees that neither Northfield nor any other person on behalf of Northfield has made or is making, and none of the Columbia Parties have relied upon, any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business by Northfield Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this

Agreement (including as set forth in the Northfield Disclosure Schedule), required by law or as consented to in writing by Columbia (such consent not to be unreasonably withheld, conditioned or delayed), Northfield shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Columbia or Northfield to obtain any necessary approvals of any Columbia Regulatory Agency, Northfield Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, including the Conversion, or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby, including the Conversion, on a timely basis.

5.2 Forbearances of Northfield. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.2 of the Northfield Disclosure Schedule (it being understood that any disclosures made with respect to a subsection of this Section 5.2 shall be deemed to qualify (1) any other subsection of this Section 5.2 specifically referenced or cross-referenced, and (2) any other subsections of this Section 5.2 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)) or as required by law, Northfield shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Columbia (such consent not to be unreasonably withheld, conditioned or delayed):

(a) (i) incur any indebtedness for borrowed money in excess of $10,000,000 other than (A) federal funds borrowings, Federal Home Loan Bank borrowings, Federal Reserve Bank borrowings, or borrowings from correspondent banks, in each case with a maturity not in excess of six (6) months and in the ordinary course of business consistent with past practice, (B) deposits, or other customary banking products such as letters of credit, in each case, in the ordinary course of business consistent with past practice and (C) indebtedness of Northfield or any of its wholly owned Subsidiaries to Northfield or any of its wholly owned Subsidiaries; provided that (I) such indebtedness is on customary and reasonable market terms, (II) except for federal funds borrowings, Federal Home Loan Bank borrowings, Federal Reserve Bank borrowings, or borrowings from correspondent banks, such indebtedness is prepayable or redeemable at any time (subject to customary notice requirements, without premium or penalty), (III) the performance of this Agreement or the consummation of the transactions contemplated hereby shall not result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under, or any loss of a material benefit of Northfield or any of its Subsidiaries under, or result in the creation of any Lien upon any of the assets of Northfield or any of its Subsidiaries under such indebtedness, or would reasonably be expected to require the preparation or delivery of separate financial statements of Northfield, the Surviving Corporation or their respective Subsidiaries and (IV) such indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities, or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b) adjust, split, combine or reclassify any capital stock of Northfield (or any shares thereof);

(i) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Northfield Securities or Northfield Subsidiary Securities except, in each case, (A) regular quarterly cash dividends at a rate not in excess of the amounts set forth in Section 5.2(b)(i) of the Northfield Disclosure Schedule and with record and payment dates consistent with past practice (and corresponding dividends or dividend equivalents in respect of Northfield Equity Awards), (B) dividends paid by any wholly owned Subsidiaries of Northfield or (C) the acceptance of shares of Northfield Common Stock as payment for the exercise price of Northfield Options or for the withholding Taxes incurred in connection with the vesting or settlement of Northfield Equity Awards, in each case, outstanding as of, and in accordance with the terms of such awards as of, the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the Northfield Disclosure Schedule;

(ii) grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity or equity-based awards or interests, or grant any person any right to acquire any Northfield Securities under a Northfield Equity Plan or otherwise; or

(iii) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Northfield Securities or Northfield Subsidiary Securities, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Northfield Securities or Northfield Subsidiary Securities, except pursuant to the exercise of Northfield Options or the vesting or settlement of any Northfield Equity Awards outstanding as of, and in accordance with the terms of such awards as of, the date hereof;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (i) in the ordinary course of business consistent with past practice (including the sale, transfer and disposal of other real estate owned or non-performing notes with respect to loans) or (ii) pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquire (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned Subsidiary of Northfield;

(e) in each case except for transactions in the ordinary course of business consistent with past practice and any transaction that individually is less than $200,000, (i) terminate, materially amend, renegotiate, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, any Northfield Contract (or any contract entered into after the date hereof that would be a Northfield Contract if it were in effect on the date of this Agreement), or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Northfield, or (ii) enter into any contract that would constitute a Northfield Contract, if it were in effect on the date of this Agreement, except in each case of the foregoing clause (i) or (ii), for transactions in the ordinary course of business consistent with past practice; provided that Northfield will consult with Columbia prior to entering into any contract that would constitute a Northfield Contract under Section 3.14(a)(iv) if it were in effect on the date of this Agreement and shall consider in good faith any feedback provided by Columbia regarding such contract;

(f) except as required by the terms of any Northfield Benefit Plan in effect as of the date of this Agreement or as set forth in Section 5.2(f) of the Northfield Disclosure Schedule (or entered into, established or adopted after the date of this Agreement in a manner not inconsistent with this Section 5.2(f)), (i) enter into, adopt, amend or terminate any employment agreement, offer letter, retention agreement, change in control or transaction bonus agreement, severance agreement or similar plan, program, agreement or arrangement, other than entering into offer letters to fill vacancies arising due to the promotion of an employee or the termination of employment of any employee who is not a Key Employee (as defined below) that do not contain severance or change in control provisions (with standard terms) in accordance with Subsection (viii) below and in the ordinary course of business consistent with past practice; (ii) enter into, adopt, materially amend or terminate any Employee Benefit Plan or any Collective Bargaining Agreement, (iii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iv) pay or award, or accelerate the vesting of, any non-equity bonuses or incentive compensation, (v) grant or accelerate the vesting or payment of any equity or equity-based compensation, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment of any employee with the title of Senior Vice President or above (a “Key Employee”), other than for cause or take any action which would entitle a Key Employee to resign with “good reason” or similar term of import, (viii) hire any employees, other than to fill vacancies arising due to the promotion of an employee or termination of employment of any employee who was not a Key Employee or (ix) engage in any reduction in force, group termination, furlough or similar action with respect to any employees;

(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate that is not material to Northfield, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment;

(i) amend the Northfield Certificate of Incorporation, the Northfield Bylaws or comparable governing documents of its Subsidiaries;

(j) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) implement or adopt any change in its accounting principles, practices, methods or systems and internal accounting controls or disclosure controls, other than as may be required by GAAP or applicable law, regulation or policies imposed by any Governmental Entity or as requested by a Northfield Regulatory Agency;

(l) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and practices and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m) make or acquire (other than the purchase of residential one- to four-family Loans with balances of up to $5,000,000 in the ordinary course of business, provided that no single loan balance exceeds $2,000,000) any new Loan or issue a commitment (including a letter of credit), other than with respect to a Loan for which a commitment has been issued as of the date of this Agreement, for any new Loan or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan, (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral), except (i) Loans for which a commitment to make or acquire was entered into prior to the date of this Agreement; (ii) Loans or commitments for (A) secured commercial real estate Loans with a principal balance less than $20,000,000; (B) commercial and industrial Loans with a principal balance of less than $7,500,000; (C) construction Loans with a principal balance of less than $10,000,000; (D) residential one- to four-family Loans with a principal balance of less than $3,000,000; and (E) Loans secured by a guaranty of the United States Small Business Administration with a principal balance of less than $5,000,000; provided in each case that such Loan was originated in compliance in all material respects with Northfield Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement, including pursuant to an exception to such underwriting policy and related Loan policies that is reasonable in light of the underwriting of the borrower for such Loan or commitment (provided that this exception shall not permit Northfield or its Subsidiaries to acquire any such Loans), and (iii) amendments or modifications of any existing Loan in compliance in all material respects with Northfield Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement without utilization of any of the exceptions provided in such underwriting policy and related loan policies. If Northfield seeks Columbia’s prior written consent pursuant to make or acquire a Loan under this Section 5.2(m) that if Columbia does not respond to a written request that is directed to the attention of its Chief Credit Officer (and otherwise in accordance with the notice procedures set forth in Section 9.5) within five (5) business days of having received such request together with the relevant Loan package, such non-response shall be deemed to constitute consent;

(n) make any new Loans to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Northfield or its Subsidiaries;

(o) cancel, compromise, waive, or release any material Loans, except for (i) sales of Loans in the ordinary course of business consistent with past practice, or (ii) as expressly required by the terms of any Northfield Contract in force at the date of this Agreement;

(p) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(q) make, or commit to make, any capital expenditures that exceed the amounts set forth in 2026 Northfield’s capital expenditure budget as previously provided to Columbia;

(r) (i) purchase any securities (other than investment securities in the ordinary course of business consistent with past practice which do not exceed 15 years in maturity and which do not have a premium of greater than 102%) or make any acquisition of or investment in, either by purchase of stock, mutual funds (with the exception of trading securities utilized to fund deferred compensation plans), or other securities or equity interests, contributions to capital, asset transfers, purchase of any assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice), any person other than Northfield Bank, or otherwise acquire direct or indirect control over any person, or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization, recapitalization or complete or partial liquidation or dissolution (other than consolidations, mergers or reorganizations solely among wholly owned Subsidiaries of Northfield), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(s) (i) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or (ii) make any application to open, relocate or close any branch or other facility;

(t) except for non-exclusive licenses and the expiration of Intellectual Property in the ordinary course of business consistent with past practice, sell, assign, dispose of, abandon, allow to expire, license or transfer any material Intellectual Property of Northfield or its Subsidiaries;

(u) materially reduce the amount of insurance coverage currently in place or fail to renew or replace any existing insurance policies;

(v) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(w) take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied by the Termination Date, or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Conduct of Businesses by the Columbia Parties Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Columbia Disclosure Schedule), required by law or as consented to in writing by Northfield (such consent not to be unreasonably withheld, conditioned or delayed), each of the Columbia Parties shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either Columbia or Northfield to obtain any necessary approvals of any Columbia Regulatory Agency, Northfield Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, including the Conversion, or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby, including the Conversion, on a timely basis.

5.4 Forbearances of Columbia. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.4 of the Columbia Disclosure Schedule (it being understood that any disclosures made with respect to a subsection of this Section 5.4 shall be deemed to qualify (1) any other subsection of this Section 5.4 specifically referenced or cross-referenced, and (2) any other subsections of this Section 5.4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections)) or as required by law, the Columbia Parties shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Northfield (such consent not to be unreasonably withheld, conditioned or delayed):

(a) adjust, split, combine or reclassify any capital stock of Columbia (or any shares thereof) or make, declare or pay any dividend or distribution on any Columbia common stock;

(b) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying for the Intended Tax Treatment;

(c) amend the certificate of incorporation, articles of incorporation, charter, bylaws or comparable governing documents of any of the Columbia Parties or any of the Columbia Subsidiaries in a manner that would materially and adversely affect the holders of Northfield Common Stock, or materially and adversely affect the holders of Columbia Common Stock;

(d) take any action that is intended or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied by the Termination Date or (ii) prevent, delay or impair in any material respect its ability to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement;

(e) take any action that is intended or would reasonably be expected to result in a material delay in the ability of the Columbia Parties or Northfield to perform any of their obligations under this Agreement on a timely basis or a material delay in the ability of any of the Columbia Parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby by the Termination Date; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.4.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Newco and Northfield shall prepare the Joint Proxy Statement/Prospectus, and Newco shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included. The parties shall use reasonable best efforts to make such filing within forty-five (45) days after the date of this Agreement. Each of Newco, Columbia and Northfield shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Columbia and Northfield shall thereafter mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders. Newco and Northfield shall use their reasonable best efforts to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. Newco shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Northfield shall furnish all information concerning Northfield and the holders of Northfield Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Bank Merger and the Conversion), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, the Columbia Parties and Northfield shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. The Columbia Parties and Northfield shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The Columbia Parties and Northfield shall have the right to review and provide comments in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Northfield or any of the Columbia Parties, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that Northfield shall not have the right to review portions of materials filed by any of the Columbia Parties or Columbia Bank with a Governmental Entity that contain confidential supervisory information. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all permits, consents, orders, approvals, waivers, non-objections and authorizations (and the expiration or termination of all statutory waiting periods in respect thereof) from (i) the Federal Reserve Board under the HOLA, the BHC Act, the Bank Merger Act and the Riegle-Neal Act, (ii) if required by the HSR Act, under the HSR Act and (iii) from any Governmental Entity (x) necessary to consummate the transactions contemplated by this Agreement (including the Conversion, the Merger and the Bank Mergers) or (y) the non-receipt of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c) Each party shall use its reasonable best efforts to respond to any requests for information from and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, including the Conversion. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require any of the Columbia Parties or Northfield, or any of their respective Subsidiaries, and none of the Columbia Parties nor Northfield, nor any of their respective Subsidiaries, shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (provided that for purposes of determining whether any of the foregoing gives rise to such a “material adverse effect”, “material adverse effect” shall be measured on a scale relative only to the size of Northfield and its Subsidiaries, taken as a whole, without Columbia and its Subsidiaries) (a “Materially Burdensome Regulatory Condition”).

(d) Each of the Columbia Parties and Northfield shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of any of the Columbia Parties, Northfield or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement, including the Conversion.

(e) Each of the Columbia Parties and Northfield shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws and the terms of Section 9.14, each of the Columbia Parties and Northfield, for the purposes of enabling the Columbia Parties and Northfield to verify the representations and warranties of the other party and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, provided that such investigation or requests shall not interfere unnecessarily with normal operations of the party, and each party shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of the Columbia Parties and Northfield shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that any of the Columbia Parties or Northfield, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither any of the Columbia Parties nor Northfield, nor any of their respective Subsidiaries, shall be required to provide (x) any portion of board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) access to or to disclose information where such access or disclosure would violate or prejudice the rights of any of the Columbia Parties or Northfield, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of the Columbia Parties and Northfield shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated December 12, 2025, by and between Columbia and Northfield (as it may be amended in accordance with its terms) (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholder Approvals. Each of Columbia and Northfield shall call, give notice of, establish a record date for, convene and hold a meeting of its respective stockholders (the “Columbia Meeting” and the “Northfield Meeting,” respectively) to be held as soon as reasonably practicable after the Form S-4 is declared effective, for the purpose of obtaining (i) in the case of Northfield, the Requisite Northfield Vote, and in the case of Columbia, the Requisite Columbia Vote, and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Northfield and Columbia shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Subject to the remainder of this Section 6.3, each of Columbia and Northfield and their respective Boards of Directors shall use its reasonable best efforts to obtain from the respective stockholders of Columbia and Northfield, as applicable, the Requisite Columbia Vote and the Requisite Northfield Vote, as applicable, including by communicating to the stockholders of Columbia and Northfield, as applicable, its recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that, in the case of Columbia, the stockholders of Columbia adopt and approve this Agreement and the transactions contemplated hereby (the “Columbia Board Recommendation”), and, in the case of Northfield, the stockholders of Northfield adopt and approve this Agreement and the transactions contemplated hereby (the “Northfield Board Recommendation”). Subject to the remainder of this Section 6.3, each of Columbia and Northfield and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Columbia Board Recommendation, in the case of Columbia, or the Northfield Board Recommendation, in the case of Northfield, (ii) fail to make the Columbia Board Recommendation, in the case of Columbia, or the Northfield Board Recommendation, in the case of Northfield, in the Joint Proxy Statement/Prospectus, (iii) adopt, approve, recommend or endorse an (“Acquisition Proposal”) or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Columbia Board Recommendation, in the case of Columbia, or the Northfield Board Recommendation, in the case of Northfield, in each case within ten (10) business days (or such fewer number of days as remains prior to the Columbia Meeting or the Northfield Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Columbia or Northfield, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Columbia Board Recommendation or the Northfield Board Recommendation, as applicable, such Board of Directors may, in the case of Columbia, prior to the receipt of the Requisite Columbia Vote, and in the case of Northfield, prior to the receipt of the Requisite Northfield Vote, effect a Recommendation Change, including by submitting this Agreement to its respective stockholders, without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for such Recommendation Change to its stockholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Columbia Board Recommendation or Northfield Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Neither Columbia nor Northfield shall adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, except that Columbia or Northfield (1) shall be permitted to adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of Columbia or the Board of Directors of Northfield, as the case may be, has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such party’s stockholders, prior to the Columbia Meeting or the Northfield Meeting, as the case may be and (2) shall adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, up to two (2) times, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Columbia common stock or Northfield Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Northfield or Columbia, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Northfield Vote or the Requisite Columbia Vote; provided that, without the prior written consent of the other party, neither Columbia nor Northfield shall adjourn or postpone the Columbia Meeting or the Northfield Meeting, as the case may be, under this clause (2) for more than five (5) business days in the case of any individual adjournment or postponement or more than twenty (20) business days in the aggregate. If the Northfield Meeting or the Columbia Meeting is adjourned or postponed, Columbia or Northfield, respectively, may elect to cause the Columbia Meeting or the Northfield Meeting, respectively, to also be adjourned such that the meetings occur on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Columbia Meeting shall be convened and this Agreement shall be submitted to the stockholders of Columbia at the Columbia Meeting and (y) the Northfield Meeting shall be convened and this Agreement shall be submitted to the stockholders of Northfield at the Northfield Meeting, and nothing contained herein shall be deemed to relieve either Columbia or Northfield of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of the Columbia Parties and Northfield shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Northfield or any of the Columbia Parties or any of their respective Subsidiaries in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement, including the Conversion.

6.5 Stock Exchange Listing. Newco shall cause the shares of Newco Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters.

(a) Columbia will undertake to make employment decisions regarding Northfield employees within the time period set forth in Section 6.6(a) of the Columbia Disclosure Schedule. Each individual who is employed by Northfield or any Northfield Subsidiary as of immediately prior to the Effective Time and continues to be actively employed by Columbia (or any affiliate thereof) after the Effective Time (“Continuing Employee”) shall be employed under the following terms: (1) the 2026 base compensation paid to the Continuing Employee for the job offered by Columbia will equal the base compensation paid to Columbia employees serving in the same or a similar position to job offered to the Continuing Employee and with similar skill sets for the job offered as of the Effective Time; and (2) for 2026, the target cash incentive opportunity (as a percentage of base salary) for the Continuing Employee for the period beginning on the Effective Time and ending at the end of the Columbia 2026 fiscal year will be equal to the Northfield 2026 target cash incentive opportunity (as a percentage of base compensation), provided, however, all performance metrics and weightings will be determined by Columbia and set forth in a Columbia scorecard, consistent with the terms and conditions of the Columbia Performance Annual Incentive Plan (the “Columbia PAIP”). Effective January 1, 2027, such Continuing Employees would participate in the Columbia PAIP at such target levels, performance metrics and weightings as approved in the 2027 Columbia PAIP. It is understood and agreed that nothing in this Section 6.6(a) or elsewhere in this Agreement shall be deemed a contract of employment or be construed as giving Continuing Employees any rights other than as employees at will under applicable law.

(b) In the event (i) Columbia terminates the employment (other than for circumstances reasonably constituting cause as determined by Columbia, in its sole discretion) of any Continuing Employee within six (6) months of the Closing Date; (ii) a Northfield Bank employee is not offered employment with Columbia on or before the Closing Date; or (iii) a Northfield Bank employee is offered employment with Columbia, but does not accept the employment because (A) the base compensation offered is less than the base compensation the Northfield Bank employee was receiving as of the Closing Date; or (B) the Northfield Bank employee’s offer of employment is for a job located more than 35 miles from the principal location in which the Northfield Bank employee was working as of the Closing Date, the affected employee (other than employees of Northfield or Northfield Bank who are subject to an employment, change of control, severance agreement or similar agreement or to the Employee Recognition and Retention Plan (the “ERRP”)) shall be eligible for severance benefits as follows: (A) two (2) weeks’ base compensation for each full year of continuous service with Northfield (pro rata for a partial year of service), with a minimum severance benefit of four (4) weeks’ base compensation and a maximum severance benefit of twenty six (26) weeks’ base compensation; or (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Columbia or its successor; provided, however, that Columbia’ obligation to pay severance to any Northfield Continuing Employee pursuant to the foregoing shall be expressly conditioned on the receipt by Columbia of a separation and release agreement (“Release”) which is provided in Section 6.6(b) of the Columbia Disclosure Schedule, and such Release shall not be revoked in accordance with its terms. For purposes of this Section 6.6(b), “base compensation” shall be defined as set forth in Section 6.6(b) of the Columbia Disclosure Schedule.

(c) As promptly as practicable after the Effective Time, and as set forth in the Section 6.6(c) Columbia Disclosure Schedule, Newco agrees to provide Continuing Employees the opportunity to participate in the employee benefit plans sponsored by Columbia for similarly-situated employees, provided, however, that for purposes of this Section 6.6(c), Columbia or Newco employee benefit plans shall not include change in control, retention, defined benefit, pension, nonqualified deferred compensation or retiree medical or life insurance benefit plans. Notwithstanding the foregoing, no coverage of any of Continuing Employees or their dependents shall terminate under any Northfield or Northfield Subsidiary health and welfare plans prior to December 31, 2026, and Continuing Employees shall be entitled to participate in such Northfield or Northfield Subsidiary health and welfare plans, under their existing terms as of the date hereof, through December 31, 2026, after which time Continuing Employees and their dependents, as applicable, become eligible to participate in the Columbia group health plans (including dental and vision), programs and benefits common to all similarly-situated employees of Columbia and its subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Except as provided herein, Columbia shall cause each employee benefit plan or program of

Columbia in which Continuing Employees are eligible to participate, including without limitation the Columbia 401(k) Plan and excluding any Columbia plan frozen to new participants, to take into account for purposes of eligibility and vesting under the employee benefit plans and programs of Columbia (but not for purposes of benefit accrual) the service of such employees with Northfield and its Subsidiaries. Service vesting shall not be recognized: (i) for purposes of the six (6) month waiting period for eligibility under the Columbia ESOP or for the Columbia ESOP allocations; or (ii) to the extent that such recognition would result in a duplication of benefits under any of the Columbia Benefit Plans or programs. This Agreement shall not be construed to limit the ability of Columbia to review any employee benefit plan or program from time to time and to make such changes (including terminating any such plan or program) as Columbia deems appropriate.

(d) Except as set forth in Section 6.6(d) of the Columbia Disclosure Schedule, upon request by Columbia in writing, and except as required herein, at least twenty (20) days prior to the Closing Date, Northfield and its Subsidiaries shall cooperate in good faith with Columbia prior to the Closing Date to amend, freeze, terminate or modify any Northfield Benefit Plan or program to the extent and in the manner determined by Columbia, in consultation with Northfield, effective upon the Closing Date (or at such different time mutually agreed to by the parties) and consistent with applicable law. Northfield shall provide Columbia with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 6.6(d), as applicable, and give Columbia a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Northfield shall provide Columbia with the final documentation evidencing that the actions contemplated herein have been effectuated. Notwithstanding the foregoing, Columbia will not request the termination of the Northfield Bank Non-Qualified Deferred Compensation Plan and will assume the plan and administer the plan in accordance with its terms and any participant elections thereunder and the Northfield accrued and unused paid time off will be treated in accordance with Section 6.6(d) of the Columbia Disclosure Schedule.

(e) On the Closing Date, Northfield shall provide Columbia with a list of employees who have suffered an “employment loss” (as defined in the WARN Act) in the 90 days preceding the Closing Date or had a reduction in hours of a least fifty percent (50%) in the 180 days preceding the Closing Date, each identified by date of employment loss or reduction in hours, employing entity, and facility location.

(f) Prior to making any broad-based written communications to any employee of Northfield or any of its Subsidiaries pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement or employment with Columbia following the Effective Time, Northfield or any of its Subsidiaries shall provide Columbia with a copy of the intended communication, and Columbia shall have three (3) business days to review and comment on the communication, and Northfield or any of its Subsidiaries shall give reasonable and good faith consideration to any comments made by Columbia with respect thereto; provided that, after Columbia has reviewed and commented on a communication, Northfield or any of its Subsidiaries shall not have any obligation to provide to Columbia subsequent communications that are substantially similar in all respects.

(g) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Northfield or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Northfield, Columbia or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Northfield, Columbia or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Northfield or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Northfield Benefit Plan, Columbia Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) except to the extent a specific treatment is set forth in this Section 6.6, alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Employee Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, except as set forth in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement, including any current or former employee, officer, director or consultant of Columbia or Northfield or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) Northfield shall take the following actions with respect to the Northfield Bank Employee Stock Ownership Plan (the “Northfield ESOP”):

(i) As soon as practicable after the date of this Agreement, Northfield will request that the ESOP Trustee take all necessary action required by Northfield ESOP plan documents and applicable Law to conduct a pass-through vote of Northfield ESOP participants to direct the ESOP Trustee to vote the shares of Northfield Common Stock held in the Northfield ESOP Trust and allocated to the plan accounts of Northfield ESOP participants or beneficiaries either in favor of or against the Merger (the “ESOP Vote”). Northfield will prepare the materials to facilitate the ESOP Vote and provide Columbia with at least five (5) business days to review prior to commencement of the ESOP Vote.

(ii) At Columbia’s request after the receipt of Northfield stockholder approval, but in any event not later than the distribution of the Form of Election as contemplated by Section 2.3 of this Agreement, Northfield shall distribute to the Northfield ESOP participants a form prepared by Columbia and reasonably acceptable to Northfield so as to enable each Northfield ESOP participant to direct the ESOP Trustee with respect to an election to receive the Per Share Cash Consideration or the Stock Consideration. Not later than five (5) business days prior to the Election Deadline, Northfield shall deliver to Columbia the election made by the Northfield ESOP. The direction of elections of Northfield ESOP participants and the election of the Northfield ESOP shall be subject to the proration set forth in Section 2.2 of this Agreement. The aggregate amount of Per Share Cash Consideration and Stock Consideration that Northfield ESOP participants shall receive is the “Aggregate ESOP Consideration.”

(iii) On the fifth (5th) business day prior to the Closing, subject to the occurrence of the Closing, the Northfield Board shall terminate the Northfield ESOP (the “ESOP Termination Date”). Prior to the ESOP Termination Date, the Northfield Board shall adopt an ESOP amendment that provides for the following: (A) all plan accounts shall be fully vested and 100% non-forfeitable as of the ESOP Termination Date, (B) no new participants or former participants shall be admitted to the Northfield ESOP on or after the ESOP Termination Date, (C) all outstanding indebtedness of the Northfield ESOP shall be repaid by delivering a sufficient number of unallocated shares of Northfield Common Stock to Northfield, at least five (5) Business Days prior to the Effective Time, (D) the balance of the unallocated shares and any other unallocated assets remaining in the Northfield ESOP Trust after repayment of the Northfield ESOP loan shall be allocated as earnings to the accounts of the Northfield ESOP participants who are employed as of the ESOP Termination Date based upon their respective account balances under the Northfield ESOP as of the ESOP Termination Date, and (E) all remaining shares of Northfield Common Stock held by Northfield ESOP shall be converted into the right to receive the Aggregate ESOP Consideration and distributed to Northfield ESOP participants as soon as practicable after the Effective Time in accordance with the terms of the Northfield ESOP. Promptly following the Closing, the account balances in the Northfield ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. At least five (5) business days prior to the Closing Date, Northfield shall provide Columbia with the final documentation evidencing that the actions to be taken by the Northfield Board to terminate the ESOP and repay any outstanding ESOP indebtedness. If requested by Columbia in its sole discretion, Northfield shall prepare and file with the IRS an application for a favorable determination letter upon termination (Form 5310) of the Northfield ESOP.

(i) All Northfield and Northfield Bank cash and equity incentive compensation plans will be addressed in accordance with Section 6.6(i) of the Columbia Disclosure Schedule.

(j) The ERRP will be assumed by Columbia, as administered in accordance with Section 6.6(j) of the Northfield Disclosure Schedule.

(k) The Employment Agreements with the Northfield executives, other than Steven M. Klein, will be treated in accordance with Section 6.6(k) of the Columbia Disclosure Schedule. Concurrently with the execution of this Agreement, (i) Newco and Columbia Bank shall enter into an employment agreement with Steven M. Klein, in the form included in Section 6.6(k) of the Columbia Disclosure Schedule, to be effective as of the Effective Time and (ii) Northfield shall enter into settlement agreements with Steven M. Klein and the other individuals identified in Section 6.6(k) of the Northfield Disclosure Schedule, in the form included in Section 6.6(k) of the Northfield Disclosure Schedule, to be effective immediately prior to the Effective Time.

(l) Unless otherwise determined by Columbia prior to the Closing Date, at least five (5) business days prior to the Closing Date, the Board of Directors of Northfield Bank shall adopt a resolution (i) terminating the Northfield Bank 401(k) Plan effective as of a date preceding the Effective Date, and (ii) approving the adoption of any amendments to the Northfield Bank 401(k) Plan sufficient to terminate the Northfield Bank 401(k) Plan and to provide for distributions necessary to comply with all applicable laws. Except as set forth in Section 6.6(l) of the Columbia Disclosure Schedule, Columbia agrees to take all commercially reasonable steps necessary or appropriate to accept eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code) from Continuing Employee participants in an amount equal to the eligible rollover distribution portion of the account balance distributed to the participant from the Northfield 401(k) Plan (including any outstanding participant loans). All Continuing Employees eligible to participate in the Columbia 401(k) Plan will commence participation in the Columbia 401(k) Plan following the Closing Date, subject to the provisions of the Columbia 401(k) Plan. Northfield Bank 401(k) Plan participants with account balances invested in Northfield common stock will be provided with (i) a form prepared by Columbia and reasonably acceptable to Northfield so as to enable each Northfield Bank 401(k) Plan participant to make an election to receive the Per Share Cash Consideration or the Stock Consideration and (ii) materials to permit the Northfield Bank 401(k) Plan participants to vote such shares of Northfield common stock held pursuant to the Northfield Bank 401(k) Plan either in favor of or against the Merger.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the fullest extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by Northfield pursuant to the Northfield Articles, the Northfield Bylaws, the governing or organizational documents of any Subsidiary of Northfield and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the Northfield Disclosure Schedule, each present and former director or officer of Northfield and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Northfield Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Northfield or any of its Subsidiaries and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Northfield Indemnified Parties to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Northfield Indemnified Parties is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Northfield (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former directors and officers of Northfield or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an aggregate basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by Northfield for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Columbia or Northfield, in consultation with, but only upon the consent of Columbia, may (and at the request of Columbia, Northfield shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under Northfield’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The obligations of the Surviving Corporation, Columbia or Northfield under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Northfield Indemnified Parties or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Northfield Indemnified Parties or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Northfield Indemnified Parties and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or Surviving Corporation of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Columbia, on the one hand, and a Subsidiary of Northfield, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the Surviving Corporation.

6.9 Advice of Changes. Each of the Columbia Parties and Northfield shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10 Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation, subpoena or summons against such party or its directors or officers relating to the transactions contemplated by this Agreement, and Northfield shall give Columbia the opportunity to participate (at Columbia’s expense) in the defense or settlement of any such litigation, subpoena or summons. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. Northfield shall not agree to settle any such litigation without Columbia’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Columbia shall not be obligated to consent to any settlement which does not include a full release of Columbia and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.11 Corporate Governance. Prior to the Effective Time, Newco shall take all actions necessary to cause the number of directors that will comprise the full Board of Directors of the Surviving Corporation at the Effective Time to be increased by four (4) members, so that, the number of directors that will comprise the full Board of Directors of the Surviving Corporation shall be thirteen (13). Of the members of the initial Board of Directors of the Surviving Corporation as of the Effective Time, (a) nine (9) shall be the members of the Board of Directors of Columbia as of immediately prior to the Effective Time, and (b) four (4) shall be members of the Board of Directors of Northfield as of immediately prior to the Effective Time (the “Northfield Directors”), one of whom shall be Steven M. Klein; provided that any Northfield Director must meet (i) the written director qualification and eligibility criteria of the Nominating/Corporate Governance Committee of the Board of Directors of Newco and the requirements of the Bylaws of each of the Columbia Parties, true, complete, and current copies of which have been provided by the Columbia Parties to Northfield and (ii) any applicable requirements or standards that may be imposed by a Columbia Regulatory Agency for service on the Board of Directors of Newco, and shall otherwise be reasonably acceptable to the Nominating/Corporate Governance Committee of the Board of Directors of Columbia (collectively, the “Eligibility Criteria”). In addition, effective as of the effective time of the Bank Merger, each of the Northfield Directors shall be appointed to the Board of Directors of the Surviving Bank (the “Northfield Bank Directors”); provided that any such director must meet the Eligibility Criteria with respect to services on the Board of Directors of the Surviving Bank. Prior to the Effective Time, Northfield may provide to Columbia the names of the Northfield board members who would be interested in being considered for the newly created Columbia board seats. The Nominating/Corporate Governance Committee of Columbia will review any board candidates in accordance with the corporate governance polices and guidelines of Columbia, including reviewing the qualifications of the Northfield Directors who have indicated their interest in being considered by Columbia, and will recommend to the Columbia Board of Directors the potential Board candidates from Northfield to be appointed to the Boards of Directors of Columbia and Columbia Bank, respectively, and their respective committee appointments. Each Northfield Director who is appointed to the Boards of Directors of Newco and Columbia BANK shall serve on each such Board of Directors for at least four years from the Effective Time.

6.12 No Solicitation.

(a) Northfield agrees that it will not, and will cause each of its Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of Northfield, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.12(a)), (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract), or (v) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Northfield Vote, Northfield receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.12(a), Northfield may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Northfield Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors)

that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Northfield shall have provided such information to the Columbia Parties and entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Northfield or otherwise prevent Northfield from providing any information to the Columbia Parties in accordance with this Agreement or otherwise comply with its obligations under this Agreement, and provided the Columbia Parties with at least three (3) business days prior notice of taking any such action. Northfield will, and will cause its Representatives to, (x) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the Columbia Parties with respect to any Acquisition Proposal and (y) request the prompt return or destruction of all confidential information previously furnished to any person (other than the Columbia Parties and their Representatives) that has made or indicated an intention to make an Acquisition Proposal. Northfield will promptly (within twenty-four (24) hours) advise the Columbia Parties following receipt of any Acquisition Proposal or any request for nonpublic information or any other inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the Columbia Parties with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the Columbia Parties apprised promptly (and in any event within twenty-four (24) hours) of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Northfield shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to Northfield, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Northfield and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Northfield or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Northfield, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Northfield or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Northfield, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, twenty-five percent (25%) or more of any class of equity or voting securities of Northfield or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Northfield.

(b) Nothing contained in this Agreement shall prevent Northfield or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to Northfield’s stockholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(c) Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.12 by any Subsidiary or Representative of Northfield shall constitute a breach of this Section 6.12 by Northfield.

6.13 Public Announcements. Northfield and Columbia agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall, subject to applicable law, consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13, (iii) with respect to any Acquisition Proposal (subject to Section 6.3 and Section 6.12) and (iv) for statements that are reasonably necessary in connection with a party enforcing its rights under this Agreement in any litigation between the parties relating to this Agreement.

6.14 Change of Method. Northfield and Columbia shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Northfield and Columbia (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that unless this Agreement is amended by agreement of each party in accordance with Section 9.1, no such change shall (i) alter or change the Merger Exchange Ratio or the number of shares of Newco Common Stock received by holders of

Northfield Common Stock in exchange for each share of Northfield Common Stock except as may be mutually agreed by the Parties pursuant to Section 6.20(i), (ii) adversely affect the Tax treatment of the stockholders of Northfield or Columbia pursuant to this Agreement, (iii) adversely affect the Tax treatment of Northfield or Columbia pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.15 Takeover Statutes. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Statutes, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Statutes, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16 Treatment of Northfield Indebtedness. Upon the Effective Time, Columbia shall assume the due and punctual performance and observance of the covenants to be performed by Northfield under the indentures described in Section 6.16 of the Northfield Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, (i) Columbia and Northfield shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures and (ii) Northfield shall use reasonable best efforts to execute and deliver any officer’s certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time.

6.17 Exemption from Liability Under Section 16(b). Northfield and Columbia agree that, in order to most effectively compensate and retain Northfield Insiders, both prior to and after the Effective Time, it is desirable that Northfield Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Northfield Common Stock into shares of Newco Common Stock in the Merger and the conversion of any Northfield Equity Awards into corresponding Columbia Equity Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.17. Northfield shall deliver to Columbia in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Northfield subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Northfield Insiders”), and the Board of Directors of Columbia and of Northfield, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b- 3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Northfield) any dispositions of Northfield Common Stock or Northfield Equity Awards by the Northfield Insiders, and (in the case of Columbia) any acquisitions of Columbia Common Stock or Columbia Equity Awards by any Northfield Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18 Tax Cooperation. Each of the Columbia Parties and Northfield shall cooperate and use their respective reasonable best efforts in order for (i) Columbia to receive the opinion described in Section 7.2(c) and (ii) Northfield to receive the opinion described in Section 7.3(c).

6.19 Operating Functions. Northfield and Northfield Bank shall cooperate with the Columbia Parties and Columbia Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Surviving Corporation and Surviving Bank, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Columbia may decide. Each party shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally. Notwithstanding the foregoing, prior to the Effective Time, each party shall exercise, consistent with terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.20 MHC Conversion from Mutual to Stock Form. Commencing promptly after the date of this Agreement, the MHC, Columbia, and Newco will use reasonable best efforts to, and will take all reasonable steps necessary, to effect the Conversion on a timely basis. In addition, without limiting the generality of the foregoing, Columbia and MHC shall cause the following to be done:

(a) Columbia will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Columbia Regulatory Agencies have been obtained, take all steps necessary to duly call, give notice of, convene and hold a special meeting of the stockholders of Columbia for the purpose of approving the Conversion and the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of Columbia, necessary or desirable (including, if required by law or the rule of any applicable stock exchange or stock market, the approval or adoption by such stockholders or by the stockholders of Newco of this Agreement and the transactions contemplated hereby, including any related issuance or sale of Newco Common Stock), and (ii) recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders).

(b) The MHC will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC and the requisite approvals from the Columbia Regulatory Agencies have been obtained take all steps necessary to duly call give notice of convene and hold the Members Meeting (as defined in the Plan of Conversion) for the purpose of approving the Plan of Conversion and for such other purposes as may be in the reasonable judgment of MHC necessary or desirable (ii) recommend to the Voting Members the approval of the aforementioned matters to be submitted by it to the Voting Members and (iii) cooperate and consult with Northfield with respect to each of the foregoing matters.

(c) Promptly (but in no event later than forty-five (45) days), after the date of this agreement, the MHC will use reasonable best efforts to prepare and file all regulatory applications required to be filed in connection with the Conversion, including the business plan. The MHC shall each use, and shall each cause its applicable Subsidiaries to use, reasonable best efforts to obtain each such any regulatory approval required to effect the Conversion as promptly as reasonably practicable. Northfield shall provide the MHC with any information concerning it that the MHC may reasonably request in connection with the regulatory applications required to be filed in connection with the Conversion and the MHC shall notify Northfield promptly of the receipt of any comments of the Federal Reserve Board and any other Columbia Regulatory Agency with respect to the regulatory applications required to be filed in connection with the Conversion and of any requests by the Federal Reserve Board or any other Columbia Regulatory Agency for any amendment or supplement thereto or for additional information and shall promptly provide to Northfield copies of all correspondence between the MHC or any Representative of the MHC and the SEC the Federal Reserve Board, or any other Columbia Regulatory Agency. Subject to Section 9.14, the MHC shall give Northfield and its counsel the opportunity to review and comment on the regulatory applications, including the business plan, required to be filed in connection with the Conversion prior to its being filed with the Federal Reserve Board and any Columbia Regulatory Agency and shall give Northfield and its counsel the opportunity to review and comment on all amendments and supplements to the regulatory applications, including the business plan, required to be filed in connection with the Conversion and all responses to requests for additional information and replies to comments prior to their being filed with or sent to the Federal Reserve Board and any Columbia Regulatory Agency. The MHC agrees that it will consult with Northfield with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the Conversion and the MHC will keep Northfield apprised of the status of matters relating to completion of the Conversion, and the MHC shall consult with Northfield in advance of any meeting or conference with any Governmental Entity in connection with the Conversion and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.

(d) Columbia and Newco shall prepare as promptly as practicable and Northfield shall cooperate in the preparation of a prospectus to be issued by Newco in connection with the offering of shares of Newco Common Stock in the Conversion (“Conversion Offerings”) that meets all of the requirements of the Securities Act, applicable state securities laws and banking laws and regulations (the “Conversion Prospectus”). Such Conversion Prospectus shall be incorporated into the Conversion Registration Statement. Newco shall file the Conversion Registration Statement with the SEC as promptly as practicable, but in no event later than forty-five (45) days after the date of this Agreement. Newco shall use its reasonable best efforts to have the Conversion Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Newco shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Conversion Offering.

(e) Northfield shall provide Columbia and Newco with any information concerning it that Columbia or Newco may reasonably request in connection with the Conversion Prospectus and Columbia shall notify Northfield promptly of the receipt of any comments of the SEC, the FRB, and any other Columbia Regulatory Agency with respect to the Conversion Prospectus and of any requests by the SEC, the FRB, or any other Columbia Regulatory Agency for any amendment or supplement thereto or for additional information and shall promptly provide to Northfield copies of all correspondence between Newco or any Representative of Newco and the SEC, the Federal Reserve Board, or any other Columbia Regulatory Agency. Newco shall give Northfield and its counsel the opportunity to review and comment on the Conversion Prospectus prior to its being filed with the SEC, the FRB and any Columbia Regulatory Agency and shall give Northfield and its counsel the opportunity to review and comment on all amendments and supplements to the Conversion Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with or sent to the SEC, the FRB and any Columbia Regulatory Agency. Each of Columbia Newco and Northfield agrees to use all reasonable efforts after consultation with the other party hereto to respond promptly to all such comments of and requests by the SEC, the FRB and any Columbia Regulatory Agency and to cause the Conversion Prospectus and all required amendments and supplements thereto to be mailed to the Participants at the earliest practicable time.

(f) Each party hereto shall promptly notify the other if at any time it becomes aware that the Conversion Prospectus or the Conversion Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein in light of the circumstances under which they were made not misleading. In such event the parties shall cooperate in the preparation of a supplement or amendment to such Conversion Prospectus which corrects such misstatement or omission and Newco shall file an amended Conversion Registration Statement with the SEC.

(g) Each of the Columbia Parties shall promptly advise Northfield upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Conversion that causes any of the Columbia Parties to believe that there is a reasonable likelihood that any required regulatory approvals to effect the Conversion will not be obtained, or that the receipt of any such approval will be materially delayed.

(h) The aggregate price for which the shares of Newco Common Stock are sold to purchasers in the Conversion Offering shall be based on the Independent Valuation. The Independent Valuation shall be expressed as a range (the “Valuation Range”), the maximum and minimum of which shall vary 15% above and below the midpoint of such range (“Midpoint”).

(i) If any shares of Newco Common Stock that are offered for sale in the subscription offering that is conducted as part of the Conversion Offering remain unsold then at Columbia’s discretion such shares may be issued to Northfield stockholders as part of the Merger Consideration if necessary to complete the Conversion in accordance with Section 12 of the Plan of Conversion.

(j) Notwithstanding any other provision of this, Agreement, in the event that the Valuation Range at the Midpoint decreases by 20% or more from the Midpoint of the preliminary Valuation Range (“Preliminary Midpoint”) provided by the Independent Appraiser at the time of first public announcement of the Merger, the parties hereby agree that: (i) Columbia may, in its sole discretion after consultation with its financial advisor, delay the Conversion Offerings; provided, however, such delayed Conversion Offerings shall close no later than the Termination Date, as defined herein; or (ii) they will engage in good faith negotiations to adjust the amount of the Merger Consideration taking into account such decrease from the Preliminary Midpoint.

6.21 Northfield Bank Foundation. Pursuant to the certificate of incorporation of the Northfield Bank Foundation, Newco shall become the sole member of the Northfield Bank Foundation upon the completion of the Merger and, as such, shall be entitled to appoint the directors who shall serve on the board of directors of the Northfield Bank Foundation. Newco agrees to appoint the four Northfield Directors who are appointed to the Boards of Directors of Newco and Columbia BANK pursuant to Section 6.11 of this Agreement to serve on the board of directors of the Northfield Bank Foundation following the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. (i) This Agreement have been approved by the stockholders of Columbia by the Requisite Columbia Vote and, if legally required, by the stockholders of Newco and (ii) this Agreement shall have been approved by the stockholders of Northfield by the Requisite Northfield Vote.

(b) NASDAQ Listing. The shares of Newco Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Other Third Party Approvals. All other notices, consents or waivers from third parties (other than Governmental Entities) with respect to the transactions contemplated by this Agreement shall have been made or obtained except as would not reasonably be expected to have a Material Adverse Effect on Northfield or on Columbia or Newco.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in a Materially Burdensome Regulatory Condition.

(f) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger or the Bank Merger.

(g) Conversion. Newco shall have consummated the Conversion.

7.2 Conditions to Obligations of the Columbia Parties. The obligations of the Columbia Parties to effect the Merger is also subject to the satisfaction, or waiver by the Columbia Parties, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Northfield set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Northfield set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Northfield Bank), Section 3.2(b) (but only with respect to Northfield Bank), Section 3.3(a) and Section 3.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Northfield set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Northfield or the Surviving Corporation. Columbia and Newco shall have received a certificate dated as of the Closing Date and signed on behalf of Northfield by the Chief Executive Officer or the Chief Financial Officer of Northfield to the foregoing effect.

(b) Performance of Obligations of Northfield. Northfield shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Columbia and Newco shall have received a certificate dated as of the Closing Date and signed on behalf of Northfield by the Chief Executive Officer or the Chief Financial Officer of Northfield to such effect.

(c) No Material Adverse Effect. From and after the date hereof, no event shall have occurred or circumstance shall have arisen that, individually or in the aggregate, shall have had or shall reasonably be likely to have a Material Adverse Effect on Northfield or any of its Subsidiaries.

(d) Federal Tax Opinion. Newco shall have received the opinion of Kilpatrick Townsend & Stockton LLP, in form and substance reasonably satisfactory to Columbia and Newco, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Columbia, Newco and Northfield, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Northfield. The obligation of Northfield to effect the Merger is also subject to the satisfaction, or waiver by Northfield, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Columbia Parties set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Columbia Parties set forth in Section 4.1(a), Section 4.1(f) (but only with respect to Columbia Bank), Section 4.2(b) (but only with respect to Newco), Section 4.3(a) and Section 4.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Columbia Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Columbia. Northfield shall have received a certificate dated as of the Closing Date and signed on behalf of each of the Columbia Parties by the Chief Executive Officer or the Chief Financial Officer of each of the Columbia parties to the foregoing effect.

(b) Performance of Obligations of Columbia. Each of the Columbia Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Northfield shall have received a certificate dated as of the Closing Date and signed on behalf of each of the Columbia Parties by the Chief Executive Officer or the Chief Financial Officer of each of the Columbia Parties to such effect.

(c) Deposit of Merger Consideration. Newco shall have deposited with the Exchange Agent sufficient cash and certificates representing sufficient shares of Newco Common Stock to pay the Aggregate Merger Consideration, and the Exchange Agent shall have certified to Northfield its receipt of such sufficient cash and shares.

(d) Federal Tax Opinion. Northfield shall have received the opinion of Luse Gorman, PC in form and substance reasonably satisfactory to Northfield, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Columbia and Northfield, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Northfield Vote or the Requisite Columbia Vote:

(a) mutual written consent of Columbia and Northfield;

(b) either Columbia or Northfield if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Bank Merger or the Conversion, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein or any other breach by such party of this Agreement;

(c) either Columbia or Northfield if the Merger shall not have been consummated on or before January 31, 2027 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein or any other breach by such party of this Agreement;

(d) either Columbia or Northfield (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Northfield, in the case of a termination by Columbia, or Columbia, in the case of a termination by Northfield, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Columbia, or Section 7.3, in the case of a termination by Northfield, and which is not cured within forty-five (45) days following written notice to Northfield, in the case of a termination by Columbia, or Columbia, in the case of a termination by Northfield, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) Columbia or Northfield, if (i) the Requisite Northfield Vote shall not have been obtained at the Northfield Meeting (including any adjournment or postponement thereof) or (ii) the Requisite Columbia Vote shall not have been obtained at the Columbia Meeting (including any adjournment or postponement thereof);

(f) (i) Columbia, if, prior to the receipt of the Requisite Northfield Vote, if (x) Northfield or the Board of Directors of Northfield shall have made a Recommendation Change or (y) Northfield or the Board of Directors of Northfield shall have breached any of its obligations under Section 6.3 or Section 6.12 in any material respect or (ii) Northfield, if, prior to the receipt of the Requisite Columbia Vote, if (x) Columbia or the Board of Directors of Columbia shall have made a Recommendation Change or (y) Columbia or the Board of Directors of Columbia shall have breached any of its obligations under Section 6.3 in any material respect; or

(g) Northfield or Columbia, if the parties are unable to agree on a mutually acceptable adjustment to the amount of the Merger Consideration as set forth in Section 6.20(j) or if Columbia is unable to close the Conversion on or before the Termination Date.

8.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement by either Columbia or Northfield as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Columbia Parties, Northfield, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Section 6.2(b), Section 6.13, this Section 8.2 and Article IX and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, neither Columbia nor Northfield shall be relieved or released from any liabilities or damages arising out of fraud or its willful and material breach of any provision of this Agreement or fraud.

(b) In the event this Agreement is terminated by Columbia or Northfield as set forth below in subsections (i) – (iii), Northfield shall pay to Columbia an amount equal to $23,700,000 (a “Termination Fee”) as follows:

(i) In the event that this Agreement is terminated by Columbia pursuant to Section 8.1(f), Northfield shall pay to Columbia an amount equal to the Termination Fee.

(ii) In the event that this Agreement is terminated by Columbia or Northfield pursuant to Section 8.1(e) or Section 8.1(c) due to the failure to obtain the approval of Northfield’s stockholders required for the consummation of the Merger, and (i) an Acquisition Proposal with respect to Northfield shall have been publicly announced, disclosed or otherwise communicated to the Northfield Board or senior management of Northfield prior to the Northfield Meeting (including any adjournment or postponement thereof) and not withdrawn at least two (2) business days before the Northfield Meeting, and (ii) within 12 months of such termination, the Northfield shall have (x) recommended to its stockholders or consummated a transaction qualifying as an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal, then Northfield shall pay to Columbia an amount equal to the Termination Fee.

(iii) In the event that this Agreement is terminated by Columbia pursuant to Section 8.1(d) as a result of a willful breach by Northfield and (i) an Acquisition Proposal with respect to Northfield shall have been publicly announced, disclosed or otherwise communicated to the Northfield Board or senior management of Northfield prior to any willful breach by Northfield of any representation, warranty, covenant or other agreement giving rise to such termination by Columbia or during the cure period therefor provided in Section 8.1(d) (and not withdrawn at least two (2) business days before such willful breach or cure period) and (ii) within 12 months of such termination, Northfield shall have consummated a transaction qualifying as an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal, then Northfield shall pay to Columbia an amount equal to the Termination Fee.

(c) In the event this Agreement is terminated by Northfield or Columbia as set forth below in subsections (i) – (ii), Columbia shall pay to Northfield as follows:

(i) In the event that this Agreement is terminated by Northfield pursuant to Section 8.1(f), Columbia shall pay to Northfield an amount equal to the Termination Fee.

(ii) In the event that the Agreement is terminated by Northfield or Columbia pursuant to Section 8.1(g), then Columbia shall pay to Northfield an amount equal to $6.0 million.

(d) Any payment of a Termination Fee or other amount required to be made pursuant to this Section 8.2 shall be made not more than two (2) business days after the date of the event giving rise to the obligation to make such payment. Any payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Columbia or Northfield, as applicable.

(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(f) Each of Columbia and Northfield acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Columbia Parties and Northfield would not enter into this Agreement; accordingly, if either of Columbia or Northfield fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Columbia or Northfield fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Northfield AND Columbia pursuant to Sections 8.02(b) and 8.02(c), respectively, and this Section 8.02(f), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Columbia Vote or the Requisite Northfield Vote; provided that after the receipt of the Requisite Columbia Vote or the Requisite Northfield Vote, there may not be, without further approval of the stockholders of Columbia or stockholders of Northfield, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite Columbia Vote or the Requisite Northfield Vote, there may not be, without further approval of the stockholders of Columbia or stockholders of Northfield, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if and to the extent set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7(a) and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Columbia and Northfield.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery, if delivered personally or if by e-mail transmission (with confirmation of receipt requested), (b) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested) or (c) on the first Business Day following the date of dispatch, if delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) to the Columbia Parties, to:

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, New Jersey 07410

Attention:  Thomas J. Kemly

      President and Chief Executive Officer

E-mail:   tkemly@columbiabankonline.com

with a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP

701 Pennsylvania Avenue NW, Suite 200

Washington, DC 20004

Attention:  Christina M. Gattuso

      Stephen F. Donahoe

E-mail:   cgattuso@ktslaw.com

      sdonahoe@ktslaw.com

and

(b) to Northfield, to:

Northfield Bancorp, Inc.

581 Main Street

Woodbridge, New Jersey 07095

Attention:  Steven M. Klein

      President and Chief Executive Officer

E-mail:   sklein@enorthfield.com

with a copy (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW, Suite 780

Washington, DC 20015

Attention:  Ned A. Quint

      Scott A. Brown

E-mail:   nquint@luselaw.com

      sbrown@luselaw.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of

Northfield means the actual knowledge of any of the officers of Northfield listed on Section 9.6 of the Northfield Disclosure Schedule, and the “knowledge” of the Columbia Parties means the actual knowledge of any of the officers of the Columbia Parties listed on Section 9.6 of the Columbia Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its Representatives to the other party and its Representatives at least three (3) days prior to the date hereof, (b) included in the virtual data room of a party at least three (3) days prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least three (3) days prior to the date hereof, (iv) the term “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of New Jersey are authorized by law or executive order to be closed and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, the Bank Merger and the Conversion. The Northfield Disclosure Schedule and the Columbia Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

9.7 Counterparts. This Agreement may be executed in counterparts (including by transmission of duly executed signature pages in .pdf format), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise specifically provided in Section 6.6 and Section 6.7 and (ii) the rights of Columbia, on behalf of the Columbia stockholders (which are third party beneficiaries of this Agreement solely to the extent required for this proviso to be enforceable but without any rights to directly enforce any rights under this Agreement), and Northfield, on behalf of the Northfield stockholders (which are third party beneficiaries of this Agreement solely to the extent required for this proviso to be enforceable but without any rights to directly enforce any rights under this Agreement), to pursue specific performance as set forth in Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such Columbia stockholders or Northfield stockholders, including, in the case of Northfield, the loss of the premium (if any) to which the Northfield stockholders would have been entitled) in accordance with Section 8.2 in the event of a willful and material breach of any provision of this Agreement, it being agreed that in no event shall any Columbia stockholder or Northfield stockholder be entitled to enforce any of their respective rights, or Columbia’s or Northfield’s obligations, under this Agreement in the event of any such breach, but rather that (x) Columbia shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Columbia stockholders and (y) Northfield shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Northfield stockholders, and Columbia or Northfield may retain any amounts obtained in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and the Bank Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b)(1) or 12 C.F.R. § 4.32(b)(2)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Northfield Bancorp, Inc., Columbia Financial, Inc., a Delaware corporation, Columbia Financial, Inc., a Maryland corporation, and Columbia Bank MHC have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NORTHFIELD BANCORP, INC.

By:	/s/ Steven M. Klein
Name: Steven M. Klein
Title: Chairman, President and Chief
Executive Officer

COLUMBIA FINANCIAL, INC.
(a Delaware corporation)

By:	/s/ Thomas J. Kemly
Name: Thomas J. Kemly
Title: President and Chief Executive Officer

COLUMBIA FINANCIAL, INC.
(a Maryland corporation)

By:	/s/ Thomas J. Kemly
Name: Thomas J. Kemly
Title: President and Chief Executive Officer

COLUMBIA BANK MHC

By:	/s/ Thomas J. Kemly
Name: Thomas J. Kemly
Title: President and Chief Executive Officer

EXHIBIT A

Form of Northfield Support Agreement

[Attached]

A-A-1

NORTHFIELD SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of January 31, 2026, is entered into by and among Columbia Financial, Inc., a Delaware corporation (“Columbia”), and each of the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of Northfield Bancorp, Inc., a Delaware corporation (“Northfield”). The obligations of each Stockholder hereunder shall be several and not joint.

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and between Columbia, Columbia Financial, Inc., a Maryland corporation (“Newco”), Columbia Bank MHC, a federally chartered mutual holding company, and Northfield, Northfield will be merged with and into Newco, with Newco as the surviving corporation;

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of Northfield (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of Northfield has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Northfield and Northfield’s stockholders and declared the Merger Agreement advisable, and has resolved to recommend that Northfield’s stockholders approve the Merger Agreement and submit the Merger Agreement to Northfield’s stockholders for approval; and

WHEREAS, the Stockholders are supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and have determined that it is in their best interests to enter into this Agreement to provide for their collective support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for Columbia to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) the mutual written agreement of the parties hereto to terminate this Agreement or (c) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.

Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Northfield’s stockholders, however called, and in connection with any written consent of Northfield’s stockholders, each Stockholder shall (i) appear at such meeting or otherwise cause all of such Stockholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Stockholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof and sole dispositive authority (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Northfield Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of Northfield’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any Acquisition Proposal (other than the transactions contemplated by the Merger Agreement), and (D) against any action, proposal, transaction, agreement or amendment of the Northfield Articles or Northfield Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Northfield contained in the Merger Agreement, or of a Stockholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement. Each Stockholder agrees to exercise all voting or other determination rights such Stockholder has in any trust or other legal entity to carry

A-A-2

out the intent and purposes of such Stockholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, except for this Agreement, such Stockholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Stockholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and such Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Northfield at the request of the Board of Directors of Northfield in connection with election of directors or other routine matters at any annual or special meeting of the Northfield stockholders. Each Stockholder represents, covenants and agrees that it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer (as defined below).

4.

Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that such Stockholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the stockholders of Northfield by the Requisite Northfield Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that each Stockholder may Transfer Shares (i) to any of its affiliates, as such term is defined in the Merger Agreement (“Affiliates”), (ii) to any other person to whom Columbia has consented with respect to a Transfer by such Stockholder in advance in writing, (iii) to (A) any Family Member (as defined below) of such Stockholder or to a trust solely for the benefit of such Stockholder and/or any Family Member of such Stockholder or (B) upon the death of such Stockholder pursuant to the terms of any trust or will of such Stockholder or by the applicable laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of such Stockholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and such Stockholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Columbia, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, (iv) under any existing stock sale plan adopted in accordance with Rule 10b5-1(c) (Rule 10b5-1) under the Securities Exchange Act of 1934 for the sale of shares of Common Stock, (v) to any charitable organization that is tax exempt under Section 501(c)(3) of the Code and (vi) to satisfy any Tax liability incurred by such Stockholder in respect of vesting, exercise or settlement of Northfield Equity Awards held by Stockholder (any Transfer in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (vi), the Stockholder effecting such Transfer may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to each Stockholder: (I) such Stockholder and Stockholder’s spouse, individually, (II) any descendant, niece or nephew of such Stockholder or such Stockholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

5.

Representations of Each Stockholder. Each Stockholder represents and warrants as follows: (a) such Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Stockholder or the performance of such Stockholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Stockholder’s Schedule 13D filed with the Securities and

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Exchange Commission, if any); (d) such Stockholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of such Stockholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Stockholder and over which such Stockholder, directly or indirectly, has sole voting and dispositive authority; (e) such Stockholder beneficially owns such Stockholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); and (f) such Stockholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Stockholder agrees that such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Stockholder of such Stockholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

6.

Publicity. Each Stockholder hereby authorizes Northfield and Columbia to publish and disclose in any announcement or disclosure in connection with the Merger, including in the S-4, the Joint Proxy Statement/Prospectus or any other filing with any Governmental Entity made in connection with the Merger, such Stockholder’s identity and ownership of such Stockholder’s Shares and the nature of such Stockholder’s obligations under this Agreement.

7.

Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to each Stockholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

9.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.

Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

11.

Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement,

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(i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

12.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to a Stockholder, to its address set forth on Schedule A hereto, and if to Columbia, to the following addresses:

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, New Jersey 07410

Attention: Thomas J. Kemly

E-mail:    tkemly@columbiabankonline.com

With a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP

701 Pennsylvania Avenue NW, Suite 200

Washington, DC 20004

Attention: Christina M. Gattuso

Stephen F. Donahoe

E-mail:   cgattuso@ktslaw.com

sdonahoe@ktslaw.com

13.

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

14.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.

Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in such Stockholder’s capacity as a stockholder of Northfield, and, to the extent a Stockholder serves as a member of the board of directors or as an officer of Northfield, nothing in this Agreement shall limit or affect any actions or omissions taken by such Stockholder in such Stockholder’s capacity as a director or officer and not as a stockholder.

17.

Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

COLUMBIA FINANCIAL, INC.

By:
Thomas J. Kemly
President and Chief Executive Officer

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

STOCKHOLDERS:

Name:

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SCHEDULE A

Existing Share Information

Name of Record Holder	Total Existing Shares	Address for Notices
[●]	[●]	[●]

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EXHIBIT B

Form of Columbia Support Agreement

[Attached]

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COLUMBIA SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of January 31, 2026, is entered into by and among Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), and each of the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of Columbia Financial, Inc., a Delaware corporation (“Columbia”). The obligations of each Stockholder hereunder shall be several and not joint.

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and between Columbia, Columbia Financial, Inc., a Maryland corporation (“Newco”), Columbia Bank MHC, a federally chartered mutual holding company, and Northfield, Northfield will be merged with and into Newco, with Newco as the surviving corporation;

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially or of record, and has the sole power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of Columbia (the “Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of Columbia has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Columbia and Columbia’s stockholders and declared the Merger Agreement advisable, and has resolved to recommend that Columbia’s stockholders approve the Merger Agreement and submit the Merger Agreement to Columbia’s stockholders for approval; and

WHEREAS, the Stockholders are supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and have determined that it is in their best interests to enter into this Agreement to provide for their collective support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for Northfield to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

18.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

19.

Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earliest to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms, (b) the mutual written agreement of the parties hereto to terminate this Agreement or (c) the Effective Time; provided that (i) Sections 11 through 17 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

20.

Support Agreement. From the date hereof until the earlier of (a) the Closing or (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Columbia’s stockholders, however called, and in connection with any written consent of Columbia’s stockholders, each Stockholder shall (i) appear at such meeting or otherwise cause all of such Stockholder’s Existing Shares and all other shares of Common Stock or voting securities over which such Stockholder has acquired, after the date hereof, beneficial or record ownership and the sole power to vote or direct the voting thereof and sole dispositive authority (including any such shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Columbia Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the Plan of Conversion and the transactions contemplated thereby, (B) in favor of any proposal to adjourn or postpone such meeting of Columbia’s stockholders to a later date if there are not sufficient votes to approve the Merger Agreement and, (C) against any Acquisition Proposal (other than the transactions contemplated by the Merger Agreement), and (D) against any action, proposal, transaction, agreement or amendment of the Columbia Articles or Columbia Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Columbia contained in the Merger Agreement, or of a Stockholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement. Each Stockholder agrees to exercise all voting or other determination rights such Stockholder has in any

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trust or other legal entity to carry out the intent and purposes of such Stockholder’s obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, except for this Agreement, such Stockholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with such Stockholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of and such Stockholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Columbia at the request of the Board of Directors of Columbia in connection with election of directors or other routine matters at any annual or special meeting of the Columbia stockholders. Each Stockholder represents, covenants and agrees that it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer (as defined below).

21.

Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that such Stockholder will not, from the date hereof until the earlier of (a) the end of the Support Period or (b) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Requisite Columbia Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that each Stockholder may Transfer Shares (i) to any of its affiliates, as such term is defined in the Merger Agreement (“Affiliates”), (ii) to any other person to whom Northfield has consented with respect to a Transfer by such Stockholder in advance in writing, (iii) to (A) any Family Member (as defined below) of such Stockholder or to a trust solely for the benefit of such Stockholder and/or any Family Member of such Stockholder or (B) upon the death of such Stockholder pursuant to the terms of any trust or will of such Stockholder or by the applicable laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of such Stockholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and such Stockholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Northfield, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, (iv) under any existing stock sale plan adopted in accordance with Rule 10b5-1(c) (Rule 10b5-1) under the Securities Exchange Act of 1934 for the sale of shares of Common Stock, (v) to any charitable organization that is tax exempt under Section 501(c)(3) of the Code and (vi) to satisfy any Tax liability incurred by such Stockholder in respect of vesting, exercise or settlement of Columbia Equity Awards held by Stockholder (any Transfer in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (vi), the Stockholder effecting such Transfer may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means, with respect to each Stockholder: (I) such Stockholder and Stockholder’s spouse, individually, (II) any descendant, niece or nephew of such Stockholder or such Stockholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

22.

Representations of Each Stockholder. Each Stockholder represents and warrants as follows: (a) such Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by such Stockholder or the performance of such Stockholder’s obligations hereunder; (c) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Stockholder’s Schedule 13D filed with the Securities and

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Exchange Commission, if any); (d) such Stockholder beneficially owns and has the sole power to vote or direct the voting of the Shares, including all of such Stockholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by such Stockholder and over which such Stockholder, directly or indirectly, has sole voting and dispositive authority; (e) such Stockholder beneficially owns such Stockholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws or disclosed on such Stockholder’s Schedule 13D filed with the Securities and Exchange Commission, if any); and (f) such Stockholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. Each Stockholder agrees that such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by such Stockholder of such Stockholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

23.

Publicity. Each Stockholder hereby authorizes Columbia and Northfield to publish and disclose in any announcement or disclosure in connection with the Merger, including in the S-4, the Joint Proxy Statement/Prospectus or any other filing with any Governmental Entity made in connection with the Merger, such Stockholder’s identity and ownership of such Stockholder’s Shares and the nature of such Stockholder’s obligations under this Agreement.

24.

Stock Dividends, Etc. In the event of any change in the Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

25.

Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to each Stockholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

26.

Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

27.

Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

28.

Governing Law; Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflict of law principles. Each of the parties hereto agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement,

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(i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

29.

Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation), if to a Stockholder, to its address set forth on Schedule A hereto, and if to Northfield, to the following addresses:

Northfield Bancorp, Inc.

581 Main Street

Woodbridge, New Jersey 07095

Attention: Steven M. Klein

Email:    sklein@enorthfield.com

With a copy (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW, Suite 780

Washington, DC 20015

Attention: Ned A. Quint

Scott A. Brown

E-mail:   nquint@luselaw.com

sbrown@luselaw.com

30.

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

31.

Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

32.

Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

33.

No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to each Stockholder in such Stockholder’s capacity as a stockholder of Columbia, and, to the extent a Stockholder serves as a member of the board of directors or as an officer of Columbia, nothing in this Agreement shall limit or affect any actions or omissions taken by such Stockholder in such Stockholder’s capacity as a director or officer and not as a stockholder.

34.

Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

A-B-5

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

NORTHFIELD BANCORP, INC.

By:
Steven M. Klein
President and Chief Executive Officer

A-B-6

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

STOCKHOLDERS:

Name:

A-B-7

SCHEDULE A

Existing Share Information

Name of Record Holder	Total Existing Shares	Address for Notices
[●]	[●]	[●]

A-B-8

EXHIBIT C

Form of Bank Merger Agreement

[Attached]

A-C-1

BANK MERGER AGREEMENT

THIS BANK MERGER AGREEMENT dated as of January 31, 2026 (this “Bank Merger Agreement”), is by and between Northfield Bank, a federally chartered stock savings bank (“Northfield Bank”), and Columbia Bank, a federally chartered stock savings bank (“Columbia Bank”).

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and between Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), Columbia Financial, Inc., a Delaware corporation, Columbia Financial, Inc., a Maryland corporation (“Newco”), and Columbia Bank MHC, a federally chartered mutual holding company, dated as of January [●], 2026, Northfield will merge with and into Newco with Newco as the surviving entity (the “Holding Company Merger”); and

WHEREAS, the Merger Agreement provides that immediately following the Holding Company Merger, Northfield Bank shall be merged with and into Columbia Bank, with Columbia Bank as the surviving institution (the “Resulting Institution”), under and pursuant to the terms and conditions set forth herein (said transaction being hereinafter referred to as the “Bank Merger”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, subject to the terms and conditions hereinafter set forth, and in accordance with all applicable laws and regulations, Columbia Bank and Northfield Bank do hereby agree and covenant as follows:

1. Merger. At and on the Effective Time (as defined below) of the Bank Merger, Northfield Bank shall be merged with and into Columbia Bank with Columbia Bank surviving as the Resulting Institution. Following the Effective Time, Newco shall be the owner of 100% of the outstanding common stock of the Resulting Institution.

2. Effective Time. The Bank Merger will be effective upon the time and date specified in the notice filed with the Office of the Comptroller of the Currency (the “OCC”) at or in advance of the effective time of the Bank Merger (the “Effective Time”).

3. Charter. At the Effective Time, the charter of Columbia Bank as in effect immediately prior to the Bank Merger shall be the charter of the Resulting Institution, until thereafter amended in accordance with applicable law.

4. Name. The name of the Resulting Institution shall be Columbia Bank.

5. Offices. The principal office and branch offices of Northfield Bank are set forth on Exhibit A hereto. At the Effective Time, the principal office and branch offices of Northfield Bank shall become branch offices of the Resulting Institution.

6. Directors and Officers. The officers and directors of Columbia Bank immediately prior to the Effective Time shall be the officers and directors of the Resulting Institution immediately after the Effective Time. In addition, effective as of the Effective Time, (i) Steven M. Klein shall be appointed to serve as Senior Executive Vice President and Chief Operating Officer of the Resulting Institution and (ii) each of the Northfield Bank Directors selected pursuant to Section 6.11 of the Merger Agreement shall be appointed to the Board of Directors of the Resulting Institution.

7. Rights and Duties of the Resulting Institution. The business of the Resulting Institution shall be that of a federally chartered stock savings bank, as provided for in its charter and under applicable federal law and the related regulations of the OCC. All assets, rights interests, privileges, powers, franchises and property (real, personal and mixed) of Northfield Bank shall be automatically transferred to and vested in the Resulting Institution by virtue of the Bank Merger without any deed or other document of transfer. The Resulting Institution without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the assets, rights, privileges, powers, properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights, interests and powers as agent or fiduciary, in the same manner and to the extent as such rights, interests and powers were held or enjoyed by Northfield Bank and Columbia Bank, respectively. The Resulting Institution shall be responsible for all of the liabilities, restrictions and duties of every kind and description of both Northfield Bank and Columbia Bank immediately prior to the Bank Merger, including, without limitation, liabilities for all deposits, debts, obligations and contracts of Northfield Bank and Columbia Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise and whether or not reflected or reserved against on balance sheets, books of account or

A-C-2

records of either Northfield Bank or Columbia Bank, including without limitation all liabilities and obligations arising from or relating to any liquidation account previously established by Northfield Bank. Deposit accounts shall be deemed issued in the name of the Resulting Institution in accordance with applicable OCC and Federal Deposit Insurance Corporation regulations. All rights of creditors and other obligees and all Liens on property of either Northfield Bank or Columbia Bank shall be preserved, shall be assumed by the Resulting Institution and shall not be released or impaired. The sole shareholder of the Resulting Institution shall possess all the voting rights with respect to the shares of stock of the Resulting Institution. As a result of the Bank Merger, each holder of a deposit account in Northfield Bank as of the Effective Time of the Bank Merger shall have the same rights and privileges in Columbia Bank as if such deposit account had been established at Columbia Bank on the date established at Northfield Bank, and all deposit accounts established at Northfield Bank prior to the Effective Time of the Bank Merger shall confer on a depositor the same rights and privileges in Columbia Bank as if such deposit account had been established at Columbia Bank on the date established at Northfield Bank.

8. Effect on Shares of Stock.

(a) Each share of Columbia Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of Northfield Bank common stock issued and outstanding immediately prior thereto shall, by virtue of the Bank Merger and without any action on the part of Columbia Bank or the holder thereof, be cancelled. No shares of capital stock of Columbia Bank or any other consideration shall be issuable or exchangeable with respect to shares of Northfield Bank common stock.

9. Conditions to Each Party’s Obligation to Effect the Bank Merger. The respective obligations of each party to effect the Bank Merger shall be subject to the satisfaction of the following conditions:

(a) Consummation of the Holding Company Merger. The Holding Company Merger shall have been consummated in accordance with the terms of the Merger Agreement prior to the Effective Time.

(b) Stockholder Approvals. This Bank Merger Agreement and the transactions contemplated hereby shall have been duly approved, ratified and confirmed by the required vote of (i) Newco, as the sole stockholder of Columbia Bank immediately prior to the Effective Time, and (ii) Northfield, as the sole stockholder of Northfield Bank immediately prior to the Effective Time.

(c) Regulatory Approvals. All requisite regulatory approvals and clearances of the Bank Merger, including the approval of the OCC, shall have been obtained and shall continue to be in full force and effect, and all applicable waiting periods shall have expired.

(d) No Legal Impediment. There shall not be any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger.

10. Covenants of Columbia Bank and Northfield Bank. During the period from the date of this Bank Merger Agreement and continuing until the Effective Time, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Bank Merger Agreement, subject to and in accordance with the applicable provisions of this Bank Merger Agreement.

11. Governing Law. This Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the United States of America.

12. Amendment. This Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Northfield Bank and Columbia Bank at any time prior to the Effective Time.

13. Waiver. Subject to applicable law, any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such party.

14. Successors and Assigns. This Bank Merger Agreement may not be assigned by any party hereto without the prior written consent of the other party. Subject to the foregoing, this Bank Merger Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

A-C-3

15. Entire Agreement. Except as otherwise set forth in this Bank Merger Agreement (including the documents and the instruments referred to herein), this Bank Merger Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

16. Termination. This Bank Merger Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Bank Merger Agreement shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Merger Agreement for any reason in accordance with its terms. In the event of the termination of this Bank Merger Agreement as provided in this Section 16, this Bank Merger Agreement shall forthwith become null and void and of no further force or effect and there shall be no liability or obligation under this Bank Merger Agreement on the part of any of the parties hereto or any of their respective directors, officers or affiliates, except as otherwise provided in the Merger Agreement.

17. Other Terms. All terms used in this Bank Merger Agreement shall, unless defined herein, have the meanings set forth in the Merger Agreement.

18. Counterparts. This Bank Merger Agreement may be executed by facsimile or other electronic means and in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[Remainder of page intentionally blank]

A-C-4

IN WITNESS WHEREOF, the parties have caused this Bank Merger Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

Attest:		NORTHFIELD Bank

By:		By:
	Susan Aufiero-Peters		Steven M. Klein
	Corporate Secretary		Chairman, President and Chief Executive Officer

Attest:		COLUMBIA BANK

By:		By:
	Mayra L. Rinaldi		Thomas J. Kemly
	Corporate Secretary		President and Chief Executive Officer

[Signature Page to Bank Merger Agreement]

Exhibit A

Principal Office and Branch Offices of Northfield Bank

Principal Office:

Branch Offices:

[Signature Page to Bank Merger Agreement]

ANNEX B

January 31, 2026

The Board of Directors

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, NJ 07410

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Columbia Financial, Inc., a newly-formed Maryland corporation (“New Columbia”), of the Aggregate Merger Consideration (as defined below) in the proposed merger of Northfield Bancorp, Inc. (“Northfield”) with and into New Columbia, with New Columbia as the surviving company (such transaction, the “Merger”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Northfield, Columbia Financial, Inc., a Delaware corporation (“Columbia”), New Columbia and Columbia Bank, MHC (“MHC”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, as of the Effective Time (as defined in the Agreement) and by virtue of the Merger, each share of common stock, par value $0.01 per share, of Northfield (“Northfield Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares cancelled and retired and other than Dissenting Shares (as defined in the Agreement)) shall be converted into the right to receive, at the election of the holder thereof (subject to proration and reallocation as set forth in the Agreement, as to which we express no opinion), the following: (i) if the Final Independent Valuation (as defined in the Agreement) is less than $2,300,000,000, either (a) 1.425 shares of common stock, $0.01 par value per share, of New Columbia (“New Columbia Common Stock” and, such number of shares of New Columbia Common Stock, the “Stock Consideration”) or (b) $14.25 in cash (the “Cash Consideration”); (ii) if the Final Independent Valuation is equal to or greater than $2,300,000,000 and less than $2,600,000,000, either (a) 1.450 shares of New Columbia Common Stock or (b) $14.50 in cash; or (iii) if the Final Independent Valuation is equal to or greater than $2,600,000,000, either (a) 1.465 shares of New Columbia Common Stock or (b) $14.65 in cash (provided that, pursuant to such proration and reallocation set forth in the Agreement, the total number of shares of Northfield Common Stock to be converted into cash consideration of $14.25, $14.50 or $14.65, as the case may be, shall be no greater than the product obtained by multiplying (x) the number of shares of Northfield Common Stock issued and outstanding as of the Effective Time by (y) 0.30). At the direction of Columbia and without independent verification, we have relied upon and assumed for purposes of our analyses and this opinion, that the Final Independent Valuation will be approximately $2,291 million based on the Preliminary Midpoint (as defined in the Agreement) and, as such, less than $2,300,000,000 and that 30% of the total number of shares of Northfield Common Stock will be converted into the Cash Consideration and 70% of the total number of shares of Northfield Common Stock will be converted into the Stock Consideration. The aggregate Stock Consideration and the aggregate Cash Consideration, taken together, are referred to herein as the “Aggregate Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement also provides that, contemporaneous with the adoption of the Agreement, the Boards of Directors of MHC, Columbia and Columbia Bank, a federal savings bank and a wholly owned subsidiary of Columbia (“Columbia Bank”), are adopting a plan of conversion to convert from the mutual form of organization to the capital stock form of organization (the “Conversion”) and, in connection therewith, New Columbia has been organized and incorporated to (i) succeed to the rights and obligations of MHC and Columbia, (ii) become the parent of Columbia Bank upon the closing of the Conversion and (iii) to offer for sale shares of New Columbia Common Stock at the Conversion Price Per Share (as defined in the Agreement) of $10.00. The Agreement further provides that, immediately following the Merger, New Columbia shall cause Northfield Bank, a federal savings bank and a wholly owned subsidiary of Northfield, to merge with and into Columbia Bank, with Columbia Bank as the surviving entity (such transaction, the “Bank Merger”). At the direction of Columbia and without independent verification, based on the Preliminary Midpoint, we have relied upon and assumed for purposes of our analyses and this opinion, that the exchange ratio in the Conversion will be 2.2035 shares of New Columbia Common Stock for each share of common stock of Columbia held by Columbia common stockholders (other than MHC) and that the New Columbia Common Stock offerings in connection with the Conversion will result in gross proceeds of approximately $1,675 million.

Keefe, Bruyette & Woods, Inc., A Stifel Company • 787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Columbia Financial, Inc.

January 31, 2026

KBW has acted as financial advisor to Columbia and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between Northfield and each of KBW and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Columbia and Northfield. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell debt or equity securities of, Columbia or Northfield for our and their own accounts and for the accounts of our and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Columbia or Northfield. Such positions currently include an individual position in shares of Columbia and Northfield held by a family member of a senior member of the KBW advisory team providing services to Columbia in connection with the proposed Merger. We have acted exclusively for the Board of Directors of Columbia (the “Board”) in rendering this opinion and will receive a fee from Columbia for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Columbia has agreed to indemnify us for certain liabilities arising out of our engagement.

KBW is acting as financial advisor to MHC, Columbia and Columbia Bank in connection with the Conversion, will act as conversion agent and data processing records agent to MHC, Columbia, Columbia Bank and New Columbia in connection with the Conversion and as bookrunning manager for related New Columbia Stock offerings and will receive compensation for such services, a significant portion of which is contingent upon the successful completion of the Conversion and related New Columbia Common Stock offerings. Other than in connection with the Merger, the Conversion and related New Columbia Common Stock offerings, in the past two years, KBW has not provided investment banking or financial advisory services to Columbia or MHC. In the past two years, KBW has not provided investment banking or financial advisory services to Northfield. We may in the future provide investment banking and financial advisory services to Columbia, MHC, New Columbia or Northfield and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Columbia and Northfield and bearing upon the Merger, including among other things, the following: (i) the execution version of the Agreement dated January as of 31, 2026; (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Columbia; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Columbia; (iv) certain draft unaudited financial results for the fiscal quarter ended December 31, 2025 of Columbia (provided by Columbia); (v) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Northfield; (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of Northfield; (vii) certain draft unaudited financial results for the fiscal quarter ended December 31, 2025 of Northfield (provided by Northfield); (viii) certain regulatory filings of Columbia and Northfield and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024 and the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025; (ix) certain other interim reports and other communications of Columbia and Northfield to their respective stockholders; and (x) other financial information concerning the respective businesses and operations of Columbia and Northfield furnished to us by Columbia and Northfield or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Columbia and Northfield; (ii) the assets and liabilities of Columbia and Northfield; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Columbia and Northfield with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Northfield, as well as assumed Northfield long-term growth rates provided to us by Northfield management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Columbia management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Columbia as well as adjustments thereto provided to us by Columbia management, all of which information was discussed

Keefe, Bruyette & Woods, Inc., A Stifel Company • 787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Columbia Financial, Inc.

January 31, 2026

with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; (vii) pro forma financial data of New Columbia as of or for the period ended December 31, 2025, as adjusted for the Conversion and related New Columbia Common Stock offerings, that was prepared by Columbia management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on New Columbia (including without limitation the cost savings expected to result or be derived from the Merger) that were prepared by Columbia management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the respective managements of Columbia and Northfield regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. At the direction of Columbia, we have used and relied on the Conversion Price Per Share of $10.00.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of Columbia, upon Northfield management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Northfield and the assumed Northfield long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of Northfield referred to above that such estimates are consistent with, the best currently available estimates and judgments of Northfield management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied upon Columbia management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Columbia, the adjustments thereto, and the estimates regarding certain pro forma financial effects of the Merger on New Columbia (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of Columbia referred to above that such estimates are consistent with, the best currently available estimates and judgments of Columbia management and that the forecasts, projections and estimates reflected in such information (as adjusted by Columbia management in the case of the publicly available consensus “street estimates” of Columbia) will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Columbia and Northfield referred to above, is based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the managements of Columbia and Northfield and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Columbia or Northfield since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Columbia and Northfield are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Columbia or Northfield, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair

Keefe, Bruyette & Woods, Inc., A Stifel Company • 787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Columbia Financial, Inc.

January 31, 2026

value of Columbia or Northfield under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Columbia and Northfield of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed fair value marks-to-market and other valuation information, if any, relating to such loans or owned securities, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger, the Conversion and related New Columbia Common Stock offerings) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Aggregate Merger Consideration (including the stock or cash components thereof) and with no other consideration or payments in respect of Northfield Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Columbia, New Columbia, Northfield or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Columbia that Columbia has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Columbia, New Columbia, Northfield, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Aggregate Merger Consideration in the Merger to New Columbia. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger, the Conversion and related New Columbia Common Stock offerings), including without limitation, the form or structure of the Merger (including the form of Aggregate Merger Consideration or the allocation thereof between stock and cash) or any related transaction, the treatment of the stockholders of Columbia and the members of MHC in the Conversion, any consequences of the Merger or any related transaction to Columbia, New Columbia, their respective stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, charitable foundation or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political division, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, and prolonged higher interest rates. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. We express no view or opinion as to any appraisal value obtained by Columbia, MHC or New Columbia that is used in connection with the Conversion or related New Columbia Common Stock offerings or as to any differences between the Final Independent Valuation (and the resulting aggregate stock consideration and cash consideration in the Merger) and the amounts thereof that we have been directed to assume for purposes of our analyses and this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Columbia to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Columbia or the Board, (iii) any business, operational or other plans with respect to Northfield or the pro forma entity that may be currently contemplated by Columbia

Keefe, Bruyette & Woods, Inc., A Stifel Company • 787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

The Board of Directors – Columbia Financial, Inc.

January 31, 2026

or the Board or that may be implemented by Columbia or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Columbia’s or New Columbia’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of New Columbia Common Stock or the stockholders of Columbia or relative to the Aggregate Merger Consideration, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Columbia, New Columbia, Northfield or any other party to any transaction contemplated by the Agreement, (vi) any election by holders of Northfield Common Stock to receive the cash consideration or the stock consideration, or the actual allocation among such holders between cash and stock (including, without limitation, any reallocation thereof as a result of proration or otherwise pursuant to the Agreement) or the relative fairness of the stock consideration and the cash consideration in the Merger, (vii) what the Final Independent Valuation (and the resulting aggregate stock consideration and cash consideration in the Merger) actually will be and whether New Columbia will have sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration at the closing of the Merger, (viii) the actual value of New Columbia Common Stock to be issued in connection with the Merger, (ix) the prices, trading range or volume at which Columbia Common Stock or Northfield Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which New Columbia Common Stock will trade following the consummation of the Merger, (x) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (xi) any legal, regulatory, accounting, tax or similar matters relating to Columbia, New Columbia, Northfield, any of their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger, the Conversion and related New Columbia Common Stock offerings), including whether or not the Merger and the Bank Merger will each qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any stockholder of Columbia or any other entity as to how to vote or act in connection with the Merger or any other matter (including, with respect to holders of Northfield Common Stock, what election any such stockholder should make with respect to stock consideration or cash consideration), nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration in the Merger is fair, from a financial point of view, to New Columbia.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc., A Stifel Company • 787 Seventh Avenue • New York, New York 10019

212-887-7777 • www.kbw.com

ANNEX C

January 31, 2026

Board of Directors

Northfield Bancorp, Inc.

581 Main Street Suite 810

Woodbridge, NJ 07095

Members of the Board of Directors:

We understand that Columbia Financial, Inc. (a Delaware corporation) (“Columbia”), Columbia Financial, Inc. (a Maryland corporation) (“Newco”), Columbia Bank MHC and Northfield Bancorp, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Columbia Bank MHC will convert from the mutual form of organization to the capital stock form of organization (the “Conversion”), and that in connection with such Conversion, (i) Newco will succeed to the rights and obligations of Columbia Bank MHC and Columbia, (ii) Columbia Bank, the wholly owned subsidiary of Columbia, will become a wholly owned subsidiary of Newco and (iii) Newco will conduct a subscription offering of its common stock, par value $0.01 (the “Newco Common Stock”), at a price of $10.00 per share based on the appraised pro forma market value of the Newco Common Stock as determined by the independent appraiser (the “Independent Valuation”), and, if necessary, a community and/or firm commitment underwritten offering, and an exchange offering to the existing public stockholders of Columbia, and immediately following the completion of the Conversion the Company will be merged with and into Newco with Newco as the surviving entity (collectively, the “Transaction”). In connection with the Transaction, each outstanding share of common stock, par value $0.01, of the Company (the “Company Common Stock”), other than the Exception Shares (defined below), will be converted into the right to receive, at the election of the holder of such share of Company Common Stock, either the number of shares of Newco Common Stock (the “Stock Consideration”) or the cash amount (the “Cash Consideration”) in the following amounts pursuant to the Agreement: (i) if the Independent Valuation immediately prior to the closing of the Conversion (the “Final Independent Valuation”) is less than $2,300,000,000, either (a) 1.425 shares of Newco Common Stock or (b) $14.25 in cash; (ii) if the Final Independent Valuation is equal to or greater than $2,300,000,000 and less than $2,600,000,000, either (a) 1.450 shares of Newco Common Stock or (b) $14.50 in cash; and (iii) if the Final Independent Valuation is equal to or greater than $2,600,000,000, either (a) 1.465 shares of Newco Common Stock or (b) $14.65 in cash (collectively, the “Merger Consideration”), in each case subject to a maximum of 30% of the shares of Company Common Stock receiving the Cash Consideration pursuant to the terms and conditions outlined in the Agreement. “Exception Shares” shall mean each share of Company Common Stock that is owned by the Company (other than shares held in a fiduciary or agency capacity or in satisfaction of debts previously contracted), Columbia Bank MHC, Columbia or by Newco (other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by the Company, Columbia Bank MHC, Columbia or Newco in respect of debts previously contracted). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (this “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Company Common Stock (other than the Exception Shares) in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that the Merger Consideration to be received by the holders of Company Common Stock is $14.25 per share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed a draft of the Agreement and Plan of Merger, dated as of January 30, 2026, by and among Columbia, Newco, Columbia Bank MHC and the Company (the “Agreement”);

2.	reviewed a draft of the Plan of Conversion and Reorganization of Columbia Bank MHC dated as of January 30, 2026;

3.	reviewed a preliminary draft of the Independent Valuation dated as of January 22, 2026;

4.

reviewed certain information related to the historical condition and prospects of the Company and Columbia, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections for the Company that were prepared using financial projections for the year ended December 31, 2026 prepared by the management of the Company with further years extrapolated based on appropriate growth rates, which were reviewed and approved for our use by the management of the Company (the “Projections”);

Board of Directors

Northfield Bancorp, Inc.

January 31, 2026

5.

reviewed the Company’s and Columbia’s audited financial statements for years ended December 31, 2022, December 31, 2023 and December 31, 2024 and unaudited financial statements for the twelve-month period ended December 31, 2025;

6.	reviewed certain of the Company’s and Columbia’s recent public filings and certain other publicly available information regarding the Company and Columbia that we deemed to be relevant;

7.	reviewed the financial and operating performance of the Company and Columbia and those of other selected public companies that we deemed to be relevant;

8.	considered certain publicly available financial terms of certain transactions that we deemed to be relevant;

9.

reviewed the current and historical market prices of the shares of the Company Common Stock and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

10.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as that we deemed to be appropriate;

11.

received a certificate addressed to Raymond James from the Chief Financial Officer of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) of the Company and Columbia provided to, or discussed with, Raymond James by or on behalf of the Company; and

12.

discussed with members of the senior management of the Company and the members of senior management of Columbia certain information relating to the aforementioned and any other matters that we deemed to be relevant to our inquiry including, but not limited to, the past and current business operations of the Company and Columbia and the financial condition and future prospects and operations of the Company and Columbia.

With your consent, we have assumed and relied upon the accuracy and completeness of all information that was available to us from public sources, supplied by or on behalf of the Company or Columbia or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or Columbia is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Columbia is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Columbia. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate, misleading or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Company or Columbia that would be material to our analyses or this Opinion.

This Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of January 30, 2026, and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Columbia since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no

Board of Directors

Northfield Bancorp, Inc.

January 31, 2026

information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect. As the Board is aware, the credit, financial and stock markets have been experiencing, and do experience, volatility from time to time, and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Transaction, the Company or Columbia. This Opinion does not purport to address potential, or actual developments in any such credit, financial and stock markets on the Merger Consideration after the date hereof, and any such developments may affect the conclusions reached in this Opinion, which we do not have an obligation to update, reaffirm, or revise.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. This Opinion does not express any opinion as to the likely trading range of the Company Common Stock or Columbia common stock following the announcement of the Transaction or Newco Common Stock following the consummation of the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company, Columbia and Newco at that time. This Opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Company Common Stock (other than the Exception Shares) pursuant to the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting, regulatory and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction, including, without limitation, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not experts in generally accepted accounting principles in the United States (GAAP) in general and also specifically regarding the evaluation of allowances for credit losses and have not independently verified such allowances or reviewed or examined any individual loan or credit files. We have assumed, with your consent, that the allowance for credit losses (i) set forth in the financial statements of the Company and Columbia are adequate to cover such losses, (ii) will be adequate on a pro forma basis for the combined entity, and (iii) comply fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements.

In formulating this Opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Common Stock (other than the Exception Shares) as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Company’s officers, directors or employees), or class of such persons, whether relative to the compensation received by the holders of Company Common Stock or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (ii) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction among or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Columbia or the ability of the Company or Columbia to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Board of Directors

Northfield Bancorp, Inc.

January 31, 2026

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Columbia for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this Opinion, Raymond James has engaged in certain fixed income trading activity with Columbia Bank, a subsidiary of Columbia, for which it has earned income. Raymond James has not provided any other investment banking services to the Company in the two years preceding the date hereof, nor has Raymond James provided any investment banking services to Columbia in the two years preceding the date hereof. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Columbia or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this Opinion is solely for the information of the Board (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company or Columbia regarding how said director or shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this Opinion should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a joint proxy statement/prospectus used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such joint proxy statement/prospectus.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Common Stock (other than the Exception Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The Articles of Incorporation of Columbia Financial, Inc. provide as follows:

NINTH: The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures required, and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of Incorporation of the Corporation shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal. Any indemnification payments made pursuant to this Article NINTH are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

Item 21.	Exhibits and Financial Statement Schedules

The exhibits filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits

Exhibit	Description	Location

1.1	Engagement Letters, as amended, among Columbia Bank MHC, Columbia Financial, Inc. (a Delaware corporation), Columbia Bank and Keefe, Bruyette & Woods, Inc., A Stifel Company	Filed herewith

1.2	Form of Agency Agreement among Columbia Bank MHC, Columbia Financial, Inc. (a Delaware corporation), Columbia Financial, Inc. (a Maryland corporation), Columbia Bank and Keefe, Bruyette & Woods, Inc., A Stifel Company	Previously filed

2.1	Plan of Conversion and Reorganization	Incorporated herein by reference to Exhibit 2.1 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on February 2, 2026

2.2	Agreement and Plan of Merger, dated as of January 31, 2026 by and among Columbia Financial, Inc. (a Delaware corporation), Columbia Financial, Inc. (a Maryland corporation), Columbia Bank MHC and Northfield Bancorp, Inc.*	Incorporated herein by reference to Exhibit 2.2 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on February 2, 2026

3.1	Articles of Incorporation of Columbia Financial, Inc.	Previously filed

3.2	Bylaws of Columbia Financial, Inc.	Previously filed

5.1	Opinion of Kilpatrick Townsend & Stockton LLP re: Legality of Shares	Previously filed

8.1	Opinion of Kilpatrick Townsend & Stockton LLP re: Federal Tax Matters for the Conversion	Previously filed

8.2	Opinion of Crowe LLP re: State Tax Matters for the Conversion	Previously filed

8.3	Opinion of Kilpatrick Townsend & Stockton LLP re: Federal Tax Matters for the Merger	Previously filed

8.4	Opinion of Luse Gorman, PC re: Federal Tax Matters for the Merger	Previously filed

Exhibit	Description	Location

10.1	Employment Agreement between Columbia Financial, Inc., Columbia Bank and Thomas J. Kemly+	Incorporated herein by reference to Exhibit 10.1 to the Columbia Financial, Inc.’s Registration Statement on Form S-1 (File No. 333-221912), initially filed on December 5, 2017

10.2	Employment Agreement between Columbia Financial, Inc., Columbia Bank and Dennis E. Gibney+	Incorporated herein by reference to Exhibit 10.1 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on April 27, 2026

10.3	Employment Agreement between Columbia Financial, Inc., Columbia Bank and John Klimowich+	Incorporated herein by reference to Exhibit 10.3 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on April 27, 2026

10.4	Employment Agreement between Columbia Financial, Inc., Columbia Bank and Allyson Schlesinger+	Incorporated herein by reference to Exhibit 10.2 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on April 27, 2026

10.5	Employment Agreement between Columbia Financial, Inc., Columbia Bank and Oliver Lewis+	Incorporated herein by reference to Exhibit 10.4 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on April 27, 2026

10.6	Employment Agreement between Columbia Financial, Inc., Columbia Bank and Manesh Prabhu+	Incorporated herein by reference to Exhibit 10.5 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on April 27, 2026

10.7	Form of Columbia Bank Supplemental Executive Retirement Plan+	Incorporated herein by reference to Exhibit 10.9 to Columbia Financial, Inc.’s Registration Statement on Form S-1 (File No. 333-221912), initially filed on December 5, 2017

10.8	Columbia Bank Director Deferred Compensation Plan, as amended+	Incorporated herein by reference to Exhibit 10.11 to Columbia Financial, Inc.’s Registration Statement on Form S-1 (File No. 333-221912), initially filed on December 5, 2017

10.9	Columbia Bank Retirement Income Maintenance Plan+	Incorporated herein by reference to Exhibit 10.12 to Columbia Financial, Inc.’s Registration Statement on Form S-1 (File No. 333-221912), initially filed on December 5, 2017

10.10	Columbia Bank Qualified Savings Income Maintenance Plan, as amended+	Incorporated herein by reference to Exhibit 10.13 to Columbia Financial, Inc.’s Registration Statement on Form S-1 (File No. 333-221912), initially filed on December 5, 2017

10.11	Columbia Financial, Inc. 2019 Equity Incentive Plan+	Incorporated by reference to Annex 1 to Columbia Financial, Inc.’s Definitive Proxy Materials on Schedule 14A (File No. 001-38456), filed on April 22, 2019

10.12	Amended and Restated Columbia Financial, Inc. Performance Achievement Incentive Plan+	Incorporated herein by reference to Exhibit 10.15 to Columbia Financial, Inc.’s Annual Report on Form 10-K (File No. 001-38456), for the Year Ended December 31, 2024, filed on March 3, 2025

10.13	Columbia Bank Stock-Based Deferral Plan+	Incorporated herein by reference to Exhibit 10.10 to Columbia Financial, Inc.’s Registration Statement on Form S-1 (File No. 333-221912), initially filed on December 5, 2017

10.14	Columbia Bank 2026 Phantom Stock Plan+	Incorporated herein by reference to Exhibit 10.15 to Columbia Financial, Inc.’s Annual Report on Form 10-K (File No. 001-38456), for the Year Ended December 31, 2025, filed on March 6, 2026

10.15	Form of Columbia Bank Employee Stock Ownership Plan (ESOP) Loan Documents+	Previously filed

Exhibit	Description	Location

10.16	Support Agreement, dated as of January 31, 2026, by and among Columbia Financial, Inc. and each of the stockholders of Northfield Bancorp, Inc. listed on the signature pages therein	Incorporated herein by reference to Exhibit 10.1 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on February 2, 2026

10.17	Support Agreement, dated as of January 31, 2026, by and among Northfield Bancorp, Inc. and each of the stockholders of Columbia Financial, Inc. listed on the signature pages therein	Incorporated herein by reference to Exhibit 10.2 to the Columbia Financial, Inc. Current Report on Form 8-K (File No. 001-38456) filed on February 2, 2026

21.1	Subsidiaries of Columbia Financial, Inc.	Incorporated herein by reference to Exhibit 21.0 to Columbia Financial, Inc.’s Annual Report on Form 10-K (File No. 001-38456), for the Year Ended December 31, 2025, filed on March 6, 2026

23.1	Consent of Kilpatrick Townsend & Stockton LLP	Contained in Exhibits 5.1, 8.1 and 8.3

23.2	Consent of Crowe LLP	Contained in Exhibit 8.2

23.3	Consent of Luse Gorman, PC	Contained in Exhibit 8.4

23.4	Consent of KPMG LLP (independent registered public accounting firm of Columbia Financial, Inc.)	Filed herewith

23.5	Consent of Crowe LLP (independent registered public accounting firm of Northfield Bancorp, Inc.)	Filed herewith

23.6	Consent of RP Financial, LC.	Previously filed

24.1	Power of Attorney	Previously filed

99.1	Form of Proxy Card for Columbia Financial, Inc.	Previously filed

99.2	Form of Proxy Card for Northfield Bancorp, Inc.	Previously filed

99.3	Appraisal Report of RP Financial, Inc.	Previously filed

99.4	Consent of Keefe, Bruyette & Woods, Inc.	Previously filed

99.5	Consent of Raymond James & Associates, Inc.	Previously filed

99.6	Consent of Steven M. Klein	Previously filed

107	Filing Fee Table	Previously filed

*

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

+	Management contract or compensation plan or arrangement.

(b)	Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d)

For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)

That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fair Lawn, State of New Jersey, on May 5, 2026.

COLUMBIA FINANCIAL, INC.

By:	/s/ Thomas J. Kemly
Thomas J. Kemly
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas J. Kemly Thomas J. Kemly	President and Chief Executive Officer and Director (principal executive officer)	May 5, 2026

/s/ Thomas Splaine, Jr. Thomas Splaine, Jr.	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	May 5, 2026

* Dennis E. Gibney	First Senior Executive Vice President, Chief Banking Officer and Director

* Noel R. Holland	Chairman of the Board

* James M. Kuiken	Director

* Michael Massood, Jr.	Director

* Elizabeth E. Randall	Director

* Robert Van Dyk	Director

* Lucy Sorrentini	Director

* James H. Wainwright	Director

*	Pursuant to power of attorney previously filed with the Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission on March 6, 2026.

By:	/s/ Thomas J. Kemly Thomas J. Kemly Attorney-in-Fact	May 5, 2026